Form 20-F
period 2004-12-31
O A O TATNEFT
filed 2006-06-26
CIK 1058255

As filed with the Securities and Exchange Commission on June 26, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from N/A to N/A

Commission file number 1-14804

OAO TATNEFT

(also known as JSC TATNEFT, AO TATNEFT and TATNEFT)

(Exact name of Registrant as specified in its charter)

TATNEFT

(Translation of Registrant’s name into English)

Republic of Tatarstan
Russian Federation
(Jurisdiction of incorporation or organization)

75 Lenin Street
Almetyevsk
Tatarstan 423450
Russian Federation
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value 1 Russian ruble per share	New York Stock Exchange, Inc.*
American Depositary Shares (‘‘ADSs’’) each representing 20 Ordinary Shares	New York Stock Exchange, Inc.

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares, nominal value 1 Russian ruble per share(1)	2,178,690,700
Preferred Shares, nominal value 1 Russian ruble per share	147,508,500

(1)	Including 185,559,889 Ordinary Shares held in treasury as of December 31, 2004. Under Russian law, shares held by subsidiaries may vote and receive dividends.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

Yes No

If this report is an annual or transition report, indicate by checkmark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

Yes No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of ‘‘accelerated filer and large accelerated filer’’ in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer	Accelerated filer	Non-accelerated filer

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17      Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes     No

i

*	The registrant has responded to Item 18 in lieu of responding to Item 17.

ii

EXPLANATORY NOTE

The filing of this annual report on Form 20-F has been delayed due to the late finalization of our U.S. Generally Accepted Accounting Principles (‘‘U.S. GAAP’’) financial statements for the year ended December 31, 2004 and time required to complete the audit of these financial statements. The audit of our U.S. GAAP financial statements for the year ended December 31, 2004 commenced only in the fall of 2005 due to the late filing of our annual report on Form 20-F for the year ended December 31, 2003, which was made with the U.S. Securities and Exchange Commission (the ‘‘SEC’’) on July 14, 2005. The late filing of our annual report on Form 20-F for the year ended December 31, 2003 was caused by an investigation into certain transactions identified by our independent auditor, Ernst & Young LLC (‘‘Ernst & Young’’), in the course of the audit of our U.S. GAAP financial statements for the year ended December 31, 2003. As Ernst & Young conducted their audit for the year ended December 31, 2003, they identified weaknesses in our control environment, some of which had also been noted by ZAO PricewaterhouseCoopers Audit (‘‘PricewaterhouseCoopers’’), their predecessor, and reported in our annual reports on Form 20-F for prior periods. In addition, Ernst & Young identified certain transactions the nature and business purposes of which were not immediately apparent. Ernst & Young notified the Audit Committee of the Board of Directors (the ‘‘Audit Committee’’) and advised them to retain independent counsel to conduct an investigation of these transactions. Our Audit Committee retained Kennedys as its independent legal counsel to conduct the investigation. Based on the documentation, information and evidence obtained by it, Kennedys’ investigation, completed in April 2005, found no evidence of fraud but also found that our control environment (including our maintenance of books and records and internal controls) was inadequate under the applicable requirements of the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’). We have taken and continue to take certain remedial measures to deal with these inadequacies. See ‘‘Item 3—Risk Factors—Risks Relating to the Company—Our independent registered public accounting firm reported material weaknesses in our internal controls and we may not be able to remedy these material weaknesses or prevent future weaknesses’’ and ‘‘Item 15—Controls and Procedures.’’

We revised our estimate of the net oil reserves as of January 1, 2005, as set out in the revised report issued by Miller and Lents, Ltd. (‘‘Miller and Lents’’) on March 20, 2006 (the ‘‘Revised Reserves Report’’), furnished to the SEC on Form 6-K on March 28, 2006. The revised report reflected a change in our oil price to U.S.$17.47 per barrel (rather than the price of U.S.$21.53 per barrel that had previously been used) and a change in the ownership interest in our Stepnoozerskoye and Yelginskoye fields. As a result, the estimate of our total proved reserves, previously 5,962.6 million barrels (‘‘mmbbl’’), was revised to 5,801.1 mmbbl through the economic lives of our licensed fields, and the estimate of our total proved reserves through the current license expiration was revised from 1,499.1 mmbbl to 1,476.1 mmbbl, as presented in the Revised Reserves Report. This revision may affect our future net revenues subsequent to January 1, 2005. See ‘‘Exhibit 15.1—Report of Reserve Consultants, Miller and Lents, Ltd., dated March 20, 2006.’’

INTRODUCTION

This annual report on Form 20-F includes audited consolidated financial statements of OAO Tatneft (‘‘Tatneft’’) and its consolidated subsidiaries (together with Tatneft, the ‘‘Group’’) as at December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004. These financial statements have been prepared in accordance with U.S. GAAP. Information contained in such financial statements for periods prior to January 1, 2003 is expressed in constant rubles of December 31, 2002 purchasing power, except as otherwise indicated.

On December 31, 2004, the official ruble/U.S. dollar exchange rate reported by the Central Bank of the Russian Federation (the ‘‘Central Bank’’) was U.S.$1.00 = RR27.75. On June 23, 2006 the official ruble/U.S. dollar exchange rate reported by the Central Bank was U.S.$1.00 = RR26.97. The Federal Reserve Bank of New York does not report a noon buying rate for rubles. In providing an exchange rate, we do not represent that ruble amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate on that or any other date. See ‘‘Item 3—Key Information—Exchange Rates.’’

Our records and financial statements for Russian purposes are prepared in accordance with the Regulations on Accounting and Reporting of the Russian Federation (‘‘RAR’’). RAR differ in significant respects from U.S. GAAP, and financial statements prepared in accordance with RAR are not included in this annual report.

Unless the context otherwise requires, in this annual report all references to the ‘‘Company’’ or ‘‘Tatneft’’ are to OAO Tatneft, and all references to ‘‘we,’’ ‘‘us’’ or ‘‘our’’ are to Tatneft and its consolidated subsidiaries and references to ‘‘you’’ or ‘‘your’’ are to holders of our ADSs.

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

This annual report contains information concerning our oil reserves derived from the reports of Miller and Lents, oil and gas consultants based in Houston, Texas, dated May 28, 2004 and the Revised Reserves Report (collectively, the ‘‘Reserves Reports’’), incorporated by reference from our reports on Form 6-K furnished to the SEC on July 23, 2004 and March 28, 2006, respectively. While the Reserves Reports have been prepared as set out in the definitions contained in SEC Regulation S-X, Rule 4-10(a), they are based on economic assumptions that may prove to be incorrect. For instance, as discussed above, estimates of our net oil reserves as of January 1, 2005 have been revised, as set out in the Revised Reserves Report. As a result, the estimate of our total proved reserves, previously 5,962.6 mmbbl, was revised to 5,801.1 mmbbl through the economic lives of our licensed fields, and the estimate of our total proved reserves through the current license expiration were revised from 1,499.1 mmbbl to 1,476.1 mmbbl. See ‘‘Exhibit 15.1—Report of Reserve Consultants, Miller and Lents, Ltd., dated March 20, 2006.’’ Our oil reserves could be further revised, as the economic assumptions on which the Reserves Reports are based may prove to be incorrect. In addition, the Russian economy is more unstable and subject to more significant and sudden changes than the economies of many other countries and, therefore, economic assumptions in the Russian Federation are subject to a high degree of uncertainty. Readers should not place undue reliance on the forward-looking statements in the Reserves Reports, on the ability of the Reserves Reports to predict actual reserves or on comparisons of similar reports concerning companies established in countries with more mature economic systems. As indicated in the Reserves Reports, the reserves information is based on the reserves of 63 and 73 developed and producing and seven undeveloped oil fields covered by exploration, production or combined exploration and production licenses as of January 1, 2004 and 2005, respectively.

Like many other Russian and European oil companies, we use the metric ton as the standard unit of measurement for quantities of crude oil. For convenience, certain amounts of crude oil have been translated from tons to barrels. These translations were made at the rate of 7.123 barrels per ton of crude oil, reflecting the weighted average density of our crude oil reserves. However, the actual density of our crude oil reserves may vary by approximately 10% above and below this weighted average, such that actual barrel amounts may vary from this convenience translation. See ‘‘Item 4—Information on the Company—Exploration and Production.’’

Columns in tables may not add to the stated totals due to rounding.

FORWARD-LOOKING STATEMENTS

Certain statements in this annual report are not historical facts and are ‘‘forward-looking’’ (as such term is defined in the U.S. Private Securities Litigation Reform Act of 1995). We may from time to time make written or oral forward-looking statements in reports to shareholders and in other communications. This annual report contains forward-looking statements under the headings ‘‘Item 4—Information on the Company,’’ ‘‘Item 5—Operating and Financial Review and Prospects’’ and ‘‘Item 11—Quantitative and Qualitative Disclosures About Market Risk.’’ Examples of such forward-looking statements include, but are not limited to:

•	projections of revenues, income (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those related to products or services;

•	statements of future economic performance; and

•	statements of assumptions underlying such statements.

Words such as ‘‘believes,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘intends’’ and ‘‘plans’’ and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

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

PART I

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Item is not applicable.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

This Item is not applicable.

ITEM 3—KEY INFORMATION

SELECTED FINANCIAL DATA

The selected financial data set forth below is derived from the consolidated financial statements of Tatneft for each of the years in the five-year period ended December 31, 2004. The financial statements for the years ended December 31, 2004 and 2003 have been audited by Ernst & Young, independent auditors. The financial statements for each of the years in the three-year period ended December 31, 2002 have been audited by PricewaterhouseCoopers, independent auditors. The selected financial data as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the notes thereto included elsewhere in this annual report. The information below should also be read in conjunction with ‘‘Item 5—Operating and Financial Review and Prospects.’’

U.S. GAAP recognizes that the degree of inflation in a country’s economy may become so great that conventional financial statements prepared in historical local currency lose much of their significance and general price-level financial statements become more meaningful. General price-level financial statements are financial statements that have been restated to account for inflation, and such financial statements are required by U.S. GAAP when a country’s economy experiences ‘‘hyperinflation.’’

As measured by Russia’s consumer price index, annual inflation in Russia was 10.9%, 11.7%, 12%, 15.1%, 18.8% and 20.1% in 2005, 2004, 2003, 2002, 2001 and 2000, respectively. Given Russia’s past inflation history, Russia’s economy was considered hyperinflationary for purposes of our consolidated financial statements for the year ended December 31, 2002 and prior periods, and such consolidated financial statements were prepared in accordance with Accounting Principles Board Statement No. 3, ‘‘Financial Statements Restated for General Price-Level Changes’’ (‘‘APB 3’’). These figures were thus expressed in millions of constant rubles as of December 31, 2002 purchasing power. At a meeting of the American Institute of Certified Public Accounts (‘‘AICPA’’) International Practices Task Force on November 25, 2002, the Task Force concluded that Russia would no longer be considered highly inflationary effective from January 1, 2003. See ‘‘Item 5—Operating and Financial Review and Prospects—Overview—Inflation and foreign currency exchange rate fluctuations.’’

The monetary gain included in our consolidated statements of operations for periods prior to January 1, 2003 reflects gains attributable to the effect of Russian inflation on the monetary liabilities we owed during each period, net of the loss attributable to the effect of inflation on monetary assets held. Assets and liabilities are called ‘‘monetary’’ for purposes of general price level accounting if their amounts are fixed by contract or otherwise in terms of numbers of currency units regardless of changes in specific prices or in the general price level. Examples of monetary assets and liabilities include accounts receivable, accounts payable and cash.

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(in RR millions, except per share information)
CONSOLIDATED STATEMENT OF OPERATIONS DATA
Sales and other operating revenues, including excise tax and export duties(1)	206,782	155,818	146,328	156,861	199,503
Exploration and production(1)	124,076	93,155	84,394	91,528	108,615
Intersegment sales	124,076	93,155	84,394	91,528	108,615
Refining and marketing(1)	182,444	134,158	125,673	139,082	184,085
Domestic sales	47,790	34,891	36,279	51,342	56,056
Export sales (CIS)	20,436	9,806	11,540	7,702	1,757
Export sales (Non-CIS)	114,218	89,461	77,854	80,038	126,272
Petrochemicals(1)	13,614	11,816	10,242	5,444	2,427
Intersegment sales	294	233	322	1,311	54
Tire sales (Domestic)	9,510	7,764	7,046	2,517	—
Tire sales (CIS)	1,875	1,799	908	38	—
Tire sales (Non-CIS)	977	739	814	163	—
Refined products	958	1,281	1,152	1,415	2,373
Banking(2)	1,851	1,531	1,180	1,615	—
Net interest income intersegment	241	530	335	265	—
Net interest income	1,610	1,001	845	1,350	—
Other sales	10,156	9,177	10,038	12,797	13,959
Elimination of income from equity investments reported separately in the consolidated statements of operations and comprehensive income	(748)	(101)	(148)	(501)	(914)
Elimination of intersegment sales	(124,611)	(93,918)	(85,051)	(93,104)	(108,669)
Total costs and other deductions	(169,818)	(141,474)	(128,549)	(132,830)	(148,934)
Operating	(34,227)	(31,799)	(36,389)	(31,297)	(24,836)
Purchased oil and refined products	(39,107)	(28,997)	(28,372)	(34,104)	(61,587)
Exploration	(861)	(812)	(463)	(839)	(740)
Transportation	(9,142)	(7,635)	(5,683)	(5,183)	(4,349)
Selling, general and administrative	(16,941)	(15,499)	(16,031)	(17,282)	(11,293)
Bad debt charges and credits, net	714	262	261	1,027	233
Depreciation, depletion and amortization	(9,237)	(8,850)	(7,541)	(6,139)	(5,963)
Loss on disposals of property, plant and equipment and impairment of investments	(726)	(2,325)	(851)	(2,502)	(2,604)
Taxes other than income taxes(3)	(59,587)	(43,378)	(31,988)	(33,373)	(37,415)
Maintenance of social infrastructure	(249)	(279)	(199)	(491)	(252)
Transfer of social assets	(455)	(2,162)	(1,293)	(593)	(128)
Other income (expenses)	(1,668)	313	1,525	567	1,406
Earnings from equity investments	748	101	148	501	914
Exchange gain (loss)	41	(225)	(1,042)	(851)	(591)
Monetary gain(3)	—	—	871	1,764	3,706
Interest income	746	303	804	1,517	—
Interest expense	(1,386)	(1,827)	(2,855)	(2,875)	(3,509)
Other income, net	(1,817)	1,961	3,599	511	886
Income (loss) before income taxes and minority interest	35,296	14,657	19,304	24,598	51,975

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(in RR millions, except per share information)
Total income tax (expense) benefit	(10,861)	(4,582)	(5,363)	(1,244)	(19,482)
Current(3)	(10,032)	(6,070)	(4,743)	7,072	(10,822)
Deferred	(829)	1,488	(620)	(8,316)	(8,660)
Income (loss) before minority interest	24,435	10,075	13,941	25,842	32,493
Minority interest	(1,025)	63	(471)	(1,698)	(475)
Cumulative effect of change in accounting principle, net of RR1,498 million tax	—	4,742	—	—	—
Net income (loss)	23,410	14,880	13,470	24,144	32,018
Foreign currency translation adjustments	15	3	(20)	163	—
Unrealized holding gains on available-for-sale securities, net of RR nil tax	19	43	33	2,329	763
Less: reclassification adjustment for realized gains included in net income	(43)	(33)	(2,981)	(622)	—
Comprehensive income (loss)	23,401	14,893	10,502	26,014	32,781
Basic net income (loss) per Ordinary Share(4)	10.88	4.70	6.24	10.94	14.33
Diluted net income (loss) per Ordinary Share(4)	10.84	4.68	6.23	10.92	14.33
Net income (loss) per ADS(5)	217.6	139	125	219	287
Dividends declared per Ordinary Share(6)	0.90	0.30	0.10	0.10	0.30
Equivalent U.S.$ per Ordinary Share(7)	0.0325	0.0102	0.0031	0.0031	0.0094
Dividends declared per Preferred Share(6)	1.00	1.00	1.00	1.00	0.60
Equivalent U.S.$ per Preferred Share(7)	0.0360	0.0340	0.0315	0.0315	0.0189

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(in RR millions)
CONSOLIDATED STATEMENT OF CASH FLOWS DATA
Net cash provided by operating activities	27,791	20,000	8,683	15,259	21,466
Net cash used in investing activities	(22,105)	(19,150)	(11,770)	(17,512)	(17,907)
Net cash provided by financing activities	3,969	533	5,563	4,024	(2,579)
Effect of foreign exchange on cash and cash equivalents	(5)	(3)	10	(37)	96
Effect of inflation accounting	—	—	(288)	(393)	(611)
Net change in cash and cash equivalents	9,650	1,380	2,198	1,341	465

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(in RR millions)
CONSOLIDATED BALANCE SHEET DATA
Total assets	309,561	262,717	226,288	229,069	201,937
Total current assets	106,192	73,500	64,903	72,747	63,511
Property, plant and equipment, net	183,927	177,008	152,448	147,858	127,952
Other assets	19,442	12,209	8,937	8,464	10,474
Total liabilities	132,431	108,436	86,067	95,683	96,331
Total current liabilities(8)	71,713	54,233	48,140	66,789	51,310
Total long-term liabilities(9)	60,718	54,203	37,927	28,894	45,021
Minority interest	6,654	5,101	5,069	5,302	2,521
Total shareholders’ equity	170,476	149,180	135,152	128,084	103,085

	As of December 31,
	2004	2003	2002	2001	2000
Capital Stock	2,327	2,327	2,327	2,327	2,327
Ordinary Shares	2,179	2,179	2,179	2,179	2,179
Preferred Shares	148	148	148	148	148

(1)	For a discussion of certain important features of our crude oil and refined products sales reported under the exploration and production, refining and marketing and petrochemicals segments, see ‘‘Item 5—Operating and Financial Review and Prospects—Overview.’’

(2)	For a discussion of certain features of our banking operations, see ‘‘Appendix A—Tatneft’s Banking Operations.’’

(3)	See ‘‘Item 5—Operating and Financial Review and Prospects—Overview.’’

(4)	Based on the number of Ordinary and Preferred Shares outstanding at December 31, 2004, 2003, 2002, 2001 and 2000 respectively. Per share data are calculated based on the two-class method. Under the two-class method of computing net income per share, net income is computed for common and preferred shares according to dividends declared and participation rights in undistributed earnings. Under this method, net income is reduced by the amount of dividends declared in the current period for each class of shares, and the remaining income is allocated to common and preferred shares to the extent that each class may share in income if all income for the period had been distributed.

(5)	Per ADS data reflects a ratio of 20 Ordinary Shares per ADS.

(6)	Dividends declared are stated in nominal rubles. Dividends are stated as approved for a specific year, at the shareholders' meeting held in the following year.

(7)	2004 dividends are presented at the exchange rate of U.S.$1.00 = RR27.75 reported by the Central Bank on December 31, 2004. Dividends for 2000-2003 are presented at the exchange rate of U.S.$1.00 = RR29.45 reported by the Central Bank on December 31, 2003.

(8)	Includes short-term debt, notes payable and banking customer deposits of RR45,268 million, RR36,826 million, RR31,508 million, RR44,327 million and RR25,914 million at December 31, 2004, 2003, 2002, 2001 and 2000, respectively.

(9)	Includes long-term debt, notes payable and banking customer deposits of RR13,645 million, RR15,618 million, RR16,640 million, RR8,632 million and RR21,739 million at December 31, 2004, 2003, 2002, 2001 and 2000, respectively.

EXCHANGE RATES

The following table shows, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on the official exchange rate quoted by the Central Bank and rounded to the nearest 1/100th of a ruble. These rates may differ from the actual rates used in the preparation of our consolidated financial statements and other financial information appearing herein.

Year Ended December 31,	Period end	Average(1)	High	Low
2000	28.16	28.13	28.87	26.90
2001	30.14	29.18	30.30	28.16
2002	31.78	31.35	31.86	30.14
2003	29.45	30.68	31.88	29.24
2004	27.75	28.81	29.45	27.75
2005	28.78	28.31	28.99	27.46
2006
January	28.12	28.41	28.48	27.97
February	28.12	28.20	28.26	28.10
March	27.76	27.88	28.12	27.66
April	27.27	27.57	27.77	27.27
May	26.98	27.06	27.27	26.94

(1)	The average of the exchange rates on the last business day of each month for the relevant annual period, and on each business day for which the Central Bank quotes the ruble to U.S. dollar exchange rate for the relevant monthly period.

On June 23, 2006, the exchange rate of ruble to U.S. dollar established by the Central Bank was U.S.$1.00 = RR26.97. The Federal Reserve Bank of New York does not report a noon buying rate for rubles. No representation is made that ruble or U.S. dollar amounts stated herein could have been converted into U.S. dollars or rubles, as the case may be, at any particular rate or at all. The ruble is generally not convertible outside Russia. See ‘‘Item 10—Additional Information—Exchange Controls’’ for a description of Russian currency exchange controls.

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

Risks Relating to the Russian Federation

Political and social risks

Political and governmental instability could adversely affect the value of investments in Russia and the value of our ADSs

Since 1991, Russia has sought to transform itself from a one-party state with a centrally planned economy to a pluralist democracy with a market-oriented economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, as well as to unrest by particular social and ethnic groups. The composition of the Russian Government—the prime minister and the other heads of federal ministries—has at times been highly unstable. Six different prime ministers, for example, headed Governments between March 1998 and May 2000. On December 31, 1999, President Yeltsin unexpectedly resigned and Vladimir Putin was subsequently elected President on March 26, 2000. Mr. Putin was reelected for a second four-year term on March 14, 2004. While President Putin has maintained governmental stability and even accelerated the reform process in some areas, he may adopt a different approach over time. In late February 2004, President Putin dismissed Mr. Kasyanov’s Government and appointed Mikhail Fradkov as Prime Minister. Shortly after the appointment of Mr. Fradkov as Prime Minister, a Presidential decree significantly reduced the number of federal ministries, redistributed certain functions amongst various government agencies and announced plans for a major overhaul of the federal administrative system. For example, the Ministry of Energy, which had been responsible for implementing fuel and energy policy, was abolished, and its functions were divided between the Ministry of Industry and Energy and the Federal Energy Agency. In addition, from December 31, 2004, federal law gives the President a significant role in choosing regional governors. See ‘‘—Risks Relating to Tatarstan—Relations between Tatarstan and Russia may deteriorate, adversely affecting our business’’ under this Item. Additionally, pursuant to legislation that was adopted in 2005 and took effect on December 7, 2005, single-member-district elections for the State Duma are to be eliminated, and all votes are instead to be cast on a party-list basis. Future changes in government, major policy shifts or lack of consensus among President Putin, the prime minister, Russia’s parliament, regional governors and legislatures and powerful economic groups could also disrupt or reverse economic and regulatory reforms. Any disruption or reversal of the reform policies, recurrence of political or governmental instability or occurrence of conflicts with powerful economic groups could have a material adverse effect on our company and the value of investments in Russia, including our ADSs.

Conflicts between federal and regional authorities and other political conflicts could create an uncertain operating environment that could hinder our long-term planning ability and could adversely affect the value of investments in Russia

The Russian Federation is a federation of 88 sub-federal political units (reduced from 89 units on December 1, 2005, and to be further reduced to 86 on January 1, 2007), consisting of republics, territories, regions, cities of federal importance and autonomous areas. The delineation of authority and jurisdiction among the members of the Russian Federation and the federal governmental authorities is often unclear and contested. Some of these sub-federal political units, such as Tatarstan, exercise considerable power over their internal affairs pursuant to the Russian Constitution or, in certain cases, pursuant to agreements with the federal authorities. Such an agreement was signed in 1994 between Tatarstan and the federal authorities, which expired in July 2005. A new agreement is currently under negotiation. See ‘‘—Risks Relating to Tatarstan—Relations between Tatarstan and Russia may deteriorate, adversely affecting our business’’ under this Item. The Russian political system is therefore vulnerable to tension and conflict between federal and regional authorities, and between different authorities within the federal government over various issues, including tax revenues, authority for regulatory matters and regional autonomy. Such tension and conflict have in the past often resulted in the enactment of conflicting legislation at various levels. Although the balance of authority between the federal government and sub-federal units has, with some exceptions, stabilized in recent years, a return to lack of consensus could hinder our long-term planning efforts and create uncertainties in our operating environment, both of which may prevent us from effectively and efficiently carrying out our business strategy and adversely affect our operations. See ‘‘—Risks Relating to the Russian Legal System and Russian Legislation—Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and for business activity and thus could have a material adverse effect on the value of our ADSs’’ under this Item.

Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions, and in certain cases, to military conflict, such as the continuing conflict in Chechnya, which has brought normal economic activity within Chechnya to a halt and disrupted the economies of neighboring regions. Various armed groups in Chechnya have regularly engaged in guerrilla attacks in that area. Violence and attacks relating to this conflict have also spread to other parts of Russia, and several terrorist attacks were carried out by Chechen terrorists in Moscow in recent years. For example, in October 2002, a large group of Chechen guerrillas seized a Moscow theatre and held 700 people hostage for three days until Russian special forces overpowered them, leading to the death of 129 hostages and 41 terrorists. Terrorists, allegedly linked to Chechen guerillas, also seized a school in Beslan, North Ossetia in September 2004, leading to the deaths of over 330 persons. The further intensification of violence, including terrorist attacks and suicide bombings, or its continued spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some or all of Russia. Moreover, any terrorist attacks and the resulting heightened security measures may cause disruptions to domestic commerce and exports from Russia, and could materially adversely affect our business and the value of investments in Russia, including our ADSs.

Crime and corruption could disrupt our ability to conduct our business and could adversely affect our financial condition and results of operations

The political and economic changes in Russia since 1991 resulted in significant dislocations of authority, reduced policing and increased lawlessness. The local and international press has reported that significant organized criminal activity has arisen, particularly in large metropolitan centers. Property crimes in large cities have increased substantially. In addition, the local and international press has reported high levels of official corruption, including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further commercial interests of government officials or certain companies or individuals. Additionally, published reports have indicated that a significant number of Russian media outlets regularly publish disparaging articles in return for payment. The depredations of organized or other crime, demands of corrupt officials or claims that we have been involved in official corruption or illegal activities may in the future bring negative publicity, which could disrupt our ability to conduct our business effectively and could thus materially adversely affect our financial condition, results of operations or prospects and the value of our ADSs.

Social instability in Russia could lead to increased support for renewed centralized authority and a rise in nationalism or violence, which could adversely affect our ability to conduct our business effectively

The failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living in Russia have led in the past, and could lead in the future, to labor and social unrest and increased support for a renewal of centralized authority, increased nationalism, restrictions on foreign involvement in the Russian economy, and increased violence. For example, in 2005, Russian pensioners organized street protests against government proposals to monetize in-kind benefits. These protests periodically blocked highways and streets in major Russian cities. Such sentiments could lead to large-scale nationalization or expropriation of foreign-owned assets or businesses or to restrictions on foreign ownership of Russian companies in the oil and gas industry. Any of these or similar consequences of social instability could restrict our operations and lead to the loss of revenue, materially adversely affecting us.

Economic risks

Economic instability in Russia could adversely affect our business

Since the dissolution of the Soviet Union, the Russian economy has experienced at various times:

•	significant declines in gross domestic product;

•	hyperinflation;

•	an unstable currency;

•	high government debt relative to gross domestic product;

•	a weak banking system providing limited liquidity to Russian enterprises;

•	a large number of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings;

•	significant use of barter transactions and illiquid promissory notes to settle commercial transactions;

•	widespread tax evasion;

•	growth of black and grey market economies;

•	pervasive capital flight;

•	high levels of corruption and the penetration of organized crime into the economy;

•	significant increases in unemployment and underemployment; and

•	the impoverishment of a large portion of the Russian population.

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

Russia’s inexperience with a market economy compared to more developed economies also poses numerous risks. The failure to satisfy liabilities is widespread among Russian businesses and the government. Furthermore, it is difficult for us to gauge the creditworthiness of some of our customers, as there are no reliable mechanisms, such as reliable credit reports or credit databases, for evaluating their financial condition. Consequently, we face the risk that some of our customers or other debtors will fail to pay us or fail to comply with the terms of their agreements with us, which could adversely affect our results of operations.

We also cannot assure you that recent trends in the Russian economy—such as the increase in the gross domestic product, a relatively stable ruble and a reduced rate of inflation—will continue or will not be abruptly reversed. Additionally, because Russia produces and exports large quantities of oil and natural gas, the Russian economy is especially vulnerable to fluctuations in the price of such commodities on the world market and a decline in the price of oil or natural gas could significantly slow or disrupt the Russian economy. Recent military conflicts and international terrorist activity have created significant uncertainty about the supply of oil and natural gas and such future events may continue to adversely affect the global economic environment, which could result in a decline in the demand for oil and natural gas. A strengthening of the ruble in real terms relative to the U.S. dollar, changes in monetary policy, inflation or other factors could adversely affect Russia’s economy and our business in the future. Any such market downturn or economic slowdown could also severely limit our and our customers’ access to capital, also adversely affecting our and our customers’ businesses in the future.

Russia’s physical infrastructure is in poor condition, which could disrupt normal business activity

Russia’s physical infrastructure largely dates back to Soviet times and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks; power generation and transmission; communication systems; and building stock. For example, a cold spell in Russia in January 2006 placed enormous pressure on Russia’s power systems leading Moscow’s authorities to force power cutbacks to nonessential companies in the region to prevent a massive power blackout. In May 2005, a fire and explosion in one of the Moscow power substations built in 1963 caused a major multi-hour outage in a large section of Moscow and some surrounding regions. During the winter of 2000-2001, electricity and heating shortages in Russia’s far-eastern Primorye region seriously disrupted the local economy. In August 2000, a fire at the main communications tower in Moscow interrupted television and radio broadcasting and the operation of mobile telephones for several weeks. Road conditions throughout Russia are poor, with many roads not meeting minimum quality requirements. In addition, the Russian railway system is a state-owned railroad transportation services monopoly. Our use of the railways exposes us to risks such as potential delivery disruptions due to the deteriorating physical condition of the railway infrastructure. The federal government is actively considering plans to reorganize the nation’s telephone system, and restructuring of the electricity and rail sectors is in progress. Any such reorganization or restructuring may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems.

Russia’s poor physical infrastructure harms the national economy, disrupts the transportation of goods and supplies, adds costs to doing business in Russia and can interrupt regular business operations. Further deterioration in the physical infrastructure could have a material adverse effect on our business and the value of our ADSs.

Fluctuations in the global economy may adversely affect Russia’s economy and our business

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

We face inflation risks that could adversely affect our results of operations

The Russian economy has been characterized by high rates of inflation, including a rate of 84.4% in 1998, which subsided to 11.7% in 2004 and 10.9% in 2005. Certain of our costs, such as salaries, are sensitive to increases in the general price level in Russia. A significant portion of our revenues are either denominated in U.S. dollars or tightly linked to the U.S. dollar, and are affected primarily by international oil prices. Accordingly, our operating margins could be adversely affected if the inflation of our ruble costs in Russia is not balanced by a corresponding devaluation of the ruble against the U.S. dollar or an increase in oil prices.

Risks Relating to the Russian Legal System and Russian Legislation

Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and for business activity and thus could have a material adverse effect on the value of our ADSs

Russia is still developing the legal framework required to support a market economy. The following aspects of the Russian legal system create uncertainty with respect to many of the legal and business decisions that we make:

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

Russian laws and regulations may change in ways that adversely affect our business

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

Lack of independence and inexperience of some members of the Russian judiciary, the difficulty of enforcing court decisions and governmental discretion in instigating, joining and enforcing claims could prevent us or you from obtaining effective redress in a court proceeding, which could have a material adverse effect on our business or on the value of our ADSs

The independence of the judicial system and the prosecutor general’s office, and their immunity from economic, political and nationalistic influences in Russia, remain largely unsatisfying. The court system is understaffed and underfunded. Judges and courts are generally inexperienced in the area of business and corporate law. As in other civil law countries, judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian judicial system can be slow, and court orders are not always enforced or followed by law enforcement agencies. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims and governmental prosecutions are often used in furtherance of political aims. We may be subject to such claims or prosecutions and may not be able to receive a fair hearing.

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

Unlawful, selective or arbitrary government action may have an adverse effect on our business and results of operations and the value of our ADSs

We operate in an uncertain regulatory environment. Governmental authorities have a high degree of discretion in Russia and at times exercise their discretion selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is inconsistent with or contrary to law. Moreover, government authorities also have the power in certain circumstances to interfere with the performance of, nullify or terminate contracts. Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., has expressed concerns that ‘‘Russian companies and their investors can be subjected to government pressure through selective implementation of regulations and legislation that is either politically motivated or triggered by competing business groups.’’ In this environment, our competitors may receive preferential treatment from the government, potentially giving them a competitive advantage over us.

Unlawful, selective or arbitrary governmental actions have reportedly included denial or withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities have also used common defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations and/or to void transactions, often for political purposes. Unlawful, selective or arbitrary government action, if directed at us, could have a material adverse effect on our business and on the value of our ADSs.

Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries

The Civil Code and the Russian Federal Law on Joint-Stock Companies of December 26, 1995 (the ‘‘Joint-Stock Companies Law’’) generally provide that shareholders in a Russian joint stock company are not liable for the obligations of the joint stock company and bear only the risk of loss of their investment. This may not be the case, however, when one person is capable of determining decisions made by another person. The person capable of determining such decisions is called an ‘‘effective parent.’’ The person whose decisions are capable of being so determined is called an ‘‘effective subsidiary.’’ The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

•	this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between such entities; and

•	the effective parent gives obligatory directions to the effective subsidiary.

In addition, an effective parent may be secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt as a result of the action or inaction of an effective parent. This is the case without regard to how the effective parent’s capability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent that caused the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. Until very recently, there were no decisions of the Russian courts based on this provision of the law. However, on January 26, 2006, a commercial arbitration state court (‘‘arbitrazh court’’) of the Moscow region, reviewing a case on appeal, rendered a decision that imposed a liability on the shareholders of a bankrupt company. Accordingly, in our position as an effective parent company, we could be liable in some cases for the debts of our effective subsidiaries. This potential shareholder liability, which, where applicable, is joint and several with the liability of the subsidiary, could materially adversely affect us. As of December 31, 2004, the total liabilities of our consolidated Russian subsidiaries were U.S.$18.9 million, excluding intercompany indebtedness.

A shareholder of an effective parent should not itself be liable for the debts of the effective parent’s effective subsidiary, unless that shareholder is itself an effective parent of the effective parent. Accordingly, a shareholder of ours is not personally liable for our debts or those of our effective subsidiaries unless it controls our business.

Because of the weaknesses in Russian minority shareholder protection legislation, your ability to bring, or to recover in, an action against us will be limited

In general, minority shareholder protection under Russian law derives from supermajority shareholder approval requirements for certain corporate actions, as well as from the ability of a shareholder to demand that the company purchase the shares held by that shareholder if that shareholder voted against or did not participate in voting on certain types of action. Companies are also required by Russian law to obtain the approval of disinterested shareholders for certain transactions with interested parties. While these protections are similar to the types of protections available to minority shareholders in U.S. corporations, in practice corporate governance standards for many Russian companies have proven to be poor, and minority shareholders in Russian companies have suffered losses due to abusive share dilutions, asset transfers and transfer pricing practices. Shareholders’ meetings of certain Russian companies have been irregularly conducted, and shareholder resolutions have not always been respected by management. Shareholders of some companies have also suffered as a result of fraudulent bankruptcies initiated by hostile creditors.

In addition, the supermajority shareholder approval requirement is met by a vote of 75% of all voting shares that are present at a shareholders’ meeting. Thus, controlling shareholders owning less than 75% of the outstanding shares of a company may have a 75% or more voting power if certain minority shareholders are not present at the meeting. In situations where controlling shareholders effectively have 75% or more of voting power at a shareholders’ meeting, they are in a position to approve amendments to the charter of the company and other measures requiring supermajority shareholder approval, which could be prejudicial to the interests of minority shareholders.

Disclosure and reporting requirements and anti-fraud legislation have only recently been enacted in Russia. Most Russian companies and managers are not accustomed to restrictions on their activities arising from these requirements. The concept of fiduciary duties of management or directors to their companies and shareholders is also relatively new and is not well developed. Violations of disclosure and reporting requirements or breaches of fiduciary duties to us and our subsidiaries or to our shareholders could materially adversely affect the value of your investment in our ADSs.

While the Joint-Stock Companies Law provides that shareholders owning not less than one percent of the Company’s stock may bring an action for damages on behalf of the company, Russian courts to date have very limited experience with respect to such lawsuits. Russian law does not contemplate class action litigation. Accordingly, your ability to pursue legal redress against us may be limited, reducing the protections available to you as a holder of ADSs.

You could be subject to a mandatory buy-out procedure initiated by any person acquiring more than 95% of our Ordinary Shares

The newly adopted Federal Law No. 7-FZ ‘‘On the Amendments to the Federal Law On Joint Stock Companies and other Legal Acts of the Russian Federation,’’ dated December 27, 2005, which amends the Joint-Stock Companies Law, provides for the possibility of a squeeze-out of minority shareholders. Under this law, effective from July 1, 2006, a person acquiring, together with its affiliates, more than 95% of a company’s shares is entitled to request, under certain conditions, a mandatory buy-out of the remaining shares purchased at market price from all the other shareholders. For a more detailed discussion on the provisions of this law, see ‘‘Item 10—Additional Information—Memorandum And Articles Of Association—Change of Control Provisions.’’ Therefore, you could be subject to a mandatory buy-out procedure upon request of a person acquiring more than 95% of our Ordinary Shares.

Shareholder rights provisions under Russian law may impose additional costs on us, which could cause our financial results to suffer

Russian law provides that shareholders, including holders of our ADSs, that voted against or did not participate in voting on certain matters, have the right to sell their shares to the company at market value, as determined in accordance with Russian law. The decisions that trigger this right to sell shares include:

•	reorganization;

•	approval by shareholders of a ‘‘major transaction,’’ which, in general terms, is a transaction involving property worth more than 50% of the book value of our assets calculated according to RAR; and

•	amendment of our charter that restricts the shareholder’s rights.

Our obligation to purchase the shares in these instances is limited to 10% of our net assets calculated according to RAR, at the time the matter at issue is voted upon. Our or our subsidiaries’ obligation to purchase shares in these circumstances could have an adverse effect on our cash flows and on our business.

Some transactions between us and interested parties require the approval of disinterested directors or shareholders and our failure to obtain approvals could cause our business to suffer

We are required by Russian law and our charter, as amended, most recently on June 30, 2005 (the ‘‘Charter’’), and provisions on the Board of Directors to obtain the approval of disinterested directors or shareholders for certain transactions with ‘‘interested parties.’’

Under Russian law, the definition of an ‘‘interested party’’ includes members of our Board of Directors, our General Director, members of any of our management bodies, any person that owns, together with that person’s close relatives and affiliates, at least 20% of our voting shares and any person who otherwise has the right to give mandatory instructions to the company if any of the above-listed persons, or a close relative or affiliate of such person, is:

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

Due to the technical requirements of Russian law, entities within our consolidated group and other entities with which we deal on a regular basis may be deemed to be ‘‘interested parties’’ with respect to certain transactions between themselves. The failure to obtain approvals for interested party transactions when required to do so could adversely affect our business.

In addition, the concept of ‘‘interested parties’’ is defined with reference to the concepts of ‘‘affiliated persons’’ and ‘‘group of persons’’ under Russian law. These terms are subject to many different interpretations. Moreover, the provisions of Russian law that define which transactions must be approved as ‘‘interested party’’ transactions are subject to different interpretations, and we cannot be certain that our application of these concepts will not be subject to challenge. Any successful challenge could result in the invalidation of transactions that are important to our business.

Developing and uncoordinated regulation of Russian capital markets and corporate and securities laws could lead to insufficient protection of your rights as an investor in our ADSs

The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia than in the United States and Western Europe. Securities laws, including those relating to corporate governance, disclosure and reporting requirements have only recently been adopted and laws relating to anti-fraud safeguards, insider trading restrictions and fiduciary duties are rudimentary. In addition, the Russian securities market is regulated by several different authorities, which are often in competition with each other. These include:

•	the Ministry of Finance;

•	the Federal Antimonopoly Service;

•	the Federal Service for Financial Markets (the ‘‘FSFM’’);

•	the Central Bank; and

•	various professional self-regulatory organizations.

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

The lack of a central and rigorously regulated share registration system in Russia may result in improper record ownership of our shares, including the shares underlying your ADSs

Ownership of shares in Russian joint stock companies is determined by entries in a share register and is evidenced by extracts from that register. Currently, there is no central registration system in Russia. Share registration is carried out by the companies themselves or, as in our case, if a company has more than 50 shareholders or so elects, by licensed registrars located throughout Russia. In addition, shareholders may elect to hold their shares through a depositary, which in turn is registered as the nominal holder of the shares in the registrar’s records. Regulations have been issued by the Federal Commission on the Securities Market, the predecessor of the FSFM, regarding the licensing conditions for such registrars and depositaries and the procedures to be followed by them when performing the functions of a registrar or a depositary. In practice, however, these regulations have not been strictly enforced, and registrars generally have relatively low levels of capitalization and inadequate insurance coverage. Moreover, registrars and depositaries are not necessarily subject to effective governmental supervision. Due to the lack of a central and rigorously regulated share registration system in Russia, transactions in respect of a company’s shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence, official and unofficial governmental actions or oversight by registrars or depositaries incapable of compensating shareholders for their misconduct. In addition, Russian courts have recently ruled that effectively no party shall be held liable in case of unlawful and fraudulent transfer of shares from owner’s depositary account or account with the registrar.

You may be subject to Russian tax that might be withheld on trades of our Ordinary Shares, reducing their value

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

The Russian tax authorities currently require Russian residents to withhold 20% of the entire disposal proceeds or 24% of disposal proceeds less the original cost and certain expenses (in case of holders that are legal entities) or 30% (in case of holders who are individuals) of the capital gain earned by a non-resident on any shares sold by such non-resident to a Russian resident if more than 50% of the assets in the Russian company whose securities are being sold consist of immovable property and such Russian company’s shares are not listed and sold on exchanges outside Russia. A refund of all or a portion of the tax withheld may be available if an applicable tax treaty provides for an exemption or lower rate of withholding tax. However, obtaining the refund under any relevant tax treaties can be difficult due to the documentary requirements imposed by the Russian tax authorities. If any such tax is assessed, the value of our shares could be materially adversely affected. See ‘‘Item 10—Additional Information—Taxation.’’

Restrictive currency regulations may adversely affect our business and financial condition

We have significant ruble-denominated revenues. Over the past decade, the ruble has at times fluctuated dramatically against the U.S. dollar. The Central Bank has from time to time imposed various currency control regulations in attempts to support the ruble, and may take further actions in the future. Although Russian companies are currently required only to repatriate their proceeds from export sales but not to convert them into rubles (mandatory conversion of 10% of such proceeds was abolished in May 2006), in the past Russian companies were required to convert as much as 75% of such repatriated proceeds, and under existing regulations the percentage of proceeds we are required to convert into rubles may be increased or decreased from time to time by the Russian authorities but may not exceed 30%. The restrictions on our ability to convert our ruble revenues into foreign currencies, or to reconvert to foreign currency the rubles we obtain pursuant to the mandatory repatriation and conversion requirements, may adversely affect our ability to pay overhead expenses outside Russia, meet debt obligations and efficiently carry on our business.

Federal Law No. 173-FZ ‘‘On Currency Regulation and Currency Control,’’ dated December 10, 2003 (the ‘‘Currency Law’’), introduced a new currency control regime, which broadly came into force in June 2004. The Currency Law empowered the Russian Government and the Central Bank to further regulate and restrict currency control matters, including operations involving foreign securities and foreign currency borrowings by Russian companies. It also abolished the need for Russian companies to obtain transaction-specific licenses from the Central Bank, envisaging instead the implementation of generally applicable restrictions on currency control operations, such as the deposit of mandatory reserves with authorized banks for certain currency operations, prior registration to open residents’ foreign accounts, and the use of special accounts for certain currency operations. The Central Bank has issued some regulations that introduce currency controls, such as rules with respect to opening offshore bank accounts. Effective from July 2006, the Central Bank requirements to use special-purpose accounts and deposit mandatory reserves in connection with loans, operations with securities and residents' offshore bank accounts will be abolished. However, Central Bank practice has been subject to frequent changes and has not yet developed with respect to the application and enforcement of these new regulations.

The ruble is not convertible outside Russia and the Commonwealth of Independent States (the ‘‘CIS’’), and the ability of companies operating in Russia to convert rubles into other currencies may be subject to a special account and/or mandatory reserve requirements from time to time. Because of the limited development of the foreign currency market in Russia, we may experience difficulty converting rubles into other currencies. Furthermore, the Central Bank and the Russian Government may impose from time to time additional requirements under the Currency Law, such as restricting any grant by Russian companies of payment deferments of more than 180 days for commodities exports or requiring the deposit, interest free, of mandatory reserves where a Russian company receives a loan from a foreign entity the maturity of which is less than three years.

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

Possible restrictions of foreign investments in strategic industries may limit your ability to hold or sell our ADSs

According to Russian and international press reports, the Russian Ministry of Industry and Energy has prepared a draft law restricting foreign investments in certain ‘‘strategic’’ Russian industries. This draft law has not been submitted to, or approved by, the State Duma and therefore has not become public. The draft law reportedly provides that foreign investors may not own, directly or through a chain of affiliated companies, 50% or more of the share capital of a company involved in a ‘‘strategic’’ industry. In addition, a governmental approval will reportedly be required for acquisition by a foreign investor of more than 25% of a company involved in a ‘‘strategic’’ industry. On March 2, 2006, the Kommersant daily newspaper published a list of 39 ‘‘strategic’’ industries that might be influenced by the proposed law, which included production of natural resources. It is not clear whether foreign investors holding shares in a company involved in a ‘‘strategic’’ industry at the time of the entry into force of any such law would be affected by the provisions of the law. The entry into force of the discussed law could limit your ability to hold, sell or otherwise dispose our ADSs, and, as a result, could adversely affect the value of your investment in our ADSs and your position as a holder of our ADSs.

Risks Relating to Tatarstan

Relations between Tatarstan and Russia may deteriorate, adversely affecting our business

After the dissolution of the Soviet Union in 1991, certain politicians in Tatarstan, which has a significant non-Russian ethnic population that is predominantly Muslim, called for an independent Tatarstan state. In February 1994, Tatarstan and Russia signed a treaty under the terms of which Tatarstan enjoyed a high degree of autonomy. Since the treaty was signed, Tatarstan has existed peacefully within the Russian Federation. Russian authorities have repeatedly insisted on the revision of the treaty, claiming that it gives too much power to Tatarstan. This treaty expired in July 2005, as it has not been approved by the State Duma as required by Federal Law 95-FZ dated July 4, 2003 (as amended). A new agreement is currently under negotiation. See ‘‘—Risks relating to the Russian Federation—Political and social risks—Conflicts between federal and regional authorities and other political conflicts could create an uncertain operating environment that could hinder our long-term planning ability and could adversely affect the value of investments in Russia’’ under this Item. No assurance can be given that nationalism or other political, economic or religious tensions will not cause the relationship between Tatarstan and Russia to deteriorate, which would likely have a negative impact on us. For example, because Tatarstan is entirely surrounded by other regions of Russia and our principal markets are located outside of Tatarstan in Russia and in Europe, we ship substantially all of our crude oil to or through Russia and therefore rely on the cooperation of Russian authorities and the maintenance of good relations between Tatarstan and Russia.

Until December 31, 2004, the heads of the 88 sub-federal political units were directly elected by the residents of the relevant region. However, pursuant to Federal Law No. 184-FZ ‘‘On General Principles of Organization of Legislative (Representative) and Executive Bodies of Sub-Federal Political Units of the Russian Federation,’’ the heads of the 88 sub-federal political units, including the President of Tatarstan, are nominated by the President of the Russian Federation and then confirmed by the region’s legislative body. In March 2005, President Putin first exercised this authority, dismissing Vladimir Loginov as the governor of Koryaksky autonomous district, after the region suffered a heating shortage. President Shaimiev was nominated by President Putin, and subsequently confirmed by the legislature of Tatarstan, in March 2005. Nonetheless, future appointments may cause a deterioration of the relationship between Tatarstan and Russia.

The Tatarstan government has the power to exercise significant influence over our operations

The Tatarstan government is able to exercise considerable influence over our operations through its indirect ownership interest in Tatneft, its legislative, taxation and regulatory powers, and significant informal pressures. As of May 15, 2006, OAO Svyazinvestneftekhim (‘‘Svyazinvestneftekhim’’), an entity wholly owned by the Tatarstan government, held, directly and through its subsidiary OOO Investneftekhim (‘‘Investneftekhim’’), approximately 33.59% of our capital stock and 35.87% of our Ordinary Shares. As of the date of this annual report, four members of our Board of Directors are members of the Tatarstan government.

Tatarstan also holds a ‘‘Golden Share’’—a special governmental right—in Tatneft. The exercise of its powers under the Golden Share enables the Tatarstan government to appoint one representative to our Board of Directors and Revision Committee and to veto certain major decisions, including those relating to changes in our share capital, amendments to our Charter, our liquidation or reorganization and ‘‘major’’ as well as ‘‘interested party’’ transactions as defined under Russian law. See ‘‘Item 7—Major Shareholders and Related Party Transactions—Major Shareholders’’ for a description of the Golden Share rights of the Tatarstan government.

We may face pressures from the Tatarstan government to engage in certain business practices that we may not have independently chosen and that may not maximize shareholder value

The President of Tatarstan has publicly encouraged us to create a vertically integrated oil company in Tatarstan and also to construct an oil refinery in Tatarstan, and we have made significant investments in new refining facilities in Nizhnekamsk, Tatarstan. The Tatarstan government also controls a number of our suppliers and contractors, such as the electricity producer OAO Tatenergo (‘‘Tatenergo’’) and the petrochemicals company OAO Nizhnekamskneftekhim (‘‘Nizhnekamskneftekhim’’). Consequently, we may be subject to pressures to enter into transactions that we might not otherwise contemplate with such suppliers and contractors. Although we believe that our relations with the Tatarstan government are currently good, the Tatarstan government has in the past and may in the future cause us to take actions that may not maximize shareholder value, such as maintaining employment levels, increasing expenditure on social assets, selling oil to certain customers, transferring exploration or production licenses to small Tatarstan oil companies (including companies not affiliated with Tatneft), acquiring specified companies or taking actions to raise funds for the benefit of Tatarstan.

Tatarstan legislation may be inconsistent with Russian legislation, and resolution of these inconsistencies is uncertain

During the period from 1991 until February 1994, when the treaty between Russia and Tatarstan was signed, Tatarstan issued privatization and other legislation that was inconsistent with Russian legislation. The treaty gives Tatarstan law precedence over Russian legislation on certain matters. Recently, Tatarstan adopted a number of legislative acts intended to bring Tatarstan law generally into conformity with Russian legislation. However, there is continuing uncertainty about the application of Russian and Tatarstan law in Tatarstan in circumstances where there was in the past or currently remains a conflict between Russian and Tatarstan law. For example, our privatization was conducted primarily in accordance with Tatarstan law, even though there was conflicting Russian legislation under which we conceivably should have been privatized. We are not aware of any challenge to our privatization, but if challenged, our privatization might not be deemed valid under Russian law. Moreover, federal legislation on the Golden Share is in several respects inconsistent with pre-existing Tatarstan legislation. The Tatarstan legislation attaches broader powers to the Golden Share than the federal legislation. See ‘‘Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.’’ It is not clear whether a court would adhere to the federal or Tatarstan legislation if in the future the Tatarstan government would attempt to exercise the broader powers attaching to the Golden Share pursuant to the Tatarstan legislation. In addition, we cannot be certain that we will not become subject to inconsistent regulatory demands in the future.

Risks Relating to the Company

We have experienced liquidity problems in the past and could experience them in the future

As of December 31, 2004, our total indebtedness other than promissory notes, banking deposit certificates and banking customer deposits was RR27,619 million, of which approximately RR9,518 million was long-term indebtedness and RR18,101 million was short-term indebtedness. As of December 31, 2004, RR17,800 million of our indebtedness was denominated in U.S. dollars, incurred under loan facilities with various foreign banks and which includes the issuance of Eurobonds with a face value of U.S.$125 million by OAO Bank Zenit (‘‘Bank Zenit’’), which were fully repaid in June 2006. Of this amount, approximately 50% was long-term indebtedness and approximately 50% was short-term indebtedness (including current portion of long-term indebtedness). At December 31, 2004, we had outstanding

RR2,998 million in promissory notes, RR6,444 million in bank promissory notes and RR24,597 million in banking customer deposits. A substantial portion of the revenues from our crude oil sales outside the CIS, our primary source of hard currency revenues, is pledged as collateral for our long-term hard currency indebtedness.

In mid-1998, we began to experience liquidity problems, which intensified in subsequent months, causing us to suspend certain payments of interest and principal to certain short-term hard currency creditors. This was primarily due to (i) the significant decrease in world crude oil prices which began in 1997 and continued throughout 1998 reducing our cash flow from exports; (ii) the turmoil in the Russian and international financial markets, most notably the financial crisis in Russia in 1998, which had a negative impact on the liquidity of our investments in Russian securities; and (iii) lending by us to Tatarstan, further reducing our available cash. Our suspension of payments to certain creditors resulted in export proceeds being temporarily retained by those creditors under security agreements in place, causing further cash flow difficulties.

In October 2000, we restructured RR13,635 million (U.S.$484.7 million) of our hard currency indebtedness, including the principal and capitalized deferred interest. All amounts due under the restructuring agreement were repaid by March 2002.

In 2001 and 2002, we entered into secured loans arranged by BNP Paribas and Credit Suisse First Boston for an aggregate amount of U.S.$625 million. In April 2004, we repaid a syndicated loan of U.S.$100 million and borrowed a further U.S.$375 million in bridge loans from BNP Paribas and Credit Suisse First Boston, U.S.$187.5 million from each, for a period of six months, in connection with the proposed acquisition of the shares of Turkey’s oil refining monopoly Tupras. See ‘‘Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.’’ We repaid both of these bridge loans in 2004. Our outstanding loans are currently collateralized by aggregate oil exports of 200,000 tons per month (subject to increases depending on crude oil prices). We have also entered into a number of short-term loans collateralized by crude oil export contracts.

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

Future delays in the timely completion of our financial statements or filing of our annual reports could lead to negative consequences for us, including sanctions by the New York Stock Exchange or the London Stock Exchange, or cause us to be in default under our loan agreements

The delays in the completion of the audits of our 2003 and 2004 financial statements prepared under U.S. GAAP and the consequent delay in the filing of this annual report have caused us to be in breach of the listing requirements of the New York Stock Exchange, Inc. ( the ‘‘NYSE’’). Pending the filing of this annual report, the NYSE has permitted our ADSs to continue to be traded on the exchange. Nonetheless, should such delays occur again in the future we may be subject to a number of possible consequences, including the possible commencement of suspension or delisting procedures by the NYSE. In addition, the commencement of suspension or delisting procedures by the NYSE may also lead the United Kingdom Listing Authority to review our listing on the London Stock Exchange Limited (the ‘‘LSE’’) and to take possible action, which could, among other possible sanctions, include suspension or delisting. If a suspension or delisting were to occur, on either the NYSE or the LSE, there would be significantly less liquidity in our ADSs, which could result in a decline in the market price of our ADSs. See ‘‘—Our independent registered public accounting firm reported material weaknesses in our internal controls and we may not be able to remedy these material weaknesses or prevent future weaknesses’’ under this Item.

In addition, delays in the completion of our audited 2003 and 2004 financial statements prepared under U.S. GAAP, and our interim consolidated financial statements for the six months ended June 30, 2005, caused us not to comply with one of the covenants contained in our loan agreement with BNP Paribas for U.S.$300 million and in our loan agreement with Credit Suisse First Boston for U.S.$200 million. See ‘‘Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt—Long-term foreign currency denominated debt.’’ BNP Paribas notified us in April 2005 that it considered an event of default to have occurred under the loan agreement our failure to provide our audited 2003 U.S. GAAP financial statements and our interim U.S. GAAP consolidated financial statements for the six months ended June 30, 2004. However, we have provided BNP Paribas and Credit Suisse First Boston with our audited 2003 U.S. GAAP financial statements and we believe that by filing this annual report we have cured any event of default under our loan agreements. As such, we do not believe that BNP Paribas or Credit Suisse First Boston plan to attempt to accelerate payment of these loans or to enforce the related security. Nonetheless, should such delays occur again in the future we may be considered to be in default under certain of our loan agreements. Inability to obtain waivers for any such defaults could lead to acceleration of the payment of such loans, enforcement of the related security or, more generally, impairment of our ability to raise additional capital. See ‘‘—Our independent registered public accounting firm reported material weaknesses in our internal controls and we may not be able to remedy these material weaknesses or prevent future weaknesses’’ under this Item.

We sell a significant portion of our crude oil and refined products in the Russian market, where prices have historically been lower than in the international markets. These sales may adversely affect our revenues

In 2004, we sold approximately 25% of our crude oil volumes (including purchased crude oil) and 55% of our refined products volumes (including purchased refined products) within Russia, accounting for approximately 16% of our total revenues from sales of crude oil and 47% of our total revenues from sales of refined products, respectively. Russian crude oil prices remain below international spot market price levels due to, inter alia, significantly lower transport costs, large regional surpluses in Russia and increasing domestic supplies. Domestic Russian prices for refined products also remain below international spot market prices for refined products.

We are dependent on Transneft, a state-owned company that controls the monopoly pipeline system, for the transport of nearly all of our crude oil, and our ability to export crude oil is limited by the system for allocating access to Transneft’s pipelines

Over 90% of the crude oil produced in Russia, and most of our crude oil, is transported through the Transneft system of trunk pipelines. OAO Transneft (‘‘Transneft’’) is a state-owned oil pipeline monopoly. The Transneft pipeline system is subject to breakdowns and leakage. By using multiple pipelines, however, Transneft has generally avoided serious disruptions in the transport of crude oil, and to date, we have not suffered significant losses arising from the failure of the pipeline system. A significant disruption in the pipeline system would, however, have a material adverse effect on our results of operations and financial condition.

Russian government authorities regulate access to Transneft’s pipeline network. Pipeline capacity, including export pipeline capacity, is allocated quarterly to oil producers, generally in proportion to the amount of oil produced and delivered to Transneft’s pipeline network in the prior quarter, planned oil production in the forthcoming quarter, and total pipeline capacity. Generally, a Russian oil company is given an allocation for export to non-CIS countries equal to approximately one-third of its total crude oil so produced and delivered to Transneft. Limitations on access to the export pipelines constrain the ability of producers to export crude oil, and limited port, shipping and railway facilities represent further constraints on the export of crude oil. Though these constraints have subsided in recent years, they have in the past, and may continue in the future, to have a significant impact on our cash flows and results of operations, since export prices are generally higher than domestic prices. Furthermore, failure to pay expenses or taxes to the Russian government could result in the termination or temporary suspension of our access to the export pipelines, which would materially adversely affect our results of operations and financial condition.

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

A significant proportion of our crude oil production and reserves consists of high sulfur content oil, for which we receive a lower price and which has lower marketability than lower-sulfur content crude oil

As of January 1, 2005, most of our proved oil reserves had a high sulfur content, defined as greater than 1.8% sulfur content by mass.

A significant proportion of our crude oil production (approximately 42.8% in 2005, 43.1% in 2004, 42.5% in 2003 and 41.1% in 2002) consists of this high sulfur content oil, and we expect this proportion to continue to increase in the future. Our high sulfur content crude oil, which has an average sulfur content of approximately 3.5% by mass, typically commands a lower price than low sulfur content crude oil. Currently, however, virtually all of our high sulfur content crude oil is blended with low sulfur content crude oil produced by us and by other companies when it is transported through the Transneft pipeline system. The blended crude oil sells for a single uniform price. Although we pay Transneft a premium of U.S.$2.5 per ton (exclusive of value added tax (‘‘VAT’’)) of such blended and transported crude oil, we currently benefit overall from Transneft’s practice of blending deliveries, as we generally receive a higher price for our blended crude oil than we would if either (i) the higher sulfur content crude oil were transported and sold separately or (ii) Transneft charged a premium for transporting high sulfur content crude that more closely matched the differential in world market price between high sulfur content crude oil and the blended crude oil that Transneft currently carries. There is currently no equalization scheme, often referred to as a ‘‘quality bank,’’ for differences in crude oil quality supplied to the Transneft pipeline system. In the past, Transneft and members of the Russian Government have raised, inter alia, the possibility that the oil companies whose high sulfur content oil is blended with low sulfur content oil when transported in the Transneft pipelines should pay compensation to oil companies transporting low sulfur content oil through Transneft pipelines. If these proposals are adopted, the current system will be changed to our significant detriment and our business and results of operations would be adversely affected. See ‘‘Item 4—Information on the Company—Exploration and Production.’’

We do not have arrangements with any refineries with respect to our shipments of high sulfur content crude oil, and the refineries could cease accepting such crude oil from us at any time. Moreover, there are a limited number of refineries in Europe that have the technical capabilities necessary to refine high sulfur content crude oil. We have taken steps to diversify our outlets for high sulfur content crude oil and believe that sufficient refining facilities for this oil will be available to us on acceptable terms in the future. We have made and will continue to make significant investments in the construction of the new Nizhnekamsk refining and petrochemical complex in order to ensure our continued access to facilities for refining high sulfur content crude oil. No assurance can be given, however, that we will succeed in following this strategy or that adequate refining facilities will continue to be available to us.

We must pay transportation expenses and tariffs to Transneft in order to maintain pipeline access, and these expenses and tariffs may be raised in the future, which could increase our costs

We must pay transportation expenses to Transneft in order to maintain our access to export pipelines and seaports. Our failure to pay these expenses could result in the termination or temporary suspension of our access to these export pipelines and seaports, which would adversely affect our results of operations and financial condition. For example, in October 1998, as a result of our significant liquidity problems, we interrupted payments of transportation expenses to Transneft. Consequently, our export capacity was suspended until we resumed such payments. Further, if the tariffs that we pay for the transportation by pipeline of our crude oil were raised, our costs would increase, which could adversely affect our revenues, cash flows and results of operations.

We have historically had commercial relations with certain countries, including Libya, Iraq, Syria, Iran and Sudan, that are currently or have been until recently the subject of economic sanctions imposed by the United States and international organizations. Violations of existing international or U.S. sanctions could subject us to penalties that would have a material adverse affect on our results of operations

International and U.S. sanctions have been imposed on companies engaging in certain types of transactions with specified countries or companies in those countries. The Tatarstan government and we have held discussions regarding possible transactions involving such countries, including Libya, Iraq, Syria, Iran and Sudan.

After the Libyan government opened its territory for international experts in September 2003, the U.N. lifted sanctions against Libya, and most U.S. trade sanctions were suspended in April 2004 and removed in September 2004. In October 2005, we, among nineteen other international oil companies, received a permit to explore and develop oil fields located in the central part of Libya.

U.N. and U.S. sanctions against Iraq have been lifted subsequent to the military action in Iraq in 2003. Prior to lifting of the sanctions we exported Iraqi oil under the U.N. oil-for-food program, participated in a consortium that includes Rosneft, a major Russian oil company indirectly owned by the Russian Federation (‘‘Rosneft’’), to develop Iraqi oil fields, drilled a number of oil wells in Iraq under U.N.-approved contracts and opened a representative office in Iraq. We believe that none of our activities in Iraq was prohibited by U.S. or international sanctions. We do not currently engage in any significant activities in Iraq.

We have opened a representative office in Iran and in February 2005 the government of Tatarstan and the government of Iran concluded an agreement pursuant to which we are expecting to register a joint venture with an Iranian entity in order to participate in various projects in Iran, including tenders for the development of oil fields. The terms of our participation in this venture have not yet been finalized. In 2002, we conducted work under a contract for demercaptanization (a process in which mercaptans—sulfur compounds—are removed from hydrocarbons) of refined products and oxidized gas in Iran and are currently performing contracts for testing microbiological bed stimulation technology in Iran. In addition, we have signed a contract to implement well casing technology in Iran and submitted proposals to participate in tenders to provide engineering services and to obtain production licenses for a group of Iranian oil fields. In March 2005, we concluded an agreement with the government of Syria and the Syrian Oil Company according to which we are to explore and to produce oil in eastern Syria. In the past, we and/or our affiliates discussed proposals for business projects in Sudan. We are currently not engaged, and are not contemplating to be engaged in the future, in any activities in Sudan.

In the future, we may enter into permitted transactions with other countries against which sanctions have been applied. If we violate existing U.S. or international sanctions, penalties could include a prohibition or limitation on our ability to obtain goods and services on the international market or to access the U.S. or international capital markets. However, we believe that we are not currently, and have not in the past been, involved in any transactions with Libya, Iraq, Syria, Iran and Sudan that could result in sanctions against us, and we intend to comply with international sanctions law in the future.

The Russian and Tatarstan governments can mandate deliveries of crude oil and refined products at less than market prices, adversely affecting our revenue and relationships with other customers

The Russian and Tatarstan governments may direct us to deliver crude oil or refined products to certain government-designated customers, which generally take precedence over market sales. Government-directed deliveries may take several forms. We may be directed to make export sales, to make deliveries to government agencies, the military, agricultural producers or remote regions, or to specific consumers or refineries, such as Nizhnekamskneftekhim, or to domestic refineries in general. Government-directed deliveries may disrupt our relations with our customers, lead to delays in payments for crude oil and refined products or result in sales of our crude oil or refined products at below market prices.

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

We are dependent on oil refineries outside of Tatarstan

While we produce the majority of our oil in Tatarstan, we have limited ability to process crude oil in this area. Acting at the urging of Tatarstan President Shaimiev, in 1999 we formed a joint venture company, OAO Nizhnekamsk Oil Refinery, with Nizhnekamskneftekhim and OAO Tataro-American Investments and Finance (‘‘TAIF’’), which was at the time a related party of the Group, to expand, upgrade, and operate the refinery in Nizhnekamsk—the only oil refinery in Tatarstan. From December 2001, OAO Nizhnekamsk Oil Refinery leased a TAIF-owned crude distilling unit (the ‘‘CDU’’). The CDU was installed at the Nizhnekamsk oil refinery in 2002 and is a vital asset for its operations. The upgrade included improvements to the CDU and construction of a base refining complex consisting of six additional refining units with a higher added value production. Following the completion of the upgrade, the partners were expected to contribute their assets, including the refining units, the construction of which they had financed, to the charter capital of OAO Nizhnekamsk Oil Refinery, receiving a stake in the company in proportion to the value of their contribution. Since 1999, our most significant capital expenditures were for the upgrade of the Nizhnekamsk oil refinery. Our total investment in the refinery through September 1, 2005 amounted to approximately RR8,450 million. In 2004, we delivered 5.84 million tons of crude oil to the Nizhnekamsk oil refinery, representing approximately 63% of all our domestic crude oil deliveries.

Following the completion of the Phase I base complex in December 2002, we were not able to agree with TAIF on the value of the CDU. In 2003, TAIF brought a case before the arbitrazh court of the Tatarstan Republic claiming the return of the CDU leased to OAO Nizhnekamsk Oil Refinery because of alleged breaches by OAO Nizhnekamsk Oil Refinery of several provisions of the lease agreement. On October 6, 2003 the arbitrazh court of the Tatarstan Republic ruled in favor of TAIF and this decision was upheld by the instance of appeals of the arbitrazh court of the Tatarstan Republic on January 13, 2004. As a consequence, OAO Nizhnekamsk Oil Refinery returned the CDU to TAIF. In addition, in early September 2005, we sold to TAIF our share in the production assets of OAO Nizhnekamsk Oil Refinery, including the refining units, for approximately U.S.$315 million. While these production assets have not been physically removed from the Nizhnekamsk oil refinery, TAIF established a new legal entity to which it transferred these assets. Following this sale, OAO Nizhnekamsk Oil Refinery was left without production assets, and is now in the process of liquidation. While we are now building a new oil refining and petrochemical complex in Nizhnekamsk, until its completion, we have limited ability to process crude oil in Tatarstan, and are thus dependent on oil refineries outside of Tatarstan. Should these oil refineries be unable to refine our crude oil, this would have a material effect on our operations.

The Russian tax system imposes substantial burdens on us and is subject to frequent change and significant uncertainty

We are subject to a broad range of taxes imposed at the federal, regional and local levels, including but not limited to excise taxes and export duties, income tax, value added tax, the unified natural resources production tax, property tax, social tax and pension contributions. We were subject to an effective income tax rate (current and deferred income tax expense/benefit as a percentage of income before income taxes and minority interest) of 30% and a total tax burden of 34% (income taxes and taxes other than income taxes as a percentage of sales and other operating revenue) in 2004.

Laws related to these taxes, such as the Russian Federation Tax Code (the ‘‘Tax Code’’), have been in force for a short period relative to tax laws in more developed market economies, and the government’s implementation of these tax laws is often unclear or inconsistent. Accordingly, few precedents with regard to the interpretation of these laws have been established. Often, differing opinions regarding legal interpretation exist both between companies subject to such taxes and the government and within government ministries and organizations, such as the Federal Tax Service of the Russian Federation (the ‘‘Federal Tax Service’’), and its various inspectorates, creating uncertainties and areas of conflict.

Generally, tax declarations remain open and subject to inspection by tax and/or customs authorities for a period of three years following the tax year. The fact that a year has been reviewed by tax authorities does not close that year, or any tax declaration applicable to that year, from further review by an upper level of the tax authorities during the three-year period. Several Russian companies have recently been subjected to additional claims for taxes in prior years, including YUKOS, Vimpelcom and TNK-BP. In addition, on July 14, 2005, the Russian constitutional court issued a decision that allows the statute of limitations for tax liabilities to be extended beyond the three-year statutory term if a court determines that a taxpayer has obstructed or hindered a tax inspection. Because none of the relevant terms is defined, tax authorities may have broad discretion to argue that a taxpayer has ‘‘obstructed’’ or ‘‘hindered’’ an inspection and, ultimately, seek penalties beyond the three-year term. These facts create tax risks in Russia substantially greater than typically found in countries with more developed tax systems. In April 2005, we received a claim for back taxes from the federal tax authorities, based on their review of our tax filings for the years 2001, 2002 and 2003, in the amount of RR1,380 million. This amount includes both alleged non-payment and under-payment of taxes as well as fines and penalties. The amount of the tax claim was accrued in our financial statements as of December 31, 2003. While we could have challenged this claim, the issue of any such claim would have been uncertain, given the results of recent Russian companies’ tax claims. In addition, the amounts claimed were significantly smaller than similar claims recently received by other Russian companies. Consequently, we paid in May 2005 the entire amounts claimed.

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

Financial statements of Russian companies are not consolidated for tax purposes. Therefore, each of our Russian entities pays its own Russian taxes and may not offset its profit or loss against the loss or profit, respectively, of another of our entities. Because Russian legislation contains no consolidation provisions, dividends within the entities comprising our group are subject to Russian taxes at each level (if dividends are paid by a Russian company to another Russian company, the tax base would be determined as the difference between dividends to be paid and dividends received). Currently, dividends payable to a Russian entity are taxed at 9%, and the payer is required to withhold the tax when paying the dividend.

The Russian government has recently revised the Russian tax system. The new tax system is intended to reduce the number of taxes and the overall tax burden on businesses and to simplify the tax laws. However, the revised tax system relies heavily on the judgments of local tax officials and fails to address many of the existing problems. Even in the event of further reforms to tax legislation, they may not result in a reduction of the tax burden on Russian companies and the establishment of a more efficient tax system. Conversely, they may introduce additional tax collection measures. For example, in May 2004, a law was approved that increased the base tax rate for the unified natural resources production tax from RR347 to RR419 per ton of crude oil starting from January 1, 2005. Effective June 1, 2006, crude oil export duty rates were adjusted upwards to U.S.$199.8 per ton of crude oil from U.S.$186.4 per ton of crude oil as of April 1, 2006. Accordingly, we may have to pay significantly higher taxes, which could have a material adverse effect on our business.

We maintain insurance against some, but not all, potential risks and losses affecting our operations. We cannot assure you that our insurance will be adequate to cover all of our losses or liabilities. Also, we cannot predict the continued availability of insurance at an acceptable cost

Oil drilling and production activities are subject to numerous risks, including the risk that no commercially productive oil reserves will be found. The cost of drilling and completing wells is often uncertain. Oil drilling and production activities may be shortened, delayed or canceled as a result of a variety of factors, many of which are beyond our control. These factors include:

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

Our main oil fields are considered ‘‘mature’’ and require increased capital expenditures to maintain production levels. Inability to finance these and other expenditures could have a material adverse effect on our financial condition and the results of our operations

One of our key strategies has been to focus on rehabilitating existing wells to stabilize and optimize production. We anticipate that substantial expenditures will be required to maintain reservoir pressure in our key fields and otherwise to optimize production. Our business also requires other significant capital expenditures, including in exploration and development, production, transport, refining, and to meet our obligations under environmental laws and regulations. We expect to finance a substantial part of these capital expenditures out of cash flows from our operating activities. If international oil prices fall, however, we will have to finance our planned capital expenditures increasingly through bank borrowings and offerings of debt or equity securities in the international capital markets. If necessary, these financings may be secured by our exports of crude oil. During 2005 and 2004, up to 30% of our approximately 1.0 million tons per month and 1.1 million tons per month, respectively, of non-CIS crude oil exports, have been pledged as security for existing borrowings. No assurance can be given that we will be able to raise the financings required for our planned capital expenditures, on a secured basis or otherwise, on acceptable terms or at all. If we are unable to raise the necessary financing, we will have to reduce our planned capital expenditures. Any such reduction could adversely affect our ability to expand our business, and if the reductions are severe enough, could adversely affect our ability to maintain our operations at current levels.

Our exploration, development and production licenses may be suspended, amended or revoked prior to their scheduled expiration

The licensing regime in Russia for the exploration, development and production of oil and natural gas is governed primarily by the Federal Law on Use of Subsoil of February 21, 1992, as amended (the ‘‘Subsoil Law’’) and regulations issued thereunder. Most of our licenses provide that fines may be imposed, or the licenses may be suspended, restricted or terminated if we fail to comply with license requirements, including the conditions that we make timely payments of levies and taxes for the use of the subsoil, if we systematically fail to provide information, if we go bankrupt or if we fail to fulfill any capital expenditure and/or production obligations or to meet certain environmental requirements.

Article 10 of the Subsoil Law also provides that a license to use a field must be extended by the relevant authorities at the initiative of the license holder if the extension is necessary to finish production in the field, provided that the licensee has not violated the terms of the license. We believe that our existing production licenses will be extended at or prior to their scheduled expiration and we will apply for extensions of our existing production licenses when appropriate.

We may not be able to, or may voluntarily decide not to, comply with the license conditions for some or all of our license areas. If the Russian government determines that we have failed to fulfill the specific terms of any of our licenses or if we operate in the license areas in a manner that violates Russian or local law, government regulators may impose fines on us or suspend or terminate our licenses, or we may not be able to extend our licenses. Any of these events could have a material adverse effect on our operations and the value of our assets, or cause the price of our ADSs to decline. See ‘‘Item 4—Information on the Company—Exploration and Production.’’

Our inability to replace current production with new reserves will result in reduced production and will have a material adverse impact on our financial condition and results of our operations

Since 1996, our oil production has generally remained stable. Increasing our crude oil production by developing our non-producing and undeveloped reserves will require significant capital expenditure. Though we believe that our current production levels are stable and sustainable as a result of our current development program, our exploration and production programs may not result in the replacement of current production with new reserves, such programs may not result in new, commercially viable operations and we may not be able to extend the life of our existing reserves. See ‘‘Item 4—Information on the Company—Exploration and Production.’’

We depend on our senior managers and other key personnel, the loss of any of whom could have an adverse impact on our business

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

Failure to carry out our corporate reorganization program in its entirety or for it to have the desired effects may adversely affect our expected financial and operational results

We have adopted a corporate reorganization program as part of our strategy for reducing costs and improving production efficiency. This program faces numerous difficulties, including local opposition to the transfer of social assets, such as schools and medical facilities, from our ownership or management to local jurisdictions. These have prevented or delayed and may well continue to prevent or delay the implementation of certain aspects of the corporate reorganization program. See ‘‘Item 4—Information on the Company—Corporate Reorganization.’’

Our independent registered public accounting firm reported material weaknesses in our internal controls and we may not be able to remedy these material weaknesses or prevent future weaknesses

In connection with their audits of our consolidated financial statements for the years ended December 31, 2003 and 2004, Ernst & Young, our independent auditor, reported weaknesses in our internal controls, as had PricewaterhouseCoopers, our independent auditor in respect of prior periods. Specifically, our independent auditor found that our system of internal control lacks adequate processes and controls relating to the timely and accurate capture and recording of transactions in accordance with U.S. GAAP that would reduce to a relatively low level the risk that errors in amounts that would be material in relation to those financial statements may occur and may not be detected within a timely period by management in the normal course of business. In particular, our independent auditor found that, with respect to the preparation of our U.S. GAAP consolidated financial statements for the year ended December 31, 2004:

•	Our personnel directly involved in the financial reporting under U.S. GAAP consist of seven employees. Given our size, the complexity of our business transactions, the number of locations involved and the increasing requirements from the regulatory bodies (including those of Sarbanes-Oxley Act of 2002), our independent auditor believes that the size of our financial reporting department is inadequate to meet the applicable U.S. GAAP and the SEC reporting requirements. There is a risk therefore that financial information may be materially misstated, since in the process of financial statement closing the results of various transactions may not be correctly summarized, reviewed, consolidated, edited and included into a variety of regulatory and financial reports.

•	We do not have either integrated information systems or general ledgers which support dual Russian statutory and U.S. GAAP accounting. U.S. GAAP accounts are prepared with the use of spreadsheets, using Russian statutory accounting data as the initial inputs. Additionally, U.S. GAAP consolidation for the Group is performed using a complex spreadsheet. The lack of integrated information systems and the high volume of manual computations significantly increase the risk of unintentional material errors and create difficulties for us in preparing accurate and timely financial statements. Furthermore, our independent auditors note that we do not have computerized fixed assets registers for U.S. GAAP reporting purposes in respect of building and construction, and machinery and equipment. As a result, approximately RR27,229 million, or 15% of our consolidated fixed assets balance as at December 31, 2004, and approximately RR1,966 million, or 21% of our depreciation expense for 2004, were calculated with the use of spreadsheets, which, due to the human effort required, are prone to error.

•	There is no process in place to ensure that the personnel charged with financial statement preparation are timely and fully informed by senior management about the substance of business transactions in order to determine their appropriate recognition in the consolidated financial statements prepared in accordance with U.S. GAAP.

•	Our Executive Board controls the operations of OAO Tatneft, our parent company, only within the limits established by Russian legislation and our charter documents. We have a complex organization structure which includes more than one hundred subsidiaries and the structure changes from year to year. There is no written and clear policy establishing the role of senior executives of the Group in the internal control and oversight of the operations of the subsidiaries. Accordingly, there is a risk that certain significant business transactions that occur in the subsidiaries may not be properly authorized or approved by our senior executives, and these transactions may not be accurately disclosed or reported in the financial statements.

•	There is no effective process in place to ensure that all entities (including those deemed immaterial) where we exercise control or significant influence are consolidated or equity accounted for in the U.S. GAAP financial statements, including consideration of variable interest entities, of which we may be the primary beneficiary or over which we may exert significant influence.

•	There is no effective process in place to ensure that all related parties, as defined by U.S. GAAP and the SEC, are identified and the nature of relationships and respective transactions are reflected in the consolidated financial statements. In addition, the process that was in place during 2004 is not sufficient to allow us an opportunity to determine the identity of all counter-parties with which we enter into significant transactions.

•	Given the seriousness of the material weaknesses discussed above, our independent auditor has recommended that the Audit Committee continues to be involved in the oversight of the financial reporting process, and in monitoring management's risk assessment processes (including the risks of fraud). Our independent auditor has also recommended that the Audit Committee provides guidance to our management in developing and implementing a plan to overcome the above material weaknesses in an acceptable and timely manner. Our independent auditor has further recommended that the Audit Committee establishes a policy for reporting to our Board of Directors to allow important information to be brought to the attention of senior management on a regular basis.

In addition, an independent legal investigation into certain transactions, undertaken at the request of our Audit Committee in connection with the audit of our U.S. GAAP financial statements for the year ended December 31, 2003, indicated the following weaknesses in our internal controls: a lack of written policies and procedures at the group level; certain transactions not properly communicated to accounting and finance; incorrect recording of transactions, including failure to properly record substantial amounts of money being loaned; and procuring stock for a possible stock-based compensation plan without a complete formulation of the plan resulting in a failure to properly record treasury stock. The investigation found that our control environment (including our maintenance of books and records and internal controls) was inadequate under the applicable requirements of the Exchange Act.

One of the components of internal control is the control environment. The control environment reflects the tone of the organization, which influences the control consciousness of its personnel. The key factors affecting the control environment include among other things, participation of the Board of Directors, management’s philosophy and clearly defined operating style, organizational structure, assignment of authority and responsibility and policies and procedures. Our independent auditor found that the lack of clearly defined and articulated policies and procedures, combined with a management tone, which does not stress the importance of controls within the organization, increases the risk of error or misstatement in reported financial results. In a weak control environment such as ours, there is usually a greater likelihood that the specific risks created by one identified deficiency will not be overcome by strengths in other areas or by the basic attitude of the organization toward controls.

For further discussion of the independent legal investigation, its conclusions and the steps that we are taking to remedy our control deficiencies, see ‘‘Item 15—Controls and Procedures.’’ Notwithstanding the steps we are taking to address these issues, we may not be successful in remedying these material weaknesses or preventing future material weaknesses. If we are unable to remedy these material weaknesses, there is a risk that we may not be able to prevent or detect a material misstatement of our annual or interim U.S. GAAP consolidated financial statements. In addition, any failure to implement new or improved internal controls, or resolve difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares and ADSs.

We expect the oil industry in Russia to become increasingly competitive

We expect that the ongoing restructuring of the oil and natural gas industry in Russia will lead to increased competition for new exploration and production licenses, access to capital resources, transportation infrastructure, sales and other aspects of the production and transportation process. Recently, the Russian oil industry has experienced significant consolidation, including the privatization sale of Slavneft, a large Russian oil company, to a consortium of shareholders who also control Tyumen Oil Company (‘‘TNK’’) and Sibneft, Russia’s third and fifth largest oil companies, respectively; establishment of a strategic joint venture between BP and TNK on the basis of their respective Russian assets; the sale of Yuganskneftegaz, the most significant subsidiary of YUKOS, to Rosneft; and the acquisition of Sibneft, the fifth largest oil producer in Russia, by the state-owned Gazprom. These and other companies may have better access to financial and other resources than we do, and this may give them a competitive advantage. In addition, our domestic competitors may be strengthened through strategic acquisitions of additional assets, including in Tatarstan. Russneft, the tenth largest oil producer in Russia, has recently acquired significant production and refinery facilities in Russia and announced its plans to acquire additional facilities in the near future. See ‘‘Item 4—Information on the Company—Competition.’’

Excessive appreciation of the ruble against the U.S. dollar would adversely affect our margins and cash flows

After a protracted period of weakness, the ruble has appreciated against the U.S. dollar in recent years, including by 13.6% in 2004 and 3.9% in 2005 in real terms. Because our revenues are substantially linked to the U.S. dollar and our costs (other than a large portion of debt-service costs) are denominated primarily in rubles, the real appreciation of the ruble has already had and may continue to have an adverse effect on our business, results of operations, financial condition and cash flows by causing our costs to increase relative to our revenue.

Risks Relating to the Oil Industry

A substantial or extended decline in prices for crude oil and refined products could adversely affect our business, results of operations, financial condition, liquidity and our ability to finance planned capital expenditures

Our revenues, profitability and future rate of growth depend substantially upon prevailing prices of crude oil and refined products. Historically, prices for oil have fluctuated widely in respect to changes in many factors. Factors that can cause this fluctuation include:

•	global and regional supply and demand, and expectations regarding future supply and demand, for crude oil and refined products;

•	market uncertainty;

•	weather conditions;

•	domestic and foreign governmental regulations;

•	prices and availability of alternative fuels;

•	prices and availability of new technologies;

•	the ability of the members of the Organization of Petroleum Exporting Countries (the ‘‘OPEC’’), and other crude oil producing nations, to set and maintain specified levels of production and prices;

•	political and economic developments in oil producing regions, particularly the Middle East;

•	Russian and foreign governmental regulations and actions, including export restrictions and taxes; and

•	global and regional economic conditions.

The decline in world oil prices from October 1997 to December 1998 by more than 54% to less than U.S.$10 per barrel was one of the primary reasons for our significant liquidity problems in the second half of 1998. See ‘‘—Risks Relating to the Company—We have experienced liquidity problems in the past and could experience them in the future’’ under this Item. While oil prices remain volatile, average price levels since 1998 have been consistently above the low levels reached in 1998. According to the International Energy Agency, the average prices of Brent crude, an international benchmark oil price, for the three years ended December 31, 2004, 2003 and 2002, were approximately U.S.$38.22, U.S.$28.83, and U.S.$25.02 per barrel, respectively. The average price of Brent crude increased to U.S.$54.38 per barrel in 2005 and the price of Brent crude was U.S.$69.39 per barrel at June 1, 2006. Crude oil prices increased in 2005, 2004 and 2003, following a slight increase in 2002 and after declining significantly in 2001, as a result of export restrictions imposed by OPEC and certain other crude oil producing nations, including Russia, in 2003, improving global economic conditions and heightened tensions in the Middle East and war in Iraq. However, there can be no assurance that oil prices will not decline again. Because our crude oil export sales are the primary source of our hard currency revenues, including revenues needed to repay lines of credit from foreign lenders, and an important source of our earnings and cash flows, any decline in international crude oil or refined product prices is likely to have a material adverse effect on our financial position and results of operations.

Lower prices may also reduce the amount of oil that we can produce economically or reduce the economic viability of projects planned or in development. We may reduce our planned capital expenditures if international crude oil or refined product prices fall below the price assumptions used in our internal estimates.

We do not currently engage in any hedging transactions or other derivatives trading to reduce the impact of fluctuations of crude oil prices on our company.

The crude oil and natural gas reserves data in the Reserves Reports are only estimates and are inherently uncertain, and our actual production, revenues and expenditures with respect to our reserves may differ materially from these estimates

The crude oil reserves data set forth in this annual report and the crude oil and natural gas reserves data set forth in the Reserves Reports, incorporated by reference into this annual report from our reports on Forms 6-K furnished to the SEC on July 23, 2004 and March 20, 2006, respectively, are estimates based primarily on internal engineering analyses that were audited by Miller and Lents, independent petroleum engineering consultants as of January 1, 2005 and 2004, respectively. The most recent reserves estimates were calculated using oil and natural gas prices for us in effect on January 1, 2005. Any significant price changes could have a material effect on the quantity and present values of our proved reserves.

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

Many of the factors, assumptions and variables involved in estimating reserves are beyond our control and assumptions and variables on which the Reserves Reports are based may prove to be incorrect over time. This is especially true in Russia, where there has been political and economic uncertainty in the recent past. Results of drilling, testing and production after the date of the estimates may require substantial upward or downward revisions in our reserves data. Furthermore, different reservoir engineers may make different estimates of reserves and cash flows based on the same available data. Actual production, revenues and expenditures with respect to reserves will vary from estimates and the variances may be material. Any downward adjustment could lead to lower future production and thus adversely affect our financial condition, future prospects and market value. See ‘‘Item 4—Information on the Company—Exploration and Production.’’

We may incur material costs to comply with, or as a result of, health, safety and environmental laws and regulations

We incur, and expect to continue to incur, substantial capital and operating costs in order to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety.

The level of pollution and potential clean-up is impossible to assess without an environmental audit (which we have not undertaken) and consistent interpretation and enforcement of environmental laws by the federal, regional and local authorities (which has not occurred). In connection with our applications for licenses to explore and develop oil resources, we are generally required to make significant commitments concerning levels of pollutants that we release and remediation in the event of environmental contamination.

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

Furthermore, the implementation of the Kyoto Protocol to the United Nations Framework Convention on Climate Change from February 2005 (the ‘‘Kyoto Protocol’’) may impose new and/or additional rules or more stringent environmental norms. Such requirements may require additional capital expenditures or modifications in our operating practices.

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

Risks Relating to Investment in our ADSs

You may be unable to repatriate your earnings from our ADSs

Russian currency control legislation pertaining to payment of dividends currently requires dividends on ordinary shares to be paid in rubles. Under this legislation, ruble dividends may be converted into U.S. dollars by the depositary for distribution to owners of ADSs without restriction. In addition, ADSs may be sold by non-residents of Russia for U.S. dollars outside Russia without regard to Russian currency control laws as long as the buyer is not a Russian resident for currency control purposes.

The ability of the depositary and other persons to convert rubles into U.S. dollars (or another hard currency) is also subject to the availability of U.S. dollars (or another hard currency) in Russia’s currency markets. Although there is an existing market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is no market for the conversion of rubles into foreign currencies outside of Russia and no viable market in which to hedge ruble and ruble-denominated investments. See ‘‘Item 10—Additional Information—Exchange Controls.’’

Our ability to pay dividends is constrained by Russian accounting practices and our loan agreements with creditors

We are permitted to pay dividends on our Ordinary Shares out of net profits, and dividends on Preferred Shares out of net profits and special funds designated for such purposes, in each case calculated in accordance with RAR, which differ in significant respects from U.S. GAAP. Any amounts available for distribution as dividends on our shares as determined under RAR may be significantly lower than the amounts that would have been determined under U.S. GAAP. In addition, our loan agreements with some of our hard currency lenders contain restrictions on the payment of dividends. See ‘‘Item 8—Financial Information—Dividends and Dividend Policy.’’

The market price of our shares and ADSs could be adversely affected by potential future sales

The trading price of our shares and ADSs could be adversely affected as a result of sales of substantial numbers of our shares in the public market, or by the perception that this could occur. These factors could also make it more difficult to raise capital through equity or equity-linked offerings.

As of May 15, 2006, the Tatarstan government, through its wholly-owned entity Svyazinvestneftekhim and its subsidiary Investneftekhim, held approximately 33.59% of our capital stock and 35.87% of our Ordinary Shares. Svyazinvestneftekhim is free to dispose the Ordinary Shares it holds at any time. Significant dispositions of these shares could adversely affect the price of our ADSs.

The rights of non-Russian residents to own or vote our shares or ADSs may be subject to restrictions

According to the Law on the Securities Market and the regulations of the Russian Federal Commission on the Securities Market, the predecessor of the FSFM, the deposit of shares of a Russian company into an American Depositary Receipt (‘‘ADR’’) program requires the permission of the FSFM. Such permission may be denied, among other reasons, if more than 35% of the class of shares eligible for deposit into the ADR program will circulate outside Russia, including in the form of ADSs, or if the ADR program contemplates the voting of the shares underlying the ADSs other than in accordance with the instructions of the ADS holders. Our ADR program has no express limitations on the deposit of our Ordinary Shares into the program, and it contemplates that, in the absence of instructions from ADS holders, the depositary will give a proxy to vote the shares underlying such ADRs to our representative. There is uncertainty as to whether the FSFM regulation applies to ADR programs into which additional shares have been deposited and/or continue to be deposited in excess of 35% of the Ordinary Shares at the time of enactment of the regulation, or only to ADR programs established after the time of its enactment. Articles appearing in the press have noted that in January 2003, The Bank of New York ceased deposits of shares of another Russian company into its ADR program after the aggregate number of shares deposited into the program exceeded the amount permitted by the FSFM for this company. We have never applied to the FSFM or its predecessor entities for permission for our ADR program. The number of the Ordinary Shares deposited in our ADR program constitutes approximately 24.5% of our Ordinary Shares, and we may be required to limit the amount of the Ordinary Shares deposited in our ADR program to 35% of our Ordinary Shares. Accordingly, we can give no assurance that The Bank of New York, acting as one of the depositaries for our ADR program, will allow additional deposits of the Ordinary Shares if they exceed the 35% limitation. Furthermore, the FSFM regulation does not specify the consequences of violating the regulation. An assertion that the FSFM regulation and/or the limitation on shares deposited in the program apply to our ADR program could have a material adverse effect on the market price of our Ordinary Shares or ADSs.

Voting rights with respect to the shares represented by our ADSs are limited by the terms of the deposit agreement for our ADSs and relevant requirements of Russian law, which may prevent or delay the ability of ADS holders to exercise their rights

ADS holders may exercise voting rights with respect to the Ordinary Shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs and relevant requirements of Russian law. However, there are practical limitations with respect to their ability to exercise their voting rights due to the additional procedural steps involved in communicating with them. For example, the Joint-Stock Companies Law and the Charter require us to notify shareholders at least 20 days in advance of any general meeting, 30 days in advance if the agenda of such meeting includes an item on the Company’s reorganization and at least 50 days in advance of an extraordinary meeting relating to election of directors. Holders of our Ordinary Shares receive notice directly from us and are able to exercise their voting rights by either attending the meeting in person or voting by proxy.

By comparison, an ADS holder will not receive notice directly from us. Rather, in accordance with the deposit agreement, we will provide the notice to the depositary. The depositary has undertaken in turn, as soon as practicable thereafter, to mail to ADS holders the notice of such meeting, voting instruction forms and a statement as to the manner in which instructions may be given by holders. To exercise his or her voting right, the ADS holder must then instruct the depositary how to vote its shares. Because of this extra procedural step involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of Ordinary Shares. ADSs for which the depositary does not receive timely voting instructions will not be voted. In addition, although securities regulations expressly permit the depositary to split the votes with respect to the shares underlying the ADSs in accordance with instructions from ADS holders, this regulation remains untested, and the depositary may choose to refrain from voting at all unless it receives instructions from all ADS holders to vote the shares in the same manner. ADS holders may thus have significant difficulty in exercising voting rights with respect to the shares underlying the ADSs.

Because the depositary may be considered the beneficial holder of the shares underlying the ADSs, these shares may be arrested or seized in legal proceedings in Russia against the depositary, adversely affecting the holders of our ADSs

Russian regulations governing nominee holders, including global custodians and ADS depositaries in their custodial capacity, are underdeveloped and subject to varying interpretations. For example, it is unclear whether global custodians and ADS depositaries that are acting outside of Russia for non-Russian clients and investors but who are, on behalf of their clients and investors, holding in Russia through a Russian licensed custodian, securities issued by Russian companies, including our Ordinary Shares underlying our ADSs, are required to obtain a license from the FSFM to hold Russian securities on behalf of these clients and investors. If they do not obtain this license, their ‘‘nominee holder’’ status in Russia might not be recognized and therefore they may be viewed under Russian law as the beneficial owner. Because Russian law may not recognize ADS holders as beneficial owners of the underlying shares, it is possible that an ADS holder could lose all its rights to those shares if the depositary’s assets in Russia are seized or arrested. In that case, an ADS holder would lose all the money invested in our ADSs.

Russian law may treat the depositary as the beneficial owner of the shares underlying the ADSs. This is different from the way other jurisdictions treat ADSs. In most states of the United States, for example, although shares may be held in the depositary’s name or to its order, making it a ‘‘legal’’ owner of the shares, the ADS holders are the ‘‘beneficial,’’ or real owners. In those jurisdictions, an action against the depositary, the legal owner, would not result in the beneficial owners losing their shares. Russian law may not make the same distinction between legal and beneficial ownership, and a court may only recognize the rights of the depositary in whose name the shares are held, not the rights of ADS holders, to the underlying shares. Thus, in proceedings brought against a depositary, whether or not related to shares underlying ADSs, Russian courts may treat those underlying shares as the assets of the depositary, subject to seizure or arrest. We do not know yet whether the shares underlying the ADSs may be seized or arrested in Russian legal proceedings against a depositary. In the past, a lawsuit was filed against a depositary bank seeking the seizure of various Russian companies’ shares represented by ADSs issued by that depositary. In the event that this type of suit were to be successful in the future, and if the shares underlying our ADSs were to be seized or arrested, the ADS holders involved would lose their rights to such underlying shares.

Given that under Russian law the depositary may also be viewed as the owner of the shares underlying the ADSs, the depositary may need to comply with various Russian legal requirements regarding aggregate share ownership in a Russian company. For example, under Russian law, a person must receive the prior approval of the Federal Antimonopoly Service, a successor to the Russian Ministry for Antimonopoly Policy and Support of Entrepreneurship, before holding more than 20% of a company the size of Tatneft. As of March 31, 2006, Bank of New York held approximately 24.5% of our Ordinary Shares.

You may have limited recourse against us and our officers and directors because we conduct our operations outside the United States and all of our officers and directors reside outside the United States

Our presence outside the United States may limit your legal recourse against us. We do not have any presence in the United States and are incorporated under the laws of the Russian Federation. All of our directors and executive officers reside outside the United States. All or a substantial portion of our assets and the assets of our officers and directors are located outside the United States. As a result, you may not be able to effect service of process within the United States upon us or on our officers and directors. Similarly, you may not be able to obtain or enforce U.S. court judgments against us, our officers or directors, including actions based on the civil liability provisions of the federal securities laws of the United States. In addition, it may be difficult for you to enforce liabilities predicated upon U.S. securities laws in original actions brought in courts in jurisdictions outside the United States.

There is no treaty between the United States and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. Similarly, you may not be able to obtain or enforce foreign judgments against us on the same basis. These limitations may deprive you of effective legal recourse for claims related to your investment in our ADSs.

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

You may not be able to benefit from the United States-Russia double tax treaty

The Russian tax rules applicable to U.S. holders of our ADSs are characterized by significant uncertainties and by an absence of interpretive guidance. Russian tax authorities have not provided any guidance regarding the treatment of ADS arrangements, and there can be no certainty as to how the Russian tax authorities will ultimately treat those arrangements. In particular, it is unclear whether Russian tax authorities will treat U.S. holders as the beneficial owners of the underlying shares and dividends and other proceeds relating to the underlying shares and, therefore, persons entitled to the underlying shares, for the purposes of the United States-Russia double tax treaty. If the Russian tax authorities do not treat U.S. holders as the beneficial owners of such dividends and proceeds, then the U.S. holders would not be able to benefit from the provisions of the United States-Russia double tax treaty. In this event, dividends paid to U.S. holders generally will be subject to Russian withholding tax at a rate of 15% for holders that are legal entities and 30% for individual holders rather than the reduced rate of 5% for corporate legal entities owning at least 10% or more of our outstanding voting shares and the rate of 10% in other cases under the United States-Russia double tax treaty. See ‘‘Item 10—Additional Information—Taxation.’’

Other Risks

Terrorist activity and global instability could have an adverse effect on our business and share price

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

ITEM 4—INFORMATION ON THE COMPANY

BUSINESS OVERVIEW

Tatneft is one of the largest producers of crude oil in Russia. Substantially all of our production and other operations are located in Tatarstan, a republic of Russia situated between the Volga River and the Ural Mountains and located approximately 750 kilometers southeast of Moscow. We currently hold most of the exploration and production licenses and produce over 80% of the crude oil produced in Tatarstan. As of January 1, 2004, our total proved reserves of crude oil were approximately 836.6 million tons (5,959 mmbbl) and as of January 1, 2005, our total proved reserves of crude oil were approximately 814.4 million tons (5,801.1 mmbbl). We revised our estimate of the net oil reserves as of January 1, 2005, as set out in the Revised Reserves Report. See ‘‘Exhibit 15.1—Report of Reserve Consultants, Miller and Lents, Ltd., dated March 20, 2006’’ and ‘‘—Exploration and Production.’’ In addition to crude oil production, in recent years we have diversified our operations by building up our refining capabilities, developing a network of retail service stations, creating a petrochemicals holding division centered around one of Russia’s largest tire producers Nizhnekamskshina and providing banking services through Bank Zenit and AB Bank Devon-Credit (‘‘Bank Devon-Credit’’). In April 2005, our wholly-owned subsidiary, Tatneft Oil AG, sold its 26.75% stake in Bank Zenit to three companies acting for the benefit of certain beneficiaries of Urals Energy NV (‘‘Urals Energy’’). This transaction had the effect of reducing our ownership interest in Bank Zenit from 52.70% to 25.95%. In May 2006 we acquired 48.92% of newly issued shares in Bank Zenit, thus increasing our stake to 39.73%. In December 2005, we sold all of our shares, 92%, in Bank Devon-Credit to Bank Zenit. See Appendix A to this report. Our sales and other operating revenues were RR206,782 million, RR155,818 million and RR146,328 million for the years ended December 31, 2004, 2003 and 2002, respectively. We employed approximately 80,560 persons as of December 31, 2005.

HISTORY AND DEVELOPMENT

Tatneft is an open joint-stock company organized under the laws of Russia and Tatarstan. Our principal business is to explore for, develop, produce and market crude oil. Our registered office is located at 75 Lenin Street, Almetyevsk, Tatarstan 423450, Russian Federation (telephone: 7-8553-250-700). Our main offices and virtually all of our administrative staff are located in Almetyevsk, a city located approximately 950 kilometers southeast of Moscow and 250 kilometers southeast of Kazan, the capital of Tatarstan. Our agent for service of process in the United States in connection with any suit or proceeding arising out of, or relating to, our Ordinary Shares, ADSs or the deposit agreement pursuant to which they were issued is Puglisi & Associates, located at 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715, United States of America.

Tatneft is the legal successor to the Soviet-era production association ‘‘PA Tatneft,’’ which was formed in 1950, along with several other oil production-related state enterprises in Tatarstan. As part of the process of privatization of state-owned enterprises following the dissolution of the Soviet Union, substantially all of the assets of these enterprises were transferred to us, and we became an open joint-stock company in January 1994. For the history of our privatization, see ‘‘Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholding Structure.’’

The first oil was discovered in Tatarstan in 1943, and Romashkinskoye oil field, the largest oil field in Tatarstan, was discovered in 1948. PA Tatneft received the right to develop the Romashkinskoye field in 1950 when PA Tatneft was formed. It was soon thereafter given the right to develop what is now Tatneft’s second largest oil field, the Novo-Yelkhovskoye field. Tatneft still produces most of its crude oil from these two fields. PA Tatneft subsequently also acquired licenses to numerous smaller fields in Tatarstan. See ‘‘—Exploration and Production’’ under this Item.

Tatneft’s core exploration and production activities are currently organized along geographic lines, although a number of exploration and production support functions have been centralized. Our core exploration and production activities are carried out by 11 units known as the Oil and Gas Production Departments, or by their Russian acronym ‘‘NGDUs.’’ Two of these units are expected to be merged into two other existing units in 2006. Each NGDU is responsible for the exploration and production of crude oil on specified sections of oil fields. Each NGDU historically combined exploration and production activities (production wells, oil preparation and storage units, maintenance units, automation shops and research units) with exploration and production support capabilities (transport and construction) and certain ‘‘social’’ activities (housing and agriculture). As part of a reorganization program, our exploration and production support capabilities and certain social assets have been transferred into separate service companies (in the areas of drilling, well rehabilitation, production services, construction and assembly) and other companies (e.g., road construction and maintenance companies and collective farms). Certain other social assets are being transferred to local authorities (e.g., housing) in order to allow Tatneft to focus on its core exploration and production functions. We intend to retain control over the new exploration and production service companies but may not retain control over the other companies. See ‘‘—Corporate Reorganization’’ under this Item for more information.

Our other business segments are refining and marketing (including our interests in the Nizhnekamsk oil refinery (until September 2005) and the Kichuyi oil refinery, our gas production, transportation and refining division Tatneftegaspererabotka, interests in oil trading companies and gas stations), petrochemicals (including our interests in one of the largest Russian tire producers, Nizhnekamskshina, and its technologically-integrated enterprises and management company OOO Tatneft-Neftekhim (‘‘Tatneft-Neftekhim’’)) and banking operations (including, until December 2005, majority stakes in Bank Devon-Credit, an Almetyevsk-based retail and commercial bank that serves southeastern Tatarstan, and, until April 2005, Bank Zenit, the sixteenth largest Russian bank by net profit, the twentieth by net assets and the twenty-fourth by capital as of April 1, 2006, as calculated under RAR, according to Kommersant: Money magazine, a leading Russian business weekly). For a further discussion of our banking operations see Appendix A to this annual report.

We have a number of oil production joint ventures. These include ZAO TATEX (‘‘TATEX’’), which installs Tatneft’s unique vapor recovery system in its holding tanks and produces small amounts of crude oil from one field using horizontal drilling techniques; ZAO Tatoilgas (‘‘Tatoilgas’’), which specializes in the recovery of oil from sludge and operates several small oil fields in Tatarstan; and ZAO Kalmtatneft (‘‘Kalmtatneft’’), a small oil company engaged in crude oil exploration and production activities in the Republic of Kalmykia, Russia, which we and the regional oil company Kalmneft established in May 2000, and in which we own 50%. In addition, we have entered into a joint operations agreement with ZAO Ritek-Vnedreniye (‘‘Ritek-Vnedreniye’’), pursuant to which Ritek-Vnedreniye operates the third block of the Pavlovskoye area of the Romashkinskoye oil field. We are entitled to 60% of the economic benefit from Ritek-Vnedreniye’s production from this area.

In 2001, we increased our shareholdings in Nizhnekamskshina from 34.6% to 51.7%, in Bank Devon-Credit from approximately 27% to approximately 51%, in ZAO IFK Solid (‘‘IFK Solid’’), a Russian broker-dealer, from approximately 55% to approximately 59.7% and in OAO Bank Ak Bars (‘‘Bank Ak Bars’’), the largest private bank registered in the Russian Federation and located in the Republic of Tatarstan in terms of assets and number of retail customers, from approximately 10% to approximately 13%. In the second quarter of 2001, we acquired approximately 40% of the shares of the Minnibaevsk Gas Refinery, which we had held as collateral for a loan to the government of Tatarstan. We also acquired an approximately 27% interest in OAO Health Recovery Complex Zelenaya Rostsha, a company operating a resort and recovery center on the shores of the Black Sea, and established ZAO Yarpolymermash-Tatneft (‘‘Yarpolymermash-Tatneft’’), formed on the basis of the assets of the Yaroslavl Polymer Machine Plant, to produce equipment for processing materials for tire production. In the course of 2001, our major divestitures included the sale of our 5.5% stake in OAO Norsi Oil, the operator of the Norsi oil refinery in Nizhny Novgorod. In December 2001, our joint venture OAO Nizhnekamsk Oil Refinery entered into an agreement with TAIF for the lease of the CDU, a vital asset for the Nizhnekamsk oil refinery operations.

In 2002, a reverse stock split carried out by the Minnibaevsk Gas Refinery resulted in our ownership of 100% of its outstanding shares, the minority shareholders having been cashed out. Subsequently, we transferred the assets of Minnibaevsk Gas Refinery into our newly-formed unincorporated gas production, transportation and refining division Tatneftegaspererabotka. We also increased our stake in Bank Devon-Credit to approximately 92.2% and in Bank Ak Bars to approximately 17.9% and divested our approximately 12.8% interest in OAO Tatfondbank.

In 2003, we increased our stake in Nizhnekamskshina from 51.7% to 76.01% following a new share issuance by Nizhnekamskshina. We also raised our ownership interest in Bank Ak Bars from approximately 17.9% to approximately 21.77% and in ZAO Chulpan (‘‘Chulpan’’), an insurance company, from 79.6% to 95.8%, divested our interests in 21 agricultural companies and sold our 75.01% stake in OAO Tatincom-T (‘‘Tatincom-T’’), a regional cellular telecommunications company. In the same period we allowed our stake in Tatnefteotdacha, a joint venture that specializes in recovering hard-to-extract oil and increasing oil production efficiency, to decline from 14.5% to 3.5% following an additional share issuance in which we did not participate. In the beginning of 2003, we also increased our ownership in OAO Finansovaya Lizingovaya Kompania, a leasing company, from 12% to 21%. In October of 2003, we sold our interest in this company for RR676 million, resulting in a loss of RR99 million. In 2003, TAIF brought a case before the arbitrazh court of the Tatarstan Republic claiming the return of the CDU leased to OAO Nizhnekamsk Oil Refinery because of alleged breaches by OAO Nizhnekamsk Oil Refinery of several provisions of the lease agreement. On October 6, 2003 the arbitrazh court of the Tatarstan Republic ruled in favor of TAIF. In December 2003, together with the government of Tatarstan, OAO Tatneftekhiminvest-Holding, a holding company of the government of Tatarstan, Nizhnekamskneftekhim, LG International Corp. and LG Engineering and Construction Corp., we signed a letter of intent contemplating future joint work on the construction of an oil refining and petrochemical complex in Tatarstan. We subsequently formed OAO TKNK (‘‘TKNK’’) in order to carry out feasibility studies and arrange for financing of the construction of the oil refining and petrochemical complex. We held a 45.5% interest in TKNK, Nizhnekamskneftekhim held a 36.4% interest, Svyazinvestneftekhim held a 9.1% interest and LG International Corp. held a 9.1% interest.

In 2004, we acquired 33.3% of OAO Kalmneftegaz (‘‘Kalmneftegaz’’), which holds four licenses to explore and develop four oil fields in Kalmykia and two licenses for geological survey in Kalmykia. We also acquired 51% of ZAO Abdulinskneftegaz, which holds one geological survey license for oil fields in the Orenburg region. Over the course of 2004, we have acquired and established a number of oil production subsidiaries, such as OOO Tatneft-Abdulino (‘‘Tatneft-Abdulino’’), OOO Tatneft Severny (‘‘Tatneft Severny’’) and ZAO Tatneft-Samara (‘‘Tatneft-Samara’’). We own 75.1% in each of Tatneft-Abdulino and Tatneft Severny, which hold one and two subsoil licenses, respectively, for the exploration of hydrocarbon materials in deposits in the Orenburg region. Tatneft-Abdulino and Tatneft Severny each also received an additional license for the exploration of hydrocarbon materials in deposits in the Orenburg region in a license tender held on March 29, 2005. We also hold a 74.9% interest in Tatneft-Samara, which holds three subsoil licenses for the exploration of hydrocarbon deposits in the Samara region and recently received an additional two licenses for the exploration and production of hydrocarbon materials in deposits in the Samara region in a license tender held on February 22, 2005.

In January 2004, the instance of appeals of the arbitrazh court of the Tatarstan Republic upheld the decision of the arbitrazh court of the Tatarstan Republic to return to TAIF the CDU leased by OAO Nizhnekamsk Oil Refinery. As a consequence, OAO Nizhnekamsk Oil Refinery returned the CDU to TAIF. In September 2004, TKNK entered into a non-binding engineering, procurement and construction works arrangement with LG International Corp. and LG Engineering and Construction Corp. that sets forth the basic terms by which the LG entities are to carry out engineering, procurement and construction work on an oil refinery and petrochemical complex in Nizhnekamsk. TKNK and the LG entities entered into a further non-binding engineering, procurement and construction work arrangement in December 2004 that provided for the construction of certain refining equipment in Nizhnekamsk. In May 2004, Tatneft provided TKNK with a U.S.$4.3 million loan for financing feasibility studies and services as part of developing the oil refining and petrochemical complex. In addition, Tatneft has invested RR40 million in the first phase of the construction of the oil refining plant.

During 2004, we raised our ownership interest in Bank Zenit from 50% plus one share to 52.7%. We also raised our ownership interest in Bank Ak Bars from 21.77% to 29.46%. Our participation in Chulpan decreased in 2004 from 95.8% to 45.5%, as a result of two share issuances undertaken by Chulpan, in which we did not participate. In accordance with our expansion strategy, we concluded in 2004 an agency agreement with Integrated Petroleum Services Co. to market Tatneft’s technologies and services in Oman.

We also continued our program of transferring our social assets to public ownership. We transferred to public ownership assets with a net book value of RR455 million, RR2,162 million and RR1,293 million in the years ended December 31, 2004, 2003 and 2002, respectively.

We have not been the subject of any public takeover offers by third parties in the past three years.

Developments in 2005 and 2006

Our capital expenditures for 2005 (exclusive of acquisitions) were approximately RR18,000 million, which were financed through operating cash flows and debt. Our most significant current capital commitment for 2005 was made on production development, drilling development and other equipment to maintain current crude oil production. We have also made significant investments in the Nizhnekamsk oil refinery.

Production

Over the course of 2005 we have acquired and established a number of oil production subsidiaries and joint-ventures, including ZAO Severgeologia (‘‘Severgeologia’’) and ZAO Severgaznefteprom (‘‘Severgaznefteprom’’), with a share ownership of 50% of each of these two entities. Severgeologia and Severgaznefteprom each hold two geological survey licenses for oil fields in Nenetsk Autonomous District. We, along with Rosneft, which owns the remaining portion in these entities, have developed a geological exploration program for 2005 to 2007. While at this stage we cannot predict the level of capital investment that may be required of us in connection with Severgeologia and Severgaznefteprom, preliminary studies suggest that the total necessary investment for the exploration and production will amount to RR1.4 billion. In 2005, we also acquired 70% of OAO Ilekneft (‘‘Ilekneft’’), which holds one production license and two combined exploration and production licenses in the Orenburg region.

Oil Refining and Petrochemical Plants

In early September 2005, we sold to TAIF our share in the production assets of OAO Nizhnekamsk Oil Refinery, including the refining units, for approximately U.S.$315 million. While these production assets have not been physically removed from the Nizhnekamsk oil refinery, TAIF established a new legal entity to which it transferred these assets. Following this sale, OAO Nizhnekamsk Oil Refinery was left without production assets, and is now in the process of liquidation. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company—We are dependent on oil refineries outside of Tatarstan.’’ In October 2005, we entered into a long-term supply contract with TAIF in order to supply up to 650,000 tons per month of crude oil to TAIF at market price to be refined by the Nizhnekamsk oil refinery.

In accordance with the decision of the Security Counsel of the Republic of Tatarstan and subsequent decisions of our Board of Directors, in September 2005, together with Svyazinvestneftekhim, we founded ZAO Nizhnekamsk Oil Refinery to build an oil refining and petrochemical complex in Nizhnekamsk. We directly own 40% of the new company and Svyazinvestneftekhim owns 9%. The remaining 51% is indirectly held by International Petro-Chemical Growth Fund Limited (‘‘IPCG Fund’’), an open-ended investment company incorporated in Jersey, Channel Islands. The new complex will comprise an oil refinery with a refining capacity of 7 million tons of oil per year, construction of which is expected to be completed in 2008, a deep refining unit with a fuel oil capacity of 3.5 million of tons, construction of which is expected be completed in 2009, and a petrochemical plant producing products based on aromatics that is projected to be opened in 2010. The initial construction works (including the preparation of the site, etc.) commenced in September 2005. The total projected cost of this new refinery and petrochemical complex is approximately U.S.$3.2 billion. As of December 31, 2005, our investments in ZAO Nizhnekamsk Oil Refinery amounted to approximately RR240 million, and our projected investments for 2006 are approximately RR6.5 billion. These funds have been and will continue to be lent to ZAO Nizhnekamsk Oil Refinery and used by the latter to finance initial construction phase as well as to cover certain administrative and operational expenses. We expect ZAO Nizhnekamsk Oil Refinery to repay these loans to us once the project finance funding for the project has been obtained by ZAO Nizhnekamsk Oil Refinery from outside financiers. The project financing is expected to be opened in 2007. In May 2006, we retained BNP Paribas to advise us on the possible structure of the financing of the new refinery complex. In connection with this project, we applied for financial support for the construction and upgrade of existing infrastructure relating to the new Nizhnekamsk refinery (such as pipelines and railways) to the Ministry of Economic Development and Trade of the Russian Federation, which oversees the Investment Fund of The Russian Federation. On June 14, 2006 the State Investment Commission made a preliminary recommendation to the Government of the Russian Federation to approve financial support in the amount of RR16.5 billion. The final decision is expected to be made by the Government of the Russian Federation in July 2006.

In June 2005, all work on the TKNK project was suspended as the joint venture parties could not reach an agreement with respect to its financing and as we designed the project to build a new refinery complex in Nizhnekamsk.

Operations Outside Tatarstan

In May 2005, we registered a joint venture with Omani company Hamed International Marketing and Services Co. LLC to promote our products and services in Oman and other countries in the region. In 2005, we held discussions with the state-owned Petroleum Development Company of Oman regarding local well-casing technology for problem wells. In 2005, we also signed an agreement with an Omani firm for the development of special-sized well casings.

In October 2005, we, among nineteen other international oil companies, received a permit to explore and develop petroleum in the Gedames basin located in the central part of Libya, which is the site where Africa’s largest known crude-oil reserves are located. In December 2005, we entered into an exploration and production sharing agreement with the National Oil Corporation of Libya (‘‘NOCL’’) to that effect. We currently expect that exploration works at this project will take three to four years, and we anticipate that our initial exploration and development expenses in this project will be approximately U.S.$23 million through 2008. At this stage we cannot predict the level of reserves on these fields and the level of capital investment that may be required from us in connection with the development of any reserves that may be discovered. In accordance with the applicable Libyan laws and regulations, development and production activities will be carried out through a joint venture. Although the joint venture agreement has not been signed yet, the form of such agreement was approved in a schedule to the exploration and production sharing agreement signed with NOCL in 2005 as described above.

In March 2005, we concluded an agreement with the government of Syria and the Syrian Oil Company according to which we are to explore for oil in eastern Syria and to develop a field on the basis of a 25-year production sharing agreement. We are required to spend at least U.S.$7 million on exploration activities over three years, but we may extend this for two additional two-year periods, provided that we make additional minimum expenditures of U.S.$6.3 million and U.S.$12.8 million, respectively. We currently conduct no exploration or production activities in Syria as no agreement has been reached on the financing of the joint venture for the development of the field.

We have opened a representative office in Iran, and in February 2005 the government of Tatarstan and the government of Iran concluded an agreement pursuant to which we are expecting to register a joint venture with an Iranian entity in order to participate in various projects in Iran, including tenders for the development of oil fields. Our participation in this venture and the terms of any such participation have not yet been finalized. Our final decision as to our participation in Iranian projects will take into account the possible international sanctions imposed on Iran.

Banking Operations

In April 2005, our wholly-owned subsidiary Tatneft Oil AG sold its 26.75% stake in Bank Zenit to three companies acting for the benefit of certain beneficiaries of Urals Energy. This transaction had the effect of reducing our ownership interest in Bank Zenit to 25.95%. In May 2006, we acquired 48.92% of newly issued shares in Bank Zenit, as a result of which our total shareholding in Bank Zenit currently is 39.73%.

In 2005, we increased our shareholding in Bank Ak Bars to 29.98% and in 2006 we further increased it to 32.27%.

In December 2005, we sold all of our shares in Bank Devon-Credit, representing 92% of the total outstanding shares of Bank Devon-Credit, to Bank Zenit. Prior to this sale, Bank Zenit owned 3.2% of the shares of Bank Devon-Credit.

As a result of the sale of a significant part of our participation in Bank Zenit and of all our participation in Bank Devon-Credit, we no longer consider our banking activities to be significant to our operations. For more comprehensive information about our sale of the shares of Bank Zenit and Bank Devon-Credit, see Note 22 to our audited consolidated financial statements included in this annual report.

Other Developments

On December 23, 2005, our subsidiary Tatneft Oil AG acquired participation shares with the total value of U.S.$394.4 million in an open-ended investment company IPCG Fund, incorporated in Jersey, Channel Islands, by contributing 116 million ordinary shares of Tatneft, treasury shares of the Group, and U.S.$1 million in cash into the fund. IPCG Fund invests its assets primarily in equity and debt of companies operating in, or whose activities are connected to, the Russian Federation in general, and in or to the Republic of Tatarstan, in particular, with a priority for entities operating in the oil and chemicals industry and, to a lesser extent, the banking sector. IPCG Fund’s investment objective is to achieve medium and long-term capital appreciation of its investments. IPCG Fund is managed by MARS Capital Management Limited, a company regulated by Jersey Financial Services Commission. IPCG Fund is an indirect shareholder of ZAO Nizhnekamsk Oil Refinery and is expected to participate in the financing of the new refinery and petrochemical complex, including through participation of additional investors in the fund.

In late December 2005, we sold all of our shares in IFK Solid, representing 59.7% of the total outstanding shares of IFK Solid. This company was not considered as material to our financial condition or results of operations.

In August 2005, our wholly-owned subsidiary Tatneft Oil AG acquired from a third party two land plots in the city of Kazan, Tatarstan, of a total size of approximately 2 million square meters for U.S.$46.6 million. The acquisition was made on market terms for investment purposes.

In March-April 2006, we acquired 100% of the shares of OAO LDS-1000, the owner of the ice hockey arena in the city of Kazan, for RR2.1 billion.

In March 2006, we entered into a general cooperation agreement with OAO Avtovaz (‘‘Avtovaz’’), a large Russian car manufacturer. Pursuant to this agreement, we will supply Avtovaz with petrochemical complex products, including synthetic motor oils and high quality gasoline and tires manufactured by Nizhnekamskshina. This agreement will remain in force for three years and it will be automatically extended for each subsequent year, unless the parties agree to its termination.

In July 2005, we entered into a six-month crude oil sales contract with Ukrtatoil Limited to supply 3.5 million tons in total at market price.

ORGANIZATIONAL STRUCTURE

General

Our operations are currently divided into the following main segments:

•	exploration and production;

•	refining and marketing;

•	petrochemicals; and

•	banking.

Our exploration and production segment is the largest segment, and comprises the majority of our structural subdivisions. It consists of 11 NGDUs (two of these units are expected to be merged into two other existing units in 2006); a natural gas production, transportation and refining subdivision; three well repair and reservoir oil yield improvement subdivisions; a chemical production subdivision (Neftekhimservis); two pumping equipment repair centers; a research and development institute; and subdivisions responsible for geological exploration, communications and information support, drilling fluid delivery, security and logistics, operations outside Tatarstan and other matters. This segment also includes service subsidiaries over which we continue to retain control.

Our refining and marketing segment consisted of our interests in OAO Nizhnekamsk Oil Refinery (until September 2005) and the Kichuyi oil refinery and a minority stake in ZAO Ukrtatnafta (‘‘Ukrtatnafta’’); OOO Tatneft-Centernefteproduct and OOO Tatneft - Moskvanefteproduct, management companies for Tatneft-branded gas station network; and certain other oil trading and ancillary companies.

Our petrochemicals segment has been consolidated into a management company, Tatneft-Neftekhim, which manages Nizhnekamskshina and the companies technologically integrated with it, including OAO Nizhnekamsk Industrial Carbon Plant (‘‘Nizhnekamsk Industrial Carbon Plant’’), Yarpolymermash-Tatneft and Nizhnekamsk Mechanical Plant. OOO Tatneft-Neftekhimsnab and OOO Trading House Kama are responsible, respectively, for procuring supplies and marketing products produced by the companies of this segment.

Bank Zenit (until April 2005) and Bank Devon-Credit (until December 2005) constituted our banking segment. We also hold stakes in a number of other financial services companies.

We have non-core assets, such as social and cultural facilities, road construction companies, transportation companies, telecommunications companies and other ancillary enterprises, most of which we plan to sell in the course of our continuing reorganization.

Joint Ventures, Subsidiaries and Associated Companies

We have a number of oil production joint ventures. These include TATEX, in which we own 50% and which is accounted for under the equity method in our consolidated financial statements, Kalmtatneft, in which we own 50% and which is accounted for under the equity method in our consolidated financial statements, and Tatoilgas, in which we currently own 50% but maintain management control and which is fully consolidated. We are also party to a joint operations agreement with Ritek-Vnedreniye pursuant to which Ritek-Vnedreniye operates an oil field that is licensed to us, and we provide various services to Ritek-Vnedreniye in connection with its operations. We are entitled to 60% of the economic benefit from Ritek-Vnedreniye’s operations of this field.

Currently, oil production by the joint ventures is limited. We believe that the primary benefits of the joint ventures are their contribution to us of new technologies and techniques that increase productivity and well recoverability and the introduction of new approaches to improve our organization and efficiency.

With the exception of Tatneft Oil AG and its subsidiaries, including our Western European marketing agent Tatneft Europe AG (‘‘Tatneft Europe’’), which are incorporated in Switzerland, all of our significant joint ventures, subsidiaries and associates are incorporated in the Russian Federation.

The joint ventures are:

•	TATEX. TATEX is a joint venture with the U.S. company Texneft (a subsidiary of Devon Energy Corp.) in which we each held a 50% interest as of December 31, 2004. TATEX has installed oil vapor recovery systems on all of Tatneft’s oil holding tanks to capture natural gas; TATEX subsequently sells this natural gas. TATEX has also obtained rights to the Onbiyskoye oil field, previously developed by Tatneft, where TATEX produces oil. In 2005, TATEX produced approximately 492,100 tons (3.50 mmbbl) of oil, 492,633 tons (3.50 mmbbl) of oil in 2004 and 486,141 tons (3.46 mmbbl) of oil in 2003.

•	Tatoilgas. At December 31, 2004, we owned 50% of the voting shares of Tatoilgas, a joint venture with the German firm Mineralol-Rohstoff-Handel, GmbH. Tatoilgas recovers oil from sludge and holds production licenses for two small oil fields in Tatarstan. In 2005, Tatoilgas produced approximately 267,691 tons (1.91 mmbbl) of oil, and 257,198 tons (1.83 mmbbl) of oil in 2004. Tatoilgas is consolidated in our consolidated financial statements.

•	Kalmtatneft. We own 50% of Kalmtatneft, which holds four licenses to explore and develop four oil fields in Kalmykia.

We control a number of subsidiary companies and have minority stakes in a number of other companies, including those described below. Except for Nizhnekamskshina and Bank Zenit (until April 2005), we do not believe that any of these companies is material to our financial condition or results of operations.

•	Nizhnekamskshina. We purchased approximately 34.6% of Nizhnekamskshina in 2000 from the Tatarstan government as part of our strategy to become a vertically integrated oil company. In 2001, we increased our stake to 51.7% and Nizhnekamskshina was consolidated in our consolidated financial statements from September 30, 2001. In 2003 we increased our stake to 76.01% following an additional share issuance by Nizhnekamskshina. Nizhnekamskshina is one of the largest tire manufacturing plants in Russia, and supplies products to both domestic and foreign markets. The Tatarstan government holds a Golden Share in Nizhnekamskshina that permits it to veto certain board and shareholder decisions and to appoint representatives to Nizhnekamskshina’s management bodies.

•	Bank Zenit. Until April 2005, we owned 52.7% of Bank Zenit, a Russian commercial bank founded in December 1994 and based in Moscow, having increased our holdings from 50% plus one share in 2004. Bank Zenit has branches in Rostov-on-Don, Nizhny Novgorod, Almetyevsk, Gorno-Altaisk, St. Petersburg, Kemerovo and Kursk, a representative office in Kazan and additional offices in Kazan and Nizhnekamsk. In April 2005, our wholly-owned subsidiary Tatneft Oil AG sold its 26.75% stake in Bank Zenit to three companies acting for the benefit of certain beneficiaries of Urals Energy. This transaction had the effect of reducing our ownership interest in Bank Zenit to 25.95%. In May 2006, we acquired 48.92% of newly-issued shares in Bank Zenit, increasing our current shareholding to 39.73%. See ‘‘Appendix A—Tatneft’s Banking Operations.’’

•	IFK Solid. As of December 31, 2004, we owned approximately 59.7% of IFK Solid. IFK Solid is a market maker in our shares in the Russian equity markets and also acted as a financial advisor and agent to us for transactions in the Russian equity markets and in connection with our stock option plan. See ‘‘Item 9—The Offer and Listing—Markets—Activities of the Company and its Affiliates in the Market’’ and ‘‘Item 6—Directors, Senior Management and Employees—Compensation.’’ In late December 2005, we sold the totality of our stake in IFK Solid.

•	Bank Ak Bars. We currently own approximately 32.27% of Bank Ak Bars.

•	Bank Devon-Credit. As of December 31, 2004, we owned approximately 92% of Bank Devon-Credit, a Russian commercial and retail bank. Bank Devon-Credit serves Tatneft and much of the local population in Almetyevsk and the southeast of Tatarstan through a network of 13 branch offices. We sold the totality of our stake in Bank Devon-Credit in December 2005 to Bank Zenit.

•	Tatneft, Solid & Co. Tatneft is both a general partner and a limited partner in Tatneft, Solid & Co., a limited partnership set up to purchase our Ordinary Shares. See ‘‘Item 9—The Offer and Listing—Markets—The Ordinary Share Market.’’

•	Chulpan. As of December 31, 2004, we owned approximately 45.5% of Chulpan, an Almetyevsk-based company that provides voluntary medical and property insurance services. Our participation in this company was diluted in 2005 as a result of two share issuances undertaken by Chulpan, in which we did not participate.

•	Marketing Agents. We have formed a number of subsidiaries that act as sales agents dedicated to working with specific refineries and markets. One of these agents, Tatneft Europe, registered in Switzerland, is one of the major offtakers of our oil. Each of the sales agents is consolidated in our consolidated financial statements.

•	OAO Tatneftegeofizika. We own 88.1% of a geophysical services company, OAO Tatneftegeofizika (‘‘Tatneftegeofizika’’), which provides services in the discovery and exploration of oil and natural gas reserves in Tatarstan, Siberia and outside of Russia (including Egypt, India, Kazakhstan, Libya and Turkey). The Tatarstan government holds a Golden Share in Tatneftegeofizika that permits it to veto certain board and shareholder decisions and appoint representatives to the company’s management bodies.

•	Nizhnekamsk Industrial Carbon Plant. We own 77.1% of Nizhnekamsk Industrial Carbon Plant. Nizhnekamskshina uses the carbon plant products as raw materials, and this acquisition is part of our efforts to create a vertically integrated group.

•	OAO Nizhnekamsk Oil Refinery. We hold 63% of OAO Nizhnekamsk Oil Refinery, which operated the production facilities at the Nizhnekamsk oil refinery, previously owned by us and other shareholders. In early September 2005, we sold our share in the production assets of OAO Nizhnekamsk oil refinery. Following this sale, OAO Nizhnekamsk Oil Refinery was left without production capacity, and is now in process of liquidation. See ‘‘—Refining and Marketing—Refined Products’’ under this Item and ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company—We are dependent on oil refineries outside of Tatarstan.’’

•	Yarpolymermash-Tatneft. In 2001, we formed Yarpolymermash-Tatneft, of which we currently own 51%, based on the assets of the Yaroslavl Polymer Machine Plant, to manufacture equipment for processing materials for tire production.

•	Ukrtatnafta. We own 8.6% of Ukrtatnafta. Ukrtatnafta holds a 100% interest in the Kremenchug refinery in Ukraine, one of the largest refineries for high sulfur content crude oil in the CIS. The Tatarstan government holds 28.8% of Ukrtatnafta. The Ukrainian government currently owns approximately 46% of Ukrtatnafta’s shares. There is currently a dispute between the Ukrainian government and certain holding companies of Ukrtatnafta over 18% of Ukrtatnafta’s shares.

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

Shaping and improving our structure as a vertically integrated oil company.    We intend to increase our refining capacity and to expand our petrochemicals activities and retail gasoline operations in order to become a vertically integrated oil company. The government of Tatarstan, our major shareholder, is actively encouraging this approach. We believe that increasing our presence in these market sectors is the most effective strategy for mitigating the potential risks presented by possible fluctuations in global crude oil prices and demand.

We intend to continue to develop our relationships with refineries that have installed, or plan to install, the equipment necessary to convert heavy fraction high sulfur content crude oil, which constitutes a large proportion of our production, into higher-value products such as gasoline, jet fuel and diesel. As part of this strategy, in September 2005, together with Svyazinvestneftekhim, we founded ZAO Nizhnekamsk Oil Refinery to build an oil refining and petrochemical complex in Nizhnekamsk. We directly own 40% of the new company and Svyazinvestneftekhim owns 9%. The remaining 51% is indirectly held by IPCG Fund. The new complex will comprise an oil refinery with a refining capacity of 7 million tons of oil per year, construction of which is expected to be completed in 2008, a deep refining unit with a fuel oil capacity of 3.5 million of tons, construction of which is expected be completed in 2009, and a petrochemical plant producing products based on aromatics that is projected to be opened in 2010. The initial construction works (including the preparation of the site, etc.) commenced in September 2005. The total projected cost of this new refinery and petrochemical complex is approximately U.S.$3.2 billion. As of December 31, 2005, our investments in ZAO Nizhnekamsk Oil Refinery amounted to approximately RR240 million, and our projected investments for 2006 are approximately RR6.5 billion. These funds have been and will continue to be lent to ZAO Nizhnekamsk Oil Refinery and used by the latter to finance initial construction phase as well as to cover certain administrative and operational expenses. We expect ZAO Nizhnekamsk Oil Refinery to repay these loans to us once the project finance funding for the project has been obtained by ZAO Nizhnekamsk Oil Refinery from outside financiers. The project financing is expected to be opened in 2007. In May 2006, we retained BNP Paribas to advise us on the possible structure of the financing of the new refinery complex. In connection with this project, we applied for financial support for the construction and upgrade of existing infrastructure relating to the new Nizhnekamsk refinery (such as pipelines and railways) to the Ministry of Economic Development and Trade of the Russian Federation, which, oversees the Investment Fund of The Russian Federation. On June 14, 2006 the State Investment Commission made a preliminary recommendation to the Government of the Russian Federation to approve financial support in the amount of RR16.5 billion. The final decision is expected to be made by the Government of the Russian Federation in July 2006.

In addition to investing in our refining activities, we own a 76.01% stake in Nizhnekamskshina, one of the largest tire-producing factories in the Russian Federation, located in the city of Nizhnekamsk. We also own a 77.1% share of Nizhnekamsk Industrial Carbon Plant, a major supplier of technical carbon to tire manufacturers in Russia, including Nizhnekamskshina. We also formed Yarpolymermash-Tatneft, of which we own 51%, in 2001 based on the assets of Yaroslavl Polymer Machine Plant to construct equipment for processing materials for tire production. In 2000, we established control over a large producer of chemical reagents, OAO Tatneftekhimservice. We also constructed a plant in Nizhnekamsk for the production of synthetic lubricants for engines and machinery. To increase the efficiency of our petrochemicals operations, in 2002 we created the management company Tatneft-Neftekhim and transferred control over our shares in Nizhnekamskshina, Nizhnekamsk Industrial Carbon Plant, Yarpolymermash-Tatneft and other petrochemicals companies to it.

We are also currently expanding the Tatneft-controlled network of retail gasoline sales outlets both inside and outside Tatarstan, particularly in Moscow, St. Petersburg and the Moscow, Chuvashiya, Ulyanovsk, Arkhangelsk, Vladimir and Leningrad regions in Russia, as well as in Ukraine. We are conducting this expansion both directly and through our subsidiaries and affiliates. As of January 1, 2006, there were 553 Tatneft-controlled service stations throughout Russia and Ukraine, including 408 in Russia and 145 in Ukraine. Tatneft-controlled service stations sold 1 million tons of refined products in 2005. We are currently implementing a program to increase the number of our controlled service stations.

Maintain crude oil production from existing fields.    In the mid-term, we plan to maintain production from our existing fields at approximately the current level, subject to the absence of significant adverse changes in taxation. We believe that this level of production will optimize the long-term value of the reserves base while generating cash flows to support our current operations. In addition, by maintaining production from our existing fields we may benefit from the introduction of a differentiated unified natural resources production tax that would apply a lower tax rate to oil companies with mature fields. See ‘‘—Overview of the Russian Oil industry—Current System of Oil-Related Taxes and Payments—The Unified Natural Resources Production Tax’’ under this Item. We expect to continue to implement our well rehabilitation program to increase the use of secondary and tertiary recovery methods in order to maintain production levels. Our ability to carry out these programs will be limited by the extent to which we are able to provide the necessary financing. We also are actively pursuing opportunities to use new technologies in order to maximize the recovery from our existing reserves base. See ‘‘Item 4—Information on the Company—Exploration and Production.’’

We are currently exploring bitumen reserves in Tatarstan, with a view to begin in 2007 the production of bitumen from these reserves. In order to drill these reserves, we are using Steam Assisted Gravity Drainage Solutions-based technology. We will proceed to the development of the bitumen production only if this production proves economically viable. In particular, the production of bitumen is currently subject to a significant tax burden. Taxation of bitumen production may be revised by the new tax law introducing a differentiated rate for the unified natural resources production tax and designed to stimulate development of new oil fields in certain regions. See ‘‘Item 4—Information on the Company—Exploration and Production.’’

Expansion of reserves base outside Tatarstan.    We intend to expand and diversify our reserves base by gaining access to reserves outside Tatarstan, particularly in Kalmykia, the Ulyanovsk, Samara, Orenburg, Saratov and Murmansk regions, Astrakhan, and the Chuvash Republic. We intend selectively to establish strategic alliances to develop and operate oil fields in order to facilitate this process. Outside the Russian Federation, we participate or intend to participate in projects in Oman, Libya, Iraq, Syria and Iran, subject to compliance with applicable international sanctions regimes.

Improving our corporate governance.    We are seeking to improve our corporate governance in accordance with Russian and international standards, such as the Principles of Corporate Governance of the Organization for European Cooperation and Development and the model Code of Corporate Conduct approved by the Russian Government. Among the areas we are trying to improve are the transparency of financial activity, informational transparency, responsibility to shareholders and corporate social responsibility. Steps taken in recent years towards improving our corporate governance have included establishing the Audit Committee, Disclosure Committee and Corporate Governance Committee, progressive implementation of non-financial modules of the SAP R/3 corporate management system and divestiture of non-core assets.

However, Ernst & Young, our independent auditor, and PricewaterhouseCoopers, our independent auditor until 2003, have identified weaknesses in our control environment. For further information regarding weaknesses in our control environment, see ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company—Our independent registered public accounting firm reported material weaknesses in our internal controls and we may not be able to remedy these material weaknesses or prevent future weaknesses’’ and ‘‘Item 15—Controls and Procedures.’’

OVERVIEW OF THE RUSSIAN OIL INDUSTRY

The information presented herein is presented on the basis of official public documents, including, without limitation, the laws, regulations and rules cited therein, and has been presented on the authority of such documents unless otherwise indicated.

Background

Since the dissolution of the Soviet Union, the oil industry in Russia has undergone a major restructuring. Under the Soviet regime, the incentive system focused on the quantity of crude oil produced without regard to the quality of the oil. Furthermore, the domestic prices for oil and refined products were maintained by the state at artificially low levels, and the maximization of economic value played little or no part in the production decisions. As a result, producers had little incentive to produce crude oil from which a relatively high percentage of premium products could be refined, and over-production and under-maintenance of equipment were widely prevalent in the system.

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

The Russian government’s shares in several vertically-integrated oil companies were placed under fiduciary management with banks and other institutions in the ‘‘loan-for-shares’’ program held in late 1995 under which the institutions extended loans to the government in return for the right to manage the shares. When these loans were not repaid at maturity, the lending institutions generally acquired the right to sell the stakes they had managed to settle the loans, which has resulted in the sale of the managed shares of Surgutneftegaz, Sidanco, Sibneft and YUKOS.

The Russian government continued to privatize Russian oil companies that remained under its control. Privatization of an 85% government stake in ONAKO was completed in 2000. In May 2002, the government sold 36.82% of Eastern Oil Company through an auction to YUKOS and sold approximately 6% in LUKOIL in December 2002. In November 2002, the government of Belarus sold its 10.83% stake in Slavneft to a consortium of shareholders of TNK and Sibneft, and the Russian government sold its 74.95% in Slavneft at an auction held in December 2002 to the same consortium. The Russian government sold its remaining 7.6% stake in LUKOIL in a privatization auction to ConocoPhillips in September 2004.

The Russian oil industry has also recently undergone a wave of consolidation. In February 2003, Alfa Group and Access-Renova (together, TNK’s, ONAKO’s and Sidanko’s majority shareholders) and BP announced plans to combine their oil and natural gas operations in Russia and Ukraine, and this transaction was completed in August 2003. The new holding company, TNK-BP, created on the basis of the combined assets of TNK, ONAKO, Sidanco and BP’s Russian assets (excluding BP’s assets in the Sakhalin Islands), is owned 50% each by BP and the combined Alfa-Access-Renova and is the third-largest oil company in Russia by reserves and production. Alfa-Access-Renova and BP subsequently reached an agreement to contribute TNK’s 50% stake in Slavneft to TNK-BP, and announced the completion of this transaction in January 2004. In April 2003, YUKOS and Sibneft announced that their respective shareholders had reached an agreement in principle on effecting a merger and this transaction was completed with effect in October 2003. However, pursuant to claims for back taxes against YUKOS by the Russian government, the merger has since been reversed. In December 2004, the Russian government auctioned a 76.8% stake in Yuganskneftegaz, YUKOS’ largest production subsidiary, in partial settlement of back tax claims against YUKOS, to Rosneft. In October 2005, Gazprom Finance B.V., a subsidiary of Gazprom, acquired approximately 76% of the shares of Sibneft, in line with Gazprom’s new long-term strategy to become a diversified energy group represented in all energy sectors. Gazprom has publicly announced plans to proceed to further acquisitions of oil assets in Russia and abroad.

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

Production

Oil production in Russia declined between the late 1980s and 1997. The decrease in production was attributable to many factors, including overproduction of wells during the Soviet period, lack of funds for capital expenditures to maintain operations, inefficient secondary recovery methods, insufficient transportation capacity in the pipeline system, losses during transit and reduced demand attributable to the Russian economic recession. In 1997, production increased by approximately 1.3% to approximately 305 million tons (2,172.5 mmbbl) as compared to 1996. After a slight decrease by approximately 0.8% to 303.2 million tons (2,159.7 mmbbl) in 1998, Russian crude oil production began to increase starting 1999. This rise has resulted from several factors, including relatively high world and domestic oil prices, increased rehabilitation of non-operational wells and increased export opportunities.

The table below sets forth data on Russian oil production for the years indicated:

Year	Russian production of crude oil		Change from prior year
	(millions of tons)	(mmbbl)
1999	305.0	2,172.5	0.6%
2000	312.7	2,227.4	2.5%
2001	336.9	2,399.7	7.7%
2002	379.6	2,703.9	12.7%
2003	421.4	3,001.6	11.0%
2004	458.8	3,268.1	8.9%
2005	470.0	3,349.2	2.5%

Source: BP Statistical Review of World Energy.

In general, reforms in regulation are now prompting the Russian oil industry to adopt commercially-oriented production practices. These reforms included the liberalization of crude oil and refined product prices and the elimination of export quotas and licensing requirements in early 1995. However, domestic pricing remained until recently significantly below world levels, hampering the ability of companies to reinvest or modernize production practices, equipment and facilities. The following table shows approximate crude oil production levels of the largest Russian oil companies in 2005, 2004, 2003 and 2002:

Company	2005(2)		2004(2)		2003(2)		2002(2)
	(millions of tons)
YUKOS(1)	24.4		85.7		80.7		69.9
LUKOIL	87.3		84.1		78.9		75.5
TNK-BP(4)(5)	74.9		70.3		43.0		37.5	(3)
Surgutneftegaz	63.5		59.6		54.0		49.2
Sibneft(5)	32.8		34.0		31.4		26.3
Tatneft	25.6	(6)	25.4	(6)	24.9	(6)	24.9	(6)
Sidanco	—	(7)	—	(7)	18.6		16.3
Slavneft	24.0		22.0		18.1		16.2
Rosneft(8)	73.9		21.6		17.8		16.1
Bashneft	11.9		12.0		12.0		12.0

Source: Interfax Petroleum Report, except for Tatneft.

(1)	Includes production at Yuganskneftegaz through 2004.

(2)	Totals exclude the share of production of affiliated joint ventures.

(3)	Including the production of ONACO.

(4)	Data for periods prior to 2004 is for TNK only.

(5)	Excludes production attributable to Slavneft.

(6)	Including annual production attributable to our joint venture Tatoilgas, which is consolidated into our consolidated financial statements, of approximately 267,691 tons, 257,198 tons, 265,301 tons and 291,000 tons in the years ended December 31, 2005, 2004, 2003 and 2002, respectively. Including also approximately 173,783 tons (1.2 mmbbl), 173,495 tons (1.2 mmbbl), 169,193 tons (1.2 mmbbl) and 172,000 tons (1.2 mmbbl) in the years ended December 31, 2005, 2004, 2003 and 2002 respectively, produced at the third-block of the Pavlovskoye area of the Romashkinskoye oil field operated by Ritek-Vnedreniye under a joint operations agreement with us.

(7)	Included within TNK-BP starting from 2004.

(8)	Includes production at Yuganskneftegaz from 2005.

Crude Oil Prices

Domestic oil prices in Russia do not reflect world levels or international supply and demand fundamentals. Constraints on exports have kept domestic oil prices below export prices and hindered a significant real increase in the domestic price of crude oil. In addition, in June 1999, the Russian government signed an agreement with leading Russian industries to impose price controls on energy, metals and transportation, further restricting the increase in the domestic price of crude oil. In September 2005, pursuant to a request of the Russian government, the leading Russian oil companies agreed to freeze the prices on refined products until the end of 2005. In March 2006, this freeze was extended until summer 2006. However, at times, selling crude oil domestically has been more profitable than exporting it in light of transportation costs, the taxation regime and the margins available on refined products.

Prior to 1995, Russia carried out a policy of controlling domestic oil prices and exports in order to ensure a low-cost domestic supply of crude oil. Beginning in 1995, oil prices have been liberalized by elimination of these controls. Moreover, there has been substantial liberalization of the program of mandatory sales at fixed prices to governmental authorities.

In the second quarter of 1998, domestic crude oil prices, which had been previously unaffected by the decline in world market prices, decreased significantly. This reduced the profitability of domestic crude oil sales and had a negative impact on the operations of Russian oil companies. The increase in world and domestic oil prices in the second part of 1999 significantly helped Russian oil companies to increase profitability. World oil prices have increased significantly since January 1999, when the price was approximately U.S.$10.33 per barrel, resulting in windfall profits for Russia’s major oil producers. According to the International Energy Agency, the average prices of Brent crude, an international benchmark oil, for the four years ended December 31, 2005, 2004, 2003 and 2002, were approximately U.S.$54.38, U.S.$38.22, U.S.$28.83 and U.S.$25.02 per barrel, respectively. The price of Brent crude was U.S.$69.39 per barrel at June 1, 2006. Crude oil prices increased during 2004 over the level at the end of 2003 as a result of export restrictions imposed by OPEC and certain other crude oil producing nations, including Russia, increased demand and uncertainty with respect to the situation in Iraq and the Middle East more generally. International crude oil prices also increased in 2005 as compared to 2004 resulting from an increase in global demand and the lack of spare oil production capacities, including as a result of the Hurricanes Katrina and Rita.

Domestic prices have also risen from U.S.$30 to U.S.$35 per ton in January 1999 to an average of U.S.$91.60 per ton for 2001, declining in 2002 to an average of U.S.$83.70. Domestic prices were an average of RR2,439 per ton (U.S.$82.82 at the exchange rate prevalent on December 31, 2004) in 2004 and RR5,450 per ton (U.S.$192.51 at the exchange rate prevalent on December 31, 2005) in 2005.

Crude Oil Exports

Russian oil companies have significantly increased their crude oil exports since 1991 in light of the fall in domestic demand, a substantial gap between domestic and foreign prices and the elimination of export quotas and licensing requirements. The trunk pipelines for the transport of crude oil and refined products in Russia are controlled by Transneft and OAO Transnefteprodukt (‘‘Transnefteprodukt’’), both of which are state-controlled monopoly companies. The Russian government is expected to retain control over these entities for the foreseeable future. Since September 11, 2001, the pipeline capacity, including export pipeline capacity, and terminal access have been allocated among oil producers and their parent companies in proportion to the volumes of oil produced and delivered to the Transneft pipeline system (and not in proportion only to oil production levels, as was previously the case) in the prior quarter, planned oil production in the forthcoming quarter, and total pipeline capacity. As a consequence, most producers are able to export only between 30—35% of their oil production through the Transneft system. Limitations on access to the pipeline network act as a constraint on the ability of producers to export crude oil, and limited port, shipping and railway facilities further constrain exports of crude oil. Furthermore, Russian oil companies are required to pay taxes owed to the Russian government in order to maintain their access to export pipelines and terminals. See ‘‘—Regulation of the Russian Oil Industry—Oil and Refined Products Transportation Regime’’ under this Item. Although there are Russian government-sponsored and private programs to improve pipeline and port capacity, it does not appear likely that the situation will improve significantly in the medium term.

In 2005, Russia exported approximately 204.1 million tons of crude oil to non-CIS countries, a 12% increase from 2004. In 2004 and 2003, Russian exports of crude oil to non-CIS countries amounted to approximately 200.9 million tons and 155.0 million tons, respectively. This represented a 30% increase from 2003, and a 12% increase from 2002. The following table shows approximate export volumes of crude oil for deliveries to non-CIS countries by certain Russian oil companies in 2005, 2004, 2003 and 2002:

Company	2005		2004		2003(2)	2002(2)
	(millions of tons)
YUKOS(1)	1.6		34.0		29.6	25.6
LUKOIL	34.2		33.0		27.1	25.9
TNK—BP(3)	37.6		30.8		18.8	14.8
Surgutneftegaz	27.5		20.9		18.3	17.5
Sibneft	15.9		13.4		11.6	10.5
Tatneft	12.1		13.0		13.1	10.9
Sidanco	—	(4)	—	(4)	8.3	5.2
Slavneft	5.1		8.2		5.8	5.5
Rosneft(5)	34.2		6.8		6.4	6.1
Bashneft	4.3		3.9		3.9	4.1

Source: Interfax Petroleum Report, except for Tatneft.

(1)	Includes production at Yuganskneftegaz through 2004.

(2)	These totals exclude production of affiliated joint ventures and oil purchased from third parties.

(3)	Data for periods prior to 2004 is for TNK only.

(4)	Included within TNK-BP starting from 2004.

(5)	Includes production at Yuganskneftegaz from 2005.

Refining

The current refining market in Russia is characterized by overcapacity. Refinery utilization since 1995 has remained at approximately 60%, which is relatively low by international measures. This rate has increased in recent years. Primary oil refining was 174.8 million tons in 2002, 190.0 million tons in 2003, 195.0 million tons in 2004 and 207.4 million tons in 2005. This generally increasing trend reflects the growth in exports of refined products, since domestic consumption remained relatively stable. Russian vertically-integrated oil companies are now typically seeking to increase the utilization of their refining capacities as Russian domestic prices for refined products have risen and the Russian Government has raised the export tariffs on crude oil to a point where domestic sales of refined products now present an economic alternative to oil exports.

Regulation of the Russian Oil Industry

General

Regulation of the oil industry in Russia is still evolving, with federal, regional and local authorities each promulgating rules.

At the federal level, the Ministry of Industry and Energy is the principal authority that sets governmental policy for the industry and coordinates the activities of oil companies. The Federal Tariff Service and the Ministry of Industry and Energy address issues in the oil industry related to access to Transneft’s truck oil pipelines and tariffs. The Ministry of Natural Resources is the principal authority that sets government policy for the use of subsoil and licenses the use of subsoil resources, as described below. The Federal Service for the Supervision of the Use of Natural Resources, acting under the Ministry of Natural Resources, oversees compliance with the terms and conditions of licenses issued by the Ministry of Natural Resources and environmental legislation and oversees exploration and geological prospecting for the oil and gas industries. In certain circumstances (such as the use of subsoil resources on the continental shelf), licenses are granted by the government of the Russian Federation. Regional and local authorities enforce their taxation regimes, administer land-use regulations and oversee compliance with environmental and worker safety rules. Local and regional authorities also exercise some control over the use of the national and local pipeline grid through their jurisdiction to regulate land use and environmental matters. The Federal Antimonopoly Service supervises competition in the Russian oil industry sector.

According to Russian and international press reports, the Ministry of Industry and Energy has prepared a draft law restricting foreign investments in certain ‘‘strategic’’ Russian industries. This draft law has not been submitted to, or approved by, the State Duma and therefore has not become public. The draft law reportedly provides that foreign investors may not own, directly or through a chain of affiliated companies, 50% or more of the share capital of a company involved in a ‘‘strategic’’ industry. In addition, a governmental approval will reportedly be required for acquisition by a foreign investor of more than 25% of a company involved in a ‘‘strategic’’ industry. On March 2, 2006, the Kommersant daily newspaper published a list of 39 ‘‘strategic’’ industries that might be influenced by the proposed law, which included production of natural resources. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Russian Legal System and Russian Legislation—Possible restrictions of foreign investments in strategic industries may limit your ability to hold or sell our ADSs.’’

Licensing

The licensing regime for use of subsoil for geological research, exploration and production of mineral resources is established primarily by Subsoil Law, and the regulations thereunder. Until January 2000, when important amendments to the Subsoil Law were introduced, exploration licenses were typically granted for up to five years, while production licenses were granted for up to twenty years and licenses for combined activities were granted for up to twenty-five years. Under the Subsoil Law, as currently in effect, the maximum term of an exploration license remains five years and a production license may be issued for the useful life of the mineral reserves field, calculated on the basis of a feasibility study for exploration and production that ensures rational use and protection of the subsoil. A license recipient is also usually granted rights to use the land surrounding the license area.

Important amendments to the Subsoil Law, passed in August 2004, significantly changed the procedure for awarding exploration and production licenses, in particular abolishing the joint grant of licenses by federal and regional authorities. Under the 2004 amendments, production licenses and combined exploration and production licenses are awarded by tender or auction conducted by the Federal Services for the Supervision of the Use of Natural Resources. While the auction or tender commission includes a representative of the relevant region, the separate approval of regional authorities is no longer required in order to issue subsoil licenses. The winning bidder in a tender is expected to submit the most technically competent, financially attractive and environmentally sound proposal that meets published tender terms and conditions. Licenses for geological exploration and production may also be issued without the holding of an auction or tender by the decision of the federal authorities to holders of exploration licenses that discover mineral resource deposits through exploration work conducted at their own expense.

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

Article 10 of the Subsoil Law also provides that a license to use a field must be extended by the relevant authorities at the initiative of the license holder if the extension is necessary to finish production in the field, provided that the licensee has not violated the terms of the license. We believe that our existing production licenses will be extended at or prior to their scheduled expiration and we will apply for extensions of our existing production licenses when appropriate. However, in the event that the Russian government determines that we have not complied with the terms of one of our licenses, it may not extend the license upon the expiration of its current period. See ‘‘Item 4—Information on the Company—Exploration and Production.’’

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

In the case of expiration of the term of a license or early termination of subsoil use, all oil and natural gas facilities in the relevant licensing area, including underground facilities, must be removed or properly abandoned. In accordance with removal and abandonment regulations, all mining facilities, including oil and natural gas wells, must be maintained at a level that is safe for the population, the environment, buildings and other facilities. Abandonment procedures must also secure the conservation of the relevant oil and natural gas field, mining facilities and wells. Our estimates of future abandonment costs consider present regulatory or license requirements and are based upon our management’s experience of the costs and requirements of such activities. Most of these costs are not expected to be incurred until several years, or decades, in the future and will be funded from our general resources at the time of removal. For a further discussion of our treatment of our asset removal obligations, see Note 11 to our audited consolidated financial statements included in this annual report.

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

Land Use Permits

In addition to a subsoil production license, permission to use surface land within the specified licensed area is necessary. A majority of land plots in the Russian Federation are owned by federal, regional or municipal authorities that can sell, lease or grant other use rights to the land to third parties through public auctions or tenders or through private negotiations.

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

The rates at which payments are to be levied are usually established in a license by federal authorities within a range of minimum and maximum rates established by the Subsoil Law. These rates are not significant.

Production Sharing Agreements

Petroleum operations carried out under production sharing agreements (‘‘PSAs’’) are governed by separate laws. A PSA is a contract between the Russian Government or its authorized body, acting on behalf of the Russian Federation, and one or more investors whereby the investor agrees to bear the costs and risks of exploration and production of a mineral resource and the parties agree to share the output in predetermined proportions. PSAs aim to reduce an investor’s risk by providing a stable legal and fiscal framework for long-term and large investments. Since the enactment of the Law on Production Sharing Agreements in 1995, a number of oil fields were approved by other federal laws as eligible for PSAs. However, to date, very few PSAs have been conducted with respect to these fields.

PSA laws provide that operations conducted under a PSA are to be governed by the PSA itself and are not to be affected by contrary provisions of any other legislation, including laws relating to subsoil licenses. Furthermore, PSAs entered into by the Russian government prior to the enactment of the PSA laws are recognized under a grandfather clause.

We do not participate in any PSA arrangements in Russia.

Oil and Refined Products Transportation Regime

From 1995, as part of its plan to deregulate prices and liberalize export controls, the Russian government established equal pipeline and terminal access procedures for all oil companies in proportion to the actual production volume of each company. This system allows Russian oil companies to export, on average, 30-35% of crude oil produced.

Over 90% of the oil produced in Russia is transported through Transneft, the state-owned monopoly owner and operator of Russia’s trunk crude oil and export pipelines. Transportation of oil is based on contracts with Transneft and its subsidiaries, which set forth the basic obligations of the contracting parties, including the right of Transneft to blend or substitute a company’s oil with oil of other producers. Transneft establishes and collects on prepayment terms a ruble tariff on domestic shipments and an additional hard currency tariff on exports. The Federal Tariff Service is authorized to periodically review and set the tariff rates applicable for each segment of the pipeline. The Druzhba pipeline, which is operated by Transneft in Russia and extends from central Russia (near to our production fields) to markets in the Czech Republic, Germany, Hungary, Poland and Slovakia, has throughput capacity of approximately 1.5 mmbbl of oil per day and currently accommodates over a third of total Russian exports.

Currently, the allocation of pipeline and terminal access rights is overseen by the Ministry of Industry and Energy, which approves quarterly schedules that, among other things, detail the precise volumes of oil that each oil producer can pump through the Transneft system. These quarterly schedules provide certain stability in the export regime for Russian oil companies. Once the access rights are allocated, oil producers generally cannot increase their allotted capacity in the export pipeline system, although they do have limited flexibility in altering delivery routes. Oil producers are generally allowed to assign their access rights to third parties.

In 2001, the Russian government began reforming the system of pipeline allocation and terminal access rights. Since September 2001, pipeline and terminal access rights have been distributed among oil producers and their parent companies in proportion to the volumes of oil produced and delivered to the Transneft pipeline system in prior periods (not only in proportion to oil production volumes).

Generally, Transneft has no ability to transport individual batches of crude oil, which results in the blending of crude oil of differing qualities. Transneft does not currently operate a system whereby companies, including Tatneft, shipping heavy and sour (high sulfur content) crude compensate the shippers of higher-quality crude oil for deterioration in crude quality due to blending. Although the introduction of a blending compensation system, often referred to as a ‘‘quality bank,’’ is currently under discussion between Transneft and the Russian government, these proposals are generally met with aggressive resistance by producers, including Tatneft, with reserves of a lower quality and regional authorities where such reserves are located.

Refined products are transported by similar means as crude oil, including railways, sea transportation and specially designed pipelines for refined products. The majority of refined products, however, are transported by railways. The regime for the transportation of refined products is generally similar to the regime for the transportation of crude oil. In particular, the rules provide for equal access to refined products pipelines, which currently transport primarily gasoline and diesel fuel.

Imports and Exports

In the past, the Russian government imposed seasonal limitations on the export of certain refined products (such as diesel fuel, fuel oil, gasoline and jet fuel). No such restrictions are in effect at present. However, the Ministry of Energy, the predecessor of the Ministry of Industry and Energy, proposed seasonal regulation of export duties on refined products and the imposition of state non-tariff limitations on the domestic refined products market. Effective from May 6, 2006, pursuant to the amended Government Regulation No. 939 of December 9, 2000, refined products are subject to the following export customs duties rates: U.S.$137.9 per ton for light refined products and U.S.$120 per ton for dark refined products (as compared to U.S.$120.7 per ton and U.S.$65 per ton, respectively, prior to May 6, 2006).

To protect national economic interests, the Russian government implements tariff regulations through the use of export duties. The amounts of export duties vary depending on existing crude oil prices.

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

The Russian Federal Law on Environmental Protection dated January 10, 2002 (the ‘‘Environmental Protection Law’’) established a ‘‘pay-to-pollute’’ regime administered by the Federal Service for Ecological, Technological and Nuclear Supervision and other federal and regional authorities. Fees are assessed both for pollution within the limits agreed of emissions and effluents and for pollution in excess of these limits. There are additional fines for certain other breaches of environmental regulations. The Environmental Protection Law does not stipulate precise requirements for the clean-up of pollution, although it does contain an obligation to provide full compensation for all environmental losses caused by pollution. The rates of the ‘‘pay-to-pollute’’ regime are determined by the Government Decree No. 344 ‘‘On Rates of Payments for Pollutant Emissions Into the Air by Stationary and Mobile Sources, Pollutant Disposals Into Surface and Underground Waters, Disposal of Production and Consumption Waste’’ dated June 12, 2003.

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

Current System of Oil-Related Taxes and Payments

In general, the Russian oil industry is subject to the same burdensome tax regime as other industries. In addition, the oil companies are subject to industry-specific taxes. As noted above under ‘‘—Regulation of the Russian Oil Industry—Oil and Refined Products Transportation Regime,’’ the Russian government may impose restrictions on the export of crude oil and oil products by companies that have arrears to tax authorities at any level of government.

The Unified Natural Resources Production Tax

Federal Law No. 126-FZ of August 8, 2001, which amended the Tax Code and became effective on January 1, 2002 (the ‘‘Natural Resources Tax Law’’), amended the previously existing regime of mineral resource restoration payments, royalties and excise taxes on the production of oil and gas condensate and replaced all such taxes with the unified natural resources production tax, a tax on the extraction of commercial minerals.

For the year ended December 31, 2004, the base tax rate for the unified natural resources production tax was set at RR347 per ton of crude oil produced, and was increased to RR419 per ton of crude oil produced effective from January 1, 2005, and is adjusted monthly depending on the market price of Urals blend and the ruble exchange rate. The tax becomes zero if the Urals blend price falls to or below U.S.$9.00 per barrel (U.S.$8.00 per barrel prior to January 1, 2005). For the year ended December 31, 2003, the average effective rate for the unified natural resources production tax, based on the Urals blend market price and ruble exchange rates, was RR801 per ton of crude oil produced. At December 31, 2004, the effective rate for the unified natural resources production tax was RR1,037.67 per ton and RR2,061.48 per ton at December 31, 2005. Pursuant to the Tax Code, from January 1, 2007, the unified natural resources production tax rate is set by law at 16.5% of the value of extracted crude oil, calculated either by reference to actual sale prices of natural resources or the deemed value of natural resources (determined by the oil producer based on its tax declaration) net of VAT less export duties, transportation expenses and certain other distribution expenses.

On June 7, 2006 a draft law was passed in the first reading (from three mandatory readings) by the State Duma introducing a differentiated rate for the unified natural resources production tax, with the effect that oil companies with more mature fields would pay a lower rate than those with better quality reserve deposits. The introduction of a differentiated unified natural resources production tax may benefit us because the majority of our fields are considered mature. Under the draft law, the tax rate for the production of oil would be set at RR419 per ton starting January 1, 2007 through December 31, 2016. This tax rate would be applied with a coefficient based on the levels of the international oil prices and the levels of maturity of the oil fields. Such formula would benefit producers of oil fields having a maturity level superior to 80%, with a 30% decrease in tax expenses compared to the current expenses for oil fields having a maturity level of 100%. In addition, the aforementioned law is designed to stimulate development of new oil fields in the region referred to as Eastern-Siberian Oil and Gas Province (which include Yakutia, the Irkutsk region and Krasnoyarskyi Krai). Under the draft law, the tax rate would be set at 0% up to a total of 25 million tons of oil produced in the oil fields in the Eastern-Siberian Oil and

Gas Province. Development of such fields would have a 10-year term for production and exploration licenses and a 15-year term for licenses for production and geological survey. However, as there can be no assurances that the draft law will be enacted as passed in the first reading, at this stage we cannot speculate as to the impact that a differentiated tax rate would have on our operations.

Oil-related Export Duties

In early 1999, the Russian government reintroduced export customs duties on crude oil and oil products. Following increases in world oil prices, the export customs duties have been steadily increasing. In September 2001 the Law on Customs Tariff (the ‘‘Law on Customs Tariff’’) was amended to establish the rates of export customs duties for crude oil based on the average price of Urals blend for the two preceding months.

The rates of customs duties established by the Russian government in accordance with the framework set out in the amended Law on Customs Tariff are as follows:

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

The current customs export duty established by the Russian government (effective from June 1, 2006) is U.S.$199.8 per ton (U.S.$28.05 per barrel).

Oil-related Payments for the Right to Explore and Appraise Oil Fields and Prospect for Natural Resources

Historically, Russian oil companies made payments for the right to explore and appraise oil fields, as well as payments for the right to prospect for natural resources as a percentage of the value of exploration and appraisal works (1-2%) and the value of prospecting works (3-5%).

Starting from 2002, the Natural Resources Tax Law introduced a new approach to the calculation of these payments. This law linked the payments to the size of the license area provided to the user of the subsoil. The minimum and the maximum rates of quarterly payments are set by Federal Law No. 57-FZ of May 29, 2002: (i) the rate for the right to explore and appraise oil fields is from RR120 (RR50 for offshore areas) per square kilometer to RR360 (RR150 for offshore areas) per square kilometer; and (ii) the rate for the right to prospect for natural resources from RR5,000 (RR4,000 for offshore areas) per square kilometer to RR20,000 (RR16,000 for offshore areas) per square kilometer as set by the regional authorities. Exact rates for specific areas are to be set by regional authorities for onshore areas and the Ministry of Natural Resources for offshore areas. Where these specific rates have not been set, the above maximum rates shall apply.

Current Excise Tax on Oil Products

Historically gasoline, diesel fuel and motor oils were subject to a fuel sales tax at 25% of their value. Excise tax was payable only with respect to gasoline. Effective January 1, 2001, this fuel sales tax has been abolished, and excise tax became applicable to all of the above products. The current excise tax rates on oil products are as follows:

Oil Product	Rate per ton
(RR)
Gasoline with octane numbers not exceeding ‘‘80’’ (low octane gasoline)	2,460
Gasoline with octane numbers exceeding ‘‘80’’ (high octane gasoline)	3,360
Diesel fuel	1,000
Motor oil	2,732

EXPLORATION AND PRODUCTION

Reserves and Fields

General

Unless otherwise noted, all presentations of reserves in the following section are with respect to net reserves. Net reserves exclude quantities due to others when produced.

Our oil and gas fields are located principally in Tatarstan. We obtain licenses from the governmental authorities to explore and produce oil and gas from these fields. Most of our existing production licenses expire from 2013 to 2019, and the license for our largest field, Romashkinskoye, expires in 2013. The economic lives of our licensed fields extend significantly beyond the license expiration dates. Under Russian law, we are entitled to renew our licenses to the end of the economic lives of the fields, provided certain conditions are met. Article 10 of the Subsoil Law provides that a license to use a field ‘‘shall be’’ extended at its scheduled termination at the initiative of the subsoil user if necessary to finish production in the field, provided that there are no violations of the conditions of the license. The legislative history of Article 10 indicates that the term ‘‘shall’’ replaced the term ‘‘may’’ in August 2004, clarifying that the subsoil user has an absolute right to extend the license term so long as it has not violated the conditions of the license. We have recently received a letter dated April 4, 2006, from the Tatarstan branch of the Federal Services for the Supervision of the Use of Natural Resources under the Ministry of Natural Resources of the Russian Federation, confirming that, to date, it has not identified any violations of the terms of our licenses that could prevent their extension and that, based on approved development plans and in accordance with the Subsoil Law, our licenses will be extended at our request. Our right to extend our licenses is, however, dependent on our continuing to comply with the terms of our licenses, and we have the ability and intent to do so. We plan to request the extension of our licenses. Our current production plans are based on the assumption, which we consider to be reasonably certain, that we will be able to extend all of our existing licenses. These plans have been designed on the basis that we will be producing crude oil through the economic lives of our fields and not with a view to exploiting our reserves to maximum effect only through the license expiration dates.

Miller and Lents, our independent oil and gas consultants, have confirmed our view that it is ‘‘reasonably certain’’ that we will be allowed to produce oil from our reserves after the expiration of our existing production licenses and until the end of the economic lives of the fields. ‘‘Reasonable certainty’’ is the applicable standard for defining proved reserves under the SEC’s Regulation S-X, Rule 4-10. Accordingly, we have included in proved reserves in this annual report on Form 20-F all reserves that otherwise meet the standards for being characterized as ‘‘proved’’ and that we estimate we can produce through the economic lives of our licensed fields.

We revised our estimate of the net oil reserves as of January 1, 2005, as set out in the Revised Reserves Report. The revised report reflected a change in our oil price to U.S.$17.47 per barrel (rather than the price of U.S.$21.53 per barrel that had previously been used) and a change in the ownership interest in our Stepnoozerskoye and Yelginskoye fields. As a result, the estimate of our total proved reserves, previously 5,962.6 mmbbl, was revised to 5,801.1 mmbbl through the economic lives of our licensed fields, and the estimate of our total proved reserves through the current license expiration was revised from 1,499.1 mmbbl to 1,476.1 mmbbl, as presented in the Revised Reserves Report. See ‘‘Exhibit 15.1—Report of Reserve Consultants, Miller and Lents, Ltd., dated March 20, 2006.’’

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

Classification of reserves in Russia currently differs from classifications established in other countries, including the United States. In November 2005, the Russian Ministry of Natural Resources approved a new classification of reserves that should bring the Russian classification into line with international standards, in particular with the classification of petroleum reserves and resources established by the United Nations (WPC/SPE/AAPG). The new classification is expected to come into effect on January 1, 2009.

For a discussion of the accounting treatment of depletion, depreciation and amortization of our oil producing assets, see ‘‘Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates’’ and Note 3 and Note 11 to our audited consolidated financial statements included in this annual report.

Reserves and Reserves by Fields

The following tables present our net proved reserves at January 1, 2005, 2004, 2003 and 2002.

	Proved Reserves Through the Economic Lives of Our Licensed Fields As of January 1,(1)
	2005		2004		2003		2002
Reserve Category	Tons	Barrels	Tons	Barrels	Tons	Barrels	Tons	Barrels
	(millions of units)
Proved Developed Reserves	776.3	5,529.8	783.7	5,582.4	774.8	5,518.6	706.8	5,034.8
Proved Undeveloped Reserves	38.1	271.2	52.8	376.6	63.6	453.4	58.9	419.9
Total Proved Reserves	814.4	5,801.1	836.6	5,959.0	838.4	5,972.0	765.7	5,454.7

	Proved Reserves Through Current License Expirations As of January 1,(1)
	2005		2004		2003		2002
Reserve Category	Tons	Barrels	Tons	Barrels	Tons	Barrels	Tons	Barrels
	(millions of units)
Proved Developed Reserves	200.8	1,430.5	279.0	1,978.6	308.0	2,194.1	328.3	2,338.8
Proved Undeveloped Reserves	6.4	45.6	19.2	137.0	23.5	167.5	24.3	173.1
Total Proved Reserves	207.2	1,476.1	298.2	2,115.6	331.5	2,361.6	352.6	2,511.9

(1)	Columns may not total due to rounding.

The following tables present, by major field, our net proved reserves through the economic lives of our licensed fields, at January 1, 2005, 2004, 2003 and 2002.

	Proved Reserves Through the Economic Lives of our Licensed Fields(1)(2)
	2005		2004		2003		2002
Field	Tons	Barrels	Tons	Barrels	Tons	Barrels	Tons	Barrels
	(millions of units)
Romashkinskoye	444.7	3,167.5	471.0	3,354.9	455.4	3,243.6	432.1	3,078.6
Novo-Yelkhovskoye	79.5	566.0	72.3	514.8	69.5	494.7	67.3	479.1
Bavlinskoye	48.7	346.7	52.5	374.1	51.5	366.6	44.9	319.9
Sabanchinskoye	15.3	109.2	15.2	108.9	15.6	110.8	15.4	109.8
Others	226.3	1,611.8	225.5	1,606.3	246.6	1,756.2	206.0	1,467.3
Total	814.4	5,801.1	836.6	5,959.0	838.4	5,972.0	765.7	5,454.7

	Proved Developed Reserves Through the Economic Lives of our Licensed Fields(1)(2)
	2005		2004		2003		2002
Field	Tons	Barrels	Tons	Barrels	Tons	Barrels	Tons	Barrels
	(millions of units)
Romashkinskoye	439.6	3,131.4	465.1	3,312.7	446.2	3,178.4	426.7	3,039.3
Novo-Yelkhovskoye	78.7	560.8	71.7	510.6	68.8	490.3	66.6	474.1
Bavlinskoye	40.1	285.8	39.1	278.2	35.1	250.1	28.5	202.8
Sabanchinskoye	14.5	103.4	14.3	102.1	14.6	104.0	14.2	101.0
Others	203.4	1,448.5	193.6	1,378.9	210.0	1,495.8	171.0	1,217.6
Total	776.3	5,529.8	783.7	5,582.4	774.8	5,518.6	707.0	5,034.8

	Proved Undeveloped Reserves Through the Economic Lives of our Licensed Fields(1)(2)
	2005		2004		2003		2002
Field	Tons	Barrels	Tons	Barrels	Tons	Barrels	Tons	Barrels
	(millions of units)
Romashkinskoye	5.1	36.1	5.9	42.2	9.2	65.2	5.5	39.3
Novo-Yelkhovskoye	0.7	5.1	0.6	4.2	0.6	4.4	0.7	5.0
Bavlinskoye	8.6	60.9	13.5	95.9	16.4	116.5	16.4	117.1
Sabanchinskoye	0.8	5.9	0.95	6.8	1.0	6.8	1.2	8.8
Others	22.9	163.3	31.9	227.4	36.6	260.4	35.1	249.7
Total	38.1	271.2	52.8	376.6	63.6	453.4	58.9	419.9

(1)	Columns may not total due to rounding.

(2)	For convenience, throughout this annual report certain amounts of crude oil have been translated from tons to barrels. These translations were made at the rate of 7.123 barrels per ton of crude oil, reflecting the weighted average density of our crude oil reserves. Translations in these tables may differ, however, as the crude oil reserves in the reservoirs within specific fields may have a different weighted density than that of our total average crude oil reserves.

The following tables present, by major field, our net proved reserves for the periods through the current license expiration dates, at January 1, 2005, 2004, 2003 and 2002.

	Proved Reserves Through the Current License Expirations(1)(2)
	2005		2004		2003		2002
Field	Tons	Barrels	Tons	Barrels	Tons	Barrels	Tons	Barrels
	(millions of units)
Romashkinskoye	117.4	835.9	161.6	1,149.1	169.3	1,205.7	183.1	1,304.0
Novo-Yelkhovskoye	18.1	129.0	27.9	196.7	30.5	217.0	34.8	248.2
Bavlinskoye	8.1	57.5	18.8	130.5	18.6	132.7	19.4	138.5
Sabanchinskoye	5.2	36.9	5.9	41.6	6.4	45.8	7.0	49.7
Others	58.5	416.7	84.0	597.7	106.8	760.4	108.3	771.4
Total	207.2	1,476.1	298.2	2,115.6	331.5	2,361.6	352.6	2,511.9

	Proved Developed Reserves Through the Current License Expirations(1)(2)
	2005		2004		2003		2002
Field	Tons	Barrels	Tons	Barrels	Tons	Barrels	Tons	Barrels
	(millions of units)
Romashkinskoye	116.1	826.7	159.6	1,131.3	165.4	1,178.3	180.3	1,284.6
Novo-Yelkhovskoye	17.8	127.0	27.3	193.9	30.0	213.8	34.3	244.3
Bavlinskoye	6.6	46.9	13.8	97.6	13.0	92.4	13.1	93.0
Sabanchinskoye	4.9	35.2	5.5	38.5	6.1	43.1	6.4	45.8
Others	55.4	394.8	72.9	517.3	93.6	666.5	94.2	671.0
Total	200.8	1,430.5	279.0	1,978.6	308.0	2,194.1	328.3	2,338.8

	Proved Undeveloped Reserves Through the Current License Expirations(1)(2)
	2005		2004		2003		2002
Field	Tons	Barrels	Tons	Barrels	Tons	Barrels	Tons	Barrels
	(millions of units)
Romashkinskoye	1.3	9.3	2.5	17.9	3.8	27.4	2.7	19.4
Novo-Yelkhovskoye	0.3	2.0	0.4	2.7	0.4	3.2	0.5	3.9
Bavlinskoye	1.5	10.5	4.6	32.8	5.7	40.3	6.4	45.5
Sabanchinskoye	0.2	1.7	0.4	3.1	0.4	2.7	0.5	3.9
Others	3.1	22.0	11.3	80.4	13.2	93.9	14.1	100.4
Total	6.4	45.6	19.2	137.0	23.5	167.5	24.3	173.1

(1)	Columns may not total due to rounding.

(2)	For convenience, throughout this annual report certain amounts of crude oil have been translated from tons to barrels. These translations were made at the rate of 7.123 barrels per ton of crude oil, reflecting the weighted average density of our crude oil reserves. Translations in these tables may differ, however, as the crude oil reserves in the reservoirs within specific fields may have a different weighted density than that of our total average crude oil reserves.

In the discussion that follows we focus on our proved reserves that we estimate we can produce through the economic lives of our licensed fields. According to appraisals of our reserves performed by the engineering firm Miller and Lents, as of January 1, 2005, our reserves had decreased by 0.2% in 2003 and by 2.7% in 2004, bringing the total volume of proved developed and undeveloped reserves to 836.6 million tons (5,959.0 mmbbl) and 814.4 million tons (5,801.1 mmbbl) as of January 1, 2004 and 2005, respectively. We had 783.7 million tons (5,582.4 mmbbl) and 776.3 million tons (5,529.8 mmbbl) of proved developed reserves at January 1, 2004 and 2005, respectively, of which proved developed producing reserves accounted for approximately 493.5 million tons (3,515.3 mmbbl) or 59% of the total proved reserves and 484.9 million tons (3,453.9 mmbbl) or 59.5% of the total proved reserves, respectively. The slight decline in our reserves during 2003 is primarily attributable to fluctuations in price and cost levels that impact the economic viability of recovering oil from certain of our fields. Our reserves decreased in

2004 as compared to 2003 as a result of the revision of the estimates of our net oil reserves as of January 1, 2005 as set out in the Revised Reserves Report. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Oil Industry—The crude oil and natural gas reserves data in the Reserves Reports are only estimates and are inherently uncertain, and our actual production, revenues and expenditures with respect to our reserves may differ materially from these estimates’’ and ‘‘Exhibit 15.1—Report of Reserve Consultants, Miller and Lents, Ltd., dated March 20, 2006.’’ Most of our reserves consist of crude oil with a high sulfur content (over 1.8% sulfur by mass), and the average sulfur content of the high sulfur content crude oil that we produce is approximately 3.5% by mass. This high sulfur content crude oil typically commands a lower price in the market, although the impact of this is mitigated by Transneft’s practice of blending high and low-sulfur crude oil. See ‘‘—Transportation’’ under this Item. In 2005 and 2004, approximately 42.8% and 43.1%, respectively, of our total oil production volume was high sulfur content crude oil. See ‘‘—High Sulfur Content Crude Oil’’ under this Item for additional information.

Our crude oil reserves currently have a water cut of approximately 83% when produced, meaning that 83% of the fluid produced is water. The crude oil and extracted water are separated in field separation facilities. The crude oil is then transferred into the Transneft pipeline system for further distribution and the remaining water is re-injected into our wells to maintain reservoir pressure.

We are expanding our reserves outside Tatarstan into other regions of Russia, including Kalmykia, the Samara region and the Orenburg region. We currently hold licenses for exploration in the Ulyanovsk region, the Chuvash Republic, the Samara region and the Nenetsk Autonomous District and a joint exploration and production license for the Matrosovskoye oil field, located in both Tatarstan and the Orenburg region. In December 2002, the area of the initial subsoil license for the Matrosovskoye oil field was expanded due to the inclusion of a deposit in the Orenburg region, which was previously explored under a separate subsoil license. See ‘‘Item 5—Operating and Financial Review and Prospects—Licenses.’’

We also have plans to acquire exploration, development or production rights in Oman, Libya, Iraq, Syria and Iran. In May 2005 we registered a joint venture with Omani company Hamed International Marketing and Services Co. LLC to promote our products and services in Oman and other countries in the region. In October 2005, we, among nineteen other international oil companies, won on a tender a permit to explore and develop petroleum in the Gedames basin located in the central part of Libya, which is the site where Africa’s largest known crude-oil reserves are located. U.N. and U.S. sanctions against Iraq have been lifted subsequent to the military action in Iraq in 2003. Prior to the lifting of the sanctions we exported Iraqi oil under the U.N. oil-for-food program, participated in a consortium that included Rosneft to develop Iraqi oil fields, drilled a number of oil wells in Iraq under U.N.-approved contracts and opened a representative office in Iraq. We do not currently engage in any significant activities in Iraq. In November 2003, the Syrian government selected us to explore and develop a production block in eastern Syria, and in March 2005 we concluded an agreement with the government of Syria and the Syrian Oil Company according to which we are to explore for oil in this area and to produce oil on the basis of a 25-year production sharing agreement. We are also planning to participate in future tenders for the development of oil fields in Syria. We do not yet conduct any exploration or production activities in Syria as no agreement has been reached on the financing of the joint venture for the development of the field. We have opened a representative office in Iran and in February 2005 the government of Tatarstan and the government of Iran concluded an agreement pursuant to which we are expecting to register a joint venture with an Iranian entity in order to participate in various projects in Iran, including tenders for the development of oil fields. The terms of our participation in this venture have not yet been finalized. Our final decision as to our participation in Iranian projects will take into account the possible international sanctions imposed on Iran. We believe that our operations in Iran and Syria have been conducted in full compliance with applicable Russian, U.S. and international law.

Since January 1, 2002, we have funded our exploration operations, including exploratory drilling, from internal funds. Prior to 2002, we funded these activities primarily through funds that we received from the Tatarstan Mineral Restoration Fund (the ‘‘Restoration Fund’’). We were required to contribute to the Restoration Fund an amount equal to 8.0% of our total expected sales proceeds (net of VAT and excise tax) for all crude oil that we extracted, and received back from the Tatarstan government each year a portion of our required contribution. The decision to remit any funds to us and the amount of any funds so remitted was at the discretion of the Tatarstan government. In 2001, we received back approximately RR563.5 million, or 9.6% of our contribution. We could carry-forward to subsequent years any amounts received but not used in the year of receipt. These funds had to be used to conduct exploration activities in Tatarstan relating to increasing recoverability of oil from existing deposits, certain purchases of new equipment, and certain research and development activities. The Tatarstan government had to approve the use of these funds. Due to a change in Russian legislation, since January 1, 2002 we no longer make contributions to the Restoration Fund. Moreover, we do not expect to receive any additional funds in connection with our contributions to the Restoration Fund made in prior periods. We are also seeking opportunities to acquire new fields that we consider economically viable. From time to time, we acquire small fields in Tatarstan.

High Sulfur Content Crude Oil

High sulfur content crude oil, defined as crude oil containing more than 1.8% of sulfur by mass, represents most of our total proved reserves. Our high sulfur content crude oil contains on average 3.5% sulfur by mass. We believe that high sulfur content crude oil as a proportion of our production will increase in the future due to the maturation of our low sulfur content crude oil fields and the resulting decrease in production volumes. The amount of high sulfur content crude oil as a percentage of our crude oil production steadily increased from 1986 (20.2%) to 1992 (28.1%). In 1993 and 1994, high sulfur content crude oil represented a smaller portion of our crude oil production (26.1% in 1993 and 22.9% in 1994), as we experienced difficulties in exporting high sulfur content crude oil to the Kremenchug refinery in Ukraine due to the temporary disruption of trading relations between Russia and other CIS countries. Our production of high sulfur content crude oil increased to approximately 41.1% of our total oil production in 2002, 42.5% in 2003, 43.1% in 2004 and 42.8% in 2005 as a result of renewed shipments to Kremenchug starting in 1995, the establishment of new arrangements with refineries, in Nizhnekamsk and elsewhere, that are capable of refining high sulfur content crude oil, and our ability to transport our high sulfur content crude oil through the national pipeline system. The new oil refining and petrochemical complex in Nizhnekamsk will allow us to refine up to 7 million tons of high sulfur content crude oil per year.

Production

Overview

In the years ended December 31, 2005 and 2004, we produced approximately 25.6 million tons (182.4 mmbbl) and 25.4 million tons (181.6 mmbbl) of crude oil, respectively, not including our share of production by TATEX, a joint venture that is accounted for by the equity method. This represented approximately 5.7% and 5.5% of the total crude oil production in Russia in 2005 and 2004, making Tatneft the sixth largest crude oil producer in Russia. The table below sets forth our production levels for the years ended December 31, 2005, 2004, 2003 and 2002:

Year Ended December 31,
2005(1)(2)		2004(1)(2)		2003(1)(2)		2002(1)(2)
Tons	Barrels	Tons	Barrels	Tons	Barrels	Tons	Barrels
(in millions)
25.6	182.4	25.4	181.6	24.9	177.3	24.9	177.3

(1)	Includes annual production attributable to our joint venture Tatoilgas, which is consolidated with our results, of approximately 267,691 tons (1.9 mmbbl), 257,198 tons (1.8 mmbbl), 265,301 tons (1.9 mmbbl) and 291,000 tons (2.1 mmbbl) in the years ended December 31, 2005, 2004, 2003 and 2002, respectively.

(2)	Includes approximately 173,783 tons (1.2 mmbbl), 173,495 tons (1.2 mmbbl), 169,193 tons (1.2 mmbbl) and 172,000 tons (1.2 mmbbl) in the years ended December 31, 2005, 2004, 2003 and 2002 respectively, produced at the third-block of the Pavlovskoye area of the Romashkinskoye oil field operated by Ritek-Vnedreniye under a joint operations agreement with us.

Our largest oil field is the Romashkinskoye field, from which we produced approximately 15.0 million tons (106.8 mmbbl) of crude oil in 2005, 14.8 million tons (105.4 mmbbl) in 2004 and 14.5 million tons (103.5 mmbbl) in 2003. We produced approximately the same quantities of crude oil from this field in prior years, our production amounting to 14.4 million tons (102.6 mmbbl) in 2002. The field was discovered in 1948 and reached peak production levels in 1970. The field is one of the largest in Russia in terms of reserves and physical size, covering an area of approximately 520,309 hectares (approximately 2,000 square miles).

Our second largest oil field is the Novo-Yelkhovskoye field, from which we produced approximately 2.5 million tons (17.6 mmbbl) of crude oil in 2005, 2.4 million tons (17.1 mmbbl) in 2004 and 2.4 million tons (17.1 mmbbl) in each of 2003 and 2002. The field was discovered in 1956, began producing in 1958, and reached peak production levels in 1976. The field covers an area of approximately 124,543 hectares (approximately 479 square miles).

Our third largest oil field is the Bavlinskoye field, which was first discovered in 1946 and began production in the same year. The field reached peak production levels in 1957. Production from the field was approximately 0.9 million tons (6.6 mmbbl) of crude oil in 2005, approximately 0.9 million tons (6.1 mmbbl) in 2004 and 0.8 million tons (5.8 mmbbl) in 2003. We produced approximately 779,600 tons (5.7 mmbbl) in 2002 from this field. The field covers an area of 46,989 hectares (approximately 181 square miles).

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

Tax benefits

In 1999 and 2000, we benefited from certain tax reductions and exemptions granted by Tatarstan with respect to some of the revenues derived from low-productivity wells. Other Tatarstan laws provided additional benefits, including a return of certain amounts of that portion of the royalties for the use of the subsoil that was payable to Tatarstan, and an exemption from property taxes on related wells and fixed assets, including, from January 1, 1998, amounts that had previously been payable to local authorities.

Tatarstan had in the past granted to us tax benefits with respect to some of the revenues derived from wells on newly exploited oil fields and from crude oil produced using secondary and tertiary crude oil recovery techniques, including an exemption from payments to the Restoration Fund in respect of such crude oil. Certain other Tatarstan tax benefits also aided us in the past in maintaining production volumes, including the return to us of up to 80% of the amount otherwise allocable to the Restoration Fund in 1995 and 1996, approximately 42% to 49% from 1997 through 1999, approximately 13.5% in 2000 and approximately 9.6% in 2001. As a result of reconciling the Russian and Tatarstan tax regimes, we no longer enjoy any specific tax benefits in Tatarstan. In 2002, the Tatarstan government set for us the minimum rates permitted by Russian legislation for payments for the right to explore and appraise oil fields and prospect for natural resources. However, effective from January 1, 2003, the Tatarstan government raised the rates to the maximum level permitted by the legislation. In 2005 and 2004, the rates for the right to explore and appraise oil fields in Tatarstan, Ulyanovsk and Orenburg regions were RR360 per square kilometer (compared to RR360 per square kilometer in 2003 and RR120 per square kilometer in 2002) and RR20,000 per square kilometer for the right to prospect natural resources (compared to RR20,000 and RR5,000 per square kilometer in 2003 and 2002, respectively).

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

On June 7, 2006 a draft law was passed in the first reading by the State Duma introducing a differentiated rate for the unified natural resources production tax. For further information, see ‘‘—Overview of the Russian Oil Industry—Current System of Oil-Related Taxes and Payments—The Unified Natural Resources Production Tax’’ under this Item.

Well rehabilitation

Well rehabilitation primarily involves replacing or reconditioning pumps, replacing corroded pipes, and clearing well bores in order to bring wells back into production. At December 31, 2005 and 2004, approximately 12% and 23% of our production wells were non-operational, respectively, compared to approximately 20% as of December 31, 2003.

Secondary and tertiary recovery

As most of our oil fields, including Romashkinskoye, our largest, are in a mature stage of development, we have designed and successfully implemented a range of measures aimed at maintaining and even increasing production volumes from these mature fields. We plan to continue our well stimulation program, subject to providing necessary financing. We produced approximately 11.2 million tons (79.8 mmbbl), or 44.4% of our total crude oil produced in 2005, using secondary and tertiary recovery techniques, approximately 11.3 million tons (80.5 mmbbl), or 45.1% of our total crude oil produced in 2004, and 11.2 million tons (79.6 mmbbl), or 45.3% of our total crude oil produced in 2003, using these techniques. We intend to continue to use these and other enhanced recovery techniques to optimize our production of crude oil and expect that crude oil produced using these methods will increase as a percentage of our total production. These advanced techniques include flow rate and water injection pattern management, horizontal drilling, hydraulic rupture of formations and chemical, microbiological and thermal recovery techniques. We continue to explore technologies that will enhance these methods.

Production Costs

Our overall crude oil production costs have generally increased in recent years. In 2004, such costs increased by 10.8% due to the increase in taxes; however, at the same time our operating costs decreased by 3.2%. Our direct operating costs for crude oil extraction (the ‘‘lifting expenses’’) per barrel increased in 2004 to U.S.$2.48 due to the real appreciation of the Russian ruble against the U.S. dollar as compared to 2003. These costs remained virtually unchanged in 2003 (U.S.$2.46 compared to U.S.$2.47 in 2002), with the positive effects from our cost reduction program offset by the real appreciation of the ruble against the U.S. dollar. Direct operating costs do not include accretion of liability in accordance with SFAS 143, ‘‘Accounting for Asset Retirement Obligations’’ (‘‘SFAS 143’’). At the same time, the growth in transportation expenses, increase in taxes other than income taxes and higher depreciation, depletion and amortization expenses resulted in an overall 23% increase in per barrel production costs from U.S.$11.92 in 2003 to U.S.$15.55 in 2004, as compared to a 25% increase in 2003. We expect that the production costs in 2005 will be at the same level as in 2004.

The table below illustrates the dynamics of our production costs and average production costs per ton (excluding the unified natural resources production tax) over the periods indicated:

	Year ended December 31,
	2004	2003	2002
Revenue (RR millions)	124,076	93,155	84,394
Production costs (RR millions)	26,500	26,562	24,521
Production (thousands of tons)	25,606	24,935	24,890
Average sales price (RR/ton)	4,891	3,736	3,391
Average production cost (RR/ton)	1,045	1,065	985

Wells

We had 42,675 wells as of December 31, 2005, including 18,867 active production wells and 8,602 active injection wells. As of December 31, 2004, we possessed a total of 42,635 wells. Of these, 18,659 were active production wells and 8,504 were active injection wells. Tatneft possessed a total of 42,322 wells as of December 31, 2003, of which 19,209 were active production wells and 8,431 were active injection wells. Production wells are used to extract oil, while injection wells are used to pump water or other agents into the reservoir in order to maintain pressure and to enhance crude oil recovery.

The table below sets forth information on our wells in the years ended December 31, 2005, 2004, 2003 and 2002:

	Year ended December 31,
	2005	2004	2003	2002
Production wells	21,460	24,154	24,095	23,887
in operation	18,867	18,659	19,209	19,832
not in operation(1)	2,593	5,495	4,886	4,055
Injection wells	9,393	9,220	9,017	8,831
in operation	8,602	8,504	8,431	8,259
not in operation(2)	791	716	586	572
Total production and injection wells	30,853	33,374	33,112	32,718
Others(3)	11,822	9,261	9,210	9,205
Total	42,675	42,635	42,322	41,923

(1)	Includes wells that are temporarily inactive, wells due to be rehabilitated or stimulated and wells that are used for testing purposes only.

(2)	Includes wells due to be rehabilitated.

(3)	Examples of other wells include irreparable wells that have been abandoned or dismantled and special purpose wells.

The table below sets out the drilling activity of Tatneft and our joint ventures in the years ended December 31, 2005, 2004, 2003 and 2002:

	Year ended December 31,
Type of Drilling	2005	2004	2003	2002
	(thousand meters)
Production	502.5	521.9	646.0	699.1
Exploration	52.9	50.1	51.4	57.7

Tatneft drilled 354 new production wells in 2005, 350 new production wells in 2004, 414 new production wells in 2003 and 417 new production wells in 2002. Our joint ventures drilled 36, 33, 40 and 42 new production wells in 2005, 2004, 2003 and 2002, respectively. We generally drill more wells in the second half of the year than in the first half of the year, as weather conditions and poor roads make it difficult to drill during the spring. Most exploration activities conducted in the years ended December 31, 2004, 2003 and 2002 took place in the southern and eastern parts of Tatarstan. In addition, our oil services subsidiaries drilled 196.9 thousand meters, 160.5 thousand meters and 176.7 thousand meters for third parties, primarily small independent oil companies operating in Tatarstan in 2004, 2003 and 2002, respectively.

In the years ended December 31, 2005, 2004 and 2003, approximately 667, 598 and 816 production wells were taken out of operation (representing approximately 3.1%, 2.8% and 3.4% of the total production wells), respectively. We rehabilitated 1,134 production wells in 2005, 3,545 production wells in 2004 and 2,570 production wells in 2003, accounting for 5.3%, 18.9% and 13.4% of the active producing wells as of December 31, 2005, 2004 and 2003, respectively. In the year ended December 31, 2002, approximately 531 wells were taken out of operation. We rehabilitated 2,745 wells in 2002, accounting for approximately 13.6% of the active producing wells as of December 31, 2002.

We improved production at 1,250 production wells (representing 6.5% of the active production wells) and at 1,497 production wells (accounting for approximately 7.5% of active production wells) as of December 31, 2003 and 2002, respectively. In 2004, we improved production at approximately the same number of wells as in 2004.

TRANSPORTATION

We transport most of our crude oil through the pipeline system operated by Transneft, Russia’s monopoly pipeline operator. The Ministry of Industry and Energy allocates usage of the pipeline network for export deliveries to oil producers on a quarterly basis.

Currently, the pipeline capacity, including non-CIS export pipeline capacity, and terminal access are allocated among oil producers on a quarterly basis in proportion to the volume of oil produced and delivered to the Transneft pipeline system in the prior quarter, planned oil production in the forthcoming quarter, and total pipeline capacity. Our non-CIS export pipeline allocation is equivalent to approximately one-third of the oil we produce and deliver to Transneft. Failure to pay taxes to the Russian government could result in the termination or temporary suspension of our access to the export pipelines. We do not believe that our share of pipeline export capacity will be materially adjusted in the near future. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company.’’

Transneft sets the tariff rates for using its pipelines subject to the oversight of the Federal Tariffs Service, a successor to the Federal Energy Commission, which also regulates the activities of natural monopolies in petroleum and energy transmission networks. Pipeline transportation costs have risen substantially over the past several years. The overall price to transport crude oil depends on the number of Transneft ‘‘districts’’ through which the oil is transported. Currently, the pipeline tariff (determined using the Central Bank’s ruble/U.S. dollar exchange rate at May 4, 2006 and exclusive of VAT) for us to transport crude oil to Butinge is approximately U.S.$14.40 per ton; to Moscow approximately U.S.$7.18 per ton; to the Kremenchug refinery approximately U.S.$10.18 per ton; to Primorsk approximately U.S.$14.59 per ton; to Novorossisk approximately U.S.$13.71 per ton; and to Germany approximately U.S.$10.94 per ton. In addition, Transneft charges a premium of U.S.$2.5 per ton (exclusive of VAT) to deliver high sulfur content crude oil when it is mixed with other, low sulfur content crude oil. See ‘‘—Exploration and Production—Reserves and Fields—High Sulfur Content Crude Oil’’ under this Item for additional information on high sulfur content crude oil.

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

In 2002, we started shipping crude oil and refined products by railroad from the Nizhnekamsk oil refinery’s oil-loading platform and in 2003 from Tikhoretskaya oil-loading platform. Our total rail shipments were 2.1 million tons (15.2 mmbbl) of refined products and 0.03 million tons (0.2 mmbbl) of crude oil in 2005, 4.3 million tons (30.4 mmbbl) of refined products and 1.3 million tons (9.4 mmbbl) of crude oil in 2004, 3.2 million tons (22.8 mmbbl) of refined products and 2.3 million tons (16.4 mmbbl) of crude oil in 2003 and approximately 4.6 million tons (32.6 mmbbl) of refined products and 48,400 tons (0.3 mmbbl) of crude oil in 2002.

Since November 2002, we have accumulated a fleet of railroad cars capable of carrying oil and oil products and formed a subsidiary, OOO Tatneft-Trans, to operate these and leased rail cars and to coordinate transportation of our products via rail-road. As of December 31, 2005, we operated 1,168 rail cars, including 950 rail cars that we owned, 1,162 rail cars, including 950 rail cars that we owned as of December 31, 2004, and 1,166 rail cars, including 950 rail cars that we owned as of December 31, 2003.

REFINING AND MARKETING

Crude Oil

We have three markets for the crude oil that we produce ourselves or purchase from other producers: (i) the domestic Russian market; (ii) the market for exports to the CIS; and (iii) the market for exports to non-CIS countries. In recent years, we have shifted the focus of our domestic Russian market activities to selling refined products instead of selling primarily crude oil. Since we own and lease limited refining capacity, we generally either sell crude oil directly or through intermediaries and then purchase refined products produced from our oil for further resale, or transfer oil to refineries for refining under processing arrangements and receive in return refined products for sale into the market. We currently no longer have processing arrangements. See ‘‘—Refined Products’’ under this Item.

The table below sets forth certain data with respect to the sales volumes of crude oil that we produced and purchased from other producers for the years ended December 31, 2004, 2003 and 2002:

	Year Ended December 31,
	2004			2003			2002
	Tons	Barrels	%	Tons	Barrels	%	Tons	Barrels	%
	(in thousands of units, except percentages)
Crude oil sales(1)
Domestic	5,329	37,959	24.7	6,153	43,828	28.1	5,402	38,478	26.6
CIS	3,153	22,459	14.7	2,637	18,783	12.0	4,077	29,040	20.0
Non-CIS	13,035	92,848	60.6	13,124	93,482	59.9	10,861	77,363	53.4
Total	21,517	153,266	100.0	21,914	156,093	100.0	20,340	144,881	100.0

(1)	Includes purchases of 3,673, 5,310 and 4,679 thousand tons in the years ended December 31, 2004, 2003 and 2002, respectively.

Our domestic sales volumes decreased in 2004 in comparison with 2003 primarily due to a decrease in our deliveries to the Moscow oil refinery. We increased slightly export sales in 2004 in comparison to 2003. Export sales were previously generally made at a higher price than were domestic sales, and we are required to export certain volumes of crude oil in connection with our obligations under some of our loan agreements. See ‘‘Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt.’’

Revenues from sales of crude oil accounted for approximately 59% of total sales revenues in 2004, compared to 58% in 2003.

Non-CIS Crude Oil Export Sales

We charge world market prices for crude oil exported to non-CIS countries, including the Baltic States. Although the average price for non-CIS exports is higher than CIS and domestic prices, we are prevented from exporting additional amounts of oil to non-CIS countries due to our limited access to the Transneft pipeline network. See ‘‘—Transportation’’ under this Item.

In 2005, 2004 and 2003, approximately 21.9%, 14.0% and 26.6% of our non-CIS deliveries, respectively, were supplied to customers located in Germany, Poland, the Czech Republic and Slovakia via the Druzhba pipeline. The remainder of our oil was exported via the ports of Novorossisk, Primorsk, Butinge, Odessa and Yuzhnyi primarily to customers located in Turkey, France and Germany, or via the Transneft pipeline system to the Baltic States.

We sell most of the oil that we export to international oil traders. Approximately 30%, or 0.3 million tons per month, of our export sales are made pursuant to long-term contracts securing our long-term loan agreements, and the remaining export volumes are sold on the basis of spot contracts. We generally conclude export sales for delivery at the relevant port (in the case of shipment by oil carrier) or for delivery at the Russian border (in the case of cross-border pipeline transport) and usually receive payment for exports to non-CIS countries within one to two months of delivery. The price of non-CIS exports generally must cover transportation costs that we pay to Transneft. See ‘‘—Transportation’’ under this Item. In 2004, our non-CIS export crude oil prices per ton increased to RR6,575 compared to an average in 2003 of RR5,296 due to the increase in demand.

We make our non-CIS export sales for hard currency. A substantial portion of our non-CIS foreign currency export volumes is pledged as security for our foreign currency loans. During 2005 and 2004, up to 30% of our approximately 1.0 million tons per month and 1.1 million tons per month, respectively, of non-CIS crude oil exports, have been pledged as security for existing borrowings. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company,’’ ‘‘—Relationship with Tatarstan’’ under this Item and ‘‘Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt.’’

We currently do not hedge our foreign currency exposure (except, to a certain extent, for Bank Zenit (until April 2005) in connection with its own operations), but may do so in the future to the extent that we are able to do so. See ‘‘Item 10—Additional Information—Exchange Controls’’ and ‘‘Item 11—Quantitative and Qualitative Disclosures about Market Risk—Derivatives.’’

CIS Crude Oil Export Sales

CIS exports comprise exports to member nations of the CIS other than Russia, and represent primarily exports to the Kremenchug refinery in Ukraine operated by Ukrtatnafta. CIS crude oil prices have historically been lower than the prices we are able to realize on our non-CIS exports but have historically been higher than domestic prices. We delivered approximately 4.4 million tons (31.5 mmbbl) of crude oil to the Kremenchug refinery, representing approximately 88% of our CIS oil sales in 2005, and 3.09 million tons (22.0 mmbbl) of crude oil, representing almost all of our CIS oil sales, in 2004. In 2003, we delivered approximately 2.56 million tons (18.5 mmbbl) of crude oil to the Kremenchug refinery, representing approximately 97% of our CIS crude oil sales. The price of CIS exports generally must cover transportation costs that we are required to pay to Transneft. See ‘‘—Transportation’’ under this Item. CIS average crude oil prices per ton increased to RR5,357 in 2004 from RR3,591 in 2003, a 49% increase, due to the increase in demand.

Domestic Crude Oil Sales and Deliveries

Domestic crude oil prices are normally lower than world market prices and are only relatively correlated with them. Domestic crude oil prices result from the supply and demand imbalance within the domestic market, which owing to the limitations on export is generally oversupplied. In 2004, our domestic prices per ton averaged RR3,702, compared to average price of RR1,844 per ton in 2003, representing a 101% increase, driven by an increase in demand of domestic refineries.

We conclude a significant portion of our domestic crude oil sales with a number of domestic oil dealers, who then sell oil to refineries. We have long-standing relationships with many of the domestic oil dealers, but do not currently maintain any material long-term contractual commitments. We also transferred oil until April 2004 under processing arrangements with third parties, under which we receive refined products for sale into the market.

Most of the crude oil sold to domestic oil dealers or transferred by us under processing arrangements was ultimately delivered to the Nizhnekamsk oil refinery (until September 2005) and the Moscow oil refinery (until April 2004). In 2005, 2004 and 2003, approximately 73%, 78% and 58%, respectively, of our total domestic crude oil shipment volumes were ultimately delivered to these two refineries, including approximately 54%, 63% and 50%, respectively, to the Nizhnekamsk oil refinery. Deliveries were also made to other refineries located throughout European Russia, including in Ufa, Ryazan and Nizhny Novgorod. In total, approximately 7.4 million tons, 9.2 million tons and 8.3 million tons were delivered to domestic refineries, representing approximately 27%, 38% and 34% of all our deliveries (excluding purchased oil) in 2005, 2004 and 2003, respectively. The decrease of deliveries to domestic refineries in 2005 is mainly due to the increase in deliveries to the Kremenchug refinery in Ukraine.

We also engage in swap transactions with other Russian oil companies whereby we undertake to deliver our oil to certain refineries in Russia or the CIS in exchange for delivery of oil of equivalent value to refineries in or adjacent to regions of Russia where we have retail operations. Such swap arrangements are beneficial to us and our counterparties insofar as they result in reduction of transportation costs and improved marketing efficiencies. The total volume of such swap transactions amounted to 1.2 million tons, 0.4 million tons and 2.1 million tons in 2005, 2004 and 2003, respectively. In 2002, swap transactions amounted to 2.7 million tons.

High Sulfur Content Crude Oil Sales

High sulfur content crude oil has a lower market value than crude oil with low sulfur content. The national pipeline operator, Transneft, charges a premium of U.S.$2.5 per ton (exclusive of VAT) for blending and transporting crude oil with a sulfur content of more than 1.8%, which includes our high sulfur content crude. The fee is payable in rubles, converted at the official ruble/U.S. dollar exchange rate as reported by the Central Bank in effect on the first day of each month. Transneft’s current practice of blending our high sulfur content crude oil benefits us. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company—A significant proportion of our crude oil production and reserves consists of high sulfur content oil, for which we receive a lower price and which has lower marketability than lower-sulfur content crude oil.’’ We blended and shipped virtually all of our high sulfur content crude oil production.

Refined Products

Tatneft did not receive or acquire any refining capacity in connection with the privatization of the Russian oil and natural gas sector. However, we have increasingly been developing our refining capabilities and reducing our reliance on purchases of refined products produced from our crude oil from third parties. The table below sets forth our refined product sales for the years ended December 31, 2004, 2003 and 2002:

	Year Ended December 31,
	2004			2003			2002
	Tons	Barrels	%	Tons	Barrels	%	Tons	Barrels	%
	(in thousands of units, except percentages)
Refined product sales(1)
Domestic	6,202	44,177	55.0	7,271	51,791	61.3	7,403	52,732	58.6
CIS	459	3,270	4.1	63	449	0.5	7	50	0.1
Non-CIS	4,609	32,830	10.9	4,523	32,217	38.2	5,216	37,153	41.3
Total	11,270	80,277	100.0	11,857	84,457	100.0	12,626	89,935	100.0

(1)	Includes purchases of 4,177, 4,086 and 4,490 thousand tons in the years ended December 31, 2004, 2003 and 2002, respectively.

In August 1997, Tatarstan President Shaimiev announced plans to expand and upgrade the petrochemicals complex at Nizhnekamsk, owned by Nizhnekamskneftekhim, in order to enable Tatarstan to become independent from refineries located elsewhere. To this end, we entered into discussions with Nizhnekamskneftekhim and TAIF, both of which are related parties under the influence of the Tatarstan government. These discussions resulted in an agreement to form a joint venture company OAO Nizhnekamsk Oil Refinery to expand, upgrade and operate the Nizhnekamsk oil refinery. Our total investment in the refinery amounted to approximately RR8,450 million as of September 1, 2005. The Phase I Base Complex of the refinery was brought on stream in 2002, and we intended to further expand and upgrade this facility. However, OAO Nizhnekamsk Oil Refinery has been involved in a dispute with TAIF over the lease of the CDU owned by TAIF. This dispute resulted in the return by OAO Nizhnekamsk Oil Refinery of the CDU to TAIF, and in the sale of substantially all our production assets of OAO Nizhnekamsk Oil Refinery to TAIF. In October 2005, we entered into a long-term supply contract with TAIF in order to supply up to 650,000 tons per month of crude oil to TAIF at market price to be refined by the Nizhnekamsk oil refinery. For further discussion see ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company—We are dependent on oil refineries outside of Tatarstan.’’ We have also formed TKNK, a joint venture with Nizhnekamskneftekhim, Svyazinvestneftekhim and LG International Corp. to carry out a feasibility study and construction of an oil refining and petrochemicals complex in Tatarstan. However, in June 2005, all work on the TKNK project was suspended as the joint venture parties could not reach an agreement with respect to its financing and as we designed the project to built a new refinery complex in Nizhnekamsk. See ‘‘—History and Development’’ under this Item.

In accordance with the decision of the Security Counsel of the Republic of Tatarstan and subsequent decisions of our Board of Directors, in September 2005, together with Svyazinvestneftekhim, we founded ZAO Nizhnekamsk Oil Refinery to build an oil refining and petrochemical complex in Nizhnekamsk. We directly own 40% of the new company and Svyazinvestneftekhim owns 9%. The remaining 51% is indirectly held by IPCG Fund. The new complex will comprise an oil refinery with a refining capacity of 7 million tons of oil per year, construction of which is expected to be completed in 2008, a deep refining unit with a fuel oil capacity of 3.5 million of tons, construction of which is expected be completed in 2009, and a petrochemical plant producing products based on aromatics that is projected to be opened in 2010. The initial construction works (including the preparation of the site, etc.) commenced in September 2005. We expect that completion of this new complex should decrease our dependence on refineries outside of Tatarstan and should enable us to produce more environmentally-friendly and more competitive oil products. See ‘‘—History and Development—Developments in 2005 and 2006’’ under this Item.

We own a small oil refinery in Kichuyi, Tatarstan, which began operating in 1995. This refinery is one of the most technologically modern oil refineries in Russia. It has an annual refining capacity of 400,000 tons (approximately 2.85 mmbbl) and produces gasoline and diesel fuel to serve primarily our fuel needs and those of local residents of the Almetyevsk region.

We also own the Minnibaevsk Gas Refinery in Tatarstan. Deliveries from the Minnibaevsk Gas Refinery totaled 0.9 million tons of gas products in each of 2003 and 2004, of which approximately 56% were delivered to Nizhnekamskneftekhim, 1% exported, and the balance sold to various domestic customers. In 2005, deliveries from the Minnibaevsk Gas Refinery totaled 0.8 million tons of gas products, of which approximately 11.5% were delivered to Nizhnekamskneftekhim, 19.48% were exported and the balance was sold to domestic customers.

We own an 8.6% interest in Ukrtatnafta, a company with a 100% ownership interest in the Kremenchug refinery in Ukraine, one of the largest refineries for high sulfur content crude oil in the CIS. The government of Tatarstan owns 28.8% of the outstanding share capital of Ukrtatnafta. The Ukrainian government currently owns, through NK Naftogas of Ukraine, approximately 46% of Ukrtatnafta’s shares. There is currently a dispute between the Ukrainian government and certain holding companies of Ukrtatnafta over 18% of Ukrtatnafta’s shares. The Ukrainian government announced its intention to privatize these shares in an auction. However, the terms of the auction are unclear. We may consider participating in the auction once its terms are officially announced. We may also become involved in additional alliances and equity participations with certain refineries to which we deliver crude oil or which we consider economically viable. See ‘‘—Organizational Structure—Joint Ventures, Subsidiaries and Associated Companies’’ under this Item.

As a result of measures that we have undertaken in recent years in the areas of sales and marketing of refined products, our sales structure has undergone significant changes. Further development of our retail network has resulted in increased sales of refined products in domestic markets. Due to the fact that we lease limited own refining capacity, we sell crude oil to intermediaries, who then refine oil in domestic refineries, following which we purchase refined products processed from our oil. In 2004, we purchased refined products totaling approximately 4.2 million tons, of which we exported 1.8 million tons. We sold refined products totaling 11.3 million tons, 11.9 million tons and 12.6 million tons, and earned revenue of RR60,121 million, RR43,831 million and RR44,876 million from these sales for the years ended December 31, 2004, 2003 and 2002, respectively. The decreasing volume of these sales is attributable to a shift away from purchases and resales of refined products in favor of an increased emphasis on selling our own refined products.

Processing arrangements, primarily with the Nizhnekamsk oil refinery until September 2005, accounted for a significant portion of our crude oil product sales in 2004. Under such arrangements, a refinery processes crude oil for us in exchange for either a portion of crude oil, refined products, or a payment made by us. We retain ownership of the crude oil and of the related derivative products throughout the refining process.

We are also actively engaged in developing our retail sales network for refined products. As of January 1, 2006, there were 553 Tatneft-controlled service stations throughout Russia and Ukraine, including 408 in Russia and 145 in Ukraine. Tatneft-controlled service stations sold 1 million ton of refined products in 2005. We are currently implementing a program to increase the number of our controlled service stations.

PETROCHEMICALS

We did not receive or acquire any petrochemicals companies or operations in connection with the privatization of the Russian oil and gas sector. However, in an attempt to create a vertically integrated company, since 2000 we have been increasing our petrochemicals capabilities. In 2000, we purchased an approximately 34.6% stake in Nizhnekamskshina from the Tatarstan government, subsequently increasing our stake to 76.01% through additional purchases and participation in a new share issuance. Nizhnekamskshina has been consolidated in our consolidated financial statements from September 30, 2001.

Nizhnekamskshina is one of the largest tire manufacturers in Russia, accounting for approximately 28.4%, 29.0% and 27.7% of all tires produced in Russia in 2005, 2004 and 2003, respectively, and supplying its products to both domestic and foreign markets. Nizhnekamskshina consists of two divisions, a mass tire plant that produces tires for light-weight vehicles and a truck tires plant. Approximately 21.1%, 27.0% and 26.0% of the tires produced by Nizhnekamskshina in 2005, 2004 and 2003, respectively, were supplied to car manufacturers (25.9% in 2002); 58.8%, 53.0% and 53.6% were sold on the secondary market (60.3% in 2002); and 20.1%, 20.0% and 20.3% were exported (13.7% in 2002), including approximately 16.6%, 15.0% and 15.4% (10.3% in 2002) to customers in the CIS. We are in the process of renovating the manufacturing facilities at Nizhnekamskshina, and intend to attract investment and know-how from Western partners. To this end, in May 2002 Nizhnekamskshina entered into an agreement with Italian tire producer Pirelli to use Pirelli’s know-how and equipment, and in July 2004 we started producing tires for light passenger vehicles using this technology in the production of up to two million tires annually under the Kama-Euro brand. From July to December 2004, we shipped 102,700 of these tires. In 2005, we produced 10.3 million tires, and we plan to produce 11.1 million tires in 2006.

We also acquired approximately 77.1% of Nizhnekamsk Industrial Carbon Plant in 2000 from the Tatarstan government. Nizhnekamskshina obtains raw materials from Nizhnekamsk Industrial Carbon Plant. Nizhnekamsk Industrial Carbon Plant also sells its products to other Russian tire manufacturers and exports its products to Poland, Bulgaria, India, China, Vietnam, Indonesia, Turkey and other countries. In addition, we formed and own 51% of Yarpolymermash-Tatneft, which is based on the assets of the Yaroslavl Polymer Machine Plant, in order to manufacture equipment for processing materials for tire production. In 2003, we commenced production at OOO Tatneft-Nizhnekamskneftekhimoil, a polyalphaolefin-based synthetic lubricants plant that is the only such enterprise in Russia. In the first half of 2004 the production of polyalphaolefin-based synthetic lubricants was conducted on a transitional basis. In December 2004, programs were approved to update the oils to international standards and on the production of new products. These programs require an investment of approximately RR79.9 million. Polyalphaolefin-based synthetic lubricants are also used at the plant for the production of high-quality greasing substances, such as engine, transmission, refrigerator and synthetic oils. The American Oil Institute has issued a license on the conformity of our engine oil ‘‘Tatneft-Profy’’ with the API standards.

In 2002, we created Tatneft-Neftekhim, a management company for our petrochemicals operations, and transferred to it our holdings in Nizhnekamskshina, Nizhnekamsk Industrial Carbon Plant, Yarpolymermash-Tatneft, Tatneft-Nizhnekamskneftekhimoil, OOO Trading House Kama, a marketing subsidiary of Nizhnekamskshina, and other petrochemicals companies.

BANKING OPERATIONS

In 2004, we conducted our banking operations through, and consolidated the results of, Bank Zenit and Bank Devon-Credit and we owned shares in a number of banking and financial entities. We have recently decreased our activities in these market sectors following the sale in 2005 of our controlling share in most of our significant banking subsidiaries. As of December 31, 2004, our most significant banking subsidiaries were as follows:

•	Bank Zenit. As of December 31, 2004, we owned 52.70% of Bank Zenit, a Russian commercial bank founded in December 1994 and based in Moscow. Bank Zenit has branches in Rostov-on-Don, Nizhny Novgorod, Almetyevsk, Gorno-Altaisk, St. Petersburg, Kemerovo and Kursk, a representative office in Kazan and additional offices in Kazan and Nizhnekamsk. We increased our stake from 50% plus one share to 52.70% in 2004, then reduced it to 26.95% in 2005 as a result of the sale by our wholly-owned subsidiary, Tatneft Oil AG, of its 26.75% stake in April 2005 to three companies acting on behalf of certain beneficiaries of Urals Energy. As of May 5, 2006, we owned 39.73% of Bank Zenit, as a result of the acquisition in May 2006 of its newly issued shares.

•	Bank Devon-Credit. As of December 31, 2004, we owned approximately 92% of Bank Devon-Credit, a Russian commercial and retail bank. Bank Devon-Credit serves Tatneft and a significant portion of the local population in Almetyevsk and the southeast of Tatarstan through a network of 13 branch offices. In December 2005, we sold all our shares of Bank Devon-Credit to Bank Zenit.

•	Bank Ak Bars. As of December 31, 2004 we owned approximately 29.46% of Bank Ak Bars, the largest private bank located in the Republic of Tatarstan in terms of assets and number of retail customers. In 2005 we increased our shareholding to 29.98% of the share capital of this bank and further increased it to 32.27% in 2006. Bank Ak Bars has held approximately 1% of Tatneft’s Ordinary Shares since 2000.

As a result of the sale of a significant part of our participation in Bank Zenit and of all our participation in Bank Devon-Credit in 2005, we no longer consider our banking activities to be significant to our operations. For more comprehensive information about our sale of the shares of Bank Zenit and Bank Devon-Credit, see Note 22 to our audited consolidated financial statements included in this annual report. For a more detailed discussion of our banking operations in general see ‘‘Appendix A—Tatneft’s Banking Operations.’’

COMPETITION

Oil and Refined Products

We currently hold most of the licenses for oil exploration and production within Tatarstan. We consider all other major Russian oil companies, including Rosneft (particularly following its acquisition of the former YUKOS subsidiary Yuganskneftegaz in December 2004), LUKOIL, Surgutneftegaz, TNK-BP and Gazprom Neft (formerly Sibneft, after its acquisition by Gazprom in October 2005), to be our principal competitors in our core business segments. We compete with these and other oil companies for customers both within Russia and internationally, primarily for sales of crude oil.

We believe that our drilling costs are less than those for oil companies operating in Siberia. Our oil reserves are generally closer to the surface than in Siberia, and are located in more geographically accessible terrain. While the main productive horizons in Siberia are found at a depth of approximately 2,300 to 2,400 meters, our main productive horizons lie at a depth of approximately 1,200 to 1,700 meters. We also believe our location gives us a transportation cost advantage over companies operating in Siberia, as we are located closer to major markets in Moscow and Eastern and Western Europe. In addition, while we have mature fields and while we produce high sulfur content crude oil, we believe that this has not to date contributed to a higher cost per barrel compared to the other Russian oil companies.

We expect to experience increasing levels of competition in the industry. A number of other Russian oil companies, as well as foreign oil companies, compete on bids for licenses and offer services in Russia, increasing the competition that we face. Foreign-owned companies in particular may have access to greater financial and other resources than we do, which may give them a competitive advantage. We also expect to experience increasing competition due to the limited quantities of unexploited and unallocated oil reserves remaining in Russia, and the effects of, and financial resources provided by, increased foreign investment into the Russian oil industry. Full implementation of the PSA laws could substantially increase levels of interest of foreign and domestic companies in oil production in Russia and further increase the level of competition we face even within Tatarstan. Strategic acquisitions of additional assets, such as mergers or other forms of combination, may also strengthen our domestic competitors. For example, in 2002, 2003 and 2004 the Russian oil industry experienced substantial consolidation, including the privatization sale of Slavneft, a large vertically-integrated oil company, to the shareholders of TNK and Sibneft, at the time Russia’s third and fifth largest oil companies, respectively; the formation of TNK-BP, a joint venture between TNK and BP that combined the assets of TNK, Sidanko and ONACO oil companies and TNK’s share in Slavneft with the Russian assets of BP (excluding investments in Sakhalin 5), and Yuganskneftegaz—the largest production subsidiary of YUKOS—was sold at auction by the Russian government in partial settlement of tax claims against YUKOS and subsequently acquired by Rosneft. In addition, in September 2004, the Russian government sold its remaining 7.6% stake in LUKOIL in a privatization auction to ConocoPhillips. In October 2005 Gazprom acquired approximately 76% of shares of Sibneft. These competitors may have better access to financial and other resources and greater political influence than we do.

Petrochemicals

In the petrochemicals sector we compete for the Russian and CIS tire markets primarily with other Russian tire manufacturers, such as the Yaroslavl, Omsk, Moscow, Kirov, Krasnoyarsk, Voronezh, Volzhsky, Barnaul, NIIShP, Ural and Petroshina tire companies, as well as Ukrainian tire plant Rosava. The Omsk, Yaroslavl, Volzhsky and Ural tire companies, accounting for approximately 46.4% of tires produced in Russia, are controlled by Sibur, a petrochemicals subsidiary of Gazprom, Russia’s state-controlled largest company and natural gas transportation monopoly and the world’s largest producer of natural gas. The Kirov, Krasnoyarsk and Voronezh tire companies, accounting for approximately 18.3% of tires produced in Russia in 2003, as well as Rosava, are controlled by AMTEL, a Russian petrochemicals holding. Several of our competitors have entered into joint ventures with major international tire manufacturers, and several international tire manufacturers, including Goodyear, Michelin, Continental, Pirelli and Nokian Tires, have announced plans or taken steps to enter the Russian tire manufacturing market. We expect to experience increasing levels of competition in the petrochemicals segment in the coming years. For example, Nokian Tires has announced its decision to build a new plant in Vsevolzhsk and within three years to produce 3.5 million tires per year (with a maximum production capacity of 8-9 million tires per year). In addition, in 2004, Michelin opened a plant that produces extra class radial tires and sport tires in Davidovo (in the Moscow region) and has announced plans to reach a production capacity of 2.1 million tires per year in 2005.

Banking

The Russian market for financial and banking services is also highly competitive. Although the Russian banking industry is dominated by a few Moscow-based banks, according to the Central Bank, 1,238 banks and other non-bank credit organizations were licensed to conduct banking transactions in Russia as of April 1, 2006. The total assets of banks in Russia were RR10.4 trillion and the twenty largest banks accounted for 62.6% of all banking sector assets (under RAR) in Russia. Due to the large number of banks in Russia and the varying focuses of many of those banks, Bank Zenit faces competition from different banks in each of the business sectors and various regions of Russia in which it operates. In the corporate banking sector, Bank Zenit’s primary competitors are OAO Alfa Bank (‘‘Alfa Bank’’), MDM Bank (‘‘MDM Bank’’) and OAO Uralsib Bank. In the investment banking sector, Bank Zenit’s primary competitors are Alfa Bank, MDM Bank and Investment Bank ‘‘Trust.’’ In the private banking sector, Bank Zenit’s primary competitors are Financial Corporation NIKoil, Rosbank, Alfa Bank, ING Bank (Eurasia) ZAO and Raiffeisen Bank Austria LLC. Currently, we do not view Bank Zenit as having a competitive position in the Russian retail banking sector. Russian banks expect to face increased competition as a result of recent and proposed Russian banking reforms, which are likely to facilitate further entry of experienced international banks into the Russian market. In addition, many of our banking competitors possess greater resources, both in terms of assets and business volume, and have better access to funding, making them less vulnerable to economic downturns. For a more detailed discussion of our banking operations in general see ‘‘Appendix A—Tatneft’s Banking Operations.’’

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

The Russian Government adopted a regulation on October 12, 2005 incorporating the Special Technical Regulation on Requirements to emissions of hazardous substances by automotive vehicles circulating on the territory of the Russian Federation. Pursuant to this regulation, all fuels (gasoline and oil fuels) must meet certain ecologic standards (Euro-2) from April 21, 2006, certain stricter ecologic standards (Euro-3) from January 2008, and certain even stricter ecologic standards (Euro-4) from 2010. We intend to base the infrastructure of the new refining complex in Nizhnekamsk on the latest technology in order to meet these ecological requirements. For further information on the new Nizhnekamsk facility, see ‘‘—History and Development—Developments in 2005 and 2006’’ under this Item.

All four of the main rivers located in the territory of our operations previously tested positive in excess of safe levels for chlorides (chemicals derived from the oil production process) and oil products, which characterizes the impact of oil producing industry on these rivers. Levels of chloride contamination in local rivers peaked in 1986, have recently dropped below the maximum allowable concentrations established by law and continue to decrease. We use the system of circulating and repeated water supply in oil production where water is used in maintaining the steam pressure after the oil treatment.

We have responded to problems of pipeline corrosion by implementing a technology, which we have developed, for coating pipes on the inside with corrosion-resistant material (polyethylene). Almost all of our wastewater carrying pipelines have now been replaced with such polyethylene-coated pipes and we continue to replace our oil-gathering networks. Where the use of polyethylene-coated pipes is technically impossible, we use pipes with an internal polymer coating. Along with other corrosion control methods, we have successfully used corrosion inhibitors and electro-chemical protection of oil producing equipment. We develop and implement measures for diagnostics of the technical state of oil-producing pipes on an annual basis. We also organized a permanent monitoring of corrosion of oil-producing equipment for assessment of maintaining resources for safe use and prevention of environmental risks.

To protect underground drinking water sources we have engaged in a well rehabilitation program involving liquidation of old wells, drilling of stand-by wells, construction of more environmentally safe well constructions and hydroisolation of storage pits during well drilling and repair work.

We have developed a complex of measures to ensure ecologically safe construction and repair of the wells and other oil producing facilities. We have organized a supervising service that monitors compliance of the production technology with legal requirements.

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

After making an economic assessment we created facilities and introduced technologies for processing used tires, luminescent lamps, oil sludge, used motor oils and wires and other production waste because environmental regulations changed and became more strict in respect of handling of waste.

We maintain special laboratories to monitor the surface and ground waters and control the atmospheric air in the territory where we conduct our activities.

When designing a project, the infrastructure projections take into account the possible impact of the designed project on the environment. This impact is evaluated by internal studies, which results are then submitted for independent ecological expertise. In addition, our operations are subject from time to time to ecological compliance reviews.

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

We have now completed the first stage of the reorganization by separating out more than 40 former departments engaged in oil production services and transferring a number of social assets to local authorities. We are currently in the second stage of our reorganization, in which we are seeking to transform our company into a vertically integrated holding company and improve management efficiencies. To this end, we are acquiring and increasing our interests in petrochemical and oil-refining enterprises, such as Nizhnekamskshina, ZAO Nizhnekamsk Oil Refinery, Yarpolymermash-Tatneft and Nizhnekamsk Industrial Carbon Plant, and in enterprises that sell crude oil and oil products or provide oil services, such as Tatneft Europe.

In order to improve our vertically integrated structure, in 2002 we created Tatneft-Neftekhim, a management company for our petrochemicals operations, and transferred to it our holdings in

Nizhnekamskshina, Nizhnekamsk Industrial Carbon Plant, Yarpolymermash-Tatneft and other petrochemicals companies. We also proceeded with a merger of our natural gas and natural gas products collection, refining and transportation assets into the Tatneftegaspererabotka division, established a drilling management company OOO Tatneft-Bureniye, consolidated management of Tatneft-branded gas stations in OOO Tatneft-Centernefteproduct and continued with our internal restructuring in order to optimize costs and corporate governance. As part of our internal restructuring, we took additional steps to streamline management and improve efficiency by centralizing and restructuring our logistics services and reducing the number of employees engaged in general construction, machine tool, special-purpose machinery and related services. In 2003, we divested our stakes in 21 agricultural companies and formed a subsidiary, OOO Tatneft-Aktiv, to optimize leasing of various assets not necessary for our ongoing operations to third parties. In compliance with our long-term strategy to dispose non-core assets, in 2005, we sold our entire stake in Bank Devon-Credit, as well as a significant portion of our stake in Bank Zenit and IFK Solid.

Further Reorganization Plans

We have approved a corporate reorganization program for 2005 to 2007, which is aimed at further transferring support services, currently provided within each NGDU, to newly formed subsidiaries. In accordance with this program we plan to transfer the following functions unrelated to our core activities to subsidiaries:

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

We do not plan to retain a controlling interest in all of the newly created service companies and, where we do retain a controlling interest, we expect to transfer minority interests in these companies either to the management and workers of each company or to outside investors. We also plan to retain legal title to certain of the property to be used by the new service companies and to lease it to these companies. The service companies are expected to compete to provide services to Tatneft and to market their services to other exploration and production companies, though in the first several years following their creation we expect to remain the primary customer of such companies. We do not intend to retain control of the road construction companies or maintenance companies, and these entities may become independent of our group. The road construction and maintenance companies have already been registered as limited liability companies.

We do not expect that any significant financial charges will arise as a result of such reorganization.

Social Assets

We currently own certain social assets, including sports and leisure facilities. We manage other social assets, such as housing and kindergartens, which are the property of Tatarstan but have been provided to us under the principle of ‘‘economic management’’ pursuant to agreements with the Tatarstan government. At December 31, 2004, 2003 and 2002, we held social assets with a net book value of RR4,732 million, RR4,870 million and RR5,833 million, respectively. We transferred social assets with a combined net book value of RR455 million, RR2,162 million (including medical equipment with a net book value of RR1,917 million) and RR1,293 million in the years ended December 31, 2004, 2003 and 2002, respectively, to public ownership. We also incurred social infrastructure expenses of RR249 million, RR279 million and

RR199 million for the years ended December 31, 2004, 2003 and 2002, respectively, for maintenance primarily relating to housing, schools and cultural buildings.

We have also developed a long-term home construction program, which is aimed at reducing housing shortages in the regions in which we operate. One of the most important aspects of the program is the provision of non-interest bearing loans to employees (except for executive officers) for home and apartment purchases. In 2003 and 2004, we issued RR58.63 million and RR50 million, respectively, in housing loans, enabling more than 5% of our employees who qualified as in need of improved housing to acquire new housing. From 2005, we construct houses for our employees financed by the Governmental Housing Fund of the Republic of Tatarstan.

RELATIONSHIP WITH TATARSTAN

As of May 15, 2006, Svyazinvestneftekhim, a company wholly-owned by the government of Tatarstan, held, directly and through its subsidiary Investneftekhim, approximately 33.59% of our capital stock and 35.87% of our Ordinary Shares. The Tatarstan government also holds a Golden Share, which gives it the power to appoint a representative to our Board of Directors and Revision Committee and veto certain corporate decisions. The Golden Share currently has an indefinite term. For a description of the Golden Share rights see ‘‘Item 7—Major Shareholders and Related Party Transactions—Major Shareholders’’ and ‘‘Item 3—Key Information—Risk Factors—Risk Relating to Tatarstan—Tatarstan legislation may be inconsistent with Russian legislation, and resolution of these inconsistencies is uncertain.’’ Through its indirect participation in Tatneft, its legislative, taxation and regulatory powers, and also through significant informal pressures, the Tatarstan government is able to exercise considerable influence over us. The Tatarstan government has used its influence in the past to mandate oil sales and to cause us to raise capital for the benefit of Tatarstan or to pay the debts of Tatarstan when independently we may not have entered into such transactions. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company’’ and ‘‘Item 3—Key Information—Risk Factors—Risks Relating to Tatarstan.’’

Tatarstan continues to own, directly or indirectly, controlling or substantial minority stakes in virtually all of the major enterprises in Tatarstan, except for OAO Kamaz (a major customer of Nizhnekamskshina), which is controlled by the Russian federal government. The specific nature of Tatarstan’s interest in each enterprise cannot be determined, however, and therefore detailed information is not available to us about the extent of Tatarstan’s involvement in certain transactions into which we may enter. Nonetheless, we are aware that, as a result of Tatarstan’s involvement in other enterprises, Tatarstan has an interest in a number of transactions involving us, including the following:

•	Tatenergo. Our companies receive most of their electricity from Tatenergo, wholly-owned by Tatarstan, the primary provider of electric power in Tatarstan.

•	Nizhnekamskneftekhim. Through domestic sales agents we deliver some of our crude oil products to Nizhnekamskneftekhim, the largest petrochemicals company in Tatarstan. Nizhnekamskneftekhim is also a shareholder in OAO Nizhnekamsk Oil Refinery and TKNK.

•	TAIF. TAIF, which was previously affiliated with Tatarstan, owns the CDU at the Nizhnekamsk oil refinery, previously leased to OAO Nizhnekamsk Oil Refinery. In 2004, OAO Nizhnekamsk Oil Refinery returned the CDU to TAIF as a result of a court judgment. In early September 2005, we sold to TAIF our share in the production assets of OAO Nizhnekamsk Oil Refinery, including the refining units. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company—We are dependent on oil refineries outside of Tatarstan.’’ In October 2005, we entered into a long-term supply contract with TAIF in order to supply up to 650,000 tons per month of crude oil to TAIF at market price to be refined by the Nizhnekamsk oil refinery.

In the mid-1990s, we informally agreed with the Tatarstan government that we would use up to 50% of our export receivables to secure loans for the benefit of the Tatarstan government. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to Tatarstan.’’ In 1997 and 1998, we received funds under these loans and then on-loaned them to the Tatarstan government (and in certain cases retained a portion of the funds with respect of amounts then owed to us by the Tatarstan government). These on-loans were to be repaid directly by the Tatarstan government, or indirectly through a reduction in our obligations to Tatarstan. Our own loans obtained in order to make these on-loans to Tatarstan were restructured through the Restructuring Agreement entered into with our creditors on October 31, 2000 (we repaid all amounts due under the Restructuring Agreement in 2002). The Tatarstan government reduced its outstanding obligation to us under these on-loans by transferring controlling interests in a local telecommunications company, Tatincom-T, and a geophysical services company, Tatneftegeofizika, in 1999 and discharged RR73 million and RR4,368 million in 2000 and 1999, respectively, through relief of tax liabilities and cash and cash equivalent payments. In 2001, the Tatarstan government settled the remaining balance of the loan through tax liability relief and the transfer to us of shares in companies in Tatarstan, such as Bank Ak Bars and OAO Kamaz.

In the past we have also guaranteed the obligations of other Tatarstan entities in which the Tatarstan government had an interest. In 1998, we entered into a guarantee agreement for a U.S.$50 million loan made by Société Générale to TAIF, which was previously partly owned by the Tatarstan government. Under the terms of the guarantee, we agreed to meet all of TAIF’s obligations under the loan agreement. As a result of TAIF’s failure to repay the loan in full, we became liable for paying U.S.$19 million to Société Générale. This obligation was restructured under the terms of the Restructuring Agreement.

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

The President of Tatarstan has publicly encouraged us to construct an oil refinery in Tatarstan, and we have made substantial investments in refining facilities at the Nizhnekamsk oil refinery through OAO Nizhnekamsk Oil Refinery. We sold our production assets in OAO Nizhnekamsk Oil Refinery to TAIF in September 2005. See ‘‘—History and Development—Developments in 2005 and 2006’’ under this Item. The Tatarstan government has also actively encouraged us to create a vertically integrated oil company in Tatarstan and to explore bitumen reserves. See ‘‘—Strategy’’ under this Item.

In 2003, at the request of the Tatarstan government, we provided an interest-free loan in the amount of RR1,197 million to the Republican State Unitary Company ‘‘Nedoimka,’’ which is wholly owned by the government of Tatarstan, in exchange for long-term notes receivable due in 2022. The government of Tatarstan used the proceeds of this transaction to finance social expenditures. We believe that these long-term notes receivable are not recoverable. Consequently, we wrote off the long-term notes receivable in fiscal year 2003, resulting in a charge to operations of RR1,197 million. See Note 10 to our audited consolidated financial statements.

In September 2004, we borrowed RR2 billion under a loan agreement with Svyazinvestneftekhim. The purpose of the loan was to finance construction of a new refinery by TKNK. See ‘‘—History and Development’’ under this item. The amount of loan outstanding as of December 31, 2004 was RR2 billion. The loan interest rate is 0.01% per annum, and the loan matures in March 2014. We repaid this loan in February 2005. See ‘‘Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.’’

In January 2004, at the request of the Tatarstan government, we purchased interest-free promissory notes redeemable in 2024 in the amount of RR960 million from ‘‘Tatgospostavki,’’ which is wholly owned by the government of Tatarstan. The government of Tatarstan used the proceeds of this transaction to finance social expenditures.

PROPERTY, PLANT AND EQUIPMENT

Substantially all of our material tangible fixed assets, consisting of interests in crude oil and natural gas reserves, refining facilities, gas stations, storage, manufacturing and transportation facilities and other property, are located in Tatarstan. For a description of our reserves, sources of crude oil, refining facilities, gas station operations and other facilities see ‘‘—History and Development,’’ ‘‘—Exploration and Production,’’ ‘‘—Refining and Marketing’’ and ‘‘—Petrochemicals’’ under this Item. In 1999, we started acquiring gas stations outside of Tatarstan, in particular in Moscow, the Moscow region, Vladimir, the Volga and Urals regions, the Leningrad region, Nizhny Novgorod and Arkhangelsk, as well as in Ukraine. In 2002, in a series of transactions we purchased 16,767 hectares of land underneath most of our production properties located in Tatarstan from the Tatarstan government for RR330 million. In early September 2005, we sold to TAIF our share in the production assets of OAO Nizhnekamsk Oil Refinery, including the refining units, for approximately U.S.$315 million.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based on and should be read in conjunction with our audited consolidated financial statements as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004. In each case, these statements should also be read together with the accompanying notes and supplemental information appearing elsewhere in this annual report. These financial statements have been prepared in accordance with U.S. GAAP. This discussion includes forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including certain factors discussed later in this Item.

For convenience, certain amounts of crude oil have been translated from tons to barrels. These translations were made at the rate of 7.123 barrels per ton of crude oil, reflecting the weighted average density of our crude oil reserves. However, the actual density of our crude oil reserves may vary by approximately 10% above or below this weighted average, such that actual barrel amounts may vary from this convenience translation. See ‘‘Item 4—Information on the Company—Exploration and Production.’’

Russia’s economy was considered hyperinflationary for purposes of our consolidated financial statements for the year ended December 31, 2002 and prior periods, and such consolidated financial statements were prepared in accordance with APB 3. All ruble amounts for periods prior to January 1, 2003 are thus expressed in constant rubles as of December 31, 2002 purchasing power, except as indicated otherwise. At a meeting of the AICPA International Practices Task Force on November 25, 2002, the Task Force concluded that Russia will no longer be considered highly inflationary effective from January 1, 2003.

As discussed herein, this discussion of our financial condition and results of operations gives effect to the restatements of our consolidated financial statements for the year ended December 31, 2002 described below in ‘‘Restatements of Previously Issued Financial Statements.’’

Restatements of Previously Issued Financial Statements

Our consolidated financial statements for the year ended December 31, 2002 have been restated to reflect the effects of changes in calculation of deferred income taxes and depreciation, depletion and amortization as described below.

Deferred Taxes

For the year ended December 31, 2002, as permitted by the legislation of the Russian Federation, we recorded a statutory revaluation of its property, plant and equipment tax base amounting to RR 11,893 million, and inappropriately recorded a decrease in its deferred tax liability of RR2,854 million calculated on the entire amount of this statutory revaluation. Only a portion of this statutory revaluation, however, will be deductible in the future for tax purposes and as such the tax base of property, plant and equipment as of December 31, 2002 was overstated resulting in an understatement of deferred tax liabilities as of December 31, 2002 amounting to RR2,158 million. Deferred tax liabilities as of December 31, 2002 and the corresponding deferred tax expenses and benefits for the year then ended were also restated as a result of a restatement of property, plant and equipment, net of accumulated depreciation, depletion and amortization, as of December 31, 2002 as discussed below in the amounts of RR111 million and RR50 million, respectively.

Depreciation, Depletion and Amortization Calculation

We have been depleting oil and gas properties on a unit-of-production basis over total proved reserves, and not proved developed reserves, as required by U.S. GAAP. We originally believed that the difference between the two classes of reserves was not material and that the impact on the calculation of depreciation, depletion and amortization would also not be material. As a result of a recalculation of depreciation, depletion and amortization using proved developed reserves, on a cumulative basis, we no longer believe that assumption to be appropriate.

The consolidated financial statements for the year ended December 31, 2002 have been restated to adjust deferred income taxes for the non-deductible amount of the statutory revaluation and to adjust depreciation, depletion and amortization for the impact of using total proved reserves, instead of proved developed reserves as follows:

	Year Ended December 31, 2002
	As reported	As restated
	(in RR millions)
Deferred income tax benefit / (expenses)	1,488	(620)
Depreciation, depletion and amortization adjustments	(7,325)	(7,541)
Net income	15,793	13,470
Income per share
Basic
Common	7.32	6.24
Preferred	8.20	7.12
Diluted
Common	7.32	6.23
Preferred	8.20	7.11

Developments in 2005 and 2006

In February 2005, we entered into a loan agreement with Bank Ak Bars, under which we borrowed U.S.$35.69 million at 5.5% per annum, which we repaid in full in September 2005.

In April 2005, we received a claim for back taxes from the federal tax authorities, based on their review of our tax filings for the years 2001, 2002 and 2003, in the amount of RR1,380 million. This amount includes both alleged non-payment and under-payment of taxes as well as fines and penalties. The amount of the tax claim was accrued in our financial statements as of December 31, 2003. While we could have challenged this claim, the issue of any such claim would have been uncertain, given the results of recent Russian companies’ tax claims. In addition, the amounts claimed were significantly smaller than similar claims recently received by other Russian companies. Consequently, we paid in May 2005 the entire amount claimed.

In April 2005, our wholly-owned subsidiary, Tatneft Oil AG, sold its 26.75% stake in Bank Zenit to three companies acting for the benefit of certain beneficiaries of Urals Energy. The sale of Bank Zenit’s shares resulted in a loss on disposal of approximately RR670 million. This transaction had the effect of reducing our ownership interest in Bank Zenit to 25.95%. In May 2006, we acquired 48.92% of newly issued shares in Bank Zenit, as a result of which our total shareholding in Bank Zenit currently is 39.73%.

In July 2005, we provided a subordinated loan to Bank Zenit in the amount of RR1.7 billion, maturing in 7 years, bearing interest at 8.5% per annum. See ‘‘Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.’’

In early September 2005, we sold to TAIF our share in the production assets of OAO Nizhnekamsk Oil Refinery, including the refining units, for approximately U.S.$315 million.

In December 2005, we sold all of our shares, 92%, in Bank Devon-Credit to Bank Zenit, which already owned 3.2% shares in Devon-Credit bank. The sale of the shares of Bank Devon-Credit resulted in a loss on disposal of approximately RR700 million.

In late December 2005, we sold all of our shares in IFK Solid, representing 59.7% of the total outstanding shares of IFK Solid.

In March-April 2006, we acquired 100% of the shares of OAO LDS-1000, the owner of the ice hockey arena in the city of Kazan, for RR2.1 billion.

In February 2006, we transferred RR2 billion into fiduciary management to Investment Bank Vesta, LLC, a related party, which is controlled by an affiliate of one of our senior executives. See ‘‘Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.’’

In April 2006, we provided a subordinated loan to Bank Devon-Credit in the amount of RR900 million, maturing in 7 years, bearing a 7.5% interest per annum. See ‘‘Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.’’

OVERVIEW

Our financial results have been and will continue to be affected significantly by several factors attributable to the special characteristics of the Russian economy and our primary product markets. These factors include crude oil and refined product prices; constraints on the export sale of crude oil and refined products; transportation costs; and inflation and foreign currency exchange rate fluctuations. Each of these factors is discussed in more detail below.

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

Historically, crude oil prices in the Russian market have been lower (and at times substantially lower) than prices in the international market. Moreover, there is no independent or uniform market price for crude oil in Russia primarily because a significant portion of crude oil allocated for sale in Russia is produced by vertically integrated Russian oil companies and is refined by the same vertically integrated companies. Crude oil that is not exported from Russia, refined by the producer or otherwise sold is offered for sale in the domestic market at prices determined on a transaction-by-transaction basis.

Most of the crude oil that we sell is transported through the Transneft pipeline system. Transneft is a state-controlled company. Our crude oil is blended in the Transneft pipeline system with other crude oil of varying qualities to produce an export blend commonly referred to as Urals. Although we pay Transneft a premium of U.S.$2.5 per ton (exclusive of VAT) of such blended and transported crude oil, we benefit from this blending, as the quality of our crude oil is generally lower than that produced by other Russian major oil companies (predominantly those producing crude oil in West Siberia) due to the relatively high sulfur content of the crude oil that we produce. There is currently no equalization scheme for differences in crude oil quality supplied to the Transneft pipeline system, and the implementation of any such scheme is not determinable at present. If these proposals are adopted, the current system will be changed to our significant detriment and our business and results of operations would be adversely affected. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company—A significant proportion of our crude oil production and reserves consists of high sulfur content oil, for which we receive a lower price and which has lower marketability than lower-sulfur content crude oil.’’

Constraints on the Export Sale of Crude Oil and Refined Products

We transport substantially all of the crude oil that we sell in export markets through trunk pipelines in Russia that are controlled by Transneft. The Russian government is expected to retain control over Transneft for the foreseeable future. Although pipeline capacity in Russia has increased in recent years, this capacity has not kept up with increases in production experienced by Russian oil and gas companies, and therefore the capacity of the pipeline network acts as a constraint on exports and indirectly on oil production in Russia. Currently, there are government-sponsored and private programs to increase pipeline capacity.

Tatneft also used the Russian rail network to transport the crude oil and refined products. However, the Russian rail network has limited capacity and the Russian government may allocate use of the Russian railway system on a preferential basis to domestic deliveries. Moreover, the system is subject to disruption as a result of its declining physical condition, a shortage of railcars, the limited capacity of border stations and spills and leakages, including those due to poorly maintained tank cars.

A significant proportion of our crude oil and refined products transported by pipeline and rail is delivered to marine terminals for onward transportation. There are significant constraints present in Russia’s oil shipment terminals due to geographic location, weather conditions and port capacity limitations.

In addition, our ability to sell crude oil in export markets may be constrained by the Russian government and its agencies, which seek to ensure the availability of sufficient supplies of crude oil and refined products on the domestic market. We believe that physical and governmental constraints on export sales of crude oil and refined products may continue in the future.

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

Prior to March 2004, the Russian Federal Energy Commission periodically reviewed and set the tariff rates for each segment of the Transneft and the Transnefteprodukt pipelines. In March 2004, the Federal Energy Commission was reorganized into the Federal Tariffs Service, which has now assumed this role.

We are also subject to tariffs for crude oil and refined products that we transport by railway.

Inflation and Foreign Currency Exchange Rate Fluctuations

A significant part of our revenues are derived from export sales of crude oil and refined products, which are denominated in U.S. dollars. Our operating costs are primarily denominated in rubles.

Accordingly, the relative movements of ruble inflation and ruble/U.S. dollar exchange rates can significantly affect our results of operations. In particular, our operating margins are generally adversely affected by a real appreciation of the ruble against the U.S. dollar (i.e., by an inflation rate that is higher than the rate at which the ruble is devaluing against the U.S. dollar) because this will generally cause costs to increase relative to revenues. We have not historically used financial instruments to hedge against foreign currency exchange rate fluctuations. Our operating margins have been adversely affected recently due to the recent appreciation of the ruble against the U.S. dollar.

As measured by Russia’s CPI, annual inflation in Russia was 11.7%, 12.0%, 15.1%, 18.8%, 20.1% and 37.0% in 2004, 2003, 2002, 2001, 2000 and 1999 respectively. Given Russia’s past inflation history, Russia’s economy was considered hyperinflationary for purpose of our consolidated financial statements for the year ended December 31, 2002 and prior periods, and such consolidated financial statements were prepared in accordance with APB 3. These figures were thus expressed in millions of constant rubles as of December 31, 2002 purchasing power. At a meeting of the AICPA International Practices Task Force on November 25, 2002, the Task Force concluded that Russia would no longer be considered highly inflationary effective from January 1, 2003.

The following table shows the inflation rate in Russia, the period-end and average ruble/U.S. dollar exchange rates, the rates of nominal devaluation (appreciation) of the ruble against the U.S. dollar, and the rates of real change in the value of the ruble against the U.S. dollar for the periods indicated.

	Year ended December 31,
	2005	2004	2003	2002
Inflation rate	10.9%	11.7%	12.0%	15.1%
U.S.$ period-end exchange rate	28.78	27.75	29.45	31.78
Average U.S.$ exchange rate	28.31	28.81	30.68	31.35
Nominal appreciation (devaluation) of the ruble	(3.7%)	5.8%	7.3%	(5.4%)
Real ruble appreciation	6.9%	18.5%	20.9%	9.2%

Sources: Goskomstat and Central Bank.

At present, the ruble is not a convertible currency outside the CIS. Exchange restrictions and controls exist with respect to the conversion of rubles into other currencies. For instance, between March 1999 and the first half of August 2001, we were required to sell 75% of our hard currency export proceeds to authorized banks in exchange for rubles. From the second half of August 2001, this rate was decreased to 50%. In July 2003 the Central Bank was given the authority to set this rate between 0% and 30%, and established a rate of 25%. In November 2004, the Central Bank further reduced the rate to 10% effective from December 2004. In May 2006, the Central Bank abolished the requirement to convert hard currency proceeds. See ‘‘Item 10—Additional Information—Exchange Controls—Capital import and export restrictions.’’

In December 2003, the Currency Law was signed by President Putin. Most provisions of the Currency Law came into effect on June 18, 2004. The Currency Law significantly liberalizes the exchange control regime in Russia and expands the ability of Russian individuals and legal entities to engage in banking and financial transactions outside of Russia. Effective from January 1, 2007, the Currency Law will remove most of the restrictions previously imposed by the Russian Government and the Central Bank on transactions between Russian and non-Russian residents. However, pursuant to the Currency Law, from June 2004, the Russian Government and the Central Bank were empowered to regulate and restrict currency control matters, including operations involving foreign securities and foreign currency borrowings by Russian companies. The Central Bank has issued some regulations that introduce rules with respect to depositing mandatory reserves, opening offshore bank accounts and mandatory use of special-purpose accounts (all these regulations to be abolished from July 2006).

Taxation

We are subject to numerous taxes that have had a significant effect on the results of operations. Russian tax legislation is and has been subject to varying interpretations and frequent changes.

The Tax Code was amended in August 2001, effective from January 1, 2002. As a result of this amendment, two new chapters of the Tax Code were introduced that have affected our results of operations. Under the first of these chapters, the maximum income tax rate for income received from ordinary activities was reduced from 35% to 24%, the tax rate for dividends received from domestic companies was reduced from 15% to 6%, increasing to 9% in 2005, and the tax rate for dividends received from foreign companies was reduced from 35% to 15%. However, investment tax credits that could be used to reduce income tax by up to 50% were abolished. Under the second chapter, a unified natural resources production tax on the extraction of commercial minerals was introduced. This unified natural resources production tax replaced the mineral restoration tax, royalty tax and excise tax on crude oil. In addition, road users tax was abolished effective January 1, 2003.

In addition to income taxes, we are also subject to:

•	unified natural resources production tax;

•	export duties;

•	excise taxes on refined products;

•	value added taxes;

•	property taxes;

•	land tax;

•	vehicle tax;

•	other local taxes and levies; and

•	tax penalties and interest.

These taxes have had a significant effect on our results of operations, and represented 34%, 28% and 22% of our total sales and other operating revenues in the years ended December 31, 2004, 2003 and 2002, respectively. These taxes also represented 35% of total costs and other deductions in the year ended December 31, 2004, 31% in the year ended December 31, 2003 and 25% in the year ended December 31, 2002.

These taxes are reflected in taxes other than income taxes in our consolidated statements of operations. In addition, we are subject to payroll-based taxes, which are included as salary costs within selling, general and administrative expenses or operating expenses, as appropriate.

The table below presents a summary of statutory tax rates to which we and most of our subsidiaries were subject during the years ended December 31, 2005, 2004, 2003 and 2002:

	Year Ended December 31,
Tax	2005	2004	2003	2002	Taxable base
Income tax—maximum rate	24%	24%	24%	24%	Taxable income
VAT	18%	18%	20%	20%	Added value
Unified natural resources production tax, average	RR1,873	RR1,053	RR801	RR668	Metric ton produced (crude oil)
Refined products excise tax:
High octane gasoline	RR3,629	RR3,360	RR3,000	RR2,072
Low octane gasoline	RR2,657	RR2,460	RR2,190	RR1,512
Diesel fuel	RR1,080	RR1,000	RR890	RR616
Motor fuel	RR2,951	RR2,732	RR2,440	RR1,680	Metric ton produced and sold domestically(1)
Crude oil export duty, average(2)	U.S.$130.6	U.S.$55.9	U.S.$30.4	U.S.$18.6	Metric ton exported
Refined products export duty, average:(3)
Light distilled products (gasoline products) and mid-distilled products (diesel fuel)	U.S.$92.3	U.S.$38.0	U.S.$27.4	EUR30.0
Fuel oil (mazut)	U.S.$52.7	U.S.$36.7	U.S.$27.4	EUR15.1	Metric ton exported
Road users tax(4)	—	—	—	1.0%	Net revenues
Property tax—maximum rate	2.2%	2.2%	2.0%	2.0%	Taxable property

(1)	Excise taxes are paid on refined products produced and sold domestically. Prior to January 1, 2003, following changes to the Tax Code, excise tax was paid by the producers of refined products. From January 1, 2003, excise taxes are paid by the sellers of refined products to end customers, while producers and intermediary re-sellers accrue excise tax and subsequently recover it subject to certain conditions set by the Russian legislation.

(2)	From February 1, 2002, crude oil export duties have been denominated in U.S. dollars. Prior to February 1, 2002, crude oil export duties were denominated in euro.

(3)	From January 1, 2003, refined products export duties have been denominated in U.S. dollars. Prior to January 1, 2003, refined products export duties were denominated in euro.

(4)	Abolished from January 1, 2003.

In the year ended December 31, 2004 overall tax expense increased significantly compared with the year ended December 31, 2003. Unified natural resources production tax increased by 33%, average crude oil export duties by 84% and average refined products export duty by 37%. Excise tax on refined products decreased by 24%.

The unified natural resources production tax increased in 2004 as a result of the increase in the base tax rate due to the increase in Urals blend price by 26%, partly offset by the appreciation of the ruble against the U.S. dollar by 6%. Through December 31, 2003, the base tax rate for the unified natural resources production tax was set at RR340 per ton of crude oil produced, increasing to RR347 per ton of crude oil produced in 2004 and to RR419 per ton of crude oil produced effective from January 1, 2005. The rate is adjusted monthly depending on the market price of Urals blend and the ruble exchange rate, and becomes zero if the Urals blend price falls to or below U.S.$8.00 per barrel (U.S.$9.00 from January 1, 2005). From January 1, 2007, the unified natural resources production tax rate is set by law at 16.5% of the value of extracted crude oil, calculated either by reference to actual sale prices of natural resources or the deemed value of natural resources net of VAT less export duties, transportation expenses and certain other distribution expenses.

Pursuant to the draft law passed in the first reading by the State Duma on June 7, 2006 and introducing a differentiated rate for the unified natural resources production tax, the tax rate for the production of oil will be set at RR419 per ton starting January 1, 2007 through December 31, 2016. This tax rate will be applied with a coefficient based on the levels of the international oil prices and the levels of maturity of the oil fields. Under the draft law, the tax rate will be set at 0% up to a total of 25 million tons of oil produced in the oil fields in the Eastern-Siberian Oil and Gas Province. See ‘‘Item

4—Information on the Company—Overview of the Russian Oil Industry—Current System of Oil-Related Taxes and Payments—The Unified Natural Resources Production Tax.’’

Maximum rates of export duties for crude oil were established by Russian Federal Law No. 33-FZ dated May 7, 2004, as amended. The maximum rates depend on a lagged average of Urals blend prices. Effective from June 11, 2004, the export duty rates were increased as follows. These rates start at zero when the lagged Urals blend price is at or below U.S.$109.5 per metric ton. The export duty rates then increase by U.S.$0.35 per ton for each U.S.$1.00 increase in the lagged Urals blend price when the lagged Urals blend price is between U.S.$109.5 and U.S.$146.0 per ton, by U.S.$0.45 per ton for each U.S.$1.00 increase in the lagged Urals blend price when the lagged Urals blend price is between U.S.$146.0 and U.S.$182.5 per ton, and by U.S.$0.65 per ton for each U.S.$1.00 increase in the lagged Urals blend price when the lagged Urals blend price is above U.S.$182.5 per ton.

During the year ended December 31, 2003, export duties on refined products were limited to 90% of the export duties on crude oil. This limitation was lifted effective from January 16, 2004. Rates of export duties on refined products are now established by the Russian government based on the levels of demand of refined products in the domestic and international markets.

Crude oil and refined products exported to CIS countries, other than Ukraine, are not subject to export duties. We currently benefit from this provision only to a limited extent as the majority of our crude oil export sales are to the Kremenchug refinery in Ukraine.

From January 1, 2004, refined products excise tax rates increased to RR3,360 per metric ton of high octane gasoline, RR2,460 per metric ton of low octane gasoline, RR1,000 per metric ton of diesel fuel and RR2,732 per metric ton of motor fuel. From January 1, 2005 the excise tax rates are RR3,629 per metric ton for high octane gasoline, RR2,657 per metric ton for low octane gasoline, RR1,080 per metric ton for diesel fuel and RR2,951 per metric ton for motor fuel. Effective from January 1, 2006, excise tax for straight run gasoline (naphtha) was introduced at the rate of RR 2,657 per metric ton. Accrued excise tax for straight run gasoline could be subsequently recovered if it is used for petrochemical production.

From January 1, 2004, the maximum property tax rate was increased from 2% to 2.2%. However, local authorities set the actual tax rates. The property tax rate in Tatarstan is 2.2% for 2005 and 2004.

We are subject to VAT on most of our purchases. Until December 31, 2003, the VAT rate was 20%, reduced to 18% from January 1, 2004. VAT paid is recoverable against VAT received on domestic sales. Export sales are not subject to VAT. Input VAT related to export sales is recoverable from the Russian government. Our results of operations exclude the impact of VAT.

Effective income taxes have also had a significant effect on our financial results, representing 25%, 31% and 24% of income before income taxes and minority interest in the years ended December 31, 2004, 2003 and 2002, respectively.

In the context of the significant regulatory changes related to Russia’s transition from a centrally planned to a market economy over the past decade and the general instability of the new market institutions introduced in connection with this transition, taxes, tax rates and implementation of taxation in Russia have experienced numerous changes. Although there are signs of improved political stability in Russia, further changes to the tax system may be introduced which may adversely affect our financial performance. In addition, uncertainty related to Russian tax laws exposes us to the possibility of enforcement measures and the risk of significant fines and could result in a greater than expected tax burden.

For more information on the current system of oil-related taxation see ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company—The Russian tax system imposes substantial burdens on us and is subject to frequent change and significant uncertainty.’’

RESULTS OF OPERATIONS

The following table shows certain key business and financial indicators:

	Year Ended December 31,
	2004	% Change on prior year	2003	% Change on prior year	2002
Crude oil production (in millions of metric tons)	25.4	2.0%	24.9	0.1%	24.9
Refining and tolling throughput (in millions of metric tons)	7.2	(14.3%)	8.4	(1.2%)	8.5
Cash flow from operating activities (in RR millions)	27,791	39.0%	20,000	130.3%	8,683
Basic net income per share (in RR)
Common	10.88	57.1%	6.93	11.1%	6.24
Preferred	11.91	52.3%	7.82	9.8%	7.12
Diluted net income per share (in RR)
Common	10.84	57.1%	6.90	10.8%	6.23
Preferred	11.87	52.2%	7.80	9.7%	7.11

Year Ended December 31, 2004 vs. Year Ended December 31, 2003

Sales and other operating revenues

A breakdown of sales and other operating revenues is provided in the following table:

	Year Ended December 31,
	2004	2003
	(in RR millions)
Crude oil	122,323	90,327
Refined products	60,121	43,831
Petrochemicals	13,320	11,583
Other sales	9,408	9,076
Net banking interest income	1,610	1,001
Total sales and other operating revenues	206,782	155,818

Sales and other operating revenues totaled RR206,782 million for the year ended December 31, 2004, an increase of 33% compared to RR155,818 million for the year ended December 31, 2003. The increase is mainly attributable to an increase in crude oil and in refined products sales prices.

The table below provides an analysis of the changes in revenues from sales of crude oil:

	Year Ended December 31,
	2004	2003
Domestic sales of crude oil
Revenues (in RR millions)	19,727	11,346
Volume (in thousand tons).	5,329	6,153
Price (in RR per ton)	3,702	1,844
CIS export sales of crude oil
Revenues (in RR millions)	16,890	9,470
Volume (in thousand tons)	3,153	2,637
Price (in RR per ton)	5,357	3,591
Non-CIS export sales of crude oil
Revenues (in RR millions)	85,706	69,511
Volume (in thousand tons)	13,035	13,124
Price (in RR per ton)	6,575	5,296

Revenues from sales of crude oil increased by 35% to RR122,323 million for the year ended December 31, 2004 compared to RR90,327 million for the year ended December 31, 2003. This increase is attributable to a RR16,195 million increase in non-CIS export sales, a RR8,381 million increase in domestic sales and a RR7,420 million increase in CIS export sales. Revenue from sales of crude oil increased to 59% of total sales and other operating revenues in 2004, from 58% in 2003.

Revenues from domestic sales of crude oil increased by 74% to RR19,727 million in 2004 from RR11,346 million in 2003, notwithstanding a 13% decrease in volumes sold. This increase resulted from the 101% increase in selling prices in the year ended December 31, 2004, compared to the prices at which crude oil was sold in the year ended December 31, 2003. Revenues from domestic sales increased to 10% of total sales and other operating revenues for the year ended December 31, 2004, as compared to 7% for the year ended December 31, 2003.

Revenues from CIS export sales of crude oil increased by 78% to RR16,890 million in 2004 from RR9,470 million in 2003 due to a 20% increase in volumes sold and a 49% increase in selling prices during the year ended December 31, 2004 compared to the year ended December 31, 2003. We continued to provide crude oil on a regular basis to the Kremenchug refinery in Ukraine, which accounted for almost all of our CIS export sales. Revenues from CIS export sales increased to 8% of total sales and other operating revenues for the year ended December 31, 2004, as compared to 6% for the year ended December 31, 2003.

Revenues from non-CIS export sales of crude oil increased by 23% to RR85,706 million in 2004 from RR69,511 million in 2003. While volumes of non-CIS crude oil export sales decreased by 1%, selling prices increased by 24% during the year ended December 31, 2004, compared to the year ended December 31, 2003. We decreased our crude oil rail shipments in 2004 as rail shipments are more costly than transportation via Transneft. Revenues from non-CIS export sales increased to 41% of total sales and other operating revenues for the year ended December 31, 2004, as compared to 45% for the year ended December 31, 2003.

The table below provides an analysis of the changes in revenues from sales of refined products:

	Year Ended December 31,
	2004	2003
Domestic sales of refined products
Revenues (in RR millions)	28,063	23,545
Volume (in thousand tons)	6,202	7,271
Price (in RR per ton)	4,525	3,238
CIS export sales of refined products
Revenues (in RR millions)	3,546	336
Volume (in thousand tons)	459	63
Price (in RR per ton)	7,725	5,333
Non-CIS export sales of refined products
Revenues (in RR millions)	28,512	19,950
Volume (in thousand tons)	4,609	4,523
Price (in RR per ton)	6,186	4,411

Revenues from sales of refined products amounted to RR60,121 million for the year ended December 31, 2004 compared to RR43,831 million for the year ended December 31, 2003, a 37% increase. This increase is mainly attributable to a RR8,562 million increase in non-CIS export sales, together with a RR4,518 million increase in domestic sales and a RR3,220 million in CIS export sales. Refined products that we sell are primarily gasoline, fuel oil, diesel fuel and naphtha. Revenues from sales of refined products increased to 29% of total sales and other operating revenues in 2004, from 28% in 2003.

Revenues from domestic sales of refined products increased by 19%, to RR28,063 million in 2004, from RR23,545 million in 2003 due to a 40% increase in the average selling price during the year ended December 31, 2004 compared to the selling prices in the year ended December 31, 2003, partly offset by a 15% decrease in sales volumes. The decrease in volumes sold was due to a 49% decline in the processing throughput at the Moscow refinery due to the change from processing to direct sales arrangements in 2004, from 1,494 thousand tons in 2003 to 756 thousand tons in 2004, and a 6% decline in the refining throughput at the Nizhnekamsk refinery, from 6,081 thousand tons in 2003 to 5,735 thousand tons in 2004. This decrease was partly offset by a 2% increase in the volumes of refined products purchased for re-sale to 4,177 thousand tons in 2004 from 4,086 thousand tons in 2003. Revenues from domestic sales of refined products decreased to 14% of our total sales and other operating revenues in 2004, as compared to 15% in 2003.

Revenues from CIS export sales of refined products increased to RR3,546 million in 2004 from RR336 million in 2003. We significantly increased sales of refined products in Ukraine through a local retail network of gas stations and we also continued to provide refined products in Belarus and Kazakhstan.

Revenues from non-CIS export sales of refined products increased by 43%, to RR28,512 million in 2004, from RR19,950 million in 2003, primarily due to a 40% increase in average selling price per ton. Revenues from non-CIS export sales of refined products increased as a percentage of our total sales and other operating revenues, to 14% in 2004, as compared to 13% in 2003.

Revenues from sales of petrochemical products increased by 15% to RR13,320 million in 2004, from RR11,583 million in 2003. The increase was primarily attributable to a 20% increase in revenue from tire sales, to RR12,362 million in 2004, from RR10,302 million in 2003. This increase was attributable to both increased prices and higher volumes of tires sold. We increased production of tires by 6% to 11.2 million tires in 2004 from 10.7 million tires in 2003. The average selling price increased due to an increase in CIS and non-CIS export sales of tires, where average tire prices are higher than in Russia. Revenues from sales of petrochemicals constituted 6% of our total sales and other operating revenue in 2004, decreasing from 7% in 2003.

Revenues from other sales increased by 4%, to RR9,408 million, in 2004 from RR9,076 million in 2003. Other sales primarily comprise sales of materials and equipment and various field services provided by our production subsidiaries to third parties (such as drilling, lifting, construction, repairs and geophysical works). The increase in other sales is mainly attributable to growth in our drilling sales and in processing fees received by the Nizhnekamsk oil refinery from third parties. Revenues from other sales constituted 5% of our total sales and other operating revenue in 2004, down from 6% in 2003.

Net banking interest income increased by 61%, to RR1,610 million, in 2004 from RR1,001 million in 2003, largely as a result of an increase in the volume of the banking activities of Bank Zenit and Bank Devon-Credit. Banking interest income increased by 34%, to RR3,844 million, in 2004 from RR2,859 million in 2003 due to an increase in banking loans and advances to customers from RR20,146 million as of December 31, 2003 to RR29,692 million as of December 31, 2004. Banking interest expense increased by 20%, to RR2,234 million, in 2004 from RR1,858 million in 2003 due to the increase of activity of our banking subsidiaries.

Costs and other deductions

Total costs and other deductions increased by 20% to RR169,818 million in 2004 from RR141,474 million in 2003. This increase resulted primarily from a 37% increase in taxes other than income taxes, a 20% increase in transportation costs and a 35% increase in purchased oil and refined products, partly offset by a 78% decrease in loss on disposals and impairment of investments and a 79% decrease in transfer of social assets constructed after privatization. A breakdown of costs and other deductions is provided in the following table.

	Year Ended December 31,
	2004	2003
	(in RR millions)
Operating	34,227	31,799
Purchased oil and refined products	39,107	28,997
Exploration	861	812
Transportation	9,142	7,635
Selling, general and administrative	16,941	15,499
Bad debt provision and write-offs	(714)	(262)
Depreciation, depletion and amortization	9,237	8,850
Loss on disposals of property, plant and equipment and impairment of investments	726	2,325
Taxes other than income taxes	59,587	43,378
Maintenance of social infrastructure	249	279
Transfer of social assets constructed after privatization	455	2,162
Total costs and other deductions	169,818	141,474

Operating expenses increased by 8%, to RR34,227 million, in 2004 from RR31,799 million in 2003. Operating expenses include the following main categories: lifting expenses; refining and processing expenses; cost of petrochemical products; cost of materials other than oil and gas refined products purchased for re-sale; and other direct costs. Lifting expenses remained approximately unchanged in 2004 in comparison with 2003 due to a cost-saving program implemented by the management. Refining expenses increased by approximately RR700 million primarily due to the increase in renting expenses of the Nizhnekamsk oil refinery. Processing fees paid to external refineries decreased by approximately RR600 million in 2004, primarily due to the termination in 2004 of processing at the Moscow oil refinery. Cost of petrochemical products increased by approximately RR1,100 million to RR8,950 million in 2004, mainly due to the increased raw materials prices, transportation costs and other associated costs. Accretion of asset retirement obligation under SFAS 143, which is included in operating costs, increased by 10% to RR1,709 million in 2004 from RR 1,548 million in 2003. Other costs increased as a result of the increase in compensation expense in respect of the stock compensation plan approved by our Board of Directors on December 31, 2000, from RR179 million in 2003 to RR426 million in 2004, as well as the change in crude oil and refined products inventory in 2004 resulting in an increase of costs.

A summary of purchased oil and refined products for 2004 and 2003 is as follows:

	Year Ended December 31,
	2004	2003
Purchased refined products (in RR millions)	22,725	14,158
Volume (in thousand tons)	4,177	4,086
Average price per ton (in RR)	5,441	3,465
Purchased crude oil (in RR millions)	16,382	14,839
Volume (in thousand tons)	3,673	5,310
Average price per ton (in RR)	4,460	2,795
Total purchased oil and refined products (in RR millions)	39,107	28,997

Expenses related to the purchase of oil and refined products totaled RR39,107 million for the year ended December 31, 2004, an increase of 35%, compared to RR28,997 million for the year ended December 31, 2003. Purchases of refined products increased by 61%, to RR22,725 million, in 2004 from RR14,158 million in 2003, due to a 57% increase in average purchase price per ton, both in the domestic market and in Ukraine, where we had increased purchases in 2004 and where the prices are higher than in Russia. Purchases of crude oil increased by 10%, to RR16,382 million, in 2004 from RR14,839 million in 2003, as a result of a 60% increase in average purchase prices, partially offset by a 31% decrease in volumes purchased. The increase in the average purchase price resulted from increased purchases in the international market (primarily in Ukraine), where purchase prices are higher than in the domestic market, to 553 thousand tons in 2004 from 104 thousand tons in 2003. Purchases of crude oil and refined products constituted approximately 19% of our total sales and other operating revenues both in 2004 and 2003. Purchases of crude oil and refined products are related to swap transactions with other Russian oil companies whereby we undertake to deliver our oil to certain refineries in Russia or the CIS in exchange for delivery of oil of equivalent value to refineries in or adjacent to regions of Russia where we have retail operations. The total volume of such swap transactions amounted to 0.4 million tons and 2.1 million tons in 2004 and 2003, respectively.

Exploration expenses increased by 6% to RR861 million in 2004 from RR812 million in 2003. This increase is due to increased exploration activities in Kalmykia, the Nenetsk Autonomous District, the Orenburg region and the Samara region. Exploration expenses represented less than 1% of our total sales and other operating revenues in both 2004 and 2003.

Transportation expenses increased by 20%, to RR9,142 million, in 2004 from RR7,635 million in 2003. This increase was primarily due to an increase in Transneft’s transportation tariffs as well as increased export sales of crude oil within the CIS. Transportation expenses are incurred in the delivery of crude oil and refined products to final customers and to refineries for processing. Transportation expenses constituted 4% of our total sales and other operating revenues in 2004, as compared to 5% in 2003.

Selling, general and administrative expenses increased by 9%, to RR16,941 million, in 2004 from RR15,499 million in 2003. This increase resulted mainly from an increase in charity and sponsorship expenses and land leasing expenses. Certain selling, general and administrative expenses are by nature fixed costs, which are not directly attributable to production, such as general business costs, insurance, advertising, management expenses, legal fees, consulting, audit services and others. Production overhead costs remained on the same level as in 2003. Selling, general and administrative expenses constituted 8% of our total sales and other operating revenues in 2004, a decrease from 10% in 2003.

Bad debt provision and write-offs amounted to RR714 million credit in 2004 compared with RR262 million credit in 2003. This increase primarily resulted from the reversal of bad debt provision on certain long-term loans as we no longer considered them non-recoverable.

Depreciation, depletion and amortization increased by 4%, to RR9,237 million, in 2004 from RR8,850 million in 2003. The increase is attributable to continued investments in oil and natural gas properties and retail gas stations. Depreciation, depletion and amortization constituted 5% of our total sales and other operating revenues in 2004, as compared to 6% in 2003.

Loss on disposals of property, plant and equipment and impairment of investments decreased by 69% to RR726 million, in 2004 from RR2,325 million in 2003. This decrease is mainly due to a RR1,197 million write off in 2003 of long-term notes receivable, issued by the Republican State Unitary Company ‘‘Nedoimka,’’ which we do not consider to be recoverable. See ‘‘Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions’’ and Note 19 to our audited consolidated financial statements. Decrease in loss was also attributable to decreased loss on disposal of fixed assets. Loss on disposals and impairment constituted less than 1% of our total sales and other operating revenues in 2004.

Taxes other than income taxes increased by 37%, to RR59,587 million, in 2004 from RR43,378 million in 2003. Expenditures on export duties increased by 61%, to RR29,232 million, from RR18,174 million, and expenditures on the unified production tax increased by 33%, to RR26,418 million from RR19,818 million. Export duties and the unified production tax rates are linked to crude oil market prices, which increased in 2004 compared with 2003. Expenditures on excise tax decreased by 24% to RR1,548 million in 2004 from RR2,031 million in 2003, as a result of the decrease of refining and processing in 2004 and decrease of purchases of taxable refined products (diesel fuel and petrol fuels). Tax penalties and interest decreased to virtually nil in 2004 from RR686 million in 2003. Tax penalties and interest in 2003 resulted from recognition of restructured tax interest on VAT related to prior years (RR501 million) and partially from a claim for back taxes from the federal tax authorities, received in April 2005 and recognized in the year ended 31 December 2003. See ‘‘—Developments in 2005 and 2006’’ under this Item. We expect to repay all the restructured VAT payable in accordance with the schedule agreed. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Russian Legal System and Russian Legislation.’’ Other taxes mainly include land tax and VAT, which was not qualified for recovery.

Maintenance of social infrastructure expenses decreased by 11%, to RR249 million, in 2004 from RR279 million in 2003. Social expenses are subject to variations depending on social needs, which were as important in 2004 as they were in 2003. Maintenance of social infrastructure remained well below 1% of total sales and other operating revenues in both 2004 and 2003.

Transfer of social assets constructed after privatization decreased by 79% to RR455 million in 2004 from RR2,162 million in 2003. Transfer of social assets in 2003 was primarily driven by the transfer of medical equipment to Medical Center with a net book value of RR1,917 million. Expenses related to the transfer of social assets constituted less than 1% of total sales and other operating revenues in 2004 and 2003.

Production costs per barrel

Below is an analysis of our production costs in U.S. dollar per barrel:

	Year Ended December 31,
	2004(1)	2003(2)	Change
	(in U.S.$)
Lifting expenses	2.48	2.46	1%
General and administrative expenses	1.13	1.12	1%
Transportation expenses	1.15	1.01	14%
Total taxes other than income tax	9.40	6.05	55%
Depreciation, depletion and amortization	1.39	1.28	9%
Total production costs per barrel	15.55	11.92	30%

(1)	The conversion factors are 1 ton = 7.123 barrels and U.S.$1 = RR28.81.

(2)	The conversion factors are 1 ton = 7.123 barrels and U.S.$1 = RR30.69.

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

Our lifting expenses averaged U.S.$2.48 per barrel in 2004 compared to U.S.$2.46 per barrel in 2003. Lifting expenses increased due to the real appreciation of the Russian ruble against the U.S. dollar partially offset by our cost-saving program. Direct operating costs do not include accretion of liability in accordance with SFAS 143.

General and administrative expenses include expenses incurred by our production divisions relating to crude oil production. The 1% increase in general and administrative expenses per barrel of produced oil was primarily the result of the real appreciation of the Russian ruble against the U.S. dollar.

The 14% increase in transportation expenses per barrel of produced oil was primarily due to the increased CIS export sales of crude oil and to the increase in transportation tariffs.

The increase in total taxes other than income tax per barrel of produced oil was primarily the result of increases in export duty and the unified natural resources production tax, which are linked to market crude oil prices. The effective unified natural resources production tax increased by 40% to U.S.$5.07 per barrel in 2004 from U.S.$3.64 per barrel in 2003, while the export duty rate per barrel (applied to total produced crude oil) increased by 79% to U.S.$4.25 per barrel in 2004 from U.S.$2.38 per barrel in 2003.

The increase in the depreciation expense per barrel of produced crude oil was primarily the result of continued significant investment in the development of oil fields.

Other income and expenses

Other expenses totaled RR1,668 million for the year ended December 31, 2004, a substantial increase compared to other income of RR313 million for the year ended December 31, 2003. As a percentage of total sales and other operating revenues, other income (expenses) accounted for less than 1% during 2004 and 2003.

Earnings from equity investments increased to RR748 million in 2004 from RR101 million in 2003 due to higher income received from our equity affiliates and joint ventures in 2004, in particular TATEX.

Foreign exchange gains amounted to RR41 million in 2004 compared to a loss of RR225 million in 2003. The gain resulted from the appreciation of the Russian ruble against the U.S. dollar.

Interest expense net of interest income decreased by 58% to RR640 million in 2004 from RR1,524 million in 2003, as a result of an increase in interest income to RR746 million in 2004 from RR303 million in 2003 due to the interest income collected from the loan granted to Efremov Kautschuk GmbH in connection with the proposed acquisition of the shares of Turkey's oil refining monopoly Tupras (loan granted from the proceeds of U.S.$375 million bridge loans from BNP Paribas and Credit Suisse First Boston). This increase was accompanied by a decrease in interest expense to RR1,386 million in 2004 from RR1,827 million in 2003, which resulted from the repayment of debt (average debt decreased in 2004 compared with 2003 by 6%) and appreciation of the ruble, as the majority of our debt is denominated in foreign currency.

Other net income amounted to RR1,817 million loss in 2004 compared to a RR1,961 million gain in 2003. In 2003, we recorded a gain of RR2,251 million as a result of the offset of income tax, VAT and unified production tax liability due to a favorable court decision in a lawsuit filed by us against the Tax Ministry of Tatarstan in December 2002. Other net income partially offsets other net banking expense, which increased to RR1,888 million in 2004 from RR1,362 million in 2003, primarily due to increased net gains from dealing in foreign currencies and securities.

Income taxes

Income taxes increased to RR10,861 million in 2004 from RR4,582 million in 2003. Current income tax increased by 65% to RR10,032 million in 2004 from RR 6,070 million in 2003, as a result of higher statutory profit recognized by us. The deferred tax decreased to a RR829 million expense in 2004 from a RR1,488 million benefit in 2003.

Minority interest

Minority interest amounted to RR1,025 million charge in 2004, down from RR63 million credit in 2003 reflecting increased income recognized in 2004 by our non-wholly owned subsidiaries, such as Tatoilgas, Chulpan, Nizhnekamskshina, Bank Zenit and Bank Devon-Credit.

Year Ended December 31, 2003 vs. Year Ended December 31, 2002

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

The table below provides an analysis of the changes in sales revenues of crude oil:

	Year Ended December 31,
	2003	2002
Domestic sales of crude oil
Revenues (in RR millions)	11,346	11,901
Volume (in thousand tons).	6,153	5,402
Price (in RR per ton)	1,844	2,203
CIS export sales of crude oil
Revenues (in RR millions)	9,470	11,510
Volume (in thousand tons)	2,637	4,077
Price (in RR per ton)	3,591	2,823
Non-CIS export sales of crude oil
Revenues (in RR millions)	69,511	57,886
Volume (in thousand tons)	13,124	10,861
Price (in RR per ton)	5,296	5,330

Sales revenues of crude oil increased by 11% to RR90,327 million for the year ended December 31, 2003 compared to RR81,297 million for the year ended December 31, 2002. This increase is attributable to a RR11,625 million increase in non-CIS export sales, partially offset by a RR555 million decrease in domestic sales and a RR2,040 million decrease in CIS export sales.

Revenues from domestic sales of crude oil decreased by 5% to RR11,346 million in 2003 from RR11,901 million in 2002, notwithstanding a 14% increase in volumes of crude oil sold. Domestic prices were exceptionally low in the first half of 2003 and increased only at year-end. As a result, selling prices were 16% lower in 2003 than in 2002. Revenues from domestic crude oil sales decreased to 7% of total sales and other operating revenues for the year ended December 31, 2003, as compared to 8% for the year ended December 31, 2002.

Revenues from CIS export sales of crude oil decreased by 18% to RR9,470 million in 2003 from RR11,510 million in 2002. This decline was due to a 35% decrease in volumes sold, partially offset by a 27% increase in average selling prices to RR3,591 per ton for the year ended December 31, 2003 compared to RR2,823 per ton for the year ended December 31, 2002. Revenues from CIS export sales decreased to 6% of total sales and other operating revenues for the year ended December 31, 2003, as compared to 8% for the year ended December 31, 2002.

Revenues from non-CIS export sales of crude oil increased by 20% to RR69,511 million in 2003 from RR57,886 million in 2002. The price per ton of non-CIS exports decreased because we increased volumes of crude oil shipped by rail in 2003. Rail shipments are more costly than transportation via Transneft. The 21% increase in volumes sold is attributable to the use of railway deliveries for crude oil in 2003. Prior to 2003, we did not engage in railway deliveries on a commercial basis. Non-CIS average crude oil prices remained relatively unchanged in 2003 as compared to 2002. Revenues from non-CIS export sales increased to 45% of total sales and other operating revenues for the year ended December 31, 2003, as compared to 40% for the year ended December 31, 2002.

The table below provides an analysis of the changes in sales revenues of refined products:

	Year Ended December 31,
	2003	2002
Domestic sales of refined products
Revenues (in RR millions)	23,545	24,378
Volume (in thousand tons)	7,271	7,403
Price (in RR per ton)	3,238	3,293
CIS export sales of refined products
Revenues (in RR millions)	336	30
Volume (in thousand tons)	63	7
Price (in RR per ton)	5,333	4,305
Non-CIS export sales of refined products
Revenues (in RR millions)	19,950	19,968
Volume (in thousand tons)	4,523	5,216
Price (in RR per ton)	4,411	3,829

Sales revenues of refined products amounted to RR43,831 million for the year ended December 31, 2003 compared to RR44,376 million for the year ended December 31, 2002, a 1% decrease. This slight decrease was primarily due to a decrease in the volume of refined products sold domestically, partially offset by an increase in both the price and volumes of CIS export sales. Refined products that we sell are primarily gasoline, fuel oil, diesel fuel and naphtha. Sales revenues of refined products decreased to 28% of total sales and other operating revenues in 2003, from 31% in 2002.

Revenues from domestic sales of refined products decreased by 3%, to RR23,545 million, in 2003 from RR24,378 million in 2002 due to the combined effects of a 2% decrease in sales volumes and a 2% decrease in prices. Average selling prices decreased due to a shift in the mix of products to heavier, generally less expensive refined products than in 2002. The share of light refined products, especially gasoline, decreased due to a 50% decline in processing throughput at the Moscow refinery of our products, from 2,968 thousand tons in 2002 to 1,494 thousand tons in 2003. This decrease was partially offset by a 22% increase in refining throughput at the Nizhnekamsk refinery, from 4,992 thousand tons in 2002 to 6,081 thousand tons in 2003. Revenues from domestic sales of refined products decreased to 15% of our total sales and other operating revenues in 2003, as compared to 17% in 2002.

Revenues from CIS export sales of refined products increased to RR336 million, in 2003 from RR30 million in 2002 primarily due to sales to new customers in Belarus and Kazakhstan.

Revenues from non-CIS export sales of refined products decreased, to RR19,950 million in 2003, from RR19,968 million in 2002, due to a 13% decline in volumes sold, which was largely offset by a 15% increase in average selling price per ton. The decline in volumes sold was due to decreased processing throughput at the Moscow refinery. Revenues from non-CIS export sales of refined products decreased slightly as a percentage of our total sales and other operating revenues, to 13% in 2003, as compared to 14% in 2002.

Revenues from sales of petrochemical products increased by 17% to RR11,583 million in 2003, from RR9,920 million in 2002. The increase was primarily attributable to a 17% increase in revenues from tire sales, to RR10,302 million in 2003, from RR8,768 million in 2002. This revenue was attributable to both increased prices and higher volumes of tires sold. We increased production of tires by 9% to 10.7 million tires in 2003 from 9.8 million tires in 2002. The average selling price increased due to an increase in CIS and non-CIS export sales of tires, where average tire prices are higher than in Russia. Sales of petrochemicals constituted 7% of our total sales and other operating revenue in 2003, unchanged from 2002.

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

Net banking interest income increased by 18%, to RR1,001 million, in 2003 from RR845 million in 2002, largely as a result of an increase in the volume of our banking activities. Interest income increased 28%, to RR2,859 million, in 2003 from RR2,236 million in 2002 due to an increase in banking loans and advances to customers from RR11,352 million as of December 31, 2002 to RR20,146 million as of December 31, 2003, partially offset by a decrease in weighted average interest rates. Interest expense increased by 34%, to RR1,858 million, in 2003 from RR1,391 million in 2002 due to the issuance of Eurobonds with a face value of U.S.$125 million by Bank Zenit and an increase in term and demand banking customer deposits.

Costs and other deductions

A breakdown of costs and other deductions is provided in the following table:

	Year Ended December 31,
	2003	2002
	(in RR millions)
Operating	31,799	36,389
Purchased oil and refined products	28,997	28,372
Exploration	812	463
Transportation	7,635	5,683
Selling, general and administrative	15,499	16,031
Bad debt provision and write-offs	(262)	(261)
Depreciation, depletion and amortization	8,850	7,541
Loss on disposals of property, plant and equipment and impairment of investments	2,325	851
Taxes other than income taxes	43,378	31,988
Maintenance of social infrastructure	279	199
Transfer of social assets constructed after privatization	2,162	1,293
Total costs and other deductions	141,474	128,549

Operating expenses decreased by 13%, to RR31,799 million, in 2003 from RR36,389 million in 2002. Operating expenses include the following main categories: lifting expenses; refining and processing expenses; cost of petrochemical products; cost of materials other than oil and gas refined products purchased for re-sale; and other direct costs. Lifting expenses decreased by approximately RR1,200 million due to cost-saving programs implemented by management. Refining expenses decreased due to changes in excise tax legislation. Prior to January 1, 2003, producers of refined products were responsible for paying excise tax, with the effect that excise tax of RR1,318 million was invoiced to us by external refineries in 2002. We included this cost in operating expenses. From January 1, 2003, excise tax is paid by sellers of refined products, as a result of which we now include excise tax within taxes other than income tax. Processing fees paid to external refineries decreased by approximately RR270 million in 2003, primarily due to decreased processing at the Moscow refinery. In addition, cost of other sales decreased as we continue to reduce our non-core activities, such as utilities and communication services, and sales of materials. Operating expenses decreased to 20% of total sales and other operating revenues in the year ended December 31, 2003 as compared to 25% in the year ended December 31, 2002.

A summary of purchased oil and refined products for 2003 and 2002 is as follows:

	Year Ended December 31,
	2003	2002
Purchased refined products (in RR millions)	14,158	14,337
Volume (in thousand tons)	4,086	4,490
Average price per ton (in RR)	3,465	3,193
Purchased crude oil (in RR millions)	14,839	14,035
Volume (in thousand tons)	5,310	4,679
Average price per ton (in RR)	2,794	2,999
Total purchased oil and refined products (in RR millions)	28,997	28,372

Expenses related to the purchase of oil and refined products totaled RR28,997 million for the year ended December 31, 2003, an increase of 2%, compared to RR28,372 million for the year ended December 31, 2002. Purchases of refined products decreased by 1%, to RR14,158 million, in 2003 from RR14,337 million in 2002, due to a 9% decrease in the volume of refined products purchased, partially offset by a 9% increase in the average price per ton. Purchases of crude oil increased by 6%, to RR14,839 million, in 2003 from RR14,035 million in 2002, as a result of a 13% increase in volumes purchased partially offset by a 7% decrease in purchase price. Purchases of crude oil and refined products constituted 19% of our total sales and other operating revenues in 2003, unchanged from 2002. These purchases are related to swap transactions with other Russian oil companies whereby we undertake to deliver our oil to certain refineries in Russia or the CIS in exchange for delivery of oil of equivalent value to refineries in or adjacent to regions of Russia where we have retail operations. The total volume of such swap transactions amounted to 0.4 million tons, 2.1 million tons, 2.7 million tons and 2.5 million tons in 2004, 2003, 2002 and 2001, respectively.

Exploration expenses increased by 75% to RR812 million in 2003 from RR463 million in 2002. This increase is due to increased exploration activities in Kalmykia, the Nenetsk Autonomous District, the Orenburg region and the Samara region. Exploration expenses constituted less than 1% of our total sales and other operating revenues in both 2003 and 2002.

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

Bad debt provision and write-offs remained virtually unchanged, resulting in a benefit of RR262 million in 2003, compared with a benefit of RR261 million in 2002.

Depreciation, depletion and amortization increased by 17%, to RR8,850 million, in 2003 from RR7,541 million in 2002. The increase is attributable to continued investments in property, plant and equipment, including oil and natural gas properties, retail gas stations and tank cars. Additional charges were incurred as a result of our adoption of SFAS 143, effective January 1, 2003, which requires us to record future costs that are associated with future asset retirement obligations, and the use of capital leases in 2003. See ‘‘—Critical Accounting Policies and Estimates’’ under this Item. Depreciation, depletion and amortization constituted 6% of our total sales and other operating revenues in 2003, as compared to 5% in 2002.

Loss on disposals of property, plant and equipment and impairment of investments increased by 173%, to RR2,325 million, in 2003 from RR851 million in 2002. This increase is partially due to a RR1,197 million write off of long-term notes receivable, issued by the Republican State Unitary Company ‘‘Nedoimka,’’ which we do not consider to be recoverable. See ‘‘Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions’’ and Note 10 to our audited consolidated financial statements. Losses on disposals and impairment in 2003 were also partially due to losses on disposals of subsidiaries not considered to be part of our core operations. Loss on disposals and impairments constituted less than 1% of our total sales and other operating revenues in 2003 and 2002.

Taxes other than income taxes increased by 36%, to RR43,378 million, in 2003 from RR31,988 million in 2002. Expenditures on export duties increased by 53%, to RR18,174 million, from RR11,890 million, and expenditures on unified production tax increased by 17%, to RR19,819 million from RR16,940 million. The rates of export duties and the unified natural resources production tax are linked to crude oil market prices, which increased in 2003 compared with 2002. Expenditures on excise tax increased to RR2,031 million from RR104 million as a result of a change in tax legislation. As of January 1, 2003, payments of excise tax were shifted from the producers of refined products to sellers of refined products to end customers. Excise tax is accrued on each intermediary re-sale of refined products and subsequently recovered subject to certain conditions set by legislation. Road users tax was abolished effective January 1, 2003. In 2002, our road users tax burden amounted to RR1,079 million. Taxes other than income tax increased to 28% of total sales and other operating revenues in the year ended December 31, 2003 compared to 22% in the year ended December 31, 2002. Tax penalties and interest increased by 535%, to RR686 million, in 2003, from RR108 million in 2002, partially resulting from our recognition of restructured tax interest on VAT related to prior years (RR501 million) and partially from a claim for back taxes from the federal tax authorities, received in April 2005. See ‘‘—Developments in 2005 and 2006’’ under this Item. This restructured tax interest may be written-off if we are able to repay the restructured VAT payable. We expect to repay all the restructured VAT payable in accordance with the schedule agreed. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Russian Legal System and Russian Legislation.’’

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

Production costs per barrel

Below is an analysis of our production costs in U.S. dollar per barrel:

	Year Ended December 31,
	2003(1)	2002(2)	Change
	(in U.S.$)
Lifting expenses	2.46	2.47	0%
General and administrative expenses	1.12	1.11	1%
Transportation expenses	1.01	0.56	80%
Total taxes other than income tax	6.05	4.39	38%
Depreciation, depletion and amortization	1.28	1.02	25%
Total production costs per barrel	11.92	9.55	25%

(1)	The conversion factors are 1 ton = 7.123 barrels; U.S.$1 = RR30.69.

(2)	The conversion factors are 1 ton = 7.123 barrels and U.S.$1 = RR31.35.

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

Our lifting expenses averaged U.S.$2.46 per barrel in 2003 compared to U.S.$2.47 per barrel in 2002. Lifting expenses decreased slightly due to a cost-saving program implemented by our management, partially offset by the real appreciation of the Russian ruble against the U.S. dollar. Lifting expenses exclude liabilities accrued in accordance with SFAS 143.

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

Foreign exchange losses decreased by 78% to RR225 million in 2003 from RR1,042 million in 2002. This was due to the appreciation of the ruble against the U.S. dollar.

There was no monetary gain or loss in 2003 because Russia’s economy ceased to be considered hyperinflationary from January 1, 2003. Monetary loss amounted to RR871 million in 2002.

Interest expense net of interest income decreased by 20% to RR1,524 million in 2003 from RR2,051 million in 2002, as a result of a decrease in interest expense from RR2,855 million in 2002 to RR1,827 million in 2003, partially offset by a decrease in interest income to RR303 million in 2003 from RR804 million in 2002. Decrease of net interest expense is due to repayment of debt and the Russian ruble appreciation in 2003.

Other income decreased by 46% to RR1,961 million in 2003 from RR3,599 million in 2002. Other income in 2002 was primarily driven by the redemption of Tatneft Finance Eurobonds, which resulted in a net realized holding gain of RR3,408 million. In 2003, we recorded a gain of RR2,251 million as a result of the offset of income tax, VAT and unified production tax liability due to a favorable court decision in a lawsuit filed by us against the Tax Ministry of Tatarstan in December 2002. Other net banking expense, which is included in other income, increased by 102% to RR 1,362 million in 2003 from RR 673 million in 2002. Other net banking expense increased primarily due to increased salary costs.

Income taxes

Income taxes decreased by 15% to RR4,582 million in 2003 from RR5,363 million in 2002. Current income tax increased by 28% to RR6,070 million in 2003 from RR4,743 million in 2002, which is due to higher statutory profit recognized by us and partially due to a claim for back taxes from the federal tax authorities, received in April 2005 and booked in 2003. See ‘‘—Developments in 2005 and 2006’’ under this Item. The deferred tax changed from a RR620 million expense in 2002 to a RR1,488 million benefit in 2003. See ‘‘—Restatements of Previously Issued Financial Statements’’ under this Item.

Minority interest

Minority interest increased to RR63 million credit in 2003 from RR 471 million charge in 2002 reflecting losses incurred by our non-wholly owned subsidiaries and disposal of certain of our subsidiaries in 2003, such as Tatincom-T. See ‘‘Item 4—Information on the Company—History and Development.’’

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

The amounts in the Consolidated Statements of Cash Flows for periods prior to January 1, 2003 show actual nominal cash flows restated to the December 31, 2002 purchasing power of the ruble. Amounts for periods starting from January 1, 2003 are presented in nominal terms. The following table shows certain key financial indicators:

	Year ended December 31,
	2004	2003
	(RR millions, except current ratio)
Total assets	309,561	262,717
Total liabilities	132,431	108,436
Current ratio	1.49	1.36
Total bank loans payable	27,619	26,009
Shareholders' equity	170,476	149,180

At December 31, 2004, our cash holdings consisted of cash, cash equivalents, and restricted cash, including U.S. dollar-denominated amounts of RR7,583 million (U.S.$273 million), of which holdings of RR274 million (U.S.$9.5 million) were restricted.

As of December 31, 2004, our working capital amounted to RR34,787 million, compared to RR19,267 million as of December 31, 2003. As of December 31, 2004, our current ratio increased by 10% compared to December 31, 2003. Our current ratio is calculated as current assets divided by current liabilities. The increase in our working capital is primarily attributable to an increase in cash and cash equivalents and accounts receivable (including accounts receivable from related parties) partially offset by an increase in short-term debt and trade accounts payable.

We believe that our working capital is sufficient for our present requirements.

The following table shows our cash flows for the years ended December 31, 2004, 2003 and 2002:

	Year Ended December 31,
	2004	2003	2002
	(in RR millions)
Net cash provided by operating activities	27,791	20,000	8,683
Net cash used in investing activities	(22,105)	(19,150)	(11,770)
Net cash provided by financing activities	3,969	533	5,563
Effect of foreign exchange on cash and cash equivalents	(5)	(3)	10
Effect of inflation accounting	—	—	(288)
Increase in cash and cash equivalents	9,650	1,380	2,198

In 2004 and 2003, the major sources of our liquidity were cash flows from operating activities and funds borrowed under credit facilities described under ‘‘—Debt’’ below.

Net cash provided by operating activities

Net cash provided by operating activities increased by 39% to RR27,791 million in 2004 from RR20,000 million in 2003, which was primarily related to higher net income received in 2004 due to higher oil prices.

Net cash provided by operating activities increased to RR20,000 million in 2003 from RR8,683 million in 2002. Despite the lower income before cumulative effect of change in accounting principles in 2003, changes in working capital exercised a positive effect on net cash provided by operating activities.

Net cash used in investing activities

Net cash used in investing activities increased by 15% to RR22,105 million in 2004 from RR19,150 million in 2003, which is mainly due to the increased investment activity in 2004.

Net cash used in investing activities increased by 63% to RR19,150 million in 2003 from RR11,770 million in 2002, primarily due to the fact that our proceeds from disposal of investments decreased in 2003 as compared to 2002.

Net cash provided by financing activities

Net cash provided by financing activities increased to RR3,969 million in 2004 from RR533 million in 2003. This increase resulted primarily from an increase in proceeds from issuance of debt from RR39,468 million in 2003 to RR87,982 million in 2004, and an increase in banking customer deposits (related parties) from a RR486 million decrease in 2003 to a RR2,645 increase in 2004. This was partially offset by an increase in repayment of debt, which amounted to RR88,227 million in 2004 as compared to RR42,788 million in 2003.

Net cash provided by financing activities totaled RR533 million in 2003, a decrease from net cash provided by financing activities of RR5,563 million in 2002. The decrease was due to the repayment of short-term and long-term debt and repayment of capital lease obligations in 2003.

Capital Expenditures

We make some of our capital expenditures using consideration other than cash. In the years ended December 31, 2004 and 2003, our operating cash flows exceeded our cash capital expenditures and were above our combined cash and non-cash capital expenditures.

Our total capital expenditures amounted to RR19,143 million during the year ended December 31, 2004, as compared to RR25,940 during the year ended December 31, 2003 and to RR15,525 during the year ended December 31, 2002. We planned a capital expenditure program for 2005 of approximately RR11,400 million, exclusive of acquisitions, which was expected to be funded primarily through internally generated cash flow and, if necessary, through additional borrowings.

Following is a table of our cash and non-cash capital expenditures:

	Year Ended December 31,
	2004	2003	2002
	(in RR millions)
Cash capital expenditures	12,255	12,679	13,100
Effect of adoption of SFAS 143	5,022	9,912	—
Capitalization of leases	1,241	2,223	—
Mutual cancellations and barter settlements	625	1,126	2,425
Total capital expenditures	19,143	25,940	15,525

Most of our capital expenditures are made in the exploration and production segment to maintain oil production levels. Capital expenditures in refining and marketing were made to improve the oil refining capacities of the Nizhnekamsk oil refinery until September 2005 and expand our gas stations operations. Capital expenditures in the petrochemicals segment are mainly related to capital expenditures of Nizhnekamskshina, Nizhnekamsk Industrial Carbon Plant and Yarpolymermash-Tatneft to support production and sale of automobile tires.

Following is a table of our capital expenditures by segment:

	Year Ended December 31,
	2004	2003	2002
	(in RR millions)
Exploration and production	15,210	21,320	10,519
Refining and marketing	1,411	2,766	3,576
Petrochemicals	2,278	1,768	818
Banking	243	86	612
Total capital expenditures	19,143	25,940	15,525

We had capital expenditures for 2004 of approximately RR14,120 million. Future capital expenditures are expected to be made principally on production development, drilling development and other equipment in order to maintain current crude oil production. While we aim to finance the major part of our investments in the new Nizhnekamsk refining and petrochemical complex, our single most significant current capital commitment, through a project finance funding, we may also make significant investments from our own funds. See ‘‘Item 4—Information on the Company—Refining and Marketing—Refined Products’’. We also plan to make significant investments in the development of our retail gas station network and the development of our petrochemicals operations, including upgrading production at Nizhnekamskshina. Our capital expenditures will be dependent on the sufficiency of cash flows. See ‘‘Item 4—Information on the Company.’’ Capital expenditures on social assets will continue to be substantial, although we believe they will be lower than in the past as a result of the implementation of our cost restructuring plans. See ‘‘Item 4—Information on the Company—Corporate Reorganization—Social Assets.’’

We expect to finance substantially all of our capital expenditures from cash from operating activities, primarily sales of crude oil and refined and petrochemical products. The actual amount and timing of capital expenditures made are subject to change depending on economic and political conditions.

We operate a central treasury function, initially through allocation of our budget, which is reviewed each month by our budget committee and the Board. Payments are either classed as centralized, paid by Tatneft, or decentralized, paid directly by the relevant organizational department. Centralized payment requests are reviewed by the Chief Accountant and the Head of Finance Department. Payments made by the organizational departments are overseen by the head of the relevant unit. Over 99% of all of our expenses are paid via centralized payments.

Debt

Our borrowings of short-term debt and long-term debt net of repayments of short-term debt and long-term debt were RR1,610 million and RR(3,320) million for the periods ended December 31, 2004 and December 31, 2003, respectively.

The overall decline in our borrowings as reported in our financial statements resulted from improved financial results and cash flows during 2003.

The following table shows our borrowings at December 31, 2004 and 2003:

	At December 31,
	2004	2003
	(in RR millions, except for percentages)
Short-term debt
Fixed interest rate debt	14,859	7,561
Weighted average interest rates for fixed rate debt	6.35%	7.51%
Variable interest rate debt	1,572	884
Weighted average interest rates for variable rate debt	4.25%	5.72%
Total short-term borrowings	16,431	8,445
Foreign currency-denominated short-term debt	7,081	4,335
Ruble-denominated short-term debt	9,350	4,110
Total short-term borrowings	16,431	8,445
Plus: Current portion of long-term debt	3,670	4,768
Less: due to related parties	(2,000)	—
Total short-term debt obligations	18,101	13,213
Long-term debt
Fixed interest rate debt	5,445	4,577
Weighted average interest rates for fixed rate debt	9.35%	9.71%
Variable interest rate debt	7,743	12,987
Weighted average interest rates for variable rate debt	5.42%	5.3%
Total long-term borrowings	13,188	17,564
Foreign currency denominated long-term debt	10,719	15,902
Ruble-denominated long-term debt	2,469	1,662
Total long-term borrowings	13,188	17,564
Less: current portion of long-term debt	(3,670)	(4,768)
Total long-term debt obligations	9,518	12,796
Total debt	27,619	26,009

At December 31, 2004 and 2003, our long-term debt, including current maturities, amounted to RR13,188 million and RR17,564 million, and our short-term debt less the current portion of long-term debt amounted to RR16,431 million and RR8,445 million, respectively. In the following paragraphs we provide a summary of our outstanding debt. For a more comprehensive information about our debt see Note 12 to our audited consolidated financial statements included in this annual report.

Short-term foreign currency-denominated debt

Our short-term foreign currency-denominated debt amounted to RR7,081 million as of December 31, 2004. Our short-term foreign currency-denominated debt included as of December 31, 2004 loans from BNP Paribas, Credit Suisse Zurich and interbank loans.

In December 2003, we entered into a RR1,034 million (U.S.$35 million) one-month revolving overdraft facility with Credit Suisse Zurich. The monthly revolving loan bore interest at 2.85% per annum and was collateralized by crude oil sales. The amount of loan outstanding as of December 31, 2004 was RR789 million (U.S.$28.4 million).

In February 2004, we entered into a RR1,825 million (U.S.$64 million) loan agreement with BNP Paribas. The loan bore interest at an annual rate of one-month London inter-bank offered rate

(‘‘LIBOR’’) plus 2.75%. The loan was collateralized by crude oil export contracts of 50 thousand tons per month and matured in January 2005. The amount of loan outstanding as of December 31, 2004 was RR185 million (U.S.$6.7 million).

In August 2004, we entered into a RR1,461 million (U.S.$50 million) loan agreement with BNP Paribas. The loan bore interest at an annual rate of one-month LIBOR plus 2.75%. The loan was collateralized by crude oil export contracts of 50 thousand tons per month and matured in August 2005. The amount of loan outstanding as of December 31, 2004 was RR1,387 million (U.S.$50 million).

Interbank loans from foreign banks of RR4,720 million and RR2,723 million as at December 31, 2004 and December 31, 2003 had effective average interest rates of 5% and 6% per annum, respectively.

Short-term Russian ruble denominated debt

Russian ruble denominated short-term debt is primarily comprised of loans from Russian banks. Short-term ruble denominated loans of RR7,350 million and RR4,110 million bore contractual interest rates of 8% to 10% and 10% to 20% per annum for the periods ended December 31, 2004 and December 31, 2003, respectively. The loans were collateralized by the assets of the Group.

In September 2004, we entered into a RR2,000 million loan agreement with OAO Svyazinvestneftekhim. The amount of loan outstanding as of December 31, 2004 was RR2,000 million. The loan interest rate was 0.01% per annum. The loan was redeemed in February 2005.

Weighted-average interest rate for short-term debt, excluding short-term portion of long-term debt, as of December 31, 2004 and 2003 was 6.15% and 6.85%, respectively.

Long-term foreign currency denominated debt

In October 2002, we entered into a syndicated loan agreement with BNP Paribas for U.S.$300 million. The amount outstanding under this loan as of December 31, 2004 was RR4,991 million. The loan proceeds are payable in two tranches. The first tranche in the amount of U.S.$125 million bore interest of LIBOR plus 4.25% per annum. The second tranche in the amount of U.S.$175 million bore interest of LIBOR plus 3.75% per annum. The second tranche of the loan amounting to U.S.$175 million was fully repaid in October 2005. The loan was collateralized by crude oil export contracts of 120 thousand tons per month and matures in October 2007.

In March 2002, we entered into a U.S.$200 million loan agreement with Credit Suisse First Boston. The amount of loan outstanding as of December 31, 2004 was RR2,752 million (U.S.$99 million). The loan bore interest at LIBOR plus 3.78% per annum and was collateralized by crude oil export contracts of 80 thousand tons per month. The loan matures in March 2007.

The above two loan agreements require compliance with certain financial covenants including, but not limited to, minimum levels of consolidated tangible net worth, and maximum debt and interest coverage ratios. In the years ended December 31, 2004, 2003 and 2002, we were in compliance with all covenants required by the loan agreements except for one of the covenants contained in our loan agreement with BNP Paribas for U.S.$300 million and in our loan agreement with Credit Suisse First Boston for U.S.$200 million. These covenants required the provision of our audited consolidated U.S. GAAP financial statements for the year ended December 31, 2004 by July 31, 2005 and of our interim consolidated financial information for the six months ended June 30, 2005 by November 30, 2005. Our management believes that the delivery to the banks of the U.S. GAAP audited consolidated financial statements for the year ended December 31, 2004 and interim consolidated financial information for the six months ended June 30, 2005 would cure this event of default. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company—Future delays in the timely completion of our financial statements or filing of our annual reports could lead to negative consequences for us, including sanctions by the New York Stock Exchange or the London Stock Exchange, or cause us to be in default under our loan agreements.’’

Eurobonds

Eurobonds issued represent internationally traded long-term notes issued by Bank Zenit on June 12, 2003 with a face value of U.S.$125 million and interest rate of 9.25% payable semi-annually in arrears on

June 12 and December 12. The issue matured on June 12, 2006 and the Eurobonds were fully repaid on that date. The effective interest rate on the Eurobonds was 10%. The entire amount of Eurobonds outstanding at December 31, 2004 was RR2,976 million. We were in compliance with the covenant of the financing agreement aiming to maintain a specified capital adequacy ratio.

Long-term Russian ruble denominated debt

Long-term Russian ruble denominated debt includes ruble-denominated bonds issued by us on March 25, 2004 with a face value of RR 1,000 million maturing in March 2007. The bonds carried a coupon yield of 8.69% for the first and second payments due in September 2004 and March 2005. Subsequent coupon yields are determined by the Chairman of the Board of Bank Zenit. On March 23, 2004, Bank Zenit issued an offer letter committing to redeem the bonds at face value plus coupon on March 24, 2005, the date of the second coupon payment. Long-term Russian ruble denominated debt also included as of December 31, 2004 debentures and other loans bearing interest rates from 9% to 19%. Debentures outstanding as of December 31, 2004 amounted to RR1,166 million. Other loans represented non-banking loans. The loans mature between July 2005 and June 2015.

The following table shows our schedule of repayments for long-term borrowings (excluding long-term promissory notes, deposit certificates and term banking customer deposits) at December 31, 2004 and December 31, 2003, expressed in constant ruble terms.

	At December 31,
	2004	2003
	(in RR millions)
Within one year	3,670	4,768
Between one and two years	6,848	3,996
Between two and five years	2,460	8,699
After five years	210	101
	13,188	17,564

Financing Activity in 2005 and 2006

Short-term foreign currency denominated debt

In February 2005, we entered into a loan agreement with Bank Ak Bars, under which we borrowed U.S.$35.69 million at 5.5% per annum, which we repaid in full in September 2005.

Long-term ruble denominated debt

In July 2005, we provided a subordinated loan to Bank Zenit in the amount of RR1.7 billion, maturing in 7 years, bearing interest at 8.5% per annum. See ‘‘Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.’’

In April 2006, we provided a subordinated loan to Bank Devon-Credit in the amount of RR900 million, maturing in 7 years, bearing a 7.5% interest per annum. See ‘‘Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.’’

CONTRACTUAL OBLIGATIONS

The schedule below sets out our total contractual obligations as of December 31, 2004.

Contractual Obligations	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RR millions)
Long-Term Debt Obligations	13,188	3,670	9,358	129	31
Capital (Finance) Lease Obligations	1,208	760	356	92	—
Operating Lease Obligations	—	—	—	—	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities	—	—	—	—	—
Total	14,396	4,430	9,714	221	31

OFF-BALANCE SHEET ARRANGEMENTS

Banking commitments and contingent liabilities comprise Bank Zenit’s loan commitments and guarantees of RR4,567 million and RR1,809 million at December 31, 2004 and 2003, respectively. The contractual amount of these commitments represents the value at risk if the bank’s clients default and all existing collateral becomes worthless.

Bank Zenit managed fiduciary assets and fiduciary arrangements with a nominal value of RR8,928 million and RR10,857 million at December 31, 2004 and 2003, respectively. These assets are recorded off balance sheet as they are not assets of Bank Zenit. No insurance coverage is maintained with respect to these assets.

The above arrangements have been entered into in the ordinary course of business.

The Central Bank requires banks to maintain a capital adequacy ratio of 10% of risk-weighted assets, computed based on Russian accounting legislation. As of December 31, 2004 and 2003, the Bank Zenit and Bank Devon-Credit capital adequacy ratio on this basis exceeded the statutory minimum.

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

The determination of estimated proved reserves is a significant element in arriving at the results of operations of exploration and production activities. We use independent reservoir engineers to estimate all of our oil and gas reserves. The estimates of proved reserves impact well capitalization, undeveloped lease impairments and the depreciation rates of proved properties, wells and equipment. Reduction in reserve estimates may result in the need for impairments of proved properties and related assets.

Our oil and gas fields are located principally in Tatarstan. We obtain licenses from the governmental authorities to explore and produce oil and gas from these fields. Most of our existing production licenses expire from 2013 to 2019, and the license for our largest field, Romashkinskoye, expires in 2013. The economic lives of our licensed fields extend significantly beyond the license expiration dates. Under Russian law, we are entitled to renew our licenses to the end of the economic lives of the fields, provided certain conditions are met. Article 10 of the Subsoil Law provides that a license to use a field ‘‘shall be’’ extended at its scheduled termination at the initiative of the subsoil user if necessary to finish production in the field, provided that there are no violations of the conditions of the license. The legislative history of Article 10 indicates that the term ‘‘shall’’ replaced the term ‘‘may’’ in August 2004, clarifying that the subsoil user has an absolute right to extend the license term so long as it has not violated the conditions of the license. We have received a letter dated April 4, 2006, from the Tatarstan branch of the Federal Services for the Supervision of the Use of Natural Resources under the Ministry of Natural Resources of the Russian Federation, confirming that, to date, it has not identified any violations of the terms of our licenses that could prevent their extension and that, based on approved development plans and in accordance with the Subsoil Law, our licenses will be extended at our request. Our right to extend our licenses is, however, dependent on our continuing to comply with the terms of our licenses, and we have the ability and intent to do so. We plan to request the extension of our licenses and are currently in the process of requesting extensions for our most significant fields, including Romashkinskoye. Our current production plans are based on the assumption, which we consider to be reasonably certain, that we will be able to extend all of our existing licenses. These plans have been designed on the basis that we will be producing crude oil through the economic lives of our fields and not with a view to exploiting our reserves to maximum effect only through the license expiration dates.

Miller and Lents, our independent oil and gas consultants, have confirmed our view that it is ‘‘reasonably certain’’ that we will be allowed to produce oil from our reserves after the expiration of our existing production licenses and until the end of the economic lives of the fields. ‘‘Reasonable certainty’’ is the applicable standard for defining proved reserves under the SEC’s Regulation S-X, Rule 4-10. Accordingly, we have included in proved reserves in this annual report on Form 20-F all reserves that otherwise meet the standards for being characterized as ‘‘proved’’ and that we estimate we can produce through the economic lives of our licensed fields.

We revised our estimate of the net oil reserves as of January 1, 2005, as set out in the Revised Reserves Report. The revised report reflected a change in our oil price to U.S.$17.47 per barrel (rather than the price of U.S.$21.53 per barrel that had previously been used) and a change in the ownership interest in our Stepnoozerskoye and Yelginskoye fields. As a result, the estimate of our total proved reserves, previously 5,962.6 mmbbl, was revised to 5,801.1 mmbbl through the economic lives of our licensed fields, and the estimate of our total proved reserves through the current license expiration was revised from 1,499.1 mmbbl to 1,476.1 mmbbl, as presented in the Revised Reserves Report. This revision may affect our future net revenues subsequent to January 1, 2005. See ‘‘Exhibit 15.1—Report of Reserve Consultants, Miller and Lents, Ltd., dated March 20, 2006.’’

The SEC staff have indicated that proved reserves generally should be limited to those that can be produced through the license expiration date unless there is a long and clear track record which supports the conclusion that the extension of the license will be granted as a matter of course. We believe that the extension of our licenses is a matter of course as fully described above. To assist the reader in understanding the proved oil reserves that will be produced during the existing license periods and those that will be produced during the period of the expected license extension, we have presented reserves information in this annual report on Form 20-F for each of these two periods in ‘‘Item 4—Information on the Company—Exploration and Production.’’

Classification of reserves in Russia currently differs from classifications established in other countries, including the United States. In November 2005, the Russian Ministry of Natural Resources approved a new classification of reserves that should bring the Russian classification into line with international standards, in particular with the classification of petroleum reserves and resources established by the United Nations (WPC/SPE/AAPG). The new classification is expected to come into effect on January 1, 2009.

We calculate depreciation, depletion and amortization using the unit of production method over proved or proved developed oil and gas reserves depending on the nature of the costs involved. See Note 3 and the ‘‘Supplemental Information on Oil and Gas Exploration and Production Activities’’ to our audited consolidated financial statements to this annual report. The proved or proved developed reserves used in the unit of production method assume the extension of our production licenses beyond their current expiration dates until the end of the economic lives of the fields, as discussed, above.

We accrue estimated costs of dismantling oil and natural gas production facilities, including abandonment and site restoration costs, using the unit-of-production method and include these costs as a component of depreciation, depletion and amortization. These estimates are based on currently available technology and current environmental regulations and their interpretation. If these technologies or regulations or their interpretation change in the future, our actual results could differ from the estimates. Effective January 1, 2003, we adopted a new accounting principle relating to the accounting for asset retirement obligations, SFAS 143. This new statement applies to legal obligations associated with the retirement and removal of tangible long-lived assets. Following the requirements of SFAS 143, we recognize a liability for the fair value of legally required asset retirement obligations associated with long-lived assets in the period in which the retirement obligations are incurred (typically when the asset is installed at the production location). We capitalize the associated asset retirement costs as part of the carrying amount of the long-lived assets in accordance with SFAS 143. Over time the liability is increased for the change in its present value, and the capitalized cost in properties, plant and equipment is depreciated over the useful life of the related asset. Legal obligations, if any, to retire refining and marketing, distribution and banking assets are generally not recognized because of the indeterminable settlement date of these obligations.

Through December 31, 2002, in accordance with SFAS No. 19, ‘‘Financial Accounting and Reporting by Oil and Gas Producing Companies’’ (‘‘SFAS 19’’), the estimated undiscounted costs of dismantling and removing major oil and gas production and transportation facilities, including necessary site restoration, were accrued using the unit-of-production method. The change in accounting of asset retirement obligations was accounted for as a change in accounting principle.

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

Recent Accounting Pronouncements

Stock-based compensation.    On December 16, 2004, the Financial Accounting Standard Board (‘‘FASB’’) issued SFAS No. 123 (revised 2004), ‘‘Share Based Payment’’ (‘‘SFAS 123R’’), which is a revision of SFAS 123. SFAS 123R supersedes Auditing Practices Board (‘‘APB’’) 25 and amends Statement No. 95, ‘‘Statement of Cash Flows.’’ SFAS 123R prescribes the accounting for a wide range of share-based compensation arrangements, including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments. SFAS 123R is effective in the first interim or annual reporting period beginning after June 15, 2005.

SFAS 123R provides two alternatives for adoption: (1) a ‘‘modified prospective’’ method in which compensation cost is recognized for all awards granted subsequent to the effective date of this statement as well as for the unvested portion of awards outstanding as of the effective date and (2) a ‘‘modified retrospective’’ method which follows the approach in the ‘‘modified prospective’’ method, but also permits entities to restate prior periods to reflect compensation cost calculated under SFAS 123 for pro forma amounts disclosure. We plan to adopt SFAS 123R using the modified prospective method. The adoption of SFAS 123R is expected to have an impact on our results of operations. On March 30, 2005, the SEC released Staff Accounting Bulletin No. 107, ‘‘Share-Based Payment,’’ (‘‘SAB 107’’), which expresses the views of the SEC staff regarding the application of SFAS 123R. The impact of adopting SFAS 123R and SAB 107 cannot be accurately estimated at this time, as it will depend on the amount of share-based awards granted in future periods. However, had we adopted SFAS 123R and SAB 107 in a prior period, the impact would approximate the impact of SFAS 123 as described in the disclosure of pro forma net income and income per share in Note 3 to our consolidated financial statements included in this annual report.

Inventory costs.    In November 2004, the FASB issued SFAS No. 151, ‘‘Inventory Costs an amendment of ARB No. 43, Chapter 4’’ (‘‘SFAS 151’’). SFAS 151 requires that items, such as idle facility expense, excessive spoilage, double freight, and re-handling costs, be recognized as a current-period charge. The provisions of SFAS 151 are effective for financial statements for fiscal years beginning after June 15, 2005. We are analyzing the provisions of this statement to determine the effects, if any, on our results of operations, financial position or cash flow.

Nonmonetary exchanges of similar assets.    In December 2004, the FASB issued SFAS No. 153, ‘‘Exchanges of Nonmonetary Assets’’ (‘‘SFAS 153’’). SFAS 153 addresses the measurement of exchanges of nonmonetary assets. The guidance in APB 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB 29, however, included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 are effective for financial statements for fiscal years beginning after June 15, 2005. The adoption of the provisions of SFAS 153 is not expected to have a material impact on our results of operations, financial position or cash flow.

Accounting changes and error corrections.    In May 2005, the FASB issued SFAS No. 154, ‘‘Accounting Changes and Error Corrections’’ (‘‘SFAS 154’’). SFAS 154 replaces APB Opinion No. 20, ‘‘Accounting Changes’’ (‘‘APB 20’’), and SFAS No. 3, ‘‘Reporting Changes in Interim Financial Statements’’, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior period’s financial statements of all changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change, if a pronouncement which requires the change in accounting principle does not include specific transition provisions. SFAS 154 carries forward without change the guidance contained in APB 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. The adoption of the provisions of SFAS 154 is not expected to have a material impact on our results of operations, financial position or cash flow.

Discontinued operations.    In November 2004, the Emerging Issues Task Force (‘‘EITF’’) issued EITF No. 03-13, ‘‘Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations’’ (‘‘EITF 03-13’’). EITF 03-13 assists in the development of a model for evaluating (a) which cash flows are to be considered in determining whether cash flows have been or will be eliminated and (b) what types of continuing involvement constitute significant continuing involvement when determining whether the disposal or sale of a component of a business is to be accounted for as discontinued operations. We are analyzing the provisions of EITF 03-13 to determine the effects, if any, on our results of operations, financial position or cash flow.

Conditional asset retirement obligations.    In March 2005, the FASB issued Interpretation No. 47, ‘‘Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143’’ (‘‘FIN 47’’). This interpretation clarifies that an entity is required to recognize a liability for a legal obligation to perform asset retirement activities when the retirement is conditional on a future event if the liability’s fair value can be reasonably estimated. We are analyzing the provisions of this interpretation to determine the effects, if any, on our results of operations, financial position or cash flow.

Suspended well costs.    In April 2005, the FASB issued FASB Staff Position FAS No. 19-1, ‘‘Accounting for Suspended Well Costs’’ (‘‘FSP FAS 19-1’’). FSP FAS 19-1 amends SFAS 19 and applies to companies that follow the successful efforts method of accounting. FSP FAS 19-1 concludes that exploratory well costs should continue to be capitalized when the well has found a sufficient quantity of reserves to justify its completion as a producing well and an entity is making sufficient progress assessing the reserves and the economic and operating viability of the project. In addition FAS 19-1 requires certain disclosures to provide financial statement users information about management’s evaluation of capitalized exploratory well costs. The provisions of FSP FAS 19-1 are effective for the first reporting period beginning after April 4, 2005 and should be applied prospectively to existing and newly capitalized exploratory well costs. The adoption of the provisions of FSP FAS 19-1 is not expected to have a material impact on our results of operations, financial position or cash flow.

Implicit variable interest.    In March 2005, the FASB issued FASB Staff Position FIN 46(R)-5, ‘‘Implicit Variable Interests under FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities’’ (‘‘FSP FIN 46(R)-5’’). FSP FIN 46(R)-5 is applicable to both non-public and public reporting enterprises and addresses an issue that commonly arises in leasing arrangements among related parties, and in other types of arrangements involving related parties and unrelated parties. We are analyzing the provisions of this interpretation to determine the effects, if any, on our results of operations, financial position or cash flow. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company—Our independent registered public accounting firm reported weaknesses in our internal controls and we may not be able to remedy these material weaknesses or prevent future weaknesses.’’ See ‘‘—Variable Interest Entities’’ under this Item.

Buy/sell transactions.    In November 2004, the EITF began deliberating the accounting for buy/sell and related transactions as Issue No. 04-13, ‘‘Accounting for Purchases and Sales of Inventory with the Same Counterparty,’’ and reached a consensus at its September 2005 meeting. The EITF concluded that purchases and sales of inventory, including raw materials, work-in-progress or finished goods, with the same counterparty that are entered into ‘‘in contemplation’’ of one another should be combined and reported net for purposes of applying APB Opinion No. 29. Additionally, the EITF concluded that exchanges of finished goods for raw materials or work-in-progress within the same line of business is not an exchange subject to APB Opinion No. 29 and should be recorded at fair value.

The new guidance is effective prospectively beginning April 1, 2006, for new arrangements entered into, and for modifications or renewals of existing arrangements. The Group is reviewing this guidance to determine the effects, if any, on the Group's results of operations, financial position or cash flow.

Variable Interest Entities

Effective January 1, 2004, we have adopted FSP FIN 46(R)-5, in respect of variable interest entities (‘‘VIEs’’) created before January 31, 2003. Hereunder is the description of our VIEs.

ZAO Univest-Holding

ZAO Univest-Holding (‘‘Univest-Holding’’), a wholly owned subsidiary of ZAO OLC Center-Capital, was founded on October 6, 1999. As of December 31, 2004, we held a 29.85% ownership interest in ZAO OLC Center-Capital and, accordingly, held an indirect ownership of 29.85% in Univest-Holding. This investment has been accounted for under the equity method in these consolidated financial statements.

Univest-Holding is engaged in leasing operations and wholesale trading. During 2004, Univest-Holding was primarily engaged in the leasing out of vehicles, oil-production equipment, and power equipment. Univest-Holding finances its equipment purchases through loans primarily from third party entities registered offshore.

During 2004, we acquired from Univest-Holding, under finance leasing arrangements, machinery and equipment amounting to RR1,241 million and made lease payments of RR1,289 million. During 2004, we indirectly provided financing to Univest-Holding, through loans to a third party. As of December 31, 2004, these loans amounted to RR781 million.

We determined that Univest-Holding was a VIE but that OAO Tatneft was not the primary beneficiary.

Our maximum exposure to loss is estimated to be RR1,206 million, representing loans and accounts receivable from Univest-Holding as of December 31, 2004. These receivables have been accounted for as financial assets.

Oil and oil products traders

During the year, we entered into a number of transactions in the normal course of business with a number of crude oil and oil products traders. We hold no equity in the entities in question.

We were unable to obtain the necessary financial information to determine whether these entities are variable interest entities or whether we are the primary beneficiary, principally due to legal and other barriers, privacy laws and information disclosure rules and practices in Russia.

Net sales activities with these entities in the year ended December 31, 2004 were approximately RR55,497 million, of which RR49,357 million resulting from sales of crude oil and RR6,140 million from sales of oil products. Net purchasing activities accounted for approximately RR10,527 million, of which RR2,306 related to crude oil purchases and RR8,221 million to purchases of oil products.

Our maximum exposure to loss because of its involvement with these entities is estimated to be approximately RR3,414 million, which primarily represents our accounts receivable from these entities as of December 31, 2004. These receivables have been accounted for as financial assets.

Off-shore entities

During the year, we entered into a number of transactions in the normal course of business with a number of off-shore entities.

Xyloco Enterprises Ltd. was engaged in treasury stock transactions on behalf of the Group. In 2003 and 2004, Xyloco Enterprises Ltd. purchased 1,173,200 ADR's and 1,175 Ordinary Shares for a total amount of RR622 million. These securities, together with dividends thereon, were transferred to us in 2004. Solden Investments Ltd. was engaged in securities trading on behalf of the Group. In 2004, Solden Investments Ltd. entered into securities sales and purchase transactions for a total amount of RR445 million. During 2004, we extended loans to Seapower Impex House amounting to RR1,990 million which were repaid in July 2005. The loans bear interest at rates ranging between 3-months LIBOR plus 3.2646% to 3-months LIBOR plus 3.8638% per annum.

We were unable to obtain the necessary financial information to determine whether the above entities were variable interest entities or whether we are the primary beneficiary.

Our maximum exposure to loss because of its involvement with these entities is estimated to be RR1,990 million, which represents the loan granted to Seapower Impex House at December 31, 2004, and which has been accounted for as a financial asset.

RESEARCH AND DEVELOPMENT

In the years ending December 31, 2004 and 2003, we spent approximately RR283.8 million and RR316 million on research and development, respectively.

The Tatar Research and Design Institute of the Oil Industry (‘‘TatNIPIneft’’), a research division of ours, has been in operation for approximately 50 years and is our main research and development unit. TatNIPIneft is one of the leading petroleum and petrochemicals research and development institutes in Russia and specializes in the prospecting and exploration of oil fields, well construction and rehabilitation, production methods, corrosion protection of oil equipment, and the assessment of reserves and development of oil fields.

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

We use a variety of patented technologies (and related processes) in our operations, as do our affiliates and related institutes, such as TatNIPIneft. These patented technologies and processes include several that have been licensed from third parties. We currently hold approximately 3,000 Russian patents, of which we currently actively exploit approximately 30. In addition, we hold 19 patents outside Russia, including in Canada, China, Germany, France, Iran, Italy, Mexico, the United Kingdom, the United States and Vietnam. Patented technology (and related processes) that are material to our operations consist primarily of patents relating to protecting pipelines against corrosion caused by water or foreign particles, patents for local well casing technology and patents relating to extracting and containing natural gas and light hydrocarbons escaping from crude oil held in storage. We developed some of these patents (such as those on the TATEX natural gas collection system) in joint ventures or in collaboration with third parties. We believe that licensing revenues are not material to us.

In 2004, our oil field development work included continued development of new designs and processes for the application of advanced oil bed stimulation methods and technologies, in order to ensure profitable oil field development. In the area of well construction, we have specifically focused on increasing penetration rates and well production capabilities. Moreover, we continue to improve the quality of techniques for drilling mud, technologies for implementing profile shut-offs and construction of small-diameter wells. In oil and natural gas treatment, we continued work on reconstruction of the collection system, improvement of accounting, as well as implementation of more strict requirements for the oil quality to meet demands of the world and domestic markets.

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

In order to protect our equipment, we have worked to develop new anticorrosion equipment and monitoring programs, including new field development methods. We have also sought to develop geological-technical measures for improving our flooding system, ensuring a reliable operation of well stock and creating highly efficient pumping units, valving and ‘‘Christmas-tree’’ equipment. We have also worked to develop technical solutions for the production of high viscosity oil as well as the profitable operation of flooded and low-producing wells. We continued to improve oil gathering and well-productivity accountability measures and to develop efficient depth pumping units and wellhead equipment for producing wells. In addition, we have undertaken an environmental analysis, including assessing the adequacy of our current environmental efforts and the health of the population in the oil-producing areas of Tatarstan in which we operate.

LICENSES

As of December 31, 2005, we held 59 production licenses giving us the exclusive rights to produce oil from 73 fields. Of our 59 licenses, 34 were solely production licenses and 25 were combined exploration and production licenses, 6 of which cover 19 oil fields. Two licenses were provided for the Tat-Kandyzskoe oil field located in the Republic of Tatarstan and the Orenburg region. Our joint ventures held production licenses for seven additional oil fields and two subsoil areas: three oil fields of Tatoilgas, two oil fields of TATEX and two oil fields and two subsoil areas of Kalmtatneft. Of the nine licenses held by the joint ventures, one license held by TATEX and two licenses held by Kalmtatneft were solely production licenses and six were combined exploration and production licenses.

Seven of the exploration and production licenses allow for exploration with the right to future development on newly discovered fields. Once exploration is completed, however, each field will require a separate development license with specific conditions relating to that field. Five of these licenses were issued in 1995 and cover nearly the entire oil-prospecting region of Tatarstan. These licenses exclude only fields for which specific licenses have already been granted, and are valid for 25 years. There are currently 19 known oil fields within these license areas, including 17 oilfields for which we have already acquired mining allotments and are in the process of undertaking initial testing exploitation. In addition, two of the exploration and production licenses were granted to our joint venture Kalmtatneft for exploration and production in Kalmykia in March 2002. In 2004, Kalmtatneft received a license for geological survey and evaluation of deposits of hydrocarbon materials in Kalmykia.

We own 75.1% in each of Tatneft-Abdulino and Tatneft Severny, which hold one and two subsoil licenses, respectively, for the exploration of hydrocarbon materials in deposits in the Orenburg region. Tatneft-Abdulino and Tatneft Severny each also received an additional license for the exploration of hydrocarbon materials in deposits in the Orenburg region in a license tender held on March 29, 2005. We own 50% of Kalmneftegaz, which holds four licenses to explore and develop four oil fields in Kalmykia and two licenses for geological survey in Kalmykia. We also acquired in 2004 51% of ZAO

Abdulinskneftegaz, which holds one geological survey license for oil fields in the Orenburg region. Tatneft also holds a 74.9% interest in Tatneft-Samara, which holds three subsoil licenses for the exploration of hydrocarbon materials in deposits in the Samara region and recently received an additional two licenses for the exploration and production of hydrocarbon materials in deposits in the Samara region in a license tender held on February 22, 2005. We also acquired in 2005 70% of Ilekneft, which holds one production license and two combined exploration and production licenses. In 2005, we acquired 50% of both Severgeologia and Severgaznefteprom, which each hold two geological survey licenses for oil fields in Nenetsk Autonomous District.

We also currently hold Russian Federation exploration licenses, valid for five years from the date of issuance: one for exploration in the Ulyanovsk region (issued in October 2000 and renewed for three years in 2005), one for exploration in the Chuvash Republic (issued in May 2001) and seven for exploration in the western part of Tatarstan (issued in 2003).

Most of our existing production and combined exploration and production licenses were issued between 1993 and 1997 under the ‘‘grandfather’’ provisions of the Tatarstan and Russian laws on subsoil use. The production licenses give Tatneft and the joint ventures the exclusive right to exploit fields in a defined area and are valid for 20 years, and the combined licenses that allow both exploration and production of crude oil are valid for 25 years. All of the licenses relating to the fields located in Tatarstan held by our joint ventures and all but two licenses held by small Tatarstan oil companies were transferred to such entities by Tatneft.

In order to comply with our exploration and production licenses, we pay certain local and federal taxes and to meet certain environmental requirements. These licenses may be revoked if we fail to comply with their terms or if we fail to heed warnings given by the regulatory authorities.

Article 10 of the Subsoil Law provides that a license to use a field must be extended by the relevant authorities at the initiative of the license holder if the extension is necessary to finish production in the field, provided that the licensee has not violated the terms of the license. We believe that our existing production licenses will be extended at or prior to their scheduled expiration and we will apply for extensions of our existing production licenses when appropriate. See ‘‘Item 4—Information on the Company—Overview of the Russian Oil Industry—Regulation of the Russian Oil Industry—Licensing.’’

During the fourth quarter of 1997 and 1998, pursuant to a decree of the Tatarstan government encouraging the development of small new oil fields by newly established companies, we transferred several of our oil fields to such newly established companies. Transferred fields were covered by the five special Russian exploration licenses referred to above. As of December 31, 2004, as a result of this process, 28 newly formed oil companies held licenses for 66 small oil fields. Some of the newly established companies are majority owned by former employees of Tatneft. These companies are not affiliates of Tatneft. Such transfers may not have been made in full compliance with Russian law, which requires that the initial license-holder own not less than 50% in the legal entity that receives the license and that the new license-holder possesses the equipment necessary to explore the oil field or extract oil. Subsoil licenses are issued jointly by local and federal authorities. See ‘‘Item 4—Information on the Company—Exploration and Production.’’

TRENDS INFORMATION

Information on recent trends in our operations is discussed in ‘‘Item 4—Information on the Company—Strategy’’ and ‘‘—Results of Operations’’ above.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The Joint-Stock Companies Law requires at least a seven-member Board of Directors for an open joint stock company with more than 1,000 holders of ordinary shares and at least a nine-member Board of Directors for an open joint stock company with more than 10,000 holders of ordinary shares. Our Board currently consists of 15 members. Directors are elected for one-year terms by our shareholders’ meeting by cumulative voting and can be re-elected for an unlimited number of terms. If the Board is not elected at the time prescribed under current legislation, the powers of the existing Board terminate and a new shareholders’ meeting has to be convened to elect a new Board. All directors can be removed by a vote of the shareholders’ meeting. Apart from those members appointed by the Tatarstan government, through Svyazinvestneftekhim in its capacity as a shareholder of Tatneft, the Tatarstan government holds a Golden Share in our company that gives it power to appoint a representative to our Board. See ‘‘Item 4—Information on the Company—Relationship with Tatarstan’’ and ‘‘Item 7—Major Shareholders and Related Party Transactions.’’

As of the date of this annual report, the members of our Board of Directors are as follows:

Name	Titles	Year of Birth
Rustam Nurgalievich Minnikhanov*	Chairman of the Board, Prime Minister of the Republic of Tatarstan	1957
Shafagat Fahrazovich Takhautdinov	Director, General Director of Tatneft	1946
Rishat Fazlutdinovich Abubakirov	Director, Head of the Almetyevsk Region and City Administration	1959
Radik Raufovich Gaizatullin	Director, Finance Minister of the Republic of Tatarstan	1964
Sushovan Ghosh	Director, Managing Director of SGI Group Ltd.	1957
Nail Gabdulbarievich Ibragimov	Director, First Deputy General Director of Production, Chief Engineer	1955
Rais Salikhovich Khisamov	Director, Deputy General Director, Chief Geologist	1950
Vladimir Pavlovich Lavushchenko	Director, Deputy General Director of Economics	1949
Nail Ulfatovich Maganov	Director, First Deputy General Director, Head of Oil and Refined Products Sales Department	1958
Renat Halliulovich Muslimov	Director, State Counsel to the President of the Republic of Tatarstan	1934
Valery Yurievich Sorokin	Director, General Director of Svyazinvestneftekhim	1964
Mirgazian Zakievich Taziev	Director, Member of the Executive Board, Head of the Almetievneft NGDU	1947
Valery Pavlovich Vasiliev	Director, Minister of Land and Property Relations of the Republic of Tatarstan	1947
Maria Leonidovna Voskresenskaya	Director, Director of Brentcross Ltd.	1955
David William Waygood	Director, Director of Waygood Limited	1950

*	Appointed to the Board of Directors pursuant to the exercise of the Golden Share rights of the Tatarstan government.

As of the date of this annual report, members of the Executive Board of Tatneft who are not also directors are as follows:

Name	Title	Year of Birth
Viktor Isakovich Gorodny	Deputy General Director, Head of Property Management Department	1952
Iskandar Gatinovich Garifullin	Chief Accountant	1960
Valeriy Dmitrievitch Ershov	Head of Legal Department	1949
Semyon Afroimovich Feldman	Advisor to the General Director	1936
Khamid Zagirovich Kaveev	Deputy General Director and Director of OOO Tatneft Regions	1955
Rustam Nabiullovich Mukhamadeev	Deputy General Director of Personnel and Social Development	1952
Rafael Saitovich Nurmukhametov	Head of the Leninogorskneft NGDU	1949
Rafkat Mazitovich Rakhmanov	Deputy General Director of Oil Well Repair and Oil Enhanced Recovery	1948
Zagit Foatovich Sharafeev	Deputy General Director of Tatneft, Director of Tatneft-Neftekhim	1955
Fyodor Lazarevich Shyelkov	Deputy General Director on General Matters	1948
Mikhail Nikolaevich Studenskiy	Deputy General Director of Drilling	1945
Evgeny Aleksandrovich Tikhturov	Head of Finance Department	1960
Vladlen Aleksandrovich Voskoboinikov	Head of Consolidated Financial Reporting Department	1965
Alexander Trofimovich Yukhimets	Secretary of the Board of Directors	1949
Vladimir Nikolaevich Zinoviev	Deputy General Director of Capital Construction	1951

Biographies of the directors and executive officers are set out below.

Rustam Nurgalievich Minnikhanov.    Mr. Minnikhanov was born in 1957. In 1978, he graduated from the Kazan Agricultural Institute with a specialization in mechanical engineering, and he graduated from the Institute of Soviet Trade in 1986. He started work in 1978 as engineer responsible for diagnostics at the Sabinsky District Union of Agricultural Equipment. He further worked as Senior and Chief Power Engineer at the Sabinsky Forestry Engineering Co. From 1983 to 1985, he was Deputy Director of Trade at the Trade Authority of the Sabinsky District, and from 1985 to 1990 he was Chairman of the Arsky Consumer Supplies Board. He was then elected Chairman of the Executive Committee of the Arsky Council of Peoples’ Deputies. In 1992, he was First Deputy Head of the Administration of the Arsky District of the Republic of Tatarstan, and from 1993 to 1996, he was Chairman of the Visokogorsky District Council of People’s Deputies and then Head of Administration of the Visokogorsky District of the Republic of Tatarstan. From 1996 to 1998 he was Minister of Finance of the Republic of Tatarstan. Since July 1998 he has been Prime Minister of the Republic of Tatarstan. He has served as Chairman of our Board since June 1998. He has a Ph.D. in Economics.

Shafagat Fahrazovich Takhautdinov.    Mr. Takhautdinov was born in 1946. In 1971, he graduated from the Gubkin Petrochemical and Gas Industry Institute of Moscow. He started work in 1964 as a driller’s assistant at the Almetyevsk Drilling Operations Department and then worked as an oil production operator, underground well repair foreman and manager of a reservoir pressure maintenance section. He also served as Head of the Djalilneft NGDU (1978-1983), Head of the Almetyevneft NGDU (1983-1985), First Secretary of the Leninogorsk City Committee of the Communist Party (1985-1990), and Chief Engineer and First Deputy General Director of Tatneft (1990-1999). Since 1999, he has been our General Director. He has a Ph.D. in Economics.

Rishat Fazlutdinovich Abubakirov.    Mr. Abubakirov was born in 1959. In 1981, he graduated from the Kazan Construction Engineering Institute. After graduation, he served for two years in the army. Between 1983 and 1990, he was a Young Komsomol League member and then a Communist Party functionary, serving at the Almetyevsk City Komsomol Committee, the Tatar Regional Komsomol Committee and the Almetyevsk City Committee. Between 1990 and 2001, he worked at Tatneft as assistant to the General Director, Head of the Public Relations Department, Head of Staff and Deputy General Director of Personnel and Social Development. Since July 2001, he has been Head of the Almetyevsk Region and City Administration. He has a Ph.D. in Economics.

Radik Raufovich Gaizatullin.    Mr. Gaizatullin was born in 1964. In 1985, he graduated from the Kazan Agricultural Institute with a specialization in accounting and economic analysis of agriculture. He started work as chief accountant at the collective farm Mayak, Laishevsky District. He then worked as the leading economist for control and supervision of the Laishevsky District Cooperative Society, and then as the chief accountant of the agricultural firm Biryuli, Visokogorsky District. In 1999, he was transferred to the Ministry of Finance of the Republic of Tatarstan as Head of the Section for Financing Agriculture and Food Industry. In June 2000, he was appointed Deputy Minister of Finance of the Republic of Tatarstan, and in 2001 he was appointed First Deputy Minister of Finance of the Republic of Tatarstan. Since June 27, 2002, he has served as Finance Minister of the Republic of Tatarstan. He has been a member of our Board of Directors since 2001.

Sushovan Ghosh.    Mr. Ghosh was born in 1957. He graduated with First Class Honors in 1979 from the Queen Mary’s College of the University of London with a specialization in electrical and electronics engineering. He is also a Fellow of the Institute of Chartered Accountants, England and Wales. From 1998 to 2000 and since 2002 he has served as the Managing Director of SGI Group Ltd. (U.K.), and from 2001 to 2002 he was Deputy Head of the International Investments and Trading Department and Director of Finance of Renaissance Capital in Russia.

Nail Gabdulbarievich Ibragimov.    Mr. Ibragimov was born in 1955. In 1977, he graduated cum laude from the Gubkin Petrochemical and Gas Industry Institute of Moscow. He first worked as an oil and natural gas production operator with the Almetyevneft NGDU, and was then promoted to the position of Chief Engineer of the Almetyevneft NGDU. In 1999, he was appointed Deputy General Director and Chief Engineer of Tatneft. He has been First Deputy General Director of Production and Chief Engineer of the Company since 2000. He has a Ph.D. in Technical Sciences.

Rais Salikhovich Khisamov.    Mr. Khisamov was born in 1950. In 1978, he graduated from the evening department of the Gubkin Petrochemical and Gas Industry Institute of Moscow with a specialization in mining engineering. He started work as an oil production operator at the Oil Production Department of Elkhovneft, then worked as a collector at the Birsk Geological Prospecting Unit and as an operator at the Oil Production Department Irkenneft. In 1972, after serving in the army, he joined the Irkenneft NGDU where he worked until 1997, gradually promoted from the position of well exploration operator to that of Chief Geologist of the Irkenneft NGDU. Since October 1997, he has been working as Chief Geologist and Deputy General Director of the Company. He has a doctorate in Geology and Mineralogy.

Vladimir Pavlovich Lavushchenko.    Mr. Lavushchenko was born in 1949. In 1972, he graduated from the Gubkin Petrochemical and Gas Industry Institute of Moscow. After serving in the army, he worked as an engineer, then as a senior engineer and chief of a computing equipment group at the Research and Production Division of the Almetyevneft NGDU. In 1984, he became Head of the Scientific Organization of Work Section of the Yamashneft NGDU, and from 1986, he worked as Deputy Director of Economic Matters of the Almetyevneft NGDU. In April 1995, he was appointed Chief Accountant of Tatneft, and since 1997, he has been Deputy General Director of Economics. He has a Ph.D. in Economics.

Nail Ulfatovich Maganov.    Mr. Maganov was born in 1958. In 1983, he graduated from the evening department of the Gubkin Petrochemical and Gas Industry Institute of Moscow. He started work in 1977 at the Elkhovneft NGDU, where he was gradually promoted from the position of transportation helper to that of Head of the Oil and Gas Production Division. Between 1991 and 1993, he was Deputy Head of the Zainskneft NGDU for capital construction. In 1993, he was transferred to the position of Head of Tatneft Oil and Refined Products Sales Department. In 1994, he was appointed Deputy General Director of Production of Tatneft. Since July 2000, he has been our First Deputy General Director of the Sales of Oil and Refining and Oil Products and Head of the Oil and Refined Products Sales Department.

Renat Halliulovich Muslimov.    Mr. Muslimov was born in 1934. In 1957, he graduated from the Kazan State University with a specialization in geology and exploration of oil and natural gas fields. He started work in 1957 as a driller’s assistant with a well development team, and later became Head of the Geological Section of the Oil Production Department of Bugulmaneft and Chief Geologist of the Oil Production Department of Leninogorskneft. From 1966 he worked as Chief Geologist and Deputy General Director of Tatneft. Since 1998, he has been State Counsel to the President of the Republic of Tatarstan. He has a Ph.D. in Geology and Mineralogy.

Valery Yurievich Sorokin.    Mr. Sorokin was born in 1964. He graduated from the Kazan State University in 1986. From 1996 to 2002, he worked as director of the Agency for State Debt Management of the Republic of Tatarstan under the Ministry of Finance of the Republic of Tatarstan. Since 2003 he has been General Director of Svyazinvestneftekhim.

Mirgazian Zakievich Taziev.    Mr. Taziev was born in 1947. He graduated from the Oktyabrsk Oil Technical College with a specialization in mechanics. In 1972, he graduated from the Gubkin Petrochemical and Gas Industry Institute of Moscow with a specialization in machine and equipment of the oil and gas industry. In 1965, Mr. Taziev began working as a machinist-repairman in the oil-industrial section of Tyumazineft of Production Association ‘‘Bashneft.’’ From 1966 to 1978, he worked at the Elkhovneft NGDU, as a mechanic, a specialist in oil production, and the head of exchange of the regional engineering-technological service. In 1978, he joined Tatneft, working as the head of the repair shop and assistant Head of Central Production Services for the repair of electrical loading stations. In 1984, he became assistant Head of construction at Elkhovneft. In 1988, he was appointed Head of the Irkenneft NGDU. From 2001 to 2005, Mr. Taziev served as Head of the Djalilneft NGDU. In 2005, he was appointed Head of the Almetievneft NGDU. Mr. Taziev is also a member of our Executive Board.

Valery Pavlovich Vasiliev.    Mr. Vasiliev was born in 1947. He graduated from the Kazan Agricultural Institute in 1970 with a specialization in mechanical engineering. He started work in 1970 as a mechanical engineer at the District Coordination Council of the Agricultural Department of the Executive Committee of the Laishevsky District Council. He then worked in the Laishevsky District as Chief Engineer of the Volzhsky state farm, Chairman of the Put Ilyicha collective farm and Director of the Rossiya state farm. His other positions have included: from 1977 to 1985 service as a full-time party officer, serving as the Second and First Secretary of the Laishevsky District Committee of the Communist Party and Head of the Agriculture and Food Industry Section of the Tatar Region Committee of the Communist Party. In 1986, he was appointed First Deputy Chairman of the Republic’s State Agricultural Committee and Minister of the Tatar Autonomous Soviet Socialist Republic. He was then appointed First Secretary of the Rybno-Slobodsky District Committee of the Communist Party. From 1989 to 1995, he worked at the government of the Republic of Tatarstan as First Deputy Chairman of the Council of Ministers of the Tatar Autonomous Soviet Socialist Republic and First Deputy Prime Minister of the Republic of Tatarstan. He was then Head of the Control Department of the President of the Republic of Tatarstan. From 1996 to 1999, he headed the Ministry for Agriculture and Food of the Republic of Tatarstan. In May 1999, he was appointed Chairman of the State Property Management Committee of the Republic of Tatarstan. Since 2001, he has been Minister for Land and Property Relations of the Republic of Tatarstan.

Maria Leonidovna Voskresenskaya.    Ms. Voskresenskaya was born in 1955. She graduated from the Moscow Financial Academy in 1977 with a specialization in economics. She is a U.S. Certified Public Accountant and a certified Russian Auditor. She is also a Director in the Board of Directors of the Independent Directors Association in Russia. She worked at Ernst & Young Moscow office from 1991 until 2003, where she was a partner. During 1993 and 1994, she worked at Ernst & Young Philadelphia office in the United States. Since 2004 she served as a director of Brentcross Holding Ltd.

David William Waygood.    Mr. Waygood was born in 1950. He is an Associate of the Institute of Bankers in the United Kingdom. From 1998 to 1999, Mr. Waygood served as Group Representative in the Moscow representative office of the National Westminster Bank plc. In 2000 and 2001, he was Director at LTP Trade plc, London, a trade finance company. Since August 2001, he has been Director of Waygood Limited, an international business consultancy.

Viktor Isakovich Gorodny.    Mr. Gorodny was born in 1952. In 1978, he graduated cum laude from the Gubkin Petrochemical and Gas Industry Institute of Moscow with a specialization in technology and comprehensive mechanization of oil and gas field development. Mr. Gorodny also graduated from the Higher Communist Party School in Saratov in 1987, from the Business Technology College of the North-Western Extramural Polytechnic Institute in 1993 and from the International Personnel Academy in Kiev, Ukraine, in 1998. Between 1969 and 1984, he worked at the Almetyevneft NGDU at various worker and engineer positions, then served as Secretary of the Communist Party Committee at the Elkhovneft NGDU (1984-1985); superintendent of the industrial-transport section of the Almetyevsk City Committee of the Communist Party (1985-1988); and Deputy Head of the Capital Construction Department of the Almetyevneft NGDU (1988-1995). He is a deputy of the Joint Council of the Almetyevsk District of the city of Almetyevsk. Since 1995, he has served as Deputy General Director and Head of the Property Management Department of Tatneft. He has a Ph.D. in Economics.

Iskandar Gatinovich Garifullin.    Mr. Garifullin was born in 1960. In 1981, he graduated from the Kazan Financial and Economic Institute with a specialization in accounting. Between 1981 and 1982, he worked as Deputy Chief Accountant of a mobile unit of the PA Tatneftestroi. Subsequent work includes serving as an accountant at the Construction and Installation Department of the Suleevneft NGDU (1983-1985); chief accountant of a state farm (1985-1989); Chief Accountant of the Almetyevsk District Agro-Industrial Production Association (1989-1991); Chief Accountant of the Almetyevneft NGDU (1991-1997); and Chief Accountant of Tatneft (1997-1999). Since 1999, Mr. Garifullin has served as Chief Accountant and Head of the Accounting and Financial Reporting Department of Tatneft.

Valeriy Dmitrievitch Ershov.    Mr. Ershov was born in 1949. In 1978, he graduated from the Kazan State University with a specialization in jurisprudence. He started work in 1971 as an adjuster at the Omsk Aviation Plant. From 1972 to 1992 he served in the Ministry for the Interior of Tatarstan. He then worked as Head of the Bureau for Foreign Economic Relations of AO Alnas (1992-1995) and Director of OOO Taurus (1995-1998). In 1998, he joined Tatneft as Head of Legal Department (renamed from Legal Division after a reorganization in 2002).

Semyon Afroimovich Feldman.    Mr. Feldman was born in 1936. In 1958, he graduated from the Leningrad Mining Institute and received the specialization of mining engineer for development of oil and natural gas fields. He worked first as an oil production operator, and then as a production foreman, manager of an oil production section and Deputy Head for Capital Construction at the Prikamneft NGDU. From 1985 until February 2004, he served as Deputy General Director of Capital Construction at Tatneft. From February 2004, Mr. Feldman has served as Advisor to the General Director of Tatneft.

Khamid Zagirovich Kaveev.    Mr. Kaveev was born in 1955. He graduated from the Kazan Aviation Institute in 1978, and received a Ph.D. in Economics from the Academy of National Economy in 1992. After working at the Kazan Aviation Institute, he worked at the Minnibaevsk Oil Refinery from 1979 to 1984. He then worked as an instructor at the Almetyevsk City Committee of the Communist Party, from 1987, serving as Deputy Chairman of the City Council of People’s Deputies and from 1989 as Chairman of the Almetyevsk City Council of People’s Deputies. He has served as Deputy Manager of the joint ventures Tatoilpetro and TATEX since 1992, and was appointed General Director of TATEX in December 1996. Since June of 1999, he has served as Deputy General Director and Head of the Foreign Economics Corporation of Tatneft. Since 2005, Mr. Kaveev became Director of OOO Tatneft Regions and continued to serve as Deputy General Director.

Rustam Nabiullovich Mukhamadeev.    Mr. Mukhamadeev was born in 1952. In 1977, he graduated from the Gubkin Petrochemical and Gas Industry Institute of Moscow, with a specialization in technological and complex mechanization for the development of oil and gas fields. From 1970 to 1971, Mr. Mukhamadeev worked as a student operator for Elkhovneft. Following service in the army, he joined the evening department of the Tatarstan branch of the Gubkin Petrochemical and Gas Industry Institute of Moscow as a senior laboratory technician. In 1975, Mr. Mukhamadeev returned to Elkhovneft as an oil-pump research engineer, subsequently becoming a senior geologist at Tatneftegasrazvedka in 1978. His subsequent work includes serving as an instructor in the industrial-transport section of the Almetyevsk City Committee of the Communist Party (1981-1985); Secretary of the Communist Party committee, Assistant Director of Personnel, extra-curricular and social development, Assistant Director of Social

Development and Assistant Director of General Operations of the Elkhovneft NGDU (1985-1998); and head of the Almetyevsk repair and construction division of Tatneft (1998-2001). Mr. Mukhamadeev has served as our Deputy General Director of Personnel and Social Development since August 2001.

Rafael Saitovich Nurmukhametov.    Mr. Nurmukhametov was born in 1949. He began working in 1966 as an electrician. In 1974, he graduated from the Ufa Oil Institute with a specialization in technology and complex mechanization of the development of oil and gas fields. After graduation, he worked at the Suleevneft NGDU as an oil production operator, technology engineer, foreman for oil production, Head of the Oil and Gas Production Shop, and Head of Subterranean and Capital Oil Well Workover. Mr. Nurmukhametov has also served at the Tatar Regional Committee of the Communist Party and as an instructor and Head of the Oil and Gas Production Departments of the Djalilneft NGDU (1983-1986), the Laseganneft NGDU (1986-1989) and the Pokachivneft NGDU (1987-1989). Since 1989, he has been Head of the Leninogorskneft NGDU of Tatneft.

Rafkat Mazitovich Rakhmanov.    Mr. Rakhmanov was born in 1948. He started work in 1964 as a car mechanic. In 1970, he graduated from the Ufa Oil Institute with a specialization in machinery and equipment for oil and gas fields. After graduation, he worked at the Djalilneft NGDU as a laboratory engineer, oil production foreman, Head of the District Engineer Controlling Service, Head of Oil and Gas Production Shop and Head of a Production Department. He later became Chief Engineer at the Company for well workover. From 1982-1986, he was Head of Oil and Gas Production Shop and then Head of Production Department of the Elkhovneft NGDU. In 1986, he was appointed Head of Almetyevsk Central Base for the Maintenance of Oil Production Equipment. In 2001, he became our Deputy General Director of Oil Well Repair and Oil Enhanced Recovery.

Zagit Foatovich Sharafeev.    Mr. Sharafeev was born in 1956. In 1980 he graduated from the Kazan Chemical-Technological Institute and in 1991 he graduated from the All-Union Finance and Economics Institute. He also has a Ph.D. in Economics. From 1997 to 2000, he was General Director of OAO Nizhknekamsktekhuglerod. From 2000 to 2002, Mr. Sharafeev was First Deputy General Director of Nizhnekamskshina and from 2002 was First Deputy Director of Tatneft-Neftekhim. In August 2004, Mr. Sharafeev became Director of Tatneft-Neftekhim.

Fyodor Lazarevich Shyelkov.    Mr. Shyelkov was born in 1948. In 1972, he graduated from the Gubkin Petrochemical and Gas Industry Institute of Moscow with a specialization in oil and gas field machinery and equipment. He started work in 1966 as a driller’s assistant at the directorate Tatburneft. His subsequent work positions include: mechanic, driller’s assistant, senior mechanical engineer at Leninogorskburneft (1972-1973); service in the army (1973-1974); mechanic, Deputy Manager, Manager of the Production Servicing Unit, Secretary of the Communist Party Committee of the Leninogorsk Drilling Work Department (1974-1983); Head of the Leninogorsk Oil Well Repair and Oil Enhanced Recovery Department (1983-1985); First Deputy General Director of PA Tatneft for Western Siberia (1985-1987); Head of the Department for the Preparation of Processing Fluid for Maintaining Reservoir Pressure of PA Tatneft (1987); and as Deputy General Director of PA Tatneft and Head of the Industrial Transport and Special Purpose Equipment Department (1987-1996). Since 1996, he has served as our Deputy General Director of General Matters.

Mikhail Nikolaevich Studenskiy.    Mr. Studenskiy was born in 1945. In 1966, he graduated from the Oktyabrsk Oil Technical College with a specialization in oil well drilling, and he graduated from the Ufa Oil Institute in 1972. From 1966 until 1997, he held various positions, from driller to Head of Almetyevsk Drilling Works Department. He has served as Deputy General Director of Drilling of Tatneft since January 2000 and as a Deputy General Director and Head of the Drilling Department since October 2002.

Evgeny Aleksandrovich Tikhturov.    Mr. Tikhturov was born in 1960. In 1982, he graduated from the Ordjonikidze Moscow Management Institute with a specialization in organization of management. After service in the army, he started work in 1984 at the Yamashneft NGDU as an engineer. Subsequent positions included: Head of the Labor Organization Section, Head of the Labor and Salary Section, Deputy Head for Economics, Deputy Head for Economics—Chief Accountant. In 1995, he was transferred to the position of Deputy Head of Economics and Finances. In 1997, he was appointed Head of Tatneft’s Finance Department. Since 1999, he has served as the Head of Finance Department.

Vladlen Aleksandrovich Voskoboinikov.    Mr. Voskoboinikov was born in 1965. He graduated in 1993 from the Southern Alberta Institute of Technologies with a specialization in accounting and he received an MBA from the University of Aspen in 2002. From 1995 to 1999, he worked at Black Sea Energy, a company listed on the Toronto Stock Exchange, as Chief Financial Officer for oil projects in Russia, then from the year 2001 to 2005, he worked as Chief Financial Officer at the Siberian Service Company, one of the largest oil servicing companies in Russia. Beginning from September 2005, he has served as Head of the Consolidated Financial Reporting Department at Tatneft and became member of the Management Board on December 30, 2005.

Alexander Trofimovich Yukhimets.    Mr. Yukhimets was born in 1949. He graduated from the Tatar evening faculty of the Gubkin Petrochemical and Gas Industry Institute of Moscow in 1972. He started working in 1966 as a machinist, master in oil production of RITS-1 of the Almetyevneft NGDU. After serving in the army, he worked as an engineer and as Head of Shift of RITS-1. In 1974, he was elected Deputy Secretary of the Communist Party Committee of the Almetyevneft NGDU. From 1976 to 1979, he worked as Deputy General Engineer for Safety. He was elected Head of the Trade Union of the Almetyevneft NGDU in 1979 and Head of the Trade Union of Tatneft in 1985. He served as Deputy Head of the Suleevneft NGDU from 1990 to 1995. Since 1995 Mr. Yukhimets has served as Secretary of our Board of Directors.

Vladimir Nikolaevich Zinoviev.    Mr. Zinoviev was born in 1951. He graduated from the Kazan Construction Engineering Institute in 1980 with a specialization in industrial and civil construction. Following service in the army (1972-74), he was a foreman at a construction company (1974-76), instructor of industrial-transportation department of the City Communist Party Committee (1976-1980), chief engineer of construction company No. 52 (1980-84), chief engineer and then director of industrial construction complex of the Yakutgasstroy trust in Yakutia (1984-91) and chief engineer of industrial construction company No. 5 (1991-1992). From 1992 through February 2004, he served as deputy chief for capital construction of the Yamashneft NGDU. From February 2004, he has served as Deputy General Director of Capital Construction at Tatneft.

COMPENSATION

Total salaries, bonuses and other awards paid by Tatneft and its subsidiaries to members of the Board as a group and to executive officers other than members of the Board as a group during 2005 were approximately RR179.1 million, and approximately RR96.3 million during 2004, as compared with approximately RR77.7 million during 2003.

In addition, in 2004, we issued and placed to members of our Board and senior management 10,028,000 options to acquire 10,028,000 Ordinary Shares, representing approximately 0.46% of our Ordinary Shares. The options, represented by option certificates, are non-transferable and are exercisable before the end of the fiscal year ended December 31, 2004. Each option entitles its holder to purchase one Ordinary Share at the exercise price, corresponding to the minimum price of the Ordinary Shares in the three-year period preceding the date the decision on issuance of the option certificates was adopted by our Board of Directors. We reserve the right to repurchase during the 90-days period following the end of the fiscal year ended December 31, 2004 outstanding options at the maximum weighted average daily market price of our Ordinary Shares for the preceding three years on the Moscow Interbank Currency Exchange (the ‘‘MICEX’’) less the exercise price of the option. In 2005, we repurchased the options granted in 2004 at RR43.48 per option and in 2004 we repurchased the options granted in 2003 at RR40.26 per option. We acquired Ordinary Shares underlying the options on the secondary market. IFK Solid, acted as the underwriter and placement agent for the issuance of the options, and OAO Aktsionerny Kapital (‘‘Aktsionerny Kapital’’), our registrar, acts as the registrar for the option certificates. See ‘‘Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.’’ In 2005, we issued and placed 9,840,000 options, 9,611,000 of which we repurchased in the first quarter of 2006 at RR94.03 per option. The remaining options were cancelled due to the non-fulfillment by the beneficiaries of the corresponding options of their working objectives.

We provide termination benefits for the following members of our Board of Directors: Mr. Takhautdinov, Mr. Khisamov, Mr. Lavushchenko, Mr. Maganov and Mr. Taziev. Upon termination these directors receive a one-time cash payment, which is determined as a multiple (10 times) of the basic portion of their monthly salary and in the aggregate totaled RR8,480,720 as of May 15, 2006.

BOARD PRACTICES

Authority of the Board

The Board has the right to take decisions on all issues pertaining to our activity and internal affairs, except for issues within the competence of the shareholders’ meeting, the General Director or the Executive Board. See ‘‘—The General Director’’ and ‘‘—The Executive Board’’ under this Item.

The following matters are within the competence of the Board, according to the Joint-Stock Companies Law, our Charter and the Provisions on the Board of Directors:

•	determining our strategic priorities;

•	convening annual and extraordinary meetings of shareholders;

•	approving agendas for shareholders’ meetings;

•	determining record dates for the right to participate in the shareholders’ meetings;

•	submitting certain matters to the shareholders’ meetings, as provided for by law; deciding on inclusion of shareholders’ proposals to the agendas for shareholders’ meetings and deciding on other matters related to the convening and holding of the shareholders’ meetings;

•	deciding on increases in our charter capital through issuance of additional shares within the amount of authorized shares;

•	placement of bonds and other securities;

•	determining the market value of property, where provided for by law;

•	acquiring stocks, bonds, and other securities we may issue, where provided for by law;

•	appointing and dismissing the General Director and the Executive Board;

•	making recommendations relating to the amount of remuneration and contributory compensation to be paid to members of the Revision Committee (as defined below) and determining payments for the services of the independent auditors;

•	recommending the amount of the dividend on shares and the procedure for payment thereof;

•	using our reserves and other funds;

•	forming branches and opening representative offices;

•	concluding certain major transactions by the Company, where provided for by law;

•	concluding certain interested party transactions, where provided for by law;

•	approving our registrar and determining the terms and conditions of our agreement with the registrar and its termination;

•	amending our Charter following the placement of additional shares, including amendments relating to the increase in our charter capital, as provided by law;

•	determining the procedures for presenting all bills, statements and declarations and determining the system for calculation of profits and losses, including the rules relating to the amortization of property;

•	appointing the First Deputy General Director;

•	appointing and dismissing the Secretary of the Board and determining her/his duties;

•	approving other internal documents of the Company on the regulation of the matters related to the competence of the Board of Directors, excluding internal documents that are within the competence of the shareholders’ meeting and executive bodies where provided for in the Charter;

•	forming committees of the Board of Directors and approving related Regulations;

•	adopting the Corporate Governance Code and amending it;

•	approving the working standards of the Board of Directors and the Executive Board and determining their compensation; and

•	making other decisions that are not within the competence of the shareholders’ meeting, the General Director and the Executive Board.

Meetings of the Board

The Board meets whenever necessary, but in general once every month. The Board must hold one meeting at least one month prior to the annual shareholders’ meeting to review Tatneft’s annual report.

Meetings of the Board can be called by the Chairman of the Board or at the request of any other Director, the General Director, the Executive Board, any member of the Revision Committee or the independent auditor. The agenda of Board meetings must include any items proposed by shareholders who own in the aggregate at least 5% of our Ordinary Shares, members of the Board, the Revision Committee, the General Director or the Executive Board.

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

Committees of the Board of Directors

Audit Committee.    As of the date of this annual report, the Audit Committee of our Board of Directors, appointed on June 30, 2005, is comprised of the following directors: Mr. Ghosh (Chairman), Mr. Gaizatullin, Mr. Waygood and Ms. Voskresenskaya. Under the terms of reference of the Audit Committee, its membership shall consist of at least three directors, including one director who is an audit committee financial expert. We have determined that pursuant to Rule 10A-3 under the Exchange Act, three members of our Audit Committee are independent and that the fourth falls under the exemption from the audit committee member independence requirement provided by Rule 10A-3(b)(iv)(D) under the Exchange Act. In addition, our Board has determined that Ms. Voskresenskaya qualifies as an ‘‘audit committee financial expert’’ for purposes of Item 16A of Form 20-F. Responsibilities of the Audit Committee are separate from the responsibilities of our Revision Committee that we are required to maintain as a matter of Russian law. See ‘‘—Revision Committee’’ under this Item. Our Audit Committee is responsible for submitting recommendations to the Board of Directors on an annual basis regarding the independent auditor, negotiating the terms of engagement of the independent auditor and evaluating its performance, overseeing completeness and correctness of our financial statements and evaluating reliability, effectiveness of our internal control, pre-approving permissible non-auditing services provided by our auditor and dealing with ‘‘whistleblowing’’ reports.

Human Resources and Compensation Committee.    As of the date of this annual report, our Human Resources and Compensation Committee, appointed on June 30, 2005, is comprised of the following directors and members of senior management: Mr. Waygood (Chairman), Mr. Lavushchenko, Mr. Ibragimov, Mr. Gorodny, Mr. Mukhamadeev and Mr. Garifullin. The Human Resources and Compensation Committee is responsible for appraising the work of the Board and management, developing recommendations with respect to remuneration of top managers, the terms of their employment contracts and personnel policies more generally, establishing criteria for selecting candidates for the Executive Board and to head the Company's structural divisions, and as preparing proposals on the main terms of agreements with members of the Board of Directors, the General Director and members of the Executive Board.

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

Disclosure Committee.    As of the date of this annual report, our Disclosure Committee, appointed on June 30, 2005, is comprised of the following directors and members of senior management: Mr. Lavushchenko (Chairman), Mr. Gorodny, Mr. Tikhturov, Mr. Ershov, Mrs. T. Vilkova, Mr. Gaifutdinov, Mr. Demin, Mr. Garifullin, Mr. Rafikov, Mr. Volkov and Mr. Yukhimets. The Disclosure Committee is responsible for assisting the Board of Directors and the chief executive and financial officers in developing, carrying out and evaluating our internal controls and procedures in connection with information disclosure.

Approval of Major Transactions

The Joint-Stock Companies Law defines a ‘‘major transaction’’ as a transaction (including a loan, pledge or guarantee) or a series of interrelated transactions not in the ordinary course of business and not in connection with the placement of ordinary shares or securities convertible into ordinary shares, involving the acquisition or disposal of assets, the value of which constitutes 25% or more of the balance sheet value of the assets of a company calculated in accordance with RAR as of the most recent reporting date. Major transactions involving assets ranging from 25% to 50% of the balance sheet value of the assets of a company require the unanimous approval of all members of the Board or, in the absence of such approval, the affirmative vote of shareholders holding a majority of the voting shares present at a shareholders’ meeting. Major transactions involving assets in excess of 50% of the balance sheet value of our assets require a three-quarters affirmative vote of shareholders present at a shareholders’ meeting.

Approval of Interested Party Transactions

The Joint-Stock Companies Law contains special requirements for approval of transactions with interested parties. The definition of ‘‘interested parties’’ includes members the Board, the General Director, members of the Executive Board, any person that owns, together with any affiliates, at least 20% of our Ordinary Shares (for example, Tatarstan or the Tatarstan Ministry for Land and Property Relations) or that may give instructions to us with which we must comply, provided that such person, or that person’s close relatives or affiliates:

•	is a party to, or beneficiary of, a transaction with us, whether directly or as a representative or intermediary;

•	owns, together or separately, at least 20% of the issued shares of a legal entity that is a party to, or beneficiary of, a transaction with us, whether directly or as a representative or intermediary; or

•	is a member of the Board or any management body of the company (or the managing company of such company) that is a party to, or a beneficiary of, a transaction with us, whether directly or as a representative or intermediary.

We must obtain the approval of one of the following prior to entering into an interested party transaction:

•	a majority of independent directors (1) who are not ‘‘interested parties’’ in the transaction and (2) who are not, and were not during the year preceding the date of approval, our affiliates (except for serving as directors) and who and whose close relatives are not, and were not during the year preceding the date of approval, the General Director or members of the Executive Board; or

•	a majority of all shareholders that are not ‘‘interested parties’’ in the transaction if (1) the value of such transaction is at least 2% of the value of our balance sheet assets calculated in accordance with RAR as of the most recent reporting date; (2) the transaction involves the issuance of shares or securities convertible into shares in an amount that equals at least 2% of the Ordinary Shares and ordinary shares into which the issued securities convertible into ordinary shares, if any, may be converted; or (3) all members of the Board are interested parties or are not independent directors.

In certain non material transactions, we failed to comply with this requirement of the Joint-Stock Companies Law. Due to the nature of these transactions, we do not believe that this failure will have a material impact on our financial condition or results of operations. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Russian Legal System and Russian Legislation—Some transactions between us and interested parties require the approval of disinterested directors or shareholders and our failure to obtain approvals could cause our business to suffer.’’

Approval of Transactions other than Major Transactions and Interested Party Transactions

We have adopted a regulation on the procedure for approving certain transactions by the Board of Directors, approved by the Board on March 28, 2006 (the ‘‘Regulation’’), the scope of which is broader than what is required by the Joint-Stock Companies Law. Pursuant to this regulation, advance approval by the Board is required for the following transactions made by Tatneft, its subsidiaries and other organizations controlled by Tatneft (the ‘‘Group Companies’’), or on their behalf:

•	extension of loans or placement of funds (including deposits), as well as offering of guarantees for debt obligations (sureties, guarantees, pledges or property rights), except for transactions:

-	the amount of liabilities under which does not, in any single transaction or group of related transactions (i.e., transactions with the same participants and with the same commercial goal, including loans extended under the single credit line, provision of various type of security for the same debt obligation, etc) exceed 0.5% of the book value of the net assets of the Group Company according to its financial statements as of the then last reporting date;

-	in which the borrowers or deposit-takers (or obligors under debt obligations that are guaranteed or secured) are other Group Companies, or entities, companies or organizations, the financial statements of which are consolidated with the financial statements of Tatneft prepared in accordance with U.S. GAAP;

-	that are carried out on market terms in the ordinary course of business, including commercial (trade) credits;

-	that represent extension of loans or bank guarantees, as well as placement of funds, by Group Companies that are credit organizations holding relevant licenses; and

-	that represent placement of deposits with credit organizations on market terms.

•	acquisition of Tatneft shares or derivatives and securities convertible into Tatneft shares (including depositary receipts based on the Tatneft ordinary shares), except for transactions connected with the ordinary business activities of a Group Company.

•	sale of property the book value or contractual selling price of which exceeds 2% of the book value of the net assets of the Group Company according to its financial statements as of the then last reporting date.

The Board may whether approve, refuse or postpone the issue of the advance approval. The decision is taken by a majority vote of members of the Board participating in the meeting. In the event of a tied vote of members of the Board, the Chairman of the Board shall cast the deciding vote.

The Board may also initiate procedures for approval of a transaction that has been already entered into and falling within the scope of this Regulation. Each transaction that is required to be approved in advance by the Board pursuant to this Regulation and that was carried out without such an approval must be notified for approval to the Secretary of the Board. If the Board decides not to approve the transaction, the Group Company that is the initiator of the transaction is requested to undertake all possible measures to terminate such a transaction, provided, however, that such termination would not lead to any losses for the Group Company.

The General Director

The General Director is elected by the Board for a five-year term, and can be removed by a vote of 75% of the members of the Board. The current General Director, Mr. Shafagat F. Takhautdinov, was elected by the Board on June 21, 1999, and re-elected for an additional five years on May 24, 2004.

The General Director exercises day-to-day control over our activities. The General Director is accountable to the Board and the shareholders. The General Director is authorized, without a power of attorney, to take actions on behalf of the Company, within his powers established by our Charter and the applicable law.

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

The Executive Board

The Executive Board is our collegial executive body. While under the Provisions on the Executive Board approved by the shareholders on June 28, 2002, the Executive Board does not have a fixed number of members, the General Director, the First Deputy General Directors, the Chief Accountant, the Secretary of the Board and the Head of the Legal Department must be among its members. Other members may be appointed by the Board. The Executive Board exercises day-to-day management and control over our activities. Pursuant to the Charter, the Executive Board provides for the execution of the following:

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

Members of the Revision Committee, appointed on June 30, 2005, as of the date of this annual report are:

•	Venera Gibadullovna Kuzmina, Head of the Revision Committee;

•	Marat Mikhailovich Afanasiev, Head of Department at the Ministry of Finance of the Republic of Tatarstan;

•	Nikolai Kuzmich Lapin, Head of the Tatneft Control and Audit Department;

•	Marsel Masgutovich Muradymov, Chief Accountant of the Almetyevsk Oil Well Repair and Oil Enhanced Recovery Department;

•	Peter Nikolaevich Paramonov, Chief Accountant of the Irkenneft NGDU;

•	Lilya Rafaelovna Rakhimzyanova, Head of the Oil Production Section with the Ministry of Economy and Industry of the Republic of Tatarstan;

•	Ildar Asylgaraevich Rakhmatullin, Head of the Internal Audit Section of the Corporate Management Department of Tatneft;

•	Rustam Ilgizarovich Sharapov, Deputy Head of the Almetyevskneft NGDU for Economics; and

•	Tamara Milchailovna Vilkova, Deputy Chief Accountant of Tatneft, Deputy Head of the Accounting Department of Tatneft.

Liability of Directors and Officers

In accordance with the Joint-Stock Companies Law, our directors and executive officers (as defined under Russian law) are liable to Tatneft for losses caused as a result of their culpable actions or inaction, unless there are other grounds for, or scope of, liability established by a federal law. We, or any our shareholder on behalf of us owning at least 1% of our issued common shares, may seek compensation for such losses (by the means of a ‘‘derivative action’’ when the action is brought by a shareholder). Liability is joint and several among all culpable directors and officers. In the event that liability arises as a result of a board decision, directors who voted against the decision or who did not take part in the vote are not liable to us. Our directors and officers have no insurance for their liability in the event of a claim or lawsuit against them claiming wrongdoing in connection with our business.

For a comparison of NYSE corporate governance rules and corporate governance practices of OAO Tatneft, see the table posted on our website http://www.tatneft.ru (http://www.tatneft.ru/doc/persons/COMPARISON_40924_1.DOC).

EMPLOYEES

As of December 31, 2005, together with our principal subsidiaries the Group had approximately 80,560 employees, of which Tatneft had approximately 43,610 employees (including 29,037 employees working in oil production and 6,451 in drilling). The Group, together with its affiliated companies, had approximately 100,400 and 98,000 employees as of December 31, 2004 and 2003, respectively, of which Tatneft had approximately 62,805 (including 31,257 employees working in oil production and 6,491 in drilling) and 64,842 employees (including 32,986 employees working in oil production and 6,481 in drilling), respectively. The decrease in the number of our employees in 2005 is primarily attributable to the continuing reorganization of our Group, including to the sale of certain assets. Nizhnekamskshina had 11,243, 13,513 and 14,125 employees in 2005, 2004 and 2003, respectively; and our banking subsidiaries had 1,823 employees and 1,103 employees in 2004 and 2003, respectively. As of December 31, 2002, Tatneft and our wholly-owned subsidiaries had approximately 68,555 employees, Nizhnekamskshina had 14,325 employees and our banking subsidiaries had 1,273 employees.

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

We maintain a pension plan pursuant to the collective labor agreement that entitles employees who have worked with Tatneft for more than ten years and retired before the establishment of our discretionary pension fund to receive on a quarterly basis 7.5% of the base sum in the amount of RR4,500, plus 0.75% for each year of employment over ten years provided, however, that the aggregate amount of payments thereunder may not exceed RR1,500 per quarter. In 1997, we established a new discretionary pension fund, in which employees, who have worked for us for more than ten years may participate. Tatneft pays a portion of the contributions for participants in this plan. At December 31, 2004, there were 53,262 employees participating in the discretionary pension fund. In addition to these pension plans, employees can obtain a number of formal and informal benefits, including bonuses for those who travel frequently, compensation for work-related injuries and losses, and one-time severance pay for workers who are laid off. The liabilities represented by these plans and benefits are not currently material to our financial condition or results of operations. However, the cost of such plans may become significant in the future.

We also have an incentive plan through which we allocate a certain portion of net profits to purchase Ordinary Shares on the secondary market for distribution under our stock option compensation program. In 2002 and 2003, we issued options to purchase 9,300,000 Ordinary Shares, respectively, to the members of the Board of Directors and the senior managers. We repurchased the option certificates from holders upon such option certificates becoming exercisable. In 2004, we issued and placed to members of our Board and senior management 10,028,000 options to acquire 10,028,000 Ordinary Shares. In 2005, we repurchased the options granted in 2004 upon such option certificates becoming exercisable. In 2005, we issued and placed 9,840,000 options, 9,611,000 of which we repurchased in the first quarter of 2006. See ‘‘Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions’’ and ‘‘ —Compensation’’ under this Item.

SHARE OWNERSHIP

No single Director or executive officer owned in excess of one percent of our outstanding capital stock as at May 15, 2006. Moreover, our directors and members of the Executive Board, as a group (27 persons) own less than one percent of our capital stock. The following table sets forth information concerning the direct ownership of our Ordinary Shares for all directors and members of the Executive Board as at May 15, 2006.

Name	Number of Ordinary Shares	Ordinary Share Ownership Percentage
Rustam Nurgalievich Minnikhanov	None	None
Shafagat Fahrazovich Takhautdinov	2,699,700	0.116503
Rishat Fazlutdinovich Abubakirov	1,356,500	0.058383
Radik Raufovich Gaizatullin	None	None
Sushovan Ghosh	None	None
Nail Gabdulbarievich Ibragimov	450,400	0.019586
Rais Salikhovich Khisamov	430,200	0.018760
Vladimir Pavlovich Lavushchenko	1,050,000	0.045465
Nail Ulfatovich Maganov	None	None
Renat Halliulovich Muslimov	1,716,900	0.074332
Valery Yurievich Sorokin	None	None
Mirgazian Zakievich Taziev	227,700	0.010111
Valery Pavlovich Vasiliev	None	None
Maria Leonidovna Voskresenskaya	None	None
David William Waygood	None	None
Viktor Isakovich Gorodny	None	None
Iskandar Gatinovich Garifullin	226,500	0.009806
Valeriy Dmitrievitch Ershov	None	None
Semyon Afroimovich Feldman	880,900	0.038372
Khamid Zagirovich Kaveev	64,500	0.002953
Rustam Nabiullovich Mukhamadeev	92,900	0.004204
Rafael Saitovich Nurmukhametov	220,200	0.010465
Rafkat Mazitovich Rakhmanov	472,300	0.020604
Zagit Foatovich Sharafeev	None	None
Fyodor Lazarevich Shyelkov	686,800	0.029929
Mikhail Nikolaevich Studenskiy	19,200	0.001143
Evgeny Aleksandrovich Tikhturov	42,100	0.001939
Alexander Trofimovich Yukhimets	100,000	0.004583
Vladimir Nikolaevich Zinoviev	None	None
Vladlen Aleksandrovich Voskoboinikov	None	None

The following table sets forth information concerning the direct ownership of our directors and members of our Executive Board of our Preferred Shares as at May 15, 2006. Directors and members of our Executive Board not listed below do not own any of our Preferred Shares.

Name	Number of Preferred Shares	Preferred Share Ownership Percentage
Shafagat Fahrazovich Takhautdinov	10,400	0.000447
Rishat Fazlutdinovich Abubakirov	1,600	0.000069
Nail Gabdulbarievich Ibragimov	5,200	0.000224
Rais Salikhovich Khisamov	6,200	0.000267
Vladimir Pavlovich Lavushchenko	7,600	0.000327
Nail Ulfatovich Maganov	4,100	0.000176
Renat Halliulovich Muslimov	12,200	0.000525
Mirgazian Zakievich Taziev	7,500	0.000322
Viktor Isakovich Gorodny	5,900	0.000254
Iskandar Gatinovich Garifullin	1,600	0.000069
Semyon Afroimovich Feldman	11,700	0.000503
Khamid Zagirovich Kaveev	4,200	0.000181
Rustam Nabiullovich Mukhamadeev	4,900	0.000211
Rafael Saitovich Nurmukhametov	7,800	0.000335
Rafkat Mazitovich Rakhmanov	7,000	0.000301
Fyodor Lazarevich Shyelkov	9,400	0.000404
Mikhail Nikolaevich Studenskiy	7,400	0.000318
Evgeny Aleksandrovich Tikhturov	3,000	0.000129
Alexander Trofimovich Yukhimets	6,600	0.000284
Vladimir Nikolaevich Zinoviev	1,200	0.000052

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

At May 15, 2006, Svyazinvestneftekhim, a joint-stock company wholly-owned by the Republic of Tatarstan, owned, directly and through its subsidiary Investneftekhim, 781,404,369 Ordinary Shares, or 33.59% of our capital stock and 35.87% of our Ordinary Shares.

In addition to Svyazinvestneftekhim’s ownership of Ordinary Shares, the Tatarstan government holds a Golden Share. Under the federal law, the holder of a Golden Share has the power to veto major decisions at meetings of shareholders, including:

•	decisions relating to changes in the capital stock;

•	amendments to the charter;

•	liquidation or reorganization of the company; and

•	entering into major or interested party transactions.

Under Tatarstan law, the Golden Share also allows the government to veto the foregoing decisions of the shareholders or the Board, as well as participation of the company in other legal entities and appointment of the General Director. It is not certain how the inconsistencies between federal and Tatarstan legislation on the Golden Share would be resolved, were they to be tested in a court. See ‘‘Item 3—Key Information—Risk Factors—Risks Related to Tatarstan—Tatarstan legislation may be inconsistent with Russian legislation, and resolution of these inconsistencies is uncertain.’’

Under both federal and Tatarstan law, the Golden Share also allows the government to appoint one representative of the government to each of our Board of Directors and Revision Committee.

In accordance with the Provisions on the Tatarstan Ministry for Land and Property Relations approved by the Order of the Cabinet of Ministers of the Republic of Tatarstan No. 430, dated July 9, 2001, the Tatarstan government retains its rights under the Golden Share until such time as the Tatarstan Ministry for Land and Property Relations takes a decision to terminate them.

Due to Svyazinvestneftekhim’s current ownership of Ordinary Shares and its rights under the Golden Share, Tatarstan may elect members of the Board and influence our direction and future operations, including decisions regarding acquisitions and other business opportunities, declaration of dividends and issuance of additional shares and other securities even without recourse to the Golden Share.

In addition to holding a Golden Share in Tatneft, the Tatarstan government holds a Golden Share in our subsidiary Nizhnekamskshina.

Shareholding Structure

Our shareholding structure evolved out of the mass privatization program in Russia that began in 1991. Although there have been some changes since 1991 in the authority of various agencies involved, the privatization process has been regulated and supervised by the Federal State Property Management Committee (the ‘‘GKI’’) or in some regions, such as Tatarstan, by its regional counterparts (for Tatarstan, the Tatarstan Ministry for Land and Property Relations and its predecessors). The privatization program generally required that both management and workers agree on a privatization plan, and that it be approved by the GKI. A plan provided a charter for the new joint-stock company and for the distribution of its shares. Although there were several possible choices, plans generally called for shares to be: (i) given or sold at nominal value or less to management and workers; (ii) sold at tender or auction to third parties; and (iii) held by the state for some specified period of time, often three or five years (with little provision as to what would or could be done with the shares after the specified period). Large blocks of shares (in some cases as much as 51%) were transferred to management and employees. In some cases, workers and management received some shares free of charge (usually Preferred Shares), and were given the right to purchase other shares (usually ordinary voting shares) for nominal value (usually the price to management) or a discount to nominal value (usually the price to workers). Moreover, during the first two years of the privatization program, workers and management were able to purchase shares using privatization vouchers that were issued free to all Russian citizens in October 1992, and that until near the end of the voucher privatization period in 1994 could generally be purchased at a discount to their nominal value. Finally, workers and management, as well as other Russians and in some cases non-Russians, were able to purchase shares in periodic auctions or tenders held by the GKI.

In the case of Tatneft, the Tatarstan State Property Management Committee (the ‘‘Tatarstan GKI’’), the legal predecessor to the Tatarstan Ministry for Land and Property Relations, initially owned all of our shares, and then distributed them pursuant to our privatization plan of January 21, 1994 (the ‘‘Privatization Plan’’). Workers were given Preferred Shares free of charge, although a few were not taken up and were subsequently returned to the Tatarstan GKI. The Tatarstan GKI offered Ordinary Shares representing approximately 30% of the capital stock to workers at 40% of their nominal value, and offered another 5% to management at nominal value. The Tatarstan GKI gave another block of shares to us to use as bonus shares in order to give incentives to workers and management. The Tatarstan GKI sold some shares in domestic auctions. The Tatarstan GKI also transferred a block of 33,000,000 shares to us, which have since been transferred to Tatneft, Solid & Co. and IFK Solid. See ‘‘Item 9—The Offer and Listing—Markets—Activities of the Company and its Affiliates in the Market.’’ Finally, the Tatarstan GKI sold Ordinary Shares in a global offering of ADSs, representing the Ordinary Shares, in December 1996. In connection with that transaction, we caused the ADSs to be listed on the LSE and arranged for the ADSs to be listed on the NYSE in March 1998 and on the NewEx trading segment of the Frankfurt Stock Exchange (the ‘‘NewEx’’) in November 2000. Each ADS represents the right to receive twenty ordinary shares.

We have not issued any additional shares since our inception, and the Tatarstan Ministry for Land and Property Relations in 2003 contributed to Svyazinvestneftekhim those shares that it has not previously distributed pursuant to the Privatization Plan.

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

Our shareholding structure at May 15, 2006 is summarized below:

	Number of Shares	Percent of Charter Capital
Ordinary Shares
Shares owned by Svyazinvestneftekhim(1)(2)	781,404,369	33.59
Other Ordinary Shares
Held by individuals	141,147,174	6.07
Held by other legal entities(3)	1,256,139,157	54.0
Held by non-residents	589,738,366	25.35
Total Ordinary Shares(4)	2,178,690,700	93.66
Preferred Shares
Held by individuals	58,815,474	2.5
Held by other legal entities	88,693,026	3.8
Held by non-residents	7,204,017	0.31
Total Preferred Shares	147,508,500	6.34
Total	2,326,199,200	100.00

(1)	Svyazinvestneftekhim is 100% owned by the Tatarstan government. The Tatarstan government also holds a Golden Share in Tatneft.

(2)	Includes 73,209,590 Ordinary Shares, representing 3.15% of our charter capital and 3.36% of our Ordinary Shares, which are owned by Investneftekhim, a subsidiary of Svyazinvestneftekhim.

(3)	Includes 493,351,080 Ordinary Shares, representing 21.2% of our charter capital and 22.6% of our Ordinary Shares, which were held through our ADR program, with 40 registered and 2,400 beneficial holders of such shares, of which over 1,300 holders were U.S. holders. See ‘‘Item 9—The Offer and Listing—Markets—The ADS Market.’’

(4)	Includes 185,559,889 Ordinary Shares held in treasury as of December 31, 2004.

The following table sets forth information as of May 15, 2006 regarding the record ownership of Ordinary Shares by shareholders who own more than 5% of such shares and by the directors and executive officers as a group:

Ordinary Shareholders(1)	Number of Ordinary Shares	Percent of Ordinary Shares
Svyazinvestneftekhim(2)	781,404,369	35.87
The Bank of New York	533,456,580	24.49
UBS AG	160,491,938	7.37
Langdel Investments Limited	114,573,600	5.26
URALSIB-Upravlenie Kapitalom	116,284,150	5.34
Directors and executive officers as a group	10,736,800	0.47

(1)	At December 31, 2004, approximately 185,559,889 of our Ordinary Shares, representing approximately 8.5% of our Ordinary Shares, were held by our subsidiaries and classified as treasury stock under U.S. GAAP. However, under Russian law, shares held by subsidiaries may vote and receive dividends.

(2)	Includes 73,209,590 Ordinary Shares, representing 3.15% of our charter capital and 3.36% of our Ordinary Shares, which are owned by Investneftekhim, a subsidiary of Svyazinvestneftekhim.

OAO UK URALSIB-Upravlenie Kapitalom (formerly Nikoil-Sberezheniye) is acting in fiduciary management and was one of the registered owners of over 5% of our Ordinary Shares as of May 15, 2006. TAIF acquired in excess of 5% of our Ordinary Shares in late 1998, but TAIF held less than 5% of our shares as of May 15, 2006. We are not currently aware of any arrangements that might result in a future change in control.

Our major shareholders have the same voting rights per share as other shareholders. See ‘‘Item 10—Additional Information—Memorandum and Articles of Association—Voting Rights.’’

RELATED PARTY TRANSACTIONS

Svyazinvestneftekhim, which is wholly-owned by the Tatarstan government, is our largest shareholder, owning, directly and through its subsidiary Investneftekhim, 33.59% of our capital stock and 35.87% of our Ordinary Shares. The Tatarstan government also holds a Golden Share. See ‘‘—Major Shareholders’’ under this Item. Currently, four of our directors, including the Chairman of the Board, are senior members of the Tatarstan government. In the ordinary course of business, we regularly enter into transactions with other entities that are controlled, either directly or indirectly, by the government of Tatarstan. These enterprises include, among others, Tatenergo and Nizhnekamskneftekhim. In 2002, we purchased approximately 16,767 hectares of land underneath most of our properties in Tatarstan from the Tatarstan government for approximately RR330 million.

In addition, the Tatarstan government owns 28.8% of Ukrtatnafta, the owner of the Kremenchug oil refinery in Ukraine and one of the major customers for our high sulfur content crude oil. We delivered approximately 4.4 million tons (31.5 mmbbl) of crude oil to the Kremenchug refinery, representing approximately 88% of our CIS oil sales in 2005, and 3.09 million tons (22.0 mmbbl) of crude oil, representing almost all of our CIS oil sales, in 2004. In 2003, we delivered approximately 2.56 million tons (18.5 mmbbl) of crude oil to the Kremenchug refinery, representing approximately 97% of our CIS crude oil sales.

Over the course of 2003, the Company arranged for the purchase of its own shares in anticipation of establishing a stock-based compensation scheme for senior management. See ‘‘Item 15—Controls and Procedures’’ and Note 19 to our audited consolidated financial statements included in this annual report. This scheme was never adopted and the shares are reflected as treasury stock in the Company’s financial statements.

In 2003, at the request of the Tatarstan government, we provided an interest-free loan in the amount of RR1,197 million to the Republican State Unitary Company ‘‘Nedoimka,’’ which is wholly owned by the government of Tatarstan, in exchange for long-term notes receivable due in 2022. The government of Tatarstan used the proceeds of this transaction to finance social expenditures. We believe that these long-term notes receivable are not recoverable. Consequently, we wrote off the long-term notes receivable in fiscal year 2003, resulting in a charge to operations of RR1,197 million.

In 2003, we entered into an arrangement to lease fixed assets, primarily related to the production of oil and natural gas, until February 1, 2009, from Univest-Holding, of which we held 29.85% as of December 31, 2004, accounted for under the equity method. As of December 31, 2004, we had capital lease obligations to Univest-Holding of RR1,054 million. See Note 19 to our consolidated financial statements.

In addition, in 2003 and 2004 we made a significant portion of our export sales of crude oil and refined products to Efremov Kautschuk GmbH, a subsidiary of OAO Efremovsky Zavod Sinteticheskogo Kauchuka, which sells the crude oil outside of Russia and the CIS. OAO Efremovsky Zavod Sinteticheskogo Kauchuka was in 2003 and 2004 a related party to us as members of our senior management are on its board of directors. Our sales to Efremov Kautschuk GmbH totaled RR54,071 million for the year ended December 31, 2004.

In January 2004, Efremov Kautschuk GmbH, was announced as the winner of a privatization auction for 65.8% of Turkey’s oil refining monopoly Tupras. Subsequently, Efremov Kautschuk GmbH formed a consortium with Zorlu Holding A.S. and established a joint venture, Tatneft-Zorlu, of which we agreed to purchase 50% if Tatneft-Zorlu acquired shares in Tupras. On June 6, 2004, Turkey’s Administrative Court invalidated the tender for the sale of controlling stake in Tupras in a suit brought by the trade union representing Tupras workers, and this decision was upheld on appeal by the Supreme Administrative Court of Turkey in November 2004. As a result, our agreement to purchase 50% of Tatneft-Zorlu was terminated. In September 2005 the government of Turkey held a new auction for 51% of Tupras. According to press reports, the shares were acquired by a consortium led by Koc Holding with minority participations by Shell Company of Turkey and Shell Overseas Investments (part of Royal Dutch Shell), Aygaz and Opet of Turkey. We did not participate in this new auction and have no commitment to participate in any future auction or tender for the sale of Tupras shares, which may be organized by the government of Turkey, or otherwise to acquire any shares in Tupras.

In January 2004, at the request of the Tatarstan government, we purchased interest-free promissory notes redeemable in 2024 in the amount of RR960 million from ‘‘Tatgospostavki,’’ which is wholly owned by the government of Tatarstan. The government of Tatarstan used the proceeds of this transaction to finance social expenditures.

In September 2004, we borrowed RR2 billion under a loan agreement with Svyazinvestneftekhim. The purpose of the loan was to finance construction of a new refinery by TKNK. See ‘‘Item 4—Information on the Company—History and Development.’’ The amount of loan outstanding as of December 31, 2004 was RR2 billion. The loan interest rate is 0.01% per annum, and the loan matures in March 2014. As the joint venture parties reached a deadlock with respect to the financing of this project, we repaid the loan in two tranches, RR1,000 million each, in February 2005.

In July 2005, we provided a subordinated loan to Bank Zenit in the amount of RR1.7 billion, maturing in 7 years, bearing interest at 8.5% per annum.

In February 2006, we transferred RR2 billion into fiduciary management to Investment Bank Vesta, LLC, a related party, which is controlled by an affiliate of one of our senior executives. Under this agreement, Investment Bank Vesta is managing and investing our funds for a fee payable if the return on the investment reaches certain threshold. We have the right to terminate unilaterally this agreement at any time.

On April 25, 2006, shareholders of Bank Devon-Credit approved a RR900 million subordinated loan provided by us, maturing in 7 years, priced at 7.5% per annum. This transaction has been also approved by our Board of Directors on April 27, 2006. Shareholders of Bank Devon-Credit also approved deals to be concluded in the future to attract funds by Bank Devon-Credit from us in the aggregate total amount of RR1 billion.

Transactions are entered into in the normal course of business with significant shareholders, directors and companies with which we have significant shareholders in common.

INTERESTS OF EXPERTS AND COUNSEL

This Item is not applicable.

ITEM 8—FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See ‘‘Item 18—Financial Statements’’ and our audited consolidated financial statements and other financial information included elsewhere in this annual report.

EXPORT SALES

Export sales (outside the CIS) of oil and refined products were RR114,218 million, RR89,461 million, RR77,854 million, RR80,038 million and RR126,272 million or 55%, 51%, 54%, 51% and 63% of total revenue for the years ended December 31, 2004, 2003, 2002, 2001 and 2000, respectively.

LEGAL PROCEEDINGS

We are the named defendant in a number of lawsuits as well as the named party in numerous other proceedings arising in the ordinary course of business. None of these proceedings has to date had, individually or in the aggregate, a material adverse impact on us. While the outcome of these suits is uncertain, we are currently neither the subject of nor aware of any pending legal action that, in our opinion, would individually or in the aggregate have a material adverse effect on us.

DIVIDENDS AND DIVIDEND POLICY

We may declare annual and interim dividends on the Ordinary Shares and Preferred Shares by resolution of a simple majority of shareholders voting at a shareholders’ meeting, up to the amount recommended by the Board. Under the Joint-Stock Companies Law, interim dividends may be declared on results of the first quarter, six months and nine months of the financial year. Under the Joint-Stock Companies Law, we are permitted to pay dividends on Ordinary Shares out of net profits, and dividends on Preferred Shares out of net profits and funds specially designated for such purposes. In either case, these amounts are calculated in accordance with RAR. This legislation and other statutory laws and regulations dealing with distribution rights are open to interpretation. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company.’’ Our Charter requires us to declare an annual dividend to holders of Preferred Shares equal to 100% of the nominal value of Preferred Shares (unless otherwise decided by the shareholders). However, if a dividend declared on the Ordinary Shares is greater than 100% of the nominal value of the Preferred Shares, holders of the Preferred Shares are entitled to receive a dividend at least equal in value to the dividend declared on the Ordinary Shares. The net income (loss) per Ordinary Share calculations consider this entitlement to dividends for the preferred shareholders through the use of the two class calculation method. Under this method, net income is reduced by the amount of dividends on the Preferred Shares and the amount of imputed additional dividends that are necessary to ensure that the preferred shareholders do not receive a dividend amount per Preferred Share that is inferior to that received by each common shareholder. Certain of our loan agreements also restrict our ability to pay dividends in excess of our net profits for the financial year for which the dividend is paid, as calculated in accordance with RAR.

The table below illustrates our dividend policies over the five-year period.

	2000		2001		2002		2003		2004(2)
Class of Shares	% of nominal value	Per Share Dividend (RR)(1)	% of nominal value(3)	Per Share Dividend (RR)(1)	% of nominal value(3)	Per Share Dividend (RR)(1)	% of nominal value	Per Share Dividend (RR)(1)	% of nominal value	Per Share Dividend (RR)(1)
Ordinary Shares(4)	300%	0.30	10%	0.10	10%	0.10	30%	0.30	90%	0.90
Preferred Shares	600%	0.60	100%	1.00	100%	1.00	100%	1.00	100%	1.00

(1)	Dividends are stated in nominal rubles.

(2)	An interim dividend for the nine months ended September 30, 2004 was approved by an extraordinary general meeting of our shareholders held on November 6, 2004. This interim dividend amounted to RR0.67 per Ordinary Share and RR1.00 per preferred share. This dividend was paid out as of December 31, 2004. In addition to the interim dividend an annual dividend of RR0.23 per Ordinary Share was approved by the shareholders at the annual meeting dated June 30, 2005

(3)	In 2001, the nominal value of both classes of our shares was increased from 10 kopeks to RR1.00 per share.

(4)	One ADS represents 20 Ordinary Shares. The U.S. dollar amount of the ADS dividend is determined by the exchange rate used by the Depositary to convert the dividend to U.S. dollars on the date of payment.

At the annual general meeting of shareholders on June 30, 2005, final dividends of RR0.90 per Ordinary Share and RR1.0 per Preferred Share, to be paid in cash, were approved for 2004. On April 27, 2006, our Board of Directors recommended to our shareholders to approve at the next annual general meeting of shareholders dividends equal to 100% of the nominal value of the Ordinary Shares and to 100% of the nominal value of Preferred Shares.

The amount of any future dividends will depend on our results of operations, cash requirements and other factors. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company.’’ Reserves available for distribution to shareholders are based on statutory accounts prepared in accordance with RAR, which differ from U.S. GAAP.

Owners of ADSs are entitled to receive any dividends to which the Ordinary Shares represented by their ADSs are entitled. Cash dividends are paid to the Depositary in rubles and, except as otherwise provided in the Deposit Agreement between us and the Depositary relating to the ADSs, are converted by the Depositary into U.S. dollars and distributed to owners of ADSs. Under certain circumstances, dividends may be subject to withholding tax. See ‘‘Item 10—Additional Information—Taxation’’ for a discussion of the tax consequences for owners of ADSs of the payment of dividends by Tatneft. Fluctuations in the value of the ruble against the U.S. dollar will affect the U.S. dollar amount of any dividends received by the holders of the ADSs.

SIGNIFICANT CHANGES

On December 6, 2002, we filed a lawsuit in the arbitrazh court of the Republic of Tatarstan against the Tax Ministry claiming a refund for mineral use tax (royalty tax) in the amount of RR2,251 million. On January 17, 2003, the arbitrazh court ruled in our favor and allowed us to apply this amount against future tax payments. The Tax Ministry of Tatarstan appealed this decision, but the federal arbitrazh court of the Povolzhsky district and the Russian Supreme arbitrazh court upheld the decision in our favor. We recorded the gain of RR2,251 million in Tatneft’s Russian statutory accounts for the first quarter of 2004 when we offset the income tax, VAT and tax on production of commercial minerals liability against the amount of the claim. This gain was reflected in our consolidated financial statements prepared in accordance with the U.S. GAAP for the year ended December 31, 2003.

In addition, in April 2005, we received a claim for back taxes from the federal tax authorities, based on their review of our tax filings for the years 2001, 2002 and 2003, in the amount of RR1,380 million. This amount includes both alleged non-payment and under-payment of taxes as well as fines and penalties. The amount of the tax claim was accrued in our financial statements as of December 31, 2003. While we could have challenged this claim, the issue of any such claim would have been uncertain, given the results of recent Russian companies’ tax claims. In addition, the amounts claimed were significantly smaller than similar claims recently received by other Russian companies. Consequently, we paid in May 2005 the entire amount claimed.

We revised our estimate of the net oil reserves as of January 1, 2005, as set out in the Revised Reserves Report. The revised report reflected a change in the oil price to U.S.$17.47 per barrel (rather than the price of U.S.$21.53 per barrel that had previously been used) and a change in the ownership interest in our Stepnoozerskoye and Yelginskoye fields. As a result, the estimate of our total proved reserves, 5,962.6 mmbbl, was revised to 5,801.1 mmbbl through the economic lives of our licensed fields, and the estimate of our total proved reserves through the current license expiration was revised from 1,499.1 mmbbl to 1,476.1 mmbbl, as presented in the Revised Reserves Report. This revision may affect our future net revenues subsequent to January 1, 2005. See ‘‘Exhibit 15.1—Report of Reserve Consultants, Miller and Lents, Ltd., dated March 20, 2006.’’

Other than as disclosed above or elsewhere in this annual report, no significant changes have occurred since the date of our most recent audited financial statements.

ITEM 9—THE OFFER AND LISTING

Our ADSs are listed on the NYSE, the LSE and the NewEx, the trading segment for central and eastern European securities on the regulated unofficial market of the Frankfurt Stock Exchange. Subsequent to our listing on the NYSE in March 1998, our ADSs have been traded on the Berlin, Munich, Stuttgart, Hamburg and Düsseldorf stock exchanges. Since the integration of NewEx Börse AG into the Deutsche Börse AG in 2002, our ADSs have also been traded on the Xetra trading system of the Deutsche Börse. Our Ordinary Shares are traded on the Russian Trading System (the ‘‘RTS’’) and listed on the MICEX.

MARKETS

The ADS Market

The principal trading markets for the ADSs are the NYSE and the LSE. The ADSs were admitted to the Official List of the LSE in December 1996 and were listed on the NYSE on March 30, 1998.

The following table shows, for each period indicated, the reported closing highest and lowest middle market quotation for the ADSs on the NYSE.

	U.S.$ per ADS(1)
Period	High	Low
2000	14.50	6.50
2001	11.73	6.69
2002	17.05	9.88
First Quarter	14.02	9.88
Second Quarter	17.05	12.64
Third Quarter	15.83	11.16
Fourth Quarter	16.91	14.70
2003	26.90	14.25
First Quarter	18.11	14.14
Second Quarter	23.70	16.45
Third Quarter	23.00	18.02
Fourth Quarter	26.90	18.55
2004	37.00	21.47
First Quarter	27.82	22.80
Second Quarter	30.20	22.99
Third Quarter	32.15	21.00
Fourth Quarter	37.28	26.80
2005
First Quarter	36.92	27.33
Second Quarter	37.35	31.30
Third Quarter	64.35	37.65
Fourth Quarter	74.00	51.55
2006
January	89.67	65.45
February	117.25	87.00
March	126.50	98.00
April	125.02	105.16
May	127.00	79.60

(1)	The ratio of Ordinary Shares to ADSs is 20 to 1.

The following table shows, for each period indicated, the reported closing highest and lowest middle market quotation for the ADSs on the LSE as derived from the Daily Official List of the LSE.

	U.S.$ per ADS(1)
Period	High	Low
2000	14.45	6.58
2001	11.70	6.38
2002	17.20	9.80
First Quarter	14.10	9.80
Second Quarter	17.20	12.75
Third Quarter	15.90	11.40
Fourth Quarter	16.90	14.80
2003	26.90	14.40
First Quarter	18.45	14.36
Second Quarter	24.00	16.50
Third Quarter	23.11	17.80
Fourth Quarter	27.16	18.15
2004	37.00	21.15
First Quarter	28.00	22.50
Second Quarter	29.45	25.88
Third Quarter	32.00	21.15
Fourth Quarter	37.00	26.75
2005
First Quarter	41.00	27.18
Second Quarter	37.20	31.65
Third Quarter	64.00	37.90
Fourth Quarter	71.00	53.48
2006
January	87.90	66.80
February	114.00	88.30
March	124.50	101.80
April	121.00	107.00
May	123.00	81.00

(1)	The ratio of Ordinary Shares to ADSs is 20 to 1.

In June 1996, we launched a program, registered with the SEC, for ADRs representing Ordinary Shares or rights to receive Ordinary Shares. In December 1996, we established two unregistered American depositary receipt programs (the ‘‘Restricted ADR Program’’ and the ‘‘Regulation S ADR Program’’) in connection with an international offering of certain of our Ordinary Shares in the United States and elsewhere pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933. In March 1998 we merged these two ADR programs into one registered ADR program (the ‘‘Registered ADR Program’’) in connection with listing the ADRs on the NYSE. We also exchanged ADRs issued under the Restricted ADR Program for ADRs issued under the Registered ADR Program, and we formally abolished the Restricted ADR Program in 1999. According to the records of the Depository Trust Company, as of March 31, 2006, there were 13 registered and 2,691 beneficial holders (of which over 2,340 holders were U.S. holders) of 26,683,096 ADRs under the Registered ADR Program. In the aggregate, these holdings constituted approximately 24.5% of our total issued Ordinary Shares, and approximately 22.9% of our capital stock. Since brokers and other nominees hold certain of the ADRs, the above numbers may not represent the actual number of U.S. beneficial holders or of Ordinary Shares or ADRs beneficially held by U.S. persons.

According to the Law on the Securities Markets and the regulations of the Russian Federal Commission on the Securities Market, the predecessor of the FSFM, the deposit of shares of a Russian company into an ADR program requires the permission of the FSFM. Such permission may be denied, among other reasons, if more than 35% of the class of shares eligible for deposit into the ADR program will circulate outside Russia, including in the form of ADSs, or if the ADR program contemplates the voting of the shares underlying the ADSs other than in accordance with the instructions of the ADS holders. Our ADR program has no express limitations on the deposit of our Ordinary Shares into the program, and it contemplates that, in the absence of instructions from ADS holders, the depositary will give a proxy to vote the shares underlying such ADRs to our representative. There is uncertainty as to whether the FSFM regulation applies to ADR programs into which additional shares have been deposited and/or continue to be deposited in excess of 35% of the Ordinary Shares at the time of enactment of the regulation, or only to ADR programs established after the time of its enactment. There have been articles in the press stating that in January 2004 The Bank of New York ceased deposits of shares of another Russian company into its ADR program after the aggregate number of shares deposited into the program exceeded the amount permitted by FSFM for this company. We have never applied for FSFM permission for our ADR program. In addition, the number of the Ordinary Shares deposited in our ADR program constitutes 22.6% of our Ordinary Shares and we may be required to limit the amount of the Ordinary Shares deposited in our ADR program to 35%. Accordingly, we can give no assurance that The Bank of New York, acting as one of the depositaries for our ADR programs, will allow additional deposits of the Ordinary Shares if they exceed the 35% limitation. Furthermore, the FSFM regulation does not specify the consequences of violating the regulation. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to Investment in our ADSs—The rights of non-Russian residents to own or vote our shares or ADSs may be subject to restrictions.’’

The Ordinary Share Market

Trading in Ordinary Shares within Russia has grown significantly since 1996. The primary markets for the Ordinary Shares are the RTS and MICEX. The Ordinary Shares were quoted on the RTS on October 17, 1995, and listed on MICEX on August 20, 1999.

The following table shows, for each period indicated, the reported highest and lowest middle market prices for the Ordinary Shares on the RTS. These prices were reported in U.S. dollars.

	U.S.$ per Ordinary Share
Period	High	Low
2000	0.71	0.33
2001	0.58	0.32
2002	0.85	0.49
First Quarter	0.71	0.50
Second Quarter	0.86	0.62
Third Quarter	0.80	0.55
Fourth Quarter	0.85	0.74
2003	1.35	0.72
First Quarter	0.91	0.71
Second Quarter	1.22	0.83
Third Quarter	1.14	0.87
Fourth Quarter	1.33	0.91
2004	1.86	1.06
First Quarter	1.38	1.13
Second Quarter	1.49	1.16
Third Quarter	1.61	1.07
Fourth Quarter	1.86	1.36
2005
First Quarter	1.83	1.43
Second Quarter	1.85	1.55

	U.S.$ per Ordinary Share
Period	High	Low
Third Quarter	3.20	1.84
Fourth Quarter	3.95	2.67
2006
January	4.48	3.55
February	5.90	4.25
March	6.40	5.10
April	6.10	5.27
May	6.10	4.10

The following table shows, for each period indicated, the reported highest and lowest middle market prices for the Ordinary Shares on the MICEX. These prices are reported in rubles.

	RR per Ordinary Share
Period	High	Low
2000	20.35	9.90
2001	16.90	9.36
2002	16.90	9.36
First Quarter	22.00	15.32
Second Quarter	26.57	20.09
Third Quarter	25.17	17.69
Fourth Quarter	26.94	14.35
2003	41.28	22.58
First Quarter	29.37	22.63
Second Quarter	38.60	22.58
Third Quarter	35.60	22.53
Fourth Quarter	41.28	26.80
2004	56.75	29.95
First Quarter	40.48	30.20
Second Quarter	43.00	33.00
Third Quarter	47,10	29.95
Fourth Quarter	56.75	36.58
2005
First Quarter	50.90	38.32
Second Quarter	53.15	43.01
Third Quarter	92.44	52.50
Fourth Quarter	117.90	76.00
2006
January	129.50	100.20
February	180.00	118.80
March	180.98	140.11
April	169.35	143.64
May	167.80	107.63

Activities of the Company and its Affiliates in the Market

Both we and our affiliates, including directors, management, and affiliated broker-dealers and financial institutions, have in the past been active in the market for Ordinary Shares. This activity is likely to continue in the future. Russian residents generally find it difficult or impossible to participate in the ADS market due to currency exchange restrictions. See ‘‘Item 10—Additional Information—Exchange Controls.’’

On March 18, 1997, Tatneft, IFK Solid and OAO Zenta, formed a limited partnership, Tatneft, Solid & Co. (the ‘‘LP’’). The LP was formed in order to acquire unrestricted Ordinary Shares and rights to acquire Restricted Ordinary Shares as those shares became unrestricted. The Restricted Ordinary Shares were the Ordinary Shares that were subject to restrictions on transfer for what was originally a three-year period subsequent to their transfer out of state ownership. By May 2001, all such restrictions were lifted and all of our Ordinary Shares became freely tradable. One reason for the establishment of the LP was to control the flow of Restricted Ordinary Shares into the market as the restrictions on resale expired. See ‘‘—The Ordinary Share Market’’ under this Item.

Tatneft, IFK Solid and OAO Zenta are the only general partners in the LP. At May 16, 2006, there were 112 limited partners, mainly Tatneft employees (including our directors and executive officers), who generally contributed unrestricted Ordinary Shares to the LP in exchange for their limited partnership interests. The general partners are entitled to 20% of the LP’s net income, and the limited partners to 80%. The general partner and each limited partner share in the net income allocable to its class pro rata to its contribution to the LP. At May 15, 2006, 2006, the LP held 6,775 Ordinary Shares. See ‘‘—The Ordinary Share Market’’ under this Item.

IFK Solid began to actively participate in the market for the Ordinary Shares from September 19, 1996. IFK Solid was acquired in 1996 by a group that included Tatneft and several affiliated and non-affiliated companies, and it continues to participate actively in the market for our shares. In late December 2005, we sold all of our shares in IFK Solid, representing 59.7% of the total outstanding shares of IFK Solid.

In addition, on December 23, 2005, our subsidiary Tatneft Oil AG acquired participation shares with the total value of U.S.$394.4 million in an open-ended investment company IPCG Fund, incorporated in Jersey, Channel Islands, by contributing 116 million ordinary shares of Tatneft, treasury shares of the Group, and U.S.$1 million in cash into the fund. IPCG Fund invests its assets primarily in equity and debt of companies operating in, or whose activities are connected to, the Russian Federation in general, and in or to the Republic of Tatarstan, in particular, with a priority for entities operating in the oil and chemicals industry and, to a lesser extent, the banking sector. IPCG Fund’s investment objective is to achieve medium and long-term capital appreciation of its investments. IPCG Fund is managed by MARS Capital Management Limited, a company regulated by Jersey Financial Services Commission. IPCG Fund is an indirect shareholder of ZAO Nizhnekamsk Oil Refinery and is expected to participate in the financing of the new refinery and petrochemical complex, including through participation of additional investors in the fund.

Overall, at December 31, 2004, 185,559,889 Ordinary Shares were held by our subsidiaries and classified as treasury stock under U.S. GAAP, compared to 191,430,258 Ordinary Shares at December 31, 2003 and 200,288,083 Ordinary Shares at December 31, 2002. Under Russian law, shares held by subsidiaries may vote and receive dividends.

Share Registrar

Our share register is currently held by Aktsionerny Kapital, which holds both federal and Tatarstan licenses to act as a share registrar. In the case of trades of Tatneft shares that involve licensed Russian broker-dealers, a transaction will ordinarily be registered by Aktsionerny Kapital solely on the basis of a transfer order. In the case of a transaction in which neither party is a licensed broker-dealer, additional documentation—including a transfer order, signature verifications and properly executed powers-of-attorney—is required. To facilitate trading, Aktsionerny Kapital has departments that act as transfer agents in Moscow and Kazan. These arrangements ordinarily obviate the need for traders in Moscow and Kazan to travel to Almetyevsk to execute a trade. The registrar generally charges the maximum rates permitted by Russian law for various registrar actions. The maximum rates for these transactions currently include: (i) RR10 for opening an account; (ii) from RR20 up to RR8 million for registration of a transaction (depending on the value of the transaction); (iii) RR30 for amendments or additions to the information on a registered person; and (iv) RR10 for issuing an extract from the share register.

Aktsionerny Kapital is a member of PARTAD, the Russian professional organization of share registrars, transfer agents and depositories. It follows PARTAD guidelines for keeping share registers. It keeps reserve copies of the computerized register in a bank vault, as well as copies of extracts from the register. Aktsionerny Kapital also makes periodic backups of the share register.

Aktsionerny Kapital was established as an open joint-stock company in December 1996 and received capital contributions from five entities, including Tatneft and Bank Devon-Credit. We have been informed that Aktsionerny Kapital has expanded its operations to act on behalf of other companies in Tatarstan. At June 1, 2006, it acted as share registrar for 286 companies.

The FSFM regulations currently require that the share register of any Russian company with more than 500 shareholders, such as Tatneft, be held by a specialized registrar and that no shareholder of a specialized registrar own more than 20% of the registrar’s share capital. As of December 31, 2004, we owned 24.5% of the shares of Aktsionerny Kapital. The FSFM regulations also generally prohibit (with a few exceptions) a specialized registrar from carrying out any activities other than those of a share registrar, and require that the specialized registrar obtain a license from the FSFM.

To the best of our knowledge and that of Aktsionerny Kapital, there has never been any accusation that either Tatneft or its share registrar has wrongfully failed to effect a transfer of shares on the Tatneft share register, or that a shareholder has been wrongfully deleted from the register.

ITEM 10—ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Tatneft is a Russian open joint-stock company. Tatneft’s affairs are governed by the Joint-Stock Companies Law, as amended, and the Tatarstan Privatization Law. In addition, our affairs are governed by the Charter and Provisions On the Executive Board, Provisions On the Board of Directors, Provisions On the General Director and Provisions On the Revision Committee, each as approved by the shareholders at the June 25, 2004 annual shareholders’ meeting, and as amended on the annual shareholders’ meeting dated June 30, 2005.

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

A quorum of the Board exists if a majority of directors are present at a meeting of the Board, and decisions must generally be taken by a majority vote of directors present at such a meeting. Pursuant to the Joint-Stock Companies Law, an interested party transaction involving, whether directly of indirectly, one of our directors must be approved by the disinterested directors or by a majority of all of our disinterested shareholders. See ‘‘Item 6—Directors, Senior Management and Employees—Board Practices—Approval of Interested Party Transactions.’’

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

Voting Rights

Each fully paid Ordinary Share, except for treasury shares held by Tatneft, gives its holder the right to participate in shareholders’ meetings and vote on matters to be decided thereby. Holders of Preferred Shares are generally not entitled to vote at the shareholders’ meetings. However, both the Charter and the Joint-Stock Companies Law entitle preferred stockholders to vote on changes and additions to the Charter where such changes provide for reorganization or liquidation of the Company, limitation of their rights, including the issuance of preferred shares with broader rights than those of the existing preferred shares, or change the amount of dividends on the Preferred Shares. Holders of preferred shares are also entitled to vote at the shareholders’ meeting on any items that may appear on the agenda in the event that we fail to declare a dividend on Preferred Shares in full.

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

Limitations on Share Ownership

There are currently no restrictions under the Charter or under Russian or Tatarstan law that limit the right of non-Russian residents or persons to own or vote our shares either directly or through an ADR program. However, under the Law on the Securities Markets and FSFM regulation, the deposit of shares of a Russian company into an ADR program requires the permission of the FSFM. Such permission may be denied among other reasons if more than 35% of the class of shares eligible for deposit into the ADR program will circulate outside Russia, including in the form of ADSs or if the ADR program contemplates the voting of the shares underlying the ADSs other than in accordance with the instructions of the ADS holders. Our ADR program has no express limitations on the deposit of our Ordinary Shares into the program, and it contemplates that, in the absence of instructions from ADS holders, the depositary will give a proxy to vote the shares underlying such ADRs to our representative. There is uncertainty as to whether the FSFM regulation applies to ADR programs into which additional shares have been deposited and/or continue to be deposited in excess of 35% of the Ordinary Shares at the time of enactment of the regulation, or only to ADR programs established after the time of its enactment. There have been articles in the press stating that in January 2004 The Bank of New York ceased deposits of shares of another

Russian company into its ADR program after the aggregate number of shares deposited into the program exceeded the amount permitted by the FSFM for this company. We have never applied for FSFM permission for our ADR program as the requirement to obtain such permission was introduced after we launched our ADR program. In addition, the number of the Ordinary Shares deposited in our ADR program constitutes 22.6% of our Ordinary Shares and we may be required to limit the amount of the Ordinary Shares deposited in ADR program to 35%. Accordingly, we can give no assurance that The Bank of New York, acting as one of the depositaries for our ADR program, will allow additional deposits of the Ordinary Shares if they exceed the 35% limitation. Furthermore, the FSFM regulation does not specify the consequences of violation of the regulation. An assertion that the FSFM regulation and/or the limitation on shares deposited in the program applies to our ADR program could have a material adverse effect on the market price of our Ordinary Shares or ADSs. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to Investment in our ADSs.’’

In addition, according to Russian and international press reports, the Ministry of Industry and Energy has prepared a draft law restricting foreign investments in certain ‘‘strategic’’ Russian industries. This draft law has not been submitted to, or approved by, the State Duma and therefore has not become public. The draft law reportedly provides that foreign investors may not own, directly or through a chain of affiliated companies, 50% or more of the share capital of a company involved in a ‘‘strategic’’ industry. In addition, a governmental approval will reportedly be required for acquisition by a foreign investor of more than 25% of a company involved in a ‘‘strategic’’ industry. On March 2, 2006, the Kommersant daily newspaper published a list of 39 ‘‘strategic’’ industries that might be influenced by the proposed law, which included production of natural resources. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Russian Legal System and Russian Legislation—Possible restrictions of foreign investments in strategic industries may limit your ability to hold or sell our ADSs.’’

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

Redemption Provisions

The Joint-Stock Companies Law provides that holders of voting shares can require us to repurchase all or a portion of their shares in the event of (i) our reorganization or certain major transactions, or (ii) amendments or restatements of our Charter that restrict such shareholder’s rights, in both cases where such shareholders voted against or did not participate in the vote regarding the reorganization, major transaction or amendment or restatement of our Charter. We are required to repurchase shares in the above circumstances at a price determined by our Board, provided that such price may not be less than the market value of the shares as determined by an independent appraiser.

Change of Control Provisions

In accordance with the Provision of the Tatarstan Ministry for Land and Property Relations approved by the Order of the Cabinet of Ministers of the Republic of Tatarstan No. 430, dated

July 9, 2001, the Tatarstan government retains its rights under the Golden Share until such time as the Tatarstan Ministry for Land and Property Relations takes a decision to terminate them. The Golden Share gives the Tatarstan government the power to veto certain major decisions, including our liquidation or reorganization (i.e., mergers). See ‘‘Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.’’

On December 27, 2005, the State Duma of the Russian Federation approved the No. 7-FZ ‘‘On the Amendments to the Federal Law On Joint Stock Companies and other Legal Acts of the Russian Federation,’’ dated December 27, 2005, which amends the Joint-Stock Companies Law. All the provisions of this law will become effective on July 1, 2006, except the provision relating to the mandatory insurance of an independent appraiser’s liability. This law sets rules for acquisitions of more than 30% of the voting shares of an open joint stock company and provides a legal frame for the squeeze-out of minority shareholders from a Russian company. Under this law, any person (together with its affiliates) intending to acquire more than 30% of our Ordinary Shares may (but is not required to) make an offer to other our shareholders to buy their shares in an amount and at a price determined by such person (‘‘Voluntary Offer’’). The price of the Voluntary Offer may differ from the market price. The purchaser of the Ordinary Shares may not acquire such shares at a price or on conditions different from those of the Voluntary Offer as long as the Voluntary Offer is open for acceptance. In addition, if such person (together with its affiliates) reaches the 30%, the 50% or the 75% threshold, this person is obliged to make an offer to the remaining shareholders to purchase their shares at the market price (‘‘Mandatory Offer’’). After the initiation of either a Voluntary Offer, or a Mandatory Offer, certain decisions may be taken only by our general shareholders’ meeting rather than by our Board of Directors, regardless of the exclusive powers granted to the Board of Directors by our Charter, including share capital increase and approval of certain transactions.

Moreover, a person (together with its affiliates) acquiring more than 95% of our Ordinary Shares is obliged to purchase the shares of the other shareholders at market price at their demand; and to notify all the minority shareholders of their respective rights within 35 days following the acquisition of 95% of our Ordinary Shares. In addition, a person acquiring at least 10% of the our Ordinary Shares as a result of a Mandatory Offer or of a Voluntary Offer is entitled to request a mandatory buy-out of the remaining shares purchased at the market price from all the other shareholders. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Russian Legal System and Russian Legislation—You could be subject to a mandatory buy-out procedure initiated by any person acquiring more than 95% of our Ordinary Shares.’’

MATERIAL CONTRACTS

Other than the loan agreements with foreign lenders described under ‘‘Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources’’ and contracts we enter into in the ordinary course of business, we have not entered into any contracts in the past two years that may be material to our operations.

EXCHANGE CONTROLS

Capital Import and Export Restrictions

In December 2003, President Putin signed the Currency Law. Most provisions of the Currency Law came into effect in June 2004. The Currency Law significantly liberalizes the exchange control regime in Russia and expands the ability of Russian individuals and legal entities to engage in banking and financial transactions outside of Russia. Effective from January 1, 2007, the Currency Law will remove certain restrictions previously imposed by the Russian Government and the Central Bank on transactions between Russian and non-Russian residents. However, from June 18, 2004, the Government and the Central Bank are able to impose mandatory reserve requirements and require use of special accounts for certain transactions of, among others, Russian residents with non-residents.

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

Russian exporters are required to repatriate 100% of export proceeds. Though in the past the requirement for mandatory conversion has been as high as 75%, effective from May 1, 2006, the Central Bank abolished mandatory conversion of hard currencies export proceeds.

Russian resident and non-resident companies may exchange rubles for foreign currency and back (including for the purposes of payments of interest and dividends) through special accounts and subject to certain reserve requirements imposed by the Central Bank. The Central Bank regulations on depositing mandatory reserves and mandatory use of special-purpose accounts are to be abolished from July 2006.

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

Under the terms of the Deposit Agreement, to which we, the Depositary, the registered owners of ADRs and the owners of a beneficial interest in book-entry ADRs are parties, ADSs may be sold in Russia to Russian residents without restrictions. However, the Federal Law on Currency Control and Currency Regulation restricts acquisition of foreign securities (including ADSs) by Russian investors by requiring that they conduct these operations through special banking accounts with authorized Russian banks and deposit in a special non-interest bearing account with an authorized Russian bank a monetary sum of 12.5% of the amount paid for the securities for 15 days.

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

TAXATION

The following discussion summarizes certain material United States federal and Russian income and withholding tax consequences for holders of our ordinary shares or ADSs. The discussion which follows is based on (a) the U.S. Internal Revenue Code of 1986, as amended, which is referred to in this summary as the ‘‘Code,’’ the U.S. Treasury regulations thereunder, and judicial and administrative interpretations thereof, (b) Russian law and (c) the Convention between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital (the ‘‘U.S./Russia Double Tax Treaty’’) all as in effect on the date hereof, and as subject to any changes (possibly on a retroactive basis) in these or other laws occurring after such date. It is also based, in part, on representations of the Depositary, and assumes that each obligation in the deposit agreement and any related agreements will be performed in accordance with its terms.

The discussion that follows is intended as a descriptive summary only and is not intended as tax advice to any particular investor. It is also not a complete analysis or listing of all potential U.S. federal or Russian income and withholding tax consequences to a prospective holder of our ordinary shares or ADSs. Each prospective investor is urged to consult its own tax adviser regarding the specific U.S. federal, state, and local and Russian tax consequences of the ownership and disposition of our ordinary shares or ADSs.

Russian Tax Considerations

The following is a summary of certain Russian tax considerations regarding the purchase, ownership and disposition of our ordinary shares or ADSs. The summary is general in nature and is based on the laws of the Russian Federation in effect as at the date of this prospectus. The summary does not seek to address the applicability of any double tax treaty relief. In this regard, however, it is noted that there may be practical difficulties involved in claiming double tax treaty relief. Investors should consult their tax advisors with respect to the consequences of an investment in the ordinary shares or ADSs arising under the legislation of the Russian Federation or any political subdivision thereof. Please see ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company—The Russian tax system imposes substantial burdens on us and is subject to frequent change and significant uncertainty.’’ Under no circumstances should the descriptions set forth below be viewed as tax advice.

The Russian tax rules applicable to securities, and in particular those held by Non-Resident Holders (as defined below), are characterized by significant uncertainties and by an absence of interpretative guidance. In particular, the Russian tax authorities have provided very little guidance regarding the treatment of ADS arrangements. Russian tax law and procedures are not well developed and rules are sometimes interpreted differently by different tax inspectorates and inspectors. In addition, both the substantive provisions of Russian tax law and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change than in a jurisdiction with more developed capital markets. The relevant chapters of Part II of the Tax Code that set out the regulatory framework for taxation of the income of individuals and the profits of Russian and foreign legal entities do not regulate all issues arising in connection with the purchase, ownership, and disposition of ordinary shares or ADSs by Non-Resident Holders. Currently, the Russian government is in the process of replacing the existing tax legislation with a comprehensive tax code, but it is unclear when this process will be completed and how Non-Residential Holders would be affected.

General Comments

For the purposes of this summary, a ‘‘Non-Resident Holder’’ means: a physical person, physically present in the Russian Federation for less than 183 days in a given calendar year; or a legal person or entity not incorporated or otherwise organized in the Russian Federation (with no tax registration in Russia), which holds and disposes of our ordinary shares or ADSs other than through a permanent establishment in Russia. Russian income tax obligations of a Non-Resident Holder may arise with respect to income from a Russian source. Russian tax law does not provide a general definition as to what constitutes Russian source income; however, specific types of income, including dividends and capital gains on disposal of shares in certain Russian companies, are referred to as Russian source income for both individual and corporate Non-Resident Holders.

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

This tax may be reduced under the terms of a double tax treaty between Russia and the country of residence of the Non-Resident Holder. For example, the U.S./Russia Double Tax Treaty provides for reduced rates of withholding on dividends paid to holders that are Eligible U.S. Holders (as defined below) that are entitled to U.S./Russia Double Tax Treaty benefits; a 5% rate applies to Russian source dividends paid to Eligible U.S. Holders that are corporate legal entities owning 10% or more of the Russian entity’s outstanding voting shares and a 10% rate applies for all other Eligible U.S. Holders. See ‘‘—Procedure for obtaining double tax treaty relief.’’

For the purposes of this summary, ‘‘Eligible U.S. Holder’’ means a U.S. person that is a beneficial owner of an ADS or ordinary share and of the cash dividends paid thereon that satisfies all the following conditions: the holder (i) is a resident in the United States for the purposes of the U.S./Russia Double Tax Treaty and (ii) holds the ordinary shares or ADSs in a manner not effectively connected with a permanent establishment in the Russian Federation through which such U.S. person carries on business activities or with a fixed base in the Russian Federation from which such U.S. person performs independent personal services.

However, double tax treaty relief may not be available to U.S. or other Non-Resident Holders of ADSs because of the lack of interpretative guidance on the beneficial ownership concept in Russia and taxation of income of beneficial owners, relating to the fact that the depositary (and not the holders of the ADSs) is the legal holder of our ordinary shares under Russian law. In 2005, the Ministry of Finance expressed an opinion that holders of depositary receipts should be treated as the beneficial owners of the underlying shares for the purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that the tax residencies of depositary receipt holders are duly confirmed. However, in the absence of any specific provisions in Russian tax legislation, it is unclear how the Russian tax authorities will ultimately treat the depositary receipt arrangements. In the absence of any further clarification from the Russian tax authorities on the application of relevant double tax treaties, we are unlikely to be able to apply the reduced rates and will have to withhold income tax at the applicable rates under Russian domestic law on dividends payable to U.S. or other Non-Resident Holders. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to Investment in our ADSs—You may not be able to benefit from the United States-Russia double tax treaty.’’

Taxation of Capital Gains

Taxation of Legal Entities

Tax implications may differ upon disposal of either ADSs or our ordinary shares by a Non-Resident Holder that is a legal entity.

In the case of ADSs, a Non-Resident Holder, that is a legal entity, generally should not be subject to any Russian income tax in connection with the sale, exchange or other disposition of ADSs outside Russia. The Tax Code provides that capital gains realized by non-resident legal entities from sales of shares or derivative instruments (where the underlying assets are in the form of shares in Russian companies) that are officially listed and sold on foreign exchanges will not be recognized as income from Russian sources and, therefore, shall not be subject to Russian income tax.

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

Taxation of individuals

Income received by a Non-Resident Holder who is an individual, including capital gains from the sale of securities is subject to income tax at the rate of 30% provided this income is received from a source within Russia. Income is received from a source within Russia if the shares or ADSs are sold in the territory of the Russian Federation. However, there is no definition of ‘‘sale in the territory of the Russian Federation’’ in relation to transactions involving securities. There is a risk that any sale of our Ordinary Shares or ADSs may be considered as a sale in the territory of the Russian Federation if the purchaser of our Ordinary Shares or ADSs is a Russian resident (either a legal entity or an individual).

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

Double tax treaty relief

A Non-Resident Holder that is a legal entity may be able to avoid Russian income tax on the disposition of shares under the terms of a double tax treaty between the Russian Federation and the country of residence of the Non-Resident Holder.

Under the U.S./Russia Double Tax Treaty, U.S. holders are exempt from income tax on capital gains unless 50% or more of assets of the issuer are represented by immovable property. However, it should be noted that there is a difference between the two official (i.e., English language and Russian language) texts of the U.S./Russia Double Tax Treaty. Since the Russian competent authority is most likely to rely on the Russian language version, there is a risk for U.S. holders that capital gains on disposal of the shares in a Russian company, where the proceeds of such disposal are received from a source within Russia, would still be subject to Russian tax if immovable property comprised 50% or more of fixed assets (as opposed to assets) of the issuer. Thus, it is possible that no double tax treaty relief from taxation of capital gains will be available for U.S. holders.

In practice, no advance exemption from withholding tax under a double tax treaty is available for individual Non-Resident Holders. See ‘‘—Procedure for obtaining double tax treaty relief.’’

It should be noted that all capital gains should be calculated in the currency in which a Non-Resident Holder receives such income.

Procedure for Obtaining Double Tax Treaty Relief

Legal entities

The procedure for obtaining double tax treaty relief is simplified under new legislative provisions. The Income Tax Chapter of the Tax Code, which became effective on January 1, 2002, eliminates the requirement that a non-resident organization should obtain tax treaty clearance from Russian tax authorities prior to receiving any income derived from the shares or ADSs (i.e., from the payment of dividends or the sale of shares). However, Russian tax authorities, in connection with a tax audit, may still dispute the eligibility of a non-resident to benefit from a double tax treaty and require the tax agent to provide documentary support for non-withholding. Upon failure to provide the required documentary support, the tax agent may be required to pay any tax, penalties, and interest. Under the Tax Code (Article 11) non-resident organizations include foreign legal entities, companies or other corporate formations with civil legal capacity established in accordance with legislation of foreign jurisdictions and international organizations.

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

If tax treaty relief is not obtained and income tax is withheld by a tax agent on capital gains or other amounts, a Non-Resident Holder that is an organization as defined by the Tax Code may apply for a tax refund within 3 years from the end of the tax period in which the tax was withheld. To process a claim for a refund, the Russian tax authorities require (i) a confirmation of the tax residence of a Non-Resident Holder in a state with which Russia has concluded the relevant treaty at the time the income was paid; (ii) an application for refund of the income tax withheld in a format provided by the Russian tax authorities; and (iii) copies of the relevant contracts and payment documents confirming the payment of the income tax withheld to the appropriate Russian authorities (Form 1012DT (2002) is designed to combine (i) and (ii) for foreign organizations). The Russian tax authorities may require a Russian translation of some documents. Under the provisions of the Tax Code, the refund of the tax withheld should be granted within one month after the submission of the documents. However, procedures for processing such claims have not been clearly established, and there is significant uncertainty regarding the availability and timing of such refunds.

Individuals

In accordance with the Tax Code, a Non-Resident Holder who is an individual, in order to take advantage of a relevant double tax treaty, must present to the tax authorities a document substantiating his or her tax residence that complies with the applicable double tax treaty and a document supporting the income received and the tax paid offshore, confirmed by the foreign tax authorities. Formally, such requirement means that an individual cannot rely on the tax treaty until he or she pays the tax in the jurisdiction of their residence.

If income tax is withheld by a tax agent, a Non-Resident Holder who is an individual may apply for a tax refund within 1 year from the end of the tax period in which the tax was withheld for individual Non-Resident Holders. There is however, significant uncertainty regarding the availability and timing of such refunds.

Information for U.S. holders

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

U.S. Federal Income Tax Considerations

The following is a general description of the material U.S. federal income tax consequences that apply to you if you are a beneficial owner of ADSs or Ordinary Shares who is a U.S. holder. For purposes of this summary, a ‘‘U.S. Holder’’ is a beneficial owner of ADSs or Ordinary Shares that is:

•	a citizen or resident of the United States;

•	a U.S. domestic corporation; or

•	otherwise subject to United States federal income tax on a net income basis with respect to income from the ADSs or Ordinary Shares.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of ADSs or Ordinary Shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Since your U.S. federal income and withholding tax treatment may vary depending upon your particular situation, you may be subject to special rules not discussed below. Special rules will apply, for example, if you are:

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

In addition, this summary is generally limited to persons holding Ordinary Shares or ADSs as ‘‘capital assets’’ within the meaning of Section 1221 of the U.S. Internal Revenue Code and whose functional currency is the U.S. dollar. The discussion below also does not address the effect of any U.S. state or local tax law or foreign tax law.

For purposes of applying U.S. federal income and withholding tax law, a holder of an ADS will be treated as the owner of the underlying Ordinary Shares represented by that ADS.

Taxation of Dividends on Ordinary Shares or ADSs

For U.S. federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, with respect to Ordinary Shares or ADSs will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with U.S. federal income tax principles. Distributions in excess of our current or accumulated earnings and profits will be applied against and will reduce your tax basis in Ordinary Shares or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such Ordinary Shares or ADSs. You should be aware that we do not intend to calculate our earnings and profits for U.S. federal income tax purposes. If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on Ordinary Shares or ADSs, which is generally available for dividends paid by U.S. corporations to U.S. corporations.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are ‘‘qualified dividends.’’ Dividends paid on the ADSs will be treated as qualified dividends if Tatneft was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, (a) a passive foreign investment company (‘‘PFIC’’) or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company (‘‘FPHC’’) or foreign investment company (‘‘FIC’’). Based on Tatneft’s audited financial statements and relevant market and shareholder data, Tatneft believes that it was not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to its 2003 and 2004 taxable years. In addition, based on Tatneft’s financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income Tatneft does not anticipate being treated as a PFIC for its 2005 taxable year.

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

A dividend distribution will be treated as foreign source income and will generally be classified as ‘‘passive income’’ or, for a dividend that is includible in your gross income for a tax year beginning before January 1, 2007, in some cases, ‘‘financial services income’’ for United States foreign tax credit purposes. The rules relating to the determination of the foreign tax credit, or deduction in lieu of the foreign tax credit, are complex and you should consult your own tax advisors with respect to those rules.

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

If Russian tax is withheld on the sale of Ordinary Shares or ADSs, you may not be entitled to credits for the amount withheld, even though the procedures for claiming refunds and the practical likelihood that refunds will be made available in a timely fashion are uncertain.

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

ITEM 11—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Foreign Currency Risk

Our principal exchange rate risk involves changes in the value of the ruble relative to the U.S. dollar. At December 31, 2004, approximately RR17,800 million of our indebtedness was denominated in U.S. dollars (out of approximately RR27,619 million of our total indebtedness at that date). Depreciation in the value of the ruble relative to the U.S. dollar will increase the cost in rubles of our foreign currency denominated costs and expenses and of our debt service obligations for foreign currency denominated indebtedness. A depreciation of the ruble relative to the U.S. dollar will also result in foreign exchange losses as the ruble value of our foreign currency denominated indebtedness is increased. We believe that the risks associated with our foreign currency exposure are mitigated by the fact that a significant portion of our revenues, approximately 65%, are U.S. dollar-denominated, and thus more closely match our foreign currency costs and debt service obligations. Furthermore, total loans and accounts receivable of RR29,685 million at December 31, 2004 were also U.S. dollar based, and serve to mitigate our exposure to foreign currency fluctuations. As of December 31, 2005, the ruble had depreciated against the U.S. dollar by approximately 3.7% since December 31, 2004. The value of the ruble against the U.S. dollar further increased during 2006.

A hypothetical, instantaneous and unfavorable (depreciation of the U.S. dollar against the ruble) 10% change in currency exchange rates on December 31, 2004 would have resulted in additional interest expense, including default interest, of approximately RR47 million per year, reflecting the increased costs in rubles of servicing our foreign currency denominated indebtedness held at December 31, 2004. A hypothetical, instantaneous and unfavorable 10% change in currency exchange rates at December 31, 2004 would have resulted in an estimated foreign exchange loss of approximately RR1,308 million on foreign currency denominated indebtedness held at December 31, 2004.

Interest Rate Risk

We are exposed to interest rate risk on our indebtedness that bears interest at floating rates and to a lesser extent, on our indebtedness that bears interest at fixed rates. At December 31, 2004, we had approximately RR29,619 million in loans outstanding, of which approximately RR20,304 million bore interest at fixed rates and approximately RR9,315 million bore interest at floating rates determined by reference to the LIBOR for U.S. dollar deposits.

We undertake debt obligations to support general corporate purposes including capital expenditures and working capital needs. Upward fluctuations in interest rates increase the cost of new debt and the interest cost of outstanding variable rate borrowings. Fluctuations in interest rates can also lead to significant fluctuations in the fair value of our debt obligations. A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial liabilities held at December 31, 2004 would have resulted in additional net interest expense of approximately RR84 million per year. The above sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogenous category of financial liabilities. A homogeneous category is defined according to the currency in which financial liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., U.S. dollars, rubles).

As it relates to our fixed rate financial liabilities a hypothetical, instantaneous 10% decrease in interest rates would have resulted in RR27 million increase in the fair value of long-term debt outstanding as of December 31, 2004. However, our sensitivity to decreases in interest rates and corresponding increases in the fair value of our debt portfolio would unfavorably affect our results and cash flows only to the extent that we elected to repurchase or otherwise retire all or a portion of our fixed-rate debt portfolio at prices above carrying value.

Liquidity Risk

Liquidity risk arises when the maturity of assets and liabilities do not match. The matching and/or controlled mismatching of the maturities of assets and liabilities is fundamental to the management of our banking subsidiaries. It is unusual for the maturities and interest rates of assets and liabilities of banks ever to be completely matched since business transacted is often of an uncertain term and of differing types. However, while an unmatched position potentially enhances profitability, it can also increase the risk of losses. The maturities of assets and liabilities and the ability to replace, at an acceptable cost, interest-bearing liabilities as they mature, are important factors in assessing the liquidity of our banking subsidiaries and their exposure to changes in interest and exchange rates. Liquidity risk is managed by our banking subsidiaries’ Asset/Liability Committees. See ‘‘Appendix A—Tatneft’s Banking Operations.’’

Derivatives

For the purpose of reducing interest rate risk and currency risk, our banking subsidiaries use a number of derivative instruments. These comprise interest rate swaps, forward rate agreements and forward foreign exchange contracts. The objective, when using any derivative instrument, is to ensure that the risk to reward profile of any transaction is optimized. The normal policy is to measure these instruments at their fair value, using the spot rate at the year end as the basis for the fair value measurement with resultant gains or losses being reported within gains less losses arising from dealing in foreign currency within the statement of operations. We do not believe that the derivatives entered into by our banking subsidiaries are material to us. See ‘‘Appendix A—Tatneft’s Banking Operations.’’

Credit Risk

Our financial instruments that are potentially exposed to concentrations of credit risk consist primarily of accounts receivable, cash and cash equivalents, prepaid VAT as well as loans receivable and advances. A significant portion of our trade accounts receivable is due from domestic and export trading companies. We do not generally require collateral to limit the exposure to loss; however, sometimes letters of credit and prepayments are used. Although collection of these receivables could be influenced by economic factors affecting these entities, we believe there is no significant risk of loss to us beyond allowances already recorded. Our banking subsidiaries’ maximum exposure to credit risk excluding the value of collateral is generally reflected in the carrying amounts of financial assets on the balance sheet. The impact of possible netting of assets and liabilities to reduce potential credit exposure is not significant. Our banking subsidiaries structure the levels of credit risk they undertake by placing limits on the amount of risk accepted in relation to one borrower, or groups of borrowers, and to geographical and industry segments. Such risks are monitored on a revolving basis and subject to an annual or more frequent review. Limits on the level of credit risk by product, borrower and industry sector are reviewed regularly. Exposure to credit risk is also managed, in part, by obtaining collateral and corporate and personal guarantees. Overall we do not believe that credit risk is material to us. See Note 21 to our consolidated financial statements and ‘‘Appendix A—Tatneft’s Banking Operations.’’

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

Equity Price Risk

As of December 31, 2004 we had cost method equity investments in certain entities, totaling RR990 million at December 31, 2004. These investments are exposed to market risk of fluctuations in equity prices. See ‘‘Item 9—The Offer and Listing—Markets—Activities of the Company and its Affiliates in the Market’’ for a description of the IPCG Fund.

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

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Item is not applicable.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15—CONTROLS AND PROCEDURES

We engaged Ernst & Young in September 2005 to audit our U.S. GAAP financial statements for the year ended December 31, 2004. Ernst & Young was also engaged by us in June 2003 to audit our U.S. GAAP financial statements for the year ended December 31, 2003. PricewaterhouseCoopers had audited our financial statements in prior years. As Ernst & Young conducted their audit of the financial statements for the years ended December 31, 2003 and 2004, they identified weaknesses in our control environment (see ‘‘Item 3—Risk Factors—Risks Relating to the Company—Our independent registered public accounting firm reported material weaknesses in our internal controls and we may not be able to remedy these material weaknesses or prevent future weaknesses’’), some of which had also been noted by PricewaterhouseCoopers and reported in our annual report on Form 20-F in prior periods. In addition, in the course of the audit of our U.S. GAAP financial statements for the year ended December 31, 2003, Ernst & Young identified certain unusual transactions the nature and business purposes of which were not immediately apparent. Ernst & Young notified the Audit Committee and advised them to retain independent counsel to conduct an investigation of these transactions. Our Audit Committee retained Kennedys as its independent legal counsel to conduct the investigation. Completed in April 2005, the investigation found the following:

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

Based on the documentation, information and evidence obtained by it, Kennedys found no evidence of fraud, but also found that our control environment (including our maintenance of books and records and internal controls) was inadequate under the applicable requirements of the Exchange Act. The General Director and Deputy General Director of Economics have thus concluded that our disclosure controls and procedures, as of December 31, 2003 and December 31, 2004, were not effective to provide reasonable assurance that the information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

We have taken and are continuing to take certain measures aimed at improving our control environment and to prevent the recurrence of transactions whose nature and business purposes are not apparent. For instance, we have: expanded (including through external hires) and raised the status (by establishing a new department whose functions and powers are clearly stated in an internal regulation) of our consolidated financial reporting function responsible for, inter alia, the preparation of our U.S. GAAP financial statements; appointed a CFO designate whose responsibilities include management of and oversight over the preparation of our U.S. GAAP financial statements; provided training for senior executives in respect of SEC rules and regulations and their respective responsibilities; appointed an independent financial expert to the Audit Committee; adopted a regulation requiring the approval of certain transactions by our Board of Directors even when such approval is not required under Russian law; established a new internal audit department; developed (with the assistance of an external consultant) a software to facilitate the preparation of our consolidated financial statements; and approved the principles of regulations relating to the management (including financial) of us as a group.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Maria Leonidovna Voskresenskaya qualifies as an ‘‘audit committee financial expert’’ within the meaning of Item 16A of Form 20-F.

ITEM 16B—CODE OF ETHICS

We have adopted the Code of Corporate Culture satisfying the requirements of a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our Code of Corporate Culture applies to all of our employees. Our Code of Corporate Culture is both filed as Exhibit 11.1 to this Form 20-F and posted on our website http://www.tatneft.ru. If we amend the provisions of our Code of Corporate Culture that apply to our General Director, Deputy General Director of Economics, chief accounting officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website within five business days of the adoption of such amendment or waiver.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees (excluding VAT) billed to us by our independent auditor Ernst & Young during the fiscal years ended December 31, 2005, 2004 and 2003, and by our independent auditor PricewaterhouseCoopers during the fiscal year ended December 31, 2002:

	Year ended December 31,
	2005		2004	2003	2002
	(in U.S.$ thousands)
Audit fees	602	(1)	3,592	1,990	957
Audit-related fees	93		—	—	—
Tax fees	—		—	7	—
Other fees	—		—	—	—
Total fees	695		3,592	1,997	957

(1)	Audit fees for the fiscal year ended December 31, 2005 include statutory fees only.

Audit fees in the above tables are the aggregate fees billed by PricewaterhouseCoopers and Ernst & Young in connection with the audit of our annual financial statements (including statutory) and review of our interim financial statements. The fees stated in the table above are not definitive.

Audit fees and audit-related fees include fees and expenses for services rendered from January through December 31 of the fiscal year, notwithstanding when the fees and expenses were billed.

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

PART III

ITEM 17—FINANCIAL STATEMENTS

Not applicable.

ITEM 18—FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-57.

ITEM 19—EXHIBITS

(a) The following financial statements are filed as part of this Form 20-F:

(b) Index to Exhibits

Pursuant to the rules and regulations of the SEC, we have filed certain agreements as exhibits to this annual report on Form 20-F. These agreements may contain representations and warranties by the parties. These representations and warranties have been made solely for the benefit of the other party or parties to such agreement and (i) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to such agreements if those statements turn out to be inaccurate, (ii) may have been qualified by disclosures that were made to such other party or parties and that either have been reflected in our filings or are not required to be disclosed in those filings, (iii) may apply materiality standards different from what may be viewed as material to investors and (iv) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments. Accordingly, these representations and warranties may not describe our actual state of affairs at the date hereof.

1.1	Translation of the Amended and Restated Charter of OAO Tatneft, as adopted on June 30, 2005.
*1.2	Provisions on the Board of Directors of OAO Tatneft, dated June 28, 2002, together with an English translation thereof.
*1.3	Provisions on the General Director of OAO Tatneft, dated June 28, 2002, together with an English translation thereof.
*1.4	Provisions on the Executive Board of OAO Tatneft, dated June 28, 2002, together with an English translation thereof.
*1.5	Provisions on the Revision Committee of OAO Tatneft, dated June 28, 2002, together with an English translation thereof.
**1.6	Provisions on the Audit Committee of OAO Tatneft, dated October 29, 2004.
**1.7	Provisions on the Human Resources and Compensation Committee of OAO Tatneft, dated September 28, 2004.
1.8	Regulation on the Procedure for Approving Certain Transactions by the Board of Directors of OAO Tatneft, dated March 28, 2006.
***2.1	Form of Deposit Agreement between OAO Tatneft and The Bank of New York, as Depositary, and holders from time to time of American Depositary Shares thereunder (including as an exhibit the form of American Depositary Receipt).

****2.2	Form of Amended and Restated Deposit Agreement between OAO Tatneft and The Bank of New York, as Depositary, and holders from time to time of American Depositary Shares thereunder (including as an exhibit the form of American Depositary Receipt).
*****4.1	Agreement on Joint Activities for Shared Investment No. 180 of September 17, 1999 between Tatneft and OAO Nizhnekamsk Oil Refinery.
*****4.2	Agreement on Joint Activities in Construction No. 01-37/15 of December 1, 1999.
8.1	List of Significant Subsidiaries of OAO Tatneft.
**11.1	Code of Corporate Culture, dated December 26, 2003.
12.1	Section 302 Certification by the General Director.
12.2	Section 302 Certification by the Deputy General Director of Economics.
13.1	Section 906 Certification
******15.1	Report of Reserve Consultants, Miller and Lents, Ltd., dated March 20, 2006.
*******15.2	Report of Reserve Consultants, Miller and Lents, Ltd., dated May 28, 2004.
15.3	Consent of Miller and Lents, Ltd.

*	Filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2001, filed with the SEC on July 1, 2002.

**	Filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2003, filed with the SEC on July 14, 2005.

***	Filed as an exhibit to our Registration Statement on Form F-6 (Reg. No. 333-8488), filed with the SEC on March 19, 1998.

****	Filed as an exhibit to our amendment to Registration Statement of Form F-6 (Reg. No. 333-8488), filed with the SEC on April 30, 1998.

*****	Filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2000, filed with the SEC on July 2, 2001.

******	Incorporated by reference from our report on Form 6-K furnished to the SEC on March 28, 2006.

*******	Incorporated by reference from our report on Form 6-K furnished to the SEC on July 23, 2004.

The total amount of long-term debt securities of the registrant and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish copies of any or all such instruments to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OAO TATNEFT Registrant
/s/ Shafagat F. Takhautdinov
Name:	Shafagat F. Takhautdinov
Title:	General Director

Date: June 26, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of OAO Tatneft

We have audited the accompanying consolidated balance sheets of OAO Tatneft (referred to as the ‘‘Company’’) as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OAO Tatneft at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 3 and 11 to the consolidated financial statements, in 2003 the Company adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003.

Moscow, Russia

June 22, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of OAO Tatneft:

In our opinion, the accompanying consolidated statements of operations and comprehensive income, of cash flows and of shareholders' equity for the year ended December 31, 2002, expressed in constant Russian Roubles of December 31, 2002 purchasing power, present fairly, in all material respects, the results of operations and cash flows of OAO Tatneft and its subsidiaries (the ‘‘Group’’) for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 4 the Company has restated previously issued financial statements for the year ended December 31, 2002, expressed in constant Russian Roubles of December 31, 2002 purchasing power.

June 9, 2003, except for the restatement
described in Note 4 as to which the date
is July 2, 2005.

TATNEFT

Consolidated Balance Sheets
(in millions of Russian Roubles)

	Notes	At December 31, 2004	At December 31, 2003
Assets
Cash and cash equivalents		18,100	8,450
Restricted cash	5	274	300
Accounts receivable, net	6	10,625	13,297
Due from related parties	19	22,154	6,631
Short-term investments	7	7,778	3,223
Current portion of loans receivable and advances, net	10	21,162	14,042
Inventories	8	10,333	10,051
Prepaid expenses and other current assets	9	15,766	17,506
Total current assets		106,192	73,500
Restricted cash	5	1,024	1,742
Long-term loans receivable and advances, net	10	12,410	6,746
Long-term investments	7	6,008	3,721
Property, plant and equipment, net	11	183,927	177,008
Total assets		309,561	262,717
Liabilities and shareholders’ equity
Short-term debt and current portion of long-term debt	12	18,101	13,213
Notes payable	13	6,615	6,948
Banking customer deposits	13	20,552	16,665
Trade accounts payable		6,242	2,948
Due to related parties	19	5,258	1,034
Other accounts payable and accrued liabilities	14	6,805	5,427
Current deferred tax liability	15	—	196
Capital lease obligations to related parties	11,19	760	643
Taxes payable		7,380	7,159
Total current liabilities		71,713	54,233
Long-term debt, net of current portion	12	9,518	12,796
Notes payable	13	2,827	1,485
Banking customer deposits	13	1,300	1,337
Asset retirement obligations, net of current portion	11	23,789	16,955
Deferred tax liability	15	22,990	21,271
Capital lease obligations to related parties, net of current portion	11,19	294	359
Total liabilities		132,431	108,436
Minority interest		6,654	5,101
Shareholders’ equity
Preferred shares (authorized and issued at December 31, 2004 and 2003 – 147,508,500 shares; nominal value at December 31, 2004 and 2003 – RR1.00)	16	148	148
Common shares (authorized and issued at December 31, 2004 and 2003 – 2,178,690,700 shares; nominal value at December 31, 2004 and 2003 – RR1.00)	16	2,179	2,179
Additional paid-in capital		89,625	89,516
Accumulated other comprehensive income		180	189
Retained earnings		83,473	62,291
Less: Common shares held in treasury, at cost (185,559,889 shares and 191,430,258 shares at December 31, 2004 and 2003, respectively)		(5,129)	(5,143)
Total shareholders’ equity		170,476	149,180
Total liabilities and shareholders’ equity		309,561	262,717

The accompanying notes are an integral part of these consolidated financial statements.

TATNEFT

Consolidated Statements of Operations and Comprehensive Income
(in millions of Russian Roubles)

	Notes	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
				(restated)
Sales and other operating revenues, including excise tax and export duties	15, 18	206,782	155,818	146,328
Costs and other deductions
Operating		34,227	31,799	36,389
Purchased oil and refined products		39,107	28,997	28,372
Exploration		861	812	463
Transportation		9,142	7,635	5,683
Selling, general and administrative		16,941	15,499	16,031
Bad debt charges and credits, net		(714)	(262)	(261)
Depreciation, depletion and amortization	18	9,237	8,850	7,541
Loss on disposals of property, plant and equipment and impairment of investments	10,11	726	2,325	851
Taxes other than income taxes	15	59,587	43,378	31,988
Maintenance of social infrastructure	11	249	279	199
Transfer of social assets	11	455	2,162	1,293
Total costs and other deductions		169,818	141,474	128,549
Other income (expenses)
Earnings from equity investments	7	748	101	148
Foreign exchange gain/(loss)		41	(225)	(1,042)
Monetary gain	2	—	—	871
Interest income		746	303	804
Interest expense		(1,386)	(1,827)	(2,855)
Other income, net		(1,817)	1,961	3,599
Total other income (expenses)		(1,668)	313	1,525
Income before income taxes, minority interest and cumulative effect of change in accounting principle		35,296	14,657	19,304
Income taxes
Current		(10,032)	(6,070)	(4,743)
Deferred (expense)/benefit		(829)	1,488	(620)
Total income tax expense	15	(10,861)	(4,582)	(5,363)
Income before minority interest and cumulative effect of change in accounting principle		24,435	10,075	13,941
Minority interest		(1,025)	63	(471)
Income before cumulative effect of change in accounting principle		23,410	10,138	13,470
Cumulative effect of change in accounting principle, net of RR 1,498 million tax	11	—	4,742	—
Net income		23,410	14,880	13,470
Foreign currency translation adjustments		15	3	(20)
Unrealized holding gains on available-for-sale securities, net of tax		19	43	33
Less: transfer of realized gains included in net income, net of tax		(43)	(33)	(2,981)
Comprehensive income		23,401	14,893	10,502

The accompanying notes are an integral part of these consolidated financial statements.

TATNEFT

Consolidated Statements of Operations and Comprehensive Income

(in millions of Russian Roubles, except per share information)

	Notes	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
				(restated)
Basic net income per share before cumulative effect of changes in accounting principle (RR)	16
Common		10.88	4.70	6.24
Preferred		11.91	5.59	7.12
Cumulative effect of changes in accounting principle (RR)
Common		—	2.23	—
Preferred		—	2.23	—
Basic net income per share (RR)
Common		10.88	6.93	6.24
Preferred		11.91	7.82	7.12
Diluted net income per share before cumulative effect of changes in accounting principle (RR)	16
Common		10.84	4.68	6.23
Preferred		11.87	5.58	7.11
Cumulative effect of changes in accounting principle (RR)
Common		—	2.22	—
Preferred		—	2.22	—
Diluted net income per share (RR)
Common		10.84	6.90	6.23
Preferred		11.87	7.80	7.11
Weighted average common shares outstanding (millions of shares)	16
Basic		1,990	1,983	1,991
Diluted		1,998	1,988	1,993
Weighted average preferred shares outstanding (millions of shares)	16
Basic		148	148	148
Diluted		148	148	148

TATNEFT

Consolidated Statements of Cash Flows
(in millions of Russian Roubles)

	Notes	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
				(restated)
Operating activities
Net income		23,410	14,880	13,470
Adjustments:
Cumulative effect of change in accounting principle		—	(4,742)	—
Minority interest		1,025	(63)	471
Depreciation, depletion and amortization	18	9,237	8,850	7,541
Net barter settlements	5	(625)	(1,126)	(2,425)
Deferred income tax expense (benefit)		829	(1,488)	620
Disposals and impairments		726	2,325	851
Net realized (gain)/loss on available-for-sale securities		(43)	10	(3,408)
Effects of foreign exchange		(717)	(1,527)	869
Monetary gain		—	—	(871)
Undistributed earnings of equity investments		(168)	(71)	(121)
Transfer of social assets		455	2,162	1,293
Accretion of asset retirement obligation		1,709	1,548	—
Other		383	(1,014)	(383)
Changes in operational working capital, excluding cash:
Accounts receivable		631	543	3,949
Inventories		(547)	212	1,946
Prepaid expenses and other current assets		(294)	(2,438)	(468)
Trading securities		(4,415)	(193)	100
Related parties		(13,944)	(1,770)	(525)
Loans receivable and advances		(2,294)	196	(1,271)
Notes receivable		461	1,093	(4,425)
Trade accounts payable		3,876	(4,333)	(1,859)
Other accounts payable and accrued liabilities		7,833	3,574	(4,574)
Taxes payable		263	3,372	(2,097)
Net cash provided by operating activities		27,791	20,000	8,683
Investing activities
Additions to property, plant and equipment		(12,255)	(12,679)	(13,100)
Proceeds from disposals of property, plant and equipment		2,539	1,147	109
Proceeds from disposal/maturity of investments		42	1,943	6,272
Purchase of investments		(3,630)	(779)	(1,681)
Net increase in loans given to bank customers		(9,546)	(8,536)	(3,768)
Change in restricted cash		745	(246)	398
Net cash used in investing activities		(22,105)	(19,150)	(11,770)

TATNEFT

Consolidated Statements of Cash Flows
(in millions of Russian Roubles)

	Notes	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
				(restated)
Financing activities
Proceeds from issuance of debt		87,982	39,468	40,840
Repayment of debt		(88,227)	(42,788)	(39,698)
Repayment of capital lease obligations		(1,189)	(1,221)	—
Net increase in banking customer deposits		3,851	5,443	4,742
Net increase/(decrease) in banking customer deposits (related parties)		2,645	(486)	496
Dividends paid		(2,219)	(354)	(401)
Purchase of treasury shares		(1,181)	(5,425)	(1,523)
Proceeds from sale of treasury shares		1,304	5,495	1,107
Proceeds from issuance of shares by subsidiaries		1,003	401	—
Net cash provided by financing activities		3,969	533	5,563
Effect of foreign exchange on cash and cash equivalents		(5)	(3)	10
Effect of inflation accounting		—	—	(288)
Net change in cash and cash equivalents		9,650	1,380	2,198
Cash and cash equivalents at beginning of period		8,450	7,070	4,872
Cash and cash equivalents at end of period		18,100	8,450	7,070

TATNEFT

Consolidated Statements of Shareholders' Equity

(in millions of Russian Roubles)

	2004		2003		2002
	Shares	Amount	Shares	Amount	Shares	Amount
						(restated)
Preferred shares:
Balance at January 1 and December 31 (shares in thousands)	147,509	148	147,509	148	147,509	148
Common shares:
Balance at January 1 and December 31 (shares in thousands)	2,178,691	2,179	2,178,691	2,179	2,178,691	2,179
Treasury shares, at cost:
Balance at January 1	191,430	(5,143)	200,288	(3,990)	176,133	(2,511)
Purchases	10,920	(1,181)	196,452	(5,995)	195,659	(5,083)
Sales	(16,790)	1,195	(205,310)	4,842	(171,504)	3,604
Balance at December 31 (shares in thousands)	185,560	(5,129)	191,430	(5,143)	200,288	(3,990)
Additional paid-in capital
Balance at January 1		89,516		88,863		89,026
Stock-options redeemed		—		—		(163)
Treasury share transactions		109		653		—
Balance at December 31		89,625		89,516		88,863
Accumulated other comprehensive income
Balance at January 1		189		176		3,144
Foreign currency translation adjustments		15		3		(20)
Unrealized holding gains on available-for-sale securities, net of tax		19		43		33
Transfer of realized gains included in net income, net of tax		(43)		(33)		(2,981)
Balance at December 31		180		189		176
Retained earnings
Balance at January 1		62,291		51,002		36,098
The cumulative effect on prior years of prior year adjustments (see Note 4)		—		(3,226)		(903)
Balance at January 1		62,291		47,776		35,195
Net income, as adjusted (see Note 4)		23,410		14,880		13,470
Dividends		(2,228)		(365)		(387)
Treasury share transactions		—		—		(502)
Balance at December 31		83,473		62,291		47,776
Total shareholders' equity at December 31		170,476		149,180		135,152

TATNEFT

Notes to Consolidated Financial Statements
(in millions of Russian Roubles)

Note 1:    Organization

OAO Tatneft (the ‘‘Company’’) and its subsidiaries (jointly referred to as ‘‘the Group’’) are engaged in crude oil exploration, development and production principally in the Republic of Tatarstan (‘‘Tatarstan’’), a republic within the Russian Federation. The Group also engages in refining and marketing of crude oil and refined products and petrochemical and banking activities, as further described in Note 18. The Group’s banking activities comprise the operations of Zenit Bank and Devon Credit Bank.

The Company was incorporated as an open joint stock company effective January 1, 1994 (the ‘‘privatization date’’) pursuant to the approval of the State Property Management Committee of the Republic of Tatarstan (the ‘‘Government’’). All assets and liabilities previously managed by the production association Tatneft, Bugulminsky Mechanical Plant, Menzelinsky Exploratory Drilling Department and Bavlinsky Drilling Department were transferred to the Company at their book value at the privatization date in accordance with Decree No. 1403 on Privatization and Restructuring of Enterprises and Corporations into Joint-Stock Companies. Such transfers are considered transfers between entities under common control at the privatization date, and have been recorded at book value.

At December 31, 2004, the Government held 36% of the common shares of the Company. As further described in Note 16, the Government owns a ‘‘Golden Share’’ which carries the right to veto certain decisions taken at meetings of the shareholders and the Board of Directors. The Government of Tatarstan is able to exercise significant influence through its ownership interest in the Company, its legislative, taxation and regulatory powers, its representation on the Board of Directors and informal influence. The Government has used its influence in the past to facilitate actions that may not maximize shareholder value, such as maintaining employment levels, increasing expenditure on social assets, selling oil to certain customers, transferring exploration or production licenses to small Tatarstan oil companies (including companies not affiliated with the Group), acquiring specified companies or taking actions to raise funds for the benefit of Tatarstan (see Notes 9, 10, 11, 15, 16, 19, 21 and 22).

The Government of Tatarstan controls a number of the Group's suppliers, such as OAO Tatenergo, the supplier of electricity to the Group, and a number of the Group's ultimate customers, such as OAO Nizhnekamskneftekhim (‘‘Nizhnekamskneftekhim’’), the principal petrochemical company in Tatarstan. Consequently, the Group may be subject to pressures to enter into transactions that we might not otherwise contemplate with suppliers and contractors controlled by the Government. Related party transactions are further disclosed in Note 19.

Note 2:    Basis of Presentation

The Group maintains its accounting records and prepares its statutory financial statements principally in accordance with the Regulations on Accounting and Reporting of the Russian Federation (‘‘RAR’’). The accompanying financial statements have been prepared from these accounting records and adjusted as necessary to comply with accounting principles generally accepted in the United States of America (‘‘US GAAP’’). The principal differences between RAR and US GAAP relate to: (1) valuation and depreciation of property, plant and equipment; (2) foreign currency translation; (3) deferred income taxes; (4) valuation allowances for unrecoverable assets; (5) capital leases; (6) stock option transactions; (7) accounting for investments in oil and gas property and conveyances; (8) recognition and disclosure of guarantees, contingencies and commitments; (9) accounting for asset retirement obligation; (10) business combinations and goodwill; and (11) consolidation and accounting for subsidiaries, equity investees and variable interest entities (‘‘VIEs’’).

Use of estimates in the preparation of financial statements.    The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 2:    Basis of Presentation (continued)

liabilities. While management uses its best estimates and judgments, actual results could differ from those estimates and assumption used. Among the estimates made by the management are: assets valuation allowances, depreciable lives, oil and gas reserves, dismantling costs and income taxes.

Foreign currency transactions and translation.    The functional currency of the Group except for subsidiaries located outside of the Russian Federation is the Russian Rouble because the majority of its revenues, costs, property and equipment purchased, debt and trade liabilities are either priced, incurred, payable or otherwise measured in Russian Roubles. Accordingly, transactions and balances not already measured in Russian Roubles (primarily US Dollars) have been re-measured into Russian Roubles in accordance with the relevant provisions of US Statement of Financial Accounting Standards (‘‘SFAS’’) No. 52, ‘‘Foreign Currency Translation’’.

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

For operations of subsidiaries located outside of the Russian Federation, that primarily use US Dollars as the functional currency, adjustments resulting from translating foreign functional currency assets and liabilities into Russian Roubles are recorded in a separate component of shareholders’ equity entitled accumulated other comprehensive income. Gains or losses resulting from transactions in other than the functional currency are reflected in net income.

Exchange rates, restrictions and controls.    At present, the Russian Rouble is not a fully convertible currency outside of the Russian Federation and, further, the Company was required to sell up to 25% (10% from December 27, 2004) of its hard currency earnings for Russian Roubles. In May 2006, the Central Bank abolished the requirement to convert hard currency proceeds. Within the Russian Federation, official exchange rates are determined daily by the Central Bank of Russia (‘‘CBR’’). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the CBR. Accordingly, the translation of foreign currency denominated assets and liabilities into Russian Roubles does not indicate that the Group could realize or settle, in Russian Roubles, the reported values of these assets and liabilities. The official rate of exchange of the Russian Rouble (‘‘RR’’) to the US Dollar (‘‘US $’’) at December 31, 2004 and 2003 was RR 27.75 and RR 29.45 to US $1.00, respectively.

Inflation accounting.    Prior to January 1, 2003 the adjustments and reclassifications made to statutory records for the purpose of US GAAP presentation included the restatement of balances and transactions for the changes in the general purchasing power of the RR in accordance with Accounting Principles Board Statement No. 3, ‘‘Financial Statements Restated for General Price-Level Changes’’ (‘‘APB 3’’).

Corresponding figures for the year ended December 31, 2002, were restated for the changes in the general purchasing power of the RR at December 31, 2002. The restatement was calculated using the conversion factors derived from the Russian Federation Consumer Price Index, a historical price index published by the Russian State Committee on Statistics (‘‘Goskomstat’’ prior to October 1999 and ‘‘Russian Statistics Agency’’ since October 1999), and from indices obtained from other sources for years prior to 1992.

The main guidelines followed in restating the corresponding figures were:

•	All corresponding amounts were stated in terms of the measuring unit current at December 31, 2002;

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 2:    Basis of Presentation (continued)

•	Monetary assets and liabilities held at December 31, 2002 were not restated because they were already expressed in terms of the monetary unit current at December 31, 2002.

•	Non-monetary assets and liabilities (those balance sheet items that were not expressed in terms of the monetary unit current at December 31, 2002) and components of shareholders’ equity were restated from their historical cost by applying the change in the general price index from the date the non-monetary item originated to December 31, 2002.

•	All items in the statement of operations and cash flows were restated by applying the change in the general price index from the dates when the items were initially transacted to December 31, 2002.

•	Gains or losses that arose as a result of holding monetary assets and liabilities for the reporting year ended December 31, 2002 were included in the statement of operations as a monetary gain or loss.

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

Barter transactions relate to sales of crude oil and refined products and are generally either in the form of direct settlement by crude oil and refined products to the final customer, or through a chain of non-cash transactions involving several companies. In such cases, both sales and purchases are recorded as a result of the barter transaction. Barter sales are recognized at the fair value as disclosed in Note 5 ‘‘Non-cash transactions’’.

Reclassifications.    Certain reclassifications have been made to previously reported balances to conform to the current year’s presentation; such reclassifications have no effect on net income or shareholders’ equity.

Principles of consolidation and long-term investments.    The accompanying consolidated financial statements include the operations of all majority-owned, controlled subsidiaries and VIEs where the Group is the primary beneficiary. Joint ventures and affiliates in which the Group has significant influence but not control are accounted for using the equity method. Intercompany transactions and accounts are eliminated on consolidation. Other long-term investments are carried at cost and adjusted for estimated impairment. The Group reviews equity method investments for impairment whenever events or changes in circumstances indicate that an other than temporary decline in value has occurred. The amount of the impairment is based on quoted market prices, where available, or other valuation techniques, including discounted cash flows.

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

TATNEFT

Notes to Consolidated Financial Statements (Continued)
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

Sale and repurchase agreements and lending of securities.    Sale and repurchase agreements are treated as secured financing transactions. Securities sold under sale and repurchase agreements are included in trading securities. The corresponding liability is presented within short-term and long-term debt as well as banking customer deposits. Securities purchased under agreements to resell (‘‘reverse repurchase’’) are recorded as loans receivable and advances. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the repurchase agreements using the effective interest method.

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

Loans receivable and allowances for impairment.    Loans originated by the Group by providing money directly to the borrower are carried at amortized cost less allowance for loan impairment. Loans are recognized when cash is advanced to borrowers.

The allowance is equal to the difference between the carrying amount and estimated recoverable amount, calculated as the present value of expected cash flows, including amounts recoverable from guarantees and collateral, discounted based on the loan’s interest rate at inception.

The allowance for loan impairment also covers losses where there is objective evidence that probable losses are present in components of the loan portfolio at the balance sheet date. These have been

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 3:    Summary of Significant Accounting Policies (continued)

estimated based on historical patterns of losses in each component and the credit ratings assigned to the borrowers, and reflect the current economic environment in which the borrowers operate.

When a loan is uncollectible, it is written off against the related allowance for loan impairment. Such loans are written off after the necessary legal procedures have been completed and the amount of the loss has been determined. Recoveries of amounts previously written off are credited to the related allowance for impairment.

If the required allowance for loan impairment subsequently decreases due to an event occurring after the write-down, the release of the allowance is credited to other net-banking line in the consolidated statements of operations and comprehensive income.

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

Impairment of long-lived assets.    Long-lived assets, including proved oil and gas properties at a field level, are assessed for possible impairment in accordance with SFAS No. 144, ‘‘Accounting for the Impairment or Disposal of Long-Lived Assets’’. Property, plant and equipment used in operations are assessed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recovered. If the carrying amounts are not expected to be recovered by undiscounted pretax future cash flows, the assets are impaired and an impairment loss is recorded through additional amortization or depreciation provisions in the periods in which the determination of impairment is made. The amount of impairment is determined based on the estimated fair value of the assets determined by discounting anticipated future net cash flows or based on quoted market prices in active markets, if available. In the case of oil and gas fields, the net present value of future cash flows is based on management’s best estimate of future prices, which is determined with reference to recent historical prices and published forward prices, applied to projected production volumes of individual fields and discounted at a rate commensurate with the risks involved. The projected production volumes represent reserves, including risk-adjusted probable reserves, expected to be produced based on a stipulated amount of capital expenditures. The production volumes, prices and timing of production are consistent with internal projections and other externally reported information. The price and cost outlook assumptions used in impairment reviews differ from the assumptions used in the Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserve Quantities. In that disclosure, SFAS No. 69, ’’Disclosures about Oil and Gas Producing Activities’’ requires the use of prices and costs at the balance sheet date, with no projection of future changes in those assumptions.

Individual assets are grouped for impairment purposes at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets — generally on a field-by-field basis for exploration and production assets, at an entire complex level for refining assets or at a site level for service stations. Long-lived assets committed by management for disposal within one

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 3:    Summary of Significant Accounting Policies (continued)

year are accounted for at the lower of amortized cost or fair value, less cost to sell. Acquisition costs of unproved oil and gas properties are evaluated periodically and any impairment assessed is charged to expense.

Depreciation, depletion and amortization.    The Group calculates depletion expense for acquisition costs of proved properties using the unit of production method over proved oil and gas reserves. Depreciation and depletion expense for oil and gas production equipment and wells is calculated using the unit of production method for each field over proved developed oil and gas reserves. Depreciation of all other plant and equipment is determined on the straight-line method based on estimated useful lives which are as follows:

Years
Buildings and constructions	25-33
Machinery and equipment	5-15

Maintenance and repair.    Maintenance and repairs, which are not significant improvements, are expensed when incurred.

Capitalized interest.    Interest from external borrowings is capitalized on major projects. Capitalized interest is added to the cost of the underlying asset and is amortized over the useful lives of the assets in the same manner as the underlying assets. Since there were no projects which qualified for interest capitalization, no interest was capitalized during the years ended December 31, 2004, 2003 or 2002.

Change in accounting principle of recognition and measurement of asset retirement obligations.    Effective January 1, 2003, the Group adopted SFAS No. 143, ‘‘Accounting for Asset Retirement Obligations’’ (‘‘SFAS 143’’). This new statement applies to legal obligations associated with the retirement and removal of tangible long-lived assets. Following the requirements of SFAS 143 the Group recognizes a liability for the fair value of legally required asset retirement obligations associated with long-lived assets in the period in which the retirement obligations are incurred (typically when the asset is installed at the production location). The Group capitalizes the associated asset retirement costs as part of the carrying amount of the long-lived assets in accordance with SFAS 143. Over time the liability is increased for the change in its present value, and the capitalized cost in properties, plant and equipment is depreciated over the useful life of the related asset. Legal obligations, if any, to retire refining and marketing, distribution and banking assets are generally not recognized because of the indeterminable settlement date of these obligations.

Through December 31, 2002, in accordance with SFAS No. 19, ‘‘Financial Accounting and Reporting by Oil and Gas Producing Companies’’ (‘‘SFAS 19’’) the estimated undiscounted costs of dismantling and removing major oil and gas production and transportation facilities, including necessary site restoration, were accrued using the unit-of-production method. The change in accounting of asset retirement obligations was accounted for as a change in accounting principle. See Note 11—‘‘Property, Plant and Equipment for additional information’’.

Change in accounting principle of consolidation of entities with variable interest.    In January 2003, the FASB issued Interpretation No. 46, ‘‘Consolidation of Variable Interest Entities’’, (‘‘FIN 46’’) as revised by FIN 46R to require consolidation of a variable interest by its primary beneficiary and disclosure of VIEs that are not required to be consolidated, but in which the reporting entity has a significant variable interest. In 2003, the Group adopted FIN 46, as revised by FIN 46R, in respect of VIEs created after January 31, 2003, or VIEs created before that date but which had significant modifications in terms of contracts or nature of transactions with the Group subsequent to that date, or VIEs which are special-purposes entities. In 2004, the Group has adopted FIN 46R, in respect of VIEs created before January 31, 2003.

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 3:    Summary of Significant Accounting Policies (continued)

ZAO Univest-Holding

ZAO ‘‘Univest-Holding’’ (‘‘Univest’’), a wholly owned subsidiary of ZAO OLC Center-Capital, was founded on October 6, 1999. As of December 31, 2004, the Group held a 29.85% ownership interest in ZAO OLC Center-Capital and, accordingly, held an indirect ownership of 29.85% in Univest. This investment has been accounted for under the equity method in these consolidated financial statements.

Univest is engaged in leasing operations and wholesale trading. During 2004, Univest was primarily engaged in the leasing out of vehicles, oil-production equipment, and power equipment. Univest finances its equipment purchases through loans primarily from third party entities registered offshore.

During 2004, the Group acquired from Univest, under finance leasing arrangements, machinery and equipment amounting to RR 1,241 million and made lease payments of RR 1,289 million. During 2004, the Group indirectly provided financing to Univest, through loans to a third party. As of December 31, 2004, these loans amounted to RR 781 million.

The Group determined that Univest was a VIE but that the Company was not the primary beneficiary.

The Group's maximum exposure to loss is estimated to be RR 1,206 million, representing loans and accounts receivable from Univest as of December 31, 2004. These receivables have been accounted for as financial assets.

Oil and oil products traders

During the year, the Group entered into a number of transactions in the normal course of business with a number of crude oil and oil products traders. The Group holds no equity in the entities in question.

The Group was unable to obtain the necessary financial information to determine whether these entities are variable interest entities or whether the Group is the primary beneficiary, principally due to legal and other barriers, privacy laws and information disclosure rules and practices in Russia.

Net sales activities with these entities in the year ended December 31, 2004 were approximately RR 55,497 million, of which RR 49,357 million resulting from sales of crude oil and RR 6,140 million from sales of oil products. Net purchasing activities accounted for approximately RR 10,527 million, of which RR 2,306 related to crude oil purchases and RR 8,221 million to purchases of oil products.

The Group's maximum exposure to loss because of its involvement with these entities is estimated to be approximately RR 3,414 million, which primarily represents the Group's accounts receivable from these entities as of December 31, 2004. These receivables have been accounted for as financial assets.

Off-shore entities

During the year, the Group entered into a number of transactions in the normal course of business with a number of off-shore entities.

Xyloco Enterprises Ltd. was engaged in treasury stock transactions on behalf of the Group. In 2003 and 2004, Xyloco Enterprises Ltd. purchased 1,173,200 ADR's and 1,175 ordinary shares of the Company for a total amount of RR622 million. These securities, together with dividends thereon, were transferred to the Group in 2004. Solden Investments Ltd. was engaged in securities trading on behalf of the Group. In 2004, Solden Investments Ltd. entered into securities sales and purchase transactions for a total amount of RR445 million. During 2004, the Group extended loans to Seapower Impex House amounting to RR1,990 million which were repaid in July 2005. The loans bear interest at rates ranging between 3-months LIBOR+3.2646% to 3-months LIBOR+3.8638% per annum.

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 3:    Summary of Significant Accounting Policies (continued)

The Group was unable to obtain the necessary financial information to determine whether the above entities were variable interest entities or whether the Group was the primary beneficiary.

The Group's maximum exposure to loss because of its involvement with these entities is estimated to be RR1,990 million, which represents the loan granted to Seapower Impex House at December 31, 2004, and which has been accounted for as a financial asset.

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

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term unless the leased assets are capitalized by virtue of the terms of the lease agreement granting the Group with ownership rights over the leased assets by the end of the lease term or containing a bargain purchase option. In this case, capitalized assets are depreciated over the estimated useful life of the asset regardless of the lease term. Depreciation of assets held under capital leases is included in depreciation, depletion and amortization charge.

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

Pension and post-employment benefits.    The Group’s mandatory contributions to the governmental and discretionary non-governmental defined contribution pension schemes are expensed when incurred. The amount of contributions, frequency of payments and other conditions of non-governmental pension plans are regulated by the ‘‘Statement of National non-governmental pension fund of OAO ‘‘Tatneft’’ and the contracts concluded between the Company or its subsidiaries and non-profit organization ‘‘National non-governmental pension fund’’. In accordance with these contracts the Group is committed to make certain contributions which are determined solely at the discretion of the Group’s or its subsidiaries' management but not less than the minimum annual payment regulated by current Russian legislation. In accordance with the provisions of collective agreements concluded on an annual basis between the Company or its subsidiaries and their employees, the Group is obligated to pay certain post-employment benefits the amounts of which are either fixed or depend on the governmental pension amount or at the full discretion of the Group’s management. In 2004, 2003 and 2002 the contributions to non-governmental pension plans and post-employment benefit payments were not material.

Revenue recognition.    Revenues from the production and sale of crude oil, petroleum and chemical products and all other products are recognized when deliveries of products to final customers are made,

TATNEFT

Notes to Consolidated Financial Statements (Continued)
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

Bank interest income and expense are recognized on an accrual basis calculated using the effective interest method. The recognition of contractual interest income is suspended when loans become overdue by more than ninety days or when management believes that interest is not collectible. When interest accruals are suspended, interest accrued in a prior year is charged against the allowance for loan impairment while interest accrued in the current year but unpaid is reversed and charged against interest income. Loans are returned to accrual status when, in management’s judgment, the borrower’s ability to make periodic interest and principal payments has improved and payments are made timely over an approximately six month period. Until the loan is returned to accrual status, payments by borrower are applied to loan principal. Bank interest is included on a net basis in sales and other operating revenues in the consolidated statement of operations and comprehensive income since management believes that the activities of the banks are one of the core activities of the Group.

Shipping and handling costs.    Shipping and handling costs are included in Transportation expenses caption in the consolidated statements of operation and comprehensive income.

Non-monetary transactions.    In accordance with Accounting Principles Board Statement No. 29, ‘‘The Accounting for Non-monetary Transactions’’ (‘‘APB 29’’) such transactions are recorded based on the fair values of the assets (or services) involved which is the same basis as that used in monetary transactions. Thus, the cost of a non-monetary asset acquired in exchange for another non-monetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss is recognized on the exchange if the carrying amount of the asset surrendered differs from its fair value. The fair value of the asset received should be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered.

Stock-based compensation.    At December 31, 2004, the Group has one stock-based employee compensation plan, which is described more fully in Note 17. The Group accounts for this plan under the recognition and measurement principles of Accounting Principles Board Statement No. 25, ‘‘Accounting for Stock Issued to Employees’’ (‘‘APB 25’’), and related Interpretations. The following table illustrates the effect on net income and income per share as if the Group applied the fair value recognition provisions of SFAS No. 123, ‘‘Accounting for Stock-Based Compensation’’ (SFAS 123), to stock-based employee compensation. The Group records compensation expense for non-vested common stock awards rateably over the vesting period.

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 3:    Summary of Significant Accounting Policies (continued)

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Income before cumulative effect of change in accounting principle	23,410	10,138	13,470
Add: Stock-based employee compensation expense (APB 25) included in reported net income	426	179	120
Deduct:Total stock-based employee compensation expense (SFAS 123) determined under fair value based method for all awards	(445)	(269)	(177)
Common share dividends	(1,932)	(217)	(239)
Preferred share dividends	(296)	(148)	(148)
Pro forma net income available to common and preferred shareholders, net of dividends	21,163	9,683	13,026
Earnings per common share:
Basic – as reported	10.88	4.70	6.24
Basic – pro forma	10.87	4.65	6.21
Diluted – as reported	10.84	4.68	6.23
Diluted – pro forma	10.83	4.64	6.20
Earnings per preferred share:
Basic – as reported	11.91	5.59	7.12
Basic – pro forma	11.90	5.54	7.09
Diluted – as reported	11.87	5.58	7.11
Diluted – pro forma	11.86	5.53	7.08

Income taxes.    Deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, except for deferred taxes on income considered to be permanently reinvested in foreign subsidiaries. Deferred tax assets and liabilities are measured using enacted tax rates in the periods in which these temporary differences are expected to reverse. Valuation allowances are provided for deferred income tax assets when management believes that it is unlikely that the assets will be realized.

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

In March 2004, the Emergency Issue Task Force (‘‘EITF’’) reached a consensus on Issue 03-6, ‘‘Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share’’,

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 3:    Summary of Significant Accounting Policies (continued)

that explained how to determine whether a security should be considered a ‘‘participating security’’ and how income should be allocated to a participating security when using the two-class method for computing basic income per share. The adoption of this standard in 2004 has not had a material impact on the Group's income per share calculation.

Treasury shares.    Common shares of the Company owned by the Group at the balance sheet date are designated as treasury shares and are recorded at cost using the weighted-average method. Gains on the resale of treasury shares are credited to additional paid-in capital whereas losses are charged to additional paid-in capital to the extent that previous net gains from resale are included therein or otherwise to retained earnings.

Accounting for guarantees.    The Group recognizes a liability for the fair value of the obligation it assumes under the guarantee in accordance with the provisions of Financial Accounting Standard Board (‘‘FASB’’) issued Interpretation No. 45, ‘‘Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’’ (FIN 45).

Recent accounting pronouncements:

Stock-based compensation.    On December 16, 2004, FASB issued SFAS No. 123 (revised 2004), ‘‘Share Based Payment’’ (‘‘SFAS 123R’’), which is a revision of SFAS 123. SFAS 123R supersedes APB 25 and amends Statement No. 95, ‘‘Statement of Cash Flows’’. SFAS 123R prescribes the accounting for a wide range of share-based compensation arrangements, including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments. SFAS 123R is effective in the first interim or annual reporting period beginning after June 15, 2005.

SFAS 123R provides two alternatives for adoption: (1) a ‘‘modified prospective’’ method in which compensation cost is recognized for all awards granted subsequent to the effective date of this statement as well as for the unvested portion of awards outstanding as of the effective date and (2) a ‘‘modified retrospective’’ method which follows the approach in the ‘‘modified prospective’’ method, but also permits entities to restate prior periods to reflect compensation cost calculated under SFAS 123 for pro forma amounts disclosure. The Group plans to adopt SFAS 123R using the modified prospective method. The adoption of SFAS 123R is expected to have an impact on our results of operations. On March 30, 2005, the Security and Exchange Commision (‘‘SEC’’) released Staff Accounting Bulletin No. 107, ‘‘Share-Based Payment,’’ (‘‘SAB 107’’), which expresses the views of the SEC staff regarding the application of SFAS 123R. The impact of adopting SFAS 123R and SAB 107 cannot be accurately estimated at this time, as it will depend on the amount of share based awards granted in future periods. However, had we adopted SFAS 123R and SAB 107 in a prior period, the impact would approximate the impact of SFAS 123 as described in the disclosure of pro forma net income and income per share in this Note to the consolidated financial statements.

Inventory costs.    In November 2004, the FASB issued SFAS No. 151, ‘‘Inventory Costs an amendment of ARB No. 43, Chapter 4’’ (‘‘SFAS 151’’). SFAS 151 requires that items, such as idle facility expense, excessive spoilage, double freight, and re-handling costs, be recognized as a current-period charge. The provisions of SFAS 151 are effective for financial statements for fiscal years beginning after June 15, 2005. The Group is analyzing the provisions of this statement to determine the effects, if any, on the Group's results of operations, financial position or cash flow.

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 3:    Summary of Significant Accounting Policies (continued)

Nonmonetary exchanges of similar assets.    In December 2004, the FASB issued SFAS No. 153, ‘‘Exchanges of Nonmonetary Assets’’ (‘‘SFAS 153’’). SFAS 153 addresses the measurement of exchanges of nonmonetary assets. The guidance in APB 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB 29, however, included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 are effective for financial statements for fiscal years beginning after June 15, 2005. The adoption of the provisions of SFAS 153 is not expected to have a material impact on the Group's results of operations, financial position or cash flow.

Accounting changes and error corrections.    In May 2005, the FASB issued SFAS No. 154, ‘‘Accounting changes and error corrections’’ (‘‘SFAS 154’’). SFAS 154 replaces APB Opinion No. 20, ‘‘Accounting Changes’’ (‘‘APB 20’’), and SFAS No. 3, ‘‘Reporting Changes in Interim Financial Statements’’, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior period’s financial statements of all changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change, if a pronouncement which requires the change in accounting principle does not include specific transition provisions. SFAS 154 carries forward without change the guidance contained in APB 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. The adoption of the provisions of SFAS 154 is not expected to have a material impact on the Group's results of operations, financial position or cash flow.

Discontinued operations.    In November 2004, the EITF issued EITF No. 03-13, ‘‘Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations’’ (‘‘EITF 03-13’’). EITF 03-13 assists in the development of a model for evaluating (a) which cash flows are to be considered in determining whether cash flows have been or will be eliminated and (b) what types of continuing involvement constitute significant continuing involvement when determining whether the disposal or sale of a component of a business is to be accounted for as discontinued operations. The Group is analyzing the provisions of EITF 03-13 to determine the effects, if any, on the Group's results of operations, financial position or cash flow.

Conditional asset retirement obligations.    In March 2005, the FASB issued Interpretation No. 47, ‘‘Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143’’ (‘‘FIN 47’’). This interpretation clarifies that an entity is required to recognize a liability for a legal obligation to perform asset retirement activities when the retirement is conditional on a future event if the liability’s fair value can be reasonably estimated. The Group is analyzing the provisions of this interpretation to determine the effects, if any, on the Group's results of operations, financial position or cash flow.

Suspended well costs.    In April 2005, the FASB issued FASB Staff Position FAS No. 19-1, ‘‘Accounting for suspended well costs’’ (‘‘FSP FAS 19-1’’). FSP FAS 19-1 amends SFAS 19 and applies to companies that follow the successful efforts method of accounting. FSP FAS 19-1 concludes that exploratory well costs should continue to be capitalized when the well has found a sufficient quantity of reserves to justify its completion as a producing well and an entity is making sufficient progress assessing the reserves and the economic and operating viability of the project. In addition FSP FAS 19-1 requires certain disclosures to provide financial statement users information about management’s evaluation of capitalized exploratory well costs. The provisions of FSP FAS 19-1 are effective for the first reporting period beginning after April 4, 2005 and should be applied prospectively to existing and newly capitalized

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 3:    Summary of Significant Accounting Policies (continued)

exploratory well costs. The adoption of the provisions of FSP FAS 19-1 is not expected to have a material impact on the Group's results of operations, financial position or cash flow.

Implicit variable interest.    In March 2005, the FASB issued FASB Staff Position FIN 46(R)-5, ‘‘Implicit Variable Interests under FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities’’ (‘‘FSP FIN 46(R)-5’’). FSP FIN 46(R)-5 is applicable to both nonpublic and public reporting enterprises and addresses an issue that commonly arises in leasing arrangements among related parties, and in other types of arrangements involving related parties and unrelated parties. The Group is analyzing the provisions of this interpretation to determine the effects, if any, on the Group's results of operations, financial position or cash flow.

Buy/sell transactions.    In November 2004, the EITF began deliberating the accounting for buy/sell and related transactions as Issue No. 04-13, ‘‘Accounting for Purchases and Sales of Inventory with the Same Counterparty,’’ and reached a consensus at its September 2005 meeting. The EITF concluded that purchases and sales of inventory, including raw materials, work-in-progress or finished goods, with the same counterparty that are entered into ‘‘in contemplation’’ of one another should be combined and reported net for purposes of applying APB Opinion No. 29. Additionally, the EITF concluded that exchanges of finished goods for raw materials or work-in-progress within the same line of business is not an exchange subject to APB Opinion No. 29 and should be recorded at fair value.

The new guidance is effective prospectively beginning April 1, 2006, for new arrangements entered into, and for modifications or renewals of existing arrangements. The Group is reviewing this guidance to determine the effects, if any, on the Group's results of operations, financial position or cash flow.

Note 4:    Restatement of previously issued financial statements

During preparation of the Group's 2003 financial statements certain errors were identified that related to prior years. Accordingly, the consolidated financial statements of the Group for the year ended December 31, 2002 were restated to reflect the effects of changes in calculation of deferred income taxes and depreciation, depletion and amortization as described below.

Deferred taxes

For the year ended December 31, 2002, as permitted by the legislation of the Russian Federation, the Group recorded a statutory revaluation of its property, plant and equipment tax base amounting to RR 11,893 million, and inappropriately recorded a decrease in its deferred tax liability of RR 2,854 million calculated on the entire amount of this statutory revaluation. Only a portion of this statutory revaluation, however, will be deductible in the future for tax purposes and as such the tax base of property, plant and equipment as of December 31, 2002 was overstated resulting in an understatement of deferred tax liabilities as of December 31, 2002 amounting to RR 2,158 million. Deferred tax liabilities as of December 31, 2002 and the corresponding deferred tax expenses and benefits for the year then ended were also restated as a result of a restatement of property, plant and equipment, net of accumulated depreciation, depletion and amortization, as of December 31, 2002 as discussed below in the amounts of RR 111 million and RR 50 million, respectively.

Depreciation, depletion and amortization calculation

The Group had been depleting oil and gas properties on a unit-of-production basis over total proved reserves, and not proved developed reserves, as required by US GAAP. The Group originally believed that the difference between the two classes of reserves was not material and that the impact on the calculation of depreciation, depletion and amortization would also not be material. As a result of a

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 4:    Restatement of previously issued financial statements (continued)

recalculation of depreciation, depletion and amortization using proved developed reserves, on a cumulative basis, the Group no longer believes that assumption to be appropriate.

The accompanying consolidated financial statements for the year ended December 31, 2002 have been restated to adjust deferred income taxes for the non-deductible amount of the statutory revaluation and to adjust depreciation, depletion and amortization for the impact of using total proved reserves, instead of proved developed reserves as follows:

Year ended December 31, 2002	As reported	As restated
Deferred income tax benefit/(expenses)	1,488	(620)
Depreciation, depletion and amortization adjustments	(7,325)	(7,541)
Net income	15,793	13,470
Income per share:
Basic
Common	7.32	6.24
Preferred	8.20	7.12
Diluted
Common	7.32	6.23
Preferred	8.20	7.11

Note 5:    Cash and Cash Equivalents, Restricted Cash, and Cash Flow Information

The consolidated statements of cash flows provide information about changes in cash and cash equivalents. At December 31, 2004, 2003 and 2002, cash and cash equivalents of the Group, include US Dollar denominated amounts of RR 7,583 million (US $273 million), RR 2,888 million (US $98 million) and RR 4,190 million (US $132 million), respectively. Short-term restricted cash is cash held in escrow accounts in the amount of RR 274 million and RR 300 million at December 31, 2004 and 2003, respectively. Long-term restricted cash primarily consists of mandatory deposits with the Central Bank of Russia and deposits with lending institutions. Deposits with lending institutions are held over the life of the respective loans. These deposits will not become available to the Group in 2005.

Net cash provided by operating activities reflects payments of interest and income taxes as follows:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Interest paid	1,728	1,796	2,908
Income taxes paid	9,581	5,932	5,360

Non-cash sales.    Non-cash sales for the years ended December 31, 2004, 2003 and 2002 totalled RR 4,034 million, RR 4,188 million and RR 6,004 million, respectively, which approximates 2%, 3% and 4% of sales and other operating revenues, respectively.

Non-cash sales, settled by purchases of property, plant and equipment, have been excluded from net cash provided by operating activities and from net cash used for investing activities in the accompanying statements of cash flows.

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 5:    Cash and Cash Equivalents, Restricted Cash, and Cash Flow Information (continued)

The following table shows the distribution of non-cash transactions included in the consolidated statements of operations and comprehensive income and as additions to property, plant and equipment:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Taxes other than income taxes	53	69	60
Additions to property plant and equipment	625	1,126	2,425
Operating and other expenditures	3,356	2,993	3,519
Total non-cash transactions	4,034	4,188	6,004

The majority of barter transactions represent transactions which have been settled through a chain of non-cash transactions involving several companies rather than transactions pursuant to standing barter arrangements or transactions originally intended to be settled through a contractual barter agreement.

In 2004 and 2003 the Group capitalized leased assets in the amount of RR 1,241 and RR 2,223 million and paid RR 1,189 million and RR 1,221 million of these amounts, respectively.

Note 6:    Accounts Receivable

Accounts receivable are as follows:

	At December 31, 2004			At December 31, 2003
	Total accounts receivable	Accounts receivable from related parties	Accounts receivable, net	Total accounts receivable	Accounts receivable from related parties	Accounts receivable, net
Trade – domestic	7,962	896	7,066	7,203	437	6,766
Trade – export (US $428 million and US $395 million at December 31, 2004 and 2003, respectively)	11,885	8,326	3,559	11,640	5,109	6,531
Total accounts receivable, net	19,847	9,222	10,625	18,843	5,546	13,297

Trade receivables are presented net of an allowance for doubtful accounts of RR 791 million and RR 905 million at December 31, 2004 and 2003, respectively.

Note 7:    Short and Long-Term Investments

Short-term investments are classified as available-for-sale and trading securities as follows:

	At December 31, 2004	At December 31, 2003
Available-for-sale securities	519	379
Trading securities	7,259	2,844
Total short-term investments	7,778	3,223

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 7:    Short and Long-Term Investments (continued)

Trading securities are held in the Group’s banks and insurance company, which frequently buy and sell securities with the objective of earning profits on short-term differences in price. All other short-term investments in debt and equity securities are classified as available-for-sale and are as follows:

	Cost	Gross unrealized gains	Fair value (carrying value)
Corporate debt securities	58	—	58
Equity securities	442	19	461
Total available-for-sale securities at December 31, 2004	500	19	519
Equity securities	336	43	379
Total available-for-sale securities at December 31, 2003	336	43	379

Short-term investments classified as trading securities are as follows:

	At December 31, 2004	At December 31, 2003
Bonds and other Russian government securities	2,171	647
Corporate debt securities	4,106	1,722
Equity securities	982	475
Total trading securities	7,259	2,844

At December 31, 2004, total debt securities with fair values totaling RR 1,369 million mature during 2005, and with fair values totaling RR 4,966 million mature between 2006 and 2034.

Net gains on trading and realized available-for-sale securities for the year ended December 31, 2004, 2003 and 2002 were RR 279 million, RR 235 million and RR 3,583 million, respectively, shown as other income.

Long-term investments are as follows:

	Ownership percentage at December 31, 2004	Net book value at		Income for the year ended December 31,
		December 31, 2004	December 31, 2003	2004	2003	2002
Investments in equity affiliates and joint ventures:
ZAO Tatex	50	1,851	1,788	309	42	229
OAO AK Bars bank	30	2,704	609	25	—	—
Other	20-50	463	241	414	59	(81)
Total investments in equity affiliates and joint ventures/ income		5,018	2,638	748	101	148
Long-term investments, at cost:
ZAO Ukrtatnafta	9	504	504
Other	0-20	486	579
Total long-term investments, at cost		990	1,083
Total long-term investments		6,008	3,721

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 7:    Short and Long-Term Investments (continued)

At December 31, 2004, consolidated retained earnings included RR 1,959 million (2003 — RR 1,755 million) related to the undistributed earnings of 50% or less owned companies that are accounted for using the equity method. Summary financial information pertaining to these investments has not been presented as the investments are not material to the Group consolidated financial statements.

Long-term investments not designated as available-for-sale or trading securities are recorded at cost because they are not traded on any market and it is not practicable to determine their fair value.

Note 8:    Inventories

Inventories are as follows:

	At December 31, 2004	At December 31, 2003
Materials and supplies	5,331	5,282
Crude oil	1,529	1,485
Refined oil products	2,684	2,641
Petrochemical supplies and finished goods	789	643
Total inventories	10,333	10,051

Note 9:    Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are as follows:

	At December 31, 2004	At December 31, 2003
VAT recoverable	6,535	6,391
Advances	2,204	878
Prepaid export duties	1,938	694
Notes receivable	1,675	3,761
Deferred tax asset	694	—
Prepaid transportation expenses	266	504
Prepaid profit tax	148	160
Interest receivable	32	229
Receivable due from Tax Ministry	—	2,251
Other	2,274	2,638
Total prepaid expenses and other current assets	15,766	17,506

Receivable due from Ministry of Tax.    On December 6, 2002, the Group filed a lawsuit in the Arbitration court of Tatarstan against the Tax Ministry claiming a refund for mineral use tax (royalty tax) paid in the amount of RR 2,251 million. On January 17, 2003, the Arbitration court ruled in favor of the Group and permitted the Group to apply this amount against future tax payments. The Tax Ministry of Tatarstan appealed this decision to the Federal Arbitration court of Povolzhsky district which, on April 6, 2003, upheld the decision of the Arbitration court of Tatarstan. Accordingly, in 2003 the Group recognized the gain of RR 2,251 million as well as a receivable due from the Tax Ministry in the same amount which was legally offset against the Group’s tax liabilities in 2004.

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 10:    Loans Receivable and Advances

	At December 31, 2004	At December 31, 2003
Banking loans and advances, net	29,692	20,146
Long-term notes receivable	1,432	479
Loans to employees	1,431	—
Other foreign currency denominated loans receivable	10,316	—
Other Russian Rouble denominated loans receivable	3,301	808
Total loans and notes receivable and advances	46,172	21,433
Less: current portion of loans receivable and advances	(21,162)	(14,042)
Less: due from related parties (Note 19)	(12,600)	(645)
Total long-term loans and notes receivable and advances	12,410	6,746

Banking loans and advances.    Banking loans and advances to customers are presented net of allowance for losses of RR 1,257 million and RR 741 million as at December 31, 2004 and 2003, respectively.

At December 31, 2004 and 2003 the weighted average interest rate on banking loans and advances was 14% and 14% on balances denominated in Russian Roubles and 11% and 12% on balances denominated in foreign currency, respectively. The fair values of banking loans and advances approximate the carrying values as interest rates typically adjust on a three months basis.

Economic sector risk concentration within the loan portfolio is as follows:

	At December 31, 2004		At December 31, 2003
	Amount	%	Amount	%
Commercial	23,069	78%	14,443	72%
Financial	3,791	13%	2,988	15%
Agricultural	827	3%	1,454	7%
Individuals	554	1%	229	1%
Other	1,451	5%	1,032	5%
	29,692	100%	20,146	100%

Loans and notes receivable and advances reported as of December 31, 2004 in the amounts of RR 4,638 million, RR 4,011 million and RR 3,761 mature in 2006, 2007 and after 2008, respectively.

Aggregate non-performing loans on which contractual interest is not being recognized amounted to RR 451 million and RR 394 million as of December 31, 2004 and 2003, respectively. Unrecognized contractual interest related to such loans totaled RR 347 million and RR 301 million as of December 31, 2004 and 2003, respectively.

Included in current loans is RR 411 million and RR 838 million as of December 31, 2004 and 2003, respectively, which represents the amounts receivable from customers in connection with security repurchase transactions.

Promissory notes issued by ‘‘Nedoimka’’ and ‘‘Tatgospostavki’’.    In 2003 the Group purchased, at the request of Tatarstan government, promissory notes issued by ‘‘Nedoimka’’, a unitary company controlled by Tatarstan government, in order to finance social expenditures planned under Tatarstan’s budget. Management of the Group believes that these notes are not recoverable and, accordingly, all notes in the amount of RR 1,197 million were written off in 2003 (see also Note 1).

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 10:    Loans Receivable and Advances (continued)

In January 2004 the Group purchased, at the request of the Tatarstan government, a promissory note of RR 960 million issued by ‘‘Tatgospostavki’’, a unitary company controlled by the Tatarstan government, in order to finance social expenditures planned under Tatarstan’s budget. The promissory note is interest free and redeemable in 2024. The fair value of the promissory note as of December 31, 2004 is RR 143 million calculated as the nominal amount of the note discounted at 10%.

Note 11:    Property, Plant and Equipment

Effective January 1, 2003, the Group adopted SFAS 143 which applies to legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the liability is accreted for the passage of time and the related asset is depreciated over its estimated useful life. The adoption of SFAS 143 affected the accounting and reporting of the assets, liabilities and expenses related to these obligations.

Prior to the adoption of SFAS 143 costs related to asset retirement obligation were accrued rateably over the productive lives of the assets in accordance with SFAS 19. Under SFAS 19, asset retirement costs were accrued on a unit-of-production basis as the oil is produced and recorded as an increase of accumulated depreciation. The SFAS 19 method matched the accruals with the revenues generated from production and results in most of the costs being accrued early in field life, when production is at the highest level. Because SFAS 143 requires accretion of the liability as a result of the passage of time using an interest method of allocation, the majority of the costs will be accrued toward the end of field life, when production is at the lowest level. Accordingly, the cumulative income adjustment described below resulted from reversing the higher amount of depreciation accumulated under SFAS 19 in order to report a liability to the lower present value amount resulting from transition to SFAS 143. This amount being reversed in transition, which was previously charged to operating earnings under SFAS 19, will again be charged to those earnings under SFAS 143 in future years.

The Group has numerous asset removal obligations that it is required to perform under law or contract once an asset is permanently taken out of service. The Group’s field exploration, development, and production activities include assets related to: well bores and related equipment and operating sites, gathering and oil processing systems, oil storage facilities and pipelines to main transportation trunks. Generally, the Group’s licenses and other operating permits require certain actions to be taken by the Group in the abandonment of these operations. Such actions include well abandonment activities, equipment dismantlement and other reclamation activities. The Group’s estimates of future abandonment costs consider present regulatory or license requirements and are based upon management’s experience of the costs and requirement for such activities. Most of these costs are not expected to be incurred until several years, or decades, in the future and will be funded from general Group resources at the time of removal. Legal or contractual obligations, if any, to retire or otherwise abandon petrochemical, refining and marketing, distribution and banking assets are generally not recognized because of limited history of such activities in these operating areas, absence of clear and definitive legal requirements and indeterminable lives of these assets. Inasmuch as the regulatory and legal environment in Russia continues to evolve, there could be future changes to the requirements and costs associated with abandoning long-lived assets.

SFAS 143 calls for measurements of asset retirement obligations to include, as a component of expected costs, an estimate of the price that a third party would demand, and could expect to receive, for bearing the uncertainties and unforeseeable circumstances inherent in the obligations, sometimes referred to as a market-risk premium. To date, the oil and gas industry has few examples of credit-worthy third

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 11:    Property, Plant and Equipment (continued)

parties who are willing to assume this type of risk, for a determinable price, on major oil and gas production facilities and pipelines. Therefore, because determining such a market-risk premium would be an arbitrary process, it has been excluded from the SFAS 143 estimates. As of January 1, 2003, the Group recorded a cumulative-effect adjustment resulting in an after-tax increase to net income of RR 4,742 million in relation to this change in accounting principle. The effect of adoption also included an initial increase of property, plant and equipment of RR 9,912 million, reduction of accumulated depreciation of RR 11,807 million and recognition of asset retirement obligation in the amount of RR 15,479 million as well as deferred tax liabilities of RR 1,498 million.

The cumulative effect of the change on years prior to 2003 resulted in a credit to income of RR 4,742 (RR 2.23 per share), which is included in income for the year ended December 31, 2003. The pro forma effects of the application of SFAS 143 if the Statement had been adopted on January 1, 2002 (rather than January 1, 2003) are presented below:

2002
(restated)
Net income (historical)	13,470
Basic net income per common share (historical)	6.24
Net income (as if Statement 143 had been adopted January 1, 2002)	11,380
Basic net income per common share (as if Statement 143 had been adopted January 1, 2002)	5.26
Basic net income per preferred share (as if Statement 143 had been adopted January 1, 2002)	6.14
Diluted net income per common share (as if Statement 143 had been adopted January 1, 2002)	5.25
Diluted net income per preferred share (as if Statement 143 had been adopted January 1, 2002)	6.13

The pro forma asset retirement obligations if Statement 143 had been adopted on January 1, 2002 (rather than January 1, 2003) are as follows:

	2004	2003	2002
Pro forma amounts of liability for asset retirement obligation at beginning of year	17,090	15,479	14,071
Pro forma amounts of liability for asset retirement obligation at end of year	23,803	17,090	15,479

In 2004, the Group revised its estimate of liquidation costs per well from RR 0.21 million in 2003 to RR 0.38 million.

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 11:    Property, Plant and Equipment (continued)

During 2004, the overall asset retirement obligation changed as follows:

Opening balance at January 1, 2004	17,090
Accretion of discount	1,709
New obligations	158
Liquidation cost revision	4,864
Spending on existing obligations	(18)
Closing balance at December 31, 2004	23,803
Less: current portion of asset retirement obligations (Note 14)	(14)
Closing long-term balance at December 31, 2004	23,789

Property, plant and equipment are as follows:

	Cost	Accumulated depreciation, depletion and amortization	Net book value
Oil and gas properties	274,463	128,562	145,901
Buildings and constructions	24,646	9,163	15,483
Machinery and equipment	45,108	33,500	11,608
Assets under construction	10,935	—	10,935
December 31, 2004	355,152	171,225	183,927
Oil and gas properties	256,731	124,312	132,419
Buildings and constructions	26,657	8,418	18,239
Machinery and equipment	43,226	30,126	13,100
Assets under construction	13,250	—	13,250
December 31, 2003	339,864	162,856	177,008

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

The Group’s oil and gas fields are located principally on the territory of Tatarstan. The Group obtains licenses from the governmental authorities to explore and produce oil and gas from these fields. Most of our existing production licenses expire from 2013 to 2019, and the license for our largest field, Romashkinskoye, expires in 2013. The economic lives of our licensed fields extend significantly beyond these dates. Under Russian law, the Group is entitled to renew the licenses to the end of the economic lives of the fields, provided certain conditions are met. Article 10 of the Subsoil Law provides that a license to use a field ‘‘shall be’’ extended at its scheduled termination at the initiative of the subsoil user if necessary to finish production in the field, provided that there are no violations of the conditions of the license. The legislative history of Article 10 indicates that the term ‘‘shall’’ replaced the term ‘‘may’’ in August 2004, clarifying that the subsoil user has an absolute right to extend the license term so long as it has not violated the conditions of the license. The Group has received a written confirmation from the Federal Regional Agency for Subsoil Use under the Ministry of Natural Resources of the Russian Federation confirming that, to date, it has not identified any violations of the terms of the Group’s licenses that could prevent their extension and that, based on approved development plans and in accordance with

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 11:    Property, Plant and Equipment (continued)

the Subsoil Law, the Group’s licenses will be extended at the Group’s request. The Group’s right to extend licenses is, however, dependent on the Group continuing to comply with the terms of the licenses, and management has the ability and intent to do so. The Group’s current production plans are based on the assumption, which management considers to be reasonably certain, that the Group will be able to extend all existing licenses. These plans have been designed on the basis that the Group will be producing crude oil through the economic lives of the fields and not with a view to exploiting the Group’s reserves to maximum effect only through the license expiration dates.

Miller & Lents, the Group’s independent oil and gas consultants, have confirmed management’s view that it is ‘‘reasonably certain’’ that the Group will be allowed to produce oil from the Group’s reserves after the expiration of existing production licenses and until the end of the economic lives of the fields. ‘‘Reasonable certainty’’ is the applicable standard for defining proved reserves under the SEC’s Regulation S-X, Rule 4-10. Accordingly, management has included in proved reserves in the supplementary information on oil and gas exploration and production activities of the consolidated financial statements as of and for the year ended December 31, 2004 all reserves that otherwise meet the standards for being characterized as ‘‘proved’’ and that the Group estimates the Group can produce through the economic lives of Group’s licensed fields.

The SEC staff have indicated that proved reserves generally should be limited to those that can be produced through the license expiration date unless there is a long and clear track record which supports the conclusion that the extension of the license will be granted as a matter of course. The Group believes that the extension of the licenses is a matter of course as fully described above. To assist the financial statement reader in understanding the proved oil reserves that will be produced during the existing license period and those that will be produced during the period of the expected license extension, the proved oil reserves have been presented separately for each of these two periods in the accompanying supplementary oil and gas information (see SFAS No. 69, ‘‘Disclosures about Oil and Gas Producing Activities’’).

The Group’s cash flows from operations are dependent on the level of oil prices, which are historically volatile and are also significantly impacted by the proportion of production that the Group can sell on the export market. Historically, the Group has supplemented its cash flows from operations with additional borrowings and may continue to do so. Should oil prices decline for a prolonged period and should the Group not have access to additional capital, the Group would need to reduce its capital expenditures, which could limit its ability to maintain or increase production and in turn meet its debt service requirements and pay dividends.

Capital leases.    The Group leases machinery and equipment. The following is an analysis of the leased property under capital leases:

	At December 31, 2004	At December 31, 2003
Machinery and equipment	3,464	2,223
Less: accumulated amortization	(887)	(318)
	2,577	1,905

All capital lease transactions are conducted with related parties as further described in Note 19.

The following is a schedule by year of future lease payments under capital leases together with the present value of the future minimum lease payments as of December 31, 2004:

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 11:    Property, Plant and Equipment (continued)

Year ended December 31
2005	760
2006	356
2007	92
Total future lease payments	1,208
Less interest	(154)
Present value of future minimum lease payments	1,054
Less current portion	(760)
Long-term portion of capital lease obligations	294

Social assets.    During the years ended December 31, 2004, 2003 and 2002 the Group transferred social assets with a net book value of RR 455 million, RR 2,162 million and RR 1,293 million, respectively, to local authorities. At December 31, 2004, and December 31, 2003, the Group held social assets with a net book value of RR 4,732 million and RR 4,870 million all of which were constructed after the privatization date. The remaining social assets comprise mainly dormitories, hotels, gyms and other facilities. The Group may transfer some of these social assets to local authorities in the future, but does not expect these to be significant. The Group incurred social infrastructure expenses of RR 249 million, RR 279 million and RR 199 million for the years ended December 31, 2004, 2003, and 2002, respectively, for maintenance that mainly relates to housing, schools and cultural buildings (see also Note 1).

Note 12:    Debt

	At December 31, 2004	At December 31, 2003
Short-term debt
Foreign currency denominated debt
Current portion of long-term debt	3,670	4,768
Other foreign currency denominated debt	7,081	4,335
Rouble denominated debt	9,350	4,110
Less: due to related parties (Note 19)	(2,000)	—
Total short-term debt	18,101	13,213
Long-term debt
Foreign currency denominated debt
BNP Paribas	4,991	8,734
Credit Suisse First Boston	2,752	4,220
Bank Zenit Eurobonds	2,976	2,915
Other foreign currency denominated debt	—	33
Rouble denominated debt	2,469	1,662
Total long-term debt	13,188	17,564
Less: current portion	(3,670)	(4,768)
Total long-term debt, net of current portion	9,518	12,796

Foreign currency debts are primarily denominated in US Dollars.

Short-term foreign currency denominated debt.    As of December 31, 2004 other short-term foreign currency denominated debt includes loans from BNP Paribas, Credit Suisse Zurich and interbank loans.

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 12:    Debt (continued)

In December 2003 the Group entered into a RR 1,034 million (US $35 million) one month revolving overdraft facility with Credit Suisse Zurich. The monthly revolving loan bears interest at 2.85% per annum and is collateralized by crude oil sales. The amount of loan outstanding as of December 31, 2004 was RR 789 million (US $28.4 million).

In February 2004 the Group entered into a RR 1,825 million (US $64 million) loan agreement with BNP Paribas. The loan bears interest at 1-month LIBOR plus 2.75% per annum, is collateralized by crude oil export contracts of 50 thousand tons per month and matures in January 2005. The amount of loan outstanding as of December 31, 2004 was RR 185 million (US $ 6.7 million).

In August 2004 the Group entered into a RR 1,461 million (US $50 million) loan agreement with BNP Paribas. The loan bears interest at 1-month LIBOR plus 2.75% per annum, is collateralized by crude oil export contracts of 50 thousand tons per month and matures in August 2005. The amount of loan outstanding as of December 31, 2004 was RR 1,387 million (US $50 million).

Interbank loans from foreign banks of RR 4,720 million and RR 2,723 million as at December 31, 2004 and December 31, 2003 had effective average interest rates of 5% and 6% per annum, respectively.

Short-term Russian Rouble denominated debt.    Russian Rouble denominated short-term debt is primarily comprised of loans with Russian banks. Short-term Rouble denominated loans of RR 7,350 million and RR 4,110 million bear contractual interest rates of 8% to 10% and 10% to 20% per annum for the periods ended December 31, 2004 and December 31, 2003, respectively. The loans are collateralized by the assets of the Group.

In September 2004 the Group entered into a RR 2,000 million loan agreement with OAO ‘‘Svyazinvestneftekhim’’, a company controlled by the Tatarstan government. The amount of loan outstanding as of December 31, 2004 was RR 2,000 million. The loan interest rate is 0.01% per annum. The loan was redeemed in February 2005.

Weighted-average interest rate for short-term debt, excluding short-term portion of long-term debt, as of December 31, 2004 and 2003 was 6.15% and 6.85%, respectively.

Long-term foreign currency denominated debt.    In October 2002, the Group entered into loan agreement with BNP Paribas for US $300 million. The amount outstanding under this loan as of December 31, 2004 was RR 4,991 million. The loan proceeds are payable in two tranches. The first tranche in the amount US $125 million bears interest of LIBOR plus 4.25% per annum. The second tranche in the amount US $175 million bears interest of LIBOR plus 3.75%, per annum. The loan is collateralized by crude oil export contracts of 120 thousand tons per month, and matures in October 2007. The loan agreements require compliance with certain financial covenants including, but not limited to, minimum levels of consolidated tangible net worth, and maximum debt and interest coverage ratios.

In March 2002 the Group entered into a US $200 million loan agreement with Credit Suisse First Boston. The amount of loan outstanding as of December 31, 2004 was RR 2,752 million (US $99 million). The loan bears interest at LIBOR plus 3.78% per annum, is collateralized by crude oil export contracts of 80 thousand tons per month and matures in March 2007.

In the years ended December 31, 2004, 2003 and 2002 the Group was in compliance with all covenants required by the loan agreements except for the covenant relating to the US $300 million debt facility with BNP Paribas and US $200 million debt facility with Credit Suisse First Boston which required the provision of its audited consolidated US GAAP financial statements for the year ended December 31, 2004 and interim consolidated financial information for the six months ended June 30, 2005 which were required to be sent to the banks by July 31, 2005 and by November 30, 2005, respectively.

Eurobonds.    Eurobonds issued represent internationally traded long-term Notes issued by a banking subsidiary of the Group on June 12, 2003 with a face value of US $125 million and interest rate

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 12:    Debt (continued)

of 9.25% payable semi-annually in arrears on June 12 and December 12. The issue matures on June 12, 2006. The effective interest rate on the Eurobonds is 10%. The entire amount of Eurobonds outstanding at December 31, 2004 was RR 2,976 million. The Group is in compliance with the covenant of the financing agreement to maintain a specified capital adequacy ratio. The Group performs trading operations with its eurobonds.

Long-term Russian Rouble denominated debt.    Long-term Russian Rouble denominated debt includes RR-denominated bonds issued by the Group on March 25, 2004 with a face value RR 1,000 million maturing in March 2007. The bonds carry a coupon yield of 8.69% for the first and second payments due in September 2004 and March 2005. Subsequent coupon yields are determined by the Chairman of the Board of Bank Zenit. On March 23, 2004, Bank Zenit issued an offer letter committing to redeem the bonds at face value plus coupon on March 24, 2005, the date of the second coupon payment. Also long-term Russian Rouble denominated debt includes debentures and other loans bearing interest rates from 9% to 19%. Debentures outstanding as of December 31, 2004 amounted to RR 1,166 million. Other loans represent non-banking loans. The loans mature between July 2005 to June 2015.

The fair value of the Group’s long-term debt is similar to its book value. Fair value assessment is subject to considerable uncertainty.

Aggregate maturities of long-term debt outstanding at December 31, 2004 are as follows:

2005	3,670
2006	6,848
2007	2,460
2008	50
2009	109
2010	20
2011- and thereafter	31
Total long-term debt	13,188

Note 13:    Notes payable and banking customer deposits

Notes payable are as follows:

	At December 31, 2004	At December 31, 2003
Bank notes payable	6,444	3,739
Other notes payable	2,998	4,694
Less: current notes payable	(6,615)	(6,948)
Notes payable long-term	2,827	1,485

Bank notes payable as of December 31, 2004 include short-term and long-term notes payable of Zenit Bank in the amounts of RR 5,903 million and RR 292 million, respectively, and short-term notes payable of Devon Credit Bank in the amount of RR 249 million. Bank notes payable for the year ended December 31, 2003 include short-term and long-term notes payable of Zenit Bank in the amounts of RR 3,528 million and RR 20 million, respectively, and short-term notes payable of Devon Credit Bank in the amount of RR 191 million. Bank notes payable bear contractual interest rates ranging from 1% to 7% both in 2004 and 2003.

Other notes payable as of December 31, 2004 include short-term and long-term trade promissory notes payable to third parties and bear contractual interest rates ranging from 1% to 9%, respectively.

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 13:    Notes payable and banking customer deposits (continued)

Long-term notes payable in the amounts of RR 1,774 million, RR 954 million and RR 99 million outstanding at December 31, 2004 are payable in 2006, 2007 and after 2008, respectively.

Banking customer deposits are as follows:

	At December 31, 2004	At December 31, 2003
Term deposits	16,849	9,546
Demand deposits	7,748	8,556
Less: current banking customer deposits	(20,552)	(16,665)
Less: due to related parties (Note 19)	(2,745)	(100)
Banking customer deposits long-term	1,300	1,337

Contractual interest rates were 7% and 9% for Russian Rouble interest deposits, and 6% and 6% for foreign currency interest deposits for the periods ended December 31, 2004 and 2003, respectively.

The carrying values of notes payable and banking customer deposits approximate their fair values.

Long-term banking customer deposits in the amount of RR 1,300 million outstanding at December 31, 2004 are payable in 2006-2011.

Note 14:    Other Accounts Payable and Accrued Liabilities

Other accounts payable and accrued liabilities are as follows:

	At December 31, 2004	At December 31, 2003
Salaries and wages payable	2,265	2,105
Insurance provision	1,640	1,174
Payable under commission contracts	519	175
Payable under asset management contracts	414	384
Deferred revenues	218	113
Interest payable	63	505
Current portion of asset retirement obligations (Note 11)	14	135
Advances received	—	33
Other accrued liabilities	1,672	803
Total other accounts payable and accrued liabilities	6,805	5,427

Note 15:    Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for statutory tax purposes. Deferred tax assets (liabilities) are comprised of the following at December 31, 2004 and 2003:

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 15:    Taxes (continued)

	At December 31, 2004	At December 31, 2003
Accounts receivable	130	3
Obligations under capital leases	253	241
Other accounts payable	215	66
Prepaid expenses and other current assets	210	119
Other	410	22
Deferred tax assets	1,218	451
Property, plant and equipment	(21,897)	(21,177)
Inventories	(271)	—
Long-term investments	(480)	(353)
Other liabilities	(866)	(388)
Deferred tax liabilities	(23,514)	(21,918)
Net deferred tax liability	(22,296)	(21,467)

At December 31, 2004 and 2003, deferred taxes were classified in the consolidated balance sheet as follows:

	At December 31, 2004	At December 31, 2003
Current deferred tax asset	694	—
Current deferred tax liability	—	(196)
Non-current deferred tax liability	(22,990)	(21,271)
Net deferred tax liability	(22,296)	(21,467)

Presented below is a reconciliation between the provision for income taxes and taxes determined by applying the statutory tax rate to income before income taxes:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
			(restated)
Income before income taxes and minority interest	35,296	14,657	19,304
Theoretical income tax expense at statutory rate	8,471	3,518	4,633
Increase (reduction) due to:
Inflationary effects	—	—	2,244
Non-deductible expenses	1,766	1,131	434
Non-taxable income	(100)	(275)	(2,195)
Other	724	208	247
Income tax expenses	10,861	4,582	5,363

No provision has been made for additional income taxes of RR 2,760 million on undistributed earnings of a foreign subsidiary. These earnings have been and will continue to be reinvested. These earnings could become subject to additional tax of approximately RR 414 million if they were remitted as dividends.

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 15:    Taxes (continued)

The Company is subject to a number of taxes other than income taxes, which are detailed as follows:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Unified production tax	26,418	19,818	16,940
Export tariffs	29,232	18,174	11,890
Excise taxes	1,548	2,031	104
Property tax	1,252	1,389	1,336
Road users tax	—	—	1,079
Penalties and interest	4	686	108
Other	1,133	1,280	531
Total taxes other than income taxes	59,587	43,378	31,988

Export tariffs and excise taxes are included in revenues in the consolidated statements of operations and comprehensive income.

Effective January 1, 2002, the unified production tax was introduced and replaced the mineral restoration tax, royalty tax and excise tax on crude oil production. Through December 31, 2003, the base rate for the unified production tax was set at RR 340 per ton of crude oil produced and adjusted monthly depending on the market price of Urals blend and the Rouble exchange rate. The tax becomes zero if the Urals blend price falls to or below US $8.00 per barrel. Due to a change in legislation, from January 1, 2004 the base rate for the unified production tax increased to RR 347 per metric ton of crude oil produced. Effective from January 1, 2005 the base tax rate for the unified production tax was increased from RR 347 to RR 419 per ton of crude oil and non-taxable threshold was increased from US $8.00 per barrel to US $9.00 per barrel. From January 1, 2007, the unified production tax rate is set by law at 16.5% of the value of extracted crude oil which may be calculated by either reference to actual sale prices of natural resources or the deemed value of natural resources net of Value Added Tax (‘‘VAT’’) less export duties, transportation expenses and certain other distribution expenses.

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

Note 16:    Share Capital, Additional Capital and Other Comprehensive Income

Authorized share capital.    At December 31, 2004 the authorized share capital consists of 2,178,690,700 voting common shares and 147,508,500 non-voting preferred shares; both classes of shares have a nominal value of RR 1.00 per share.

Golden share.    OAO Svyazinvestneftekhim, a company wholly owned by the government of Tatarstan, as of December 31, 2004 holds approximately 33.59% of the Company’s capital stock. These shares were contributed to Svyazinvestneftekhim by the Ministry of Land and Property Relations of Tatarstan in 2003. Tatarstan also holds a ‘‘Golden Share’’ — a special governmental right—in Tatneft. The exercise of its powers under the Golden Share enables the Tatarstan government to appoint one representative to the Board of Directors and Revision Committee of the Company and to veto certain major decisions, including those relating to changes in the share capital, amendments to the Charter,

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 16:    Share Capital, Additional Capital and Other Comprehensive Income (continued)

liquidation or reorganization and ‘‘major’’ and ‘‘interested party’’ transactions as defined under Russian law. The Golden Share currently has an indefinite term. The Tatarstan government also controls a number of the Company’s suppliers and contractors, such as the electricity producer OAO Tatenergo and the petrochemicals company OAO Nizhnekamskneftekhim (see also Note 1).

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

Holders of preferred shares acquire the same voting rights as holders of common shares in the event that dividends are either not declared, or declared but not paid, on preferred shares. On liquidation, the shareholders are entitled to receive a distribution of net assets. Under Russian Joint Stock Companies Law and the Company’s charter in case of liquidation preferred shareholders have priority over ordinary shareholders to be paid declared but unpaid dividends on preferred shares and the liquidation value of preferred shares, if any.

Amounts available for distribution to shareholders.    Amounts available for distribution to shareholders are based on the Company’s non-consolidated statutory accounts prepared in accordance with RAR, which differ significantly from US GAAP (see Note 2). The statutory accounts are the basis for profit distribution and other appropriations. Russian legislation identifies the basis of distribution as the current period net profit calculated in accordance with RAR. However, this legislation and other statutory laws and regulations dealing with distribution rights are open to legal interpretation. For the years ended December 31, 2004 and 2003, the Company had a statutory current profit of RR 24,626 million and RR 11,415 million, respectively, as reported in the published statutory accounts of the Company.

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

Other comprehensive income.    The balance of accumulated other comprehensive income as reported on the consolidated balance sheet consists of the following components:

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 16:    Share Capital, Additional Capital and Other Comprehensive Income (continued)

	At December 31, 2004	At December 31, 2003
Net unrealized gain on available-for-sale securities	19	43
Net foreign currency translation adjustment gain	161	146
Accumulated other comprehensive income	180	189

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
			(restated)
Income before cumulative effect of change in accounting principle	23,410	10,138	13,470
Common share dividends	(1,932)	(217)	(239)
Preferred share dividends	(296)	(148)	(148)
Income available to common and preferred shareholders, net of dividends	21,182	9,773	13,083
Basic:
Weighted average number of shares outstanding (millions of shares):
Common	1,990	1,983	1,991
Preferred	148	148	148
Combined weighted average number of common and preferred shares outstanding	2,138	2,131	2,139
Basic net income per share before cumulative effect of changes in accounting principle (RR)
Common	10.88	4.70	6.24
Preferred	11.91	5.59	7.12
Cumulative effect of changes in accounting principle (RR)
Common	—	2.23	—
Preferred	—	2.23	—
Basic net income per share (RR)
Common	10.88	6.93	6.24
Preferred	11.91	7.82	7.12
Diluted:
Weighted average number of shares outstanding (millions of shares):
Common	1,998	1,988	1,993
Preferred	148	148	148
Combined weighted average number of common and preferred shares outstanding assuming dilution	2,146	2,136	2,141
Diluted net income per share before cumulative effect of changes in accounting principle (RR)
Common	10.84	4.68	6.23
Preferred	11.87	5.58	7.11

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 16:    Share Capital, Additional Capital and Other Comprehensive Income (continued)

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
			(restated)
Cumulative effect of changes in accounting principle (RR)
Common	—	2.22	—
Preferred	—	2.22	—
Diluted net income per share (RR)
Common	10.84	6.90	6.23
Preferred	11.87	7.80	7.11

Minority interest.    Minority interest is adjusted by dividends paid by the Group’s subsidiaries amounting to RR 394 million at December 31, 2004 (at December 31, 2003—RR 112 million).

Note 17:    Stock-Based Compensation

On December 31, 2000 the Board of Directors of the Company approved the Company stock compensation plan (the ‘‘Plan’’) for senior management and directors of the Company. Under the provisions of the Plan the Company is entitled to issue options to its directors and senior management on an annual basis based on approval of the Board of Directors. The Board of Directors determines the number and exercise price of options as well as their expiration and vesting periods. In accordance with the Plan for all options issued, the Company reserves the right to repurchase outstanding options at the price determinable as the maximum weighted average daily market price for the preceding three years for trades on the Moscow Interbank Currency Exchange less the exercise price of the option.

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

All options issued in 2003 and 2002 vest in 270 days from the grant date and expire in 365 days after the grant date. Each option gives the option holders the right to purchase one share of the Company. Since the options are granted with an option repurchase feature and because the Company expects to repurchase the stock options after vesting, variable accounting for stock-based compensation under APB No. 25, ‘‘Accounting for Stock Issued to Employees’’, and related Interpretations is applied. The compensation cost is determined prospectively as an excess of repurchase price over the exercise price of the option until full vesting is achieved. Total compensation cost is allocated rateably over the vesting period and a corresponding liability recorded in other accounts payable and accrued liabilities.

In 2004 the Company issued 10,028,000 performance-related bonus certificates for its senior management and directors with the right to repurchase outstanding options at the price determinable as the maximum weighted average daily market price for the preceding three years for trades on the Moscow Interbank Currency Exchange less the exercise price of option. These bonus certificates vest in 197 days. The exercise price is determined as the sum total of the par value of the underlying stock and the minimum weighted average daily market price for the preceding two years for trades on the Moscow Interbank Currency Exchange, as of the grant date.

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 17:    Stock-Based Compensation (continued)

In 2004 and 2003 the Company repurchased the options granted in 2003 and 2002 through cash settlement at the price of RR 40.26 and RR 27.00 per option, respectively. The amount of compensation expense in respect of the Plan recognized in the consolidated statements of operations for the years ended December 31, 2004 and 2003 was RR 426 million and RR 179 million, respectively.

The following table summarizes the stock option activity for the periods presented:

	2004		2003		2002
	Shares	Price	Shares	Price	Shares	Price
Outstanding, beginning of year	9,300,000	11.70	9,300,000	10.50	9,395,000	0.10
Granted	10,028,000	11.70	9,300,000	11.70	9,300,000	10.50
Repurchased	(9,300,000)	11.70	(9,300,000)	10.50	(9,395,000)	0.10
Outstanding, end of year	10,028,000	11.70	9,300,000	11.70	9,300,000	10.50
Exercisable, end of year	—	—	—	—	—	—

The remaining lives of options outstanding at December 31, 2004, 2003 and 2002 were 0.04, 0.50 and 0.70 years, respectively.

The fair value of the Group's stock options is the estimated present value at the date of grant using the Black-Scholes option pricing model with the following assumptions.

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Average grant date fair value of options	44.36	36.42	17.85
Assumption used:
Risk-free interest rate	7%	6%	19%
Dividend yield	2%	1%	1%
Volatility factor	36%	36%	38%
Expected life (years)	1	1	1

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, this option pricing model requires the input of highly subjective assumptions, including the expected stock price volatility.

Note 18:    Segment Information

The Group’s business activities are conducted predominantly through four business segments: exploration and production, refining and marketing, petrochemicals, and banking. The segments were determined by the way management recognizes the segments within the Group for making operating decisions.

Exploration and production segment activities consist of oil extraction by production divisions. Intersegment sales in exploration and production constitute transfers of crude oil and gas from production divisions to the refining and marketing divisions and subsidiaries.

The Group’s investments in equity method investees and equity in the net income of investees accounted for by the equity method are included within exploration and production segments, as the Group’s major equity investees are engaged in exploration and production activities with an exception of the investment in OAO AK Bars Bank. The investment and equity in the net income of OAO AK Bars Bank are included within banking segment. The Group’s investments and equity in the income of the equity investees are disclosed in Note 7.

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 18:    Segment Information (continued)

Refining and marketing comprises purchases and sales of crude oil and refined products from the Group's own production divisions and third parties, own refining activities and retailing operations. As in prior years, the Company sold significant volumes of oil to intermediaries, which refine oil in domestic refineries, and purchased refined products processed from its oil.

Sales of petrochemical products include sales of petrochemical raw materials and refined products, which are used in production of tires. Sales of tires are disclosed by geographic segment for the reporting periods.

Other sales include revenues from ancillary services provided by the specialized subdivisions and subsidiaries of the Group, such as sales of oilfield equipment and drilling services provided to other companies in Tatarstan, revenues from the sale of auxiliary petrochemical related services and materials as well as other business activities, which do not constitute reportable business segments.

In accordance with SFAS No. 131 ‘‘Disclosures about Segments of an Enterprise and Related Information’’ the Group reports bank interest revenue net of interest expense since a majority of the banking segment's revenues are from interest and the management relies primarily on the ‘‘spread’’ between interest revenue and interest expense (net interest revenue) to assess performance of the segment and to make resource allocation decisions.

For the years ended December 31, 2004, 2003 and 2002 the Group had one customer which accounted for RR 54,499 million, RR 34,249 million and RR 19,258 million of sales, which represents 26%, 22% and 13% of total sales, respectively. These sales are included within refining and marketing revenues. Management does not believe that the Group is reliant on any particular customer.

The Group evaluates performance of its reportable operating segments and allocates resources based on income or losses before income taxes and minority interest not including non-banking net interest expense and monetary effects. Segment accounting policies are the same as those disclosed in Note 3. Intersegment sales are at prices that approximate market.

Segment sales and other operating revenues.    Reportable operating segment sales and other operating revenues are stated in the following table:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Exploration and production
Intersegment sales	124,076	93,155	84,394
Total exploration and production	124,076	93,155	84,394
Refining and marketing
Crude oil	19,727	11,346	11,901
Refined products	28,063	23,545	24,378
Domestic sales	47,790	34,891	36,279
Crude oil	16,890	9,470	11,510
Refined products	3,546	336	30
CIS sales(1)	20,436	9,806	11,540
Crude oil	85,706	69,511	57,886
Refined products	28,512	19,950	19,968
Non – CIS sales(2)	114,218	89,461	77,854

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 18:    Segment Information (continued)

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Total refining and marketing	182,444	134,158	125,673
Petrochemicals
Intersegment sales	294	233	322
Tires – domestic sales	9,510	7,764	7,046
Tires – CIS sales	1,875	1,799	908
Tires – non-CIS sales	977	739	814
Petrochemical and refined products	958	1,281	1,152
Total petrochemicals	13,614	11,816	10,242
Banking
Net interest income – intersegment	241	530	335
Net interest income	1,610	1,001	845
Total banking	1,851	1,531	1,180
Total segment sales	321,985	240,660	221,489
Other sales	10,156	9,177	10,038
Elimination of intersegment sales	(124,611)	(93,918)	(85,051)
Elimination of income from equity investments reported separately in the consolidated statement of operations and comprehensive income	(748)	(101)	(148)
Total sales and other operating revenues	206,782	155,818	146,328

(1)	CIS is an abbreviation for Commonwealth of Independent States (excluding the Russian Federation).

(2)	Non-CIS sales of crude oil and refined products are mainly made to European markets.

Segment earnings and assets. Segment earnings are as follows:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
			(restated)
Segment earnings (loss)
Exploration and production	32,871	13,566	18,227
Refining and marketing	2,304	2,730	2,627
Petrochemicals	495	(311)	(139)
Banking	225	421	811
Total segment earnings	35,895	16,406	21,526
Exchange gain (loss)	41	(225)	(1,042)
Monetary gain	—	—	871
Interest expense, net	(640)	(1,524)	(2,051)
Income before income taxes and minority interest	35,296	14,657	19,304

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 18:    Segment Information (continued)

Segment assets are as follows:

	At December 31, 2004	At December 31, 2003
Assets
Exploration and production	210,283	186,023
Refining and marketing	42,447	38,814
Petrochemicals	9,743	8,924
Banking	47,088	28,956
Total assets	309,561	262,717

The Group’s assets and operations are primarily located and conducted in Russia.

Segment depreciation, depletion and amortization and additions to property, plant and equipment are as follows:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
			(restated)
Depreciation, depletion and amortization
Exploration and production	7,271	7,150	5,938
Refining and marketing	821	742	667
Petrochemicals	1,108	924	912
Banking	37	34	24
Total segment depreciation, depletion and amortization	9,237	8,850	7,541
Additions to property, plant and equipment
Exploration and production	15,210	21,320	10,519
Refining and marketing	1,411	2,766	3,576
Petrochemicals	2,278	1,768	818
Banking	243	86	612
Total additions to property, plant and equipment	19,142	25,940	15,525

Note 19:    Related Party Transactions

Transactions are entered into with significant shareholders, directors and companies with which the Group has significant shareholders and directors in common (see also Note 1). These transactions include sales of crude oil and refined products, purchases of electricity and banking transactions.

In 2003 the Group transferred RR 672 million to several companies outside the Russian Federation unrelated to the Group which the Group intended to use for an acquisition of the Company’s shares. The shares acquired for the benefit of the Group were accumulated by one of these companies located in Cyprus with the intention of being used by the Group in the development and establishment of an anticipated incentive scheme for its senior employees. In 2003, RR 570 million of the total funds transferred were used in the acquisition of 20,676,875 Group’s shares and reported in the consolidated financial statements as common shares held in treasury as of December 31, 2003. In January 2004, an additional 2,788,300 shares were acquired using these funds. All shares accumulated by the Cyprus based company were transferred to the Group in November 2004.

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 19:    Related Party Transactions (continued)

The amounts of transactions for each year and the outstanding balances at each year end with related parties are as follows:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Sales of crude oil	53,728	23,644	12,387
Volumes of crude oil sales (thousand tons)	8,937	4,409	3,037
Sales of refined products	27,962	14,080	9,621
Volumes of refined product sales (thousand tons)	5,106	4,101	2,817
Sales of petrochemical products	4,372	671	645
Other sales	1,066	704	429
Purchases of crude oil	(4,893)	(798)	(1,330)
Volumes of crude oil purchases (thousand tons)	1,244	249	376
Purchases of refined products	(2,190)	—	(6)
Volumes of refined products purchases (thousand tons)	495	—	1
Purchases of petrochemical products	(2,139)	(2,072)	(2,001)
Purchases of electricity	(3,491)	(2,940)	(3,038)
Other purchases	(1,671)	(1,186)	(761)
Interest receivable	103	12	38
Bank commission receivable	19	6	22
Additions to property, plant and equipment	(1,240)	(2,223)	—

	At December 31, 2004	At December 31, 2003
Assets
Trade accounts receivable (Note 6)	9,222	5,546
Notes receivable	332	440
Loans receivable and advances (Note 10)	12,600	645
Due from related parties	22,154	6,631
Liabilities
Banking customer deposits (Note 13)	(2,745)	(100)
Loans payable	(12)	(394)
Short-term debt (Note 12)	(2,000)	—
Trade accounts payable	(501)	(540)
Due to related parties	(5,258)	(1,034)
Capital lease obligations	(1,054)	(1,002)
Other
Common shares held in treasury for an anticipated incentive scheme, at cost (20,676,875 shares)	—	570
Loan guarantee obligations	(126)	(181)

Note 20:    Financial Instruments and Risk Management

Fair values.    The carrying amounts of short-term financial instruments approximates fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

TATNEFT

Notes to Consolidated Financial Statements (Continued)
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

Prepaid VAT, representing amounts payable or paid to suppliers, is recoverable from the tax authorities via offset against VAT payable to the tax authorities on the Group's revenue or direct cash receipts from the tax authorities. Management periodically reviews the recoverability of the balance of prepaid VAT and believes it is fully recoverable within one year.

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

Note 21:    Commitments and Contingent Liabilities

Guarantees and commitments.    At December 31, 2004, the Group was liable for certain contingent obligations under various contractual arrangements. Credit-related commitments comprise Zenit Bank loan commitments and guarantees of RR 4,567 million and RR 1,809 million at December 31, 2004 and 2003, respectively. The contractual amount of these commitments represents the value at risk if the bank's clients default and all existing collateral becomes worthless.The Group is required to recognize a liability at inception for the fair value of the obligation as a guarantor for guarantees issued or modified after December 31, 2002. The Group has not recognized a liability either because the guarantees were issued prior to December 31, 2002 and have not been subsequently modified, or because the fair value of the obligations is not material.

Operating environment.    While there have been improvements in the economic situation in the Russian Federation in recent years, the country continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in any countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation. The prospects for future economic stability in the Russian Federation are largely dependent

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 21:    Commitments and Contingent Liabilities (continued)

upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

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

Legal contingencies.    The Group is subject to various lawsuits and claims arising in the ordinary course of business. The outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present. In the case of all known contingencies the Group accrues a liability when the loss is probable and the amount is reasonably estimable. Based on currently available information, management believes that it is remote that future costs related to known contingent liability exposures will exceed current accruals by an amount that would have a material adverse impact on the Group’s consolidated financial statements.

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

In addition, the Group is committed to make certain contributions which are determined solely at the discretion of the Group’s or its subsidiaries’ management but not less than the minimum annual payment regulated by current Russian legislation. Also the provisions of collective agreements concluded on an annual basis between the Company or its subsidiary and their employees require the Group to pay certain post-employment and other benefits, to follow health and safety standards as well as a variety of other social benefits in excess of those required by law. In 2004, 2003 and 2002 the contributions to the non-governmental pension plan and post-employment benefit payments were not material (see also Note 1).

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

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 21:    Commitments and Contingent Liabilities (continued)

Banking commitments and contingent liabilities.    Zenit Bank fiduciary assets and trust arrangements at nominal value amounted to RR 8,928 million and RR 10,857 million at December 31, 2004 and 2003, respectively, and recorded off balance sheet as they are not assets of Zenit Bank. There is no insurance coverage maintained.

The Central Bank of Russian Federation requires banks to maintain a capital adequacy ratio of 10% of risk-weighted assets, computed based on Russian accounting legislation. As of December 31, 2004 and 2003, the Zenit Bank and Devon-Credit Bank capital adequacy ratios on this basis exceeded the statutory minimum.

Note 22:    Subsequent Events

New significant borrowings.    In February 2005 the Group entered into a RR 993 million (US $35 million) loan agreement with AK Bars bank. The amount of loan outstanding as of June 30, 2005 was RR 1,023 million (US $35 million). The loan beared an interest of 5.5% per annum and was repaid in September 2005.

New significant lending.    In July 2005, the Group provided a subordinated loan to Zenit Bank in the amount of RR 1.7 billion, maturing in 7 years, bearing an 8.5% interest per annum.

In April 2006, the Group provided a subordinated loan to Devon-Credit bank in the amount of RR 900 million, maturing in 7 years, bearing a 7.5% interest per annum.

Repayments of loans.    Eurobonds issued by a banking subsidiary of the Group on June 12, 2003 with a face value of US$125 million were fully repaid in June 2006.

Dividends.    In addition to interim dividend for the nine months of 2004, in June 2005, an annual dividend of RR0.23 per ordinary share was approved.

Transactions with employees’ stock options.    In 2005 the Company repurchased the options granted in 2004 through cash settlement at the price of RR 43.48 per option.

Changes in the Group’s composition.    In April 2005 the Group decreased its share in the equity of a major subsidiary, Zenit Bank (the ‘‘Bank’’), by selling 26.75% of the Bank’s shares to three Cyprus based companies, acting for the benefit of certain beneficiaries of Urals Energy, which is not related to the Group.  The sales price for the Bank’s shares, RR 1,214 million (US $ 41.2 million), was determined based on the results of an independent valuation. The sale of 26.75% of the bank’s shares resulted in a loss on disposal of approximately RR 680 million.

In May 2006, the Group increased its shareholding in Zenit Bank up to 39.73% as a result of newly issued shares of the bank.

In December 2005 the Group sold 92% of shares in Devon-Credit bank for RR 857.8 million to Zenit Bank that already owned 3.2% of shares in Devon-Credit bank. The sale of the bank’s shares resulted in a loss on disposal of approximately RR 700 million.

In September 2005 the Group, together with Svyazinvestneftekhim and a few other investors, founded ZAO ‘‘Nizhnekamsk Oil Refinery’’ to build an oil refining and petrochemical complex in Nizhnekamsk. The new complex will include an oil refinery with a distilling capacity of 7 million tons of oil per year, construction of which is expected to be completed in 2008, a deep refining unit with a fuel oil production capacity of 3.5 million of tons, construction of which is expected be completed in 2009, and a petrochemical plant producing products based on aromatics that is projected to be opened in 2010. The total projected cost of this new refinery and petrochemical complex is US $ 3.2 billion. The project is expected to be predominantly financed on a project finance basis that is scheduled to be opened in 2006.

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 22:    Subsequent Events (continued)

On December 23, 2005, Tatneft Oil AG, a subsidiary of the Group, acquired participation shares with the total value of US $ 394.4 million in an open-ended investment company International Petro-Chemical Growth Fund Limited (‘‘IPCG Fund’’), incorporated in Jersey, Channel Islands, by contributing 116 million ordinary shares of Tatneft, treasury shares of the Group, and US $ 1 million in cash into the fund. IPCG Fund invests its assets primarily in equity and debt of companies operating in, or whose activities are connected to, the Russian Federation in general, and in or to the Republic of Tatarstan, in particular, with a priority for entities operating in the oil and chemicals industry and, to a lesser extent, the banking sector. IPCG Fund’s investment objective is to achieve medium and long-term capital appreciation of its investments. IPCG Fund is managed by MARS Capital Management Limited, a company regulated by Jersey Financial Services Commission. IPCG Fund is an indirect shareholder of ZAO ‘‘Nizhnekamsk Oil Refinery’’ and expected to participate in the financing of the new refinery and petrochemical complex, including through participation of additional investors in the fund.

In March-April 2006, the Group acquired 100% shares of OAO LDS-1000, the owner of the ice hockey arena in the city of Kazan, for RR 2.1 billion.

Other.    In 2003 OAO ‘‘TAIF’’, then related party to the Group, brought a case before the Arbitration Court of Tatarstan Republic claiming a return of crude distilling unit (the ‘‘CDU’’) leased to OAO ‘‘Nizhnekamsk NPZ’’, a subsidiary of the Group operating a refinery in Nizhnekamsk, Tatarstan (the ‘‘Refinery’’), because of breach by NNPZ of several provisions of the lease agreement dated December 29, 2001. The CDU was installed at the Refinery in 2002 and represents vital assets for its operations of the Refinery. On October 6, 2003 the Arbitration Court ruled in favor of OAO ‘‘TAIF’’ and this decision was reinforced by the Arbitration Court of Tatarstan Republic on January 13, 2004. Following a court order the CDU was returned to OAO ‘‘TAIF’’. In addition, in early September 2005, the Group sold to OAO ‘‘TAIF’’ its share in the production assets of the Refinery, including the refining units, for approximately US$315 million. In October 2005, the Group entered into a long-term supply contract with OAO ‘‘TAIF’’ in order to supply up to 650,000 tons per month of crude oil to OAO ‘‘TAIF’’ at market price to be refined at the Refinery.

In July 2005, the Group entered into a six-month crude oil sales contract with Ukrtatoil Limited to supply 3.5 million tons in total at market price.

In August 2005, Tatneft Oil AG acquired from a third party two land plots in the city of Kazan, Tatarstan, of the total size of approximately 2 million square meters for US$47 million. The acquisition was made on market terms for investment purposes.

In February 2006, the Group transferred RR 2 billion into fiduciary management to Investment Bank Vesta, LLC, a related party, which is controlled by an affiliate of senior executive of the Group.

At December 31, 2004 the carrying amounts of the major classes of assets and liabilities of Zenit Bank and Devon Credit Bank were as follows:

	Zenit Bank	Devon Credit Bank
Current assets	34,217	4,239
Long-term assets	6,166	993
Current liabilities	30,661	4,865
Long-term liabilities	5,486	82

TATNEFT

Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited)
(in millions of Russian Roubles)

In accordance with SFAS No. 69, ‘‘Disclosures about Oil and Gas Producing Activities’’, this section provides supplemental information on oil and gas exploration and production activities of the Group.

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

Costs Incurred in Exploration and Development Activities

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Exploration costs	1,168	1,091	1,153
Development costs	8,087	6,679	7,807
Total costs incurred in exploration and development activities	9,255	7,770	8,960

Property acquisitions are immaterial to the Group’s oil activities.

Capitalized Costs of Proved Oil Properties

	At December 31, 2004	At December 31, 2003
Wells, support equipment and facilities	274,463	256,731
Uncompleted wells, equipment and facilities	3,285	3,837
Total capitalized costs of proved oil properties	277,748	260,568
Accumulated depreciation, depletion and amortization	(128,562)	(124,312)
Net capitalized costs of proved oil properties	149,186	136,256

The following information pertains to the drilling activities of the Group:

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Net productive development wells drilled	350	359	420	427
Net productive exploratory wells drilled	37	29	28	35
Total wells drilled	387	388	448	462

As of December 31, 2005 and 2004 the number of net productive oil wells was 18,867 and 18,659, respectively.

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

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	(restated)
Revenues from net production:
Sales	105,807	79,344	70,360
Transfers(1)	18,269	13,811	14,034
Total revenues from net production	124,076	93,155	84,394
Less:
Production costs(2)	26,500	26,562	24,521
Exploration expenses	861	812	463
Depreciation, depletion and amortization	7,271	6,985	5,677
Taxes other than income taxes	48,916	32,977	25,977
Related income taxes	9,726	6,197	6,661
Results of operations for oil and gas producing activities	30,802	19,622	21,095

(1)	Transfers represent crude oil to the refining subsidiaries and third party refineries under processing arrangements at the estimated market price of those transactions.

(2)	Production costs include transportation expenses and accretion of discount in accordance with SFAS 143.

The average sales price (including transfers) per ton for 2004, 2003 and 2002 are RR 4,891, RR 3,736 and RR 3,391, respectively. The average production cost per ton for 2004, 2003, and 2002 are RR 1,045, RR 1,065 and RR 985, respectively.

Proved Oil Reserves

As determined by the Group's independent reservoir engineers, Miller and Lents, Ltd., the following information presents the balances of proved oil reserves at December 31, 2004, 2003 and 2002. The definitions used are in accordance with applicable US Securities and Exchange Commission (‘‘SEC’’) regulations (see Note 11).

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

TATNEFT

Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited)
(in millions of Russian Roubles)

Proved Oil Reserves (continued)

Management believes that proved reserves should include quantities which are expected to be produced after the expiry dates of the Group’s production licenses. Most significant licenses expire in 2013. Management believes the licenses may be extended at the initiative of the Group and management expects to extend such licenses for properties expected to produce subsequent to their license expiry date. The Group has disclosed information on proved oil and gas reserve quantities and standardized measure of discounted future net cash flows for periods up to and past license expiry dates separately (see Note 11).

Proved developed reserves are those reserves which are expected to be recovered through existing wells with existing equipment and operating methods. Undeveloped reserves are those reserves which are expected to be recovered as a result of future investments to drill new wells and/or to install facilities to collect and deliver the production from existing and future wells.

‘‘Net’’ reserves exclude quantities due to others when produced.

A significant portion of the Group’s total proved reserves are classified as either developed non-producing or undeveloped. The developed non-producing proved reserves can be produced from existing well bores but require capital costs for workovers, recompletions, or restoration of shut-in wells, additional completion work or future recompletion prior to the start of production. Of the developed non-producing proved reserves, a significant portion represents existing wells which are expected to be put back into production at a future date.

Net proved reserves of crude oil at December 31, 2004:

	Net proved reserves of crude oil recoverable up to license expiry dates		Net proved reserves of crude oil recoverable past license expiry dates		Total net proved reserves of crude oil
	(millions of barrels)	(millions of tons)	(millions of barrels)	(millions of tons)	(millions of barrels)	(millions of tons)
Net proved developed producing reserves	1,286	180	2,168	305	3,454	485
Net proved developed non-producing reserves	145	20	1,931	271	2,076	291
Net proved developed reserves	1,431	200	4,099	576	5,530	776
Net proved undeveloped reserves	45	6	226	32	271	38
Net proved developed and undeveloped reserves	1,476	206	4,325	608	5,801	814

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

TATNEFT

Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited)
(in millions of Russian Roubles)

Movements in Proved Oil Reserves

	Net proved reserves of crude oil recoverable up to license expiry dates		Net proved reserves of crude oil recoverable past license expiry dates		Total net proved reserves of crude oil
	(millions of barrels)	(millions of tons)	(millions of barrels)	(millions of tons)	(millions of barrels)	(millions of tons)
Balance at December 31, 2001	2,512	353	2,943	413	5,455	766
Revisions	25	4	667	93	692	97
Production	(175)	(25)	—	—	(175)	(25)
Balance at December 31, 2002	2,362	332	3,610	506	5,972	838
Revisions	(70)	(9)	233	33	163	24
Production	(176)	(25)	—	—	(176)	(25)
Balance at December 31, 2003	2,116	298	3,843	539	5,959	837
Revisions	(459)	(67)	482	69	23	2
Production	(181)	(25)	—	—	(181)	(25)
Balance at December 31, 2004	1,476	206	4,325	608	5,801	814

Standardized Measure, Including Year-to-Year Changes Therein, of Discounted Future Cash Flows

For the purposes of the following disclosures, estimates were made of quantities of proved reserves and the periods in which they are expected to be produced. Future cash flows were computed by applying year-end prices (as described below) to the Group’s estimated annual future production from proved oil reserves. Future development and production costs were computed by applying year-end costs to be incurred in producing and further developing the proved reserves. Future income taxes were computed by applying, generally, year-end statutory tax rates (adjusted for tax deductions, tax credits and allowances) to the estimated future pretax cash flows. The discount was computed by application of a 10% discount factor. The calculations assumed the continuation of existing political, economic, operating and contractual conditions at each of December 31, 2004, 2003, and 2002. However, such arbitrary assumptions have not necessarily proven to be the case in the past and may not in the future. Other assumptions of equal validity would give rise to substantially different results. As a result, future cash flows calculated under this methodology are not necessarily indicative of the Group’s future cash flows nor the fair value of its oil reserves.

The net price used in the forecast of future net revenue is the weighted average year end price received for sales domestically, for exports to Commonwealth of Independent States (‘‘CIS’’) countries, and for exports to non-CIS countries, after adjustments, where applicable, for certain costs, duties, and taxes. The weighted average net prices per ton used in the forecasts for 2004, 2003, and 2002, are US $153.38, US $120.61 and US $93.81 (US $21.53, US $16.93 and US $13.17 per barrel), respectively.

TATNEFT

Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited)
(in millions of Russian Roubles)

Standardized Measure, Including Year-to-Year Changes Therein, of Discounted Future Cash Flows (continued)

	As of December 31, 2004
	Future cash flows attributable to net proved reserves recoverable up to license expiry dates	Future cash flows attributable to net proved reserves recoverable past license expiry dates	Future cash flows attributable to total recoverable net proved reserves
Future cash inflows from production	739,552	2,167,020	2,906,572
Future development and production costs	(418,843)	(1,376,825)	(1,795,668)
Future income taxes	(113,910)	(143,125)	(257,035)
Future net cash flows	206,799	647,070	853,869
10% annual discount	(65,050)	(537,500)	(602,550)
Discounted future net cash flows	141,749	109,570	251,319

	As of December 31, 2003
	Future cash flows attributable to net proved reserves recoverable up to license expiry dates	Future cash flows attributable to net proved reserves recoverable past license expiry dates	Future cash flows attributable to total recoverable net proved reserves
Future cash inflows from production	1,092,195	1,984,230	3,076,425
Future development and production costs	(636,470)	(1,237,051)	(1,873,521)
Future income taxes	(157,631)	(121,647)	(279,278)
Future net cash flows	298,094	625,532	923,626
10% annual discount	(109,124)	(527,740)	(636,864)
Discounted future net cash flows	188,970	97,792	286,762

	As of December 31, 2002
	Future cash flows attributable to net proved reserves recoverable up to license expiry dates	Future cash flows attributable to net proved reserves recoverable past license expiry dates	Future cash flows attributable to total recoverable net proved reserves
Future cash inflows from production	1,005,955	1,537,793	2,543,748
Future development and production costs	(637,002)	(1,016,709)	(1,653,711)
Future income taxes	(97,381)	(107,108)	(204,489)
Future net cash flows	271,572	413,976	685,548
10% annual discount	(102,970)	(343,204)	(446,174)
Discounted future net cash flows	168,602	70,772	239,374

TATNEFT

Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited)
(in millions of Russian Roubles)

Changes in the Standardized Measure of Discounted Future Net Cash Flows From Proved Reserve Quantities

	Year ended December 31, 2004
	Future cash flows attributable to net proved reserves recoverable up to license expiry dates	Future cash flows attributable to net proved reserves recoverable past license expiry dates	Future cash flows attributable to total net proved reserves
Beginning of year	188,970	97,792	286,762
Sales and transfers of oil produced, net of production costs and other operating expenses	(47,765)	—	(47,765)
Net change in prices received per ton, net of production costs and other operating expenses	146,120	(133,551)	12,569
Change in estimated future development costs	20,895	(24,093)	(3,198)
Revisions of quantity estimates	(92,267)	88,778	(3,489)
Development costs incurred during the period	8,087	—	8,087
Accretion of discount	26,581	9,144	35,725
Net change in income taxes	21,416	(19,630)	1,786
Changes in production rate and other	(130,288)	91,130	(39,158)
End of year	141,749	109,570	251,319

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

APPENDIX A

TATNEFT’S BANKING OPERATIONS

In 2004, we conducted our banking operations through, and consolidated the results of, Bank Zenit and Bank Devon-Credit and we owned shares in a number of banking and financial entities. We have recently decreased our activities in these market sectors following the sale in 2005 of our controlling share in most of our significant banking subsidiaries. As of December 31, 2004, our most significant banking subsidiaries were as follows:

•	Bank Zenit. As of December 31, 2004, we owned 52.70% of Bank Zenit, a Russian commercial bank founded in December 1994 and based in Moscow. Bank Zenit has branches in Rostov-on-Don, Nizhny Novgorod, Almetyevsk, Gorno-Altaisk, St. Petersburg, Kemerovo and Kursk, a representative office in Kazan and additional offices in Kazan and Nizhnekamsk. We increased our stake from 50% plus one share to 52.70% in 2004, then reduced it to 26.95% in 2005 as a result of the sale by our wholly-owned subsidiary, Tatneft Oil AG, of its 26.75% stake in April 2005 to three companies acting on behalf of certain beneficiaries of Urals Energy. As of May 5, 2006, we owned 39.73% of Bank Zenit, as a result of the acquisition in May 2006 of its newly issued shares.

•	Bank Devon-Credit. As of December 31, 2004, we owned approximately 92% of Bank Devon-Credit, a Russian commercial and retail bank. Bank Devon-Credit serves Tatneft and a significant portion of the local population in Almetyevsk and the southeast of Tatarstan through a network of 13 branch offices. In December 2005, we sold all our shares of Bank Devon-Credit to Bank Zenit.

•	Bank Ak Bars. As of December 31, 2004 we owned approximately 29.46% of Bank Ak Bars, the largest private bank located in the Republic of Tatarstan in terms of assets and number of retail customers. In 2005 we increased our shareholding to 29.98% of the share capital of this bank and further increased it to 32.27% in 2006. Bank Ak Bars has held approximately 1% of Tatneft’s Ordinary Shares since 2000.

As a result of the sale of a significant part of our participation in Bank Zenit and of all our participation in Bank Devon-Credit in 2005, we no longer consider our banking activities to be significant to our operations. For more comprehensive information about our sale of the shares of Bank Zenit and Bank Devon-Credit, see Note 22 to our audited consolidated financial statements included in this annual report.

The principal banking business activity was commercial banking operations within the Russian Federation. The number of employees engaged in our banking activities was 1,823, 1,642 and 1,273 at December 31, 2004, 2003 and 2002, respectively. Bank Zenit employed 1,218, 1,101 and 782 persons at December 31, 2004, 2003 and 2002, respectively, and Bank Devon-Credit employed 574, 539 and 491 persons at December 31, 2004, 2003 and 2002, respectively.

Because Bank Zenit was our only significant banking subsidiary, unless otherwise indicated, all information provided in the following sections is solely with respect to Bank Zenit. Information provided is presented after elimination of intercompany balances and transactions between Bank Zenit and other members of our consolidated group.

Banking Supervision and Regulation

The Russian banking sector

The Russian banking sector consists of the Central Bank, credit organizations (banks and non-bank credit organizations) and representative offices of foreign banks. As of April 1, 2006, 1,238 credit organizations were operating in Russia. A majority (663 as of April 1, 2006) of operating Russian credit organizations are located in Moscow and the Moscow region. Currently, there are no branches of foreign banks in Russia.

According to the Central Bank (based on RAR financial statements), as of April 1, 2006, total assets of Russian credit organizations were RR10.4 trillion. Loans, deposits and similar instruments comprised

66.6% (RR6.9 trillion) of all assets of credit organizations (overdue loans inclusive), including 43.1% (RR4.5 trillion) of loans to the non-financial sector and 8.8% (RR0.9 trillion) of loans to and deposits with banks (overdue loans exclusive). Overdue loans, deposits and similar instruments accounted for approximately 0.9% of all banking assets. Investments in securities by credit organizations represented 16.9% (RR1.8 trillion), including 4.9% (RR0.5 trillion) in debt securities of the Russian Federation, of total assets of Russian credit organizations.

According to the Central Bank (based on RAR financial statements), as of April 1, 2006, the total liabilities of Russian credit organizations amounted to RR10.4 trillion, including interbank deposits comprising 11.3% (RR1.2 trillion) and debt securities comprising 7.6% (RR0.8 trillion) of the total liabilities of Russian credit organizations, while client funds accounted for 59.2% (RR6.2 trillion) of the total liabilities of Russian credit organizations.

According to the Central Bank, as of April 1, 2006, 1,186 operating credit organizations were profitable (under RAR), while 162 were not.

Legislative Framework for the Russian Banking Sector

The main laws regulating the Russian banking sector are the Federal Law of December 2, 1990 No. 395-I ‘‘On Banks and Banking Activity’’, as amended (the ‘‘Banking Law’’) and the Federal Law of July 10, 2002 No. 86-FZ ‘‘On the Central Bank of the Russian Federation (Bank of Russia),’’ as amended (the ‘‘Central Bank Law’’). Among other things, they define credit organizations, set out the list of banking operations and other transactions that may be performed by credit organizations and establish the framework for the registration and licensing of credit organizations and the regulation of banking activity by the Central Bank.

Credit Organizations and Their Operations

Banks provide a wide range of banking services while non-bank credit organizations conduct only a limited number of banking operations, such as maintaining accounts and processing payments on behalf of various companies. The activities of representative offices of foreign banks are generally limited to facilitating the banking operations and representing the interests of their parent banks. Under the Banking Law, a credit organization can be created in the form of a joint stock company, a limited liability company or a company with additional liability, although in practice the latter form is not used. Applicants may be incorporated either inside or outside Russia, although, foreign applicants are subject to stricter requirements. An application for state registration of a new bank needs to be accompanied by a feasibility report regarding the future business activity of the credit organization, detailed information on the suitability of its management and certain other information. A credit organization’s application for a Central Bank license may be rejected if the submitted documents do not comply with the requirements set forth in the Banking Law and the Central Bank’s regulations, the financial or banking records of the founders of a credit organization are unsatisfactory, the proposed candidates for the executive and chief accountant positions do not meet qualification requirements and for certain other reasons. A detailed procedure for registration of, and issuance licenses to, credit organizations is established in the Central Bank Regulation No. 109-I of January 14, 2004.

The Banking Law authorizes Russian credit organizations to incorporate subsidiaries and open branches outside Russia with prior approval of the Central Bank. The opening of a representative office of a Russian credit organization outside Russia requires a notification of the Central Bank.

Acquisitions in the banking sector are subject to specific banking and antimonopoly rules. According to the Banking Law, the Central Bank must be notified of an acquisition of more than 5% of the participation interest in a credit organization by any individual or a legal entity, or a group of individuals and/or legal entities, and it must give prior consent to an acquisition of more than 20% of the participation interest in a credit organization. In addition, pursuant to the Federal Law No. 117-FZ ‘‘On Protection of Competition in the Financial Services Market’’ of June 23, 1999, acquisition of more than 10% of assets of, and more than 20% of the participation interest in, a credit organization whose charter capital exceeds the amount established by the Government (currently RR160 million, as per the Government Regulation No. 194 of March 7, 2000) requires the prior consent of the Federal Antimonopoly Service.

The Banking Law states that the following services are ‘‘banking operations’’ that require receipt of an appropriate license from the Central Bank: taking deposits from individuals and legal entities (both demand and fixed-term deposits); investing the deposited funds as a principal; opening and maintaining bank accounts for individuals and legal entities; performing settlements in accordance with the instructions of individuals and legal entities, including correspondent banks, from/to their bank accounts; cash, check, promissory note, payment document handling services and over-the-counter services provided to individuals and legal entities; sale and purchase of foreign currency (including banknotes and coins); taking deposits in precious metals and investing them; issuing bank guarantees; and processing payments in accordance with the instructions of individuals without opening bank accounts (excluding payments by post).

In addition to banking operations, credit organizations are permitted to give sureties for obligations of third parties contemplating payment in cash; to take assignments of rights to demand payment in monetary form; to perform fiduciary management of monetary funds and other assets for individuals and legal entities; to engage in operations with precious stones and metals (in accordance with the Federal Law No. 41-FZ ‘‘On Precious Stones and Precious Metals’’ of March 26, 1998 and related legislation); to lease special premises and safe deposit boxes to individuals and legal entities for document and valuables storage; to effect leasing operations; to engage in factoring operations; and to provide consulting and information services. A credit organization may enter into any other transaction in compliance with the relevant Russian legislation. Under the Banking Law, a credit organization cannot engage in manufacturing, commodities trading (excluding precious metals) or insurance activities.

Retail Banking and Protection of Depositors

The Banking Law provides that a bank may take deposits from individuals only after it has been registered for two years and admitted to the retail deposit insurance system.

The retail deposit insurance system was established recently. As of January 1, 2006, 931 banks were admitted into the retail deposit insurance system. Bank Zenit, Bank Devon-Credit and Bank Ak Bars were all accepted into the system for the insurance of deposits on November 30, 2004, December 15, 2004 and November 23, 2004, respectively.

According to the Federal Law of December 23, 2003 No. 177-FZ ‘‘On Insurance of Deposits of Individuals in Banks of the Russian Federation’’ (the ‘‘Deposit Insurance Law’’), participation in the retail deposit insurance system is subject to the following requirements: (i) the Central Bank is comfortable that the bank’s financial statements and reporting are true and accurate; (ii) the bank is in full compliance with the Central Bank mandatory ratios (capital adequacy, liquidity, etc.) which are more stringent for the banks participating in the retail deposits insurance system; (iii) the bank fully complies with the Central Bank ratios for the assessment of the quality of the bank’s capital and assets, profitability and liquidity, as well as the Central Bank’s requirements for the transparency of its ownership structure, risk management system and internal control; and (iv) the Central Bank is not conducting any enforcement actions with respect to the bank and no grounds for such enforcement actions have arisen during the Central Bank’s review of the bank’s application.

The Deposit Insurance Law provided for the creation of the Deposit Insurance Agency that is in charge of, inter alia, collecting insurance contributions, managing the funds in the mandatory insurance pools, establishing insurance premiums and monitoring insurance payments. All banks with retail banking licenses are entered into the register of the Deposit Insurance Agency.

Under the Deposit Insurance Law, which came into effect on December 27, 2003, the protection for each client is limited to RR100,000 per bank and banks are required to make quarterly payments into a deposit insurance fund. The insurance payment from the deposit insurance fund will be payable to depositors if a bank’s license has been revoked or if the Central Bank has imposed a moratorium on payments by the bank. The basis of the deposit insurance contribution is the quarterly average of daily balances of retail deposits. Standard contribution premiums cannot exceed 0.15% of the contribution basis. In certain circumstances, the premium can be increased up to 0.3% of the contribution basis, but not for more than two quarters per every 18 months. When the size of the insurance fund reaches 5% of total retail deposits of all Russian banks, all succeeding contribution premiums cannot exceed 0.05% of the contribution basis, and when the size of the insurance fund exceeds 10% of all Russian banks’ retail deposits, no contributions need to be made, but they resume once the insurance fund falls below the 10% threshold.

In response to the turmoil that the Russian banking sector experienced from April through July 2004, the Federal Law No. 96-FZ of July 29, 2004 (the ‘‘Uninsured Deposits Law’’) established a protection system for retail clients of the banks that did not participate in the retail deposit insurance system. See ‘‘Item 3—Key Information—Risk Factors—Economic Risks—Economic instability in Russia could adversely affect our business.’’ The Uninsured Deposits Law contemplates, among other things, that the Central Bank will make payments to the private depositors of insolvent Russian banks if such banks have not been admitted to the system of the insurance of private deposits prior to their bankruptcy. Under the Uninsured Deposits Law, the protection for each client is limited to RR100,000 per bank. Having made the payment to the private depositor, the Central Bank assumes its rights against the bank and receives the same priority in bankruptcy as the private depositor.

The Central Bank and Its Role

The Central Bank’s main aim is to protect the ruble against depreciation and maintain its stability. The Central Bank is also responsible for the condition and development of the Russian banking system and the regulation of banking activity in Russia. The status of the Central Bank as the banking sector regulator is determined by the Constitution of Russia and developed by the Central Bank Law.

The Central Bank Law endows the Central Bank with the power to grant licenses to, and suspend or revoke licenses of, credit organizations. Under the Central Bank Regulation No. 109-I of January 14, 2004, a newly-formed credit organization may apply for a license authorizing it to perform banking operations (other than acceptance of retail deposits) in either both rubles and foreign currencies or in rubles only, as well as a license authorizing it to take deposits in, and conduct related operations with, precious metals. Subject to compliance with applicable requirements, the Central Bank may extend the credit organization’s capacity by issuance of: (1) a license authorizing to take retail deposits in either both rubles and foreign currencies or in rubles only, and (2) a general license authorizing to perform all banking operations except for taking deposits in, and conducting related operations with, precious metals.

The Central Bank was established on July 13, 1990 as a successor to the Russian Republican Bank of Gosbank of the Union of Soviet Socialist Republics (‘‘USSR’’) (‘‘State Bank of the USSR’’). With the collapse of the USSR in 1991, the Central Bank inherited the operational facilities and resources of Gosbank of the USSR, including its subsidiaries and branches. According to the Central Bank Law, the government is not liable for the Central Bank’s obligations, nor is the Central Bank liable for the obligations of the government, unless the relevant liability has been undertaken or is required under other Russian laws. The charter capital and other assets of the Central Bank are federal property.

The Central Bank is a separate state authority and is financially independent from the Russian government. Under the Central Bank Law, the Central Bank is generally prohibited from extending loans to the federal government and regional and municipal governments for the purpose of budget deficit financing and from purchasing state securities in the primary market.

The Central Bank consists of the Moscow Head Office, including the Board of Directors, the National Banking Council (a collegial management body of the Central Bank that performs certain governing functions, such as making decisions on maximum capital expenditures of the Central Bank, distribution of its profits, appointment of its auditor and approval of its accounting rules and requirements) and central departments. The Central Bank also has a number of regional branches in the constitutive subjects of Russia (in some of the Russian republics, the Central Bank’s regional branches are called National Banks) and local branches. The Chairman of the Central Bank is nominated by the President of Russia and appointed for a fixed term of four years by the State Duma (the lower chamber of the Russian Parliament).

The Chairman of the Central Bank can be replaced under the same procedure and has the right to participate in Government meetings. Of the 12 members of the National Banking Council, two are appointed by the Federation Council (the upper chamber of the Russian Parliament) from among its members, three are appointed by the State Duma from among its deputies, three are appointed by the President and three are appointed by the Russian Government. The Chairman of the Central Bank is an ex officio member of the National Banking Council.

Under current legislation, the Central Bank has the following major functions:

Function	Summary

Issuing money and regulating its circulation	The Central Bank is the sole issuer of Russian ruble banknotes and regulates their circulation. The Central Bank plans and arranges for the printing of banknotes and the engraving of coins, establishes the rules for their transportation and storage and regulates operations with cash.

Financing/Monetary policy	The Central Bank establishes interest rates for its financings, refinances credit organizations, performs currency interventions, establishes reserve requirements for the banks, sets capital adequacy and similar ratio requirements for banks, issues its own bonds (which can be offered to credit organizations only) and trades in the secondary market for government securities.

Transactions with banks	The Central Bank renders decisions on the state registration of banks; registers securities issued by banks; extends loans to banks; maintains correspondent accounts of banks in rubles; purchases and sells Russian state securities, Central Bank bonds, certificates of deposit, precious metals and natural gems; purchases and sells foreign currencies and payment documents in foreign currencies issued by Russian and foreign banks. Unless otherwise directly provided by federal laws, the Central Bank is not permitted to participate in charter capital of banks.

Implementing the federal budget and debt service	Under the Central Bank Law, the Central Bank is prohibited from extending loans to the government in order to finance the state’s budget deficit or purchasing state securities in the primary market, unless a specific exception is created by the federal budget. However, the Central Bank acts as a placement agent with respect to domestic government securities issued by the Ministry of Finance of Russia, maintains budget accounts and acts as an agent for servicing of Russia’s domestic state debt.

Exchange control	The Central Bank regulates dealing and settlements in rubles, foreign currency operations in Russia and by Russian residents abroad, administers Russia’s gold and currency reserves and establishes the regimes for ruble and foreign currency accounts of residents and non-residents in Russia.

Licensing	The Central Bank is responsible for issuing, suspending and revoking banking licenses of credit organizations.

Function	Summary

Banking control and supervision	The Central Bank is responsible for monitoring and controlling banks’ compliance with ratios and reserve requirements that it sets. See ‘‘—Banking Supervision—Mandatory Economic Ratios.’’ The Central Bank imposes administrative sanctions for violations of banking legislation by credit organizations operating in Russia. The Central Bank sets out standards for financial, accounting and statistical reporting by credit organizations in Russia. The Central Bank appoints the temporary administration of banks that are facing insolvency.

The Central Bank is authorized to enter into transactions with credit organizations, foreign banks and the government in order to perform the functions outlined above.

The Central Bank has a number of supervisory roles (described below). However, other state authorities also regulate credit organizations in Russia. For instance, the FSFM issues licenses to banks acting as brokers, dealers or custodians in the Russian securities market. Tax authorities supervise tax assessments of banks. The Federal Antimonopoly Service controls mergers of credit organizations and acquisitions of more than 20% of voting stock in a credit organization as well as disposals of more than 10% of a credit organization’s assets.

Banking Supervision

Under the Central Bank Law and the Banking Law, the Central Bank is authorized to adopt binding regulations concerning banking and currency operations. The Central Bank has actively used this power in recent years, creating a detailed and extensive body of regulations. Some of the principal features of the supervisory regime governing banks in Russia are set out below.

Mandatory Economic Ratios

The Central Bank is authorized to introduce various capital adequacy and liquidity requirements applicable to banks. Such requirements currently exist in the form of the relevant mandatory economic ratios described in Regulation No. 110-I of the Central Bank ‘‘On the Banks’ Mandatory Economic Ratios.’’ Set out below is the system of the mandatory economic ratios which must be observed by the banks on a daily basis and regularly reported on to the Central Bank. Unless stated otherwise, all ratios described below are calculated on the basis of RAR, as formulated under the applicable Russian laws and the Central Bank regulations.

Mandatory Economic Ratios	Description	Central Bank Mandatory Economic Ratio Requirements
Capital adequacy ratio (N1)	This ratio is intended to limit the risk of a bank’s insolvency and sets requirements for the minimum size of the bank’s capital base necessary to cover credit and market risks. It is formulated as a ratio of a bank’s capital base to its risk-weighted assets.	Minimum 11% (where a bank’s capital base is below EUR5 million) and minimum 10% (where a bank’s capital base is equal or more than EUR5 million).

Mandatory Economic Ratios	Description	Central Bank Mandatory Economic Ratio Requirements
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
Instant liquidity ratio (N2)	This ratio is intended to limit the bank’s liquidity risk within one operational day. It is formulated as the minimum ratio of a bank’s highly liquid assets to its liabilities payable on demand.	Minimum 15%
Current liquidity ratio (N3)	This ratio is intended to limit the bank’s liquidity risk within 30 calendar days preceding the date of the calculation of this ratio. It is formulated as the minimum ratio of a bank’s liquid assets to its liabilities payable on demand and liabilities with terms of up to 30 calendar days.	Minimum 50%
Long-term liquidity ratio (N4)	This ratio is intended to limit the bank’s liquidity risk arising from placement of funds into long-term assets. It is formulated as the maximum ratio of the bank’s credit claims maturing in more than one year to the sum of its capital base and liabilities maturing in more than one year.	Maximum 120%
Maximum exposure to a single borrower or a group of related borrowers (N6)	This ratio is intended to limit the credit exposure of a bank to one borrower or a group of related borrowers (defined as persons who belong to the same banking or financial industrial group, are close relatives, or persons who can directly or indirectly materially influence the decisions of legal entity borrowers). It is formulated as the maximum ratio of the aggregate amount of the bank’s various credit claims against a borrower (or a group of related borrowers) to its capital base.	Maximum 25%

Mandatory Economic Ratios	Description	Central Bank Mandatory Economic Ratio Requirements
On September 10, 2004, the Central Bank issued Regulation No. 106-T recommending that Russian banks implement this exposure limit for economically related borrowers. Under Regulation No. 106-T, borrowers are considered economically related if the decline in the financial condition of one borrower affects or may affect the financial condition of the other borrower and may result in such borrower’s inability to perform its obligations to the bank (e.g., if a borrower is simultaneously a borrower of a bank and a debtor of another borrower of the bank).
To conform Russian prudential norms to the recommendations of the Basle Committee on Banking Supervision and IFRS, the Central Bank has also published a draft Regulation that establishes a 25% exposure limit for economically related borrowers (N6.1) mandatory two years after the Regulation is officially published. The official publication date has not yet been determined.
Maximum amount of major credit risks (N7)	This ratio is intended to limit the aggregate amount of a bank’s major credit risks (defined as the sum of loans to, and guarantees or sureties in respect of, one client that exceeds 5% of a bank’s capital base). It is formulated as the maximum ratio of the aggregate amount of major credit risks to a bank’s capital base.	Maximum 800%
Maximum amount of loans, bank guarantees and sureties extended by the bank to its participants (shareholders) (N9.1)	This ratio is intended to limit a bank’s credit exposure to the bank’s owners. It is formulated as the maximum ratio of the amount of loans, bank guarantees and sureties extended by the bank to its participants or shareholders, to its capital base.	Maximum 50%

Mandatory Economic Ratios	Description	Central Bank Mandatory Economic Ratio Requirements
Aggregate amount of exposure to the bank’s insiders (N10.1)	This ratio is intended to limit the aggregate credit exposure of a bank to its insiders (defined as individuals capable of influencing credit decisions). It is formulated as the maximum ratio of the aggregate amount of the bank’s credit claims against its insiders to its capital base.	Maximum 3%
Ratio for the use of the bank’s capital base to acquire shares (participation interests) in other legal entities (N12)	This ratio is intended to limit the aggregate risk of a bank’s investments in shares (participation interests) of other legal entities. It is formulated as the maximum ratio of the bank’s investments in shares (participation interests) of other legal entities to its capital base.	Maximum 25%

In addition, in May 2004, the Central Bank issued Regulation No.112-I, which outlines the mandatory economic ratios for credit organizations that issue mortgage-backed bonds. The new regulation provides that the capital adequacy (N1) ratio for such banks should be at least 14%. In addition, the new regulation details the methods of calculation of new ratios that were introduced by the Federal Law ‘‘On Mortgage-Backed Securities,’’ such as the minimum ratio of 10% for loans secured by mortgages to a bank’s capital base (N17), the minimum ratio of 100% for claims relating to principal and interest of loans secured by mortgages to the principal plus interest of issued mortgage-backed bonds (N18) and the maximum ratio of 50% for a bank’s aggregate obligations to the creditors who have priority right to satisfy their claims before holders of mortgage-backed bonds (such as a bank’s depositors) to a bank’s capital base (N19). Banks are required to comply with these special ratios from the time when the decision is taken to issue mortgage-backed bonds until the complete redemption of such bonds.

The capital base of a bank is calculated on the basis of RAR and defined in the Central Bank regulations as the aggregate amount of its main capital (including, inter alia, its statutory charter capital, paid-in capital and certain reserve and other internal funds, as well as certain amounts of profit) and additional capital (including, inter alia, revaluation surpluses, subordinated loans and certain preferred shares) decreased by certain mandatory reserves and other amounts.

Liquidity support by the Central Bank

Under the Central Bank Law and the Banking Law, the Central Bank is authorized to disburse loans and place deposits with credit organizations that meet certain requirements with respect to, among other things, financial stability, absence of overdue liabilities toward the Central Bank and the Central Bank’s ability to directly debit the credit organization’s correspondent account, in order to support such credit organizations’ liquidity position. The Central Bank’s loans are required to be either secured with a pledge of certain securities or receivables specified by the Central Bank or backed with suretyship of companies specified by the Central Bank. The interest rates on the loans offered by the Central Bank range from 0% for intra-day loans to 12% for overnight loans pursuant to the Central Bank Regulation No. 122-P of October 3, 2000, the Central Bank Regulation No. 236-P of August 4, 2003, the Central Bank Regulation No. 273-P of July 14, 2005, and the Central Bank Regulation 1643-U of December 23, 2005. The Central Bank’s deposits are placed on the basis of results of auctions arranged by the Central Bank. Such deposits may be either at fixed rates determined prior to the auction or at fixed or floating rates set during the auctions. Depending on the type of deposit offered, the Central Bank establishes specific requirements as to request forms and deposits’ amounts, terms and interest rates, pursuant to the Central Bank Regulation No. 203-P of November 5, 2002.

Capital requirements

The Central Bank sets minimum equity (charter capital) requirements for banks. Under the Central Bank Regulation No. 1346-U of December 1, 2003, the minimum capital requirement is set at EUR5 million for each newly-founded bank. Banks whose capital base falls below their charter capital are required to adjust their capital base accordingly (or, if impossible, reduce their charter capital). The procedure for reduction of banks’ charter capital to adjust the amount of their capital base is established by the Central Bank Regulation No. 1260-U of March 24, 2003.

In addition, effective from January 1, 2007, the minimum capital base (own capital) requirement for banks will be EUR5 million. However, the base capital of the existing banks may be lower than EUR5 million provided that it does not fall below the capital base of such existing banks as of January 1, 2007 (section 11.2 of the Banking Law).

Reporting requirements

Under the Central Bank Regulation No. 1376-U of January 16, 2004, routine reporting is performed by credit organizations on a daily, five-day, ten-day, monthly, quarterly, half-yearly and yearly basis; certain reporting is effected on a non-regular basis. Specific monthly reporting requirements apply to credit organizations on liquidation pursuant to the Central Bank Regulation No. 1594-U of July 14, 2004.

Under the Banking Law, banking groups (i.e., groups of credit organizations in which one credit organization, directly or indirectly, exercises substantial influence on other credit organizations within the group) and banking holdings (i.e., groups of legal entities in which one entity, which is not a credit organization, exercises substantial influence on a credit organization within the group) must regularly submit consolidated financial statements and calculations of mandatory ratios on a consolidated basis to the Central Bank.

Mandatory reserve requirements

To cover possible loan losses and currency, interest and financial risks, banks are required to comply with the Central Bank requirements for the formation of various types of mandatory reserves. The Board of Directors of the Central Bank sets particular reserve requirements from time to time. Pursuant to the Central Bank Regulation No. 1473-U of July 7, 2004 and the Central Bank Regulation No. 1456-U of June 25, 2004, banks are currently required to post mandatory reserves to be held in non-interest bearing accounts with the Central Bank in the amount equal to 3.5% in respect of funds in rubles and foreign currency attracted from individuals and entities other than non-resident banks and 2% in respect of funds in rubles and foreign currency attracted from non-resident banks. The mandatory reserves are calculated by banks in accordance with the Central Bank Regulation No. 255-P of March 29, 2004. Banks are required to promptly report to the Central Bank and its regional units after the end of each calendar month with calculation of reserves and prompt posting of additional reserves, if necessary. The Central Bank and its regional units have a right to conduct unscheduled audits of credit organizations to check their compliance with the reserves rules, to collect the non-reserved amounts from the banks’ correspondent accounts as well as to impose fines for non-compliance with the reserve requirements.

Provisioning and loss allowances

The Central Bank has put in place rules concerning creation of allowances for loan losses for loans extended by banks. Russian credit organizations are required to calculate and establish their allowances for loan losses in accordance with the Central Bank Regulation No. 254-P, dated March 26, 2004. This regulation requires credit organizations to rank their loans into five categories: quality I category (standard loans)—the absence of credit risk; quality II category (non-standard loans)—moderate credit risk; quality III category (doubtful loans)—considerable credit risk; quality IV category (problem loans)—high credit risk; quality V category (bad loans)—absence of probability that the loan will be repaid. The allocation of the loan into a particular group should be made on the basis of a professional judgment. The range of loans that must be provided for includes rights assigned under contracts, mortgages acquired in the secondary markets, claims relating to the purchase of financial assets with deferred payment, rights under repo contracts (if such repo contracts are concluded in respect of unlisted securities) and some other operations. Loans classified as category I loans (standard loans) need not be provided for. Category II through V loans entail the following provisions, respectively: (i) 1% to 20%; (ii) 21% to 50%; (iii) 51% to 100%; and (iv) 100%.

The Central Bank has also established rules for creation of allowances for possible losses, other than loan losses, which may include losses from investments in securities, funds held in correspondent accounts of other banks, contingent liabilities, and forward and other transactions. The Central Bank Regulation No. 283-P of April 28, 2006 requires banks to place such assets and operations into one of five risk groups reflecting the following situations: (i) no real or potential threat of loss; (ii) moderate potential threat of loss; (iii) serious potential or moderate real threat of loss; (iv) significant potential as well as moderate real threat of losses or significant real threat of partial loss; and (v) value of the particular type of asset or operation will be fully lost. Banks are then required to provide allowances for each type of asset or operation in the amounts corresponding to the amounts of possible losses but within the following framework established by the Central Bank for each risk group indicated above, respectively: (i) 0%; (ii) 1% to 20%; (iii) 21% to 50%; (iv) 51% to 100%; and (v) 100%. Banks must report to the Central Bank on the amounts of created non-loan allowances on a monthly basis. The Central Bank and its regional units are responsible for monitoring the compliance of banks with these rules.

Pursuant to the Central Bank Regulation No. 1584-U of June 22, 2005, mandatory allowances must also be created for operations with residents of certain off-shore jurisdictions in the amounts of 25% or 50% depending on the jurisdiction involved.

Regulation of currency exposure

In its Regulation No. 124-I of July 15, 2005, the Central Bank established rules regarding exposure of banks to foreign currency and precious metals (collectively, ‘‘currency exposure’’). Currency exposure is calculated with respect to net amounts of balance sheet positions, spot market positions, forward positions, option positions and positions under guarantees, suretyship and letters of credit. Open currency position is calculated as the sum of all these net amounts. Such exposure is calculated for each currency and each precious metal, and then recalculated into rubles in accordance with the official exchange rates and the Central Bank’s prices for precious metals.

The Central Bank has established that at the end of each operational day the total amount of all long or short currency positions shall not exceed 20% of the bank’s capital base. At the same time, at the end of each operational day the long or short position with respect to one particular currency or precious metal shall not exceed 10% of the bank’s capital base.

Accounting and auditing practices

Pursuant to the Central Bank Regulation No. 205-P dated December 5, 2002, financial statements of credit organizations must be prepared in accordance with RAR. Pursuant to the Central Bank Regulation No. 1363-U dated December 25, 2003, credit organizations are required to submit their financial statements to the territorial institutions of the Central Bank for the period from January 1 to December 31 prior to July 1 of the following year.

Pursuant to the Central Bank Letter No. 19-T dated February 10, 2006, credit organizations must also prepare financials statements in accordance with IFRS on the basis of financial statements prepared in accordance with RAR and submit them to the Central Bank prior to July 1 of the following year.

Annual audits of credit organizations must be carried out by a licensed auditing company under Russian auditing standards applicable to credit organizations.

Insolvency of Credit Organizations

Petition to the Central Bank for License Revocation

Under the Federal Law No. 40-FZ on ‘‘Insolvency (Bankruptcy) of Credit Institutions’’ dated February 25, 1999, as amended (the ‘‘Bank Insolvency Law’’), if a credit organization cannot satisfy creditors’ claims within 14 days of when they come due, the following persons may petition the Central Bank (the ‘‘License Revocation Petition’’) to revoke the credit organization’s license:

•	the credit organization;

•	its creditors; and

•	the Federal Tax Service.

Under the Banking Law, the Central Bank must revoke a license of a credit organization if:

•	the credit organization’s capital adequacy ratio falls below 2% in accordance with Russian standards;

•	the credit organization’s capital base is less than the minimum nominal charter capital requirement established by the Central Bank;

•	the credit organization fails to adjust its capital base and nominal charter capital within 45 days of the Central Bank’s request; or

•	the credit organization fails to satisfy the monetary claims of its creditors, including taxes and other mandatory payments, in the aggregate amount of at least RR100,000 within 14 days of when they come due.

Under the Banking Law, the Central Bank may revoke the license of a credit organization if:

•	the information upon which the license was issued is false;

•	the credit organization fails to begin operations within one year of the date of issuance of the license;

•	the credit organization discloses required information that is materially false;

•	the credit organization fails to submit its monthly report to the Central Bank within 15 days of when it is due;

•	the credit organization fails to submit information that must appear in the state register of legal entities;

•	the credit organization conducts banking operations for which it does not hold a license (including cases when a single banking operation was conducted);

•	the credit organization’s activities do not comply with Banking Law where, in the past year, it was subject to corrective measures imposed by the Central Bank;

•	the credit organization does not follow court decisions regarding the payment of funds from its clients’ accounts;

•	a credit organization that manages assets involved in a mortgage-backed securities transaction fails to comply with the requirements of the Federal Law No. 152-FZ ‘‘On Mortgage Backed Securities’’ of November 11, 2003; or

•	the temporary administration appointed to manage a credit organization pursuant to the Bank Insolvency Law requests the revocation of the license.

Consequences of the Central Bank Decision on License Revocation

If, in response to the License Revocation Petition, the Central Bank revokes the credit organization’s license, any of the following entities can petition an arbitrazh court to declare the credit organization insolvent (the ‘‘Insolvency Petition’’):

•	the credit organization;

•	its creditors;

•	the Federal Tax Service; and

•	the Central Bank.

Similarly, if the Central Bank fails to respond to the License Revocation Petition within two months of its submission, such persons can then file an Insolvency Petition to the arbitrazh court. If the Central Bank rejects the License Revocation Petition, it may be liable for any losses a creditor incurs as a result of the non-revocation of the license. Upon revocation of the credit organization’s license, the Central Bank must appoint a temporary administration for the credit organization if such temporary administration is not already in place. The appointment of the temporary administration lasts until the appointment of a receiver. See ‘‘—Appointment of a Receiver.’’ Additionally, upon revocation of the credit organization’s license, the credit organization may not enter into new transactions or perform transactions pursuant to existing obligations except in the limited cases set forth under the Banking Law.

A local periodical must publish information on an arbitrazh court’s judgment on the Insolvency Petition. Such publication sets forth, among other things, the time frame for the acceptance and satisfaction of creditors’ claims.

Insolvency Proceedings

After hearing an Insolvency Petition, the arbitrazh court may declare the credit organization insolvent if its assets are insufficient to satisfy its creditors’ claims at any time.

Upon such a declaration, a moratorium on payments to existing creditors takes effect, and the credit organization may perform its contracts only according to the ranking of claims set forth under the Bank Insolvency Law and the Insolvency Law.

Appointment of a Receiver

After the arbitrazh court declares a credit organization insolvent:

•	if the credit organization did not hold a retail banking license, the court appoints a Central Bank -accredited receiver;

•	if the credit organization held a retail banking license, the Deposit Insurance Agency acts as the receiver.

Upon its appointment, the receiver assumes the management of the credit organization’s operations. The receiver’s appointment is initially for one year but may be extended by law for a further six-month period and, in practice, for a longer period.

The receiver’s functions include:

•	analysis of the credit organization’s financial standing;

•	valuation of its assets;

•	identification of its creditors and providing them with notice of the credit organization’s insolvency;

•	identification of debtors and requesting performance of their obligations to the insolvent credit organization; and

•	other functions as set forth under the Bank Insolvency Law.

The receiver reports to a committee of creditors and to the Central Bank, subject to supervision by an arbitrazh court.

Invalidation of Transactions and Refusal to Perform Obligations

Under the Bank Insolvency Law, the receiver or any creditor may invalidate transactions:

•	entered into within three years before the appointment of the temporary administration; and

•	the terms and conditions of which are significantly less favorable to the credit organization than those of a similar transaction entered into under comparable circumstances.

In addition, under the Bank Insolvency Law, the receiver may refuse to perform any transaction that results in losses to the credit organization where a similar transaction would not ordinarily result in such losses.

The transactions may also be invalidated pursuant to the Federal Law No. 127-FZ on ‘‘Insolvency (Bankruptcy)’’ dated October 26, 2002, as amended. Particularly, the receiver or a creditor can invalidate a transaction entered into within six months prior to initiation of bankruptcy proceedings if such transaction would lead to the preferential satisfaction of claim of one creditor over other creditors.

Priority of Claims

Under the Bank Insolvency Law and the Insolvency Law, the claims of creditors of a credit organization rank in the following order of priority:

•	claims related to the administration of insolvency proceedings, including salaries of personnel involved in insolvency proceedings, utilities bills, legal expenses and other payments;

•	first priority claims, including:

-	claims in tort for damages in respect of physical persons’ life or health, as well as moral damages;

-	claims of retail depositors and individuals holding current accounts (except for individual entrepreneurs);

-	claims of the Deposit Insurance Agency in respect of deposits and current accounts transferred to it pursuant to the Deposit Insurance Law; and

-	claims of the Central Bank relating to the Central Bank payments to retail depositors of insolvent credit organizations that are not participants in the deposit insurance system;

•	claims under employment contracts and other social benefits and copyright claims;

•	claims secured by a pledge of the credit organization’s assets. Any residual claims of secured creditors that remain unsatisfied after the sale of such collateral rank pari passu with claims of unsecured creditors;

•	claims of all other creditors except for claims of subordinated creditors; and

•	claims of subordinated creditors.

Claims of each category of creditors must be satisfied in full before claims of the next category may be considered.

Completion of Insolvency Proceedings

Upon the collection of debts and satisfaction of claims, to the extent possible, the receiver submits a report to the arbitrazh court, which in turn extends or closes the insolvency proceedings.

Other banking laws and regulations

Credit Histories

In December 2004, the Federal Law ‘‘On Credit Histories’’ was passed. This law provides for the establishment of ‘‘credit bureaus’’ that will maintain a database of borrowers’ credit histories. The law requires all credit organizations, starting from September 1, 2005, to provide at least one credit bureau with the credit histories of all borrowers that have consented to the distribution of their credit histories. The borrower’s credit history will consist of both public and confidential parts and must include, among other facts, information on the borrower’s outstanding debt and interest on it, the terms of repayment and any legal proceedings involving the borrower in respect of loans and credits. The borrower’s credit history may be distributed to a third party who obtained the borrower’s consent, which is valid within one month from the date thereof. The general catalog of credit histories is maintained by the Central Bank and includes cover pages of all credit histories and credit bureaus that maintain the respective credit histories. The credit bureaus are supervised by the FSFM. Following enactment of the new law, a number of credit bureaus have been established.

Capital Markets Transactions

According to the Central Bank Law, state registration of all securities issued by credit organizations is conducted by the Central Bank. The Central Bank Regulation No. 128-I dated March 10, 2006 provides that the following securities issuances are subject to registration with the Moscow Head Office of the Central Bank:

•	share issuances of credit organizations with the charter capital not less than RR1 billion;

•	share issuances of credit organizations with foreign participation interest exceeding 50%, including issuances of credit organizations with participation interests of individuals and legal entities from the CIS;

•	bond issuances of credit organizations for the amount not less than RR1 billion;

•	securities issuances carried out in the course of reorganization of credit organizations; and

•	issuances of option certificates.

All other securities issuances of credit organizations are registered with the territorial departments of the Central Bank.

The FSFM is the regulator for Russian banks as brokers, dealers or securities custodians on the Russian market. The FSFM also acts as the supervisory and control authority for all professional market participants, including banks, with respect to their compliance with Russia’s securities laws and regulations. To act as a securities broker or dealer or to provide custody services (other than when acting as a paying agent) a Russian bank or credit organization must obtain appropriate licenses issued by the FSFM.

Currency Control

The Currency Law is generally aimed at the gradual liberalization of Russian currency control regulations, but at the same time, it introduces new forms of currency control (such as the placement of mandatory deposits and the use of special accounts). The Currency Law provides for most of the current restrictions to remain effective until January 1, 2007. Under the Currency Law, instead of the use of transaction specific licenses, the Government and the Central Bank may establish a general regime for the use of foreign currency applicable to all market participants. With respect to certain currency operations, residents and non-residents may be subject to mandatory deposit requirements in the amount of either up to 100% of the amount of the operation for a period of up to 60 days or up to 20% for a period of up to one year (excluding export/import operations for which other rules may apply). In addition, the Central Bank may require residents and non-residents to carry out certain operations through special accounts in addition to the above mandatory deposit requirements. In particular, settlements between residents and non-residents in relation to loans in foreign currency and rubles, as well as securities, non-banking operations of banks and conversion operations may be covered by such special accounts and mandatory reserve requirements (however, conversion restrictions may not be imposed on authorized banks). Furthermore, the Central Bank retains the right under the Currency Law to introduce currency controls applicable to the banking operations of credit organizations.

The Central Bank has issued some regulations that introduce currency controls, such as rules with respect to opening offshore bank accounts. Effective from July 2006, the Central Bank requirements to use special-purpose accounts and deposit mandatory reserves in connection with loans, operations with securities and residents' offshore Bank accounts will be abolished.

Under the Currency Law, restrictive measures are to be implemented by the Central Bank and/or the Government in light of economic circumstances to prevent a substantial reduction in Russia’s gold and foreign exchange reserves, to neutralize currency rate swings and to secure a stable payment balance in Russia. Accordingly, such restrictions should not be implemented or extended unless the Russian economy is in decline, but the criteria for the introduction of such restrictive measures are sufficiently broad so to allow the Central Bank and the Russian Government significant discretion as to their implementation.

Anti-Money Laundering

In August 2001, the Federal Law ‘‘On Combating the Legalization (Laundering) of Income Obtained by Criminal Means’’ (the ‘‘Anti-Money Laundering Law’’) was adopted to comply with the requirements of the Financial Action Task Force on Money Laundering (‘‘FATF’’). The Anti-Money Laundering Law came into effect on February 1, 2002. Credit organizations are required to comply with the provisions of the Anti-Money Laundering Law relating to, among other things, the development of appropriate internal standards and procedures, client identification, control over client operations and reporting of suspicious activities.

One of the main obligations of banks under the Anti-Money Laundering Law is the control function that involves identification of banks’ clients, information gathering with respect to client’s operations and reporting of specific operations to the Federal Service for Financial Monitoring, the anti-money laundering authority in Russia. The Anti-Money Laundering Law requires that banks control any operations with money or other property if the sum of such operation is equal to or exceeds RR600,000 (or its equivalent in foreign currencies) when such operation involves any of the following: cash transactions, transactions when one of the counter-parties is resident or has a bank account in a country that does not participate in international efforts to combat money-laundering (which generally corresponds to the ‘‘black list’’ issued by FATF), making certain bank deposits that do not identify beneficiaries, and other similar transactions involving precious stones, precious metals and other property. In addition, banks are required to control any operation involving any individual or organization that is known to participate in terrorist activities and any legal entity controlled by them or their agents. If bank officers suspect that an operation is conducted in order to legalize any funds received as a result of illegal activity or to finance terrorist activities, they are required to report such operations whether or not they qualify as controlled operations. Banks are not allowed to inform clients that transactions are being reported to the Federal Service for Financial Monitoring.

Selected Statistical Information

Average balance sheets and interest rates

The following table shows major assets and liabilities as at December 31, 2004, 2003 and 2002, together with their respective interest amounts and rates earned or paid during 2004, 2003 and 2002 by Bank Zenit.

	Average balance(1)			Interest income/expense			Average yield/rate
	2004	2003	2002	2004	2003	2002	2004	2003	2002
	(in RR millions)						(%)
Interest earning assets
Cash and cash equivalents	4,361	1,664	967	11	8	25	0.3	0.5	2.6
Due from other banks	1,709	1,150	1,919	105	72	151	6.1	6.3	7.9
Trading and available-for-sale securities(2)	4,632	2,722	2,414	545	332	353	13.0	12.2	14.6
Loans and advances to customers(3)	21,848	18,348	9,600	2,708	2,061	1,491	12.4	11.2	15.5
Total interest earning assets	32,549	23,884	14,900	3,369	2,473	2,020	10.4	10.3	13.2
Cash and cash equivalents	4,311	3,227	1,054
Mandatory cash balances with the Central Bank	1,134	1,397	1,171
Other non-interest bearing assets	440	626	1,415
Intercompany balances, net	1,071	1,465	2,372
Total assets	39,505	30,599	20,912

	Average balance(1)			Interest income/expense			Average yield/rate
	2004	2003	2002	2004	2003	2002	2004	2003	2002
	(in RR millions)						(%)
Liabilities and shareholders' equity
Interest bearing liabilities
Customers deposits	9,311	7,019	4,022	579	545	512	6.2	7.8	12.7
Due to other banks(4)	5,909	2,953	3,154	293	177	108	5.0	6.0	3.4
Other borrowed funds	498	533	403	36	9	2	7.2	1.7	0.5
Securities issued by the bank	7,707	6,596	4,596	775	582	421	10.1	8.8	9.2
Eurobonds issued	2,954	2,915	—	301	159	—	9.3	5.5	—
Total interest bearing liabilities	26,379	20,016	12,175	1,984	1,473	1,043	7.5	7.4	8.6
Demand deposits(5)	3,594	4,052	4,097
Other non-interest bearing liabilities	102	552	447
Intercompany balances, net	3,722	1,512
Total liabilities	33,796	26,132	16,719
	5,709	4,467	4,193
Shareholders' equity	39,505	30,599	20,912
Total liabilities and shareholders’ equity
Net interest income				1,430	1,000	977
Interest spread							2.8	2.9	5.0
Net yield on interest earning assets							4.3	4.2	6.6
Interest earning assets to interest bearing liabilities							123.4	119.3	122.4

(1)	Average balances are based only on the respective year-end data.

(2)	Including available-for-sale securities amounting to RR287 million in 2004.

(3)	Loans and advances to customers include overdue and non-accruing loans, net of provisions for loan impairment. See ‘‘—Provisions for loan impairment’’ below.

(4)	Including correspondent accounts amounting to RR1,570 million, with a 0.6% average yield and interest income amounting to RR10 million. Correspondent accounts were not significant in 2003 and 2002.

(5)	Including legal entities accounts amounting to RR2,966 million, with a 0.2% average yield and interest income amounting to RR4.46 million. Legal entities accounts were not significant in 2003 and 2002.

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

The tables below summarize the effective average period-end interest rates, by major currencies, for monetary financial instruments outstanding as at December 31, 2004, 2003 and 2002. The analysis has been prepared for the various instruments using period end contractual rates.

	2004		2003		2002
	U.S.$	RR	U.S.$	RR	U.S.$	RR
	(in millions)
Assets
Cash and cash equivalents	0.9	2.9	0.3	0.3	0.7	0.9
Trading securities	7.5	10.9	6.5	15.3	8.1	12.7
Available-for-sale securities	—	—	—	6.7	—	8.2
Due from other banks	4.3	7.4	1.8	5.4	1.5	13.2
Loans and advances to customers	11.1	13.8	11.8	14.2	14.0	18.3
Liabilities
Due to other banks	5.4	9.4	6.4	5.5	7.0	4.0
Customer term accounts	5.7	6.5	6.0	8.8	5.8	12.0
Securities issued by Bank Zenit	6.2	9.0	7.9	10.1	8.0	10.0
Eurobonds issued	9.3	8.7	9.3	—	—	—
Other borrowed funds	9.1	—	6.8	—	11.1	—

Trading securities

The following table sets forth the book value of trading securities as at December 31, 2004, 2003 and 2002:

	December 31,
	2004	2003	2002
	(in RR millions)
Ruble denominated securities
Corporate bonds	2,878	656	334
Promissory notes	630	558	273
Municipal bonds	1,243	67	158
Corporate shares	215	61	19
Federal loan bonds (OFZ)	125	—	3
Tatneft bonds	330	15	79
Tatneft shares	239	190	—
U.S. dollar and other foreign currency denominated securities
Corporate Eurobonds	303	713	521
Russian Federation Eurobonds	138	197	76
Vnesheconombank (‘‘VEB’’) 3% coupon bonds	20	50	15
Ukraine bonds (in Ukrainian grivna)	63	—	—
U.S. dollar-denominated securities sold under repurchase agreements
Tatneft ADRs	—	—	754
Russian Federation Eurobonds	57	138	—
VEB 3% coupon bonds	—	—	307
Corporate Eurobonds	542	—	—
Total trading securities	6,783	2,645	2,539

Corporate bonds held at December 31, 2004 consist of ruble-denominated bonds issued by large Russian companies engaged primarily in the telecommunications, food manufacturing and trading, finance and investment and chemical industries and maturing from January 2005 to November 2009. The annual coupon rates on these securities range from 7.6% to 20.5%, and yields to maturity from 7.7% to 15.3%.

Promissory notes held at December 31, 2004 are ruble-denominated promissory notes of major Russian companies engaged primarily in energy, manufacturing and banking purchased at a discount to nominal value and maturing from January 2005 to November 2005. Average yield to maturity on these promissory notes was 12.0%.

Municipal bonds held at December 31, 2004 are ruble-denominated bonds issued by the Moscow government, the Yaroslavl and Irkutsk Territory administrations and the Samara administration. Bank Zenit’s portfolio of municipal bonds matures from July 2006 to July 2014. The annual coupon rate on these bonds is 10.0-12.5%, and yield to maturity is 7.9-11.6%.

Corporate shares noted above include quoted equity shares of Gazprom and Sberbank.

Corporate Eurobonds held at December 31, 2004 are U.S. dollar-denominated and other currency denominated securities issued by Russian and Kazakh companies and banks and are freely tradable internationally. The annual coupon rates on the corporate Eurobonds vary from 7.1% to 10.5%. The corporate Eurobonds mature from April 2005 to April 2034, and the average yields to maturity vary from 5.2% to 11.5%.

VEB bonds held at December 31, 2004 are U.S. dollar-denominated securities that are commonly referred to as ‘‘MinFin bonds.’’ The bonds are purchased at a discount to nominal value and carry an annual coupon of 8.8%. The bonds mature in July 2005, and have a yield to maturity of 3.4%.

Russian Federation Eurobonds held at December 31, 2004 are U.S. dollar-denominated securities. These bonds are purchased at a discount to nominal value and carry an annual coupon of 3%. The bonds mature from November 2007 to May 2008, and have a yield to maturity of 4.5-5.3%.

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

All trading securities are included in the ‘‘on demand and less than one month’’ category, as the nature of the portfolio is that of a trading portfolio and Bank Zenit believes that this is a more accurate portrayal of its liquidity position.

As at December 31, 2004 there were no holdings of securities of an individual issuer that exceeded 10% of Bank Zenit’s shareholders’ equity.

Available-for-sale securities

The following table summarizes the book value of available-for-sale securities as at December 31, 2004, 2003 and 2002:

	December 31,
	2004	2003	2002
	(in RR millions)
Ruble-denominated securities
Promissory notes	—	275	532
Corporate shares	—	7	727
Corporate bonds	317	—	50
Total available-for-sale securities	317	282	1,309

Corporate shares held at December 31, 2004 include unquoted shares of Russian companies owned by Bank Zenit through other companies that hold the legal title for those shares.

Loans and advances to customers

Bank Zenit’s loans and advances to customers as at December 31, 2004, 2003 and 2002 are as follows:

	December 31,
	2004	2003	2002
	(in RR millions)
Current loans	26,051	18,595	11,203
Overdue loans(1)	485	465	623
Less: Provision for bad and doubtful debts	(1,015)	(712)	(947)
Total loans and advances to customers	25,521	18,348	10,879

(1)	Loans are classified as overdue when principal repayments are past their contractual due date.

Analysis of Loans to Customers by Type of Customer

Economic sector risk concentrations within the customer loan portfolio as at December 31, 2004, 2003 and 2002 are summarized in the table below.

	December 31,
	2004		2003		2002
	Amount	% of total customers loan portfolio	Amount	% of total customers loan portfolio	Amount	% of total customers loan portfolio
	(in RR millions)
Trade, retail and food	11,945	45	9,076	47	5,731	49
Manufacturing	4,737	18	3,268	17	3,108	26
Finance	3,739	14	2,420	13	702	6
Oil and gas	1,996	8	1,345	8	328	3
Construction(1)	1,293	5	—	—	—	—
Agricultural	860	3	1,512	8	715	6
Individuals	307	1	242	1	133	1
Other(2)	1,659	6	1,197	6	1,108	9
Total loans and advances to customers (aggregate amount)	26,536	100	19,060	100	11,825	100

(1)	The construction sector was not significant as at December 31, 2003 and 2002.

(2)	Including the primary production sector, accounting for RR107 million as at December 31, 2004 and the telecommunications sector, accounting for RR50 million as at December 31, 2004. The share in other sectors of the primary production and the telecommunications sectors was not significant as at December 31, 2003 and 2002.

Lending Concentrations

As at December 31, 2004, Bank Zenit’s banking operations had seven borrowers with aggregated loan amounts above RR500 million. The aggregate amount of these loans was RR4,671 million or 18% of the loan portfolio.

Analysis of Loans to Customers by Maturity and Geography

The following table summarizes loans and advances to customers at December 31, 2004, by maturity.

	Demand and less than 1 month	From 1 to 6 months	From 6 to 12 months	More than 1 year	Overdue	Total
	(in RR millions)
Loans and advances to customers (net)	3,934	10,960	2,859	7,549	220	25,521

As at December 31, 2004, the majority of loans and advances to customers have been issued to customers located in Russia, except for RR1,907 million of loans to foreign borrowers.

Provisions for Loan Impairment

Provisioning policy

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

Movements in loan impairment provisions

The following table shows movements in loan impairment provisions for each of the three years ended December 31, 2004, 2003 and 2002.

	Year Ended December 31,
	2004	2003	2002
	(in RR millions)
Loan impairment provision at January 1	741	947	1,061
Charge for loan impairment during the year	284	(235)	25
Effect of inflation	(10)	—	(139)
Loan impairment provision at December 31	1,015	712	947

In addition, a further RR8 million (RR1 million in 2003) of loan impairment provisions is held in respect of amounts due from banks as of December 31, 2004.

Summary of loan impairment provisions by economic sector.    The following table summarizes loan impairment provisions on loans to customers by economic sector as at December 31, 2004, 2003 and 2002.

	Year Ended December 31,
	2004		2003		2002
	Amount (in RR millions)	% of total loan impairment provision	Amount (in RR millions)	% of total loan impairment provision	Amount (in RR millions)	% of total loan impairment provision
Trade, retail and food	559	55	407	58	488	52
Manufacturing	172	17	104	15	102	11
Finance	69	7	37	5	20	2
Construction(1)	49	5
Oil and gas	43	4	37	4	101	11
Agricultural	40	4	58	8	104	11
Individuals	19	2	14	2	—	—
Other(2)	64	6	55	8	132	14
Total loan impairment provisions	1,015	100	712	100	947	100

(1)	The loan portfolio of the construction sector was not significant as at December 31, 2003 and 2002.

(2)	Including the primary production sector, accounting for RR29 million as at December 31, 2004 and the telecommunications sector, accounting for RR1 million as at December 31, 2004. The share in other sectors of the primary production and the telecommunications sectors was not significant as at December 31, 2003 and 2002.

Funding

The main sources of Bank Zenit’s funding are deposits from corporate clients and other banks, promissory notes and other debt securities issued by Bank Zenit and inter-bank borrowings.

Customer Accounts

The following table summarizes customer deposit accounts as at December 31, 2004, 2003 and 2002.

	Year Ended December 31,
	2004	2003	2002
	(in RR millions)
State and public organizations
Current/settlement accounts	417	148	117
Term deposits	14	33	—
Other legal entities
Current/settlement accounts	6,847	3,464	3,052
Term deposits	8,863	4,152	3,178
Individuals
Current/demand accounts	816	439	383
Term deposits	3,824	2,835	1,921
Total customer accounts	20,781	11,071	8,651

Other borrowed funds

The following table summarizes borrowed funds by type as at December 31, 2004, 2003 and 2002.

	As of December 31,
	2004	2003	2002
	(in RR millions)
Syndicated loan from non-residents	455	483	—
Term borrowings from shareholders	—	50	54
Total other borrowed funds	455	533	54

In June 2003, Bank Zenit entered into a credit facility agreement with WestLB AG (‘‘WestLB’’) in the amount of U.S.$125 million, bearing interest at 9.25%, payable semi-annually. Simultaneously, WestLB issued U.S.$125 million of 9.25% notes due in June 2006. WestLB loaned the proceeds from this issuance to Bank Zenit under the credit facility agreement. Payments made by Bank Zenit under the credit facility agreement fund WestLB’s payment obligations under the notes. As part of this series of transactions, Bank Zenit has guaranteed the obligations of WestLB under the notes.

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

Competition

The Russian market for financial and banking services is also highly competitive. Although the Russian banking industry is dominated by a few Moscow-based banks, according to the Central Bank, 1,238 banks and other non-bank credit organizations were licensed to conduct banking transactions in

Russia as of April 1, 2006. The total assets of banks in Russia were RR10.4 trillion and the twenty largest banks accounted for 62.6% of all banking sector assets (under RAR) in Russia. Due to the large number of banks in Russia and the varying focuses of many of those banks, Bank Zenit faces competition from different banks in each of the business sectors and various regions of Russia in which it operates. In the corporate banking sector, Bank Zenit’s primary competitors are Alfa Bank, MDM Bank and OAO Uralsib Bank. In the investment banking sector, Bank Zenit’s primary competitors are Alfa Bank, MDM Bank and Investment Bank ‘‘Trust.’’ In the private banking sector, Bank Zenit’s primary competitors are Financial Corporation NIKoil, Rosbank, Alfa Bank, ING Bank (Eurasia) ZAO and Raiffeisen Bank Austria LLC. Currently, we do not view Bank Zenit as having a competitive position in the Russian retail banking sector. Russian banks expect to face increased competition as a result of recent and proposed Russian banking reforms, which are likely to facilitate further entry of experienced international banks into the Russian market. In addition, many of our banking competitors possess greater resources, both in terms of assets and business volume, and have better access to funding, making them less vulnerable to economic downturns.