Form 20-F
period 2005-12-31
O A O TATNEFT
filed 2006-11-13
CIK 1058255

As filed with the Securities and Exchange Commission on November 10, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

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

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, nominal value 1 Russian ruble per share

Global Depositary Shares (‘‘GDSs’’) each representing 20 Ordinary Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares, nominal value 1 Russian ruble per share(1)	2,178,690,700
Preferred Shares, nominal value 1 Russian ruble per share	147,508,500

(1)	Including 178,440,892 Ordinary Shares held in treasury as of December 31, 2005. Under Russian law, shares held by subsidiaries may vote and receive dividends.

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

ii

EXPLANATORY NOTE

The filing of this annual report on Form 20-F has been delayed due to the late finalization of our U.S. Generally Accepted Accounting Principles (‘‘U.S. GAAP’’) financial statements for the year ended December 31, 2005.

Our annual report on Form 20-F for the year ended December 31, 2004 was filed with the U.S. Securities and Exchange Commission (the ‘‘SEC’’) on June 26, 2006. The late filing of our annual report on Form 20-F for the year ended December 31, 2004 resulted from the late filing of our annual report on Form 20-F for the year ended December 31, 2003, which was filed with the SEC on July 14, 2005. The late filing of our annual report on Form 20-F for the year ended December 31, 2003 was caused by an investigation of certain transactions identified by our independent auditor, Ernst & Young LLC (‘‘Ernst & Young’’), in the course of the audit of our U.S. GAAP financial statements for the year ended December 31, 2003.

As Ernst & Young conducted the audit for the year ended December 31, 2003, they identified weaknesses in our control environment and certain transactions the nature and business purposes of which were not immediately apparent. Ernst & Young notified the Audit Committee of the Board of Directors (the ‘‘Audit Committee’’) and advised them to retain independent counsel to conduct an investigation of these transactions. Our Audit Committee retained Kennedys, an English law firm (‘‘Kennedys’’), as its independent legal counsel to conduct the investigation. Based on the documentation, information and evidence obtained by it, Kennedys’ investigation, completed in April 2005, found no evidence of fraud but also found that our control environment (including our maintenance of books and records and internal controls) was inadequate under the applicable requirements of the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’).

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

INTRODUCTION

This annual report on Form 20-F includes audited consolidated financial statements of OAO Tatneft (‘‘Tatneft’’) and its consolidated subsidiaries (together with Tatneft, the ‘‘Group’’) as at December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005. These financial statements have been prepared in accordance with U.S. GAAP.

On December 31, 2005, the official ruble/U.S. dollar exchange rate reported by the Central Bank of the Russian Federation (the ‘‘Central Bank’’) was U.S.$1.00 = RR28.78. On November 10, 2006 the official ruble/U.S. dollar exchange rate reported by the Central Bank was U.S.$1.00 = RR26.70. The Federal Reserve Bank of New York does not report a noon buying rate for rubles. In providing an exchange rate, we do not represent that ruble amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate on that or any other date. See ‘‘Item 3—Key Information—Exchange Rates.’’

Our records and financial statements for Russian purposes are prepared in accordance with the Regulations on Accounting and Reporting of the Russian Federation (‘‘RAR’’). RAR differ in significant respects from U.S. GAAP, and financial statements prepared in accordance with RAR are not included in this annual report.

Unless the context otherwise requires, in this annual report all references to the ‘‘Company’’ or ‘‘Tatneft’’ are to OAO Tatneft, and all references to ‘‘we,’’ ‘‘us’’ or ‘‘our’’ are to Tatneft and its consolidated subsidiaries and references to ‘‘you’’ or ‘‘your’’ are to holders of our GDSs.

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

This annual report contains information concerning our oil reserves derived from the reports of Miller and Lents, Ltd., oil and gas consultants based in Houston, Texas (‘‘Miller and Lents’’), dated May 28, 2004 and March 20, 2006, incorporated by reference from our reports on Form 6-K furnished to the SEC on July 23, 2004 and March 28, 2006, respectively, and the report issued on September 26, 2006, filed as an exhibit to this annual report on Form 20-F (see ‘‘Exhibit 15.1—Report of Reserve Consultants, Miller and Lents, Ltd., dated September 26, 2006’’) (the ‘‘Revised Reserves Report’’) (collectively, the ‘‘Reserves Reports’’). While the Reserves Reports have been prepared as set out in the definitions contained in SEC Regulation S-X, Rule 4-10(a), they are based on economic assumptions that may prove to be incorrect. For a detailed description of factors and assumptions affecting oil and natural gas reserves estimates, see ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Oil Industry—The crude oil and natural gas reserves data in the Reserves Reports are only estimates and are inherently uncertain, and our actual production, revenues and expenditures with respect to our reserves may differ materially from these estimates.’’ Our oil reserves could be further revised, as the economic assumptions on which the Reserves Reports are based may prove to be incorrect. In addition, the Russian economy is more unstable and subject to more significant and sudden changes than the economies of many other countries and, therefore, economic assumptions in the Russian Federation are subject to a high degree of uncertainty. Readers should not place undue reliance on the forward-looking statements in the Reserves Reports, on the ability of the Reserves Reports to predict actual reserves or on comparisons of similar reports concerning companies established in countries with more mature economic systems. As indicated in the Revised Reserves Report, the reserves information is based on the reserves of approximately 120 developed and producing and six undeveloped oil fields covered by exploration, production or combined exploration and production licenses as of January 1, 2006. Reserves data as of January 1, 2006 present the same reserves and net cash flow as if the as of date used was December 31, 2005.

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

This list of important factors is not exhaustive; when relying on forward-looking statements to make decisions with respect to our GDSs, investors and others should carefully consider the foregoing factors and other uncertainties and events, especially in light of the difficult political, economic, social and legal environment in which we operate. Such forward-looking statements speak only at the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. We do not make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario.

PART I

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Item is not applicable.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

This Item is not applicable.

ITEM 3—KEY INFORMATION

SELECTED FINANCIAL DATA

The selected financial data set forth below is derived from the consolidated financial statements of Tatneft for each of the years in the five-year period ended December 31, 2005. The financial statements for the year ended December 31, 2005 and the financial statements for each of the years in the two-year period ended December 31, 2002 have been audited by PricewaterhouseCoopers, independent auditors. The financial statements for the years ended December 31, 2004 and 2003 have been audited by Ernst & Young, independent auditors. The selected financial data as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the notes thereto included elsewhere in this annual report. The information below should also be read in conjunction with ‘‘Item 5—Operating and Financial Review and Prospects.’’

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

As measured by Russia’s consumer price index, annual inflation in Russia was 10.9%, 11.7%, 12%, 15.1% and 18.8% in 2005, 2004, 2003, 2002 and 2001, respectively. Given Russia’s past inflation history, Russia’s economy was considered hyperinflationary for purposes of our consolidated financial statements for the year ended December 31, 2002 and prior periods, and such consolidated financial statements were prepared in accordance with Accounting Principles Board Statement (‘‘APB’’) No. 3 ‘‘Financial Statements Restated for General Price-Level Changes’’ (‘‘APB 3’’). These figures were thus expressed in millions of constant rubles as of December 31, 2002 purchasing power. At a meeting of the American Institute of Certified Public Accounts (‘‘AICPA’’) International Practices Task Force on November 25, 2002, the Task Force concluded that Russia would no longer be considered highly inflationary effective from January 1, 2003. See ‘‘Item 5—Operating and Financial Review and Prospects—Overview—Inflation and Foreign Currency Exchange Rate Fluctuations.’’

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

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(in RR millions, except per share information)
CONSOLIDATED STATEMENT OF OPERATIONS DATA
Sales and other operating revenues(1)	300,358	206,782	155,818	146,328	156,861
Exploration and production(1)	204,011	124,076	93,155	84,394	91,528
Intersegment sales	204,011	124,076	93,155	84,394	91,528
Refining and marketing(1)	270,315	182,444	134,158	125,673	139,082
Domestic sales	73,317	47,790	34,891	36,279	51,342
Export sales (CIS)	50,339	20,436	9,806	11,540	7,702
Export sales (Non-CIS)	146,659	114,218	89,461	77,854	80,038
Petrochemicals(1)	16,977	13,614	11,816	10,242	5,444
Intersegment sales	829	294	233	322	1,311
Tire sales (Domestic)	11,538	9,510	7,764	7,046	2,517
Tire sales (CIS)	2,427	1,875	1,799	908	38
Tire sales (Non-CIS)	815	977	739	814	163
Refined products	1,368	958	1,281	1,152	1,415
Banking(2)	1,189	1,851	1,531	1,180	1,615
Net interest income intersegment	(144)	241	530	335	265
Net interest income	1,333	1,610	1,001	845	1,350
Other sales	13,841	10,156	9,177	10,038	12,797
Elimination of income from equity investments reported separately in the consolidated statement of operations and comprehensive income	(1,279)	(748)	(101)	(148)	(501)
Elimination of intersegment sales	(204,696)	(124,611)	(93,918)	(85,051)	(93,104)
Total costs and other deductions	(258,545)	(169,818)	(141,474)	(128,549)	(132,830)
Operating	(44,649)	(34,227)	(31,799)	(36,389)	(31,297)
Purchased oil and refined products	(49,704)	(39,107)	(28,997)	(28,372)	(34,104)
Exploration	(1,029)	(861)	(812)	(463)	(839)
Transportation	(8,493)	(9,142)	(7,635)	(5,683)	(5,183)
Selling, general and administrative	(19,444)	(16,941)	(15,499)	(16,031)	(17,282)
Bad debt charges and credits, net	(422)	714	262	261	1,027
Depreciation, depletion and amortization	(11,013)	(9,237)	(8,850)	(7,541)	(6,139)
Loss on disposals of property, plant and equipment and impairment of investments	(6,894)	(726)	(2,325)	(851)	(2,502)
Taxes other than income taxes(3)	(116,381)	(59,587)	(43,378)	(31,988)	(33,373)
Maintenance of social infrastructure	(164)	(249)	(279)	(199)	(491)
Transfer of social assets	(352)	(455)	(2,162)	(1,293)	(593)
Other income (expenses)	764	(1,668)	313	1,525	567
Earnings from equity investments	1,279	748	101	148	501
Exchange gain (loss)	67	41	(225)	(1,042)	(851)
Monetary gain(3)	—	—	—	871	1,764
Interest income	1,057	746	303	804	1,517
Interest expense	(1,151)	(1,386)	(1,827)	(2,855)	(2,875)
Other income, net	(488)	(1,817)	1,961	3,599	511
Income (loss) before income taxes and minority interest	42,577	35,296	14,657	19,304	24,598

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(in RR millions, except per share information)
Total income tax (expense) benefit	(13,681)	(10,861)	(4,582)	(5,363)	(1,244)
Current(3)	(15,097)	(10,032)	(6,070)	(4,743)	7,072
Deferred	1,416	(829)	1,488	(620)	(8,316)
Income (loss) before minority interest	28,896	24,435	10,075	13,941	25,842
Minority interest	(654)	(1,025)	63	(471)	(1,698)
Cumulative effect of change in accounting principle, net of RR1,498 million tax	—	—	4,742	—	—
Net income (loss)	28,242	23,410	14,880	13,470	24,144
Foreign currency translation adjustments	175	15	3	(20)	163
Unrealized holding gains on available-for-sale securities, net of RR nil tax	—	19	43	33	2,329
Less: transfer of realized gains included in net income, net of tax	(19)	(43)	(33)	(2,981)	(622)
Comprehensive income (loss)	28,398	23,401	14,893	10,502	26,014
Basic net income (loss) per Ordinary Share(4)	13.19	10.88	4.70	6.24	10.94
Diluted net income (loss) per Ordinary Share(4)	13.13	10.84	4.68	6.23	10.92
Net income (loss) per GDS(5)	263.8	217.6	139	125	219
Dividends declared per Ordinary Share(6)	1.00	0.90	0.30	0.10	0.10
Equivalent U.S.$ per Ordinary Share(7)	0.0347	0.0325	0.0102	0.0031	0.0031
Dividends declared per Preferred Share(6)	1.00	1.00	1.00	1.00	1.00
Equivalent U.S.$ per Preferred Share(7)	0.0347	0.0360	0.0340	0.0315	0.0315

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(in RR millions)
CONSOLIDATED STATEMENT OF CASH FLOWS DATA
Net cash provided by operating activities	26,787	27,791	20,000	8,683	15,259
Net cash used in investing activities	(14,146)	(22,105)	(19,150)	(11,770)	(17,512)
Net cash provided by financing activities	(12,710)	3,969	533	5,563	4,024
Effect of foreign exchange on cash and cash equivalents	—	(5)	(3)	10	(37)
Effect of inflation accounting	—	—	—	(288)	(393)
Net change in cash and cash equivalents	(69)	9,650	1,380	2,198	1,341

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(in RR millions)
CONSOLIDATED BALANCE SHEET DATA
Total assets	282,144	309,561	262,717	226,288	229,069
Total current assets	91,177	106,192	73,500	64,903	72,747
Property, plant and equipment, net	174,212	183,927	177,008	152,448	147,858
Other assets	16,755	19,442	12,209	8,937	8,464
Total liabilities	79,734	132,431	108,436	86,067	95,683
Total current liabilities(8)	29,145	71,713	54,233	48,140	66,789
Total long-term liabilities(9)	50,589	60,718	54,203	37,927	28,894
Minority interest	3,689	6,654	5,101	5,069	5,302
Total shareholders’ equity	198,721	170,476	149,180	135,152	128,084

	As of December 31,
	2005	2004	2003	2002	2001
Capital Stock	2,327	2,327	2,327	2,327	2,327
Ordinary Shares	2,179	2,179	2,179	2,179	2,179
Preferred Shares	148	148	148	148	148

(1)	For a discussion of certain important features of our crude oil and refined products sales reported under the exploration and production, refining and marketing and petrochemicals segments, see ‘‘Item 5—Operating and Financial Review and Prospects—Overview.’’

(2)	For a discussion of certain features of our banking operations, see ‘‘Appendix A—Tatneft’s Banking Operations.’’

(3)	See ‘‘Item 5—Operating and Financial Review and Prospects—Overview.’’

(4)	Based on the number of Ordinary and Preferred Shares outstanding at December 31, 2005, 2004, 2003, 2002 and 2001 respectively. Per share data are calculated based on the two-class method. Under the two-class method of computing net income per share, net income is computed for Ordinary and Preferred shares according to dividends declared and participation rights in undistributed earnings. Under this method, net income is reduced by the amount of dividends declared in the current period for each class of shares, and the remaining income is allocated to Ordinary and Preferred shares to the extent that each class may share in income if all income for the period had been distributed.

(5)	Per GDS data reflects a ratio of 20 Ordinary Shares per GDS.

(6)	Dividends declared are stated in nominal rubles. Dividends are stated as approved for a specific year, at the shareholders' meeting held in the following year.

(7)	2005 dividends are presented at the exchange rate of U.S.$1.00 = RR28.78 reported by the Central Bank on December 31, 2005. 2004 dividends are presented at the exchange rate of U.S.$1.00 = RR27.75 reported by the Central Bank on December 31, 2004. Dividends for 2001-2003 are presented at the exchange rate of U.S.$1.00 = RR29.45 reported by the Central Bank on December 31, 2003.

(8)	Includes short-term debt, notes payable and banking customer deposits of RR6,241 million, RR45,268 million, RR36,826 million, RR31,508 million and RR44,327 million at December 31, 2005, 2004, 2003, 2002 and 2001, respectively.

(9)	Includes long-term debt, notes payable and banking customer deposits of RR2,168 million, RR13,645 million, RR15,618 million, RR16,640 million and RR8,632 million at December 31, 2005, 2004, 2003, 2002 and 2001, respectively.

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

Year Ended December 31,	Period end	Average(1)	High	Low
2001	30.14	29.18	30.30	28.16
2002	31.78	31.35	31.86	30.14
2003	29.45	30.68	31.88	29.24
2004	27.75	28.81	29.45	27.75
2005	28.78	28.31	28.99	27.46
2006
January	28.12	28.41	28.48	27.97
February	28.12	28.20	28.26	28.10
March	27.76	27.88	28.12	27.66
April	27.27	27.57	27.77	27.27
May	26.98	27.06	27.27	26.94
June	27.08	26.98	27.10	26.71
July	26.87	26.92	27.06	26.84
August	26.74	26.77	26.84	26.67
September	26.78	26.75	26.80	26.64
October	26.75	26.87	26.97	26.73

(1)	The average of the exchange rates on the last business day of each month for the relevant annual period, and on each business day for which the Central Bank quotes the ruble to U.S. dollar exchange rate for the relevant monthly period.

On November 10, 2006, the exchange rate of ruble to U.S. dollar established by the Central Bank was U.S.$1.00 = RR26.70. The Federal Reserve Bank of New York does not report a noon buying rate for rubles. No representation is made that ruble or U.S. dollar amounts stated herein could have been converted into U.S. dollars or rubles, as the case may be, at any particular rate or at all. The ruble is generally not convertible outside Russia. See ‘‘Item 10—Additional Information—Exchange Controls’’ for a description of Russian currency exchange controls.

CAPITALIZATION AND INDEBTEDNESS

This Item is not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

This Item is not applicable.

RISK FACTORS

We have described below the risks and uncertainties that our management believes are material, but these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties, including those we currently do not know or deem immaterial, may also result in decreased revenues, increased expenses, or other events that could result in a decline in the price of our GDSs.

Risks Relating to the Russian Federation

Political and social risks

Political and governmental instability could adversely affect the value of investments in Russia and the value of our GDSs

Since 1991, Russia has sought to transform itself from a one-party state with a centrally planned economy to a pluralist democracy with a market-oriented economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, as well as to unrest by particular social and ethnic groups. The composition of the Russian Government—the prime minister and the other heads of federal ministries—has at times been highly unstable. Six different prime ministers, for example, headed Governments between March 1998 and May 2000. On December 31, 1999, President Yeltsin unexpectedly resigned and Vladimir Putin was subsequently elected President on March 26, 2000. Mr. Putin was reelected for a second four-year term on March 14, 2004. While President Putin has maintained governmental stability and even accelerated the reform process in some areas, he may adopt a different approach over time. In late February 2004, President Putin dismissed Mr. Kasyanov’s Government and appointed Mikhail Fradkov as Prime Minister. Shortly after the appointment of Mr. Fradkov as Prime Minister, a Presidential decree significantly reduced the number of federal ministries, redistributed certain functions amongst various government agencies and announced plans for a major overhaul of the federal administrative system. For example, the Ministry of Energy, which had been responsible for implementing fuel and energy policy, was abolished, and its functions were divided between the Ministry of Industry and Energy and the Federal Energy Agency. In addition, from December 31, 2004, federal law gives the President a significant role in choosing regional governors. See ‘‘—Risks Relating to Tatarstan—Relations between Tatarstan and Russia may deteriorate, adversely affecting our business’’ under this Item. Additionally, pursuant to legislation that was adopted in 2005 and took effect on December 7, 2005, single-member-district elections for the State Duma are to be eliminated, and all votes are instead to be cast on a party-list basis. Future changes in government, major policy shifts or lack of consensus among President Putin, the prime minister, Russia’s parliament, regional governors and legislatures and powerful economic groups could also disrupt or reverse economic and regulatory reforms. Any disruption or reversal of the reform policies, recurrence of political or governmental instability or occurrence of conflicts with powerful economic groups could have a material adverse effect on our company and the value of investments in Russia, including our GDSs.

Conflicts between federal and regional authorities and other political conflicts could create an uncertain operating environment that could hinder our long-term planning ability and could adversely affect the value of investments in Russia

The Russian Federation is a federation of 88 sub-federal political units (reduced from 89 units on December 1, 2005, to be further reduced to 86 on January 1, 2007 and to 85 on July 1, 2007), consisting of republics, territories, regions, cities of federal importance and autonomous areas. The delineation of authority and jurisdiction among the members of the Russian Federation and the federal governmental authorities is often unclear and contested. Some of these sub-federal political units, such as Tatarstan, exercise considerable power over their internal affairs pursuant to the Russian Constitution or, in certain cases, pursuant to agreements with the federal authorities. Such an agreement was signed in 1994 between Tatarstan and the federal authorities, which expired in July 2005. A draft of the new agreement was approved by the Parliament of Tatarstan, signed by the President of Tatarstan and recently submitted by President Putin to the State Duma for ratification. See ‘‘—Risks Relating to Tatarstan—Relations between Tatarstan and Russia may deteriorate, adversely affecting our business’’ under this Item. The Russian political system is therefore vulnerable to tension and conflict between federal and regional authorities, and between different authorities within the federal government over various issues, including tax revenues, authority for regulatory matters and regional autonomy. Such tension and conflict have in the past often resulted in the enactment of conflicting legislation at various levels. Although the balance of authority between the federal government and sub-federal units has, with some exceptions, stabilized in recent years, a return to lack of consensus could hinder our long-term planning efforts and create uncertainties in our operating environment, both of which may prevent us from effectively and efficiently carrying out our business strategy and adversely affect our operations. See ‘‘—Risks Relating to the Russian Legal System and Russian Legislation—Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and for business activity and thus could have a material adverse effect on the value of our GDSs’’ under this Item.

Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions, and in certain cases, to military conflict, such as the continuing conflict in Chechnya, which has brought normal economic activity within Chechnya to a halt and disrupted the economies of neighboring regions. Various armed groups in Chechnya have regularly engaged in guerrilla attacks in that area. Violence and attacks relating to this conflict have also spread to other parts of Russia, and several terrorist attacks were carried out by Chechen terrorists in Moscow in recent years. For example, in October 2002, a large group of Chechen guerrillas seized a Moscow theatre and held 700 people hostage for three days until Russian special forces overpowered them, leading to the death of 129 hostages and 41 terrorists. Terrorists, allegedly linked to Chechen guerillas, also seized a school in Beslan, North Ossetia in September 2004, leading to the deaths of over 330 persons. The further intensification of violence, including terrorist attacks and suicide bombings, or its continued spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some or all of Russia. Moreover, any terrorist attacks and the resulting heightened security measures may cause disruptions to domestic commerce and exports from Russia, and could materially adversely affect our business and the value of investments in Russia, including our GDSs.

Crime and corruption could disrupt our ability to conduct our business and could adversely affect our financial condition and results of operations

The political and economic changes in Russia since 1991 resulted in significant dislocations of authority, reduced policing and increased lawlessness. The local and international press has reported that significant organized criminal activity has arisen, particularly in large metropolitan centers. Property crimes in large cities have increased substantially. In addition, the local and international press has reported high levels of official corruption, including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further commercial interests of government officials or certain companies or individuals. Additionally, published reports have indicated that a significant number of Russian media outlets regularly publish disparaging articles in return for payment. The depredations of organized or other crime, demands of corrupt officials or claims that we have been involved in official corruption or illegal activities may in the future bring negative publicity, which could disrupt our ability to conduct our business effectively and could thus materially adversely affect our financial condition, results of operations or prospects and the value of our GDSs.

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

Russia’s poor physical infrastructure harms the national economy, disrupts the transportation of goods and supplies, adds costs to doing business in Russia and can interrupt regular business operations. Further deterioration in the physical infrastructure could have a material adverse effect on our business and the value of our GDSs.

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

Risks Relating to the Russian Legal System and Russian Legislation

Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and for business activity and thus could have a material adverse effect on the value of our GDSs

Russia is still developing the legal framework required to support a market economy. The following aspects of the Russian legal system create uncertainty with respect to many of the legal and business decisions that we make:

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

Lack of independence and inexperience of some members of the Russian judiciary, the difficulty of enforcing court decisions and governmental discretion in instigating, joining and enforcing claims could prevent us or you from obtaining effective redress in a court proceeding, which could have a material adverse effect on our business or on the value of our GDSs

The independence of the judicial system and the prosecutor general’s office, and their immunity from economic, political and nationalistic influences in Russia, remain largely unsatisfying. The court system is understaffed and underfunded. Judges and courts are generally inexperienced in the area of business and corporate law. As in other civil law countries, judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian judicial system can be slow, and court orders are not always enforced or followed by law enforcement agencies. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims and governmental prosecutions are often used in furtherance of political aims. We may be subject to such claims or prosecutions and may not be able to receive a fair hearing.

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

Unlawful, selective or arbitrary government action may have an adverse effect on our business and results of operations and the value of our GDSs

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

Unlawful, selective or arbitrary governmental actions have reportedly included denial or withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities have also used common defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations and/or to void transactions, often for political purposes. Unlawful, selective or arbitrary government action, if directed at us, could have a material adverse effect on our business and on the value of our GDSs.

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

In addition, an effective parent may be secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt as a result of the action or inaction of an effective parent. This is the case without regard to how the effective parent’s capability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent that caused the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. Until recently, there were no decisions of the Russian courts based on this provision of the law. However, on January 26, 2006, a commercial arbitration state court (‘‘arbitrazh court’’) of the Moscow region, reviewing a case on appeal, rendered a decision that imposed a liability on the shareholders of a bankrupt company. Accordingly, in our position as an effective parent company, we could be liable in some cases for the debts of our effective subsidiaries. This potential shareholder liability, which, where applicable, is joint and several with the liability of the subsidiary, could materially adversely affect us. As of December 31, 2005, the total liabilities of our consolidated Russian subsidiaries were RR17.9 billion (U.S.$0.6 billion), excluding intercompany indebtedness, as compared to RR18.9 billion (U.S.$.0.7 billion) as of December 31, 2004.

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

Disclosure and reporting requirements and anti-fraud legislation have been enacted in Russia only recently. Most Russian companies and managers are not accustomed to restrictions on their activities arising from these requirements. The concept of fiduciary duties of management or directors to their companies and shareholders is also relatively new and is not well developed. Violations of disclosure and reporting requirements or breaches of fiduciary duties to us and our subsidiaries or to our shareholders could materially adversely affect the value of your investment in our GDSs.

While the Joint-Stock Companies Law provides that shareholders owning not less than one percent of the company’s stock may bring an action for damages on behalf of the company, Russian courts to date have very limited experience with respect to such lawsuits. Russian law does not contemplate class action litigation. Accordingly, your ability to pursue legal redress against us may be limited, reducing the protections available to you as a holder of GDSs.

You could be subject to a mandatory buy-out procedure initiated by any person acquiring more than 95% of our Ordinary Shares

The Federal Law No. 7-FZ ‘‘On the Amendments to the Federal Law On Joint Stock Companies and other Legal Acts of the Russian Federation,’’ dated January 5, 2006, which amends the Joint-Stock Companies Law (the ‘‘Law Amending the Joint-Stock Companies Law’’), provides for the possibility of a squeeze-out of minority shareholders. Under this law, effective from July 1, 2006, a person acquiring, together with its affiliates, more than 95% of a company’s shares is entitled to request, under certain conditions, a mandatory buy-out of the remaining shares purchased at market price from all the other shareholders. For a more detailed discussion on the provisions of this law, see ‘‘Item 10—Additional Information—Memorandum and Articles of Association—Change of Control Provisions.’’ Therefore, you could be subject to a mandatory buy-out procedure upon request of a person acquiring more than 95% of our Ordinary Shares.

Shareholder rights provisions under Russian law may impose additional costs on us, which could cause our financial results to suffer

Russian law provides that shareholders, including holders of our GDSs, that voted against or did not participate in voting on certain matters, have the right to sell their shares to the company at market value, as determined in accordance with Russian law. The decisions that trigger this right to sell shares include:

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

Some transactions between us and interested parties require the approval of disinterested directors or shareholders and our failure to obtain approvals could cause our business to suffer

We are required by Russian law and our charter, as amended on June 30, 2006 (the ‘‘Charter’’), and the regulation on the Board of Directors, as amended on June 30, 2006 (the ‘‘Regulation on the Board of Directors’’) to obtain the approval of disinterested directors or shareholders for certain transactions with ‘‘interested parties.’’

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

Developing and uncoordinated regulation of Russian capital markets and corporate and securities laws could lead to insufficient protection of your rights as an investor in our GDSs

The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia than in the United States and Western Europe. Securities laws,

including those relating to corporate governance, disclosure and reporting requirements have been adopted only recently and laws relating to anti-fraud safeguards, insider trading restrictions and fiduciary duties are rudimentary. In addition, the Russian securities market is regulated by several different authorities, which are often in competition with each other. These include:

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

The lack of a central and rigorously regulated share registration system in Russia may result in improper record ownership of our shares, including the shares underlying your GDSs

Ownership of shares in Russian joint stock companies is determined by entries in a share register and is evidenced by extracts from that register. Currently, there is no central registration system in Russia. Share registration is carried out by the companies themselves or, as in our case, if a company has more than 50 shareholders or so elects, by licensed registrars located throughout Russia. In addition, shareholders may elect to hold their shares through a depositary, which in turn is registered as the nominal holder of the shares in the registrar’s records. Regulations have been issued by the Federal Commission on the Securities Market, the predecessor of the FSFM, regarding the licensing conditions for such registrars and depositaries and the procedures to be followed by them when performing the functions of a registrar or a depositary. In practice, however, these regulations have not been strictly enforced, and registrars generally have relatively low levels of capitalization and inadequate insurance coverage. Moreover, registrars and depositaries are not necessarily subject to effective governmental supervision. Due to the lack of a central and rigorously regulated share registration system in Russia, transactions in respect of a company’s shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence, official and unofficial governmental actions or oversight by registrars or depositaries incapable of compensating shareholders for their misconduct.

You may be subject to Russian tax that might be withheld on trades of our Ordinary Shares, reducing their value

Russian withholding tax on capital gains may arise from the disposition of Russian shares and securities, such as Ordinary Shares, by non-resident holders. Russian tax authorities may attempt to apply withholding tax on capital gains derived from trading our shares (but not GDSs which are listed and traded on exchanges outside Russia). However, no procedural mechanism currently exists to collect any tax from capital gains with respect to sales of shares made between non-resident holders.

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

Restrictive currency control regulations may adversely affect our business and financial condition

Notwithstanding significant recent liberalization of the Russian currency control regime, the current Russian currency control laws and regulations still contain a number of limitations. In particular, bank accounts denominated in any currency with banks located in countries that are not member states of the Organization for Economic Co-operation and Development or the Financial Action Task Force are subject to the prior registration of such bank accounts with the Russian tax authorities (to be replaced with ex post notification of tax authorities from January 1, 2007). The Federal Law No. 173-FZ ‘‘On Currency Regulation and Currency Control,’’ dated December 10, 2003, (as amended) (the ‘‘Currency Law’’) also provides for a list of currency operations in relation to which the Central Bank can introduce ‘‘special account’’ requirements. The Currency Law provides, however, that, if the procedure for carrying out currency operations, including ‘‘special account’’ requirements, is not introduced by the Central Bank, such currency operations can be carried out freely, and further, all ‘‘special account’’ requirements are scheduled to cease to apply altogether after January 1, 2007. Moreover, certain currency control restrictions will not be repealed from January 1, 2007, including a general prohibition on foreign currency operations between Russian companies (except for the operations specifically listed in the Currency Law and the operations between the authorized banks specifically listed in the Central Bank regulations) and the requirement to repatriate, subject to certain exceptions, export-related earnings to Russia. Restrictions on our ability to conduct some of these transactions could increase the cost for us of, or prevent us from carrying on, necessary businesses, or from successfully implementing our business strategy, which could have an adverse effect on our business or financial condition.

We may be adversely affected by the underdeveloped nature of the Russian currency market

There is no market for the conversion of rubles into foreign currencies outside Russia and the Commonwealth of Independent States (the ‘‘CIS’’). Although there is an existing market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter markets, the further development of this market is uncertain. Because of the limited development of the foreign currency market in Russia, we may experience difficulty converting rubles into other currencies and vice versa.

We have significant ruble-denominated revenues and incur significant expenses in rubles. The restrictions on our ability to convert our ruble revenues into foreign currencies, or to convert into rubles foreign currencies we obtain from export sales, may adversely affect our ability to pay overhead expenses outside Russia, meet debt obligations and efficiently carry on our business.

Furthermore, there are only a limited number of available ruble-denominated instruments in which we may invest our excess cash. Over the past decade, the ruble has at times fluctuated dramatically against the U.S. dollar. Any balances maintained in rubles will give rise to losses if the ruble devalues against major foreign currencies.

Possible restrictions of foreign investments in strategic industries may limit your ability to hold or sell our GDSs

Recently, the Russian Ministry of Industry and Energy has prepared a draft law restricting foreign investments in certain ‘‘strategic’’ Russian industries. This draft law has not been submitted to, or approved by, the State Duma and therefore has not become public. The draft law reportedly was submitted to the Government with the discrepancies reflecting different positions of various Russian ministries and agencies. It provides that foreign investors may own, directly or through a chain of affiliated companies, not more than certain percentage (with the exact figure being a discrepancy in the range of 30-50%) of the share capital of a company involved in a ‘‘strategic’’ industry. In addition, a governmental approval will reportedly be required for acquisition by a foreign investor of more than 25% of a company involved in a ‘‘strategic’’ industry. On March 2, 2006, the Kommersant daily newspaper published a list of

39 ‘‘strategic’’ industries that might be influenced by the proposed law, which included production of natural resources. It is not clear whether foreign investors holding shares in a company involved in a ‘‘strategic’’ industry at the time of the entry into force of any such law would be affected by the provisions of the law. The entry into force of the discussed law could limit your ability to hold, sell or otherwise dispose our GDSs, and, as a result, could adversely affect the value of your investment in our GDSs and your position as a holder of our GDSs.

Risks Relating to Tatarstan

Relations between Tatarstan and Russia may deteriorate, adversely affecting our business

After the dissolution of the Soviet Union in 1991, certain politicians in Tatarstan, which has a significant non-Russian ethnic population that is predominantly Muslim, called for an independent Tatarstan state. In February 1994, Tatarstan and Russia signed a treaty under the terms of which Tatarstan enjoyed a high degree of autonomy. Since the treaty was signed, Tatarstan has existed peacefully within the Russian Federation. Russian authorities have repeatedly insisted on the revision of the treaty, claiming that it gives too much power to Tatarstan. This treaty expired in July 2005, as it has not been approved by the State Duma as required by Federal Law No. 95-FZ ‘‘On Amendments to the Federal Law ‘‘On General Principles of Organization of Legislative (Representative) and Executive Bodies of Sub-Federal Political Units of the Russian Federation’’ dated July 4, 2003 (as amended on December 29, 2004). A draft of the new agreement was approved by the Parliament of Tatarstan, signed by the President of Tatarstan and recently submitted by President Putin to the State Duma for ratification. See ‘‘—Risks Relating to the Russian Federation—Political and social risks—Conflicts between federal and regional authorities and other political conflicts could create an uncertain operating environment that could hinder our long-term planning ability and could adversely affect the value of investments in Russia’’ under this Item. No assurance can be given that nationalism or other political, economic or religious tensions will not cause the relationship between Tatarstan and Russia to deteriorate, which would likely have a negative impact on us. For example, because Tatarstan is entirely surrounded by other regions of Russia and our principal markets are located outside of Tatarstan in Russia and in Europe, we ship substantially all of our crude oil to or through Russia and therefore rely on the cooperation of Russian authorities and the maintenance of good relations between Tatarstan and Russia.

Until December 31, 2004, the heads of the 89 sub-federal political units (reduced to 88 from December 1, 2005, to be further reduced to 86 on January 1, 2007 and to 85 on July 1, 2007) were directly elected by the residents of the relevant region. However, pursuant to Federal Law No. 184-FZ ‘‘On General Principles of Organization of Legislative (Representative) and Executive Bodies of Sub-Federal Political Units of the Russian Federation’’ dated October 6, 1999 (as amended on July 27, 2006), the heads of the 88 sub-federal political units, including the President of Tatarstan, are nominated by the President of the Russian Federation and then confirmed by the region’s legislative body. In March 2005, President Putin first exercised this authority, dismissing Vladimir Loginov as the governor of Koryaksky autonomous district, after the region suffered a heating shortage. President Shaimiev was nominated by President Putin, and subsequently confirmed by the legislature of Tatarstan, in March 2005. Nonetheless, future appointments may cause a deterioration of the relationship between Tatarstan and Russia.

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

Tatarstan legislation may be inconsistent with Russian legislation, and resolution of these inconsistencies is uncertain

During the period from 1991 until February 1994, when the treaty between Russia and Tatarstan was signed, Tatarstan issued privatization and other legislation that was inconsistent with Russian legislation. The treaty gives Tatarstan law precedence over Russian legislation on certain matters. In recent years, Tatarstan adopted a number of legislative acts intended to bring Tatarstan law generally into conformity with Russian legislation. However, there is continuing uncertainty about the application of Russian and Tatarstan law in Tatarstan in circumstances where there was in the past or currently remains a conflict between Russian and Tatarstan law. For example, our privatization was conducted primarily in accordance with Tatarstan law, even though there was conflicting Russian legislation under which we conceivably should have been privatized. We are not aware of any challenge to our privatization, but if challenged, our privatization might not be deemed valid under Russian law. Moreover, federal legislation on the Golden Share is in several respects inconsistent with pre-existing Tatarstan legislation. The Tatarstan legislation attaches broader powers to the Golden Share than the federal legislation. See ‘‘Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.’’ It is not clear whether a court would adhere to the federal or Tatarstan legislation if in the future the Tatarstan government would attempt to exercise the broader powers attaching to the Golden Share pursuant to the Tatarstan legislation. In addition, we cannot be certain that we will not become subject to inconsistent regulatory demands in the future.

Risks Relating to the Company

We have experienced liquidity problems in the past and could experience them in the future

As of December 31, 2005, our total indebtedness other than promissory notes, banking deposit certificates and banking customer deposits was RR7,622 million, of which approximately RR1,765 million was long-term indebtedness and RR5,857 million was short-term indebtedness. As of December 31, 2005, RR4,576 million of our indebtedness was denominated in U.S. dollars, incurred under loan facilities with various foreign banks. Of this amount, approximately 33% was long-term indebtedness and approximately 67% was short-term indebtedness (including current portion of long-term indebtedness). At December 31, 2005, we had outstanding RR1,278 million in promissory notes. We had no outstanding indebtedness in bank promissory notes and in banking customer deposits as of that date. A substantial portion of the revenues from our crude oil sales outside the CIS, our primary source of hard currency revenues, is pledged as collateral for our long-term hard currency indebtedness.

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

In October 2000, we restructured RR13,635 million (U.S.$484.7 million) of our hard currency indebtedness, including the principal and capitalized deferred interest. All amounts due under the restructuring agreement entered into with our creditors on October 31, 2000 (the ‘‘Restructuring Agreement’’) were repaid by March 2002.

In 2001 and 2002, we entered into secured loans arranged by BNP Paribas and Credit Suisse First Boston for an aggregate amount of U.S.$625 million. In April 2004, we repaid a syndicated loan of U.S.$100 million and borrowed a further U.S.$375 million in bridge loans from BNP Paribas and Credit Suisse First Boston, U.S.$187.5 million from each, for a period of six months, in connection with the proposed acquisition of the shares of Turkey’s oil refining monopoly Tupras. See ‘‘Item 7—Major Shareholders and Related Party Transactions— Related Party Transactions.’’ We repaid both of these bridge loans in 2004. Our outstanding loans are currently collateralized by aggregate oil exports of 200,000 tons per month (subject to increases depending on crude oil prices). We have also entered into a number of short-term loans collateralized by crude oil export contracts.

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

Future delays in the timely completion of our financial statements or filing of our annual reports could lead to negative consequences for us, including sanctions by the London Stock Exchange, or cause us to be in default under our loan agreements

The delays in the completion of the audits of our 2003, 2004 and 2005 financial statements prepared under U.S. GAAP and the consequent delay in the filing of this annual report caused us to be in breach of the listing requirements of the New York Stock Exchange, Inc. (the ‘‘NYSE’’). Pending the filing of this annual report and until September 14, 2006, date on which our GDSs were delisted from the NYSE (see ‘‘—Risks Relating to Investment in our GDSs—Our decision to delist our GDSs from the NYSE could adversely affect the liquidity of our GDSs’’ under this Item), the NYSE permitted our GDSs to continue to be traded on the exchange. Nonetheless, should such delays occur again in the future we may be subject to a number of possible consequences, including the possible review of our listing on the London Stock Exchange Limited (the ‘‘LSE’’) by the United Kingdom Listing Authority, which could lead, among other possible sanctions, to suspension or delisting. If a suspension or delisting were to occur on the LSE, there would be significantly less liquidity in our GDSs, which could result in a decline in the market price of our GDSs. See ‘‘—Our independent registered public accounting firm reported material weaknesses in our internal controls and we may not be able to remedy these material weaknesses or prevent future weaknesses’’ under this Item.

In addition, delays in the completion of our audited 2003, 2004 and 2005 financial statements prepared under U.S. GAAP, and our interim consolidated financial statements for the six months ended

June 30, 2004, June 30, 2005 and June 30, 2006, caused us not to comply with one of the covenants contained in our loan agreement with BNP Paribas for U.S.$300 million and in our loan agreement with Credit Suisse First Boston for U.S.$200 million. See ‘‘Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt—Long-Term Foreign Currency Denominated Debt.’’ BNP Paribas notified us in April 2005 that it considered an event of default to have occurred under the loan agreement our failure to provide our audited 2003 U.S. GAAP financial statements and our interim U.S. GAAP consolidated financial statements for the six months ended June 30, 2004. However, we have provided BNP Paribas and Credit Suisse First Boston with our audited 2003 and 2004 U.S. GAAP financial statements and with our interim consolidated financial statements for the six months ended June 30, 2004 and June 30, 2005, BNP Paribas and Credit Suisse First Boston issued waivers covering our audited 2005 U.S. GAAP financial statements until November 15, 2006 and we believe that by filing this annual report we have cured any event of default under our loan agreements. As such, we do not believe that BNP Paribas or Credit Suisse First Boston plan to attempt to accelerate payment of these loans or to enforce the related security. Nonetheless, should such delays occur again in the future we may be considered to be in default under certain of our loan agreements. Inability to obtain waivers for any such defaults could lead to acceleration of the payment of such loans, enforcement of the related security or, more generally, impairment of our ability to raise additional capital. See ‘‘—Our independent registered public accounting firm reported material weaknesses in our internal controls and we may not be able to remedy these material weaknesses or prevent future weaknesses’’ under this Item.

We sell a significant portion of our crude oil and refined products in the Russian market, where prices have historically been lower than in the international markets. These sales may adversely affect our revenues

In 2005, we sold approximately 25% of our crude oil volumes (including purchased crude oil) and 72% of our refined products volumes (including purchased refined products) within Russia, accounting for approximately 10% of our total revenues from sales of crude oil and 14% of our total revenues from sales of refined products, respectively. Russian crude oil prices remain below international spot market price levels due to, inter alia, significantly lower transport costs, large regional surpluses in Russia and increasing domestic supplies. See ‘‘Item 4—Information on the Company—Overview of the Russian Oil Industry—Crude Oil Prices.’’ Domestic Russian prices for refined products also remain below international spot market prices for refined products due to, inter alia, lower production costs, a freeze on the prices of refined products pursuant to requests of the Russian government and the level of saturation of the domestic market. See ‘‘Item 4—Information on the Company—Overview of the Russian Oil Industry—Refining.’’

We are dependent on Transneft, a state-owned company that controls the monopoly pipeline system, for the transport of nearly all of our crude oil, and our ability to export crude oil is limited by the system for allocating access to Transneft’s pipelines

Approximately 93% of the crude oil produced in Russia, and most of our crude oil, is transported through the Transneft system of trunk pipelines. OAO AK Transneft (‘‘Transneft’’) is a state-owned oil pipeline monopoly. The Transneft pipeline system is subject to breakdowns and leakage. By using multiple pipelines, however, Transneft has generally avoided serious disruptions in the transport of crude oil, and to date, we have not suffered significant losses arising from the failure of the pipeline system. A significant disruption in the pipeline system would, however, have a material adverse effect on our results of operations and financial condition.

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

A significant proportion of our crude oil production and reserves consists of high sulfur content oil, for which we receive a lower price and which has lower marketability than lower-sulfur content crude oil

As of January 1, 2006, most of our proved oil reserves had a high sulfur content, defined as greater than 1.8% sulfur content by mass.

A significant proportion of our crude oil production (approximately 42.8% in 2005, 43.1% in 2004 and 42.5% in 2003) consists of this high sulfur content oil, and we expect this proportion to continue to increase in the future. Our high sulfur content crude oil, which has an average sulfur content of approximately 3.5% by mass, typically commands a lower price than low sulfur content crude oil. Currently, however, virtually all of our high sulfur content crude oil is blended with low sulfur content crude oil produced by us and by other companies when it is transported through the Transneft pipeline system. The blended crude oil sells for a single uniform price. Although we pay Transneft a premium of U.S.$2.5 per ton (exclusive of value added tax (‘‘VAT’’)) of such blended and transported crude oil, we currently benefit overall from Transneft’s practice of blending deliveries, as we generally receive a higher price for our blended crude oil than we would if either (i) the higher sulfur content crude oil were transported and sold separately or (ii) Transneft charged a premium for transporting high sulfur content crude that more closely matched the differential in world market price between high sulfur content crude oil and the blended crude oil that Transneft currently carries. There is currently no equalization scheme, often referred to as a ‘‘quality bank,’’ for differences in crude oil quality supplied to the Transneft pipeline system. In the past, Transneft and members of the Russian Government have raised, inter alia, the possibility that the oil companies whose high sulfur content oil is blended with low sulfur content oil when transported in the Transneft pipelines should pay compensation to oil companies transporting low sulfur content oil through Transneft pipelines. If these proposals are adopted, the current system will be changed to our significant detriment and our business and results of operations would be adversely affected. See ‘‘Item 4—Information on the Company—Exploration and Production.’’

We do not have arrangements with any refineries with respect to our shipments of high sulfur content crude oil, and the refineries could cease accepting such crude oil from us at any time. Moreover, there are a limited number of refineries in Europe that have the technical capabilities necessary to refine high sulfur content crude oil. We have taken steps to diversify our outlets for high sulfur content crude oil and believe that sufficient refining facilities for this oil will be available to us on acceptable terms in the future. We have made and will continue to make significant investments in the construction of the new Nizhnekamsk refining and petrochemicals facility in order to ensure our continued access to facilities for refining high sulfur content crude oil. No assurance can be given, however, that we will succeed in following this strategy or that adequate refining facilities will continue to be available to us.

We must pay transportation expenses and tariffs to Transneft in order to maintain pipeline access, and these expenses and tariffs may be raised in the future, which could increase our costs

We must pay transportation expenses to Transneft in order to maintain our access to export pipelines and terminals. Our failure to pay these expenses could result in the termination or temporary suspension of our access to these export pipelines and terminals, which would adversely affect our results of operations and financial condition. For example, in October 1998, as a result of our significant liquidity problems, we interrupted payments of transportation expenses to Transneft. Consequently, our export capacity was suspended until we resumed such payments. Further, if the tariffs that we pay for the transportation by pipeline of our crude oil were raised, our costs would increase, which could adversely affect our revenues, cash flows and results of operations.

We have historically had commercial relations with certain countries, including Libya, Iraq, Syria, Iran and Sudan that are currently or have been in the past the subject of economic sanctions imposed by the United States and international organizations. Violations of existing international or U.S. sanctions could subject us to penalties that would have a material adverse effect on our results of operations

International and U.S. sanctions have been imposed on companies engaging in certain types of transactions with specified countries or companies in those countries. The Tatarstan government and we have held discussions regarding possible transactions involving such countries, including Libya, Iraq, Syria, Iran and Sudan.

After the Libyan government opened its territory for international experts in September 2003, the U.N. lifted sanctions against Libya, and most U.S. trade sanctions were suspended in April 2004 and removed in September 2004. In October 2005, we, among nineteen other international oil companies, received a permit to explore and develop oil fields located in the central part of Libya.

U.N. and U.S. sanctions against Iraq have been lifted subsequent to the military action in Iraq in 2003. Prior to lifting of the sanctions we exported Iraqi oil under the U.N. oil-for-food program, participated in a consortium that included Rosneft, a major Russian oil company indirectly owned by the Russian Federation (‘‘Rosneft’’), to develop Iraqi oil fields, drilled a number of oil wells in Iraq under U.N.-approved contracts and opened a representative office in Iraq. We believe that none of our activities in Iraq was prohibited by U.S. or international sanctions. We do not currently engage in any significant activities in Iraq.

We have opened a representative office in Iran and in February 2005 the government of Tatarstan and the government of Iran concluded an agreement pursuant to which we are expecting to register a joint venture with an Iranian entity in order to participate in various projects in Iran, including tenders for the development of oil fields. The terms of our participation in this venture have not yet been finalized. In 2002, we conducted work under a contract for demercaptanization (a process in which mercaptans— sulfur compounds—are removed from hydrocarbons) of refined products and oxidized gas in Iran and are currently performing contracts for testing microbiological bed stimulation technology in Iran. In addition, we have signed a contract to implement well casing technology in Iran and submitted proposals to participate in tenders to provide engineering services and to obtain production licenses for a group of Iranian oil fields.

In March 2005, we concluded an agreement with the government of Syria and the Syrian Oil Company according to which we are to explore and to produce oil in eastern Syria. In the past, we and/or our affiliates discussed proposals for business projects in Sudan. We are currently not engaged, and are not contemplating to be engaged in the future, in any activities in Sudan.

In the future, we may enter into permitted transactions with other countries against which sanctions have been applied. If we violate existing U.S. or international sanctions, penalties could include a prohibition or limitation on our ability to obtain goods and services on the international market or to access the U.S. or international capital markets. However, we believe that we are not currently, and have not in the past been, involved in any transactions with Libya, Iraq, Syria, Iran and Sudan that are or have been material to us or that could result in sanctions against us, and we intend to comply with international sanctions law in the future.

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

We are dependent on oil refineries outside of Tatarstan

While we produce the majority of our oil in Tatarstan, we have limited ability to process crude oil in this area. Acting at the urging of Tatarstan President Shaimiev, in 1999 we formed a joint venture company, OAO Nizhnekamsk Oil Refinery, with Nizhnekamskneftekhim and OAO Tataro-American Investments and Finance (‘‘TAIF’’), which was at the time a related party of the Group, to expand, upgrade, and operate the refinery in Nizhnekamsk—the only oil refinery in Tatarstan. From December 2001, OAO Nizhnekamsk Oil Refinery leased a TAIF-owned crude distilling unit (the ‘‘CDU’’) pursuant to a lease agreement dated December 29, 2001 (the ‘‘Lease Agreement’’). The CDU was installed at the Nizhnekamsk oil refinery in 2002 and is a vital asset for its operations. The upgrade included improvements to the CDU and construction of a base refining facility consisting of six additional refining units with a higher added value production. Following the completion of the upgrade, the partners were expected to contribute their assets, including the refining units, the construction of which they had financed, to the charter capital of OAO Nizhnekamsk Oil Refinery, receiving a stake in the company in proportion to the value of their contribution. Since 1999, our most significant capital expenditures were for the upgrade of the Nizhnekamsk oil refinery. Our total investment in the refinery through September 1, 2005 amounted to approximately RR9,607 million. In 2005, we delivered 2.44 million tons of crude oil to the Nizhnekamsk oil refinery, representing approximately 54% of all our domestic crude oil deliveries.

In 2003, TAIF brought a case before the arbitrazh court of the Tatarstan Republic claiming the return of the CDU leased to OAO Nizhnekamsk Oil Refinery because of alleged breaches by OAO Nizhnekamsk Oil Refinery of several provisions of the Lease Agreement. On October 6, 2003 the arbitrazh court of the Tatarstan Republic ruled in favor of TAIF and this decision was upheld by the instance of appeals of the arbitrazh court of the Tatarstan Republic on January 13, 2004. As a consequence, OAO Nizhnekamsk Oil Refinery returned the CDU to TAIF. Following the return of the CDU, we sold to TAIF in early September 2005 our share of the production assets and inventory of OAO Nizhnekamsk Oil Refinery, including the refining units, for approximately RR7.2 billion (net of VAT). In February 2006, we sold to TAIF additional refining units of OAO Nizhnekamsk Oil Refinery for RR198 million (net of VAT). While the production assets sold to TAIF have not been physically removed from the Nizhnekamsk oil refinery, TAIF established a new legal entity to which it transferred these assets. Following these sales, OAO Nizhnekamsk Oil Refinery was left without production assets, and is now in the process of liquidation (completion of liquidation is expected by the end of 2006). While we are now involved in building a new oil refining and petrochemicals facility in Nizhnekamsk (see ‘‘Item 4— Information on the Company—Refining and Marketing—Refined Products’’), until its completion, we have limited ability to process crude oil in Tatarstan, and are thus dependent on oil refineries outside of Tatarstan. Should these oil refineries be unable to refine our crude oil, this would have a material effect on our operations.

The Russian tax system imposes substantial burdens on us and is subject to frequent change and significant uncertainty

We are subject to a broad range of taxes imposed at the federal, regional and local levels, including but not limited to excise taxes and export duties, income tax, value added tax, the unified natural resources production tax, property tax, social tax and pension contributions. We were subject to an effective income tax rate (current and deferred income tax expense/benefit as a percentage of income before income taxes and minority interest) of 32.1% and a total tax burden of 43.3% (income taxes and taxes other than income taxes as a percentage of sales and other operating revenue) in 2005.

Laws related to these taxes, such as the Russian Federation Tax Code (the ‘‘Tax Code’’), have been in force for a short period relative to tax laws in more developed market economies, and the government’s implementation of these tax laws is often unclear or inconsistent. Accordingly, few precedents with regard to the interpretation of these laws have been established. Often, differing opinions regarding legal interpretation exist both between companies subject to such taxes and the government and within government ministries and organizations, such as the Federal Tax Service of the Russian Federation (the ‘‘Federal Tax Service’’), and its various inspectorates, creating uncertainties and areas of conflict. Generally, tax declarations remain open and subject to inspection by tax and/or customs authorities for a period of three years following the tax year. The fact that a year has been reviewed by tax authorities does not close that year, or any tax declaration applicable to that year, from further review by an upper level of the tax authorities during the three-year period. Several Russian companies have been subjected to additional claims for taxes in prior years, including YUKOS, Vimpelcom and TNK-BP. In addition, on July 14, 2005, the Russian constitutional court issued a decision that allows the statute of limitations for tax liabilities to be extended beyond the three-year statutory term if a court determines that a taxpayer has obstructed or hindered a tax inspection. Because none of the relevant terms is defined, tax authorities may have broad discretion to argue that a taxpayer has ‘‘obstructed’’ or ‘‘hindered’’ an inspection and, ultimately, seek penalties beyond the three-year term. These facts create tax risks in Russia substantially greater than typically found in countries with more developed tax systems. In April 2005, we received a claim for back taxes from the federal tax authorities, based on their review of our tax filings for the years 2001, 2002 and 2003, in the amount of RR1,380 million. This amount includes both alleged non-payment and under-payment of taxes as well as fines and penalties. The amount of the tax claim was accrued in our financial statements as of December 31, 2003. While we could have challenged this claim, the issue of any such claim would have been uncertain, given the results of recent Russian companies’ tax claims. In addition, the amounts claimed were significantly smaller than similar claims recently received by other Russian companies. Consequently, we paid in May 2005 the entire amounts claimed.

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

The Russian government has recently revised the Russian tax system. The new tax system is intended to reduce the number of taxes and the overall tax burden on businesses and to simplify the tax laws. However, the revised tax system relies heavily on the judgments of local tax officials and fails to address many of the existing problems. Even in the event of further reforms to tax legislation, they may not result in a reduction of the tax burden on Russian companies and the establishment of a more efficient tax system. Conversely, they may introduce additional tax collection measures. For example, in May 2004, a law was approved that increased the base tax rate for the unified natural resources production tax from RR347 to RR419 per ton of crude oil starting from January 1, 2005. Effective October 1, 2006, crude oil export duty rates were adjusted upwards to U.S.$237.6 per ton of crude oil from U.S.$ 199.8 per ton of crude oil as of June 1, 2006. Accordingly, we may have to pay significantly higher taxes, which could have a material adverse effect on our business.

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

Our main oil fields have a high depletion level and require increased capital expenditures to maintain production levels. Inability to finance these and other expenditures could have a material adverse effect on our financial condition and the results of our operations

One of our key strategies has been to focus on rehabilitating existing wells to stabilize and optimize production. We anticipate that substantial expenditures will be required to maintain reservoir pressure in our key fields and otherwise to optimize production. Our business also requires other significant capital expenditures, including in exploration and development, production, transport, refining, and to meet our obligations under environmental laws and regulations. We expect to finance a substantial part of these capital expenditures out of cash flows from our operating activities. If international oil prices fall, however, we will have to finance our planned capital expenditures increasingly through bank borrowings and offerings of debt or equity securities in the international capital markets. If necessary, these financings may be secured by our exports of crude oil. During 2005 and 2004, up to 30% of our approximately 1.0 million tons per month and 1.1 million tons per month, respectively, of non-CIS crude oil exports, have been pledged as security for existing borrowings. No assurance can be given that we will be able to raise the financings required for our planned capital expenditures, on a secured basis or otherwise, on acceptable terms or at all. If we are unable to raise the necessary financing, we will have to reduce our planned capital expenditures. Any such reduction could adversely affect our ability to expand our business, and if the reductions are severe enough, could adversely affect our ability to maintain our operations at current levels.

Our exploration, development and production licenses may be suspended, amended or revoked prior to their scheduled expiration

The licensing regime in Russia for the exploration, development and production of oil and natural gas is governed primarily by the Federal Law on Use of Subsoil of February 21, 1992, as amended (the ‘‘Subsoil Law’’) and regulations issued thereunder. Most of our licenses provide that fines may be imposed, or the licenses may be suspended, restricted or terminated, if we fail to comply with license requirements, including the conditions that we make timely payments of levies and taxes for the use of the subsoil, if we systematically fail to provide information, if we go bankrupt or if we fail to fulfill any capital expenditure and/or production obligations or to meet certain environmental requirements. Articles appearing in the press in October 2006 reported several investigations performed by Russian authorities on licenses held by some major Russian oil companies, such as Rosneft and Lukoil. Similar investigations have also reportedly been conducted in respect of Sakhalin Energy, a non-Russian company engaged in an oil and gas project developed under production sharing agreements, the Sakhalin II project. The authorities have reportedly started procedures for the termination of certain licenses of these companies based on violations evidenced in the course of their investigation.

Article 10 of the Subsoil Law also provides that a license to use a field must be extended by the relevant authorities at the initiative of the license holder if the extension is necessary to finish production in the field, provided that the licensee has not violated the terms of the license. For instance, the license for our largest field, Romashkinskoye, was renewed in July 2006 and expires in 2038. We believe that our existing production licenses will be extended at or prior to their scheduled expiration and we will apply for extensions of our existing production licenses when appropriate.

We may not be able to, or may voluntarily decide not to, comply with the license conditions for some or all of our license areas. If the Russian government determines that we have failed to fulfill the specific terms of any of our licenses or if we operate in the license areas in a manner that violates Russian or local law, government regulators may impose fines on us or suspend or terminate our licenses, or we may not be able to extend our licenses. Any of these events could have a material adverse effect on our operations and the value of our assets, or cause the price of our GDSs to decline. See ‘‘Item 5—Operating and Financial Review and Prospects—Licenses.’’

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

Our independent registered public accounting firm reported material weaknesses in our internal controls and we may not be able to remedy these material weaknesses or prevent future weaknesses

We have identified a series of significant deficiencies affecting our processes and controls relating to the timely and accurate capture and recording of transactions in accordance with U.S. GAAP, which in the aggregate result in material weaknesses in the Company’s disclosures controls and procedures and internal controls over financial reporting. We have also identified that we did not have an adequate level of review of accounting issues that are complex and involving significant judgment. We have other compensating controls in place that allow us to conclude that the consolidated financial statements fairly present the financial condition of the Company as of December 31, 2005, and the results of operations for the year then ended, and we are currently implementing remediation measures to address these material weaknesses. See ‘‘Item 15— Controls and Procedures.’’ However, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated.

Given the magnitude of the material weaknesses discussed in ‘‘Item 15—Controls and Procedures’’, our independent auditor has recommended that the Audit Committee to continue to be involved in the oversight of the financial reporting process, and in monitoring management's risk assessment processes (including the risks of fraud). Our independent auditor has also recommended that the Audit Committee provide guidance to our management in developing and implementing a plan to overcome the above material weaknesses in an acceptable and timely manner. Our independent auditor has further recommended that the Audit Committee establish a policy for reporting to our Board of Directors to allow important information to be brought to the attention of senior management on a regular basis.

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

For further discussion of the independent legal investigation, its conclusions and the steps that we are taking to remedy our control deficiencies, see ‘‘Item 15—Controls and Procedures.’’ Notwithstanding the steps we are taking to address these issues, we may not be successful in remedying these material weaknesses or preventing future material weaknesses. If we are unable to remedy these material weaknesses, there is a risk that we may not be able to prevent or detect a material misstatement of our annual or interim U.S. GAAP consolidated financial statements. In addition, any failure to implement new or improved internal controls, or resolve difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares and GDSs.

We expect the oil industry in Russia to become increasingly competitive

We expect that the ongoing restructuring of the oil and natural gas industry in Russia will lead to increased competition for new exploration and production licenses, access to capital resources, transportation infrastructure, sales and other aspects of the production and transportation process. The Russian oil industry has recently experienced significant consolidation, including the privatization sale of Slavneft, a large Russian oil company, to a consortium of shareholders who also control Tyumen Oil Company (‘‘TNK’’) and Sibneft (renamed to Gazprom Neft after its acquisition by Gazprom in October 2005), at the time, Russia’s third and fifth largest oil companies, respectively; establishment of a strategic joint venture between BP and TNK on the basis of their respective Russian assets; the sale of Yuganskneftegaz, the most significant subsidiary of YUKOS, to Rosneft; and the acquisition of Sibneft, at the time, the fifth largest oil producer in Russia, by the state-owned world’s largest natural gas producer Gazprom (‘‘Gazprom’’). In December 2005, Russneft, the tenth largest oil producer in Russia, acquired significant production and refinery facilities in Russia. These and other companies may have better access to financial and other resources than we do, and this may give them a competitive advantage. In addition, our domestic competitors may be strengthened through strategic acquisitions of additional assets, including in Tatarstan. See ‘‘Item 4—Information on the Company—Overview of the Russian Oil Industry—Background’’ and ‘‘Item 4—Information on the Company—Competition.’’

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

The decline in world oil prices from October 1997 to December 1998 by more than 54% to less than U.S.$10 per barrel was one of the primary reasons for our significant liquidity problems in the second half of 1998. See ‘‘—Risks Relating to the Company—We have experienced liquidity problems in the past and could experience them in the future’’ under this Item. While oil prices remain volatile, average price levels since 1998 have been consistently above the low levels reached in 1998. According to the International Energy Agency, the average prices of Brent crude, an international benchmark oil price, for the three years ended December 31, 2005, 2004 and 2003, were approximately U.S.$54.38, U.S.$38.22 and U.S.$28.83 per barrel, respectively. The average price of Brent crude was U.S.$58.80 per barrel at November 9, 2006. Russian crude oil export prices are determined based on the Brent crude, and it is expected that these prices will be determined based on the Russian Export Blend Crude Oil (‘‘REBCO’’) in the near future. At November 9, 2006, the price of the REBCO was 57.65 per barrel. See ‘‘Item 4—Information on the Company—Overview of the Russian Oil Industry—Current System of Oil-Related Taxes and Payments—Oil-Related Export Duties.’’ Crude oil prices declined significantly in 2001 as a result of a weakening U.S. economy, increases in non-OPEC production and the aftermath of the terrorist attacks on September 11, 2001 (see ‘‘—Other Risks—Terrorist activity and global instability could have an adverse effect on our business and share price’’ under this Item). As a consequence, OPEC and certain other crude oil producing nations, including Russia, imposed export restrictions, resulting in a slight increase in crude oil prices in 2002. Crude oil prices further increased in 2003, 2004 and 2005, as a result of improving global economic conditions, heightened tensions in the Middle East and war in Iraq, the aftermath of hurricane Katrina and growing demand in China. However, there can be no assurance that oil prices will not decline again. Because our crude oil export sales are the primary source of our hard currency revenues, including revenues needed to repay lines of credit from foreign lenders, and an important source of our earnings and cash flows, any decline in international crude oil or refined product prices is likely to have a material adverse effect on our financial position and results of operations.

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

The crude oil and natural gas reserves data in the Reserves Reports are only estimates and are inherently uncertain, and our actual production, revenues and expenditures with respect to our reserves may differ materially from these estimates

The crude oil reserves data set forth in this annual report and the crude oil and natural gas reserves data set forth in the Reserves Reports are estimates based primarily on internal engineering analyses that were audited by Miller and Lents, independent petroleum engineering consultants as of January 1, 2006, 2005 and 2004, respectively. The most recent reserves estimates were calculated using oil and natural gas prices for us in effect on January 1, 2006. Any significant price changes could have a material effect on the quantity and present values of our proved reserves.

Petroleum engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. Estimates of the value and quantity of economically recoverable oil and natural gas reserves, rates of production, future net revenues and cash flows and the timing of development expenditures necessarily depend upon a number of variable factors and assumptions, including the following:

•	historical production from the area compared with production from other comparable producing areas;

•	interpretation of geological and geophysical data;

•	the assumed effects of regulations adopted by governmental agencies;

•	assumptions concerning future percentages of international sales;

•	assumptions concerning future oil and natural gas prices;

•	capital expenditures; and

•	assumptions concerning future operating costs, tax on the extraction of commercial minerals (the unified natural resources production tax) and excise taxes, development costs and workover and remedial costs.

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

Risks Relating to Investment in our GDSs

You may be unable to repatriate your earnings from our GDSs

Russian currency control legislation pertaining to payment of dividends currently allows dividends on ordinary shares to be paid in foreign currencies. However, most Russian companies declare and pay dividends in rubles. Under this legislation, ruble dividends may be converted into U.S. dollars by The Bank of New York, acting as depositary for our global depositary receipt (‘‘GDR’’) program (the ‘‘Depositary’’) under the deposit agreement filed as an exhibit to this annual report (see Exhibit 2.1— Form of Amended and Restated Deposit Agreement dated as of July 10, 2006 between OAO Tatneft and The Bank of New York, as Depositary, and holders from time to time of Global Depositary Shares thereunder) (the ‘‘Deposit Agreement’’), for distribution to owners of GDSs without restriction.

The ability of the Depositary and other persons to convert rubles into U.S. dollars (or another hard currency) is also subject to the availability of U.S. dollars (or another hard currency) in Russia’s currency markets. Although there is an existing market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter markets, the further development of this market is uncertain. At present, there is no market for the conversion of rubles into foreign currencies outside of Russia and the CIS and no viable market in which to hedge ruble and ruble-denominated investments. See ‘‘Item 10—Additional Information—Exchange Controls.’’

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

The market price of our shares and GDSs could be adversely affected by potential future sales

The trading price of our shares and GDSs could be adversely affected as a result of sales of substantial numbers of our shares in the public market, or by the perception that this could occur. These factors could also make it more difficult to raise capital through equity or equity-linked offerings.

As of May 15, 2006, the Tatarstan government, through its wholly-owned entity Svyazinvestneftekhim and its subsidiary Investneftekhim, held approximately 33.59% of our capital stock and 35.87% of our Ordinary Shares. Svyazinvestneftekhim is free to dispose the Ordinary Shares it holds at any time. Significant dispositions of these shares could adversely affect the price of our GDSs.

Our decision to delist our GDSs from the NYSE could adversely affect the liquidity of our GDSs

On August 18, 2006, we have notified the NYSE of our intention to delist our GDSs. The decision to delist our GDSs from the NYSE and to terminate, when circumstances permit, our registration with the SEC was approved by our Board of Directors on June 30, 2006. On September 5, 2006, we filed Form 25 with the SEC to remove our securities from listing from the NYSE. Trading of the GDSs on the NYSE ceased on September 14, 2006. Following the delisting from the NYSE, our GDSs continue to be traded on the LSE and our Ordinary Shares continue to be traded on the Russian Trading System (the ‘‘RTS’’) and the Moscow Interbank Currency Exchange (the ‘‘MICEX’’). Pursuant to the Deposit Agreement, we

have designated November 15, 2006 as a ‘‘Certification Date.’’ The Deposit Agreement provides that, after the Certification Date, the Ordinary shares of the Company underlying all GDRs except those beneficially owned by persons who, on or before the Certification Date, (i) have certified that they are not ‘‘resident in the United States’’ or (ii) have certified that they are ‘‘qualified institutional buyers’’ (‘‘QIBs’’) and have been approved by the Company, will be sold by the Depositary outside the United States pursuant to Regulation S under the U.S. Securities Act of 1933, as amended (the ‘‘Securities Act’’), and, upon completion of those sales, the proceeds of those sales will be transferred to the beneficial holders of such GDRs subject to the terms and conditions of the Deposit Agreement. A beneficial owner's certification that he, she or it either (i) is not ‘‘resident in the United States’’ or (ii) is a QIB and requests permission to continue to hold the Company's GDRs will not be effective for this purpose unless the beneficial owner, together with the certification, deposits its GDR with the Depositary or transfers the relevant GDRs to a blocked account with The Depository Trust Company, in either case until after the Certification Date.

Although we believe that the trading of our GDSs outside of Russia on a single market will increase the liquidity of our GDSs, as a result of the delisting of our GDSs from the NYSE and our decision to terminate, when circumstances permit, our registration with the SEC, the market for our GDSs may become less liquid, which could result in a decline in the market price of our GDSs.

The rights of non-Russian residents to own or vote our shares or GDSs may be subject to restrictions

According to the Law on the Securities Market and the regulations of the Russian Federal Commission on the Securities Market, the predecessor of the FSFM, the deposit of shares of a Russian company into deposit receipt (‘‘DR’’) programs requires the permission of the FSFM. Such permission may be denied, among other reasons, if more than 35% of the class of shares eligible for deposit into the DR program will circulate outside Russia, including in the form of GDSs, or if the DR program contemplates the voting of the shares underlying the deposit shares (‘‘DSs’’) other than in accordance with the instructions of the DS holders. Until July 10, 2006, in the absence of instructions from holders of our GDSs, the Depositary was entitled to give a proxy to vote the shares underlying such GDSs to our representative. From July 10, 2006, the shares underlying our GDSs may not be voted other than in accordance with the instructions of GDS holders and GDSs for which the Depositary does not receive timely voting instructions are not voted. Our GDR program had no express limitations on the deposit of our Ordinary Shares into the program until July 10, 2006. From July 10, 2006, Ordinary Shares may not be deposited into the program absent certification that the depositor is not resident in the United States. There is uncertainty as to whether the FSFM regulation applies to DR programs into which additional shares have been deposited and/or continue to be deposited in excess of 35% of the Ordinary Shares at the time of enactment of the regulation, or only to DR programs established after the time of its enactment. Articles appearing in the press have noted that in January 2003, The Bank of New York ceased deposits of shares of another Russian company into its DR program after the aggregate number of shares deposited into the program exceeded the amount permitted by the FSFM for this company. We have never applied to the FSFM or its predecessor entities for permission for our GDR program. The number of the Ordinary Shares deposited in our GDR program constitutes approximately 24.9% of our Ordinary Shares, and we may be required to limit the amount of the Ordinary Shares deposited in our GDR program to 35% of our Ordinary Shares. Accordingly, we can give no assurance that The Bank of New York, acting as Depositary for our GDR program, will allow additional deposits of the Ordinary Shares if they exceed the 35% limitation. Furthermore, the FSFM regulation does not specify the consequences of violating the regulation. An assertion that the FSFM regulation and/or the limitation on shares deposited in the program apply to our GDR program could have a material adverse effect on the market price of our Ordinary Shares or GDSs.

Voting rights with respect to the shares represented by our GDSs are limited by the terms of the Deposit Agreement for our GDSs and relevant requirements of Russian law, which may prevent or delay the ability of GDS holders to exercise their rights

GDS holders may exercise voting rights with respect to the Ordinary Shares represented by GDSs only in accordance with the provisions of the Deposit Agreement and relevant requirements of Russian law. However, there are practical limitations with respect to their ability to exercise their voting rights due to the additional procedural steps involved in communicating with them. For example, the Joint-Stock Companies Law and the Charter require us to notify shareholders at least 20 days in advance of any general meeting, 30 days in advance if the agenda of such meeting includes an item on the Company’s reorganization and at least 50 days in advance of an extraordinary meeting relating to election of directors. Holders of our Ordinary Shares receive notice directly from us and are able to exercise their voting rights by either attending the meeting in person or voting by proxy.

By comparison, a GDS holder will not receive notice directly from us. Rather, in accordance with the Deposit Agreement, we will provide the notice to the Depositary. The Depositary has undertaken in turn, as soon as practicable thereafter, to mail to GDS holders the notice of such meeting, voting instruction forms and a statement as to the manner in which instructions may be given by holders. To exercise his or her voting right, the GDS holder must then instruct the Depositary how to vote its shares. Because of this extra procedural step involving the Depositary, the process for exercising voting rights may take longer for GDS holders than for holders of Ordinary Shares. GDSs for which the Depositary does not receive timely voting instructions will not be voted. In addition, although securities regulations expressly permit the Depositary to split the votes with respect to the shares underlying the GDSs in accordance with instructions from GDS holders, this regulation remains untested, and the Depositary may choose to refrain from voting at all unless it receives instructions from all GDS holders to vote the shares in the same manner. GDS holders may thus have significant difficulty in exercising voting rights with respect to the shares underlying the GDSs.

Because the Depositary may be considered the beneficial holder of the shares underlying the GDSs, these shares may be arrested or seized in legal proceedings in Russia against the Depositary, adversely affecting the holders of our GDSs

Russian regulations governing nominee holders, including global custodians and GDS depositaries in their custodial capacity, are underdeveloped and subject to varying interpretations. For example, it is unclear whether global custodians and GDS depositaries that are acting outside of Russia for non-Russian clients and investors but who are, on behalf of their clients and investors, holding in Russia through a Russian licensed custodian, securities issued by Russian companies, including our Ordinary Shares underlying our GDSs, are required to obtain a license from the FSFM to hold Russian securities on behalf of these clients and investors. If they do not obtain this license, their ‘‘nominee holder’’ status in Russia might not be recognized and therefore they may be viewed under Russian law as the beneficial owner. Because Russian law may not recognize GDS holders as beneficial owners of the underlying shares, it is possible that a GDS holder could lose all its rights to those shares if the Depositary’s assets in Russia are seized or arrested. In that case, a GDS holder would lose all the money invested in our GDSs.

Russian law may treat the Depositary as the beneficial owner of the shares underlying the GDSs. This is different from the way other jurisdictions treat GDSs. In most states of the United States, for example, although shares may be held in the depositary’s name or to its order, making it a ‘‘legal’’ owner of the shares, the GDS holders are the ‘‘beneficial,’’ or real owners. In those jurisdictions, an action against the depositary, the legal owner, would not result in the beneficial owners losing their shares. Russian law may not make the same distinction between legal and beneficial ownership, and a court may only recognize the rights of the depositary in whose name the shares are held, not the rights of GDS holders, to the underlying shares. Thus, in proceedings brought against a depositary, whether or not related to shares underlying GDSs, Russian courts may treat those underlying shares as the assets of the depositary, subject to seizure or arrest. We do not know yet whether the shares underlying the GDSs may be seized or arrested in Russian legal proceedings against a depositary. In the past, a lawsuit was filed against a depositary bank seeking the seizure of various Russian companies’ shares represented by GDSs issued by that depositary. In the event that this type of suit were to be successful in the future, and if the shares underlying our GDSs were to be seized or arrested, the GDS holders involved would lose their rights to such underlying shares.

Given that under Russian law the Depositary may also be viewed as the owner of the shares underlying the GDSs, the Depositary may need to comply with various Russian legal requirements regarding aggregate share ownership in a Russian company. For example, under Russian law, a person must receive the prior approval of the Federal Antimonopoly Service, a successor to the Russian Ministry for Antimonopoly Policy and Support of Entrepreneurship, before holding more than 20% of a company the size of Tatneft. As of October 17, 2006, The Bank of New York held approximately 24.9% of our Ordinary Shares.

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

There is no treaty between the United States and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. Similarly, you may not be able to obtain or enforce foreign judgments against us on the same basis. These limitations may deprive you of effective legal recourse for claims related to your investment in our GDSs.

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

You may not be able to benefit from the United States-Russia double tax treaty

The Russian tax rules applicable to U.S. holders of our GDSs are characterized by significant uncertainties and by an absence of interpretive guidance. Russian tax authorities have not provided any guidance regarding the treatment of GDS arrangements, and there can be no certainty as to how the Russian tax authorities will ultimately treat those arrangements. In particular, it is unclear whether Russian tax authorities will treat U.S. holders as the beneficial owners of the underlying shares and dividends and other proceeds relating to the underlying shares and, therefore, persons entitled to the underlying shares, for the purposes of the United States-Russia double tax treaty. If the Russian tax authorities do not treat U.S. holders as the beneficial owners of such dividends and proceeds, then the U.S. holders would not be able to benefit from the provisions of the United States-Russia double tax treaty. In this event, dividends paid to U.S. holders generally will be subject to Russian withholding tax at a rate of 15% for holders that are legal entities and 30% for individual holders rather than the reduced rate of 5% for corporate legal entities owning at least 10% or more of our outstanding voting shares and the rate of 10% in other cases under the United States-Russia double tax treaty. See ‘‘Item 10— Additional Information—Taxation.’’

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

The Russian government’s shares in several vertically-integrated oil companies were placed under fiduciary management with banks and other institutions in the ‘‘loan-for-shares’’ program held in late 1995 under which the institutions extended loans to the government in return for the right to manage the shares. When these loans were not repaid at maturity, the lending institutions generally acquired the right to sell the stakes they had managed to settle the loans, which has resulted in the sale of the managed shares of Surgutneftegaz, Sidanco, Sibneft (renamed to Gazprom Neft after its acquisition by Gazprom in October 2005) and YUKOS.

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

The Russian oil industry has recently experienced significant consolidation, including the privatization sale of Slavneft, a large Russian oil company, to a consortium of shareholders who also control TNK and Sibneft, at the time, Russia’s third and fifth largest oil companies, respectively; establishment of a strategic joint venture between BP and TNK on the basis of their respective Russian assets; the sale of Yuganskneftegaz, the most significant subsidiary of YUKOS, to Rosneft; and the acquisition of Sibneft, the fifth largest oil producer in Russia, by Gazprom. Gazprom has publicly announced plans to proceed to further acquisitions of oil assets in Russia and abroad. In December 2005, Russneft, the tenth largest oil producer in Russia, acquired significant production and refinery facilities in Russia and announced its plans to acquire additional facilities in the near future.

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

Production

Oil production in Russia declined between the late 1980s and 1997. The decrease in production was attributable to many factors, including overproduction of wells during the Soviet period, lack of funds for capital expenditures to maintain operations, inefficient secondary recovery methods, insufficient transportation capacity in the pipeline system, losses during transit and reduced demand attributable to the Russian economic recession. In 1997, production increased by approximately 1.3% to approximately 305 million tons (2,172.5 million barrels (‘‘mmbbl’’)) as compared to 1996. After a slight decrease by approximately 0.8% to 303.2 million tons (2,159.7 mmbbl) in 1998, Russian crude oil production began to increase starting 1999. This rise has resulted from several factors, including relatively high world and domestic oil prices, increased rehabilitation of non-operational wells and increased export opportunities.

The table below sets forth data on Russian oil production for the years indicated:

Year	Russian production of crude oil		Change from prior year
	(millions of tons)	(mmbbl)
2005	470.0	3,349.2	2.5%
2004	458.8	3,268.1	8.9%
2003	421.4	3,001.6	11.0%
2002	379.6	2,703.9	12.7%
2001	336.9	2,399.7	7.7%
2000	312.7	2,227.4	2.5%
1999	305.0	2,172.5	0.6%

Source: BP Statistical Review of World Energy.

In general, reforms in regulation are now prompting the Russian oil industry to adopt commercially-oriented production practices. These reforms included the liberalization of crude oil and refined product prices and the elimination of export quotas and licensing requirements in early 1995. However, domestic pricing remained until recently significantly below world levels, hampering the ability of companies to reinvest or modernize production practices, equipment and facilities. The following table shows approximate crude oil production levels of the largest Russian oil companies in 2005, 2004 and 2003:

Company	2005(1)		2004(1)		2003(1)
	(millions of tons)
LUKOIL	87.3		84.1		78.9
TNK-BP(2)	74.9		70.3		43.0	(3)
Rosneft(4)	73.9		21.6		17.8
Surgutneftegaz	63.5		59.6		54.0
Gazprom Neft(2)(5)	32.8		34.0		31.4
Tatneft(6)	25.6		25.4		24.9
YUKOS(7)	24.4		85.7		80.7
Slavneft	24.0		22.0		18.1
Bashneft	11.9		12.0		12.0
Sidanco	—	(8)	—	(8)	18.6

Source: Interfax Petroleum Report, except for Tatneft.

(1)	Totals exclude the share of production of affiliated joint ventures.

(2)	Excludes production attributable to Slavneft.

(3)	Data for periods prior to 2004 is for TNK only.

(4)	Includes production at Yuganskneftegaz from 2005.

(5)	Formerly Sibneft, renamed after its acquisition by Gazprom in October 2005.

(6)	Including annual production attributable to our joint venture Tatoilgas, which is consolidated into our consolidated financial statements, of approximately 267,691 tons, 257,198 tons and 265,301 tons in the years ended December 31, 2005, 2004 and 2003, respectively. Including also approximately 173,783 tons (1.2 mmbbl), 173,495 tons (1.2 mmbbl) and 169,193 tons (1.2 mmbbl) in the years ended December 31, 2005, 2004 and 2003, respectively, produced at the third block of the Pavlovskoye area of the Romashkinskoye oil field operated by Ritek-Vnedreniye under a joint operations agreement with us.

(7)	Includes production at Yuganskneftegaz through 2004.

(8)	Included within TNK-BP starting from 2004.

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

In the second quarter of 1998, domestic crude oil prices, which had been previously unaffected by the decline in world market prices, decreased significantly. This reduced the profitability of domestic crude oil sales and had a negative impact on the operations of Russian oil companies. The increase in world and domestic oil prices in the second part of 1999 significantly helped Russian oil companies to increase profitability. World oil prices have increased significantly since January 1999, when the price was approximately U.S.$10.33 per barrel, resulting in windfall profits for Russia’s major oil producers. According to the International Energy Agency, the average prices of Brent crude, an international benchmark oil, for the three years ended December 31, 2005, 2004 and 2003, were approximately U.S.$54.38, U.S.$38.22 and U.S.$28.83 per barrel, respectively. The price of Brent crude was U.S.$58.80 per barrel at November 9, 2006. Russian crude oil export prices are determined based on the Brent crude, and it is expected that these prices will be determined based on the REBCO in the near future. At November 9, 2006, the price of the REBCO was 57.65 per barrel. See ‘‘—Current System of Oil-Related Taxes and Payments—Oil-Related Export Duties.’’ Crude oil prices increased during 2005 over the level at the end of 2004 as a result of an increase in global demand and the lack of spare oil production capacities, including as a result of tensions in the Middle East and war in Iraq, the aftermath of hurricane Katrina and growing demand in China.

Domestic prices have also risen from U.S.$30 to U.S.$35 per ton in January 1999 to an average of U.S.$91.60 per ton for 2001, declining in 2002 to an average of U.S.$83.70 per ton. Domestic prices were an average of RR2,439 per ton (U.S.$82.82 at the exchange rate prevalent on December 31, 2004) in 2004 and RR5,450 per ton (U.S.$192.51 at the exchange rate prevalent on December 31, 2005) in 2005.

Crude Oil Exports

Russian oil companies have significantly increased their crude oil exports since 1991 in light of the fall in domestic demand, a substantial gap between domestic and foreign prices and the elimination of export quotas and licensing requirements. The trunk pipelines for the transport of crude oil and refined products in Russia are controlled by Transneft and OAO Transnefteprodukt (‘‘Transnefteprodukt’’), both of which are state-controlled monopoly companies. The Russian government is expected to retain control over these entities for the foreseeable future. Since September 11, 2001, the pipeline capacity, including export pipeline capacity, and terminal access have been allocated among oil producers and their parent companies in proportion to the volumes of oil produced and delivered to the Transneft pipeline system (and not in proportion only to oil production levels, as was previously the case) in the prior quarter, planned oil production in the forthcoming quarter, and total pipeline capacity. As a consequence, most producers are able to export only between 30-35% of their oil production through the Transneft system. Limitations on access to the pipeline network act as a constraint on the ability of producers to export crude oil, and limited port, shipping and railway facilities further constrain exports of crude oil. Furthermore, Russian oil companies are required to pay taxes owed to the Russian government in order to maintain their access to export pipelines and terminals. Although there are Russian government-sponsored and private programs to improve pipeline and port capacity, it does not appear likely that the situation will improve significantly in the medium term.

In 2005, Russia exported approximately 204.1 million tons of crude oil to non-CIS countries, a 1.6% increase from 2004. In 2004 and 2003, Russian exports of crude oil to non-CIS countries amounted to approximately 200.9 million tons and 155.0 million tons, respectively. This represented a 30% increase from 2003, and a 12% increase from 2002. The following table shows approximate export volumes of crude oil for deliveries to non-CIS countries by certain Russian oil companies in 2005, 2004 and 2003:

Company	2005(1)		2004(1)		2003(1)
	(millions of tons)
TNK-BP(2)	37.6		30.8		18.8	(3)
LUKOIL	34.2		33.0		27.1
Rosneft(4)	34.2		6.8		6.4
Surgutneftegaz	27.5		20.9		18.3
Gazprom Neft(2)(5)	15.9		13.4		11.6
Tatneft	13.1		13.0		13.1
Slavneft	5.1		8.2		5.8
Bashneft	4.3		3.9		3.9
YUKOS(6)	1.6		34.0		29.6
Sidanco	—	(7)	—	(7)	8.3

Source: Interfax Petroleum Report, except for Tatneft.

(1)	Totals exclude the share of production of affiliated joint ventures.

(2)	Excludes production attributable to Slavneft.

(3)	Data for periods prior to 2004 is for TNK only.

(4)	Includes production at Yuganskneftegaz from 2005.

(5)	Formerly Sibneft, renamed after its acquisition by Gazprom in October 2005.

(6)	Includes production at Yuganskneftegaz through 2004.

(7)	Included within TNK-BP starting from 2004.

Refining

The current refining market in Russia is characterized by overcapacity. Refinery utilization since 1995 has remained at approximately 60%, which is relatively low by international measures. This rate has increased in recent years. Primary oil refining was 207.4 million tons in 2005, 195.0 million tons in 2004 and 190.0 million tons in 2003. This generally increasing trend reflects the growth in exports of refined products, since domestic consumption remained relatively stable. Russian vertically-integrated oil companies are now typically seeking to increase the utilization of their refining capacities as Russian domestic prices for refined products have risen and the Russian Government has raised the export duties on crude oil to a point where domestic sales of refined products now present an economic alternative to oil exports.

In September 2005, pursuant to a request of the Russian government, the leading Russian oil companies agreed to freeze the prices of refined products until the end of 2005. In March 2006, this freeze was extended until July 2006. Currently, while the Russian government considers the agreement on the freeze still in force, prices of refined products of the leading Russian oil companies are increasing. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company—We sell a significant portion of our crude oil and refined products in the Russian market, where prices have historically been lower than in the international markets. These sales may adversely affect our revenues.’’

Regulation of the Russian Oil Industry

General

Regulation of the oil industry in Russia is still evolving, with federal, regional and local authorities each promulgating rules.

At the federal level, regulatory supervision over the oil industry is divided primarily between the Ministry of Industry and Energy of the Russian Federation and the Ministry of Natural Resources of the Russian Federation. The Ministry of Industry and Energy is responsible for the development of governmental policy in the industry and coordination of the activities of oil companies. The Ministry of Natural Resources is responsible for the development of the governmental policy and regulation in the sphere of exploration, use, restoration and protection of natural resources and the environment.

The federal ministries in Russia are not, however, responsible for compliance control or management of state property and provision of state services, which are directed by the federal services and the federal agencies, respectively. The federal services and agencies that regulate oil industry include: the Federal Agency for Subsoil Use, the Federal Service for the Supervision of the Use of Natural Resources, the Federal Service for Environmental, Technological and Nuclear Supervision, the Federal Customs Service and the Federal Tariff Service.

The Federal Agency for Subsoil Use organizes tenders and auctions, issues licenses for the use of natural resources and approves design documentation for subsoil use.

The Federal Service for the Supervision of the Use of Natural Resources oversees compliance with the terms and conditions of subsoil licenses and certain aspects of environmental legislation, controls geological exploration, rational use and protection of subsoil and effectuates official examination of ecological projects documentation.

The Federal Service for Environmental, Technological and Nuclear Supervision oversees compliance with certain mandatory industrial safety rules and environmental legislation, including safety procedures in connection with installation, deployment and operation of technical devices and machinery which we use in our activity and the procedure for maintaining production and technological processes. The Federal Service for Environmental, Technological and Nuclear Supervision also issues licenses for certain industrial activities and activities relating to safety and environmental protection, such as licenses for exploitation of fire risk mining works and conduct of explosive operations, surveyor’s works and use of dangerous wastes; registers dangerous objects and establishes limits for wastes disposal.

The Federal Antimonopoly Service is authorized to pursue the state policy aimed at promoting the development of the commodity markets and competition, at exercising state control over the observance of antimonopoly legislation and at preventing and terminating monopolistic activity, unfair competition and other actions restricting competition. The Federal Antimonopoly Service, inter alia, oversees the acquisition of controlling stakes in companies and dominant market position.

The Federal Tariffs Service is a regulatory body in the sphere of state regulation of prices (tariffs) on goods (services) and control over its implementation, and in the sphere of state regulation of natural monopolies. The Federal Tariffs Service, among other things, addresses issues related to access to Transneft’s oil pipelines and its tariffs.

Regional and local authorities enforce their taxation regimes, administer land-use regulations and oversee compliance with environmental and worker safety rules. Local and regional authorities also exercise some control over the use of the national and local pipeline grid through their jurisdiction to regulate land use and environmental matters.

Recently, the Russian Ministry of Industry and Energy has prepared a draft law restricting foreign investments in certain ‘‘strategic’’ Russian industries. It provides that foreign investors may own, directly or through a chain of affiliated companies, not more than certain percentage (with the exact figure being a discrepancy in the range of 30-50%) of the share capital of a company involved in a ‘‘strategic’’ industry. In addition, a governmental approval will reportedly be required for acquisition by a foreign investor of more than 25% of a company involved in a ‘‘strategic’’ industry. On March 2, 2006, the Kommersant daily newspaper published a list of 39 ‘‘strategic’’ industries that might be influenced by the proposed law, which included production of natural resources. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Russian Legal System and Russian Legislation—Possible restrictions of foreign investments in strategic industries may limit your ability to hold or sell our GDSs.’’

Licensing

In Russia, mining mineral resources requires a subsoil license issued by the Federal Agency for Subsoil Use with respect to an identified mineral deposit, as well as the right (through ownership, lease or other right) to use the land plot where such licensed mineral deposit is located. In addition, operating permits are required with respect to specific mining activities.

The primary law regulating subsoil licensing is the Subsoil Law, and the regulations adopted thereunder, which set out the regime for granting licenses for the exploration and production of mineral resources and subsoil use regime.

There are two major types of licenses:

•	exploration licenses, which are non-exclusive licenses granting the right of geological exploration and assessment within the license area; and

•	production licenses, which grant the licensee an exclusive right to produce minerals from the license area.

In practice, many of the licenses are issued as combined (exploration and production) licenses, which grant the right to explore, assess and produce minerals from the license area, which is defined in terms of latitude, longitude and depth.

Important amendments to the Subsoil Law, passed in August 2004, significantly changed the procedure for awarding exploration and production licenses, in particular abolishing the joint grant of licenses by federal and regional authorities. Production licenses and combined exploration and production licenses are currently awarded by tender or auction conducted by special commissions of the Federal Agency for Subsoil Use. While such auction or tender commission may include a representative of the relevant region, the separate consent of regional authorities is no longer required in order to issue subsoil licenses. The winning bidder in the tender is selected on the basis of the submission of the most technically competent, financially attractive and environmentally sound proposal that meets published tender terms and conditions. In limited circumstances, production licenses may also be issued without holding an auction or tender, for instance, to holders of exploration licenses that discover mineral resource deposits through exploration work conducted at their own expense.

The term of the license is set forth in the license. Until January 2000, when important amendments to the Subsoil Law were introduced, exploration licenses were typically granted for up to five years, while production licenses were granted for up to twenty years and licenses for combined activities were granted for up to twenty-five years. Under the Subsoil Law, as currently in effect, the maximum term of an exploration license remains five years and a production license may be issued for the useful life of the mineral reserves field, calculated on the basis of a feasibility study, except under certain circumstances in which the license may be issued for a term of one year, and combined licenses can be issued for a term of useful life of the mineral reserves field, calculated on the basis of a feasibility study. A license recipient is also usually granted rights to use the land surrounding the license area.

According to Article 10 of the Subsoil Law, a license to use a field must be extended by the relevant authorities at the initiative of the license holder if the extension is necessary to finish production in the field, provided that the licensee has not violated the terms of the license. We believe that our existing production licenses will be extended at or prior to their scheduled expiration and we will apply for extensions of our existing production licenses when appropriate. However, in the event that the Russian government determines that we have not complied with the terms of one of our licenses, it may not extend the license upon the expiration of its current period. See ‘‘Item 4—Information on the Company—Exploration and Production’’ and ‘‘Item 5—Operating and Financial Review and Prospects— Licenses.’’

Licenses may be transferred only under certain limited circumstances that are identified in the Subsoil Law, including the reorganization or merger of the license holder or in the event that an initial license holder transfers its license to a legal entity in which it has at least a 50% ownership interest, provided that the transferee possesses the equipment and authorizations necessary to conduct the exploration or production activity that is covered by the transferred license. On October 25, 2006, President Putin signed a law introducing amendments to the Subsoil Law that simplify the transfer of licenses in case of transfers between vertically integrated companies. Under these amendments, the circumstances under which licenses may be transferred were extended to cover (i) transfer from a parent company to its subsidiary, (ii) transfer from a subsidiary to its parent company, and (iii) transfer between two subsidiaries of a common parent company where such transfer is effected at the direction of such parent company. The new transferee shall be a company incorporated under the laws of the Russian Federation, comply with the statutory requirements of a subsoil user and other requirements imposed by conditions of the tender, auction or license under which the right of usage was granted, and shall have received all assets necessary for carrying on activities, specified in the license, including the objects of infrastructure.

A license holder has the right to develop and sell oil extracted from the license area. The Russian Federation, however, retains ownership of all subsoil resources at all times, and the license holder only has rights to the crude oil when extracted.

A license granted under the Subsoil Law is generally accompanied by a licensing agreement executed by the federal authorities and the licensee. The licensing agreement sets out the terms and conditions for the use of the subsoil license, certain environmental, safety and production commitments, including:

•	bringing the field into production by a certain date;

•	extracting annually an agreed target amount of reserves;

•	conducting agreed drilling and other exploratory and development activities;

•	protecting the environment in the license areas from damage;

•	providing geological information and data to the relevant authorities;

•	submitting on a regular basis formal progress reports to regional authorities.

If the subsoil licensee fails to fulfill the license’s conditions, upon notice, the license may be terminated by the licensing authorities. However, if a subsoil licensee cannot meet certain deadlines or achieve certain volumes of exploration work or production output as set forth in a license, it may apply to amend the relevant license conditions though such amendments may be denied.

Government authorities, such as the Federal Service for the Supervision of the Use of Natural Resources and the Federal Service for Environmental, Technological and Nuclear Supervision, or their regional division, oversees compliance by subsoil license users with the terms of licenses and applicable legislation.

The Subsoil Law and other Russian legislation contain extensive provisions for license limiting, suspension or termination. A licensee can be fined for failing to comply with a subsoil production license and a subsoil production license can be revoked, suspended or limited in certain circumstances, including:

•	breach or violation by the licensee of material terms and conditions of the license. Although the Subsoil Law does not specify which terms are material, failure to pay subsoil taxes and failure to commence operations in a timely manner have been common grounds for limiting, suspending or terminating a license. Consistent overproduction or underproduction and failure to meet obligations to finance a project that are established by the relevant licensing agreement would also be likely to constitute violations of material license terms;

•	repeated violation by the licensee of the subsoil regulations;

•	failure by the licensee to commence operations within a required period of time or to produce required volumes, both as specified in the license;

•	the occurrence of an emergency situation;

•	the emergence of a direct threat to the life or health of people working or residing in the area affected by the operations under the license;

•	liquidation of the licensee; and

•	non-submission of reporting data in accordance with the legislation.

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

Certain activities relating to the oil and gas industry require specific licenses, authorizations and permits. These include the construction, operation, repair, manufacture and installation of oil and natural gas producing equipment and refining facilities, the storage of oil and natural gas and their respective products, the processing and transportation of hydrocarbons and hydrocarbon products and the construction and manufacturing of buildings and other structures connected with oil and natural gas activities, discharge of pollutants into the environment, handling of hazardous waste, fire prevention and fighting.

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

Approximately 93% of the oil produced in Russia is transported through Transneft, the state-owned monopoly owner and operator of Russia’s trunk crude oil and export pipelines. Transportation of oil is based on contracts with Transneft and its subsidiaries, which set forth the basic obligations of the contracting parties, including the right of Transneft to blend or substitute a company’s oil with oil of other producers. Transneft establishes and collects on prepayment terms a ruble tariff on domestic shipments and an additional hard currency tariff on exports. The Federal Tariff Service is authorized to periodically review and set the tariff rates applicable for each segment of the pipeline. The Druzhba pipeline, which is operated by Transneft in Russia and extends from central Russia (near to our production fields) to markets in the Czech Republic, Germany, Hungary, Poland and Slovakia, has throughput capacity of approximately 1.5 mmbbl of oil per day and currently accommodates over a third of total Russian exports.

Currently, the allocation of pipeline and terminal access rights is overseen by the Ministry of Industry and Energy, which approves quarterly schedules that, among other things, detail the precise volumes of oil that each oil producer can pump through the Transneft system. These quarterly schedules provide certain stability in the export regime for Russian oil companies. Once the access rights are allocated, oil producers generally cannot increase their allotted capacity in the export pipeline system, although they do have limited flexibility in altering delivery routes. Oil producers are generally allowed to assign their access rights to third parties, provided that these third parties have no tax liability.

In 2001, the Russian government began reforming the system of pipeline allocation and terminal access rights. Since September 2001, pipeline and terminal access rights have been distributed among oil producers and their parent companies in proportion to the volumes of oil produced and delivered to the Transneft pipeline system in prior periods (not only in proportion to oil production volumes).

Generally, Transneft has no ability to transport individual batches of crude oil, which results in the blending of crude oil of differing qualities. Transneft does not currently operate a system whereby companies, including Tatneft, shipping heavy and sour (high sulfur content) crude oil compensate the shippers of higher-quality crude oil for deterioration in crude quality due to blending. Although the introduction of a blending compensation system, often referred to as a ‘‘quality bank,’’ is currently under discussion between Transneft and the Russian government, these proposals are generally met with aggressive resistance by producers, including Tatneft, with reserves of a lower quality and regional authorities where such reserves are located.

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

In order to protect national economic interests, the Russian government currently implements tariff regulations through the use of export duties. The amounts of export duties vary depending on existing crude oil prices. See ‘‘—Current System of Oil-Related Taxes and Payments—Oil-Related Export Duties’’ under this Item.

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

The Russian Federal Law on Environmental Protection dated January 10, 2002 (the ‘‘Environmental Protection Law’’) established a ‘‘pay-to-pollute’’ regime administered by the Federal Service for Ecological, Technological and Nuclear Supervision and other federal and regional authorities. Fees are assessed both for pollution within the limits agreed of emissions and effluents and for pollution in excess of these limits. There are additional fines for certain other breaches of environmental regulations. The Environmental Protection Law does not stipulate precise requirements for the clean-up of pollution, although it does contain an obligation to provide full compensation for all environmental losses caused by pollution. The rates of the ‘‘pay-to-pollute’’ regime are determined by the Government Decree No. 344 ‘‘On Rates of Payments for Pollutant Emissions Into the Air by Stationary and Mobile Sources, Pollutant Disposals Into Surface and Underground Waters, Disposal of Production and Consumption Waste’’ dated June 12, 2003. The lowest fees are imposed for pollution within the statutory limits, intermediate fees are imposed for pollution within the individually approved limits, and the highest fees are imposed for pollution exceeding such limits.

Natural resources development matters are subject to periodic environmental evaluation. While these evaluations have in the past generally not resulted in substantial limitations on natural resources exploration and development activities, they are expected to become increasingly strict in the future. Currently, conducting operations that may cause damage to the environment without state ecological expertise may result in negative consequences. Thus, if the operations of a company violate environmental requirements or cause harm to the environment or any individual or legal entity, environmental authorities may suspend these operations or a court action may be brought to limit or ban these operations and require the company to remedy the effects of the violation. Any company or employee that fails to comply with environmental regulations may be subject to administrative and/or civil liability, and individuals (including managers of legal entities) may be held criminally liable. Courts may also impose clean-up obligations on violators in lieu of or in addition to imposing fines.

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

The rates at which particular payments are to be levied are usually established in a license by federal authorities within a range of minimum and maximum rates established by the Subsoil Law. These rates are not significant.

The Unified Natural Resources Production Tax

Federal Law No. 126-FZ of August 8, 2001, which amended the Tax Code and became effective on January 1, 2002 (the ‘‘Natural Resources Production Tax Law’’), amended the previously existing regime of mineral resource restoration payments, royalties and excise taxes on the production of oil and gas condensate and replaced all such taxes with the unified natural resources production tax, a tax on the extraction of commercial minerals.

For the year ended December 31, 2005, the base tax rate for the unified natural resources production tax was set at RR419 per ton of crude oil produced (RR347 per ton of crude oil produced for the years ended December 31, 2004 and 2003), and is adjusted monthly depending on the market price of Urals blend and the ruble exchange rate. The tax becomes zero if the Urals blend price falls to or below U.S.$9.00 per barrel (U.S.$8.00 per barrel prior to January 1, 2005). For the year ended December 31, 2005, the average effective rate for the unified natural resources production tax, based on the Urals blend market price and ruble exchange rates, was RR1,873 per ton of crude oil produced. For the years ended December 31, 2004 and 2003, this rate was RR1,053 per ton and RR801 per ton, respectively.

Pursuant to the Federal Law No.151-FZ ‘‘On Amendments in Chapter 26 of Part II of the Tax Code of the Russian Federation and Considering Certain Expired Legislative Acts of the Russian Federation’’ dated July 27, 2006 (the ‘‘New Natural Resources Production Tax Law’’) effective from January 1, 2007, the rate for the unified natural resources production tax will be differentiated. Under the New Natural Resources Production Tax Law, the tax rate for the production of oil is set at RR419 per ton starting January 1, 2007. This tax rate will be applied with a coefficient based on the levels of the international oil prices and the levels of depletion of the oil fields. Such formula will benefit producers of oil fields having a depletion level superior to 80%, such as our Company, with a 30% decrease in tax expenses compared to the current expenses for oil fields having a depletion level of 100%.

In addition, the New Natural Resources Production Tax Law sets the tax rate at 0% up to a total of 25 million tons of oil produced in the region referred to as Eastern-Siberian Oil and Gas Province (which include Yakutia, the Irkutsk region and Krasnoyarskyi Krai), in order to stimulate development of new oil fields. Development of such fields has a 10-year term for production and exploration licenses and a 15-year term for licenses for production and geological survey.

The New Natural Resources Production Tax Law also establishes a 0% tax rate for highly viscous oil production from resources containing oil with viscosity over 200 Megapascal second in layer conditions, such as bitumen. This provision may benefit us as we are currently conducting active exploration works of bitumen resources on the territory of Tatarstan. See ‘‘—History and Development—Development—Developments in 2006’’ and ‘‘—Strategy—Develop bitumen production’’ under this Item.

Under the draft treaty relating to the delineation of authority between Tatarstan and Russia, which was approved by the Parliament of Tatarstan, signed by the President of Tatarstan and recently submitted by President Putin to the State Duma for ratification, Tatarstan may exercise considerable power over its internal affairs. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Russian Federation—Political and social risks—Conflicts between federal and regional authorities and other political conflicts could create an uncertain operating environment that could hinder our long-term planning ability and could adversely affect the value of investments in Russia’’ and ‘‘Item 3—Key Information—Risk Factors—Risks Relating to Tatarstan—Relations between Tatarstan and Russia may deteriorate, adversely affecting our business.’’ In particular, it is envisaged that Tatarstan exercise power over production of hydrocarbons in Tatarstan, including the power to establish rates of the production tax.

Oil-Related Payments for the Right to Explore and Appraise Oil Fields and Prospect for Natural Resources

Historically, Russian oil companies made payments for the right to explore and appraise oil fields, as well as payments for the right to prospect for natural resources as a percentage of the value of exploration and appraisal works (1-2%) and the value of prospecting works (3-5%).

Starting from 2002, the Natural Resources Production Tax Law introduced a new approach to the calculation of these payments. This law linked the payments to the size of the license area provided to the user of the subsoil. The minimum and the maximum rates of quarterly payments are set by Federal Law No. 57-FZ of May 29, 2002:

•	the rate for the right to explore and appraise oil fields is from RR120 (RR50 for offshore areas) per square kilometer to RR360 (RR150 for offshore areas) per square kilometer; and

•	the rate for the right to prospect for natural resources from RR5,000 (RR4,000 for offshore areas) per square kilometer to RR20,000 (RR16,000 for offshore areas) per square kilometer.

Exact rates for specific areas are to be set by the Federal Agency for Subsoil Use. Where these specific rates have not been set, the above maximum rates shall apply.

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

The rates of customs duties established by the Russian government should not exceed the rates calculated in accordance with the following framework set out in the amended Law on Customs Tariff:

Average Price for Urals Crude Oil Blend(1)	Export customs duties
Up to U.S.$109.50 per ton (U.S.$15.37 per barrel)	0%
U.S.$109.50 to U.S.$146 per ton (U.S.$15.37 to U.S.$20.50 per barrel)	35% of the difference between the actual price (per ton) and U.S.$109.50
U.S.$146 to U.S.$182.50 per ton (U.S.$20.50 to U.S.$25.62 per barrel)	U.S.$12.78 plus 45%(2) of the difference between the actual price (per ton) and U.S.$146
Greater than U.S.$182.50 per ton (U.S.$25.62 per barrel)	U.S.$29.2 plus 65%(3) of the difference between the actual price (per ton) and U.S.$182.50

(1)	The Urals crude oil blend price is calculated as the price for Urals blend on world markets (Mediterranean and Rotterdam) for the two months immediately preceding the current two-month period.

(2)	This rate was 35% prior to June 2004.

(3)	This rate was 40% prior to June 2004.

The current export customs duty on crude oil, pursuant to the amended Government Regulation No. 939 of December 9, 2000 (effective from October 1, 2006) is U.S.$237.6 per ton (U.S.$33.36 per barrel), on light refined products is U.S.$172.4 per ton (U.S.$24.20 per barrel) and on dark refined products is U.S.$92.9 per ton (U.S.$13.04 per barrel) (as compared to U.S.$216.4 per ton (U.S.$30.38 per barrel), U.S.$ 158,1 per ton (U.S.$22.20 per barrel) and U.S.$85.2 per ton (U.S.$11.96 per barrel), respectively, prior to October 1, 2006).

The New York Mercantile Exchange (the ‘‘NYMEX’’) began to trade the REBCO on October 20, 2006. The trading was transferred on October 23, 2006 to the Chicago Mercantile Exchange (‘‘CME’’) Globex electronic trading platform in London. It is planned that the trading will be transferred before the end of 2007 to the St. Petersburg Commodities and Raw Materials Exchange, currently under formation. The REBCO is sold on CME Globex under futures contracts providing for physical deliveries on a free-on-board basis at the port of Primorsk on the Baltic Sea. It is expected that Russian crude oil export prices will be determined based on the REBCO in the near future, rather than based on the Brent crude currently in use. The Russian Government plans to establish from 2008 the rates of the unified natural resources production tax and the export duties based on the REBCO, rather than based on Urals blend currently in use.

Current Excise Tax on Oil Products

Historically gasoline, diesel fuel and motor oils were subject to a fuel sales tax at 25% of their value. Excise tax was payable only with respect to gasoline. Effective January 1, 2001, this fuel sales tax has been abolished, and excise tax became applicable to all of the above products. The current excise tax rates on oil products are as follows:

Oil Product	Rate per ton
(in RR)
Gasoline with octane numbers not exceeding ‘‘80’’ (low octane gasoline)	2,657
Gasoline with octane numbers exceeding ‘‘80’’ (high octane gasoline)	3,629
Diesel fuel	1,080
Motor oil	2,951

BUSINESS OVERVIEW

Tatneft is one of the largest producers of crude oil in Russia. Substantially all of our production and other operations are located in Tatarstan, a republic of Russia situated between the Volga River and the Ural Mountains and located approximately 750 kilometers southeast of Moscow. We currently hold most of the exploration and production licenses and produce over 80% of the crude oil produced in Tatarstan. Our total proved reserves of crude oil were approximately 824.4 million tons (5,872.2 mmbbl), 814.4 million tons (5,801.1 mmbbl) and 836.6 million tons (5,959.0 mmbbl) as of January 1, 2006, 2005 and 2004, respectively. We revised our estimate of the net oil reserves as of January 1, 2006, as set out in the Revised Reserves Report. See ‘‘Exhibit 15.1—Report of Reserve Consultants, Miller and Lents, Ltd., dated September 26, 2006’’ and ‘‘—Exploration and Production’’ under this Item. In addition to crude oil production, in recent years we have diversified our operations by building up our refining capabilities, developing a network of retail service stations, creating a petrochemicals holding division centered around one of Russia’s largest tire producers OAO Nizhnekamskshina (‘‘Nizhnekamskshina’’) and, until recently, providing banking services through OAO Bank Zenit (‘‘Bank Zenit’’) and AB Bank Devon-Credit (‘‘Bank Devon-Credit’’) (see ‘‘Appendix A—Tatneft’s Banking Operations’’). Our sales and other operating revenues were RR300,358 million, RR206,782 million and RR155,818 million for the years ended December 31, 2005, 2004 and 2003, respectively. We employed approximately 80,560 persons as of December 31, 2005.

HISTORY AND DEVELOPMENT

Tatneft is an open joint-stock company organized under the laws of Russia and Tatarstan. Our principal business is to explore for, develop, produce and market crude oil. Our registered office is located at 75 Lenin Street, Almetyevsk, Tatarstan 423450, Russian Federation (telephone: 7-8553-250-700). Our main offices and virtually all of our administrative staff are located in Almetyevsk, a city located approximately 950 kilometers southeast of Moscow and 250 kilometers southeast of Kazan, the capital of Tatarstan. Our agent for service of process in the United States in connection with any suit or proceeding arising out of, or relating to, our Ordinary Shares, GDSs or the Deposit Agreement pursuant to which they were issued is Puglisi & Associates, located at 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715, United States of America.

History

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

The first oil was discovered in Tatarstan in 1943, and Romashkinskoye oil field, the largest oil field in Tatarstan, was discovered in 1948. PA Tatneft received the right to develop the Romashkinskoye field in 1950 when PA Tatneft was formed. It was soon thereafter given the right to develop what is now Tatneft’s second largest oil field, the Novo-Yelkhovskoye field. Tatneft still produces most of its crude oil from these two fields. PA Tatneft subsequently also acquired licenses to numerous smaller fields in Tatarstan. See ‘‘—Exploration and Production’’ under this Item and ‘‘Item 5—Operating and Financial Review and Prospects—Licenses.’’

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

Our other business segments are refining and marketing (including our interests in ZAO Nizhnekamsk Oil Refinery, OAO Nizhnekamsk Oil Refinery (until September 2005), the Kichuyi oil refinery, our gas production, transportation and refining division Tatneftegaspererabotka, a minority stake in ZAO Ukrtatnafta (‘‘Ukrtatnafta’’) and interests in oil trading companies and gas stations) and petrochemicals (including our interests in one of the largest Russian tire producers, Nizhnekamskshina, and its technologically-integrated enterprises and management company OOO Tatneft-Neftekhim (‘‘Tatneft-Neftekhim’’)). Until recently, we also conducted banking operations through our majority stakes in Bank Devon-Credit (until December 2005), Bank Zenit (until April 2005) and a 32.27% stake in OAO Bank Ak Bars (‘‘Bank Ak Bars’’).

Development

Developments in 2003

Exploration and Production

In 2003, we allowed our stake in Tatnefteotdacha, a joint venture that specializes in recovering hard-to-extract oil and increasing oil production efficiency, to decline from 14.5% to 3.5% following an additional share issuance in which we did not participate.

Refining and Marketing

In 2003, TAIF brought a case before the arbitrazh court of the Tatarstan Republic claiming the return of the CDU leased to OAO Nizhnekamsk Oil Refinery because of alleged breaches by OAO Nizhnekamsk Oil Refinery of several provisions of the Lease Agreement. On October 6, 2003 the arbitrazh court of the Tatarstan Republic ruled in favor of TAIF.

In December 2003, together with the government of Tatarstan, OAO Tatneftekhiminvest-Holding, a holding company of the government of Tatarstan, Nizhnekamskneftekhim, LG International Corp. and LG Engineering and Construction Corp., we signed a letter of intent contemplating future joint work on the construction of an oil refining and petrochemicals facility in Tatarstan. We subsequently formed OAO TKNK (‘‘TKNK’’) in order to carry out feasibility studies and arrange for financing of the construction of the oil refining and petrochemicals facility. We held a 45.5% interest in TKNK, Nizhnekamskneftekhim held a 36.4% interest, Svyazinvestneftekhim held a 9.1% interest and LG International Corp. held a 9.1% interest.

Other Developments

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

Developments in 2004

Exploration and Production

In 2004, we acquired 33.3% of OAO Kalmneftegaz (‘‘Kalmneftegaz’’), which holds four licenses to explore and develop four oil fields in Kalmykia and two licenses for geological survey in Kalmykia. We also acquired 51% of ZAO Abdulinskneftegaz (‘‘Abdulinskneftegaz’’), which holds one geological survey license for oil fields in the Orenburg region. Over the course of 2004, we have acquired a number of oil production subsidiaries, including OOO Tatneft-Abdulino (‘‘Tatneft-Abdulino’’) and OOO Tatneft Severny (‘‘Tatneft Severny’’). We own 75.1% in each of Tatneft-Abdulino and Tatneft Severny, which hold one and two subsoil licenses, respectively, for the exploration of hydrocarbon materials in deposits in the Orenburg region. Tatneft-Abdulino and Tatneft Severny each also received an additional license for the exploration of hydrocarbon materials in deposits in the Orenburg region in a license tender held on March 29, 2005. We also hold a 74.9% interest in ZAO Tatneft-Samara (‘‘Tatneft-Samara’’), which holds three subsoil licenses for the exploration of hydrocarbon deposits in the Samara region and received an additional two licenses for the exploration and production of hydrocarbon materials in deposits in the Samara region in a license tender held on February 22, 2005.

Refining and Marketing

In January 2004, the instance of appeals of the arbitrazh court of the Tatarstan Republic upheld the decision of the arbitrazh court of the Tatarstan Republic to return to TAIF the CDU leased by OAO Nizhnekamsk Oil Refinery. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company—We are dependent on oil refineries outside of Tatarstan.’’ As a consequence, OAO Nizhnekamsk Oil Refinery returned the CDU to TAIF.

In September 2004, TKNK entered into a non-binding engineering, procurement and construction works arrangement with LG International Corp. and LG Engineering and Construction Corp. that sets forth the basic terms by which the LG entities are to carry out engineering, procurement and construction work on an oil refinery and petrochemicals facility in Nizhnekamsk. TKNK and the LG entities entered into a further non-binding engineering, procurement and construction work arrangement in December 2004 that provided for the construction of certain refining equipment in Nizhnekamsk. In May 2004, Tatneft provided TKNK with a U.S.$4.3 million loan for financing feasibility studies and services as part of developing the oil refining and petrochemicals facility. In addition, Tatneft has invested RR40 million in the first phase of the construction of the oil refining plant.

Banking Operations

During 2004, we raised our ownership interest in Bank Zenit from 50% plus one share to 52.7%. We also raised our ownership interest in Bank Ak Bars from 21.77% to 29.46%.

Other Developments

Our participation in Chulpan decreased in 2004 from 95.8% to 41.5%, as a result of a share issuance undertaken by Chulpan, in which we did not participate. Our employees acquired in aggregate 34.04% of Chulpan as a result of this share issuance.

In accordance with our expansion strategy, we concluded in 2004 an agency agreement with Integrated Petroleum Services Co. to market Tatneft’s technologies and services in Oman.

Developments in 2005

Exploration and Production

Over the course of 2005 we have acquired and established a number of oil production subsidiaries and joint-ventures, including ZAO Severgeologia (‘‘Severgeologia’’) and ZAO Severgaznefteprom (‘‘Severgaznefteprom’’), with a share ownership of 50% of each of these two entities, Rosneft owning the remaining portion in these entities. Severgeologia and Severgaznefteprom each hold two geological survey licenses for oil fields in Nenetsk autonomous district. See ‘‘—Exploration and Production—Reserves and Fields—Reserves and Reserves by Fields’’ under this Item. In 2005, we also acquired 70% of OAO Ilekneft (‘‘Ilekneft’’), which holds one production license and two combined exploration and production licenses in the Orenburg region. In 2005, we increased our ownership in Kalmneftegaz from 33.3% to 50%.

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

In March 2005, we concluded an agreement with the government of Syria and the Syrian Oil Company according to which we are to explore for oil in eastern Syria and to develop a field on the basis of a 25-year production sharing agreement. We are required to spend at least U.S.$7 million on exploration activities over three years, but we may extend this for two additional two-year periods, provided that we make additional minimum expenditures of U.S.$6.3 million and U.S.$12.8 million, respectively. We currently conduct no exploration or production activities in Syria as no agreement has been reached on the financing of the joint venture for the development of the field. We are currently considering new partnerships to conduct our exploration activities in Syria.

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

See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company—We have historically had commercial relations with certain countries, including Libya, Iraq, Syria, Iran and Sudan that are currently or have been in the past the subject of economic sanctions imposed by the United States and international organizations. Violations of existing international or U.S. sanctions could subject us to penalties that would have a material adverse effect on our results of operations.’’

Refining and Marketing

In June 2005, all work on the TKNK project was suspended as the joint venture parties could not reach an agreement with respect to its financing and as we designed the project to build a new refinery facility in Nizhnekamsk.

In early September 2005, we sold to TAIF our share of the production assets and inventory of OAO Nizhnekamsk Oil Refinery, including the refining units, for approximately RR7.2 billion (net of VAT). TAIF paid in 2005 the selling price and RR265 million of interest and performance penalties. Following this sale, OAO Nizhnekamsk Oil Refinery was left without production assets, and is now in the process of liquidation (completion of liquidation is expected by the end of 2006). We increased our ownership in OAO Nizhnekamsk Oil Refinery from 63% to 100% following the sale of our production assets to TAIF in order to simplify the liquidation process. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company—We are dependent on oil refineries outside of Tatarstan.’’ Our total investment in the refinery through September 1, 2005 amounted to approximately RR9,607 million. In October 2005, we entered into a long-term supply contract with TAIF in order to supply to TAIF at market price up to 650,000 tons per month of crude oil to be refined at the existing Nizhnekamsk oil refinery.

In accordance with the decision of the Security Counsel of the Republic of Tatarstan and subsequent decisions of our Board of Directors, in September 2005, together with Svyazinvestneftekhim, we founded ZAO Nizhnekamsk Oil Refinery to build an oil refining and petrochemicals facility in Nizhnekamsk. See ‘‘—Refining and Marketing—Refined Products’’ under this Item. We directly own 40% of the new company and Svyazinvestneftekhim owns 9%. The remaining 51% is indirectly held by International Petro-Chemical Growth Fund Limited (‘‘IPCG Fund’’), an open-ended investment company incorporated in Jersey, Channel Islands. The total projected cost of this new refinery and petrochemicals facility is approximately RR130 billion (including the projected cost of our investments of RR113 billion). IPCG Fund is expected to participate in the financing of the new refinery and petrochemicals facility, including through participation of additional investors in the fund. Our total investments in ZAO Nizhnekamsk Oil Refinery amounted to approximately RR3 billion through October 1, 2006. These funds have been and will continue to be lent to ZAO Nizhnekamsk Oil Refinery and used by the latter to finance initial construction phase as well as to cover certain administrative and operational expenses. We expect ZAO Nizhnekamsk Oil Refinery to repay part of these loans to us once the project finance funding for the project has been obtained by ZAO Nizhnekamsk Oil Refinery from outside financiers. The project financing is expected to be opened at the end of 2007-beginning of 2008. See ‘‘—Developments in 2006 — Refining and Marketing’’ under this Item. We expect to finance the initial construction phase of the oil refining and petrochemicals facility in Nizhnekamsk until the project financing is obtained by ZAO Nizhnekamsk Oil Refinery.

In July 2005, we entered into a six-month crude oil sales contract with Ukrtatoil Limited to supply 3.5 million tons of crude oil in total at market price.

Petrochemicals

During 2005, we increased our participation in OAO Nizhnekamsk Industrial Carbon Plant (‘‘Nizhnekamsk Industrial Carbon Plant’’) from 77.1% to 83.78%.

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

As a result of the sale of a significant part of our participation in Bank Zenit and of all our participation in Bank Devon-Credit, we no longer consider our banking activities to be significant to our operations. For more comprehensive information about our sale of the shares of Bank Zenit and Bank Devon-Credit, see Note 4 and Note 18 to our audited consolidated financial statements included in this annual report.

Other Developments

On December 23, 2005, our subsidiary Tatneft Oil AG acquired participation shares with a total value of U.S.$394 million in an open-ended investment company IPCG Fund, incorporated in Jersey, Channel Islands, by contributing 116 million Ordinary Shares of Tatneft, treasury shares of the Group, and U.S.$1 million in cash into the fund. IPCG Fund invests its assets primarily in equity and debt of companies operating in, or whose activities are connected to, the Russian Federation in general, and in or to the Republic of Tatarstan, in particular, with a priority for entities operating in the oil and chemicals industry and, to a lesser extent, the banking sector. IPCG Fund’s investment objective is to achieve medium and long-term capital appreciation of its investments. IPCG Fund is managed by MARS Capital Management Limited, a company regulated by Jersey Financial Services Commission. IPCG Fund is an indirect shareholder of ZAO Nizhnekamsk Oil Refinery and is expected to participate in the financing of the new refinery and petrochemicals facility, including through participation of additional investors in the fund. As of December 31, 2005, we held 394,387.061 participating shares (units) in the IPCG Fund, representing 93.81% of all issued and allotted participating shares of the IPCG Fund, while Bank Zenit owned 26,024.215 participating shares (units) in the IPCG Fund, representing 6.19% of all issued and allotted participating shares of the IPCG Fund. See Note 4 to our audited consolidated financial statements included in this annual report.

In August 2005, our wholly-owned subsidiary Tatneft Oil AG acquired from a third party two land plots in the city of Kazan, Tatarstan, of a total size of approximately 2 million square meters for U.S.$46.6 million. The acquisition was made on market terms for investment purposes.

During 2005, our participation in Chulpan decreased from 41.5% to 25.15% as a result of a share issuance undertaken by Chulpan, in which we did not participate. As a result of this new issuance, participation of our employees increase in aggregate from 34.04% to 52.59%.

In late December 2005, we sold all of our shares ZAO IFK Solid (‘‘IFK Solid’’), a Russian broker-dealer, representing 59.7% of the total outstanding shares of IFK Solid. This company was not considered as material to our financial condition or results of operations.

We also continued our program of transferring our social assets to public ownership. We transferred to public ownership assets with a net book value of RR352 million, RR455 million and RR2,162 million in the years ended December 31, 2005, 2004 and 2003, respectively.

We have not been the subject of any public takeover offers by third parties in the past three years.

Developments in 2006

Our projected capital expenditures for 2006 (exclusive of acquisitions) are approximately RR26,664 million, which we plan to finance through operating cash flows and debt. Our most significant current capital commitment for 2006 was made on production development, drilling development and other equipment to maintain current crude oil production. We have also made significant investments in the new Nizhnekamsk oil refinery, which amounted to approximately RR3 billion through October 1, 2006.

Exploration and Production

The license for our largest field, Romashkinskoye, was renewed in July 2006. The license expiration date was consequently changed from July 2013 to July 2038. As a result of this renewal, together with a correction of the conversion factor, we revised our total proved reserves through the current license expiration from 1,341.5 mmbbl to 3,166.7 mmbbl, as presented in the Revised Reserves Report. See ‘‘—Exploration and Production’’ under this Item and ‘‘Exhibit 15.1—Report of Reserve Consultants, Miller and Lents, Ltd., dated September 26, 2006.’’

We are currently exploring bitumen resources in Tatarstan. We began production of bitumen in August 2006 at approximately 5 tons of viscous oil per day from our bitumen resources. We plan to increase the level of production to approximately 15 tons of viscous oil per day starting 2007. In order to drill these resources, we are using Steam Assisted Gravity Drainage Solutions-based technology. See ‘‘—Overview of the Russian Oil Industry—Current System of Oil-Related Taxes and Payments—The Unified Natural Resources Production Tax’’ and ‘‘—Strategy—Develop bitumen production’’ under this Item.

Refining and Marketing

In 2006, we, together with the other shareholders of ZAO Nizhnekamsk Oil Refinery, retained BNP Paribas to advise us on the possible structure of the financing of the new refinery facility in Nizhnekamsk. In connection with this project, we applied in 2006 for financial support for the construction and upgrade of existing infrastructure relating to the new Nizhnekamsk refinery (such as pipelines and railways) to the Ministry of Economic Development and Trade of the Russian Federation, which oversees the Investment Fund of the Russian Federation. On July 26, 2006, the State Investment Commission approved financial support in the amount of RR16.5 billion for the construction of the new Nizhnekamsk refinery. The final structure of the financial support from the Investment Fund will be outlined in an investment agreement to be entered by the end of 2006 between our Company and federal agencies to be appointed by the Russian Government. Subject to ongoing negotiations with the Russian Government, the financial support will be granted to support the construction of a crude oil pipeline, a refined products pipeline and railways at the new refinery facility in Nizhnekamsk, while ZAO Nizhnekamsk Oil Refinery and its shareholders will finance the construction of the rest of the infrastructure of the new refinery. It is expected that the facilities, the construction of which will be financed by the Investment Fund, will be managed by Russian state-owned companies and used by ZAO Nizhnekamsk Oil Refinery. It is not envisaged that we will be the recipients of this financial support or that we will have the management of the constructed facilities. Our total projected investments in the construction of the new refining and petrochemicals facility in Nizhnekamsk are approximately RR6.5 billion for 2006.

In February 2006, we sold to TAIF additional refining units of OAO Nizhnekamsk Oil Refinery for RR198 million (net of VAT).

Banking Operations

During 2006, we increased our participation in Bank Ak Bars from 29.46% to 32.27% as of June 30, 2006.

Delisting and Intention to Deregister

In 2006, we decided to delist our GDSs from the NYSE. Our GDSs ceased to be traded on the NYSE on September 14, 2006. We plan to terminate our registration with the SEC when circumstances permit.

Although we believe that the trading of our GDSs outside of Russia on a single market will increase the liquidity of our GDSs, the delisting of our GDSs from the NYSE and the termination of the registration of our securities with the SEC may affect the liquidity of our GDSs. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to Investment in our GDSs—Our decision to delist our GDSs from the NYSE could adversely affect the liquidity of our GDSs.’’

Other Developments

Our participation in IPCG Fund decreased in 2006 from 93.81% as of December 31, 2005 to 44.88% as of June 30, 2006 as a result of the participation of additional investors in the fund.

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

In March-April 2006, we acquired 100% of the shares of OAO LDS-1000, the owner of the ice hockey arena in the city of Kazan, for RR2.9 billion.

On October 23, 2006, we entered into a five-year fiduciary management agreement with the Tatarstan government for the fiduciary management of 426,293,985 ordinary shares, or 28.78% of the charter capital, of Ukrtatnafta held by the Tatarstan government, for a management fee payable to us by the Tatarstan government. Under this agreement, we are entitled to propose candidates for the board of directors and the management board and to vote the shares under our fiduciary management at shareholders’ meetings, subject to instructions of the Tatarstan government if the vote relates to major transactions, reorganization, changes in the capital stock, amendments to the charter, establishment of subsidiaries and election of members of the board of directors and the management board. We are not entitled to receive dividends paid on the shares under our fiduciary management. We may not dispose any of the shares under our fiduciary management without a prior written consent of the Tatarstan government.

ORGANIZATIONAL STRUCTURE

Our operations are currently divided into the following main segments:

•	exploration and production;

•	refining and marketing; and

•	petrochemicals.

Until recently, our operations also included a banking segment. Following the sale of a significant part of our participation in Bank Zenit and of all our participation in Bank Devon-Credit, we no longer consider our banking activities to be significant to our operations. See ‘‘—History and Development—Development—Developments in 2005—Banking Operations’’ under this Item.

As described below, we have non-core assets, such as social and cultural facilities, road construction companies, transportation companies, telecommunications companies and other ancillary enterprises, most of which we plan to sell in the course of our continuing reorganization.

We have established a number of crude oil exploration and production joint ventures. In addition, we control a number of subsidiary companies and have minority stakes in a number of other companies, including those described below. Except for Nizhnekamskshina and Bank Zenit (until April 2005), we do not believe that any of these companies is material to our financial condition or results of operations. With the exception of Tatneft Oil AG and its subsidiaries, including our Western European marketing agent Tatneft Europe AG (‘‘Tatneft Europe’’), which are incorporated in Switzerland, all of our significant joint ventures, subsidiaries and associated companies are incorporated in the Russian Federation.

Exploration and Production

Segment Organization

Our exploration and production segment is the largest segment, and is currently organized along geographic lines, although a number of exploration and production support functions have been centralized. This segment comprises the majority of our structural subdivisions. Our exploration and production activities are carried out by 11 units known as the Oil and Gas Production Departments, or by their Russian acronym ‘‘NGDUs.’’ Two of these units are expected to be merged into two other existing units by the end of 2006. Each NGDU is responsible for the exploration and production of crude oil on specified sections of oil fields. Each NGDU historically combined exploration and production activities (production wells, oil preparation and storage units, maintenance units, automation shops and research units) with exploration and production support capabilities (transport and construction) and certain ‘‘social’’ activities (housing and agriculture). As part of a reorganization program, our exploration and production support capabilities and certain social assets have been transferred into separate service companies (in the areas of drilling, well rehabilitation, production services, construction and assembly) and other companies (e.g., road construction and maintenance companies and collective farms). Certain other social assets are being transferred to local authorities (e.g., housing) in order to allow Tatneft to focus on its core exploration and production functions. We intend to retain control over the new exploration and production service companies but may not retain control over the other companies. See ‘‘—Corporate Reorganization’’ under this Item for more information.

The exploration and production segment also includes a natural gas production, transportation and refining subdivision; three well repair and reservoir oil yield improvement subdivisions; a chemical production subdivision (Neftekhimservis); two pumping equipment repair centers; a research and development institute; and subdivisions responsible for geological exploration, communications and information support, drilling fluid delivery, security and logistics, operations outside Tatarstan and other matters.

Joint Ventures

We have a number of oil production joint ventures:

•	TATEX. TATEX is a joint venture with the U.S. company Texneft (a subsidiary of Devon Energy Corp.) in which we each held a 50% interest as of December 31, 2005. TATEX has installed oil vapor recovery systems on all of Tatneft’s oil holding tanks to capture natural gas; TATEX subsequently sells this natural gas. TATEX has also obtained rights to the Onbiyskoye oil field, previously developed by Tatneft, where TATEX produces oil. In 2005, TATEX produced approximately 492,100 tons (3.50 mmbbl) of oil, 492,633 tons (3.50 mmbbl) of oil in 2004 and 486,141 tons (3.46 mmbbl) of oil in 2003. TATEX is accounted for under the equity method in our consolidated financial statements.

•	Tatoilgas. We own 50% of the voting shares of Tatoilgas, in which we maintain management control. Tatoilgas is a joint venture with the German firm Mineralol-Rohstoff-Handel, GmbH. This joint venture recovers oil from sludge and holds production licenses for two small oil fields in Tatarstan. In 2005, Tatoilgas produced approximately 267,691 tons (1.91 mmbbl) of oil, and 257,198 tons (1.83 mmbbl) of oil in 2004. Tatoilgas is fully consolidated in our consolidated financial statements.

•	Kalmtatneft. We own 50% of Kalmtatneft, which holds four licenses to explore and develop four oil fields in Kalmykia. Kalmtatneft is accounted for under the equity method in our consolidated financial statements.

We are also party to a joint operations agreement with Ritek-Vnedreniye. Pursuant to this agreement, Ritek-Vnedreniye operates the third block of the Pavlovskoye area of the Romashkinskoye oil field, which is licensed to us, and we provide various services to Ritek-Vnedreniye in connection with its operations. We are entitled to 60% of the economic benefit from Ritek-Vnedreniye’s operation of this field.

Currently, oil production by the joint ventures is limited. We believe that the primary benefits of the joint ventures are their contribution to us of new technologies and techniques that increase productivity and well recoverability and the introduction of new approaches to improve our organization and efficiency.

Subsidiaries and Associated Companies

Our principal subsidiaries and associated companies in the exploration and production segment are as follows:

•	OAO Tatneftegeofizika. We own 88.1% of a geophysical services company, OAO Tatneftegeofizika (‘‘Tatneftegeofizika’’), which provides services in the discovery and exploration of oil and natural gas reserves in Tatarstan, Siberia and outside of Russia (including Egypt, India, Kazakhstan, Libya and Turkey). The Tatarstan government holds a Golden Share in Tatneftegeofizika that permits it to veto certain board and shareholder decisions and appoint representatives to the company’s management bodies.

•	Tatneft-Abdulino. We hold a 75.1% interest in Tatneft-Abdulino, which holds two subsoil license for the exploration of hydrocarbon materials in deposits in the Orenburg region.

•	Tatneft Severny. We hold a 75.1% interest in Tatneft Severny, which holds three subsoil licenses for the exploration of hydrocarbon materials in deposits in the Orenburg region.

•	Tatneft-Samara. We hold a 74.9% interest in Tatneft-Samara, which holds three subsoil licenses for the exploration of hydrocarbon deposits and two licenses for the exploration and production of hydrocarbon materials in the Samara region.

•	Ilekneft. We own 70% of Ilekneft, which holds one production license and two combined exploration and production licenses in the Orenburg region.

•	Abdulinskneftegaz. We own 51% of Abdulinskneftegaz, which holds one geological survey license for oil fields in the Orenburg region.

•	Severgeologia. We own 50% of Severgeologia, which holds two geological survey licenses for oil fields in Nenetsk autonomous district.

•	Severgaznefteprom. We own 50% of Severgaznefteprom, which holds two geological survey licenses for oil fields in Nenetsk autonomous district.

•	Kalmneftegaz. We own 50% of Kalmneftegaz, which holds four licenses to explore and develop four oil fields in Kalmykia and two licenses for geological survey in Kalmykia.

Refining and Marketing

Segment Organization

Our refining and marketing segment consists of our interests in ZAO Nizhnekamsk Oil Refinery, OAO Nizhnekamsk Oil Refinery (until September 2005), the Kichuyi oil refinery and a minority stake in Ukrtatnafta; our gas production, transportation and refining division Tatneftegaspererabotka, OOO Tatneft-Centernefteproduct and OOO Tatneft-Moskvanefteproduct, management companies for Tatneft-branded gas station network; and certain other oil trading and ancillary companies.

Subsidiaries and Associated Companies

Our principal subsidiaries and associated companies in the refining and marketing segment are as follows:

•	ZAO Nizhnekamsk Oil Refinery. In September 2005, together with Svyazinvestneftekhim, we founded ZAO Nizhnekamsk Oil Refinery to build an oil refining and petrochemicals facility in Nizhnekamsk. As of December 31, 2005, we owned directly 40% of ZAO Nizhnekamsk Oil Refinery, Svyazinvestneftekhim owned 9% and the remaining 51% were indirectly held by IPCG Fund. See ‘‘—History and Development—Development—Developments in 2005—Refining and Marketing’’ and ‘‘—Refining and Marketing—Refined Products’’ under this Item.

•	OAO Nizhnekamsk Oil Refinery. We hold 100% of OAO Nizhnekamsk Oil Refinery, which operated the production facilities at the Nizhnekamsk oil refinery, previously owned by us and other shareholders. In early September 2005, we sold to TAIF our share of the production assets and inventory of OAO Nizhnekamsk Oil Refinery, including the refining units. In February 2006, we sold to TAIF additional refining units of OAO Nizhnekamsk Oil Refinery. Following these sales, OAO Nizhnekamsk Oil Refinery was left without production capacity, and is now in the process of liquidation (completion of liquidation is expected by the end of 2006). See ‘‘Item 3 —Key Information—Risk Factors—Risks Relating to the Company—We are dependent on oil refineries outside of Tatarstan’’ and ‘‘—Refining and Marketing—Refined Products’’ under this Item.

•	Ukrtatnafta. We own 8.6% of Ukrtatnafta. Ukrtatnafta holds a 100% interest in the Kremenchug oil refinery in Ukraine, one of the largest refineries for high sulfur content crude oil in the CIS. The Tatarstan government owns 28.78% of the shares of Ukrtatnafta, which are held under our fiduciary management. The Ukrainian government currently owns, through NK Naftogas of Ukraine, approximately 43% of Ukrtatnafta’s shares.

Petrochemicals

Segment Organization

Our petrochemicals segment has been consolidated into a management company, Tatneft-Neftekhim, which manages Nizhnekamskshina and the companies technologically integrated with it, including Nizhnekamsk Industrial Carbon Plant, ZAO Yarpolymermash-Tatneft (‘‘Yarpolymermash-Tatneft’’) and OAO Nizhnekamsk Mechanical Plant (‘‘Nizhnekamsk Mechanical Plant’’). OOO Tatneft-Neftekhimsnab and OOO Trading House Kama are responsible, respectively, for procuring supplies and marketing products produced by the companies of this segment.

Subsidiaries and Associated Companies

Our principal subsidiaries and associated companies in the petrochemicals segment are as follows:

•	Nizhnekamskshina. We purchased approximately 34.6% of Nizhnekamskshina in 2000 from the Tatarstan government as part of our strategy to become a vertically integrated oil company. In 2001, we increased our stake to 51.7% and Nizhnekamskshina was consolidated in our consolidated financial statements from September 30, 2001. In 2003 we increased our stake to 76.01% following an additional share issuance by Nizhnekamskshina. Nizhnekamskshina is located in the city of Nizhnekamsk and is one of the largest tire manufacturing plants in Russia. Nizhnekamskshina supplies products to both domestic and foreign markets. The Tatarstan government holds a Golden Share in Nizhnekamskshina that permits it to veto certain board and shareholder decisions and to appoint representatives to Nizhnekamskshina’s management bodies.

•	Nizhnekamsk Industrial Carbon Plant. We own 83.78% of Nizhnekamsk Industrial Carbon Plant, a major supplier of technical carbon to tire manufacturers in Russia, including Nizhnekamskshina.

•	Yarpolymermash-Tatneft. In 2001, we formed Yarpolymermash-Tatneft, of which we currently own 51%, based on the assets of the Yaroslavl Polymer Machine Plant, to manufacture equipment for processing materials for tire production.

•	Nizhnekamsk Mechanical Plant. We constructed the Nizhnekamsk Mechanical Plant for the production of synthetic lubricants for engines and machinery. We currently own 100% of this plant.

•	Tatneft-Neftehimservice. In 2000, we established control over OAO Tatneft-Neftehimservice, a company producing chemical reagents, of which we currently own 100%.

Banking Operations

Until recently, we conducted banking operations through the following subsidiaries:

•	Bank Zenit. Until April 2005, we owned 52.7% of Bank Zenit, a Russian commercial bank founded in December 1994 and based in Moscow. Bank Zenit is the twenty-third largest bank by net profit out of the thirty largest banks currently operating in Russia, the twenty-first by net assets and the nineteenth by capital as of July 1, 2006, as calculated under RAR, according to Kommersant: Money magazine. Bank Zenit has branches in Rostov-on-Don, Nizhny Novgorod, Almetyevsk, Gorno-Altaisk, St. Petersburg, Kemerovo and Kursk, a representative office in Kazan and additional offices in Kazan and Nizhnekamsk. In April 2005, our wholly-owned subsidiary Tatneft Oil AG sold its 26.75% stake in Bank Zenit to three companies acting for the benefit of certain beneficiaries of Urals Energy. This transaction had the effect of reducing our ownership interest in Bank Zenit to 25.95%. In May 2006, we acquired 48.92% of newly-issued shares in Bank Zenit, increasing our current shareholding to 39.73%. Members of our senior management currently own in aggregate less than 1% of Bank Zenit.

•	Bank Devon-Credit. Until December 2005, we owned approximately 92% of Bank Devon-Credit, an Almetyevsk-based retail and commercial bank that serves southeastern Tatarstan. Bank Devon-Credit is the one hundred fourth largest Russian bank by net assets and the sixty-eighth by capital as of July 1, 2006, as calculated under RAR, according to Kommersant: Money magazine. Bank Devon-Credit serves Tatneft and much of the local population in Almetyevsk and the southeast of Tatarstan through a network of 13 branch offices. We sold the totality of our stake in Bank Devon-Credit in December 2005 to Bank Zenit.

•	Bank Ak Bars. We currently own approximately 32.27% of Bank Ak Bars, a private bank located in the Republic of Tatarstan. Bank Ak Bars is the twenty-seventh largest bank by net profit out of the thirty largest banks currently operating in Russia, the eighteenth by net assets and the sixteenth by capital as of July 1, 2006, as calculated under RAR, according to Kommersant: Money magazine. We increased our shareholding from 29.46% to 32.27% in 2006.

We also hold stakes in a number of other financial services companies.

We no longer consider our banking activities to be significant to our operations. For a description of our banking operations, see ‘‘Appendix A—Tatneft’s Banking Operations.’’ For more comprehensive information about our sale of the shares of Bank Zenit and Bank Devon-Credit, see Note 4 and Note 18 to our audited consolidated financial statements included in this annual report.

Other Operations

We also have a number of other subsidiaries and associated companies, including the following:

•	Marketing Agents. We have formed a number of subsidiaries that act as sales agents dedicated to working with specific refineries and markets. One of these agents, Tatneft Europe, registered in Switzerland, is one of the major offtakers of our oil. Each of the sales agents is consolidated in our consolidated financial statements.

•	IFK Solid. Until December 2005, we owned approximately 59.7% of IFK Solid. IFK Solid is a market maker in our shares in the Russian equity markets and also acted as a financial advisor and agent to us for transactions in the Russian equity markets and in connection with our stock option plan. See ‘‘Item 6—Directors, Senior Management and Employees—Compensation’’ and ‘‘Item 9—The Offer and Listing—Markets—Activities of the Company and its Affiliates in the Market.’’ In late December 2005, we sold the totality of our stake in IFK Solid.

•	Tatneft, Solid & Co. Tatneft is both a general partner and a limited partner in Tatneft, Solid & Co., a limited partnership set up to purchase and hold our Ordinary Shares. See ‘‘Item 9—The Offer and Listing—Markets—The Ordinary Share Market.’’

•	Chulpan. As of December 31, 2005, we owned approximately 25.15% of Chulpan, an Almetyevsk-based company that provides voluntary medical and property insurance services. Our participation in this company was diluted in 2005 and in 2004 as a result of two share issuances undertaken by Chulpan, in which we did not participate. Our employees owned in aggregate 52.59% of Chulpan as of December 31, 2005 as a result of their participation in these share issuances.

•	IPCG Fund. In 2005, we acquired through our subsidiary Tatneft Oil AG participation shares in IPCG Fund. IPCG Fund invests its assets primarily in equity and debt of companies operating in, or whose activities are connected to, the Russian Federation in general, and in or to the Republic of Tatarstan, in particular, with a priority for entities operating in the oil and chemicals industry and, to a lesser extent, the banking sector. IPCG Fund’s investment objective is to achieve medium and long-term capital appreciation of its investments. As of December 31, 2005, we held 394,387.061 participating shares (units) in the IPCG Fund, representing 93.81% of all issued and allotted participating shares of the IPCG Fund.

•	OAO Health Recovery Complex Zelenaya Rostsha. We own an approximately 27% in OAO Health Recovery Complex Zelenaya Rostsha, a company operating a resort and recovery center on the shores of the Black Sea.

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

We intend to continue to develop our relationships with refineries that have installed, or plan to install, the equipment necessary to convert heavy fraction high sulfur content crude oil, which constitutes a large proportion of our production, into higher-value products such as gasoline, jet fuel and diesel. As part of this strategy, in September 2005, together with Svyazinvestneftekhim, we founded ZAO Nizhnekamsk Oil Refinery to build an oil refining and petrochemicals facility in Nizhnekamsk. We directly own 40% of the new company and Svyazinvestneftekhim owns 9%. The remaining 51% is indirectly held by IPCG Fund. See ‘‘—History and Development—Development—Developments in 2005’’ and ‘‘—Refining and Marketing—Refined Products’’ under this Item.

We are also currently expanding the Tatneft-controlled network of retail gasoline sales outlets both inside and outside Tatarstan, particularly in Moscow, St. Petersburg and the Moscow, Chuvashiya, Ulyanovsk, Arkhangelsk, Vladimir and Leningrad regions in Russia, as well as in Ukraine. We are conducting this expansion both directly and through our subsidiaries and affiliates. As of January 1, 2006, there were 553 Tatneft-controlled service stations throughout Russia and Ukraine, including 408 in Russia and 145 in Ukraine. Tatneft-controlled service stations sold 1 million tons of refined products in 2005. We are currently implementing a program to increase the number of our controlled service stations. In 2006, we have designed a rebranding program to form our corporate style and strengthen our trademark.

To increase the efficiency of our petrochemicals operations, our petrochemicals segment was consolidated in 2002 into a management company, Tatneft-Neftekhim. As part of our efforts to create a vertically integrated group, we acquired majority stakes in Nizhnekamskshina, one of the largest tire-producing factories in the Russian Federation, and in Nizhnekamsk Industrial Carbon Plant, a major supplier of technical carbon to tire manufacturers in Russia. In 2000, we established control over OAO

Tatneft-Neftehimservice, a company producing chemical reagents. We have also formed Yarpolymermash-Tatneft to construct equipment for processing materials for tire production and constructed a plant in Nizhnekamsk for the production of synthetic lubricants for engines and machinery.

Maintain crude oil production from existing fields.    In the mid-term, we plan to maintain production from our existing fields at approximately the current level, subject to the absence of significant adverse changes in taxation. We believe that this level of production will optimize the long-term value of the reserves base while generating cash flows to support our current operations. In addition, by maintaining production from our existing fields, we may benefit from the differentiated rate for the unified natural resources production tax based on the levels of depletion of the oil fields introduced by the New Natural Resources Production Tax Law. See ‘‘—Overview of the Russian Oil Industry—Current System of Oil-Related Taxes and Payments—The Unified Natural Resources Production Tax’’ under this Item.

We expect to continue to implement our well rehabilitation program to increase the use of secondary and tertiary recovery methods in order to maintain production levels. Our ability to carry out these programs will be limited by the extent to which we are able to provide the necessary financing. We also are actively pursuing opportunities to use new technologies in order to maximize the recovery from our existing reserves base. See ‘‘—Exploration and Production—Production—Wells’’ under this Item.

Develop bitumen production.    We are currently exploring bitumen resources in Tatarstan and we began production of bitumen in August 2006. We believe that the development of bitumen production will enable us to create alternatives to non-viscous crude oil production and will increase our production resources. The production of bitumen has been until recently subject to a significant tax burden. Taxation of bitumen production has been revised by the new tax law introducing a differentiated rate for the unified natural resources production tax and designed to stimulate development of new oil fields in certain regions. See ‘‘—Overview of the Russian Oil Industry—Current System of Oil-Related Taxes and Payments—The Unified Natural Resources Production Tax’’ and ‘‘—History and Development—Development—Developments in 2006’’ under this Item.

Expansion of reserves base outside Tatarstan.    We intend to expand and diversify our reserves base by gaining access to reserves outside Tatarstan, particularly in Kalmykia, the Ulyanovsk, Samara, Orenburg and Krasnoyarsk regions and the Chuvash Republic. We intend selectively to establish strategic alliances to develop and operate oil fields in order to facilitate this process. Outside the Russian Federation, we participate or intend to participate in projects in Oman, Libya, Syria and other countries, subject to compliance with applicable international sanctions regimes.

Improving our corporate governance.    We are seeking to improve our corporate governance in accordance with Russian and international standards, such as the Principles of Corporate Governance of the Organization for European Cooperation and Development and the model Code of Corporate Conduct approved by the Russian Government. Among the areas we are trying to improve are the transparency of financial activity, informational transparency, responsibility to shareholders and corporate social responsibility. Steps taken in recent years towards improving our corporate governance have included establishing the Audit Committee, Disclosure Committee and Corporate Governance Committee, progressive implementation of non-financial modules of the SAP R/3 corporate management system and divestiture of non-core assets. In October 2006, we adopted a regulation on insider information and the procedure for notifying of transactions with our securities. See ‘‘Exhibit 1.10—Regulation on insider information and the procedure for notifying of transactions with OAO Tatneft securities, dated October 27, 2006 (English translation).’’

However, PricewaterhouseCoopers, our independent auditor of our consolidated financial statements for the year ended December 31, 2005, has identified weaknesses in our control environment. For further information regarding weaknesses in our control environment, see ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company—Our independent registered public accounting firm reported material weaknesses in our internal controls and we may not be able to remedy these material weaknesses or prevent future weaknesses’’ and ‘‘Item 15—Controls and Procedures.’’

EXPLORATION AND PRODUCTION

Reserves and Fields

General

Unless otherwise noted, all presentations of reserves in the following section are with respect to net reserves. Net reserves exclude quantities due to others when produced.

Our oil and gas fields are located principally in Tatarstan. We obtain licenses from the governmental authorities to explore and produce oil and gas from these fields. Most of our existing production licenses expire from 2013 to 2019. The license for our largest field, Romashkinskoye, was renewed in July 2006 and expires in 2038. See ‘‘—History and Development—Development—Developments in 2006—Exploration and Production.’’ The economic lives of our licensed fields extend significantly beyond the license expiration dates. Under Russian law, we are entitled to renew our licenses to the end of the economic lives of the fields, provided certain conditions are met. Article 10 of the Subsoil Law provides that a license to use a field ‘‘shall be’’ extended at its scheduled termination at the initiative of the subsoil user if necessary to finish production in the field, provided that there are no violations of the conditions of the license. The legislative history of Article 10 indicates that the term ‘‘shall’’ replaced the term ‘‘may’’ in August 2004, clarifying that the subsoil user has an absolute right to extend the license term so long as it has not violated the conditions of the license. We have recently received a letter dated April 4, 2006, from the Tatarstan branch of the Federal Services for the Supervision of the Use of Natural Resources under the Ministry of Natural Resources of the Russian Federation, confirming that, to date, it has not identified any violations of the terms of our licenses that could prevent their extension and that, based on approved development plans and in accordance with the Subsoil Law, our licenses will be extended at our request. Our right to extend our licenses is, however, dependent on our continuing obligation to comply with the terms of our licenses, and we have the ability and intent to do so. We plan to request the extension of our licenses. Our current production plans are based on the assumption, which we consider to be reasonably certain, that we will be able to extend all of our existing licenses. These plans have been designed on the basis that we will be producing crude oil through the economic lives of our fields and not with a view to exploiting our reserves to maximum effect only through the license expiration dates.

We are of the view that it is ‘‘reasonably certain’’ that we will be allowed to produce oil from our reserves after the expiration of our existing production licenses and until the end of the economic lives of the fields. ‘‘Reasonable certainty’’ is the applicable standard for defining proved reserves under the SEC’s Regulation S-X, Rule 4-10. Accordingly, we have included in proved reserves in this annual report on Form 20-F all reserves that otherwise meet the standards for being characterized as ‘‘proved’’ and that we estimate we can produce through the economic lives of our licensed fields.

As set out in the Revised Reserves Report, we revised our estimate of the net oil reserves as of January 1, 2006, previously contained in the report issued by Miller and Lents on June 27, 2006. The Revised Reserves Report reflected a correction of the conversion factor from 7.230 barrels per ton of crude oil to 7.123 barrels per ton of crude oil and a change in the license expiration date for the Romashkinskoye oil field from July 2013 to July 2038. As a result, the estimate of our total proved reserves, previously 5,851.1 mmbbl, was revised to 5,872.2 mmbbl through the economic lives of our licensed fields, and the estimate of our total proved reserves through the current license expiration was revised from 1,341.5 mmbbl to 3,166.7 mmbbl, as presented in the Revised Reserves Report. See ‘‘Exhibit 15.1—Report of Reserve Consultants, Miller and Lents, Ltd., dated September 26, 2006.’’

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

For a discussion of the accounting treatment of depletion, depreciation and amortization of our oil producing assets, see ‘‘Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates’’ and Note 3 and Note 17 to our audited consolidated financial statements included in this annual report.

Reserves and Reserves by Fields

The following tables present our net proved reserves at January 1, 2006, 2005 and 2004.

	Proved Reserves Through the Economic Lives of Our Licensed Fields(1) As of January 1,
	2006		2005		2004
Reserve Category	Tons	Barrels	Tons	Barrels	Tons	Barrels
	(millions of units)
Proved Developed Reserves	787.4	5,608.9	776.3	5,529.8	783.7	5,582.4
Proved Undeveloped Reserves	37.0	263.3	38.1	271.2	52.8	376.6
Total Proved Reserves	824.4	5,872.2	814.4	5,801.1	836.6	5,959.0

	Proved Reserves Through Current License Expirations(1) As of January 1,
	2006(2)		2005		2004
Reserve Category	Tons	Barrels	Tons	Barrels	Tons	Barrels
	(millions of units)
Proved Developed Reserves	435.0	3,098.2	200.8	1,430.5	279.0	1,978.6
Proved Undeveloped Reserves	9.6	68.5	6.4	45.6	19.2	137.0
Total Proved Reserves	444.6	3,166.7	207.2	1,476.1	298.2	2,115.6

(1)	Columns may not total due to rounding.

(2)	Including the effect of renewal of the license for the Romashkinskoye field in July 2006. See ‘‘—General’’ under this Item.

The following tables present, by major field, our net proved reserves through the economic lives of our licensed fields, at January 1, 2006, 2005 and 2004.

	Proved Reserves Through the Economic Lives of our Licensed Fields(1)(2) As of January 1,
	2006		2005		2004
Field	Tons	Barrels	Tons	Barrels	Tons	Barrels
	(millions of units)
Romashkinskoye	458.5	3,266.2	444.7	3,167.5	471.0	3,354.9
Novo-Yelkhovskoye	80.5	573.5	79.5	566.0	72.3	514.8
Bavlinskoye	51.1	363.6	48.7	346.7	52.5	374.1
Sabanchinskoye	15.0	106.7	15.3	109.2	15.2	108.9
Others	219.3	1,562.2	226.3	1,611.8	225.5	1,606.3
Total	824.4	5,872.2	814.4	5,801.1	836.6	5,959.0

	Proved Developed Reserves Through the Economic Lives of our Licensed Fields(1)(2) As of January 1,
	2006		2005		2004
Field	Tons	Barrels	Tons	Barrels	Tons	Barrels
	(millions of units)
Romashkinskoye	455.8	3,246.4	439.6	3,131.4	465.1	3,312.7
Novo-Yelkhovskoye	79.9	568.8	78.7	560.8	71.7	510.6
Bavlinskoye	42.3	301.3	40.1	285.8	39.1	278.2
Sabanchinskoye	14.0	99.7	14.5	103.4	14.3	102.1
Others	195.5	1,392.7	203.4	1,448.5	193.6	1,378.9
Total	787.4	5,608.9	776.3	5,529.8	783.7	5,582.4

	Proved Undeveloped Reserves Through the Economic Lives of our Licensed Fields(1)(2) As of January 1,
	2006		2005		2004
Field	Tons	Barrels	Tons	Barrels	Tons	Barrels
	(millions of units)
Romashkinskoye	2.8	19.8	5.1	36.1	5.9	42.2
Novo-Yelkhovskoye	0.7	4.7	0.7	5.1	0.6	4.2
Bavlinskoye	8.8	62.3	8.6	60.9	13.5	95.9
Sabanchinskoye	1.0	6.9	0.8	5.9	0.9	6.8
Others	23.8	169.4	22.9	163.3	31.9	227.4
Total	37.0	263.3	38.1	271.2	52.8	376.6

(1)	Columns may not total due to rounding.

(2)	For convenience, throughout this annual report certain amounts of crude oil have been translated from tons to barrels. These translations were made at the rate of 7.123 barrels per ton of crude oil, reflecting the weighted average density of our crude oil reserves. See ‘‘Item 8—Financial Information—Significant Changes.’’ Translations in these tables may differ, however, as the crude oil reserves in the reservoirs within specific fields may have a different weighted density than that of our total average crude oil reserves.

The following tables present, by major field, our net proved reserves for the periods through the current license expiration dates, at January 1, 2006, 2005 and 2004.

	Proved Reserves Through the Current License Expirations(1)(2) As of January 1,
	2006				2005		2004
Field	Tons		Barrels		Tons	Barrels	Tons	Barrels
	(millions of units)
Romashkinskoye	361.6	(3)	2,576.8	(3)	117.4	835.9	161.6	1,149.1
Novo-Yelkhovskoye	16.4		117.0		18.1	129.0	27.9	196.7
Bavlinskoye	8.1		57.6		8.1	57.5	18.8	130.5
Sabanchinskoye	4.4		32.0		5.2	36.9	5.9	41.6
Others	54.1		383.3		58.5	416.7	84.0	597.7
Total	444.6		3,166.7		207.2	1,476.1	298.2	2,115.6

	Proved Developed Reserves Through the Current License Expirations(1)(2) As of January 1,
	2006				2005		2004
Field	Tons		Barrels		Tons	Barrels	Tons	Barrels
	(millions of units)
Romashkinskoye	359.3	(3)	2,559.3	(3)	116.1	826.7	159.6	1,131.3
Novo-Yelkhovskoye	16.2		115.7		17.8	127.0	27.3	193.9
Bavlinskoye	5.6		40.0		6.6	46.9	13.8	97.6
Sabanchinskoye	4.2		30.0		4.9	35.2	5.5	38.5
Others	49.7		353.2		55.4	394.8	72.9	517.3
Total	435.0		3,098.2		200.8	1,430.5	279.0	1,978.6

	Proved Undeveloped Reserves Through the Current License Expirations(1)(2) As of January 1,
	2006				2005		2004
Field	Tons		Barrels		Tons	Barrels	Tons	Barrels
	(millions of units)
Romashkinskoye	2.5	(3)	17.4	(3)	1.3	9.3	2.5	17.9
Novo-Yelkhovskoye	0.2		1.3		0.3	2.0	0.4	2.7
Bavlinskoye	2.5		17.6		1.5	10.5	4.6	32.8
Sabanchinskoye	0.2		1.6		0.2	1.7	0.4	3.1
Others	4.2		30.6		3.1	22.0	11.3	80.4
Total	9.6		68.5		6.4	45.6	19.2	137.0

(1)	Columns may not total due to rounding.

(2)	For convenience, throughout this annual report certain amounts of crude oil have been translated from tons to barrels. These translations were made at the rate of 7.123 barrels per ton of crude oil, reflecting the weighted average density of our crude oil reserves. See ‘‘Item 8—Financial Information—Significant Changes.’’ Translations in these tables may differ, however, as the crude oil reserves in the reservoirs within specific fields may have a different weighted density than that of our total average crude oil reserves.

(3)	Including the effect of renewal of the license for this field in July 2006. See ‘‘—General’’ under this Item.

In the discussion that follows we focus on our proved reserves that we estimate we can produce through the economic lives of our licensed fields. According to appraisals of our reserves performed by the engineering firm Miller and Lents, as of January 1, 2006, our total proved developed and undeveloped reserves had increased by 1.2% in 2005 to 824.4 million tons (5,872.2 mmbbl). Our reserves had decreased by 2.7% in 2004 and by 0.2% in 2003, bringing the total volume of proved developed and undeveloped reserves to 814.4 million tons (5,801.1 mmbbl) and 836.6 million tons (5,959.0 mmbbl) as of January 1, 2005 and 2004, respectively. We had 784.4 million tons (5,608.9 mmbbl), 776.3 million tons (5,529.8 mmbbl) and 783.7 million tons (5,582.4 mmbbl) of proved developed reserves at January 1, 2006, 2005 and 2004, respectively, of which proved developed producing reserves accounted for approximately 505.1 million tons (3,598.1 mmbbl) or 64%, 484.9 million tons (3,453.9 mmbbl) or 59.5% of the total proved reserves and 493.5 million tons (3,515.3 mmbbl) or 59%, respectively. Our reserves increased in 2005 as a result of improved drilling technologies and resources management and as a result of a correction of the conversion factor from 7.230 barrels per ton of crude oil to 7.123 barrels per ton of crude oil and a change in the license expiration date for the Romashkinskoye oil field from July 2013 to July 2038, as set out in the Revised Reserves Report. See ‘‘Exhibit 15.1—Report of Reserve Consultants, Miller and Lents, Ltd., dated September 26, 2006.’’ Our reserves decreased in 2004 as compared to 2003 as a result of the revision of the estimates of our net oil reserves as of January 1, 2005, reflecting a change in our oil price to U.S.$17.47 per barrel (rather than the price of U.S.$21.53 per barrel that had previously been used) and a change in the ownership interest in our Stepnoozerskoye and Yelginskoye fields, as set out in the reserves report issued by Miller and Lents on March 20, 2006. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Oil Industry—The crude oil and natural gas reserves data in the Reserves Reports are only estimates and are inherently uncertain, and our actual production, revenues and expenditures with respect to our reserves may differ materially from these estimates’’ and ‘‘Exhibit 15.2

—Report of Reserve Consultants, Miller and Lents, Ltd., dated March 20, 2006.’’ Most of our reserves consist of crude oil with a high sulfur content (over 1.8% sulfur by mass), and the average sulfur content of the high sulfur content crude oil that we produce is approximately 3.5% by mass. This high sulfur content crude oil typically commands a lower price in the market, although the impact of this is mitigated by Transneft’s practice of blending high and low-sulfur crude oil. See ‘‘—Transportation’’ under this Item. In 2005, 2004 and 2003 approximately 42.8%, 43.1% and 42.5%, respectively, of our total oil production volume was high sulfur content crude oil. See ‘‘—High Sulfur Content Crude Oil’’ under this Item for additional information.

Our crude oil reserves currently have a water cut of approximately 83% when produced, meaning that 83% of the fluid produced is water. The crude oil and extracted water are separated in field separation facilities. The crude oil is then transferred into the Transneft pipeline system for further distribution and the remaining water is re-injected into our wells to maintain reservoir pressure.

We are expanding our reserves outside Tatarstan into other regions of Russia, including Kalmykia, the Ulyanovsk, Samara, Orenburg and Krasnoyarsk regions and the Chuvash Republic. We currently hold licenses for exploration in the Ulyanovsk, Samara and Orenburg regions, the Chuvash Republic and the Nenetsk autonomous district in the Krasnoyarsk region and exploration and production licenses in the Samara and Orenburg regions. In 2005, we, along with Rosneft, developed a geological exploration program for the oil fields in the Nenetsk autonomous district for 2005 to 2007. While at this stage we cannot predict the level of capital investment that may be required of us in connection with this program, preliminary studies suggest that the total necessary investment for the exploration and production will amount to RR1.4 billion. See ‘‘Item 5—Operating and Financial Review and Prospects—Licenses.’’

We also have plans to acquire exploration, development or production rights in Oman, Libya, Iraq, Syria and Iran. In May 2005 we registered a joint venture with Omani company Hamed International Marketing and Services Co. LLC to promote our products and services in Oman and other countries in the region. In October 2005, we, among nineteen other international oil companies, won on a tender a permit to explore and develop petroleum in the Gedames basin located in the central part of Libya, which is the site where Africa’s largest known crude-oil reserves are located. U.N. and U.S. sanctions against Iraq have been lifted subsequent to the military action in Iraq in 2003. Prior to the lifting of the sanctions we exported Iraqi oil under the U.N. oil-for-food program, participated in a consortium that included Rosneft to develop Iraqi oil fields, drilled a number of oil wells in Iraq under U.N.-approved contracts and opened a representative office in Iraq. We do not currently engage in any significant activities in Iraq. In November 2003, the Syrian government selected us to explore and develop a production block in eastern Syria, and in March 2005 we concluded an agreement with the government of Syria and the Syrian Oil Company according to which we are to explore for oil in this area and to produce oil on the basis of a 25-year production sharing agreement. We are also planning to participate in future tenders for the development of oil fields in Syria. We do not yet conduct any exploration or production activities in Syria as no agreement has been reached on the financing of the joint venture for the development of the field. We are now considering new partnerships to conduct our exploration activities in Syria. We have opened a representative office in Iran and in February 2005 the government of Tatarstan and the government of Iran concluded an agreement pursuant to which we are expecting to register a joint venture with an Iranian entity in order to participate in various projects in Iran, including tenders for the development of oil fields. The terms of our participation in this venture have not yet been finalized. Our final decision as to our participation in Iranian projects will take into account the possible international sanctions imposed on Iran. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company—We have historically had commercial relations with certain countries, including Libya, Iraq, Syria, Iran and Sudan that are currently or have been in the past the subject of economic sanctions imposed by the United States and international organizations. Violations of existing international or U.S. sanctions could subject us to penalties that would have a material adverse effect on our results of operations.’’ We believe that our operations in Iran and Syria have been conducted in full compliance with applicable Russian, U.S. and international law.

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

High Sulfur Content Crude Oil

High sulfur content crude oil, defined as crude oil containing more than 1.8% of sulfur by mass, represents most of our total proved reserves. Our high sulfur content crude oil contains on average 3.5% sulfur by mass. We believe that high sulfur content crude oil as a proportion of our production will increase in the future due to the high depletion level of our low sulfur content crude oil fields and the resulting decrease in production volumes. The amount of high sulfur content crude oil as a percentage of our crude oil production steadily increased from 1986 (20.2%) to 1992 (28.1%). In 1993 and 1994, high sulfur content crude oil represented a smaller portion of our crude oil production (26.1% in 1993 and 22.9% in 1994), as we experienced difficulties in exporting through intermediaries high sulfur content crude oil to the Kremenchug oil refinery in Ukraine due to the temporary disruption of trading relations between Russia and other CIS countries. Our production of high sulfur content crude oil increased to approximately 42.8% of our total oil production in 2005, 43.1% in 2004 and 42.5% in 2003, as a result of renewed shipments to the Kremenchug oil refinery starting in 1995, the establishment of new arrangements with refineries, in Nizhnekamsk and elsewhere, that are capable of refining high sulfur content crude oil, and our ability to transport our high sulfur content crude oil through the national pipeline system. The new oil refining and petrochemicals facility in Nizhnekamsk will allow us to refine up to 7 million tons of high sulfur content crude oil per year. See ‘‘—Refining and Marketing—Refined Products’’ under this Item.

Production

Overview

In the years ended December 31, 2005, 2004 and 2003, we produced approximately 25.6 million tons (182.4 mmbbl), 25.4 million tons (181.6 mmbbl) and 24.9 million tons (177.3 mmbbl) of crude oil, respectively, not including our share of production by TATEX, a joint venture that is accounted for by the equity method. This represented approximately 5.7%, 5.5% and 5.9% of the total crude oil production in Russia in 2005, 2004 and 2003, making Tatneft the sixth largest crude oil producer in Russia. The table below sets forth our production levels for the years ended December 31, 2005, 2004 and 2003:

Year Ended December 31,
2005(1)(2)		2004(1)(2)		2003(1)(2)
Tons	Barrels	Tons	Barrels	Tons	Barrels
(in millions)
25.6	182.4	25.4	181.6	24.9	177.3

(1)	Includes annual production attributable to our joint venture Tatoilgas, which is consolidated with our results, of approximately 267,691 tons (1.9 mmbbl), 257,198 tons (1.8 mmbbl) and 265,301 tons (1.9 mmbbl) in the years ended December 31, 2005, 2004 and 2003, respectively.

(2)	Includes approximately 173,783 tons (1.2 mmbbl), 173,495 tons (1.2 mmbbl) and 169,193 tons (1.2 mmbbl) in the years ended December 31, 2005, 2004 and 2003, respectively, produced at the third block of the Pavlovskoye area of the Romashkinskoye oil field operated by Ritek-Vnedreniye under a joint operations agreement with us.

Our largest oil field is the Romashkinskoye field, from which we produced approximately 15.0 million tons (106.8 mmbbl) of crude oil in 2005 (approximately 58.5% of our total crude oil production in 2005), 14.8 million tons (105.4 mmbbl) in 2004 (approximately 58.0% of our total crude oil production in 2004) and 14.5 million tons (103.5 mmbbl) in 2003 (approximately 58.4% of our total crude oil production in 2003). We produced approximately the same quantities of crude oil from this field in prior years. The field was discovered in 1948 and reached peak production levels in 1970. The field is one of the largest in Russia in terms of reserves and physical size, covering an area of approximately 520,309 hectares (approximately 2,000 square miles).

Our second largest oil field is the Novo-Yelkhovskoye field, from which we produced approximately 2.5 million tons (17.6 mmbbl) of crude oil in 2005 (approximately 9.7% of our total crude oil production in 2005), 2.4 million tons (17.1 mmbbl) in 2004 (approximately 9.4% of our total crude oil production in 2004) and 2.4 million tons (17.1 mmbbl) in 2003 (approximately 9.7% of our total crude oil production in 2003). The field was discovered in 1956, began producing in 1958, and reached peak production levels in 1976. The field covers an area of approximately 124,543 hectares (approximately 479 square miles).

Our third largest oil field is the Bavlinskoye field, which was first discovered in 1946 and began production in the same year. The field reached peak production levels in 1957. Production from the field was approximately 0.9 million tons (6.6 mmbbl) of crude oil in 2005 (approximately 3.6% of our total crude oil production in 2005), 0.9 million tons (6.1 mmbbl) in 2004 (approximately 3.4% of our total crude oil production in 2004) and 0.8 million tons (5.8 mmbbl) in 2003 (approximately 3.3% of our total crude oil production in 2003). The field covers an area of 46,989 hectares (approximately 181 square miles).

We reached our peak production levels of approximately 100 million tons (712.0 mmbbl) of crude oil per year in the mid-1970s. Our production declined from 1980 to 1993 due to the depletion of production from the Romashkinskoye and Novo-Yelkhovskoye fields. The reduction in output was compounded by the Russian economic recession of the early 1990s following the dissolution of the Soviet Union, which led to a downturn in demand for crude oil in Russia and a lack of capital investment. Since 1994, our production, combined with that of our joint ventures, has stabilized at approximately 24 to 25 million tons per year. We achieved this stabilization of production by utilizing a broad range of advanced oil extraction techniques, including hydrodynamic, geophysical, chemical, thermal, gas and microbiological technologies. Other factors contributing to the stabilization of production volumes since 1994 have included a more favorable Tatarstan tax regime through the end of 2000, providing increased economic incentives to bring a number of non-operational wells into production; the impact of our well rehabilitation program; and employment of secondary and tertiary recovery techniques to increase well productivity.

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

Tatarstan had in the past granted to us tax benefits with respect to some of the revenues derived from wells on newly exploited oil fields and from crude oil produced using secondary and tertiary crude oil recovery techniques, including an exemption from payments to the Restoration Fund in respect of such crude oil. Certain other Tatarstan tax benefits also aided us in the past in maintaining production volumes, including the return to us of up to 80% of the amount otherwise allocable to the Restoration Fund in 1995 and 1996, approximately 42% to 49% from 1997 through 1999, approximately 13.5% in 2000 and approximately 9.6% in 2001. As a result of reconciling the Russian and Tatarstan tax regimes, we no longer enjoy any specific tax benefits in Tatarstan. In 2002, the Tatarstan government set for us the minimum rates permitted by Russian legislation for payments for the right to explore and appraise oil fields and prospect for natural resources. However, effective from January 1, 2003, the Tatarstan government raised the rates to the maximum level permitted by the legislation. In 2005, 2004 and 2003, the rates for the right to explore and appraise oil fields in Tatarstan, Ulyanovsk and Orenburg regions were RR360 per square kilometer and RR20,000 per square kilometer for the right to prospect natural resources.

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

The New Natural Resources Production Tax Law introduced a differentiated rate for the unified natural resources production tax, including a coefficient based on the levels of depletion of the oil fields. As a result, tax expenses on production from oil fields having a depletion level superior to 80% will decrease from January 1, 2007 by 30% compared to the current level of tax expenses for oil fields having a depletion level of 100%. We may benefit from these provisions as the majority of our oil fields, including the Romashkinskoye field, have a high depletion level. We plan to conduct technical modifications on our Romashkinskoye field in compliance with the provisions of the New Natural Resources Production Tax Law in order to benefit from its provisions. We do not expect that capital expenditures related to these modifications will be significant. See ‘‘—Overview of the Russian Oil Industry—Current System of Oil-Related Taxes and Payments—The Unified Natural Resources Production Tax’’ under this Item.

Production Costs

Our overall crude oil production costs have generally increased in recent years. Our direct operating costs for crude oil extraction (the ‘‘lifting expenses’’) per barrel increased by 18% in 2005 to U.S.$2.93 due to an increase in electricity tariffs and in wages. Lifting expenses increased by 0.8% in 2004 due to the real appreciation of the Russian ruble against the U.S. dollar as compared to 2003. These expenses remained virtually unchanged in 2003 as a result of the positive effects from our cost reduction program offset by the real appreciation of the ruble against the U.S. dollar. Lifting expenses do not include accretion of liability in accordance with SFAS 143 ‘‘Accounting for Asset Retirement Obligations’’ (‘‘SFAS 143’’). The growth in transportation expenses, increase in taxes other than income taxes and higher depreciation, depletion and amortization expenses resulted in an overall 23% increase in per barrel production costs from U.S.$15.55 in 2004 to U.S.$28.08 in 2005, as compared to a 30% and a 25% increase in 2004 and 2003, respectively.

The table below illustrates the dynamics of our production costs and average production costs per ton (excluding the unified natural resources production tax) over the periods indicated:

	Year ended December 31,
	2005	2004	2003
Revenue (RR millions)	204,011	124,076	93,155
Production costs (RR millions)	34,272	26,500	26,562
Production (thousands of tons)	25,610	25,369	24,935
Average sales price (RR/ton)	7,966	4,891	3,736
Average production cost (RR/ton)	1,338	1,045	1,065

Wells

We had 42,675 wells as of December 31, 2005, including 18,867 active production wells and 8,602 active injection wells. As of December 31, 2004, we possessed a total of 42,635 wells. Of these, 18,659 were active production wells and 8,504 were active injection wells. We had 42,322 wells as of December 31, 2003, of which 19,209 were active production wells and 8,431 were active injection wells. Production wells are used to extract oil, while injection wells are used to pump water or other agents into the reservoir in order to maintain pressure and to enhance crude oil recovery. We improved production at 1,250 production wells (representing 6.5% of the active production wells) as of December 31, 2003. In 2004 and 2005, we improved production at approximately the same number of wells as in 2003.

The table below sets forth information on our wells in the years ended December 31, 2005, 2004 and 2003:

	Year ended December 31,
	2005	2004	2003
Production wells	21,460	24,154	24,095
in operation	18,867	18,659	19,209
not in operation(1)	2,593	5,495	4,886
Injection wells	9,393	9,220	9,017
in operation	8,602	8,504	8,431
not in operation(2)	791	716	586
Total production and injection wells	30,853	33,374	33,112
Others(3)	11,822	9,261	9,210
Total	42,675	42,635	42,322

(1)	Includes wells that are temporarily inactive, wells due to be rehabilitated or stimulated and wells that are used for testing purposes only.

(2)	Includes wells due to be rehabilitated.

(3)	Examples of other wells include irreparable wells that have been abandoned or dismantled and special purpose wells.

The table below sets out the drilling activity of Tatneft and our joint ventures in the years ended December 31, 2005, 2004 and 2003:

	Year ended December 31,
Type of Drilling	2005	2004	2003
	(thousand meters)
Production	502.5	521.9	646.0
Exploration	52.9	50.1	51.4

Tatneft drilled 354 new production wells in 2005, 350 new production wells in 2004 and 414 new production wells in 2003. Our joint ventures drilled 36, 33 and 40 new production wells in 2005, 2004 and 2003, respectively. We generally drill more wells in the second half of the year than in the first half of the year, as weather conditions and poor roads make it difficult to drill during the spring. Most exploration activities conducted in the years ended December 31, 2005, 2004 and 2003 took place in the southern and eastern parts of Tatarstan. In addition, our oil services subsidiaries drilled 271 thousand meters, 196.9 thousand meters and 160.5 thousand meters for third parties, primarily small independent oil companies operating in Tatarstan in 2005, 2004 and 2003, respectively.

Well rehabilitation

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

Secondary and tertiary recovery

As most of our oil fields, including Romashkinskoye, our largest oil field, have a high depletion level, we have designed and successfully implemented a range of measures aimed at maintaining and even increasing production volumes from these fields. We plan to continue our well stimulation program, subject to providing necessary financing. We produced approximately 11.2 million tons (79.8 mmbbl), or 44.4% of our total crude oil produced in 2005, using secondary and tertiary recovery techniques, approximately 11.3 million tons (80.5 mmbbl), or 45.1% of our total crude oil produced in 2004, and 11.2 million tons (79.6 mmbbl), or 45.3% of our total crude oil produced in 2003, using these techniques. We intend to continue to use these and other enhanced recovery techniques to optimize our production of crude oil and expect that crude oil produced using these methods will increase as a percentage of our total production. These advanced techniques include flow rate and water injection pattern management, horizontal drilling, hydraulic rupture of formations and chemical, microbiological and thermal recovery techniques. We continue to explore technologies that will enhance these methods.

TRANSPORTATION

We transport most of our crude oil through the pipeline system operated by Transneft, Russia’s monopoly pipeline operator. The Ministry of Industry and Energy allocates usage of the pipeline network for export deliveries to oil producers on a quarterly basis.

Currently, the pipeline capacity, including non-CIS export pipeline capacity, and terminal access are allocated among oil producers on a quarterly basis in proportion to the volume of oil produced and delivered to the Transneft pipeline system in the prior quarter, planned oil production in the forthcoming quarter, and total pipeline capacity. Our non-CIS export pipeline allocation is equivalent to approximately one-third of the oil we produce and deliver to Transneft. Failure to pay taxes to the Russian government could result in the termination or temporary suspension of our access to the export pipelines. We do not believe that our share of pipeline export capacity will be materially adjusted in the near future. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company—We are dependent on Transneft, a state-owned company that controls the monopoly pipeline system, for the transport of nearly all of our crude oil, and our ability to export crude oil is limited by the system for allocating access to Transneft’s pipelines,’’ ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company—We must pay transportation expenses and tariffs to Transneft in order to maintain pipeline access, and these expenses and tariffs may be raised in the future, which could increase our costs’’ and ‘‘—Overview of the Russian Oil Industry—Regulation of the Russian Oil Industry—Oil and Refined Products Transportation Regime.’’

Transneft sets the tariff rates for using its pipelines subject to the oversight of the Federal Tariffs Service, a successor to the Federal Energy Commission, which also regulates the activities of natural monopolies in petroleum and energy transmission networks. Pipeline transportation costs have risen substantially over the past several years. The overall price to transport crude oil depends on the number of Transneft ‘‘districts’’ through which the oil is transported. From October 1, 2006, the pipeline tariff (determined using the Central Bank’s ruble/U.S. dollar exchange rate at October 1, 2006 and exclusive of VAT) for us to transport crude oil to Butinge is approximately U.S.$14.73 per ton; to Moscow approximately U.S.$7.20 per ton; to the Kremenchug oil refinery approximately U.S.$10.11 per ton; to Primorsk approximately U.S.$14.78 per ton; to Novorossisk approximately U.S.$14.09 per ton; and to Germany approximately U.S.$11.37 per ton. In addition, Transneft charges a premium of U.S.$2.5 per ton (exclusive of VAT) to deliver high sulfur content crude oil when it is mixed with other, low sulfur content crude oil. See ‘‘—Exploration and Production—Reserves and Fields—High Sulfur Content Crude Oil’’ under this Item for additional information on high sulfur content crude oil.

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

In 2002, we started shipping crude oil and refined products by railroad from the Nizhnekamsk oil refinery’s oil-loading platform and in 2003 from Tikhoretskaya oil-loading platform. Our total rail shipments were approximately 2.1 million tons (15.2 mmbbl) of refined products and 0.03 million tons

(0.2 mmbbl) of crude oil in 2005, 4.3 million tons (30.4 mmbbl) of refined products and 1.3 million tons (9.4 mmbbl) of crude oil in 2004 and 3.2 million tons (22.8 mmbbl) of refined products and 2.3 million tons (16.4 mmbbl) of crude oil in 2003.

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

The table below sets forth certain data with respect to the sales volumes of crude oil that we produced and purchased from other producers for the years ended December 31, 2005, 2004 and 2003:

	Year Ended December 31,
	2005			2004			2003
	Tons	Barrels	%	Tons	Barrels	%	Tons	Barrels	%
	(in thousands of units, except percentages)
Crude oil sales(1)
Domestic	5,964	42,482	24.6	5,329	37,959	24.7	6,153	43,828	28.1
CIS	5,168	36,812	21.3	3,153	22,459	14.7	2,637	18,783	12.0
Non-CIS	13,107	93,361	54.1	13,035	92,848	60.6	13,124	93,482	59.9
Total	24,239	172,655	100.0	21,517	153,266	100.0	21,914	156,093	100.0

(1)	Includes purchases of 3,126 thousand tons, 3,673 thousand tons and 5,310 thousand tons in the years ended December 31, 2005, 2004 and 2003, respectively.

Export sales are made at a higher price than domestic sales. Our export sales increased significantly in 2005 compared to 2004 as a result of high oil prices in the world market and of the increase in allocated access to Transneft’s pipelines in 2005. See ‘‘—Overview of the Russian Oil Industry—Regulation of the Russian Oil Industry—Oil and Refined Products Transportation Regime’’ under this Item. We are required to export certain volumes of crude oil in connection with our obligations under some of our loan agreements. See ‘‘Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt—Long-Term Foreign Currency Denominated Debt.’’

Revenues from sales of crude oil accounted for approximately 68% of total sales revenues in 2005, compared to 59% in 2004.

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

We make our non-CIS export sales for hard currency. A substantial portion of our non-CIS foreign currency export volumes is pledged as security for our foreign currency loans. During 2005 and 2004, up to 30% of our approximately 1.0 million tons per month and 1.1 million tons per month, respectively, of non-CIS crude oil exports, were pledged as security for existing borrowings (including 200,000 tons under long-term borrowings). See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company —We have experienced liquidity problems in the past and could experience them in the future,’’ ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company—Our main oil fields have a high depletion level and require increased capital expenditures to maintain production levels. Inability to finance these and other expenditures could have a material adverse effect on our financial condition and the results of our operations’’ and ‘‘Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt—Long-Term Foreign Currency Denominated Debt.’’ The remaining export volumes are sold on the basis of spot contracts. We generally conclude export sales for delivery at the relevant port (in the case of shipment by oil carrier) or for delivery at the Russian border (in the case of cross-border pipeline transport) and usually receive payment for exports to non-CIS countries within one to two months of delivery. The price of non-CIS exports generally must cover transportation costs that we pay to Transneft. See ‘‘—Transportation’’ under this Item. Our primary clients in the export market are international oil traders. In 2005, our non-CIS export crude oil prices per ton increased to RR9,721 compared to an average of RR6,575 in 2004 following an increase in oil prices in the world market due to strong demand and on concerns about refiners’ ability to supply this demand in the context of tensions in the Middle East and war in Iraq, the aftermath of hurricane Katrina and growing demand in China. See ‘‘—Overview of the Russian Oil Industry—Crude Oil Prices’’ under this Item.

We currently do not hedge our foreign currency exposure (except, to a certain extent, for Bank Zenit (until April 2005) in connection with its own operations), but may do so in the future to the extent that we are able to do so. See ‘‘Item 10—Additional Information—Exchange Controls’’ and ‘‘Item 11— Quantitative and Qualitative Disclosures about Market Risk—Derivatives.’’

CIS Crude Oil Export Sales

CIS exports comprise exports to member nations of the CIS other than Russia, and represent primarily exports through intermediaries to the Kremenchug oil refinery in Ukraine operated by Ukrtatnafta. CIS crude oil prices have historically been lower than the prices we are able to realize on our non-CIS exports but have historically been higher than domestic prices. We delivered through intermediaries approximately 4.4 million tons (31.5 mmbbl) of crude oil to the Kremenchug oil refinery, representing approximately 88% of our CIS oil sales, in 2005, 3.09 million tons (22.0 mmbbl) of crude oil, representing almost all of our CIS oil sales, in 2004, and 2.56 million tons (18.5 mmbbl) of crude oil, representing approximately 97% of our CIS crude oil sales, in 2003. The price of CIS exports generally must cover transportation costs that we are required to pay to Transneft. See ‘‘—Transportation’’ under this Item. CIS average crude oil prices per ton increased to RR8,782 in 2005 from RR5,357 in 2004, a 64% increase, due to the increase in demand.

Domestic Crude Oil Sales and Deliveries

Domestic crude oil prices are normally lower than world market prices and are only relatively correlated with them. Domestic crude oil prices result from the supply and demand imbalance within the domestic market, which owing to the limitations on export is generally oversupplied. In 2005, our domestic prices per ton averaged RR5,222, compared to average price of RR3,702 per ton in 2004, representing a 41% increase, driven by an increase in demand of domestic refineries.

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

Most of the crude oil sold to domestic oil dealers or transferred by us under processing arrangements was ultimately delivered to the Nizhnekamsk oil refinery (until September 2005) and the Moscow oil refinery (until April 2004). In 2005, 2004 and 2003, approximately 73%, 78% and 58%, respectively, of our total domestic crude oil shipment volumes were ultimately delivered to these two refineries, including approximately 54%, 63% and 50%, respectively, to the Nizhnekamsk oil refinery. In October 2005, we entered into a long-term supply contract with TAIF in order to supply to TAIF at market price up to 650,000 tons per month of crude oil to be refined at the Nizhnekamsk oil refinery. Deliveries were also made to other refineries located throughout European Russia, including in Ufa, Ryazan and Nizhny Novgorod. In total, approximately 7.4 million tons, 9.2 million tons and 8.3 million tons were delivered to domestic refineries, representing approximately 27%, 38% and 34% of all our deliveries (excluding purchased oil) in 2005, 2004 and 2003, respectively. The decrease of deliveries to domestic refineries in 2005 is mainly due to the increase in deliveries through intermediaries to the Kremenchug oil refinery in Ukraine.

We engage in swap transactions with other Russian oil companies whereby we undertake to deliver our oil to certain refineries in Russia or the CIS in exchange for delivery of oil of equivalent value to refineries in or adjacent to regions of Russia where we have retail operations. Such swap arrangements are beneficial to us and our counterparties insofar as they result in reduction of transportation costs and improved marketing efficiencies. The total volume of such swap transactions amounted to 0.4 million tons and 2.1 million tons in 2004 and 2003, respectively. We did not engage in swap transactions in 2005. We also enter into agency agreements with other Russian oil companies whereby we purchase crude oil and refined products from these companies and resell it to our customers. The total volume of such transactions amounted to 1.2 million tons in 2005.

High Sulfur Content Crude Oil Sales

High sulfur content crude oil has a lower market value than crude oil with low sulfur content. The national pipeline operator, Transneft, charges a premium of U.S.$2.5 per ton (exclusive of VAT) for blending and transporting crude oil with a sulfur content of more than 1.8%, which includes our high sulfur content crude. The fee is payable in rubles, converted at the official ruble/U.S. dollar exchange rate as reported by the Central Bank in effect on the first day of each month. Transneft’s current practice of blending our high sulfur content crude oil benefits us. See ‘‘Item 3—Key Information—Risk Factors— Risks Relating to the Company—A significant proportion of our crude oil production and reserves consists of high sulfur content oil, for which we receive a lower price and which has lower marketability than lower-sulfur content crude oil.’’ We blended and shipped virtually all of our high sulfur content crude oil production in 2005, 2004 and 2003.

Refined Products

Tatneft did not receive or acquire any refining capacity in connection with the privatization of the Russian oil and natural gas sector. However, we have increasingly been developing our refining capabilities and reducing our reliance on purchases of refined products produced from our crude oil from third parties. The table below sets forth our refined product sales for the years ended December 31, 2005, 2004 and 2003:

	Year Ended December 31,
	2005			2004			2003
	Tons	Barrels	%	Tons	Barrels	%	Tons	Barrels	%
	(in thousands of units, except percentages)
Refined product sales(1)
Domestic	5,897	42,004	71.7	6,202	44,177	55.0	7,271	51,791	61.3
CIS	356	2,536	4.3	459	3,270	4.1	63	449	0.5
Non-CIS	1,979	14,096	24.0	4,609	32,830	40.9	4,523	32,217	38.2
Total	8,232	58,636	100.0	11,270	80,277	100.0	11,857	84,457	100.0

(1)	Includes purchases of 3,349 thousand tons, 4,177 thousand tons and 4,086 thousand tons in the years ended December 31, 2005, 2004 and 2003, respectively.

In August 1997, Tatarstan President Shaimiev announced plans to expand and upgrade the petrochemicals facility at Nizhnekamsk, owned by Nizhnekamskneftekhim, in order to enable Tatarstan to become independent from refineries located elsewhere. To this end, we entered into discussions with Nizhnekamskneftekhim and TAIF, both of which are related parties under the influence of the Tatarstan government. These discussions resulted in an agreement to form a joint venture company OAO Nizhnekamsk Oil Refinery to expand, upgrade and operate the Nizhnekamsk oil refinery. Our total investment in the refinery amounted to approximately RR9,607 million as of September 1, 2005. The first phase of the base facility of the refinery was brought on stream in 2002, and we intended to further expand and upgrade this facility. However, OAO Nizhnekamsk Oil Refinery has been involved in a dispute with TAIF over the lease of the CDU owned by TAIF. This dispute resulted in the return by OAO Nizhnekamsk Oil Refinery of the CDU to TAIF, and in the sale of substantially all our production assets and inventory of OAO Nizhnekamsk Oil Refinery to TAIF. Following this sale, OAO Nizhnekamsk Oil Refinery was left without production capacity, and is now in the process of liquidation (completion of liquidation is expected by the end of 2006). For further discussion see ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company—We are dependent on oil refineries outside of Tatarstan.’’ We have also formed TKNK, a joint venture with Nizhnekamskneftekhim, Svyazinvestneftekhim and LG International Corp. to carry out a feasibility study and construction of an oil refining and petrochemicals facility in Tatarstan. However, in June 2005, all work on the TKNK project was suspended as the joint venture parties could not reach an agreement with respect to its financing and as we designed the project to built a new oil refinery in Nizhnekamsk. See ‘‘—History and Development—Development’’ under this Item.

In September 2005, together with Svyazinvestneftekhim, we founded ZAO Nizhnekamsk Oil Refinery to build an oil refining and petrochemicals facility in Nizhnekamsk. We directly own 40% of the new company and Svyazinvestneftekhim owns 9%. The remaining 51% is indirectly held by IPCG Fund. The new facility will comprise an oil refinery with a refining capacity of 7 million tons of oil per year, construction of which is expected be completed in 2008 in respect of the refining unit and in 2009 in respect of the hydro-crusher unit, a deep refining unit with a fuel oil capacity of 3.5 million of tons, construction of which is expected be completed in 2009, and a petrochemical plant producing products based on aromatics that is projected to be opened in 2010. The initial construction works (including the preparation of the site, etc.) commenced in September 2005. Our total investments in ZAO Nizhnekamsk Oil Refinery amounted to approximately RR3 billion through October 1, 2006. We expect that completion of this new facility should decrease our dependence on refineries outside of Tatarstan and should enable us to produce more environmentally-friendly and more competitive oil products. See ‘‘—History and Development—Development’’ under this Item.

We own a small oil refinery in Kichuyi, Tatarstan, which began operating in 1995. This refinery is one of the most technologically modern oil refineries in Russia. It has an annual refining capacity of 400,000 tons (approximately 2.85 mmbbl) and produces gasoline and diesel fuel to serve primarily our fuel needs and those of local residents of the Almetyevsk region.

In 2001, we acquired approximately 40% of the shares of the Minnibaevsk gas refinery, which we had held as collateral for a loan to the government of Tatarstan. In 2002, a reverse stock split carried out by the Minnibaevsk gas refinery resulted in our ownership of 100% of its outstanding shares, the minority shareholders having been cashed out. Subsequently, we transferred the assets of the Minnibaevsk gas refinery into our unincorporated gas production, transportation and refining division Tatneftegaspererabotka. Deliveries from the Minnibaevsk gas refinery totaled 0.9 million tons of gas products in each of 2003 and 2004, of which approximately 56% were delivered to Nizhnekamskneftekhim, 1% exported, and the balance sold to various domestic customers. In 2005, deliveries from the Minnibaevsk gas refinery totaled 0.8 million tons of gas products, of which approximately 11.5% were delivered to Nizhnekamskneftekhim, 19.48% were exported and the balance was sold to domestic customers.

We own an 8.6% interest in Ukrtatnafta, a company with a 100% ownership interest in the Kremenchug oil refinery in Ukraine, one of the largest refineries for high sulfur content crude oil in the CIS. The Tatarstan government owns 28.78% of the shares of Ukrtatnafta, which are held under our fiduciary management. The Ukrainian government currently owns, through NK Naftogas of Ukraine, approximately 43% of Ukrtatnafta’s shares.

We may also become involved in additional alliances and equity participations with certain refineries to which we deliver crude oil or which we consider economically viable. See ‘‘—Organizational Structure —Refining and Marketing—Subsidiaries and Associated Companies’’ under this Item.

As a result of measures that we have undertaken in recent years in the areas of sales and marketing of refined products, our sales structure has undergone significant changes. We expect that further development of our retail network will result in increased sales of refined products in the domestic market. Due to the fact that we lease limited own refining capacity, we sell crude oil to intermediaries, who then refine oil in domestic refineries, following which we purchase refined products processed from our oil. In 2005, we purchased refined products totaling approximately 3.3 million tons, of which we exported 0.1 million tons. We sold refined products totaling 8.2 million tons, 11.3 million tons and 11.9 million tons, and earned revenue of RR66,380 million, RR60,121 million and RR43,831 million from these sales for the years ended December 31, 2005, 2004 and 2003, respectively. The decreasing volume of these sales is attributable to a shift away from purchases and resales of refined products in favor of an increased emphasis on selling our own refined products.

Processing arrangements, primarily with the Nizhnekamsk oil refinery until September 2005, accounted for a significant portion of our crude oil product sales in 2005. Under such arrangements, a refinery processes crude oil for us in exchange for either a portion of crude oil, refined products, or a payment made by us. We retain ownership of the crude oil and of the related derivative products throughout the refining process. We currently no longer have processing arrangements.

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

In 2000, we purchased an approximately 34.6% stake in Nizhnekamskshina from the Tatarstan government, subsequently increasing our stake to 76.01% through additional purchases and participation in a new share issuance. Nizhnekamskshina has been consolidated in our consolidated financial statements from September 30, 2001. Nizhnekamskshina is one of the largest tire manufacturers in Russia, accounting for approximately 28.3%, 28.6% and 27.7% of all tires produced in Russia in 2005, 2004 and 2003, respectively, and supplying its products to both domestic and foreign markets. Nizhnekamskshina consists of two divisions, a mass tire plant that produces tires for light-weight vehicles and a truck tires plant. Nizhnekamskshina produced approximately 11.4 million tons of tires, 11.2 million tons of tires and 10.7 million tons of tires in 2005, 2004 and 2003, respectively. Approximately 21.1%, 27.0% and 26.0% of the tires produced by Nizhnekamskshina in 2005, 2004 and 2003, respectively, were supplied to car manufacturers; 58.8%, 53.0% and 53.6% were sold on the secondary market; and 20.1%, 20.0% and 20.3% were exported, including approximately 16.6%, 15.0% and 15.4% to customers in the CIS. We are in the process of renovating the manufacturing facilities at Nizhnekamskshina. In connection with this renovation process, we have attracted investment and know-how from Western partners. In particular, in May 2002, Nizhnekamskshina entered into an agreement with the Italian tire producer Pirelli to use Pirelli’s know-how and equipment, and in July 2004 we started producing tires for light passenger vehicles using this technology in the production of up to two million tires annually under the Kama-Euro brand. Nizhnekamskshina shipped approximately 700 thousand of these tires through December 31, 2005.

We also acquired approximately 77.1% of Nizhnekamsk Industrial Carbon Plant in 2000 from the Tatarstan government, subsequently increasing our ownership to 83.78% in 2005. Nizhnekamskshina obtains raw materials from Nizhnekamsk Industrial Carbon Plant. Nizhnekamsk Industrial Carbon Plant also sells its products to other Russian tire manufacturers and exports its products to Poland, Bulgaria, India, China, Vietnam, Indonesia, Turkey and other countries. In addition, we formed and own 51% of Yarpolymermash-Tatneft, which is based on the assets of the Yaroslavl Polymer Machine Plant, in order to manufacture equipment for processing materials for tire production. In 2003, we commenced production at OOO Tatneft-Nizhnekamskneftekhimoil, a polyalphaolefin-based synthetic lubricants plant that is the only such enterprise in Russia. In the first half of 2004, the production of polyalphaolefin-based synthetic lubricants was conducted on a transitional basis. Polyalphaolefin-based synthetic lubricants are also used at the plant for the production of high-quality greasing substances, such as engine, transmission, refrigerator and synthetic oils. The American Oil Institute has issued a license on the conformity of our engine oil ‘‘Tatneft-Profy’’ with the API standards. In December 2004, programs were approved to update the oils to international standards and on the production of new products. These programs were suspended in 2005 as we did not reach an agreement with our partners on the oils update and as we decided after further consideration that these programs were not economically viable. Investment in these programs was approximately RR31.6 million through October 1, 2006.

In 2002, we created Tatneft-Neftekhim, a management company for our petrochemicals operations, and transferred to it our holdings in Nizhnekamskshina, Nizhnekamsk Industrial Carbon Plant, Yarpolymermash-Tatneft, Tatneft-Nizhnekamskneftekhimoil, OOO Trading House Kama, a marketing subsidiary of Nizhnekamskshina, and other petrochemicals companies.

COMPETITION

Oil and Refined Products

We currently hold most of the licenses for oil exploration and production within Tatarstan. We consider all other major Russian oil companies, including Rosneft (particularly following its acquisition of the former YUKOS subsidiary Yuganskneftegaz in December 2004), LUKOIL, Surgutneftegaz, TNK-BP and Gazprom Neft (formerly Sibneft, renamed after its acquisition by Gazprom in October 2005), to be our principal competitors in our core business segments. We compete with these and other oil companies for customers both within Russia and internationally, primarily for sales of crude oil.

We believe that our drilling costs are less than those for oil companies operating in Siberia. Our oil reserves are generally closer to the surface than in Siberia, and are located in more geographically accessible terrain. While the main productive horizons in Siberia are found at a depth of approximately 2,300 to 2,400 meters, our main productive horizons lie at a depth of approximately 1,200 to 1,700 meters. We also believe our location gives us a transportation cost advantage over companies operating in Siberia, as we are located closer to major markets in Moscow and Eastern and Western Europe. In addition, while our oil fields have a high depletion level and while we produce high sulfur content crude oil, we believe that this has not to date contributed to a higher cost per barrel compared to the other Russian oil companies.

We expect to experience increasing levels of competition in the industry. A number of other Russian oil companies, as well as foreign oil companies, compete on bids for licenses and offer services in Russia, increasing the competition that we face. Foreign-owned companies in particular may have access to greater financial and other resources than we do, which may give them a competitive advantage. We also expect to experience increasing competition due to the limited quantities of unexploited and unallocated oil reserves remaining in Russia, and the effects of, and financial resources provided by, increased foreign investment into the Russian oil industry. Full implementation of the PSA laws could substantially increase levels of interest of foreign and domestic companies in oil production in Russia and further increase the level of competition we face even within Tatarstan. Strategic acquisitions of additional assets, such as mergers or other forms of combination, may also strengthen our domestic competitors. The Russian oil industry has recently experienced significant consolidation, including the privatization sale of Slavneft, a large Russian oil company, to a consortium of shareholders who also control TNK and Sibneft, at the time, Russia’s third and fifth largest oil companies, respectively; establishment of a strategic joint venture between BP and TNK on the basis of their respective Russian assets; the sale of Yuganskneftegaz, the most significant subsidiary of YUKOS, to Rosneft; and the acquisition of Sibneft, the fifth largest oil producer in Russia, by Gazprom. Gazprom has publicly announced plans to proceed to further acquisitions of oil assets in Russia and abroad. In December 2005, Russneft, the tenth largest oil producer in Russia, acquired significant production and refinery facilities in Russia and announced its plans to acquire additional facilities in the near future. These competitors may have better access to financial and other resources and greater political influence than we do. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company—We expect the oil industry in Russia to become increasingly competitive.’’

Petrochemicals

In the petrochemicals sector we compete for the Russian and CIS tire markets primarily with other Russian tire manufacturers, such as the Yaroslavl, Omsk, Moscow, Kirov, Krasnoyarsk, Voronezh, Volzhsky, Barnaul, NIIShP, Ural and Petroshina tire companies, as well as Ukrainian tire plant Rosava. The Omsk, Yaroslavl, Volzhsky and Ural tire companies, accounting for approximately 48% of tires produced in Russia in 2005, are controlled by Sibur, a petrochemicals subsidiary of Gazprom. The Kirov, Krasnoyarsk and Voronezh tire companies, accounting for approximately 18.3% of tires produced in Russia in 2003, as well as Rosava, are controlled by AMTEL, an international petrochemicals holding. Several of our competitors have entered into joint ventures with major international tire manufacturers, and several international tire manufacturers, including Goodyear, Michelin, Continental, Pirelli and Nokian Tires, have announced plans or taken steps to enter the Russian tire manufacturing market. We expect to experience increasing levels of competition in the petrochemicals segment in the coming years. For example, Nokian Tires has announced its decision to build a new plant in Vsevolzhsk and within three years to produce 3.5 million tires per year (with a maximum production capacity of 8-9 million tires per year). In addition, in 2004, Michelin opened a plant that produces extra class radial tires and sport tires in Davidovo (in the Moscow region) and has announced plans to reach a production capacity of 2.1 million tires per year in 2005.

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

The Russian Government adopted a regulation on October 12, 2005 incorporating the Special Technical Regulation on Requirements to emissions of hazardous substances by automotive vehicles circulating on the territory of the Russian Federation. Pursuant to this regulation, all fuels (gasoline and oil fuels) must meet certain ecologic standards (Euro-2) from April 21, 2006, certain stricter ecologic standards (Euro-3) from January 2008, and certain even stricter ecologic standards (Euro-4) from 2010. We intend to base the infrastructure of the new refining facility in Nizhnekamsk on the latest technology in order to meet these ecological requirements. For further information on the new Nizhnekamsk facility, see ‘‘—Refining and Marketing—Refined Products’’ under this Item.

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

Through our joint venture TATEX we have been installing vapor recovery equipment on our oil storage tanks. In 2003, two additional vapor recovery systems became operational. In 2004, two more vapor recovery systems became operational and we completed construction on an additional three vapor recovery systems. In 2005, four additional vapor recovery systems became operational and we completed construction of an additional two vapor recovery systems. Currently there are 41 vapor recovery systems in operation, equipping all of our storage tanks. This program has helped to reduce substantially emissions of hydrocarbons from our facilities into the atmosphere. We have reduced sulfur dioxide emissions by installing facilities for sulfur cleaning.

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

In August 2006, our environmental management system received the ISO 14001:2004 certification. ISO 14001:2004 specifies requirements for an environmental management system to enable an organization to develop and implement a policy and objectives, which take into account legal requirements and other requirements to which the organization subscribes, and information about significant environmental aspects. In addition, in August 2006, our occupational health and safety management system received the OHSAS 18001:1999 certification. OHSAS 18001:1999 specifies requirements for an occupational health and safety management system to enable an organization to control its occupational health and safety risks and improve its performance.

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

In order to improve our vertically integrated structure, in 2002 we created Tatneft-Neftekhim, a management company for our petrochemicals operations, and transferred to it our holdings in Nizhnekamskshina, Nizhnekamsk Industrial Carbon Plant, Yarpolymermash-Tatneft and other petrochemicals companies. We also proceeded with a merger of our natural gas and natural gas products collection, refining and transportation assets into the Tatneftegaspererabotka division, established a drilling management company OOO Tatneft-Bureniye, consolidated management of Tatneft-branded gas stations in OOO Tatneft-Centernefteproduct and continued with our internal restructuring in order to optimize costs and corporate governance. As part of our internal restructuring, we took additional steps to streamline management and improve efficiency by centralizing and restructuring our logistics services and reducing the number of employees engaged in general construction, machine tool, special-purpose machinery and related services. In 2003, we divested our stakes in 21 agricultural companies and formed a subsidiary, OOO Tatneft-Aktiv, to optimize leasing of various assets not necessary for our ongoing operations to third parties. In compliance with our long-term strategy to dispose non-core assets, in 2005, we sold our entire stake in Bank Devon-Credit and in IFK Solid, as well as a significant portion of our stake in Bank Zenit.

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

Social Assets

We currently own certain social assets, including sports and leisure facilities. We manage other social assets, such as housing and kindergartens, which are the property of Tatarstan but have been provided to us under the principle of ‘‘economic management’’ pursuant to agreements with the Tatarstan government. At December 31, 2005, 2004 and 2003, we held social assets with a net book value of RR3,906 million, RR4,732 million and RR4,870 million, respectively. We transferred social assets with a combined net book value of RR352 million, RR455 million and RR2,162 million (including medical equipment with a net book value of RR1,917 million) in the years ended December 31, 2005, 2004 and 2003, respectively, to public ownership. We also incurred social infrastructure expenses of RR164 million, RR249 million and RR279 million for the years ended December 31, 2005, 2004 and 2003, respectively, for maintenance primarily relating to housing, schools and cultural buildings.

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

RELATIONSHIP WITH TATARSTAN

As of May 15, 2006, Svyazinvestneftekhim, a company wholly-owned by the government of Tatarstan, held, directly and through its subsidiary Investneftekhim, approximately 33.59% of our capital stock and 35.87% of our Ordinary Shares. The Tatarstan government also holds a Golden Share, which gives it the power to appoint a representative to our Board of Directors and Revision Committee and veto certain corporate decisions. The Golden Share currently has an indefinite term. For a description of the Golden Share rights see ‘‘Item 3—Key Information—Risk Factors—Risk Relating to Tatarstan—Tatarstan legislation may be inconsistent with Russian legislation, and resolution of these inconsistencies is uncertain’’ and ‘‘Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.’’ Through its indirect participation in Tatneft, its legislative, taxation and regulatory powers, and also through significant informal pressures, the Tatarstan government is able to exercise considerable influence over us. The Tatarstan government has used its influence in the past to mandate oil sales and to cause us to raise capital for the benefit of Tatarstan or to pay the debts of Tatarstan when independently we may not have entered into such transactions. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to Tatarstan—The Tatarstan government has the power to exercise significant influence over our operations,’’ ‘‘Item 3—Key Information—Risk Factors—Risks Relating to Tatarstan—We may face pressures from the Tatarstan government to engage in certain business practices that we may not have independently chosen and that may not maximize shareholder value,’’ ‘‘Item 3—Key Information—Risk

Factors—Risks Relating to the Company—We have experienced liquidity problems in the past and could experience them in the future’’ and ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company—The Russian and Tatarstan governments can mandate deliveries of crude oil and refined products at less than market prices, adversely affecting our revenue and relationships with other customers.’’

Tatarstan continues to own, directly or indirectly, controlling or substantial minority stakes in or to exercise significant influence over operations of, virtually all of the major enterprises in Tatarstan, except for OAO Kamaz (a major customer of Nizhnekamskshina), which is controlled by the Russian federal government. The specific nature of Tatarstan’s interest in each enterprise cannot be determined, however, and therefore detailed information is not available to us about the extent of Tatarstan’s involvement in certain transactions into which we may enter. Nonetheless, we are aware that, as a result of Tatarstan’s involvement in other enterprises, Tatarstan has an interest in a number of transactions involving us, including the following:

•	Tatenergo. Our companies receive most of their electricity from Tatenergo, wholly-owned by Tatarstan, the primary provider of electric power in Tatarstan.

•	Nizhnekamskneftekhim. Tatarstan owns 25.2% of the shares of Nizhnekamskneftekhim, which are held under TAIF’s fiduciary management. Through domestic sales agents we deliver some of our crude oil products to Nizhnekamskneftekhim, the largest petrochemicals company in Tatarstan. Nizhnekamskneftekhim was also a shareholder in OAO Nizhnekamsk Oil Refinery and TKNK.

•	TAIF. TAIF, which was previously affiliated with Tatarstan, formed together with us in 1999 OAO Nizhnekamsk Oil Refinery. TAIF also owns the CDU at the Nizhnekamsk oil refinery, previously leased to OAO Nizhnekamsk Oil Refinery. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company—We are dependent on oil refineries outside of Tatarstan.’’ In October 2005, we entered into a long-term supply contract with TAIF in order to supply to TAIF at market price up to 650,000 tons per month of crude oil to to be refined at the existing Nizhnekamsk oil refinery.

In the mid-1990s, we informally agreed with the Tatarstan government that we would use up to 50% of our export receivables to secure loans for the benefit of the Tatarstan government. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to Tatarstan—The Tatarstan government has the power to exercise significant influence over our operations’’ and ‘‘Item 3—Key Information—Risk Factors—Risks Relating to Tatarstan—We may face pressures from the Tatarstan government to engage in certain business practices that we may not have independently chosen and that may not maximize shareholder value.’’ In 1997 and 1998, we received funds under these loans and then on-loaned them to the Tatarstan government (and in certain cases retained a portion of the funds with respect of amounts then owed to us by the Tatarstan government). These on-loans were to be repaid directly by the Tatarstan government, or indirectly through a reduction in our obligations to Tatarstan. Our own loans obtained in order to make these on-loans to Tatarstan were restructured through the Restructuring Agreement (we repaid all amounts due under the Restructuring Agreement in 2002). The Tatarstan government reduced its outstanding obligation to us under these on-loans by transferring controlling interests in a local telecommunications company, Tatincom-T, and a geophysical services company, Tatneftegeofizika, in 1999 and discharged RR73 million and RR4,368 million in 2000 and 1999, respectively, through relief of tax liabilities and cash and cash equivalent payments. In 2001, the Tatarstan government settled the remaining balance of the loan through tax liability relief and the transfer to us of shares in companies in Tatarstan, such as Bank Ak Bars and OAO Kamaz.

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

Tatarstan had in the past granted to us special tax provisions in relation to our operations. These tax provisions provided significant tax savings for us. We have not enjoyed any significant tax benefits from Tatarstan since January 1, 2003. See ‘‘—Exploration and Production—Production—Tax benefits’’ under this Item.

Resolution of the Cabinet of Ministers of Tatarstan No. 462 reduced tariffs for power resources used by us by 27% beginning in the third quarter of 1998 and continuing through the final quarter of 1999. We have not received any similar benefits since 1999.

The President of Tatarstan has publicly encouraged us to construct an oil refinery in Tatarstan, and we have made substantial investments in refining facilities at the Nizhnekamsk oil refinery through OAO Nizhnekamsk Oil Refinery. In early September 2005, we sold to TAIF our share of the production assets and inventory of OAO Nizhnekamsk Oil Refinery, including the refining units. In February 2006, we sold to TAIF additional refining units of OAO Nizhnekamsk Oil Refinery. In September 2005, together with Svyazinvestneftekhim, we founded ZAO Nizhnekamsk Oil Refinery to build an oil refining and petrochemicals facility in Nizhnekamsk. See ‘‘—History and Development—Development— Developments in 2005—Refining and Marketing’’ under this Item. The Tatarstan government has also actively encouraged us to create a vertically integrated oil company in Tatarstan and to explore bitumen reserves. See ‘‘—Strategy—Shaping and improving our structure as a vertically integrated oil company’’ under this Item.

In 2003, at the request of the Tatarstan government, we purchased a promissory note due in 2022 in the amount of RR1,197 million issued by Nedoimka, a unitary company controlled by the government of Tatarstan. Nedoimka used the proceeds of this transaction to finance social expenditures planned under Tatarstan's budget. We believed that this promissory note was not recoverable. Consequently, we wrote off the promissory note in fiscal year 2003, resulting in a charge to operations of RR1,197 million. See Note 19 to our audited consolidated financial statements and ‘‘Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.’’

In September 2004, we borrowed RR2 billion under a loan agreement with Svyazinvestneftekhim. The purpose of the loan was to finance construction of a new refinery by TKNK. See ‘‘—History and Development—Development’’ under this Item. The loan interest rate was 0.01% per annum, and the loan matured in March 2014. We repaid this loan in February 2005. See ‘‘Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.’’

In January 2004, at the request of the Tatarstan government, we purchased interest-free promissory notes due in 2024 in the amount of RR960 million from Tatgospostavki, a unitary company controlled by the government of Tatarstan. Tatgospostavki used the proceeds of this transaction to finance social expenditures planned under Tatarstan’s budget. See Note 10 to our audited consolidated financial statements and ‘‘Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.’’

PROPERTY, PLANT AND EQUIPMENT

Substantially all of our material tangible fixed assets, consisting of interests in crude oil and natural gas reserves, refining facilities, gas stations, storage, manufacturing and transportation facilities and other property, are located in Tatarstan. For a description of our reserves, sources of crude oil, refining facilities, gas station operations and other facilities see ‘‘—History and Development,’’ ‘‘—Exploration and Production,’’ ‘‘—Refining and Marketing’’ and ‘‘—Petrochemicals’’ under this Item. In 1999, we started acquiring gas stations outside of Tatarstan, in particular in Moscow, the Moscow region, Vladimir, the Volga and Urals regions, the Leningrad region, Nizhny Novgorod and Arkhangelsk, as well as in Ukraine. In 2002, in a series of transactions we purchased 16,767 hectares of land underneath most of our production properties located in Tatarstan from the Tatarstan government for RR330 million. In early September 2005, we sold to TAIF our share of the production assets and inventory of OAO Nizhnekamsk Oil Refinery, including the refining units, for approximately U.S.$262 million (net of VAT). See ‘‘—History and Development—Development—Developments in 2005—Refining and Marketing.’’ In February 2006, we sold to TAIF additional refining units of OAO Nizhnekamsk Oil Refinery for RR198 million (net of VAT). See ‘‘—History and Development—Development—Developments in 2006—Refining and Marketing.’’

ITEM 4A—UNRESOLVED STAFF COMMENTS.

This Item is not applicable.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based on and should be read in conjunction with our audited consolidated financial statements as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005. In each case, these statements should also be read together with the accompanying notes and supplemental information appearing elsewhere in this annual report. These financial statements have been prepared in accordance with U.S. GAAP. This discussion includes forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including certain factors discussed later in this Item.

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

As measured by Russia’s CPI, annual inflation in Russia was 10.9%, 11.7%, 12.0%, 15.1% and 18.8%, in 2005, 2004, 2003, 2002 and 2001, respectively. Given Russia’s past inflation history, Russia’s economy was considered hyperinflationary for purpose of our consolidated financial statements for the year ended December 31, 2002 and prior periods, and such consolidated financial statements were prepared in accordance with APB 3. These figures were thus expressed in millions of constant rubles as of December 31, 2002 purchasing power. At a meeting of the AICPA International Practices Task Force on November 25, 2002, the Task Force concluded that Russia would no longer be considered highly inflationary effective from January 1, 2003.

The following table shows the inflation rate in Russia, the period-end and average ruble/U.S. dollar exchange rates, the rates of nominal devaluation (appreciation) of the ruble against the U.S. dollar, and the rates of real change in the value of the ruble against the U.S. dollar for the periods indicated.

	Year ended December 31,
	2005	2004	2003	2002	2001
Inflation rate	10.9%	11.7%	12.0%	15.1%	18.8%
U.S.$ period-end exchange rate	28.78	27.75	29.45	31.78	30.14
Average U.S.$ exchange rate	28.31	28.81	30.68	31.35	29.17
Nominal appreciation (devaluation) of the ruble	(3.7%)	5.8%	7.3%	(5.4%)	(7.0%)
Real ruble appreciation	6.9%	18.5%	20.9%	9.2%	11.0%

Sources: Goskomstat and the Central Bank.

Over the past decade, the ruble has at times fluctuated dramatically against the U.S. dollar. The Central Bank has from time to time imposed various currency control regulations in attempts to support the ruble, and may take further actions in the future to the extent permitted by the Currency Law. See ‘‘Item 10—Additional Information—Exchange Controls.’’

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

These taxes have had a significant effect on our results of operations, and represented 38%, 29% and 28% of our total sales and other operating revenues in the years ended December 31, 2005, 2004 and 2003, respectively. These taxes also represented 45% of total costs and other deductions in the year ended December 31, 2005, 35% in the year ended December 31, 2004 and 31% in the year ended December 31, 2003.

These taxes are reflected in taxes other than income taxes in our consolidated statements of operations. In addition, we are subject to payroll-based taxes, which are included as salary costs within selling, general and administrative expenses or operating expenses, as appropriate.

The table below presents a summary of statutory tax rates to which we and most of our subsidiaries were subject during the years ended December 31, 2005, 2004 and 2003:

Year Ended December 31,
Tax	2005	2004	2003	Taxable base
Income tax—maximum rate	24%	24%	24%	Taxable income
VAT	18%	18%	20%	Added value
Unified natural resources production tax(1), average	RR1,873	RR1,053	RR801	Metric ton produced (crude oil)
Refined products excise tax:
High octane gasoline	RR3,629	RR3,360	RR3,000
Low octane gasoline	RR2,657	RR2,460	RR2,190
Diesel fuel	RR1,080	RR1,000	RR890
Motor fuel	RR2,951	RR2,732	RR2,440	Metric ton produced and sold domestically(2)
Crude oil export duty, average(3)	U.S.$130.6	U.S.$55.9	U.S.$30.4	Metric ton exported
Refined products export duty, average(4):
Light distilled products (gasoline products) and mid-distilled products (diesel fuel)	U.S.$92.3	U.S.$38.0	U.S.$27.4	EUR30.0
Fuel oil (mazut)	U.S.$52.7	U.S.$36.7	U.S.$27.4	EUR15.1 Metric ton exported
Road users tax(5)	—	—	—	1.0% Net revenues
Property tax—maximum rate	2.2%	2.2%	2.0%	2.0% Taxable property

(1)	See ‘‘Item 4—Information on the Company—Overview of the Russian Oil Industry—Current System of Oil-Related Taxes and Payments—The Unified Natural Resources Production Tax’’ and ‘‘Item 4—Information on the Company—Overview of the Russian Oil Industry—Current System of Oil-Related Taxes and Payments—Oil-Related Export Duties.’’

(2)	Excise taxes are paid on refined products produced and sold domestically. Prior to January 1, 2003, following changes to the Tax Code, excise tax was paid by the producers of refined products. From January 1, 2003, excise taxes are paid by the sellers of refined products to end customers, while producers and intermediary re-sellers accrue excise tax and subsequently recover it subject to certain conditions set by the Russian legislation.

(3)	From February 1, 2002, crude oil export duties have been denominated in U.S. dollars. Prior to February 1, 2002, crude oil export duties were denominated in euro.

(4)	From January 1, 2003, refined products export duties have been denominated in U.S. dollars. Prior to January 1, 2003, refined products export duties were denominated in euro.

(5)	Abolished from January 1, 2003.

In the year ended December 31, 2005 overall tax burden increased significantly compared with the year ended December 31, 2004. Unified natural resources production tax increased by 78%, average crude oil export duty by 134%, average refined products export duty by 94% and excise tax on refined products by 8%.

The unified natural resources production tax increased in 2005 as a result of the increase in the base tax rate from RR347 per metric ton in 2004 to RR419 per metric ton in 2005 due to an increase in the Urals blend price by 45%. Through December 31, 2003, the base tax rate for the unified natural resources production tax was set at RR340 per ton of crude oil produced, increasing to RR347 per ton of crude oil produced in 2004 and to RR419 per ton of crude oil produced effective from January 1, 2005. The rate is adjusted monthly depending on the market price of Urals blend and the ruble exchange rate, and becomes zero if the Urals blend price falls to or below U.S.$8.00 per barrel (U.S.$9.00 from January 1, 2005). From January 1, 2007, the unified natural resources production tax rate is set at RR419 per ton of crude oil, multiplied by a ratio reflecting the changes in the world crude oil prices and by a prescribed depletion rate for the relevant oil field depending on its depletion.

The New Natural Resources Production Tax Law introduced a differentiated rate for the unified natural resources production tax, including a coefficient based on the levels of depletion of the oil fields. As a result, tax expenses on production from oil fields having a depletion level superior to 80% will decrease from January 1, 2007 by 30% compared to the current level of tax expenses for oil fields having a depletion level of 100%. We may benefit from these provisions as the majority of our oil fields, including the Romashkinskoye field, have a high depletion level. See ‘‘Item 4—Information on the Company—Overview of the Russian Oil Industry—Current System of Oil-Related Taxes and Payments—The Unified Natural Resources Production Tax.’’

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

Crude oil and refined products exported to CIS countries that have entered into an agreement on customs union with the Russian Federation are not subject to export duties. We currently benefit from this provision only to a limited extent as the majority of our crude oil export sales are through intermediaries to the Kremenchug oil refinery in Ukraine, which has no agreement on customs union with the Russian Federation.

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

We are subject to VAT on most of our purchases. Until December 31, 2003, the VAT rate was 20%, reduced to 18% from January 1, 2004. VAT paid is recoverable against VAT received on domestic sales. Export sales are subject to VAT at zero rate. Input VAT related to export sales is recoverable from the Russian government. Our results of operations exclude the impact of VAT.

Effective income taxes have also had a significant effect on our financial results, representing 32.1%, 30.7% and 31% of income before income taxes and minority interest in the years ended December 31, 2005, 2004 and 2003, respectively.

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

Developments in 2006

In March-April 2006, we acquired 100% of the shares of OAO LDS-1000, the owner of the ice hockey arena in the city of Kazan, for RR2.9 billion.

In February 2006, we transferred RR2 billion into fiduciary management to Investment Bank Vesta, LLC, a related party, which is controlled by an affiliate of one of our senior executives. See ‘‘Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.’’

RESULTS OF OPERATIONS

The following table shows certain key business and financial indicators:

	Year Ended December 31,
	2005	% Change on prior year	2004	% Change on prior year	2003
Crude oil production (in millions of metric tons)	25.6	0.8%	25.4	2.0%	24.9
Refining and tolling throughput (in millions of metric tons)	4.1	(43.1%)	7.2	(14.3%)	8.4
Cash flow from operating activities (in RR millions)	26,787	(3.6%)	27,791	39.0%	20,000
Basic net income per share (in RR)
Ordinary	13.19	25.7%	10.88	57.1%	6.93
Preferred	12.94	12.8%	11.91	52.3%	7.82
Diluted net income per share (in RR)
Ordinary	13.13	26.0%	10.84	57.1%	6.90
Preferred	12.88	13.0%	11.87	52.2%	7.80

Year Ended December 31, 2005 vs. Year Ended December 31, 2004

Sales and other operating revenues

A breakdown of sales and other operating revenues is provided in the following table:

	Year Ended December 31,
	2005	2004
	(in RR millions)
Crude oil	203,935	122,323
Refined products	66,380	60,121
Petrochemicals	16,148	13,320
Other sales	12,562	9,408
Net banking interest income	1,333	1,610
Total sales and other operating revenues	300,358	206,782

Sales and other operating revenues totaled RR300,358 million for the year ended December 31, 2005, an increase of 45% compared to RR206,782 million for the year ended December 31, 2004. The increase is mainly attributable to an increase in crude oil and refined products sales prices.

The table below provides an analysis of the changes in revenues from sales of crude oil:

	Year Ended December 31,
	2005	2004
Domestic sales of crude oil
Revenues (in RR millions)	31,143	19,727
Volume (in thousand tons)	5,964	5,329
Price (in RR per ton)	5,222	3,702
CIS export sales of crude oil
Revenues (in RR millions)	45,385	16,890
Volume (in thousand tons)	5,168	3,153
Price (in RR per ton)	8,782	5,357
Non-CIS export sales of crude oil
Revenues (in RR millions)	127,407	85,706
Volume (in thousand tons)	13,107	13,035
Price (in RR per ton)	9,721	6,575

Revenues from sales of crude oil increased by 67% to RR203,935 million for the year ended December 31, 2005 compared to RR122,323 million for the year ended December 31, 2004. This increase is attributable to an overall increase in crude oil prices and an increase in volumes of crude oil sold within CIS countries. Revenues from crude oil sales increased to 68% of total sales and other operating revenues in 2005 from 59% in 2004.

Revenues from domestic sales of crude oil increased by 58% to RR31,143 million in 2005 from RR19,727 million in 2004. This increase resulted from a 41% increase in average selling prices in the year ended December 31, 2005, compared to the prices at which crude oil was sold in the year ended December 31, 2004, and from a 12% increase in volumes of crude oil sold. Revenues from domestic sales represented 10% of total sales and other operating revenues for the years ended December 31, 2005 and 2004.

Revenues from CIS export sales of crude oil increased by 169% to RR45,385 million in 2005 from RR16,890 million in 2004 due to a 64% increase both in volumes sold and in selling prices during the year ended December 31, 2005 compared to the year ended December 31, 2004. We continued to provide crude oil on a regular basis through intermediaries to the Kremenchug oil refinery in Ukraine, which accounted for 88% of our CIS export sales in 2005. The remaining CIS export sales were to refineries in Belarus and Kazakhstan. Revenues from CIS export sales increased to 15% of total sales and other operating revenues for the year ended December 31, 2005, as compared to 8% for the year ended December 31, 2004.

Revenues from non-CIS export sales of crude oil increased by 49% to RR127,407 million in 2005 from RR85,706 million in 2004. Selling prices increased by 48% during the year ended December 31, 2005, compared to the year ended December 31, 2004. Volumes of non-CIS crude oil export sales slightly increased by 1% in 2005 as compared to 2004. Revenues from non-CIS export sales increased to 42% of total sales and other operating revenues for the year ended December 31, 2005, as compared to 41% for the year ended December 31, 2004.

The table below provides an analysis of the changes in revenues from sales of refined products:

	Year Ended December 31,
	2005	2004
Domestic sales of refined products
Revenues (in RR millions)	42,174	28,063
Volume (in thousand tons)	5,897	6,202
Price (in RR per ton)	7,152	4,525
CIS export sales of refined products
Revenues (in RR millions)	4,954	3,546
Volume (in thousand tons)	356	459
Price (in RR per ton)	13,916	7,725
Non-CIS export sales of refined products
Revenues (in RR millions)	19,252	28,512
Volume (in thousand tons)	1,979	4,609
Price (in RR per ton)	9,728	6,186

Revenues from sales of refined products amounted to RR66,381 million for the year ended December 31, 2005 compared to RR60,121 million for the year ended December 31, 2004, a 10% increase. This increase is mainly attributable to a 50% increase in domestic sales. Refined products that we sell are primarily gasoline, fuel oil, diesel fuel and naphtha. Revenues from sales of refined products decreased to 22% of total sales and other operating revenues in 2005, from 29% in 2004.

Revenues from domestic sales of refined products increased by 50% to RR42,174 million in 2005 from RR28,063 million in 2004 due to a 58% increase in the average selling price during the year ended December 31, 2005 compared to the selling prices in the year ended December 31, 2004, partly offset by a 5% decrease in sales volumes. The decrease in volumes sold was due to the termination in 2004 of processing at the Moscow oil refinery and the Ufa oil refinery and a 38% decline in processing throughput at the Nizhnekamsk refinery from 5,735 thousand tons in 2004 to 3,531 thousand tons in 2005. The increase in revenues from sales of refined products was partially offset by a 38% increase in 2005 in the amount of purchased refined products. Revenues from domestic sales of refined products represented 14% of our total sales and other operating revenues in 2005 and 2004.

Revenues from CIS export sales of refined products increased by 40% to RR4,954 million in 2005 from RR3,546 million in 2004. The increase was linked to a 80% increase in the average selling price of refined products in the year ended December 31, 2005 compared to the selling prices in the year ended December 31, 2004, while volumes of refined product sold decreased by 22% in 2005. Revenues from our CIS export sales of refined products represented 2% of our total sales and other operating revenues in 2005 and 2004.

Revenues from non-CIS export sales of refined products decreased by 32% to RR19,252 million in 2005 from RR28,512 million in 2004 primarily due to a 57% decrease in volumes sold, partially offset by a 57% increase in average selling price per ton. Revenues from non-CIS export sales of refined products decreased as a percentage of our total sales and other operating revenues, to 6% in 2005, as compared to 14% in 2004.

Revenues from sales of petrochemical products increased by 21% to RR16,147 million in 2005 from RR13,320 million in 2004. The increase was primarily attributable to a 20% increase in revenue from tire sales, to RR14,780 million in 2005, from RR12,362 million in 2004. This increase was attributable to both increased prices and higher volumes of tires sold. We increased production of tires by 2% to 11.4 million tons of tires in 2005 from 11.2 million tons of tires in 2004. The average selling price increased due to an increase in CIS and non-CIS export sales of tires, where average tire prices are higher than in Russia. Revenues from sales of petrochemicals constituted 5% of our total sales and other operating revenue in 2005, decreasing from 6% in 2004.

Revenues from other sales increased by 34% to RR12,562 million in 2005 from RR9,408 million in 2004. Other sales primarily comprise sales of materials and equipment and various field services provided by our production subsidiaries to third parties (such as drilling, lifting, construction, repairs and geophysical works). The increase in other sales is mainly attributable to growth in our drilling sales and in processing fees received by the Nizhnekamsk oil refinery from third parties. Revenues from other sales constituted 4% of our total sales and other operating revenue in 2005, decreasing from 5% in 2004.

Net banking interest income decreased by 17%, to RR1,333 million in 2005 from RR1,610 million in 2004 due to the disposal in 2005 of the totality of our participation in Bank Devon-Credit and of a significant part of our participation in Bank Zenit. See ‘‘Item 4—Information on the Company—History and Development—Development—Developments in 2005—Banking Operations.’’ As a result of this disposal, banking interest income decreased by 44% to RR2,150 million in 2005 from RR3,844 million in 2004 and banking interest expense decreased by 63% to RR816 million in 2005 from RR2,234 million in 2004.

Costs and other deductions

Total costs and other deductions increased by 52% to RR258,545 million in 2005 from RR169,818 million in 2004. This increase resulted primarily from a significant increase in loss on disposals and impairment of investments, a 95% increase in taxes other than income taxes, a 31% increase in operating expense and a 27% increase in purchased oil and refined products. A breakdown of costs and other deductions is provided in the following table.

	Year Ended December 31,
	2005	2004
	(in RR millions)
Operating	44,649	34,227
Purchased oil and refined products	49,704	39,107
Exploration	1,029	861
Transportation	8,493	9,142
Selling, general and administrative	19,444	16,941
Bad debt provision and write-offs	422	(714)
Depreciation, depletion and amortization	11,013	9,237
Loss on disposals of property, plant and equipment and impairment of investments	6,894	726
Taxes other than income taxes	116,381	59,587
Maintenance of social infrastructure	164	249
Transfer of social assets constructed after privatization	352	455
Total costs and other deductions	258,545	169,818

Operating expenses increased by 30% to RR44,649 million in 2005 from RR34,227 million in 2004. Operating expenses include the following main categories: lifting expenses, refining and processing expenses, cost of petrochemical products, cost of materials other than oil and gas refined products purchased for re-sale and other direct costs. Lifting expenses increased by 18% in 2005 compared to 2004 due to an increase in electricity tariffs and in wages. Refining expenses increased by 9% to RR2, 107 million in 2005 from RR1,926 million in 2004 primarily due to an increase in rental expenses for the Nizhnekamsk oil refinery. Processing fees paid to external refineries decreased by 73% to RR176 million in 2005 from RR648 million in 2004, primarily due to the termination in 2004 of processing at the Moscow oil refinery and the Ufa oil refinery. Cost of petrochemical products increased by 45% to RR13,005 million in 2005 from RR8,950 million in 2004, primarily due to the increase in the production of tires by 20% and the related increase in production costs, which include primarily costs of raw materials and electricity. Accretion of asset retirement obligation under SFAS 143, which is included in operating costs, increased by 39% to RR2,380 million in 2005 from RR1,709 million in 2004 due to new wells put in operation in 2005 and increase in accrued costs on existing wells.

A summary of purchased oil and refined products for 2005 and 2004 is as follows:

	Year Ended December 31,
	2005	2004
Purchased refined products (in RR millions)	31,326	22,725
Volume (in thousand tons)	3,349	4,177
Average price per ton (in RR)	9,354	5,441
Purchased crude oil (in RR millions)	18,378	16,382
Volume (in thousand tons)	3,126	3,673
Average price per ton (in RR)	5,879	4,460
Total purchased oil and refined products (in RR millions)	49,704	39,107

Expenses related to the purchase of oil and refined products totaled RR49,704 million for the year ended December 31, 2005, an increase of 27% compared to RR39,107 million for the year ended December 31, 2004. Purchases of refined products increased by 38% to RR31,326 million in 2005 from RR22,725 million in 2004 due to a 72% increase in average purchase price per ton, both in the domestic market and in Ukraine, where we had increased purchases in 2005 and where the prices are higher than in Russia. This increase in prices was partially offset by a decrease in volumes purchased by 20% in 2005 as compared to 2004. Purchases of crude oil increased by 12% to RR18,378 million in 2005 from RR16,382 million in 2004 as a result of a 32% increase in average purchase prices, partially offset by a 15% decrease in volumes purchased. The increase in the average purchase price resulted from increased purchases in the international market (primarily in Ukraine), where purchase prices are higher than in the domestic market, to 1,021 thousand tons in 2005 from 553 thousand tons in 2004. Purchases of crude oil and refined products in 2005 were related to agency agreements with other Russian oil companies whereby we purchase crude oil and refined products from these companies and resell it to our customers. The total volume of such transactions amounted to 1.2 million tons in 2005. Purchases of crude oil and refined products in 2004 were related to swap transactions with other Russian oil companies whereby we undertake to deliver our oil to certain refineries in Russia or the CIS in exchange for delivery of oil of equivalent value to refineries in or adjacent to regions of Russia where we have retail operations. The total volume of such swap transactions amounted to 0.4 million tons in 2004.

Exploration expenses increased by 20% to RR1,029 million in 2005 from RR861 million in 2004. This increase is due to increased exploration activities within and outside Tatarstan.

Transportation expenses decreased by 7%, to RR8,493 million in 2005 from RR9,142 million in 2004. This decrease was primarily due to a 27% decrease in volumes of refined products sold, including a 57% decrease in volumes of export sales of refined products, only partially offset by a 13% increase in volumes of crude oil sales (See ‘‘—Production costs per barrel’’ under this Item). Transportation expenses are incurred in the delivery of crude oil and refined products to final customers and to refineries for processing.

Selling, general and administrative expenses increased by 15% to RR19,444 million in 2005 from RR16,941 million in 2004. This increase resulted mainly from an increase in wages and, to a lesser extent, in charity and sponsorship expenses. Certain selling, general and administrative expenses are by nature fixed costs, which are not directly attributable to production, such as general business costs, insurance, advertising, management expenses, legal fees, consulting, audit services and others. Production overhead costs remained on the same level as in 2004.

Bad debt provision and write-offs amounted to RR422 million in 2005 compared with RR714 million credit in 2004. This is explained by reversal of bad debt provision on long-term loans to employees in 2004 as we ceased to consider them non-recoverable.

Depreciation, depletion and amortization increased by 19% to RR11,013 million in 2005 from RR9,237 million in 2004. The increase is attributable to continued investments in oil and natural gas properties and retail gas stations.

Loss on disposals of property, plant and equipment and impairment of investments increased to RR6,894 million in 2005 from RR726 million in 2004. This increase is mainly due to a loss on disposal of refining fixed assets units to TAIF in September 2005 and a loss on disposal of the totality of our participation in Bank Devon-Credit and of a significant part of our participation in Bank Zenit in 2005. See ‘‘Item 4—Information on the Company—History and Development—Development—Developments in 2005—Refining and Marketing’’ and ‘‘Item 4—Information on the Company—History and Development—Development—Developments in 2005—Banking Operations.’’

Taxes other than income taxes increased by 95%, to RR116,381 million in 2005 from RR59,587 million in 2004. Expenditures on export duties increased by 125% from RR29,232 million in 2004 to RR65,667 million in 2005, and expenditures on the unified natural resources production tax increased by 76% from RR26,418 million in 2004 to RR46,560 million in 2005. Export duties and the unified natural resources production tax rates are linked to crude oil market prices, which increased significantly in 2005 compared with 2004. Expenditures on excise tax decreased by 74% from RR1,548 million in 2004 to RR408 million in 2005, as a result of the decrease of refining and processing operations in 2005 and a decrease in purchases of taxable refined products (diesel fuel and petrol fuels). Other taxes mainly include land tax and VAT, which was not qualified for recovery.

Maintenance of social infrastructure expenses decreased by 34% to RR164 million in 2005 from RR249 million in 2004. Social expenses are subject to variations depending on social needs, which were as important in 2005 as they were in 2004. Maintenance of social infrastructure remained well below 1% of total sales and other operating revenues in both 2005 and 2004.

Transfer of social assets constructed after privatization decreased by 23% to RR352 million in 2005 from RR455 million in 2004. The majority of the social assets are transferred to local authorities without financial counterpart. Transfer assets gradually decrease as we continue to dispose our social assets.

Production costs per barrel

Below is an analysis of our production costs in U.S. dollar per barrel:

	Year Ended December 31,
	2005(1)	2004(2)	Change
	(in U.S.$)
Lifting expenses	2.93	2.48	18%
General and administrative expenses	1.12	1.13	(1)%
Transportation expenses	1.17	1.15	2%
Total taxes other than income tax	21.05	9.40	124%
Depreciation, depletion and amortization	1.81	1.39	30%
Total production costs per barrel	28.08	15.55	81%

(1)	The conversion factors are 1 ton = 7.123 barrels and U.S.$1 = RR28.31.

(2)	The conversion factors are 1 ton = 7.123 barrels and U.S.$1 = RR28.81.

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

Our lifting expenses averaged U.S.$2.93 per barrel in 2005 compared to U.S.$2.48 per barrel in 2004. Lifting expenses increased due to the real appreciation of the Russian ruble against the U.S. dollar. Direct operating costs do not include accretion of liability in accordance with SFAS 143.

General and administrative expenses include expenses incurred by our production divisions relating to crude oil production. These expenses per barrel decreased by 1% in 2005 as a result of the real appreciation of the Russian ruble against the U.S. dollar.

The 2% increase in transportation expenses per barrel of produced crude oil was primarily due to the increased CIS export sales of crude oil. Transportation expenses per barrel are incurred in the delivery of crude oil to our customers.

The increase in total taxes other than income tax per barrel of produced crude oil was primarily the result of increases in export duty and the unified natural resources production tax, which are linked to market crude oil prices. The effective unified natural resources production tax increased by 78% to U.S.$9.02 in 2005 from U.S.$5.07 in 2004 and export duty rate per barrel (applied to total produced crude oil) increased by 182% to U.S.$11.97 in 2005 from U.S.$4.25 in 2004.

The increase in the depreciation expense per barrel of produced crude oil was primarily the result of continued significant investment in the development of oil fields.

Other income and expenses

Other income totaled RR764 million for the year ended December 31, 2005 compared to other expenses totaling RR1,668 million for the year ended December 31, 2004.

Earnings from equity investments increased by 71% to RR1,279 million in 2005 from RR748 million in 2004 due to higher income received from our subsidiaries and joint ventures in 2005, in particular from TATEX, and income of Bank Zenit accounted for in our financial statements for the year ended December 31, 2005 under the equity method.

Foreign exchange gain amounted to RR67 million in 2005 compared with gain of RR41 million in 2004. The gain resulted from the appreciation of the Russian ruble against the U.S. dollar.

Interest expense net of interest income decreased to RR94 million in 2005 from RR640 million in 2004, as a result of an increase in interest income to RR1,057 million in 2005 from RR746 million in 2004 due to the interest income collected from the loan granted to Efremov Kautschuk GmbH in connection with the proposed acquisition of the shares of Turkey's oil refining monopoly Tupras (loan granted from the proceeds of U.S.$375 million bridge loans from BNP Paribas and Credit Suisse First Boston). This increase was accompanied by a decrease in interest expense to RR1,151 million in 2005 from RR1,386 million in 2004, which resulted from the repayment of debt (average debt decreased in 2005 compared with 2004 by 33%).

Other net income amounted to a RR821 million loss in 2005 compared with a RR1,817 million loss in 2004. This increase was due to the decrease in other net banking expenses in 2005 by RR935 as a result of the disposal in 2005 of the totality of our participation in Bank Devon-Credit and of a significant part of our participation in Bank Zenit. See ‘‘Item 4—Information on the Company—History and Development—Development—Developments in 2005—Banking Operations.’’

Income taxes

Income taxes increased by 26% to RR13,681 million in 2005 from RR10,861 million in 2004. Current income tax increased by 50% to RR15,097 million in 2005 from RR10,032 million in 2004, as a result of higher statutory profit recognized by us. The deferred tax decreased to RR1,416 million income in 2005 from RR829 million expense in 2004. The difference between the effective tax rate and the statutory tax rate is due to certain non-deductible expenses.

Minority interest

Minority interest decreased to RR654 million in 2005 from RR1,025 million in 2004 due to the disposal in 2005 of certain subsidiaries, including the disposal of the totality of our participation in Bank Devon-Credit and of a significant part of our participation in Bank Zenit. See ‘‘Item 4—Information on the Company—History and Development—Development—Developments in 2005.’’

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

The table below provides an analysis of the changes in revenues from sales of crude oil:

	Year Ended December 31,
	2004	2003
Domestic sales of crude oil
Revenues (in RR millions)	19,727	11,346
Volume (in thousand tons)	5,329	6,153
Price (in RR per ton)	3,702	1,844
CIS export sales of crude oil
Revenues (in RR millions)	16,890	9,470
Volume (in thousand tons)	3,153	2,637
Price (in RR per ton)	5,357	3,591
Non-CIS export sales of crude oil
Revenues (in RR millions)	85,706	69,511
Volume (in thousand tons)	13,035	13,124
Price (in RR per ton)	6,575	5,296

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

Revenues from CIS export sales of crude oil increased by 78% to RR16,890 million in 2004 from RR9,470 million in 2003 due to a 20% increase in volumes sold and a 49% increase in selling prices during the year ended December 31, 2004 compared to the year ended December 31, 2003. We continued to provide crude oil on a regular basis through intermediaries to the Kremenchug oil refinery in Ukraine, which accounted for almost all of our CIS export sales. Revenues from CIS export sales increased to 8% of total sales and other operating revenues for the year ended December 31, 2004, as compared to 6% for the year ended December 31, 2003.

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

Revenues from sales of petrochemical products increased by 15% to RR13,320 million in 2004, from RR11,583 million in 2003. The increase was primarily attributable to a 20% increase in revenue from tire sales, to RR12,362 million in 2004, from RR10,302 million in 2003. This increase was attributable to both increased prices and higher volumes of tires sold. We increased production of tires by 6% to 11.2 million tons of tires in 2004 from 10.7 million tons of tires in 2003. The average selling price increased due to an increase in CIS and non-CIS export sales of tires, where average tire prices are higher than in Russia. Revenues from sales of petrochemicals constituted 6% of our total sales and other operating revenue in 2004, decreasing from 7% in 2003.

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

Loss on disposals of property, plant and equipment and impairment of investments decreased by 69% to RR726 million, in 2004 from RR2,325 million in 2003. This decrease is mainly due to a RR1,197 million write off in 2003 of long-term notes receivable, issued by Nedoimka, a unitary company controlled by the government of Tatarstan, which we do not consider to be recoverable. See ‘‘Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.’’ Decrease in loss was also attributable to decreased loss on disposal of fixed assets. Loss on disposals and impairment constituted less than 1% of our total sales and other operating revenues in 2004.

Taxes other than income taxes increased by 37%, to RR59,587 million, in 2004 from RR43,378 million in 2003. Expenditures on export duties increased by 61%, to RR29,232 million, from RR18,174 million, and expenditures on the unified natural resources production tax increased by 33%, to RR26,418 million from RR19,818 million. Export duties and the unified natural resources production tax rates are linked to crude oil market prices, which increased in 2004 compared with 2003. Expenditures on excise tax decreased by 24% to RR1,548 million in 2004 from RR2,031 million in 2003, as a result of the decrease of refining and processing in 2004 and decrease of purchases of taxable refined products (diesel fuel and petrol fuels). Tax penalties and interest decreased to virtually nil in 2004 from RR686 million in 2003. Tax penalties and interest in 2003 resulted from recognition of restructured tax interest on VAT related to prior years (RR501 million) and partially from a claim for back taxes from the federal tax authorities, received in April 2005 and recognized in the year ended 31 December 2003. We repaid all the restructured VAT in accordance with the schedule agreed. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Russian Legal System and Russian Legislation—Unlawful, selective or arbitrary government action may have an adverse effect on our business and results of operations and the value of our GDSs.’’ Other taxes mainly include land tax and VAT, which was not qualified for recovery.

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

Other net income amounted to RR1,817 million loss in 2004 compared to a RR1,961 million gain in 2003. In 2003, we recorded a gain of RR2,251 million as a result of the offset of income tax, VAT and unified natural resources production tax liability due to a favorable court decision in a lawsuit filed by us against the Tax Ministry of Tatarstan in December 2002. Other net income partially offsets other net banking expense, which increased to RR1,888 million in 2004 from RR1,362 million in 2003, primarily due to increased net gains from dealing in foreign currencies and securities.

Income taxes

Income taxes increased to RR10,861 million in 2004 from RR4,582 million in 2003. Current income tax increased by 65% to RR10,032 million in 2004 from RR 6,070 million in 2003, as a result of higher statutory profit recognized by us. The deferred tax decreased to a RR829 million expense in 2004 from a RR1,488 million benefit in 2003. The difference between the effective tax rate and the statutory tax rate is due to certain non-deductible expenses.

Minority interest

Minority interest amounted to RR1,025 million charge in 2004, down from RR63 million credit in 2003 reflecting increased income recognized in 2004 by our non-wholly owned subsidiaries, such as Tatoilgas, Chulpan, Nizhnekamskshina, Bank Zenit and Bank Devon-Credit.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Amounts are presented in nominal terms. The following table shows certain key financial indicators:

	Year ended December 31,
	2005	2004	2003
	(RR millions, except current ratio)
Total assets	282,144	309,561	262,717
Total liabilities	79,734	132,431	108,436
Current ratio	3.13	1.49	1.36
Total bank loans payable	8,570	27,619	26,009
Shareholders' equity	198,721	170,476	149,180

At December 31, 2005, our cash holdings consisted of cash, cash equivalents, and restricted cash, including U.S. dollar-denominated amounts of RR4,299 million (U.S.$149 million), of which holdings of RR153 million (U.S.$5 million) were restricted.

As of December 31, 2005, our working capital amounted to RR62,032 million, compared to RR34,480 million as of December 31, 2004. As of December 31, 2005, our current ratio increased by 111% to 3.13 compared to 1.49 as of December 31, 2004. Our current ratio is calculated as current assets divided by current liabilities. The increase in our working capital is primarily attributable to a decrease in short-term customer deposits from RR20,552 at December 31, 2004 to zero at December 31, 2005 due to disposal of our participation in Bank Zenit and Bank Devon Credit, and to a decrease in short-term debt from RR18,101 million in 2004 to RR5,857 million in 2005 due to partial redemption of our debt.

We believe that our working capital is sufficient for our present requirements.

The following table shows our cash flows for the years ended December 31, 2005, 2004 and 2003:

	Year Ended December 31,
	2005	2004	2003
	(in RR millions)
Net cash provided by operating activities	26,787	27,791	20,000
Net cash used in investing activities	(14,146)	(22,105)	(19,150)
Net cash provided by (used in) financing activities	(12,710)	3,969	533
Effect of foreign exchange on cash and cash equivalents	—	(5)	(3)
Increase (decrease) in cash and cash equivalents	(69)	9,650	1,380

In 2005, 2004 and 2003, the major sources of our liquidity were cash flows from operating activities and funds borrowed under credit facilities described under ‘‘—Debt’’ below.

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased by 4% to RR26,787 million in 2005 from RR27,791 million in 2004, primarily due to the disposal in 2005 of the totality of our participation in Bank Devon-Credit and of a significant part of our participation in Bank Zenit, partially offset by effect of higher net income due to higher oil prices. See ‘‘Item 4—Information on the Company—History and Development—Development—Developments in 2005—Banking Operations.’’

Net cash provided by operating activities increased by 39% in 2004, primarily due to higher net income received in 2004 due to higher oil prices. Net cash provided by operating activities increased by 130% to RR20,000 million in 2003 due to changes in working capital and despite the lower income before cumulative effect of change in accounting principles in 2003.

Net Cash Used For Investing Activities

Net cash used for investing activities decreased by 36% to RR14,146 million in 2005 from RR22,105 million in 2004, primarily due to the disposal in 2005 of the totality of our participation in Bank Devon-Credit and of a significant part of our participation in Bank Zenit. See ‘‘Item 4—Information on the Company—History and Development—Development—Developments in 2005—Banking Operations.’’

Net cash used in investing activities increased by 15% in 2004, as a result of the increased investment activity in 2004. Net cash used in investing activities increased by 63% to RR19,150 million in 2003, primarily due to the fact that our proceeds from disposal of investments decreased in 2003 as compared to 2002.

Net cash Provided by (Used For) Financing Activities

Net cash provided by financing activities changed to an outflow of RR12,710 million in 2005 from an inflow of RR3,969 million in 2004, primarily as a result of net repayment of debt in the amount of RR11,502 million in 2005 compared with net repayment of debt of RR245 million in 2004.

Net cash provided by financing activities increased to RR3,969 in 2004 from RR533 in 2003, as a result of an increase in proceeds from issuance of debt from RR39,468 million in 2003 to RR87,982 million in 2004, and an increase in banking customer deposits (related parties) from a RR486 million decrease in 2003 to a RR2,645 increase in 2004. This was partially offset by an increase in repayment of debt, which amounted to RR88,227 million in 2004 as compared to RR42,788 million in 2003. Net cash provided by financing activities decreased significantly to RR533 in 2003 from RR5,563 million in 2002 due to the repayment of short-term and long-term debt and repayment of capital lease obligations in 2003.

Capital Expenditures

We make some of our capital expenditures using consideration other than cash. In the years ended December 31, 2004 and 2003, our operating cash flows exceeded our cash capital expenditures and were above our combined cash and non-cash capital expenditures. Our cash and cash equivalents decreased in the year ended December 31, 2005. Our total capital expenditures amounted to RR15,261 million, RR19,143 million and RR25,940 during the years ended December 31, 2005, 2004 and 2003.

Following is a table of our cash and non-cash capital expenditures:

	Year Ended December 31,
	2005	2004	2003
	(in RR millions)
Cash capital expenditures	12,527	12,255	12,611
Asset retirement costs	156	5,022	9,980
Capitalization of leases	677	1,241	2,223
Mutual cancellations and barter settlements	1,901	625	1,126
Total capital expenditures	15,261	19,143	25,940

Most of our capital expenditures are made in the exploration and production segment to maintain oil production levels. Capital expenditures in refining and marketing were made to improve the oil refining capacities of the Nizhnekamsk oil refinery until September 2005, construct the new refining and petrochemicals facility in Nizhnekamsk from September 2005 and expand our gas stations operations. Capital expenditures in the petrochemicals segment are mainly related to capital expenditures of Nizhnekamskshina, Nizhnekamsk Industrial Carbon Plant and Yarpolymermash-Tatneft to support production and sale of automobile tires.

Following is a table of our capital expenditures by segment:

	Year Ended December 31,
	2005	2004	2003
	(in RR millions)
Exploration and production	13,337	15,211	21,320
Refining and marketing	1,428	1,411	2,766
Petrochemicals	496	2,278	1,768
Banking	—	243	86
Total capital expenditures	15,261	19,143	25,940

We planned a capital expenditure program for 2006 of approximately RR26,664 million, exclusive of acquisitions, which was expected to be funded primarily through cash from operating activities, primarily sales of crude oil and refined and petrochemical products, and, if necessary, through additional borrowings. Future capital expenditures are expected to be made principally on production development, drilling development and other equipment in order to maintain current crude oil production. Our single most significant current capital commitment relates to the new Nizhnekamsk refining and petrochemicals facility, ZAO Nizhnekamsk Oil Refinery, for which our total projected investments are approximately RR113 billion, including RR6.5 billion for 2006. Our total investments in ZAO Nizhnekamsk Oil Refinery amounted to approximately RR3 billion through October 1, 2006. These funds have been and will continue to be lent to ZAO Nizhnekamsk Oil Refinery. While we expect ZAO Nizhnekamsk Oil Refinery to repay part of these loans to us once the project finance funding for the project has been obtained by ZAO Nizhnekamsk Oil Refinery from outside financiers, we may also make significant investments from our own funds. See ‘‘Item 4—Information on the Company—History and Development—Development —Developments in 2006—Refining and Marketing’’ and ‘‘Item 4—Information on the Company—Refining and Marketing—Refined Products.’’ We also plan to make significant investments in the development of our retail gas station network and the development of our petrochemicals operations, including upgrading production at Nizhnekamskshina. Our capital expenditures will be dependent on the sufficiency of cash flows, as well as on economic and political conditions. Capital expenditures on social assets will continue to be substantial, although we believe they will be lower than in the past as a result of the implementation of our cost restructuring plans. See ‘‘Item 4—Information on the Company—Corporate Reorganization—Social Assets.’’

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

Debt

Our borrowings of short-term debt and long-term debt net of repayments of short-term debt and long-term debt were RR(11,502) million and RR(245) million for the periods ended December 31, 2005 and December 31, 2004, respectively. The overall decline in our borrowings as reported in our financial statements resulted from improved financial results and cash flows during 2005.

The following table shows our borrowings at December 31, 2005, 2004 and 2003:

	At December 31,
	2005	2004	2003
	(in RR millions, except for percentages)
Short-term debt
Fixed interest rate debt	2,070	14,859	7,561
Weighted average interest rates for fixed rate debt	9.20%	6.35%	7.51%
Variable interest rate debt	299	1,572	884
Weighted average interest rates for variable rate debt	5.19%	4.25%	5.72%
Total short-term borrowings	2,369	16,431	8,445
Foreign currency-denominated short-term debt	299	7,081	4,335
Ruble-denominated short-term debt	2,070	9,350	4,110
Total short-term borrowings	2,369	16,431	8,445
Plus: Current portion of long-term debt	4,436	3,670	4,768
Less: due to related parties	(948)	(2,000)	—
Total short-term debt obligations	5,857	18,101	13,213
Long-term debt
Fixed interest rate debt	1,977	5,445	4,577
Weighted average interest rates for fixed rate debt	9.24%	9.35%	9.71%
Variable interest rate debt	4,224	7,743	12,987
Weighted average interest rates for variable rate debt	7.47%	5.42%	5.3%
Total long-term borrowings	6,201	13,188	17,564
Foreign currency denominated long-term debt	4,278	10,719	15,902
Ruble-denominated long-term debt	1,923	2,469	1,662
Total long-term borrowings	6,201	13,188	17,564
Less: current portion of long-term debt	(4,436)	(3,670)	(4,768)
Total long-term debt obligations	1,765	9,518	12,796
Total debt	7,622	27,619	26,009

At December 31, 2005, 2004 and 2003, our long-term debt, including current maturities, amounted to RR6,201 million, RR13,188 million and RR17,564 million, and our short-term debt less the current portion of long-term debt amounted to RR2,369 million, RR16,431 million and RR8,445 million, respectively. In the following paragraphs we provide a summary of our outstanding debt. For a more comprehensive information about our debt, see Note 12 to our audited consolidated financial statements included in this annual report.

Short-Term Foreign Currency Denominated Debt

Our short-term foreign currency-denominated debt amounted to RR299 million as of December 31, 2005, including the amount outstanding under the loan from Credit Suisse Zurich as of that date.

In December 2003, we entered into a RR1,034 million (U.S.$35 million) one-month revolving overdraft facility with Credit Suisse Zurich. The monthly revolving loan bears interest at 1 month London inter-bank offered rate (‘‘LIBOR’’) plus varying margin of about 1.8% per annum and is collateralized by crude oil sales. The amount of loan outstanding as of December 31, 2005 and 2004 was RR299 million (U.S.$10.3 million) and RR789 million (U.S.$28.4 million).

Interbank loans from foreign banks of RR4,720 million as at December 31, 2004 had effective average interest rates of 5% per annum. As of 31 December 2005, we had no interbank loans consolidated in our financial statements.

Short-Term Russian Ruble Denominated Debt

Russian ruble denominated short-term debt is primarily comprised of loans from Russian banks. Short-term ruble denominated loans of RR1,122 million and RR7,350 million bear contractual interest rates of 6% to 14% and 8% to 10% per annum for the periods ended December 31, 2005 and December 31, 2004, respectively. The loans are collateralized by the assets of the Group.

The weighted-average interest rates for short-term debt, excluding the short-term portion of long-term debt, as of December 31, 2005 and 2004 were 8.36% and 6.15%, respectively.

Long-Term Foreign Currency Denominated Debt

In October 2002, we entered into a loan agreement with BNP Paribas for U.S.$300 million. The amount outstanding under this loan as of December 31, 2005 was RR2,638 million, of which RR1,440 million is classified as current. The loan proceeds are payable in two tranches. The first tranche in the amount U.S.$125 million bears interest at LIBOR plus 4.25% per annum. The second tranche in the amount U.S.$175 million bears interest at LIBOR plus 3.75% per annum and was fully repaid in October 2005. The loan is collateralized by crude oil export contracts of 120 thousand tons per month, and matures in October 2007. The loan agreement requires compliance with certain financial covenants including, but not limited to, minimum levels of consolidated tangible net worth, and maximum debt and interest coverage ratios.

In March 2002, we entered into a U.S.$200 million loan agreement with Credit Suisse First Boston. The amount of loan outstanding as of December 31, 2005 was RR1,586 million, of which RR1,268 million is classified as current. The loan bears interest at LIBOR plus 3.78% per annum, is collateralized by crude oil export contracts of 80 thousand tons per month and matures in March 2007.

The above two loan agreements require compliance with certain financial covenants including, but not limited to, minimum levels of consolidated tangible net worth, and maximum debt and interest coverage ratios. In the years ended December 31, 2005, 2004 and 2003, we were in compliance with all covenants required by the loans agreements except for one of the covenants contained in each of these loan agreements due to the delays in the completion of our audited 2005, 2004 and 2003 financial statements prepared under U.S. GAAP, and our interim consolidated financial statements for the six months ended June 30, 2006, June 30, 2005 and June 30, 2004. However, we have provided BNP Paribas and Credit Suisse First Boston with our audited 2003 and 2004 U.S. GAAP financial statements and with our interim consolidated financial statements for the six months ended June 30, 2004 and June 30, 2005, BNP Paribas and Credit Suisse First Boston issued waivers covering our audited 2005 U.S. GAAP financial statements until November 15, 2006 and we believe that by filing this annual report we have cured any event of default under our loan agreements. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company—Future delays in the timely completion of our financial statements or filing of our annual reports could lead to negative consequences for us, including sanctions by the London Stock Exchange, or cause us to be in default under our loan agreements.’’

On June 12, 2003, Bank Zenit issued internationally traded long-term notes (‘‘Eurobonds’’) with a face value of U.S.$125 million and an interest rate of 9.25% payable semi-annually in arrears on June 12 and December 12. The issue matures on June 12, 2006. The effective interest rate on the Eurobonds is 10%. The entire amount of Eurobonds outstanding at December 31, 2004 was RR2,976 million. As of December 31, 2005, the amount outstanding under the Eurobonds is not reflected in our financial statements due to the fact that we account for our investments in Bank Zenit under the equity method.

Long-Term Russian Ruble Denominated Debt

Long-term Russian ruble denominated debt includes debentures and other loans bearing interest rates from 9% to 19%. Debentures outstanding as of December 31, 2005 amounted to RR1,500 million. Other loans represent non-banking loans. The loans mature between July 2006 and June 2015.

The fair value of the Group’s long-term debt is similar to its book value. Fair value assessment is subject to considerable uncertainty.

The following table shows our schedule of repayments for long-term borrowings (excluding long-term promissory notes, deposit certificates and term banking customer deposits) at December 31, 2005, December 31, 2004 and December 31, 2003, expressed in constant ruble terms.

	At December 31,
	2005	2004	2003
	(in RR millions)
Within one year	4,436	3,670	4,768
Between one and two years	1,516	6,848	3,996
Between two and five years	218	2,460	8,699
After five years	31	210	101
Total	6,201	13,188	17,564

CONTRACTUAL OBLIGATIONS

The schedule below sets out our total contractual obligations as of December 31, 2005.

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RR millions)
Long-Term Debt Obligations(1)	6,645	4,880	1,734	—	31
Capital (Finance) Lease Obligations	851	630	221	—	—
Operating Lease Obligations	—	—	—	—	—
Purchase Obligations	—	—	—	—	—
Asset Retirement Obligations	26,230	32	206	228	25,764
Other Long-Term Liabilities	—	—	—	—	—
Total	33,282	5,542	2,161	228	25,795

(1)	The rate used for the variable rate debt is 7.47%.

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2005, we guaranteed a third party’s debt obligations to Bank Zenit in the amount of RR526 million. As of December 31, 2005, we had not recorded any liability in our consolidated financial statements in connection with these guarantees as we do not believe, based on information available, that it is probable any amounts will be paid under these guarantees. These guarantees expire in 2009 and our total exposure including interest on the underlying loans is RR526 million.

At December 31, 2005, we had letters of credit outstanding totaling U.S.$4.5 million and EUR1.0 million, primarily for the benefit of certain customers and suppliers. All letters of credit were issued through Bank Zenit.

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

Our oil and gas fields are located principally in Tatarstan. We obtain licenses from the governmental authorities to explore and produce oil and gas from these fields. Most of our existing production licenses expire from 2013 to 2019. The license for our largest field, Romashkinskoye, was renewed in July 2006 and expires in 2038. See ‘‘—History and Development—Development—Developments in 2006—Exploration and Production.’’ The economic lives of our licensed fields extend significantly beyond the license expiration dates. Under Russian law, we are entitled to renew our licenses to the end of the economic lives of the fields, provided certain conditions are met. Article 10 of the Subsoil Law provides that a license to use a field ‘‘shall be’’ extended at its scheduled termination at the initiative of the subsoil user if necessary to finish production in the field, provided that there are no violations of the conditions of the license. The legislative history of Article 10 indicates that the term ‘‘shall’’ replaced the term ‘‘may’’ in August 2004, clarifying that the subsoil user has an absolute right to extend the license term so long as it has not violated the conditions of the license. We have received a letter dated April 4, 2006, from the Tatarstan branch of the Federal Services for the Supervision of the Use of Natural Resources under the Ministry of Natural Resources of the Russian Federation, confirming that, to date, it has not identified any violations of the terms of our licenses that could prevent their extension and that, based on approved development plans and in accordance with the Subsoil Law, our licenses will be extended at our request. Our right to extend our licenses is, however, dependent on our continuing obligation to comply with the terms of our licenses, and we have the ability and intent to do so. We plan to request the extension of our licenses. Our current production plans are based on the assumption, which we consider to be reasonably certain, that we will be able to extend all of our existing licenses. These plans have been designed on the basis that we will be producing crude oil through the economic lives of our fields and not with a view to exploiting our reserves to maximum effect only through the license expiration dates.

We are of the view that it is ‘‘reasonably certain’’ that we will be allowed to produce oil from our reserves after the expiration of our existing production licenses and until the end of the economic lives of the fields. ‘‘Reasonable certainty’’ is the applicable standard for defining proved reserves under the SEC’s Regulation S-X, Rule 4-10. Accordingly, we have included in proved reserves in this annual report on Form 20-F all reserves that otherwise meet the standards for being characterized as ‘‘proved’’ and that we estimate we can produce through the economic lives of our licensed fields.

As set out in the Revised Reserves Report, we revised our estimate of the net oil reserves as of January 1, 2006, previously contained in the report issued by Miller and Lents on June 27, 2006. The Revised Reserves Report reflected a correction of the conversion factor from 7.230 barrels per ton of crude oil to 7.123 barrels per ton of crude oil and a change in the license expiration date for the Romashkinskoye oil field from July 2013 to July 2038. As a result, the estimate of our total proved reserves, previously 5,851.1 mmbbl, was revised to 5,872.2 mmbbl through the economic lives of our licensed fields, and the estimate of our total proved reserves through the current license expiration was revised from 1,341.5 mmbbl to 3,166.7 mmbbl, as presented in the Revised Reserves Report. See ‘‘Exhibit 15.1—Report of Reserve Consultants, Miller and Lents, Ltd., dated September 26, 2006.’’

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

Effective January 1, 2003, we adopted a new accounting principle relating to the accounting for asset retirement obligations, SFAS 143. This new statement applies to legal obligations associated with the retirement and removal of tangible long-lived assets. Following the requirements of SFAS 143, we recognize a liability for the fair value of legally required asset retirement obligations associated with long-lived assets in the period in which the retirement obligations are incurred. We capitalize the associated asset retirement costs as part of the carrying amount of the long-lived assets in accordance with SFAS 143. Over time the liability is increased for the change in its present value, and the capitalized cost in properties, plant and equipment is depreciated over the useful life of the related asset. Legal obligations, if any, to retire refining and marketing, distribution and banking assets are generally not recognized because of the indeterminable settlement date of these obligations.

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

Variable Interest Entities

In January 2003, the Financial Accounting Standard Board (‘‘FASB’’) issued FIN 46 and in December 2003, FASB issued a revised interpretation of FIN 46 (‘‘FIN 46-R’’), which superseded FIN 46 and clarified and expanded current accounting guidance for Variable Interest Entities (‘‘VIEs’’). FIN 46-R clarifies when a company should consolidate in its financial statements the assets, liabilities and activities of a VIE. FIN 46-R provides general guidance as to the definition of a variable interest entity and requires it to be consolidated if a party with an ownership, contractual or other financial interest absorbs the majority of the VIE’s expected losses, or is entitled to receive a majority of the residual returns, or both. A variable interest holder that consolidates the VIE is the primary beneficiary and is required to consolidate the VIE’s assets, liabilities and non-controlling interests at fair value at the date the interest holder first becomes the primary beneficiary of the VIE. We adopted FIN 46 and FIN 46-R effective January 1, 2004; however, such adoption did not have a material impact on our financial reporting and disclosures.

ZAO Univest-Holding

ZAO Univest-Holding (‘‘Univest-Holding’’), a wholly owned subsidiary of ZAO OLC Center-Capital (‘‘Center-Capital’’), was founded on October 6, 1999. As of December 31, 2004, we held a 29.85% ownership interest in Center-Capital and, accordingly, held an indirect ownership of 29.85% in Univest-Holding. This investment was accounted for under the equity method in 2004.

Univest-Holding is engaged in leasing operations and wholesale trading. During 2004, Univest-Holding was primarily engaged in the leasing out of vehicles, oil-production equipment, and power equipment. Univest-Holding finances its equipment purchases through loans primarily from third party entities registered offshore.

During 2004, we acquired from Univest-Holding, under finance leasing arrangements, machinery and equipment amounting to RR1,241 million and made lease payments of RR1,289 million. During 2004, we indirectly provided finance to Univest-Holding, through loans to a third party. As of December 31, 2004, these loans amounted to RR781 million.

We determined that Univest-Holding was a VIE but that OAO Tatneft was not the primary beneficiary.

Our maximum exposure to loss is estimated to be RR1,206 million, representing loans and accounts receivable from Univest-Holding as of December 31, 2004. These receivables have been accounted for as financial assets.

In 2005, our ownership in Univest-Holding was reduced to 13% as result of a share offering in which OAO Tatneft, through Center-Capital, did not participate. This investment has been accounted for under the cost method in 2005.

Oil and oil products traders

We routinely enter into a number of transactions in the normal course of business with various crude oil and oil products traders. We do not hold an equity interest in any of the entities in question.

We have been unable to obtain the necessary financial information to determine whether these entities are variable interest entities or whether we are the primary beneficiary, principally due to legal and other barriers, privacy laws and information disclosure rules and practices in Russia.

Net sales activities with these entities in the years ended December 31, 2005 and 2004 were approximately RR46,631 million and RR55,497 million, of which RR44,994 million and RR49,357 million resulting from sales of crude oil and RR1,637 million and RR6,140 million from sales of oil products, respectively. Net purchasing activities accounted for approximately RR10,662 million and RR10,527 million, of which zero and RR2,306 related to crude oil purchases and RR10,662 million and RR8,221 million to purchases of oil products in the years ended December 31, 2005 and 2004, respectively.

Our maximum exposure to loss because of our involvement with these entities is estimated to be approximately RR3,870 million and RR3,414 million, which primarily represents our accounts receivable from these entities as of December 31, 2005 and 2004, respectively.

Off-shore entities

During 2004, we entered into a number of transactions in the normal course of business with certain off-shore entities.

Xyloco Enterprises Ltd. was engaged in treasury stock transactions on behalf of the Group. In 2003 and 2004, Xyloco Enterprises Ltd. purchased 1,173,200 ADRs and 1,175 Ordinary Shares for a total amount of RR622 million. These securities, together with dividends thereon, were transferred to us in 2004. Solden Investments Ltd. was engaged in securities trading on behalf of the Group. In 2004, Solden Investments Ltd. entered into securities sales and purchase transactions for a total amount of RR445 million. During 2004, we extended loans to Seapower Impex House amounting to RR1,990 million which were repaid in July 2005. The loans bear interest at rates ranging between 3-months LIBOR plus 3.2646% and 3-month LIBOR plus 3.8638% per annum.

We have been unable to obtain the necessary financial information to determine whether the above entities were variable interest entities or whether we are the primary beneficiary.

Our maximum exposure to loss because of our involvement with these entities is estimated to be RR1,990 million, which represents the loan granted to Seapower Impex House at December 31, 2004, and which has been accounted for as a financial asset.

Recent Accounting Pronouncements

Stock-based compensation.    On December 16, 2004, FASB issued SFAS No. 123 (revised 2004) ‘‘Share Based Payment’’ (‘‘SFAS 123R’’), which is a revision of SFAS 123. SFAS 123R supersedes APB 25 and amends Statement No. 95 ‘‘Statement of Cash Flows’’. SFAS 123R prescribes the accounting for a wide range of share-based compensation arrangements, including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments. SFAS 123R is effective in the first interim or annual reporting period beginning after June 15, 2005.

SFAS 123R provides two alternatives for adoption: (1) a ‘‘modified prospective’’ method in which compensation cost is recognized for all awards granted subsequent to the effective date of this statement as well as for the unvested portion of awards outstanding as of the effective date and (2) a ‘‘modified retrospective’’ method which follows the approach in the ‘‘modified prospective’’ method, but also permits entities to restate prior periods to reflect compensation cost calculated under SFAS 123 for pro forma amounts disclosure. We adopted SFAS 123R on January 1, 2006 using the modified prospective method. The adoption of SFAS 123R is not expected to have a material impact on our results of operations. On March 30, 2005, the SEC released Staff Accounting Bulletin No. 107 ‘‘Share-Based Payment,’’ (‘‘SAB 107’’), which expresses the views of the SEC staff regarding the application of SFAS 123R. The adoption of SFAS 123R and SAB 107 will approximate the impact of SFAS 123 as described in the disclosure of pro forma net income and income per share in this Note to the consolidated financial statements.

Inventory costs.    In November 2004, the FASB issued SFAS No. 151 ‘‘Inventory Costs an amendment of ARB No. 43, Chapter 4’’ (‘‘SFAS 151’’), which became effective for us on January 1, 2006. SFAS 151 requires that items, such as idle facility expense, excessive spoilage, double freight, and re-handling costs, be recognized as a current-period charge. We are currently analyzing the provisions of this statement to determine the effects, if any, on our results of operations, financial position or cash flow.

Nonmonetary exchanges of similar assets.    In December 2004, the FASB issued SFAS No. 153 ‘‘Exchanges of Nonmonetary Assets’’ (‘‘SFAS 153’’), which became effective for us on January 1, 2006. SFAS 153 addresses the measurement of exchanges of nonmonetary assets. The guidance in APB 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB 29, however, included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of the provisions of SFAS 153 is not expected to have a material impact on our results of operations, financial position or cash flow.

Accounting changes and error corrections.    In May 2005, the FASB issued SFAS No. 154 ‘‘Accounting changes and error corrections’’ (‘‘SFAS 154’’), which became effective for us on January 1, 2006. SFAS 154 replaces APB Opinion No. 20 ‘‘Accounting Changes’’ (‘‘APB 20’’), and SFAS No. 3 ‘‘Reporting Changes in Interim Financial Statements’’, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior period’s financial statements of all changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change, if a pronouncement which requires the change in accounting principle does not include specific transition provisions. SFAS 154 carries forward without change to the guidance contained in APB 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate.

Conditional asset retirement obligations.    In March 2005, the FASB issued Interpretation No. 47 ‘‘Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143’’ (‘‘FIN 47’’), which we adopted as of December 31, 2005. This interpretation clarifies that an entity is required to recognize a liability for a legal obligation to perform asset retirement activities when the retirement is conditional on a future event if the liability’s fair value can be reasonably estimated. The adoption of FIN 47 did not have a material effect on our results of operations, financial position or cash flow.

Suspended well costs.    In April 2005, the FASB issued FASB Staff Position FAS No. 19-1 ‘‘Accounting for suspended well costs’’ (‘‘FSP FAS 19-1’’), which we adopted on July 1, 2005. FSP FAS 19-1 amends SFAS 19 and applies to companies that follow the successful efforts method of accounting. FSP FAS 19-1 concludes that exploratory well costs should continue to be capitalized when the well has found a sufficient quantity of reserves to justify its completion as a producing well and an entity is making sufficient progress assessing the reserves and the economic and operating viability of the project. In addition FSP FAS 19-1 requires certain disclosures to provide financial statement users information about management’s evaluation of capitalized exploratory well costs. The adoption of the provisions of FSP FAS 19-1 did not have a material impact on our results of operations, financial position or cash flow.

Buy/sell transactions.    In November 2004, the EITF began deliberating the accounting for buy/sell and related transactions as Issue No. 04-13 ‘‘Accounting for Purchases and Sales of Inventory with the Same Counterparty,’’ and reached a consensus at its September 2005 meeting. The EITF concluded that purchases and sales of inventory, including raw materials, work-in-progress or finished goods, with the same counterparty that are entered into ‘‘in contemplation’’ of one another should be combined and reported net for purposes of applying APB Opinion No. 29.

Additionally, the EITF concluded that exchanges of finished goods for raw materials or work-in-progress within the same line of business is not an exchange subject to APB Opinion No. 29 and should be recorded at fair value. The new guidance is effective prospectively and became effective for us beginning July 1, 2006, for new arrangements entered into, and for modifications or renewals of existing arrangements. We are reviewing this guidance to determine the effects, if any, on our results of operations, financial position or cash flow.

Impairment of investments.    In November 2005, the FASB issued FSP FAS 115-1/FAS 124-1 ‘‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’’ (‘‘FSP 115-1/124-1’’), which became effective for us on January 1, 2006. FSP 115-1/124-1 provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1/124-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. We do not expect that this FSP will have a material impact on our financial reporting and disclosures.

Presentation of taxes collected from customers.    In June 2006, the FASB ratified the earlier EITF consensus on Issue 06-3 ‘‘How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation),’’ which will become effective for us on January 1, 2007. The new accounting standard requires that a company disclose its policy for recording taxes assessed by a governmental authority on a revenue-producing transaction between a seller and a customer. In addition, for any such taxes that are reported on a gross basis, a company is required to disclose the amounts of those taxes. Our expected policy in relation to Issue 06-3 is to present the relevant taxes on a gross basis.

Income tax uncertainties.    In July 2006, the FASB issued FIN 48 ‘‘Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109’’ (‘‘FIN 48’’), which will become effective for us on January 1, 2007. This standard clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements. A company can only recognize the tax position in the financial statements if the position is more-likely-than-not to be upheld on audit based only on the technical merits of the tax position. This accounting standard also provides guidance on thresholds, measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial-statement comparability among different companies. We do not expect the implementation of this standard will have a material effect on our results of operations or financial position.

Fair value mesurements.    In September 2006, the FASB issued SFAS No. 157 ‘‘Fair Value Measurements’’ (‘‘SFAS 157’’), which provides enhanced guidance for using fair value to measure assets and liabilities, which will become effective for us on January 1, 2008. SFAS No. 157 establishes a common definition of fair value, provides a framework for measuring fair value under U.S. GAAP and expands disclosure requirements about fair value measurements. We are currently evaluating the effect, if any, of adoption of SFAS No. 157 on our financial reporting and disclosures.

RESEARCH AND DEVELOPMENT

In the years ending December 31, 2005, 2004 and 2003, we spent approximately RR365.7 million, RR283.8 million and RR316 million on research and development, respectively.

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

LICENSES

As of December 31, 2005, we held 59 production licenses giving us the exclusive rights to produce oil from 73 fields. Of our 59 licenses, 34 were solely production licenses and 25 were combined exploration and production licenses, 6 of which cover 19 oil fields. Two exploration and production licenses cover the Tat-Kandyzskoe oil field and one exploration and production license covers the Matrosovskoye oil field, both located in Tatarstan and the Orenburg region. Our joint ventures held production licenses for seven additional oil fields and two subsoil areas: three oil fields of Tatoilgas, two oil fields of TATEX and two oil fields and two subsoil areas of Kalmtatneft. Of the nine licenses held by the joint ventures, one license held by TATEX and two licenses held by Kalmtatneft were solely production licenses and six were combined exploration and production licenses.

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

We own 75.1% in each of Tatneft-Abdulino and Tatneft Severny, which hold one and two subsoil licenses, respectively, for the exploration of hydrocarbon materials in deposits in the Orenburg region. Tatneft-Abdulino and Tatneft Severny each also received an additional license for the exploration of hydrocarbon materials in deposits in the Orenburg region in a license tender held on March 29, 2005. We also hold a 74.9% interest in Tatneft-Samara, which holds three subsoil licenses for the exploration of hydrocarbon materials in deposits in the Samara region and received an additional two licenses for the exploration and production of hydrocarbon materials in deposits in the Samara region in a license tender held on February 22, 2005. In 2005, we acquired 70% of Ilekneft, which holds one production license and two combined exploration and production licenses. We hold 51% of Abdulinskneftegaz, which holds one geological survey license for oil fields in the Orenburg region. We also acquired in 2005 50% of both Severgeologia and Severgaznefteprom, which each hold two geological survey licenses for oil fields in Nenetsk autonomous district. We own 50% of Kalmneftegaz, which holds four licenses to explore and develop four oil fields in Kalmykia and two licenses for geological survey in Kalmykia.

We also currently hold Russian Federation exploration licenses, valid for five years from the date of issuance: one for exploration in the Ulyanovsk region (issued in October 2000 and renewed for three years in 2005) and seven for exploration in the western part of Tatarstan (issued in 2003). We also held until recently one Russian Federation exploration license for exploration in the Chuvash Republic, which was issued in May 2001. We did not request the renewal of this license because of the expected low production level in this area.

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

Article 10 of the Subsoil Law provides that a license to use a field must be extended by the relevant authorities at the initiative of the license holder if the extension is necessary to finish production in the field, provided that the licensee has not violated the terms of the license. For instance, the license for our largest field, Romashkinskoye, was renewed in July 2006 and expires in 2038. We believe that our existing production licenses will be extended at or prior to their scheduled expiration and we will apply for extensions of our existing production licenses when appropriate. See ‘‘Item 4—Information on the Company—Overview of the Russian Oil Industry—Regulation of the Russian Oil Industry—Licensing.’’

During the fourth quarter of 1997 and 1998, pursuant to a decree of the Tatarstan government encouraging the development of small new oil fields by newly established companies, we transferred several of our oil fields to such newly established companies. Transferred fields were covered by the five special Russian exploration licenses referred to above. As of December 31, 2005, as a result of this process, 32 newly formed oil companies held licenses for small oil fields in Tatarstan. Some of the newly established companies are majority owned by former employees of Tatneft. These companies are not affiliates of Tatneft. Such transfers may not have been made in full compliance with Russian law, which requires that the initial license-holder own not less than 50% in the legal entity that receives the license and that the new license-holder possesses the equipment necessary to explore the oil field or extract oil. Subsoil licenses are issued jointly by local and federal authorities. See ‘‘Item 4—Information on the Company—Exploration and Production.’’

TRENDS INFORMATION

Information on recent trends in our operations is discussed in ‘‘Item 4—Information on the Company —History and Development—Development,’’ ‘‘Item 4—Information on the Company—Strategy’’ and ‘‘—Results of Operations’’ under this Item.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

The Joint-Stock Companies Law requires at least a seven-member Board of Directors for an open joint stock company with more than 1,000 holders of ordinary shares and at least a nine-member Board of Directors for an open joint stock company with more than 10,000 holders of ordinary shares. Our Board currently consists of 15 members. Directors are elected for one-year terms by our shareholders’ meeting by cumulative voting and can be re-elected for an unlimited number of terms. If the Board is not elected at the time prescribed under current legislation, the powers of the existing Board terminate and a new shareholders’ meeting has to be convened to elect a new Board. All directors can be removed by a vote of the shareholders’ meeting. Apart from those members appointed by the Tatarstan government, through Svyazinvestneftekhim in its capacity as a shareholder of Tatneft, the Tatarstan government holds a Golden Share in our company that gives it power to appoint a representative to our Board. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to Tatarstan—The Tatarstan government has the power to exercise significant influence over our operations,’’ ‘‘Item 4—Information on the Company —Relationship with Tatarstan’’ and ‘‘Item 7—Major Shareholders and Related Party Transactions —Major Shareholders.’’

As of the date of this annual report, the members of our Board of Directors are as follows:

Name	Titles	Year of Birth
Rustam Nurgalievich Minnikhanov*	Chairman of the Board, Prime Minister of the Republic of Tatarstan	1957
Shafagat Fahrazovich Takhautdinov	Director, General Director of Tatneft	1946
Radik Raufovich Gaizatullin	Director, Finance Minister of the Republic of Tatarstan	1964
Sushovan Ghosh	Director, Managing Director of SGI Group Ltd.	1957
Nail Gabdulbarievich Ibragimov	Director, First Deputy General Director of Production, Chief Engineer	1955
Rais Salikhovich Khisamov	Director, Deputy General Director, Chief Geologist	1950
Vladimir Pavlovich Lavushchenko	Director, Deputy General Director of Economics	1949
Nail Ulfatovich Maganov	Director, First Deputy General Director, Head of Oil and Refined Products Sales Department	1958
Renat Halliulovich Muslimov	Director, State Counsel to the President of the Republic of Tatarstan	1934
Renat Kasimovich Sabirov	Director, Head of Oil, Gas and Chemical Industry Department of the Government of the Republic of Tatarstan	1967
Valery Yurievich Sorokin	Director, General Director of Svyazinvestneftekhim	1964
Mirgazian Zakievich Taziev	Director, Member of the Executive Board, Head of the Almetievneft NGDU	1947
Valery Pavlovich Vasiliev	Director, Minister of Land and Property Relations of the Republic of Tatarstan	1947
Maria Leonidovna Voskresenskaya	Director, Director of Brentcross Ltd.	1955
David William Waygood	Director, Director of Waygood Limited	1950

*	Appointed to the Board of Directors pursuant to the exercise of the Golden Share rights of the Tatarstan government.

Biographies of the directors are set out below:

Rustam Nurgalievich Minnikhanov.    Mr. Minnikhanov was born in 1957. In 1978, he graduated from the Kazan Agricultural Institute with a specialization in mechanical engineering, and he graduated from the Institute of Soviet Trade in 1986. He has a Ph.D. in Economics. He started work in 1978 as engineer responsible for diagnostics at the Sabinsky district union of Agricultural Equipment. He further worked as senior and chief power engineer at the Sabinsky Forestry Engineering Co. From 1983 to 1985, he was Deputy Director of Trade of the Sabinsky district, and from 1985 to 1990, he was Chairman of the Arsky Consumer Supplies Board. He was then elected Chairman of the Executive Committee of the Arsky Council of Peoples’ Deputies. In 1992, he was First Deputy Head of the Administration of the Arsky district of the Republic of Tatarstan, and from 1993 to 1996, he was Chairman of the Visokogorsky district Council of People’s Deputies and then Head of Administration of the Visokogorsky district of the Republic of Tatarstan. From 1996 to 1998, he was Minister of Finance of the Republic of Tatarstan. Since July 1998, he has been Prime Minister of the Republic of Tatarstan. He has served as Chairman of our Board since June 1998.

Shafagat Fahrazovich Takhautdinov.    Mr. Takhautdinov was born in 1946. In 1971, he graduated from the Gubkin Petrochemical and Gas Industry Institute of Moscow. He has a Ph.D. in Economics. He started work in 1964 as a driller’s assistant at the Almetyevsk Drilling Operations Department and then worked as an oil production operator, underground well repair foreman and manager of a reservoir pressure maintenance section. He also served as Head of the Djalilneft NGDU (1978-1983), Head of the Almetyevneft NGDU (1983-1985), First Secretary of the Communist Party Committee of Leninogorsk (1985-1990). From 1990 to 1999, he was Chief Engineer and First Deputy General Director of Tatneft. Since 1999, he has been our General Director. Since October 2006, Mr. Takhautdinov has been Chairman of the board of directors of Ukrtatnafta.

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

Sushovan Ghosh.    Mr. Ghosh was born in 1957. He graduated with First Class Honors in 1979 from the Queen Mary’s College of the University of London with a specialization in electrical and electronics engineering. He is also a Fellow of the Institute of Chartered Accountants, England and Wales. From 1998 to 2000 and since 2002, he has served as the Managing Director of SGI Group Ltd. (U.K.), and from 2001 to 2002, he was Deputy Head of the International Investments and Trading Department and Director of Finance of Renaissance Capital in Russia.

Nail Gabdulbarievich Ibragimov.    Mr. Ibragimov was born in 1955. In 1977, he graduated cum laude from the Gubkin Petrochemical and Gas Industry Institute of Moscow. He has a Ph.D. in Technical Sciences. He first worked as an oil and natural gas production operator with the Almetyevneft NGDU, and was then promoted to the position of Chief Engineer of the Almetyevneft NGDU. In 1999, he was appointed Deputy General Director and Chief Engineer of Tatneft. He has been First Deputy General Director of Production and Chief Engineer of the Company since 2000.

Rais Salikhovich Khisamov.    Mr. Khisamov was born in 1950. In 1978, he graduated from the evening department of the Gubkin Petrochemical and Gas Industry Institute of Moscow with a specialization in mining engineering. He has a doctorate in Geology and Mineralogy. He started work as an oil production operator at the Elkhovneft NGDU, then worked as a collector at the Birsk Geological Prospecting Unit and as an operator at the Irkenneft NGDU. In 1972, after serving in the army, he joined the Irkenneft NGDU where he worked until 1997, gradually promoted from the position of well exploration operator to that of Chief Geologist of the Irkenneft NGDU. Since October 1997, he has been working as Chief Geologist and Deputy General Director of the Company.

Vladimir Pavlovich Lavushchenko.    Mr. Lavushchenko was born in 1949. In 1972, he graduated from the Gubkin Petrochemical and Gas Industry Institute of Moscow. He has a Ph.D. in Economics. After serving in the army, he worked as an engineer, then as a senior engineer and chief of a computing equipment group at the Research and Production Division of the Almetyevneft NGDU. In 1984, he became Head of the Scientific Organization of Work Section of the Yamashneft NGDU, and from 1986, he worked as Deputy Director of Economic Matters of the Almetyevneft NGDU. In April 1995, he was appointed Chief Accountant of Tatneft, and since 1997, he has been Deputy General Director of Economics.

Nail Ulfatovich Maganov.    Mr. Maganov was born in 1958. In 1983, he graduated from the evening department of the Tatarstan branch of the Gubkin Petrochemical and Gas Industry Institute of Moscow. He started work in 1977 at the Elkhovneft NGDU, where he was gradually promoted from the position of transportation helper to that of Head of the Oil and Gas Production Division. Between 1991 and 1993, he was Deputy Head of the Zainskneft NGDU for capital construction. In 1993, he was transferred to the position of Head of Tatneft Oil and Refined Products Sales Department. In 1994, he was appointed Deputy General Director of Production of Tatneft. Since July 2000, he has been our First Deputy General Director of the Sales of Oil and Refining and Oil Products and Head of the Oil and Refined Products Sales Department. Since October 2006, Mr. Maganov has been a member of the board of directors of Ukrtatnafta.

Renat Halliulovich Muslimov.    Mr. Muslimov was born in 1934. In 1957, he graduated from the Kazan State University with a specialization in geology and exploration of oil and natural gas fields. He has a Ph.D. in Geology and Mineralogy. He started work in 1957 as a driller’s assistant, and later became Head of the Geological Section of the Bugulmaneft NGDU and Chief Geologist of the Leninogorskneft NGDU. From 1966, he worked as Chief Geologist and Deputy General Director of Tatneft. Since 1998, he has been State Counsel to the President of the Republic of Tatarstan.

Renat Kasimovich Sabirov.    Mr. Sabirov was born in 1967. In 1991, he graduated cum laude from the Kazan State University, and in 1994, he completed post-graduate studies from the Kazan State Technological Institute. In 1998, he completed the President Program of management training program. He has a Ph.D. in Chemical Sciences. After working at the Kazan Technological Institute from 1994 to 1990 as assistant of the physical and colloidal chemistry department, he was Chief Specialist, Head of the Marketing Department of OAO Neftekhiminvest-Holding. From June 2003, he was appointed Chief Consultant of the Organizational Department of the administration of the President of the Republic of Tatarstan. From August 2003, he was Head of Oil, Gas and Chemical Industry Department of the Government of the Republic of Tatarstan. He has been member of our Board since June 2006.

Valery Yurievich Sorokin.    Mr. Sorokin was born in 1964. He graduated from the Kazan State University in 1986. From 1996 to 2002, he worked as director of the Agency for State Debt Management of the Republic of Tatarstan under the Ministry of Finance of the Republic of Tatarstan. Since 2003, he has been General Director of Svyazinvestneftekhim.

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

Valery Pavlovich Vasiliev.    Mr. Vasiliev was born in 1947. He graduated from the Kazan Agricultural Institute in 1970 with a specialization in mechanical engineering. He started work in 1970 as a mechanical engineer at the District Coordination Council of the Agricultural Department of the Executive Committee of the Laishevsky district Council. He then worked in the Laishevsky district as Chief Engineer of the Volzhsky state farm, Chairman of the Put Ilyicha collective farm and Director of the Rossiya state farm. His other positions have included: from 1977 to 1985 service as a full-time party officer, serving as the Second and First Secretary of the Communist Party Committee of the Laishevsky district and Head of the Agriculture and Food Industry Section of the Communist Party Committee of the Tatar region. In 1986, he was appointed First Deputy Chairman of the State Agricultural Committee and Minister of the Republic of Tatarstan. He was then appointed First Secretary of the Communist Party Committee of the Rybno-Slobodsky district. From 1989 to 1995, he worked at the government of the Republic of Tatarstan as First Deputy Chairman of the Council of Ministers and First Deputy Prime Minister of the Republic of Tatarstan. He was then Head of the Control Department of the administration of the President of the Republic of Tatarstan. From 1996 to 1999, he headed the Ministry for Agriculture and Food of the Republic of Tatarstan. In May 1999, he was appointed Chairman of the State Property Management Committee of the Republic of Tatarstan. Since 2001, he has been Minister for Land and Property Relations of the Republic of Tatarstan.

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

Executive Board

As of the date of this annual report, members of the Executive Board of Tatneft are as follows:

Name	Titles	Year of Birth
Valeriy Dmitrievitch Ershov	Head of Legal Department	1949
Semyon Afroimovich Feldman	Advisor to the General Director	1936
Iskandar Gatinovich Garifullin	Chief Accountant	1960
Viktor Isakovich Gorodny	Deputy General Director, Head of Property Management Department	1952
Khamid Zagirovich Kaveev	Deputy General Director and Director of OOO Tatneft Regions	1955
Rustam Nabiullovich Mukhamadeev	Deputy General Director of Personnel and Social Development	1952
Rafael Saitovich Nurmukhametov	Head of the Leninogorskneft NGDU	1949
Rafkat Mazitovich Rakhmanov	Deputy General Director of Oil Well Repair and Oil Enhanced Recovery	1948
Zagit Foatovich Sharafeev	Deputy General Director of Tatneft, Director of Tatneft-Neftekhim	1955
Fyodor Lazarevich Shyelkov	Deputy General Director on General Matters	1948
Mikhail Nikolaevich Studenskiy	Deputy General Director of Drilling	1945
Mirgazian Zakievich Taziev	Director, Member of the Executive Board, Head of the Almetievneft NGDU	1947
Evgeny Aleksandrovich Tikhturov	Head of Finance Department	1960

Name	Titles	Year of Birth
Vladlen Aleksandrovich Voskoboinikov	Head of Consolidated Financial Reporting Department	1965
Alexander Trofimovich Yukhimets	Secretary of the Board of Directors	1949
Vladimir Nikolaevich Zinoviev	Deputy General Director of Capital Construction	1951

Biographies of the executive officers are set out below:

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

Iskandar Gatinovich Garifullin.    Mr. Garifullin was born in 1960. In 1981, he graduated from the Kazan Financial and Economic Institute with a specialization in accounting. Between 1981 and 1982, he worked as Deputy Chief Accountant of a mobile unit of PA Tatneftestroi. Subsequent work includes serving as an accountant at the Construction and Installation Department of the Suleevneft NGDU (1983-1985); chief accountant of a state farm (1985-1989); Chief Accountant of the Almetyevsk District Agro-Industrial Production Association (1989-1991); Chief Accountant of the Almetyevneft NGDU (1991-1997); and Chief Accountant of Tatneft (1997-1999). Since 1999, Mr. Garifullin has served as Chief Accountant and Head of the Accounting and Financial Reporting Department of Tatneft.

Viktor Isakovich Gorodny.    Mr. Gorodny was born in 1952. In 1978, he graduated cum laude from the Gubkin Petrochemical and Gas Industry Institute of Moscow with a specialization in technology and comprehensive mechanization of oil and gas field development. Mr. Gorodny also graduated from the Higher Communist Party School in Saratov in 1987, from the Business Technology College of the North-Western Extramural Polytechnic Institute in 1993 and from the International Personnel Academy in Kiev, Ukraine, in 1998. He has a Ph.D. in Economics. Between 1969 and 1984, Mr. Gorodny worked at the Almetyevneft NGDU at various working and engineering positions, then served as Secretary of the Communist Party Committee of the Elkhovneft NGDU (1984-1985); superintendent of the industrial-transport section of the Communist Party Committee of Almetyevsk (1985-1988); and Deputy Head of the Capital Construction Department of the Almetyevneft NGDU (1988-1995). He is a deputy of the Joint Council of the Almetyevsk district of the city of Almetyevsk. Since 1995, he has served as Deputy General Director and Head of the Property Management Department of Tatneft.

Khamid Zagirovich Kaveev.    Mr. Kaveev was born in 1955. He graduated from the Kazan Aviation Institute in 1978, and received a Ph.D. in Economics from the Academy of National Economy in 1992. After working at the Kazan Aviation Institute, he worked at the Minnibaevsk oil refinery from 1979 to 1984. He then worked as an instructor at the Communist Party Committee of Almetyevsk, from 1987, serving as Deputy Chairman of the Almetyevsk Council of People’s Deputies and from 1989 as Chairman of the Almetyevsk Council of People’s Deputies. He has served as Deputy Manager of our joint ventures Tatoilpetro and TATEX since 1992, and was appointed General Director of TATEX in December 1996. Since June of 1999, he has served as Deputy General Director and Head of the Foreign Economics Corporation of Tatneft. Since 2005, Mr. Kaveev became Director of OOO Tatneft Regions and continued to serve as Deputy General Director.

Rustam Nabiullovich Mukhamadeev.    Mr. Mukhamadeev was born in 1952. In 1977, he graduated from the Gubkin Petrochemical and Gas Industry Institute of Moscow, with a specialization in technological and complex mechanization for the development of oil and gas fields. From 1970 to 1971, Mr. Mukhamadeev worked as a student operator for the Elkhovneft NGDU. Following service in the army, he joined the evening department of the Tatarstan branch of the Gubkin Petrochemical and Gas Industry Institute of Moscow as a senior laboratory technician. In 1975, Mr. Mukhamadeev returned to the Elkhovneft NGDU as an oil-pump research engineer, subsequently becoming a senior geologist at Tatneftegasrazvedka in 1978. His subsequent work includes serving as an instructor in the industrial-transport section of the Communist Party Committee of Almetyevsk (1981-1985); Secretary of the Communist Party Committee, Assistant Director of Personnel, extra-curricular and social development, Assistant Director of Social Development and Assistant Director of General Operations of the Elkhovneft NGDU (1985-1998); and head of the Almetyevsk repair and construction division of Tatneft (1998-2001). Mr. Mukhamadeev has served as our Deputy General Director of Personnel and Social Development since August 2001.

Rafael Saitovich Nurmukhametov.    Mr. Nurmukhametov was born in 1949. He began working in 1966 as an electrician. In 1974, he graduated from the Ufa Oil Institute with a specialization in technology and complex mechanization of the development of oil and gas fields. After graduation, he worked at the Suleevneft NGDU as an oil production operator, technology engineer, foreman for oil production, Head of the Oil and Gas Production Shop, and Head of Subterranean and Capital Oil Well Workover. Mr. Nurmukhametov has also served at the Communist Party Committee of the Tatar region and as an instructor and Head of the Oil and Gas Production Departments of the Djalilneft NGDU (1983-1986), the Laseganneft NGDU (1986-1989) and the Pokachivneft NGDU (1987-1989). Since 1989, he has been Head of the Leninogorskneft NGDU of Tatneft.

Rafkat Mazitovich Rakhmanov.    Mr. Rakhmanov was born in 1948. He started work in 1964 as a car mechanic. In 1970, he graduated from the Ufa Oil Institute with a specialization in machinery and equipment for oil and gas fields. After graduation, he worked at the Djalilneft NGDU as a laboratory engineer, oil production foreman, Head of the District Engineer Controlling Service, Head of Oil and Gas Production Shop and Head of a Production Department. He later became Chief Engineer at the Company. From 1982-1986, he was Head of Oil and Gas Production Shop and then Head of Production Department of the Elkhovneft NGDU. In 1986, he was appointed Head of Almetyevsk Central Base for the Maintenance of Oil Production Equipment. In 2001, he became our Deputy General Director of Oil Well Repair and Oil Enhanced Recovery.

Zagit Foatovich Sharafeev.    Mr. Sharafeev was born in 1956. In 1980, he graduated from the Kazan Chemical-Technological Institute and in 1991 he graduated from the All-Union Finance and Economics Institute. He has a Ph.D. in Economics. From 1997 to 2000, he was General Director of OAO Nizhknekamsktekhuglerod. From 2000 to 2002, Mr. Sharafeev was First Deputy General Director of Nizhnekamskshina and from 2002 was First Deputy Director of Tatneft-Neftekhim. In August 2004, Mr. Sharafeev became Director of Tatneft-Neftekhim.

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

Mirgazian Zakievich Taziev.    See ‘‘—Board of Directors’’ under this Item.

Evgeny Aleksandrovich Tikhturov.    Mr. Tikhturov was born in 1960. In 1982, he graduated from the Ordjonikidze Moscow Management Institute with a specialization in organization of management. After service in the army, he started work in 1984 at the Yamashneft NGDU as an engineer. Subsequent positions included: Head of the Labor Organization Section, Head of the Labor and Salary Section, Deputy Head for Economics, Deputy Head for Economics—Chief Accountant. In 1995, he was transferred to the position of Deputy Head of Economics and Finances of Tatneft. In 1997, he was appointed Head of Tatneft’s Finance Department. Since 1999, he has served as the Head of our Finance Department. Mr. Tikhturov is also member of the Board of Directors of IPCG Fund since 2006.

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

Alexander Trofimovich Yukhimets.    Mr. Yukhimets was born in 1949. He graduated from the evening department of the Tatarstan branch of the Gubkin Petrochemical and Gas Industry Institute of Moscow in 1972. He started working in 1966 as a machinist, and then as master in oil production of RITS-1 of the Almetyevneft NGDU. After serving in the army, he worked as an engineer and as Head of Shift of RITS-1. In 1974, he was elected Deputy Secretary of the Communist Party Committee of the Almetyevneft NGDU. From 1976 to 1979, he worked as Deputy General Engineer for Safety. He was elected Head of the Trade Union of the Almetyevneft NGDU in 1979 and Head of the Trade Union of Tatneft in 1985. He served as Deputy Head of the Suleevneft NGDU from 1990 to 1995. Since 1995, Mr. Yukhimets has served as Secretary of our Board of Directors.

Vladimir Nikolaevich Zinoviev.    Mr. Zinoviev was born in 1951. He graduated from the Kazan Construction Engineering Institute in 1980 with a specialization in industrial and civil construction. Following service in the army (1972-74), he was a foreman at a construction company (1974-76), instructor of industrial-transportation department of the City Communist Party Committee (1976-1980), chief engineer of construction company No. 52 (1980-84), chief engineer and then director of industrial construction facility of the Yakutgasstroy Trust in Yakutia (1984-91) and Chief Engineer of Industrial Construction Company No. 5 (1991-1992). From 1992 through February 2004, he served as Deputy Chief for Capital Construction of the Yamashneft NGDU. From February 2004, he has served as Deputy General Director of Capital Construction at Tatneft.

COMPENSATION

Total salaries, bonuses and other awards paid by Tatneft and its subsidiaries to members of the Board as a group and to executive officers other than members of the Board as a group during 2005 were approximately RR179.1 million, and approximately RR96.3 million during 2004, as compared with approximately RR77.7 million during 2003.

In addition, in 2005, we issued and placed to members of our Board and senior management 9,840,000 options to acquire 9,840,000 Ordinary Shares, representing approximately 0.45% of our Ordinary Shares. The options, represented by option certificates, are non-transferable and are exercisable before the end of the fiscal year ended December 31, 2005. Each option entitles its holder to purchase one Ordinary Share at the exercise price, corresponding to the minimum price of the Ordinary Shares in the three-year period preceding the date the decision on issuance of the option certificates was adopted by our Board of Directors. We reserve the right to repurchase during the 90-days period following the end of the fiscal year ended December 31, 2005 outstanding options at the maximum weighted average daily market price of our Ordinary Shares for the preceding three years on the MICEX less the exercise price of the option. In the first quarter of 2006, we repurchased the options granted in 2005 at RR94.03 per option. The remaining options were cancelled due to the non-fulfillment of their working objectives by the beneficiaries of the cancelled options. In 2005 we repurchased the options granted in 2004 at RR43.48 per option. We acquired Ordinary Shares underlying the options on the secondary market. IFK Solid, acted as the underwriter and placement agent for the issuance of the options, and OAO Aktsionerny Kapital (‘‘Aktsionerny Kapital’’), our registrar, acts as the registrar for the option certificates. See ‘‘Item 7 —Major Shareholders and Related Party Transactions—Related Party Transactions.’’

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

The following matters are within the competence of the Board, according to the Joint-Stock Companies Law, our Charter and the Regulation on the Board of Directors:

•	determining our strategic priorities;

•	convening annual and extraordinary meetings of shareholders;

•	approving agendas for shareholders’ meetings;

•	determining record dates for the right to participate in the shareholders’ meetings;

•	submitting certain matters to the shareholders’ meetings, as provided for by law; deciding on inclusion of shareholders’ proposals to the agendas for shareholders’ meetings and deciding on other matters related to the convening and holding of the shareholders’ meetings;

•	deciding on increases in our charter capital through issuance of additional shares within the amount of authorized shares;

•	placement of bonds and other securities;

•	determining the market value of property, where provided for by law;

•	acquiring stocks, bonds, and other securities we may issue, where provided for by law;

•	appointing and dismissing the General Director and the Executive Board;

•	making recommendations relating to the amount of remuneration and contributory compensation to be paid to members of the Revision Committee (as defined below) and determining payments for the services of the independent auditors;

•	recommending the amount of the dividend on shares and the procedure for payment thereof;

•	using our reserves and other funds;

•	forming branches and opening representative offices;

•	concluding certain major transactions by the Company and certain interested party transactions, where provided for by law, and concluding certain other transactions, where provided for by our internal documents;

•	approving our registrar and determining the terms and conditions of our agreement with the registrar and its termination;

•	amending our Charter following the placement of additional shares, including amendments relating to the increase in our charter capital, as provided by law;

•	determining the procedures for presenting all bills, statements and declarations and determining the system for calculation of profits and losses, including the rules relating to the amortization of property;

•	appointing the First Deputy General Director;

•	appointing and dismissing the Secretary of the Board and determining her/his duties;

•	approving other internal documents of the Company on the regulation of the matters related to the competence of the Board of Directors, excluding internal documents that are within the competence of the shareholders’ meeting and executive bodies where provided for in the Charter;

•	forming committees of the Board of Directors and approving related Regulations;

•	adopting the Corporate Governance Code and amending it;

•	approving the working standards of the Board of Directors and the Executive Board and determining their compensation;

•	making other decisions that are not within the competence of the shareholders’ meeting, the General Director and the Executive Board.

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

Approval of Transactions other than Major Transactions and Interested Party Transactions

We have adopted a regulation on the procedure for approving certain transactions by the Board of Directors, approved by the Board on March 28, 2006 (the ‘‘Regulation’’), the scope of which is broader than what is required by the Joint-Stock Companies Law. Pursuant to this Regulation, advance approval by the Board is required for the following transactions made by Tatneft, its subsidiaries and other organizations controlled by Tatneft (the ‘‘Group Companies’’), or on their behalf:

•	extension of loans or placement of funds (including deposits), as well as offering of guarantees for debt obligations (sureties, guarantees, pledges or property rights), except for transactions:

−	the amount of liabilities under which does not, in any single transaction or group of related transactions (i.e., transactions with the same participants and with the same commercial goal, including loans extended under the single credit line, provision of various type of security for the same debt obligation, etc) exceed 0.5% of the book value of the net assets of the Group Company according to its financial statements as of the then last reporting date;

−	in which the borrowers or deposit-takers (or obligors under debt obligations that are guaranteed or secured) are other Group Companies, or entities, companies or organizations, the financial statements of which are consolidated with the financial statements of Tatneft prepared in accordance with U.S. GAAP;

−	that are carried out on market terms in the ordinary course of business, including commercial (trade) credits;

−	that represent extension of loans or bank guarantees, as well as placement of funds, by Group Companies that are credit organizations holding relevant licenses; and

−	that represent placement of deposits with credit organizations on market terms.

•	acquisition of Tatneft shares or derivatives and securities convertible into Tatneft shares (including depositary receipts based on Ordinary Shares of Tatneft), except for transactions connected with the ordinary business activities of a Group Company.

•	sale of property the book value or contractual selling price of which exceeds 2% of the book value of the net assets of the Group Company according to its financial statements as of the then last reporting date.

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

Members of the Revision Committee, appointed on June 30, 2006, as of the date of this annual report are:

•	Marat Mikhailovich Afanasiev, * Head of the Department of Economic Analysis at the Ministry of Finance of the Republic of Tatarstan;

•	Ferdinand Renatovich Galiullin, Chief Accountant of the Djalilneft NGDU;

•	Venera Gibadullovna Kuzmina, Head of the Revision Committee;

•	Nikolai Kuzmich Lapin, Head of the Tatneft Control and Audit Department;

•	Marsel Masgutovich Muradymov, Chief Accountant of the Yamashneft NGDU;

•	Peter Nikolaevich Paramonov, Chief Accountant of the Irkenneft NGDU;

•	Lilya Rafaelovna Rakhimzyanova, Head of the Oil Production Section with the Ministry of Economy and Industry of the Republic of Tatarstan; and

•	Аlfiya Аzgarovna Sinegaeva, Deputy Head for Economics of Almetyevsk Department for Oil Enhanced Recovery and Capital Repair of Oil Wells of OAO Tatneft.

•	Tamara Milchailovna Vilkova, Deputy Chief Accountant of Tatneft, Deputy Head of the Accounting Department of Tatneft.

*	Appointed to the Revision Committee pursuant to the exercise of the Golden Share rights of the Tatarstan government.

Liability of Directors and Officers

In accordance with the Joint-Stock Companies Law, our directors and executive officers (as defined under Russian law) are liable to Tatneft for losses caused as a result of their culpable actions or inaction, unless there are other grounds for, or scope of, liability established by a federal law. We, or any our shareholder on behalf of us owning at least 1% of our issued Ordinary Shares, may seek compensation for such losses (by the means of a ‘‘derivative action’’ when the action is brought by a shareholder). Liability is joint and several among all culpable directors and officers. In the event that liability arises as a result of a board decision, directors who voted against the decision or who did not take part in the vote are not liable to us. Our directors and officers have no insurance for their liability in the event of a claim or lawsuit against them claiming wrongdoing in connection with our business.

We are no longer required to disclose the differences between our corporate governance practices and the NYSE governance standards since the delisting of our GDSs from the NYSE (see ‘‘Item 4 —Information on the Company—History and Development—Development—Developments in 2006 —Delisting and Intention to Deregister’’). However, for a comparison of OAO Tatneft’s corporate governance rules and corporate governance practices as of June 26, 2006 to the NYSE corporate governance standards, see the table posted on our website http://www.tatneft.ru (http://www.tatneft.ru/doc/persons/COMPARISON_40924_1.DOC).

EMPLOYEES

As of December 31, 2005, together with our principal subsidiaries the Group had approximately 80,560 employees, of which Tatneft had approximately 43,610 employees (including 29,037 employees working in oil production and 6,451 in drilling). The Group, together with its affiliated companies, had approximately 100,400 and 98,000 employees as of December 31, 2004 and 2003, respectively, of which Tatneft had approximately 62,805 employees (including 31,257 employees working in oil production and 6,491 in drilling) and 64,842 employees (including 32,986 employees working in oil production and 6,481 in drilling), respectively. The decrease in the number of our employees in 2005 is primarily attributable to the continuing reorganization of our Group, including to the sale of certain assets. Nizhnekamskshina had 11,243, 13,513 and 14,125 employees in 2005, 2004 and 2003, respectively; and our banking subsidiaries had 1,823 employees and 1,103 employees in 2004 and 2003, respectively.

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

We maintain a pension plan pursuant to the collective labor agreement that entitles employees who have worked with Tatneft for more than ten years and retired before the establishment of our discretionary pension fund to receive on a quarterly basis 7.5% of the base sum in the amount of RR4,500, plus 0.75% for each year of employment over ten years provided, however, that the aggregate amount of payments thereunder may not exceed RR1,500 per quarter. In 1997, we established a new discretionary pension fund, in which employees, who have worked for us for more than ten years may participate. Tatneft pays a portion of the contributions for participants in this plan. At December 31, 2005, there were 19,070 employees participating in the discretionary pension fund. In addition to these pension plans, employees can obtain a number of formal and informal benefits, including bonuses for those who travel frequently, compensation for work-related injuries and losses, and one-time severance pay for workers who are laid off. The liabilities represented by these plans and benefits are not currently material to our financial condition or results of operations. However, the cost of such plans may become significant in the future.

We also have an incentive plan through which we allocate a certain portion of net profits to purchase Ordinary Shares on the secondary market for distribution under our stock option compensation program. In 2003, we issued options to purchase 9,300,000 Ordinary Shares to the members of the Board of Directors and the senior managers. We repurchased the option certificates from holders upon such option certificates becoming exercisable. In 2004, we issued and placed to members of our Board and senior management 10,028,000 options to acquire 10,028,000 Ordinary Shares. In 2005, we repurchased the options granted in 2004 upon such option certificates becoming exercisable. In 2005, we issued and placed 9,840,000 options, 9,611,000 of which we repurchased in the first quarter of 2006. See ‘‘—Compensation’’ under this Item and ‘‘Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.’’

SHARE OWNERSHIP

No single Director or executive officer owned in excess of one percent of our outstanding capital stock as at May 15, 2006. Moreover, our directors and members of the Executive Board, as a group (30 persons) own less than one percent of our capital stock. The following table sets forth information concerning the direct ownership of our Ordinary Shares for all directors and members of the Executive Board as at May 15, 2006 (as at June 30, 2006 for Mr. Sabirov).

Name	Number of Ordinary Shares	Ordinary Share Ownership Percentage
Rustam Nurgalievich Minnikhanov	None	None
Shafagat Fahrazovich Takhautdinov	2,699,700	0.116503
Renat Kasimovich Sabirov	None	None
Radik Raufovich Gaizatullin	None	None
Sushovan Ghosh	None	None
Nail Gabdulbarievich Ibragimov	450,400	0.019586
Rais Salikhovich Khisamov	430,200	0.018760
Vladimir Pavlovich Lavushchenko	1,050,000	0.045465
Nail Ulfatovich Maganov	None	None
Renat Halliulovich Muslimov	1,716,900	0.074332
Valery Yurievich Sorokin	None	None
Mirgazian Zakievich Taziev	227,700	0.010111
Valery Pavlovich Vasiliev	None	None
Maria Leonidovna Voskresenskaya	None	None
David William Waygood	None	None
Viktor Isakovich Gorodny	None	None
Iskandar Gatinovich Garifullin	226,500	0.009806
Valeriy Dmitrievitch Ershov	None	None
Semyon Afroimovich Feldman	880,900	0.038372
Khamid Zagirovich Kaveev	64,500	0.002953
Rustam Nabiullovich Mukhamadeev	92,900	0.004204
Rafael Saitovich Nurmukhametov	220,200	0.010465
Rafkat Mazitovich Rakhmanov	472,300	0.020604
Zagit Foatovich Sharafeev	None	None
Fyodor Lazarevich Shyelkov	686,800	0.029929
Mikhail Nikolaevich Studenskiy	19,200	0.001143
Evgeny Aleksandrovich Tikhturov	42,100	0.001939
Alexander Trofimovich Yukhimets	100,000	0.004583
Vladimir Nikolaevich Zinoviev	None	None
Vladlen Aleksandrovich Voskoboinikov	None	None

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

In the case of Tatneft, the Tatarstan State Property Management Committee (the ‘‘Tatarstan GKI’’), the legal predecessor to the Tatarstan Ministry for Land and Property Relations, initially owned all of our shares, and then distributed them pursuant to our privatization plan of January 21, 1994 (the ‘‘Privatization Plan’’). Workers were given Preferred Shares free of charge, although a few were not taken up and were subsequently returned to the Tatarstan GKI. The Tatarstan GKI offered Ordinary Shares representing approximately 30% of the capital stock to workers at 40% of their nominal value, and offered another 5% to management at nominal value. The Tatarstan GKI gave another block of shares to us to use as bonus shares in order to give incentives to workers and management. The Tatarstan GKI sold some shares in domestic auctions. The Tatarstan GKI also transferred a block of 33,000,000 shares to us, which have since been transferred to Tatneft, Solid & Co. and IFK Solid. See ‘‘Item 9—The Offer and Listing —Markets—Activities of the Company and its Affiliates in the Market.’’ Finally, the Tatarstan GKI sold Ordinary Shares in a global offering of GDSs, representing the Ordinary Shares, in December 1996. In connection with that transaction, we caused the GDSs to be listed on the LSE and arranged for the GDSs to be listed on the NYSE in March 1998 and on the NewEx, the trading segment for central and eastern European securities on the regulated unofficial market of the Frankfurt Stock Exchange (the ‘‘NewEx’’) in November 2000. We have recently delisted our GDSs from the NYSE and decided to terminate, when circumstances permit, our registration with the SEC. See ‘‘Item 3—Risk Factors—Risks Relating to Investment in our GDSs—Our decision to delist our GDSs from the NYSE could adversely affect the liquidity of our GDSs’’ and ‘‘Item 4—Information on the Company—History and Development— Development—Developments in 2006—Delisting and Intention to Deregister.’’ Each GDS represents the right to receive twenty Ordinary Shares.

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

Our shareholding structure at May 15, 2006 is summarized below:

	Number of Shares	Percent of Charter Capital
Ordinary Shares
Shares owned by Svyazinvestneftekhim(1)(2)	781,404,369	33.59
Other Ordinary Shares
Held by residents:
Held by individuals	141,147,174	6.07
Held by other legal entities(3)	1,256,139,157	54.0
Held by non-residents (both individuals and legal entities)	589,738,366	25.35
Total Ordinary Shares(4)	2,178,690,700	93.66
Preferred Shares
Held by individuals	58,815,474	2.5
Held by other legal entities	88,693,026	3.8
Held by non-residents	7,204,017	0.31
Total Preferred Shares	147,508,500	6.34
Total	2,326,199,200	100.00

(1)	Svyazinvestneftekhim is 100% owned by the Tatarstan government. The Tatarstan government also holds a Golden Share in Tatneft.

(2)	Includes 73,209,590 Ordinary Shares, representing 3.15% of our charter capital and 3.36% of our Ordinary Shares, which are owned by Investneftekhim, a subsidiary of Svyazinvestneftekhim.

(3)	Includes 27,085,470 GDRs (541,709,400 Ordinary Shares), representing 23.3% of our charter capital and 24.9% of our Ordinary Shares, which were held through our GDR program, with 17 registered and 3,054 beneficial holders of such GDRs, of which over 2,631 holders were U.S. holders, as of October 17, 2006. See ‘‘Item 9—The Offer and Listing—Markets—The GDS Market.’’

(4)	Includes 178,440,892 Ordinary Shares held in treasury as of December 31, 2005.

The following table sets forth information as of May 15, 2006 regarding the record ownership of Ordinary Shares by shareholders who own more than 5% of such shares and by the directors and executive officers as a group, as per Russian statutory requirements:

Ordinary Shareholders(1)	Number of Ordinary Shares	Percent of Ordinary Shares
Svyazinvestneftekhim(2)	781,404,369	35.87
The Bank of New York	533,456,580	24.49
UBS AG	160,491,938	7.37
Langdel Investments Limited	114,573,600	5.26
URALSIB-Upravlenie Kapitalom	116,284,150	5.34
Directors and executive officers as a group	10,736,800	0.47

(1)	At December 31, 2005, approximately 178,440,892 of our Ordinary Shares, representing approximately 8% of our Ordinary Shares, were held by our subsidiaries and classified as treasury stock under U.S. GAAP. However, under Russian law, shares held by subsidiaries may vote and receive dividends.

(2)	Includes 73,209,590 Ordinary Shares, representing 3.15% of our charter capital and 3.36% of our Ordinary Shares, which are owned by Investneftekhim, a subsidiary of Svyazinvestneftekhim.

OAO UK URALSIB-Upravlenie Kapitalom (formerly Nikoil-Sberezheniye) is acting in fiduciary management and was one of the registered holders of over 5% of our Ordinary Shares as of May 15, 2006. TAIF acquired in excess of 5% of our Ordinary Shares in late 1998, but TAIF held less than 5% of our shares as of May 15, 2006. We are not currently aware of any arrangements that might result in a future change in control.

Our major shareholders have the same voting rights per share as other shareholders. See ‘‘Item 10 —Additional Information—Memorandum and Articles of Association—Voting Rights.’’

RELATED PARTY TRANSACTIONS

Svyazinvestneftekhim, which is wholly-owned by the Tatarstan government, is our largest shareholder, owning, directly and through its subsidiary Investneftekhim, 33.59% of our capital stock and 35.87% of our Ordinary Shares as of May 15, 2006. The Tatarstan government also holds a Golden Share. See ‘‘—Major Shareholders’’ under this Item. Currently, four of our directors, including the Chairman of the Board, are senior members of the Tatarstan government. In the ordinary course of business, we regularly enter into transactions with other entities that are controlled, either directly or indirectly, by the government of Tatarstan. These enterprises include, among others, Tatenergo and Nizhnekamskneftekhim.

Over the course of 2003, the Company arranged for the purchase of its own shares in anticipation of establishing a stock-based compensation scheme for senior management. See ‘‘Item 15—Controls and Procedures.’’ This scheme was never adopted and the shares are reflected as treasury stock in the Company’s financial statements.

In 2003, at the request of the Tatarstan government, we purchased a promissory note due in 2022 in the amount of RR1,197 million issued by Nedoimka, a unitary company controlled by the government of Tatarstan. Nedoimka used the proceeds of this transaction to finance social expenditures planned under Tatarstan’s budget. We believed that this promissory note was not recoverable. Consequently, we wrote off the promissory note in fiscal year 2003, resulting in a charge to operations of RR1,197 million. See Note 19 to our audited consolidated financial statements.

In addition, in 2003, 2004 and 2005 we made a significant portion of our export sales of crude oil and refined products to Efremov Kautschuk GmbH, a subsidiary of OAO Efremovsky Zavod Sinteticheskogo Kauchuka, which sells our crude oil outside of Russia and the CIS. OAO Efremovsky Zavod

Sinteticheskogo Kauchuka was in 2003, 2004 and 2005 a related party to us as members of our senior management are on its board of directors. Our sales to Efremov Kautschuk GmbH totaled RR82,324 million for the year ended December 31, 2005.

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

In January 2004, at the request of the Tatarstan government, we purchased interest-free promissory notes due in 2024 in the amount of RR960 million from Tatgospostavki, a unitary company controlled by the government of Tatarstan. Tatgospostavki used the proceeds of this transaction to finance social expenditures planned under Tatarstan’s budget.

In September 2004, we borrowed RR2 billion under a loan agreement with Svyazinvestneftekhim. The purpose of the loan was to finance construction of a new refinery by TKNK. See ‘‘Item 4— Information on the Company—History and Development—Development.’’ The loan interest rate was 0.01% per annum, and the loan matured in March 2014. As the joint venture parties reached a deadlock with respect to the financing of this project, we repaid the loan in two tranches, RR1,000 million each, in February 2005. See ‘‘Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.’’

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

Transactions are entered into in the normal course of business with significant shareholders, directors and companies with which we have significant shareholders in common. See Note 18 to our consolidated financial statements included in this annual report.

INTERESTS OF EXPERTS AND COUNSEL

This Item is not applicable.

ITEM 8—FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See ‘‘Item 18—Financial Statements’’ and our audited consolidated financial statements and other financial information included elsewhere in this annual report.

EXPORT SALES

Export sales (outside the CIS) of oil and refined products were RR146,659 million, RR114,218 million, RR89,461 million, RR77,854 million and RR80,038 million or 49%, 55%, 51%, 54% and 51% of total revenue for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, respectively.

LEGAL AND ARBITRATION PROCEEDINGS

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

DIVIDENDS AND DIVIDEND POLICY

We may declare annual and interim dividends on the Ordinary Shares and Preferred Shares by resolution of a simple majority of shareholders voting at a shareholders’ meeting, up to the amount recommended by the Board. Under the Joint-Stock Companies Law and our Charter, interim dividends may be declared on results of the first quarter, six months and nine months of the financial year. Under the Joint-Stock Companies Law, we are permitted to pay dividends on Ordinary Shares out of net profits, and dividends on Preferred Shares out of net profits and funds specially designated for such purposes. In either case, these amounts are calculated in accordance with RAR. This legislation and other statutory laws and regulations dealing with distribution rights are open to interpretation. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company—The Russian tax system imposes substantial burdens on us and is subject to frequent change and significant uncertainty.’’ Our Charter requires us to declare an annual dividend to holders of Preferred Shares equal to 100% of the nominal value of Preferred Shares (unless otherwise decided by the shareholders). However, if a dividend declared on the Ordinary Shares is greater than 100% of the nominal value of the Preferred Shares, holders of the Preferred Shares are entitled to receive a dividend at least equal in value to the dividend declared on the Ordinary Shares. The net income (loss) per Ordinary Share calculations consider this entitlement to dividends for the preferred shareholders through the use of the two class calculation method. Under this method, net income is reduced by the amount of dividends on the Preferred Shares and the amount of imputed additional dividends that are necessary to ensure that the preferred shareholders do not receive a dividend amount per Preferred Share that is inferior to that received by each ordinary shareholder. Certain of our loan agreements also restrict our ability to pay dividends in excess of our net profits for the financial year for which the dividend is paid, as calculated in accordance with RAR.

The table below illustrates our dividend policies over the five-year period.

	2001		2002		2003		2004(2)		2005
Class of Shares	% of nominal value	Per Share Dividend (RR)(1)	% of nominal value(3)	Per Share Dividend (RR)(1)	% of nominal value(3)	Per Share Dividend (RR)(1)	% of nominal value	Per Share Dividend (RR)(1)	% of nominal value	Per Share Dividend (RR)(1)
Ordinary Shares(4)	10%	0.10	10%	0.10	30%	0.30	90%	0.90	100%	1.00
Preferred Shares	100%	1.00	100%	1.00	100%	1.00	100%	1.00	100%	1.00

(1)	Dividends are stated in nominal rubles.

(2)	An interim dividend for the nine months ended September 30, 2004 was approved by an extraordinary general meeting of our shareholders held on November 6, 2004. This interim dividend amounted to RR0.67 per Ordinary Share and RR1.00 per Preferred Share. This dividend was paid out as of December 31, 2004. In addition to the interim dividend, an annual dividend of RR0.23 per Ordinary Share was approved by the shareholders at the annual meeting dated June 30, 2005.

(3)	In 2001, the nominal value of both classes of our shares was increased from 10 kopeks to RR1.00 per share.

(4)	One GDS represents 20 Ordinary Shares. The U.S. dollar amount of the GDS dividend is determined by the exchange rate used by the Depositary to convert the dividend to U.S. dollars on the date of payment.

On June 30, 2006, following the recommendation of our Board of Directors, our shareholders approved at a general meeting dividends equal to 100% of the nominal value of the Ordinary Shares and to 100% of the nominal value of Preferred Shares. These dividends are to be paid in cash from July 1, 2006 to December 31, 2006.

The amount of any future dividends will depend on our results of operations, cash requirements and other factors. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company.’’ Reserves available for distribution to shareholders are based on statutory accounts prepared in accordance with RAR, which differ from U.S. GAAP.

Owners of GDSs are entitled to receive any dividends to which the Ordinary Shares represented by their GDSs are entitled. Cash dividends are paid to the Depositary in rubles and, except as otherwise provided in the Deposit Agreement between us and the Depositary relating to the GDSs, are converted by the Depositary into U.S. dollars and distributed to owners of GDSs. Under certain circumstances, dividends may be subject to withholding tax. See ‘‘Item 10—Additional Information—Taxation’’ for a discussion of the tax consequences for owners of GDSs of the payment of dividends by Tatneft. Fluctuations in the value of the ruble against the U.S. dollar will affect the U.S. dollar amount of any dividends received by the holders of the GDSs.

SIGNIFICANT CHANGES

As set out in the Revised Reserves Report, we revised our estimate of the net oil reserves as of January 1, 2006, previously contained in the report issued by Miller and Lents on June 27, 2006. The Revised Reserves Report reflected a correction of the conversion factor from 7.230 barrels per ton of crude oil to 7.123 barrels per ton of crude oil and a change in the license expiration date for the Romashkinskoye oil field from July 2013 to July 2038. As a result, the estimate of our total proved reserves, previously 5,851.1 mmbbl, was revised to 5,872.2 mmbbl through the economic lives of our licensed fields, and the estimate of our total proved reserves through the current license expiration was revised from 1,341.5 mmbbl to 3,166.7 mmbbl, as presented in the Revised Reserves Report. See ‘‘Exhibit 15.1—Report of Reserve Consultants, Miller and Lents, Ltd., dated September 26, 2006.’’

Other than as disclosed above or elsewhere in this annual report, no significant changes have occurred since the date of our most recent audited financial statements.

ITEM 9—THE OFFER AND LISTING

Our GDSs are listed on the LSE and the NewEx. Since the integration of the NewEx into the Deutsche Börse AG in 2002, our GDSs have also been traded on the Xetra trading system of the Deutsche Börse. Our GDSs were also listed on the NYSE until September 14, 2006, date on which our GDSs were delisted in accordance with our decision. See ‘‘Item 3—Key Information—Risk Factor—Risks Relating to Investment in our GDSs—Our decision to delist our GDSs from the NYSE could adversely affect the liquidity of our GDSs’’ and ‘‘Item 4—Information on the Company—History and Development—Development—Developments in 2006—Delisting and Intention to Deregister.’’ Subsequent to our listing on the NYSE in March 1998, our GDSs have been traded on the Berlin, Munich, Stuttgart, Hamburg and Düsseldorf stock exchanges. Our Ordinary Shares are also traded on the RTS and listed on the MICEX.

We recently decided to delist our GDSs from the NYSE. See ‘‘Item 3—Risk Factors—Risks Relating to Investment in our GDSs—Our decision to delist our GDSs from the NYSE could adversely affect the liquidity of our GDSs.’’

MARKETS

The GDS Market

The principal trading market for the GDSs is the LSE and, prior to the delisting, the NYSE. See ‘‘Item 3—Key Information—Risk Factor—Risks Relating to Investment in our GDSs—Our decision to delist our GDSs from the NYSE could adversely affect the liquidity of our GDSs’’ and ‘‘Item 4— Information on the Company—History and Development—Development—Developments in 2006— Delisting and Intention to Deregister.’’ The GDSs were admitted to the Official List of the LSE in December 1996 and were listed on the NYSE on March 30, 1998.

The following table shows, for each period indicated, the reported closing highest and lowest middle market quotation for the GDSs on the NYSE (through September 14, 2006).

	U.S.$ per GDS(1)
Period	High	Low
2001	11.73	6.69
2002	17.05	9.88
2003	26.90	14.25
2004	37.00	21.47
First Quarter	27.82	22.80
Second Quarter	30.20	22.99
Third Quarter	32.15	21.00
Fourth Quarter	37.28	26.80
2005	73.01	27.45
First Quarter	36.92	27.33
Second Quarter	37.35	31.30
Third Quarter	64.35	37.65
Fourth Quarter	74.00	51.55
2006
First Quarter	122.20	68.99
April	125.02	105.16
May	127.00	79.60
June	96.61	67.50
July	103.99	78.30
August	120.84	99.48
September (until September 14, 2006)	103.50	89.15

(1)	The ratio of Ordinary Shares to GDSs is 20 to 1.

The following table shows, for each period indicated, the reported closing highest and lowest middle market quotation for the GDSs on the LSE as derived from the Daily Official List of the LSE.

	U.S.$ per GDS(1)
Period	High	Low
2001	11.70	6.38
2002	17.20	9.80
2003	26.90	14.40
2004	37.00	21.15
First Quarter	28.00	22.50
Second Quarter	29.45	25.88
Third Quarter	32.00	21.15
Fourth Quarter	37.00	26.75
2005	71.00	27.18
First Quarter	41.00	27.18
Second Quarter	37.20	31.65
Third Quarter	64.00	37.90
Fourth Quarter	71.00	53.48
2006
First Quarter	124.50	66.80
April	121.00	107.00
May	123.00	81.00
June	98.75	66.25
July	103.30	80.60
August	120.10	100.60
September	105.00	80.00
October	95.00	83.00

(1)	The ratio of Ordinary Shares to GDSs is 20 to 1.

In June 1996, we launched a program, registered with the SEC, for American depositary receipts (‘‘ADRs’’) representing Ordinary Shares or rights to receive Ordinary Shares. In December 1996, we established two unregistered ADR programs (the ‘‘Restricted ADR Program’’ and the ‘‘Regulation S ADR Program’’) in connection with an international offering of certain of our Ordinary Shares in the United States and elsewhere pursuant to Rule 144A and Regulation S under the Securities Act. In March 1998 we merged these two ADR programs into one registered ADR program (the ‘‘Registered ADR Program’’) in connection with listing the ADRs on the NYSE. We also exchanged ADRs issued under the Restricted ADR Program for ADRs issued under the Registered ADR Program, and we formally abolished the Restricted ADR Program in 1999. On July 10, 2006, we redesignated our ADR program to a GDR program pursuant to the amended Deposit Agreement. See ‘‘Exhibit 2.1—Form of Amended and Restated Deposit Agreement dated as of July 10, 2006 between OAO Tatneft and The Bank of New York, as Depositary, and holders from time to time of Global Depositary Shares thereunder.’’ Our Board of Directors approved on June 30, 2006 the decision to delist our GDSs from the NYSE and to terminate, when circumstances permit, our registration with the SEC. Trading of the GDSs on the NYSE ceased on September 14, 2006. Pursuant to the Deposit Agreement, we have designated November 15, 2006 as a ‘‘Certification Date.’’ The Deposit Agreement provides that, after the Certification Date, the Ordinary shares of the Company underlying all GDRs except those beneficially owned by persons who, on or before the Certification Date, (i) have certified that they are not ‘‘resident in the United States’’ or (ii) have certified that they are QIBs and have been approved by the Company, will be sold by the Depositary outside the United States pursuant to Regulation S under the Securities Act and, upon completion of those sales, the proceeds of those sales will be transferred to the beneficial holders of such GDRs subject to the terms and conditions of the Deposit Agreement. A beneficial owner’s certification that he, she or it either (i) is not ‘‘resident in the United States’’ or (ii) is a QIB and requests permission to continue to hold the Company’s GDRs will not be effective for this purpose unless the beneficial owner, together with the certification, deposits its GDR with the Depositary or transfers the relevant GDRs to a blocked account with The Depository Trust Company, in either case until after the Certification Date. See ‘‘Item 3—Key Information—Risk Factor—Risks Relating to Investment in our GDSs—Our decision to delist our GDSs from the NYSE could adversely affect the liquidity of our GDSs’’ and ‘‘Item 4—Information of the Company—History and Development—Development—Developments in 2006—Delisting and Intention to Deregister.’’ According to the records of The Depository Trust Company, acting as registrar for our GDR program, as of October 17, 2006, there were 17 registered and 3,054 beneficial holders (of which over 2,631 holders were U.S. holders) of 27,085,470 GDRs under the Registered GDR Program. In the aggregate, these holdings constituted approximately 24.9% of our total issued Ordinary Shares, and approximately 23.3% of our capital stock. Since brokers and other nominees hold certain of the GDRs, the above numbers may not represent the actual number of U.S. beneficial holders or of Ordinary Shares or GDRs beneficially held by U.S. persons.

According to the Law on the Securities Market and the regulations of the Russian Federal Commission on the Securities Market, the predecessor of the FSFM, the deposit of shares of a Russian company into DR programs requires the permission of the FSFM. Such permission may be denied, among other reasons, if more than 35% of the class of shares eligible for deposit into the DR program will circulate outside Russia, including in the form of GDSs, or if the DR program contemplates the voting of the shares underlying the DSs other than in accordance with the instructions of the DS holders. Until July 10, 2006, in the absence of instructions from holders of our GDSs, the Depositary was entitled to give a proxy to vote the shares underlying such GDSs to our representative. From July 10, 2006, the shares underlying our GDSs may not be voted other than in accordance with the instructions of GDS holders and GDSs for which the Depositary does not receive timely voting instructions are not voted. Our GDR program had no express limitations on the deposit of our Ordinary Shares into the program until July 10, 2006. From July 10, 2006, Ordinary Shares may not be deposited into the program absent certification that the depositor is not resident in the United States. There is uncertainty as to whether the FSFM regulation applies to DR programs into which additional shares have been deposited and/or continue to be deposited in excess of 35% of the Ordinary Shares at the time of enactment of the regulation, or only to DR programs established after the time of its enactment. Articles appearing in the press have noted that in January 2003, The Bank of New York ceased deposits of shares of another Russian company into its DR program after the aggregate number of shares deposited into the program exceeded the amount permitted by the FSFM for this company. We have never applied to the FSFM or its predecessor entities for permission for our GDR program. The number of the Ordinary Shares deposited in our GDR program constitutes approximately 24.9% of our Ordinary Shares, and we may be required to limit the amount of the Ordinary Shares deposited in our GDR program to 35% of our Ordinary Shares. Accordingly, we can give no assurance that The Bank of New York, acting as Depositary for our GDR program, will allow additional deposits of the Ordinary Shares if they exceed the 35% limitation. Furthermore, the FSFM regulation does not specify the consequences of violating the regulation. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to Investment in our GDSs —The rights of non-Russian residents to own or vote our shares or GDSs may be subject to restrictions.’’

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

	U.S.$ per Ordinary Share
Period	High	Low
2001	0.58	0.32
2002	0.85	0.49
2003	1.35	0.72
2004	1.86	1.06
First Quarter	1.38	1.13
Second Quarter	1.49	1.16
Third Quarter	1.61	1.07
Fourth Quarter	1.86	1.36
2005	3.70	1.44
First Quarter	1.83	1.43
Second Quarter	1.85	1.55
Third Quarter	3.20	1.84
Fourth Quarter	3.95	2.67
2006
First Quarter	6.40	3.55
April	6.10	5.27
May	6.10	4.10
June	4.90	3.50
July	5.09	4.00
August	5.98	4.95
September	5.28	4.20
October	4.80	4.15

The following table shows, for each period indicated, the reported highest and lowest middle market prices for the Ordinary Shares on the MICEX. These prices are reported in rubles.

	RR per Ordinary Share
Period	High	Low
2001	16.90	9.36
2002	16.90	9.36
2003	41.28	22.58
2004	56.75	29.95
First Quarter	40.48	30.20
Second Quarter	43.00	33.00
Third Quarter	47,10	29.95
Fourth Quarter	56.75	36.58
2005	103.63	38.58
First Quarter	50.90	38.32
Second Quarter	53.15	43.01
Third Quarter	92.44	52.50
Fourth Quarter	117.90	76.00
2006
First Quarter	176.89	102.79
April	169.35	143.64
May	167.80	107.63
June	132.96	94.83
July	138.29	110.32

	RR per Ordinary Share
Period	High	Low
August	159.03	133.20
September	142.18	106.99
October	127.99	111.31

Activities of the Company and its Affiliates in the Market

Both we and our affiliates, including directors, management, and affiliated broker-dealers and financial institutions, have in the past been active in the market for Ordinary Shares. This activity is likely to continue in the future. Russian residents generally find it difficult or impossible to participate in the GDS market due to currency exchange restrictions. See ‘‘Item 10—Additional Information—Exchange Controls.’’

On March 18, 1997, Tatneft, IFK Solid and OAO Zenta, formed a limited partnership, Tatneft, Solid & Co., in order to acquire unrestricted Ordinary Shares and rights to acquire Restricted Ordinary Shares as those shares became unrestricted. The Restricted Ordinary Shares were the Ordinary Shares that were subject to restrictions on transfer for what was originally a three-year period subsequent to their transfer out of state ownership. By May 2001, all such restrictions were lifted and all of our Ordinary Shares became freely tradable. One reason for the establishment of Tatneft, Solid & Co. was to control the flow of Restricted Ordinary Shares into the market as the restrictions on resale expired. See ‘‘—The Ordinary Share Market’’ under this Item.

Tatneft, IFK Solid and OAO Zenta are the only general partners in Tatneft, Solid & Co. At May 16, 2006, there were 112 limited partners, mainly Tatneft employees (including our directors and executive officers), who generally contributed unrestricted Ordinary Shares to Tatneft, Solid & Co. in exchange for their limited partnership interests. The general partners are entitled to 20% of the Tatneft, Solid & Co.’s net income, and the limited partners to 80%. The general partner and each limited partner share in the net income allocable to its class pro rata to its contribution to Tatneft, Solid & Co. At May 15, 2006, Tatneft, Solid & Co. held 6,775 Ordinary Shares. See ‘‘—The Ordinary Share Market’’ under this Item.

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

In addition, on December 23, 2005, our subsidiary Tatneft Oil AG acquired participation shares with a total value of U.S.$394 million in an open-ended investment company IPCG Fund, incorporated in Jersey, Channel Islands, by contributing 116 million Ordinary Shares of Tatneft, treasury shares of the Group, and U.S.$1 million in cash into the fund. IPCG Fund invests its assets primarily in equity and debt of companies operating in, or whose activities are connected to, the Russian Federation in general, and in or to the Republic of Tatarstan, in particular, with a priority for entities operating in the oil and chemicals industry and, to a lesser extent, the banking sector. IPCG Fund’s investment objective is to achieve medium and long-term capital appreciation of its investments. IPCG Fund is managed by MARS Capital Management Limited, a company regulated by Jersey Financial Services Commission. IPCG Fund is an indirect shareholder of ZAO Nizhnekamsk Oil Refinery and is expected to participate in the financing of the new refinery and petrochemicals facility, including through participation of additional investors in the fund. See Note 4 to our audited consolidated financial statements included in this annual report.

Overall, at December 31, 2005, 178,440,892 Ordinary Shares were held by our subsidiaries and classified as treasury stock under U.S. GAAP, compared to 185,559,889 Ordinary Shares at December 31, 2004 and 191,430,258 Ordinary Shares at December 31, 2003. Under Russian law, shares held by subsidiaries may vote and receive dividends.

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

Aktsionerny Kapital was established as an open joint-stock company in December 1996 and received capital contributions from five entities, including Tatneft and Bank Devon-Credit. We have been informed that Aktsionerny Kapital has expanded its operations to act on behalf of other companies in Tatarstan. At June 30, 2006, it acted as share registrar for 284 companies.

The FSFM regulations currently require that the share register of any Russian company with more than 50 shareholders, such as Tatneft, be held by a specialized registrar and that no shareholder of a specialized registrar own more than 20% of the registrar’s share capital. As of December 31, 2005, we owned 19.6% of the shares of Aktsionerny Kapital. The FSFM regulations also generally prohibit (with a few exceptions) a specialized registrar from carrying out any activities other than those of a share registrar, and require that the specialized registrar obtain a license from the FSFM.

To the best of our knowledge and that of Aktsionerny Kapital, there has never been any accusation that either Tatneft or its share registrar has wrongfully failed to effect a transfer of shares on the Tatneft share register, or that a shareholder has been wrongfully deleted from the register.

ITEM 10—ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Tatneft is a Russian open joint-stock company. Tatneft’s affairs are governed by the Joint-Stock Companies Law, as amended, and the Tatarstan Privatization Law. In addition, our affairs are governed by our Charter and Provisions on the Executive Board Regulation on the Board of Directors, Provisions on the General Director and Provisions on the Revision Committee, each as approved by the shareholders at the June 25, 2004 annual shareholders’ meeting, and as amended on the annual shareholders’ meeting dated June 30, 2006.

Section 3 of our Charter states that the principal objective of our activities shall be the generation of profit, particularly through exploration, drilling, and development of oil and natural gas deposits. In pursuing these objectives, we may pursue a wide range of activities, including operation of oil refineries, gasoline stations, and accompanying maintenance, operations and research.

Directors

Our Board of Directors consists of 15 members elected by cumulative voting at the annual shareholders’ meeting held on June 30, 2006. The term of office of a Director is until the next annual shareholders’ meeting. In cumulative voting, a shareholder may cast a number of votes for one or more nominees for the Board equal to the number of voting shares held by such shareholder multiplied by the number of directors to be elected.

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

Notice and Participation

All our shareholders entitled to participate in a shareholders’ meeting must be notified of a meeting and its agenda no less than 20 days prior to the date of the meeting. However, if it is an extraordinary shareholders’ meeting to elect our Board by cumulative vote, shareholders must be notified at least 70 days prior to the date of the meeting. Also, if an agenda of the shareholders’ meeting contains an item on reorganization, the notification shall be made no less than 30 days prior of the meeting, and if it deals more particularly with the reorganization in the form of merger, spin-off or split-up and there is an item on the election of directors of a new company, the term shall be no less than 70 days. The record date of the shareholders’ meeting is set by the Board and may not be (i) earlier than the date of adoption of the resolution to hold a shareholders’ meeting and (ii) more than 50 days before the date of the meeting. In the case of an extraordinary shareholders’ meeting to elect our Board, the record date must be within the 65-day period prior to the meeting.

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

Limitations on Share Ownership

There are currently no restrictions under the Charter or under Russian or Tatarstan law that limit the right of non-Russian residents or persons to own or vote our shares either directly or through an GDR program. However, according to the Law on the Securities Market and the regulations of the Russian Federal Commission on the Securities Market, the predecessor of the FSFM, the deposit of shares of a Russian company into DR programs requires the permission of the FSFM. Such permission may be denied, among other reasons, if more than 35% of the class of shares eligible for deposit into the DR program will circulate outside Russia, including in the form of GDSs, or if the DR program contemplates the voting of the shares underlying the DSs other than in accordance with the instructions of the DS holders. Until July 10, 2006, in the absence of instructions from holders of our GDSs, the Depositary was entitled to give a proxy to vote the shares underlying such GDSs to our representative. From July 10, 2006, the shares underlying our GDSs may not be voted other than in accordance with the instructions of GDS holders and GDSs for which the Depositary does not receive timely voting instructions are not voted. Our GDR program had no express limitations on the deposit of our Ordinary Shares into the program until July 10, 2006. From July 10, 2006, Ordinary Shares may not be deposited into the program absent certification that the depositor is not resident in the United States. There is uncertainty as to whether the FSFM regulation applies to DR programs into which additional shares have been deposited and/or continue to be deposited in excess of 35% of the Ordinary Shares at the time of enactment of the regulation, or only to DR programs established after the time of its enactment. Articles appearing in the press have noted that in January 2003, The Bank of New York ceased deposits of shares of another Russian company into its DR program after the aggregate number of shares deposited into the program exceeded the amount permitted by the FSFM for this company. We have never applied to the FSFM or its predecessor entities for permission for our GDR program. The number of the Ordinary Shares deposited in our GDR program constitutes approximately 24.9% of our Ordinary Shares, and we may be required to limit the amount of the Ordinary Shares deposited in our GDR program to 35% of our Ordinary Shares. Accordingly, we can give no assurance that The Bank of New York, acting as Depositary for our GDR program, will allow additional deposits of the Ordinary Shares if they exceed the 35% limitation. Furthermore, the FSFM regulation does not specify the consequences of violating the regulation. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to Investment in our GDSs.’’

In addition, recently, the Russian Ministry of Industry and Energy has prepared a draft law restricting foreign investments in certain ‘‘strategic’’ Russian industries. It provides that foreign investors may own, directly or through a chain of affiliated companies, not more than certain percentage (with the exact figure being a discrepancy in the range of 30-50%) of the share capital of a company involved in a ‘‘strategic’’ industry. In addition, a governmental approval will reportedly be required for acquisition by a foreign investor of more than 25% of a company involved in a ‘‘strategic’’ industry. On March 2, 2006, the Kommersant daily newspaper published a list of 39 ‘‘strategic’’ industries that might be influenced by the proposed law, which included production of natural resources. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Russian Legal System and Russian Legislation—Possible restrictions of foreign investments in strategic industries may limit your ability to hold or sell our GDSs.’’

Approval of the Federal Antimonopoly Service of the Russian Federation

Pursuant to Russian antimonopoly legislation, any transaction that would result in a person (including companies or individuals of its group, as defined by antimonopoly legislation) holding 25% or more of our issued voting shares must be approved in advance by the Federal Antimonopoly Service.

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

Redemption Provisions

The Joint-Stock Companies Law provides that holders of voting shares can require us to repurchase all or a portion of their shares in the event of (i) our reorganization or certain major transactions, or (ii)amendments or restatements of our Charter that restrict such shareholder’s rights, in both cases where such shareholders voted against or did not participate in the vote regarding the reorganization, major transaction or amendment or restatement of our Charter. We are required to repurchase shares in the above circumstances at a price determined by our Board, provided that such price may not be less than the market value of the shares as determined by an independent appraiser.

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

On January 5, 2006, the State Duma of the Russian Federation approved the Law Amending the Joint-Stock Companies Law. All the provisions of this law became effective on July 1, 2006, except the provision relating to the mandatory insurance of an independent appraiser’s liability. This law sets rules for acquisitions of more than 30% of the voting shares of an open joint stock company and provides a legal frame for the squeeze-out of minority shareholders from a Russian company. Under this law, any person (together with its affiliates) intending to acquire more than 30% of our Ordinary Shares may (but is not required to) make an offer to other our shareholders to buy their shares in an amount and at a price determined by such person (‘‘Voluntary Offer’’). The price of the Voluntary Offer may differ from the market price. The purchaser of the Ordinary Shares may not acquire such shares at a price or on conditions different from those of the Voluntary Offer as long as the Voluntary Offer is open for acceptance. In addition, if such person (together with its affiliates) reaches the 30%, the 50% or the 75% threshold, this person is obliged to make an offer to the remaining shareholders to purchase their shares at the market price (‘‘Mandatory Offer’’). After the initiation of either a Voluntary Offer, or a Mandatory Offer, certain decisions may be taken only by our general shareholders’ meeting rather than by our Board of Directors, regardless of the exclusive powers granted to the Board of Directors by our Charter, including share capital increase and approval of certain transactions.

Moreover, a person (together with its affiliates) acquiring more than 95% of our Ordinary Shares is obliged to purchase the shares of the other shareholders at market price at their demand; and to notify all the minority shareholders of their respective rights within 35 days following the acquisition of 95% of our Ordinary Shares. In addition, the aforementioned person acquiring at least 10% of the our Ordinary Shares as a result of a Mandatory Offer or of a Voluntary Offer is entitled to request a mandatory buy-out of the remaining shares purchased at the market price from all the other shareholders. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Russian Legal System and Russian Legislation—You could be subject to a mandatory buy-out procedure initiated by any person acquiring more than 95% of our Ordinary Shares.’’

MATERIAL CONTRACTS

Other than the loan agreements with foreign lenders described under ‘‘Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources’’ and contracts we enter into in the ordinary course of business, we have not entered into any contracts in the past two years that may be material to our operations.

EXCHANGE CONTROLS

General information

In December 2003, President Putin signed the Currency Law. Most provisions of the Currency Law came into effect in June 2004. The Currency Law significantly liberalizes the exchange control regime in Russia and expands the ability of Russian individuals and legal entities to engage in banking and financial transactions outside of Russia. Effective from January 1, 2007, the Currency Law will remove certain restrictions previously imposed by the Russian Government and the Central Bank on transactions between Russian and non-Russian residents (although some of the restrictions were removed as of July 1, 2006). However, certain currency control restrictions will not be repealed from 1 January 2007, including general prohibition of foreign currency operations between Russian companies (except for the operations specifically listed in the Currency Law and the operations between the authorized banks specifically listed in the Central Bank regulations) and the requirement to repatriate, subject to certain exceptions, export-related earnings in Russia.

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

Operations with GDSs and Ordinary Shares

Russian currency control restrictions with regard to such instruments as GDSs and Ordinary Shares are set forth in the Currency Law and respective regulations of the Central Bank.

Pursuant to the Currency Law, currency operations with GDSs and Ordinary Shares between residents and non-residents may be conducted without limitations, unless otherwise provided in the Currency Law and respective regulations of the Central Bank. In particular, the Currency Law permits settling GDSs in both rubles and in foreign currencies, whereas Ordinary Shares may be settled only in rubles. In addition, until January 1, 2007, the Central Bank has the power to introduce the requirement to use special accounts with authorized Russian banks in relation to (i) acquisitions of foreign securities (such as GDSs) by Russian investors from non-residents of Russia and (ii) acquisitions of Russian securities (such as the Ordinary Shares) by foreign investors from residents of Russia. Under the Central Bank Regulation No.116-I, dated June 7, 2004, the special account requirement may apply to transactions that involve payments; exchanges of securities in barter transactions are not affected by this requirement.

Under the Currency Law, currency operations with Ordinary Shares between non-residents may be conducted either in rubles or in foreign currencies without limitations, subject to compliance with Russian securities and anti-monopoly laws and regulations. Moreover, GDSs may be sold by a non-Russian resident for U.S. dollars outside Russia without regard to Russian currency control laws so long as the buyer is not a Russian resident.

Payment and Repatriation of Dividends

Russian companies may pay dividends declared to non-residents both in foreign currencies (confirmed by the Central Bank in its Information Letter No. 31, dated March 31, 2005) and rubles.

Dividends paid to non-residents in rubles may be freely converted into foreign currencies through Russian authorized banks and remitted outside of Russia, subject to availability of foreign currencies in Russian foreign exchange market.

Purchase and Sale of Foreign Currencies and Rubles

The Currency Law requires all conversion operations in Russia to be conducted through Russian authorized banks. Prior to July 1, 2006, purchase of foreign currencies by Russian residents and sale of the same by Russian non-residents were also subject to potential special account and mandatory reserve requirements imposed by the Central Bank, which had never been imposed and were ultimately abolished.

TAXATION

The following discussion summarizes certain material United States federal and Russian income and withholding tax consequences for holders of our Ordinary Shares or GDSs. The discussion which follows is based on (a) the U.S. Internal Revenue Code of 1986, as amended, which is referred to in this summary as the ‘‘Code,’’ the U.S. Treasury regulations thereunder, and judicial and administrative interpretations thereof, (b) Russian law and (c) the Convention between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital (the ‘‘U.S./Russia Double Tax Treaty’’) all as in effect on the date hereof, and as subject to any changes (possibly on a retroactive basis) in these or other laws occurring after such date. It is also based, in part, on representations of the Depositary, and assumes that each obligation in the Deposit Agreement and any related agreements will be performed in accordance with its terms.

The discussion that follows is intended as a descriptive summary only and is not intended as tax advice to any particular investor. It is also not a complete analysis or listing of all potential U.S. federal or Russian income and withholding tax consequences to a prospective holder of our Ordinary Shares or GDSs. Each prospective investor is urged to consult its own tax adviser regarding the specific U.S. federal, state, and local and Russian tax consequences of the ownership and disposition of our Ordinary Shares or GDSs.

Russian Tax Considerations

The following is a summary of certain Russian tax considerations regarding the purchase, ownership and disposition of our Ordinary Shares or GDSs. The summary is general in nature and is based on the laws of the Russian Federation in effect as at the date of this prospectus. The summary does not seek to address the applicability of any double tax treaty relief. In this regard, however, it is noted that there may be practical difficulties involved in claiming double tax treaty relief. Investors should consult their tax advisors with respect to the consequences of an investment in the Ordinary Shares or GDSs arising under the legislation of the Russian Federation or any political subdivision thereof. Please see ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Company—The Russian tax system imposes substantial burdens on us and is subject to frequent change and significant uncertainty.’’ Under no circumstances should the descriptions set forth below be viewed as tax advice.

The Russian tax rules applicable to securities, and in particular those held by Non-Resident Holders (as defined below), are characterized by significant uncertainties and by an absence of interpretative guidance. In particular, the Russian tax authorities have provided very little guidance regarding the treatment of GDS arrangements. Russian tax law and procedures are not well developed and rules are sometimes interpreted differently by different tax inspectorates and inspectors. In addition, both the substantive provisions of Russian tax law and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change than in a jurisdiction with more developed capital markets. The relevant chapters of Part II of the Tax Code that set out the regulatory framework for taxation of the income of individuals and the profits of Russian and foreign legal entities do not regulate all issues arising in connection with the purchase, ownership, and disposition of Ordinary Shares or GDSs by Non-Resident Holders. Currently, the Russian government is in the process of replacing the existing tax legislation with a comprehensive tax code, but it is unclear when this process will be completed and how Non-Residential Holders would be affected.

General Comments

For the purposes of this summary, a ‘‘Non-Resident Holder’’ means: a physical person, physically present in the Russian Federation for less than 183 days in a given calendar year; or a legal person or entity not incorporated or otherwise organized in the Russian Federation (with no tax registration in Russia), which holds and disposes of our Ordinary Shares or GDSs other than through a permanent establishment in Russia. Russian income tax obligations of a Non-Resident Holder may arise with respect to income from a Russian source. Russian tax law does not provide a general definition as to what constitutes Russian source income; however, specific types of income, including dividends and capital gains on disposal of shares in certain Russian companies, are referred to as Russian source income for both individual and corporate Non-Resident Holders.

Generally, Russian income tax of a Non-Resident Holder with respect to income from Russian sources will be collected via a withholding mechanism. The obligation to withhold income tax of a Non-Resident Holder lies with a tax agent. Under Russian tax law, a tax agent may be either a Russian company or a foreign company carrying on business through a permanent establishment (taxable presence) in Russia. In practical terms, a tax agent is either a company paying dividends or a purchaser of Ordinary Shares or GDSs. There is no obligation for a Russian resident individual or a foreign company with no presence in Russia to withhold Russian income tax of a Non-Resident Holder.

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

For the purposes of this summary, ‘‘Eligible U.S. Holder’’ means a U.S. person that is a beneficial owner of a GDS or Ordinary Share and of the cash dividends paid thereon that satisfies all the following conditions: the holder (i) is a resident in the United States for the purposes of the U.S./Russia Double Tax Treaty and (ii) holds the Ordinary Shares or GDSs in a manner not effectively connected with a permanent establishment in the Russian Federation through which such U.S. person carries on business activities or with a fixed base in the Russian Federation from which such U.S. person performs independent personal services.

However, double tax treaty relief may not be available to U.S. or other Non-Resident Holders of GDSs because of the lack of interpretative guidance on the beneficial ownership concept in Russia and taxation of income of beneficial owners, relating to the fact that the Depositary (and not the holders of the GDSs) is the legal holder of our Ordinary Shares under Russian law. In 2005, the Ministry of Finance expressed an opinion that holders of depositary receipts should be treated as the beneficial owners of the underlying shares for the purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that the tax residencies of depositary receipt holders are duly confirmed. However, in the absence of any specific provisions in Russian tax legislation, it is unclear how the Russian tax authorities will ultimately treat the depositary receipt arrangements. In the absence of any further clarification from the Russian tax authorities on the application of relevant double tax treaties, we are unlikely to be able to apply the reduced rates and will have to withhold income tax at the applicable rates under Russian domestic law on dividends payable to U.S. or other Non-Resident Holders. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to Investment in our GDSs—You may not be able to benefit from the United States-Russia double tax treaty.’’

Taxation of Capital Gains

Taxation of Legal Entities

Tax implications may differ upon disposal of either GDSs or our Ordinary Shares by a Non-Resident Holder that is a legal entity.

In the case of GDSs, a Non-Resident Holder, that is a legal entity, generally should not be subject to any Russian income tax in connection with the sale, exchange or other disposition of GDSs outside Russia. The Tax Code provides that capital gains realized by non-resident legal entities from sales of shares or derivative instruments (where the underlying assets are in the form of shares in Russian companies) that are officially listed and sold on foreign exchanges will not be recognized as income from Russian sources and, therefore, shall not be subject to Russian income tax.

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

Taxation of individuals

Income received by a Non-Resident Holder who is an individual, including capital gains from the sale of securities is subject to income tax at the rate of 30% provided this income is received from a source within Russia. Income is received from a source within Russia if the shares or GDSs are sold in the territory of the Russian Federation. However, there is no definition of ‘‘sale in the territory of the Russian Federation’’ in relation to transactions involving securities. There is a risk that any sale of our Ordinary Shares or GDSs may be considered as a sale in the territory of the Russian Federation if the purchaser of our Ordinary Shares or GDSs is a Russian resident (either a legal entity or an individual).

A Non-Resident Holder that is an individual may recognize income as the difference between sale proceeds and the cost of acquisition plus all actual expenses relating to the acquisition, holding and disposition of shares or GDSs. Where the expenses are not documented and cannot be confirmed, the full sale proceeds are subject to tax.

The income tax of a Non-Resident Holder that is an individual must be collected by a tax agent via a withholding procedure. If a tax agent is a professional participant of the securities market (broker, trust manager, or any person acting under an agency or similar agreement for the individual), income tax should be withheld from gross proceeds from the sale of shares or GDSs less deduction of eligible costs and expenses. In other cases, when a tax agent is technically required to withhold income tax from gross sales proceeds, the individual may later claim a deduction for costs and expenses based on a tax declaration to be filed with Russian tax authorities at the end of the reporting period. A refund of any overpayment of personal income tax in relation to disposition of our Ordinary Shares or GDSs may be claimed on the basis of the tax declaration filed by the individual Non-Resident Holder. There is a significant uncertainty regarding the availability and timing of such refunds.

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

Procedure for Obtaining Double Tax Treaty Relief

Legal entities

The procedure for obtaining double tax treaty relief is simplified under current legislative provisions. The Income Tax Chapter of the Tax Code, which became effective on January 1, 2002, eliminates the requirement that a non-resident organization should obtain tax treaty clearance from Russian tax authorities prior to receiving any income derived from the shares or GDSs (i.e., from the payment of dividends or the sale of shares). However, Russian tax authorities, in connection with a tax audit, may still dispute the eligibility of a non-resident to benefit from a double tax treaty and require the tax agent to provide documentary support for non-withholding. Upon failure to provide the required documentary support, the tax agent may be required to pay any tax, penalties, and interest. Under the Tax Code (Article 11) non-resident organizations include foreign legal entities, companies or other corporate formations with civil legal capacity established in accordance with legislation of foreign jurisdictions and international organizations.

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

Other than as specifically provided for in the foregoing discussion, the Depositary will have no obligation to assist a GDS holder with the completion and filing of any application for advance double tax treaty relief.

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

U.S. Federal Income Tax Considerations

The following is a general description of the material U.S. federal income tax consequences that apply to you if you are a beneficial owner of GDSs or Ordinary Shares who is a U.S. holder. For purposes of this summary, a ‘‘U.S. Holder’’ is a beneficial owner of GDSs or Ordinary Shares that is:

•	a citizen or resident of the United States;

•	a U.S. domestic corporation; or

•	otherwise subject to United States federal income tax on a net income basis with respect to income from the GDSs or Ordinary Shares.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of GDSs or Ordinary Shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Since your U.S. federal income and withholding tax treatment may vary depending upon your particular situation, you may be subject to special rules not discussed below. Special rules will apply, for example, if you are:

•	an insurance company;

•	a tax-exempt organization;

•	a financial institution;

•	a person subject to the alternative minimum tax;

•	a person who is a broker-dealer in securities;

•	an S corporation;

•	an expatriate subject to Section 877 of the United States Internal Revenue Code;

•	an owner, directly, indirectly or by attribution, of 10% or more of the outstanding Ordinary Shares; or

•	an owner holding GDSs or Ordinary Shares as part of a hedge, straddle, synthetic security or conversion transaction.

In addition, this summary is generally limited to persons holding Ordinary Shares or GDSs as ‘‘capital assets’’ within the meaning of Section 1221 of the U.S. Internal Revenue Code and whose functional currency is the U.S. dollar. The discussion below also does not address the effect of any U.S. state or local tax law or foreign tax law.

For purposes of applying U.S. federal income and withholding tax law, a holder of a GDS will be treated as the owner of the underlying Ordinary Shares represented by that GDS.

Taxation of Dividends on Ordinary Shares or GDSs

For U.S. federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, with respect to Ordinary Shares or GDSs will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with U.S. federal income tax principles. Distributions in excess of our current or accumulated earnings and profits will be applied against and will reduce your tax basis in Ordinary Shares or GDSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such Ordinary Shares or GDSs. You should be aware that we do not intend to calculate our earnings and profits for U.S. federal income tax purposes. If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on Ordinary Shares or GDSs, which is generally available for dividends paid by U.S. corporations to U.S. corporations.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the GDSs will be subject to taxation at a maximum rate of 15% if the dividends are ‘‘qualified dividends.’’ Dividends paid on the GDSs will be treated as qualified dividends if Tatneft was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (‘‘PFIC’’). Based on Tatneft’s audited financial statements and relevant market and shareholder data, Tatneft believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2004 and 2005 taxable years. In addition, based on Tatneft’s financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income Tatneft does not anticipate being treated as a PFIC for its 2006 taxable year.

The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of GDSs or common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether Tatneft will be able to comply with them.

Holders of GDSs and Ordinary Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

Taxation on Sale or Exchange of Ordinary Shares or GDSs

The sale of Ordinary Shares or GDSs will generally result in the recognition of gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted basis in such Ordinary Shares or GDSs. That gain or loss will be capital gain or loss if the Ordinary Shares or GDSs are capital assets in your hands and will be long-term capital gain or loss if the Ordinary Shares or GDSs have been held for more than one year. If you are an individual, such realized long-term capital gain is generally subject to taxation at a maximum rate of 15% for gain recognized after May 5, 2003 and before 2009, and otherwise at a maximum rate of 20%. Limitations may apply to your ability to offset capital losses against ordinary income.

Deposits and withdrawals of Ordinary Shares by you in exchange for GDSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

If Russian tax is withheld on the sale of Ordinary Shares or GDSs, you may not be entitled to credits for the amount withheld, even though the procedures for claiming refunds and the practical likelihood that refunds will be made available in a timely fashion are uncertain.

Information Reporting and Backup Withholding

Dividends and proceeds from the sale or other disposition of Ordinary Shares or GDSs that are paid in the United States or by a U.S.-related financial intermediary will be subject to U.S. information reporting rules and backup withholding tax, unless you are a corporation or other exempt recipient. In addition, you will not be subject to backup withholding if you provide your taxpayer identification number and certify that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding, but such holders may be required to provide certification as to their non-U.S. status in connection with payments received within the United States or through certain U.S.-related financial intermediaries.

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

Foreign Currency Risk

Our principal exchange rate risk involves changes in the value of the ruble relative to the U.S. dollar. At December 31, 2005, approximately RR4,576 million of our indebtedness was denominated in U.S. dollars (out of approximately RR7,622 million of our total indebtedness at that date). Depreciation in the value of the ruble relative to the U.S. dollar will increase the cost in rubles of our foreign currency denominated costs and expenses and of our debt service obligations for foreign currency denominated indebtedness. A depreciation of the ruble relative to the U.S. dollar will also result in foreign exchange losses as the ruble value of our foreign currency denominated indebtedness is increased. We believe that the risks associated with our foreign currency exposure are mitigated by the fact that a significant portion of our revenues, approximately 66%, are U.S. dollar-denominated, and thus more closely match our foreign currency costs and debt service obligations. Furthermore, total loans and accounts receivable of RR16,880 million at December 31, 2005 were also U.S. dollar based, and serve to mitigate our exposure to foreign currency fluctuations. As of December 31, 2005, the ruble had depreciated against the U.S. dollar by approximately 3.7% since December 31, 2004. The value of the ruble against the U.S. dollar appreciated during 2006.

A hypothetical, instantaneous and unfavorable (depreciation of the U.S. dollar against the ruble) 10% change in currency exchange rates on December 31, 2005 would have resulted in additional interest expense, including default interest, of approximately RR47 million per year, reflecting the increased costs in rubles of servicing our foreign currency denominated indebtedness held at December 31, 2005. A hypothetical, instantaneous and unfavorable 10% change in currency exchange rates at December 31, 2005 would have resulted in an estimated foreign exchange loss of approximately RR458 million on foreign currency denominated indebtedness held at December 31, 2005.

Interest Rate Risk

We are exposed to interest rate risk on our indebtedness that bears interest at floating rates and to a lesser extent, on our indebtedness that bears interest at fixed rates. At December 31, 2005, we had approximately RR7,622 million in loans outstanding, of which approximately RR3,099 million bore interest at fixed rates and approximately RR4,523 million bore interest at floating rates determined by reference to the LIBOR for U.S. dollar deposits.

We undertake debt obligations to support general corporate purposes including capital expenditures and working capital needs. Upward fluctuations in interest rates increase the cost of new debt and the interest cost of outstanding variable rate borrowings. Fluctuations in interest rates can also lead to significant fluctuations in the fair value of our debt obligations. A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial liabilities held at December 31, 2005 would have resulted in additional net interest expense of approximately RR60 million per year. The above sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogenous category of financial liabilities. A homogeneous category is defined according to the currency in which financial liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., U.S. dollars, rubles).

As it relates to our fixed rate financial liabilities a hypothetical, instantaneous 10% decrease in interest rates would have resulted in RR9 million increase in the fair value of long-term debt outstanding as of December 31, 2005. However, our sensitivity to decreases in interest rates and corresponding increases in the fair value of our debt portfolio would unfavorably affect our results and cash flows only to the extent that we elected to repurchase or otherwise retire all or a portion of our fixed-rate debt portfolio at prices above carrying value.

Liquidity Risk

Liquidity risk arises when the maturity of assets and liabilities do not match. The matching and/or controlled mismatching of the maturities of assets and liabilities is fundamental to the management of our banking subsidiaries. It is unusual for the maturities and interest rates of assets and liabilities of banks ever to be completely matched since business transacted is often of an uncertain term and of differing types. However, while an unmatched position potentially enhances profitability, it can also increase the risk of losses. The maturities of assets and liabilities and the ability to replace, at an acceptable cost, interest-bearing liabilities as they mature, are important factors in assessing the liquidity of our banking subsidiaries and their exposure to changes in interest and exchange rates. Liquidity risk is managed by our banking subsidiaries’ Asset/Liability Committees. See ‘‘Item 4—Information on the Company—History and Development—Developments in 2005—Banking Operations’’ and ‘‘Appendix A—Tatneft’s Banking Operations.’’

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

Credit Risk

Our financial instruments that are potentially exposed to concentrations of credit risk consist primarily of accounts receivable, cash and cash equivalents, prepaid VAT as well as loans receivable and advances. A significant portion of our trade accounts receivable is due from domestic and export trading companies. We do not generally require collateral to limit the exposure to loss; however, sometimes letters of credit and prepayments are used. Although collection of these receivables could be influenced by economic factors affecting these entities, we believe there is no significant risk of loss to us beyond allowances already recorded. Our banking subsidiaries’ maximum exposure to credit risk excluding the value of collateral is generally reflected in the carrying amounts of financial assets on the balance sheet. The impact of possible netting of assets and liabilities to reduce potential credit exposure is not significant. Our banking subsidiaries structure the levels of credit risk they undertake by placing limits on the amount of risk accepted in relation to one borrower, or groups of borrowers, and to geographical and industry segments. Such risks are monitored on a revolving basis and subject to an annual or more frequent review. Limits on the level of credit risk by product, borrower and industry sector are reviewed regularly. Exposure to credit risk is also managed, in part, by obtaining collateral and corporate and personal guarantees. Overall we do not believe that credit risk is material to us. See Note 20 to our consolidated financial statements and ‘‘Appendix A—Tatneft’s Banking Operations.’’

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

Equity Price Risk

As of December 31, 2005 we had investments in shares of certain entities totaling RR9,681 million. These investments are exposed to market risk of fluctuations in equity prices. See ‘‘Item 9—The Offer and Listing—Markets—Activities of the Company and its Affiliates in the Market’’ for a description of the IPCG Fund.

A significant portion of these investments represents shares of Russian companies that are not publicly traded and, accordingly, their market values are not available. Currently, it is not practicable for us to estimate the fair values of these investments because we have not yet obtained or developed the valuation models necessary to make the estimates, and the cost of obtaining an independent valuation is believed by the management to be excessive considering the relative insignificance of the investments. We evaluate these investments annually to determine if such investments are impaired. Therefore, these investments are omitted from quantitative risk information disclosure presented herein.

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Item is not applicable.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15—CONTROLS AND PROCEDURES

We are required to maintain ‘‘disclosure controls and procedures,’’ as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our General Director and Deputy General Director for Economics, as appropriate, to allow timely decisions regarding required disclosure.

We have announced our intention to terminate our registration with SEC. See ‘‘Item 4—Information on the Company—History and Development—Development—Developments in 2006—Delisting and Intention to Deregister.’’ If our registration with the SEC is terminated, we will not be required to comply with the rules of the SEC under Section 404 of the Sarbanes-Oxley Act of 2002 (‘‘Sarbanes-Oxley Act’’). If our registration with SEC is not terminated by June 30, 2007, we will be required to include an internal control report, including Management’s Assessment of Internal Control Over Financial Reporting, in our annual reports on Form 20-F beginning with the year ending December 31, 2006 pursuant to the rules and regulations promulgated under Section 404 of the Sarbanes-Oxley Act.

Under the supervision and with the participation of our management, including our General Director and Deputy General Director for Economics, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(b) and 15d-15(b) of the Exchange Act. Based upon that evaluation, the General Director and Deputy General Director for Economics have concluded that, as of December 31, 2005, our disclosure controls and procedures were not effective due to material weakness described below.

Notwithstanding the material weaknesses described below, management believes the consolidated financial statements included in this annual report on Form 20-F fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented in accordance with accounting principles generally accepted in the United States of America.

Material Weaknesses in Internal Control Over Financial Reporting

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected within the timely period by employees in the normal course of performing their assigned function.

As of December 31, 2005, the following material weaknesses were identified in our internal control over financial reporting:

•	We did not maintain an effective control environment. Specifically, the financial reporting organizational structure was not adequate to support our size, complexity or activities.

We have a complex organization structure, which includes more than one hundred subsidiaries and the structure changes from year to year. There is no written and clear policy establishing the role of our senior executives in the internal control and oversight of the operations of the subsidiaries. Accordingly, there is a risk that certain significant business transactions that occur in the subsidiaries may not be properly authorized or approved by our senior executives, and these transactions may not be accurately disclosed or reported in the financial statements. This control deficiency contributed to the material weaknesses discussed below and resulting audit adjustments to our consolidated financial statements.

•	We did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with our financial reporting requirements. This material weakness contributed to the following individual material weaknesses:

•	We did not maintain effective controls over the timely and accurate preparation and review of our financial statements in accordance with U.S. GAAP. Specifically, we did not have effective controls over the process for identifying and accumulating all required supporting information to ensure the completeness and accuracy of our footnote disclosures and to ensure that balances in the financial statements agreed to supporting details. We do not have either integrated information systems or general ledgers, which support dual local (primarily Russian) statutory and U.S. GAAP accounting. U.S. GAAP accounts are prepared with the use of spreadsheets, using local (primarily Russian) statutory accounting data as the initial inputs. Additionally, U.S. GAAP consolidation for the Group is performed using a complex spreadsheet. The lack of integrated information systems and the high volume of manual computations significantly increase the risk of unintentional material errors and create difficulties for us in preparing accurate and timely financial statements. Furthermore, we do not have computerized fixed assets registers for U.S. GAAP reporting purposes. As a result, our consolidated fixed assets balance as at December 31, 2005 and our depreciation expense for 2005 were calculated with the use of spreadsheets, which, due to the human effort required, are prone to error. There is no process in place to ensure that the personnel charged with financial statements preparation are timely and fully informed by senior management about the substance of business transactions in order to determine their appropriate recognition in the consolidated financial statements prepared in accordance with U.S. GAAP. These control deficiency resulted in audit adjustments to our consolidated U.S. GAAP financial statements. Additionally, this control deficiency could result in a misstatement in a number of our financial statement accounts and disclosures, resulting in a material misstatement to our financial statements that would not be prevented or detected.

•	We did not maintain effective controls over the consolidation process, including receiving timely and accurate information and review of financial information related to our subsidiaries and equity investments in accordance with U.S. GAAP. In particular, we did not have effective controls in place to ensure that all entities (including those deemed immaterial) where we exercise control or significant influence are consolidated or equity accounted for in the U.S. GAAP financial statements, including consideration of variable interest entities, of which we may be the primary beneficiary or over which we may exert significant influence.

•	We did not maintain effective controls over the process of collecting timely and accurate information and review of financial information about our transactions with the related parties. In particular, we did not have effective controls in place to ensure that all related parties, as defined by U.S. GAAP and the SEC, are identified and the nature of relationships and respective transactions are reflected in the consolidated financial statements.

Remediation Initiatives

As part of the remediation process implemented in 2006, we have: expanded (including through external hires) and raised the status (by establishing a new department whose functions and powers are clearly stated in an internal regulation) of our consolidated financial reporting function responsible for, inter alia, the preparation of our U.S. GAAP financial statements; appointed a CFO designate whose responsibilities include management of and oversight over the preparation of our U.S. GAAP financial statements; provided training for senior executives in respect of SEC rules and regulations and their respective responsibilities; appointed an independent financial expert to the Audit Committee; adopted a regulation requiring the approval of certain transactions by our Board of Directors even when such approval is not required under Russian law; established a new internal audit department; developed (with the assistance of an external consultant) a software to facilitate the preparation of our consolidated financial statements; and approved the principles of regulations relating to the management (including financial) of us as a group.

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

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees (excluding VAT) billed to us by our independent auditor PricewaterhouseCoopers during the fiscal year ended December 31, 2005 and by our independent auditor Ernst & Young during the fiscal years ended December 31, 2005 and 2004:

	Year ended December 31,
	2005	2004
	(in U.S.$ thousands)
Audit fees	2,687	3,592
Audit-related fees	93	—
Tax fees	—	—
Other fees	4,481	—
Total fees	7,261	3,592

Audit fees and audit-related fees include fees and expenses for services rendered from January through December 31 of the fiscal year, notwithstanding when the fees and expenses were billed. Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers for 2005 and Ernst & Young for 2004 in connection with the audit of our annual financial statements.

Other fees billed to us during the fiscal year ended December 31, 2005 consisted of PricewaterhouseCoopers billings for Sarbanes Oxley Section 404 readiness consulting performed during 2005. These services comprised of existing system analysis and identification of major gaps in our existing system of internal controls over financial reporting. Pursuant to the delisting of our GDSs from the NYSE and our intention to terminate our registration with the SEC, this project was terminated in 2006. See ‘‘Item 4—Information on the Company—History and Development—Development—Developments in 2006—Delisting and Intention to Deregister.’’.

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

PART III

ITEM 17—FINANCIAL STATEMENTS

Not applicable.

ITEM 18—FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-55.

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

1.1		Amended and Restated Charter of OAO Tatneft, as adopted on June 30, 2006 (English translation).
1.2		Regulation on the general shareholders meeting of OAO Tatneft, dated June 30, 2005, as amended on June 30, 2006 (English translation).
1.3		Regulation on the Board of Directors of OAO Tatneft, dated June 28, 2002, as amended on June 30, 2006 (English translation).
1.4	(1)	Provisions on the General Director of OAO Tatneft, dated June 28, 2002, together with an English translation thereof.
1.5	(1)	Provisions on the Executive Board of OAO Tatneft, dated June 28, 2002, together with an English translation thereof.
1.6	(1)	Provisions on the Revision Committee of OAO Tatneft, dated June 28, 2002, together with an English translation thereof.
1.7	(2)	Provisions on the Audit Committee of OAO Tatneft, dated October 29, 2004.
1.8	(2)	Provisions on the Human Resources and Compensation Committee of OAO Tatneft, dated September 28, 2004.
1.9	(3)	Regulation on the Procedure for Approving Certain Transactions by the Board of Directors of OAO Tatneft, dated March 28, 2006 (English translation).
1.10		Regulation on insider information and the procedure for notifying of transactions with OAO Tatneft securities, dated October 27, 2006 (English translation).

1.11		Code of Corporate Governance of OAO Tatneft, dated September 28, 2004 (English translation).
2.1		Form of Amended and Restated Deposit Agreement dated as of July 10, 2006 between OAO Tatneft and The Bank of New York, as Depositary, and holders from time to time of Global Depositary Shares thereunder.
4.1	(4)	Agreement on Joint Activities for Shared Investment No. 180 of September 17, 1999 between OAO Tatneft and OAO Nizhnekamsk Oil Refinery.
4.2	(4)	Agreement on Joint Activities in Construction No. 01-37/15 of December 1, 1999.
8.1		List of Significant Subsidiaries of OAO Tatneft.
11.1	(2)	Code of Corporate Culture, dated December 26, 2003.
12.1		Section 302 Certification of the General Director of OAO Tatneft.
12.2		Section 302 Certification of the Deputy General Director of OAO Tatneft for Economics.
13.1		Section 906 Certification of the General Director and of the Deputy General Director for Economics of OAO Tatneft.
15.1		Report of Reserve Consultants, Miller and Lents, Ltd., dated September 26, 2006.
15.2	(5)	Report of Reserve Consultants, Miller and Lents, Ltd., dated March 20, 2006.
15.3	(6)	Report of Reserve Consultants, Miller and Lents, Ltd., dated May 28, 2004.
15.4		Consent of Miller and Lents, Ltd.

(1)	Filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2001, filed with the SEC on July 1, 2002.

(2)	Filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2003, filed with the SEC on July 14, 2005.

(3)	Filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2004, filed with the SEC on June 26, 2006.

(4)	Filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2000, filed with the SEC on July 2, 2001.

(5)	Incorporated by reference from our report on Form 6-K furnished to the SEC on March 28, 2006.

(6)	Incorporated by reference from our report on Form 6-K furnished to the SEC on July 23, 2004.

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

Date: November 10, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of OAO Tatneft:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of OAO Tatneft and its subsidiaries (the ‘‘Company’’) at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The consolidated financial statements of the Company as of December 31, 2004 and 2003 and for the years then ended were audited by other auditors whose report dated June 22, 2006 expressed an unqualified opinion on those statements.

As described in Note 1 to the consolidated financial statements, the Company intends to terminate the registration of its securities with the Securities and Exchange Commission.

Moscow, Russian Federation

November 10, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of OAO Tatneft

We have audited the accompanying consolidated balance sheet of OAO Tatneft (referred to as the ‘‘Company’’) as of December 31, 2004, and the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OAO Tatneft at December 31, 2004 and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 3 and 11 to the consolidated financial statements, in 2003 the Company adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003.

Moscow, Russia

June 22, 2006

TATNEFT

Consolidated Balance Sheets
(in millions of Russian Roubles)

	Notes	At December 31, 2005	At December 31, 2004
Assets
Cash and cash equivalents		18,031	18,100
Restricted cash	5	153	274
Accounts receivable, net	6	20,207	10,625
Due from related parties	19	14,417	22,154
Short-term investments	7	5,116	7,778
Current portion of loans receivable and advances, net	10	1,652	21,162
Inventories	8	9,948	10,333
Prepaid expenses and other current assets	9	21,653	15,766
Total current assets		91,177	106,192
Restricted cash	5	—	1,024
Long-term loans receivable and advances, net	10	5,867	12,410
Due from related parties	19	2,561	—
Long-term investments	7	8,327	6,008
Property, plant and equipment, net	11	174,212	183,927
Total assets		282,144	309,561
Liabilities and shareholders’ equity
Short-term debt and current portion of long-term debt	12	5,857	18,101
Notes payable	13	384	6,615
Banking customer deposits	13	—	20,552
Trade accounts payable		4,409	6,242
Due to related parties	19	1,458	5,258
Other accounts payable and accrued liabilities	14	7,097	6,805
Capital lease obligations to related parties	11,19	630	760
Taxes payable	15	9,310	7,380
Total current liabilities		29,145	71,713
Long-term debt, net of current portion	12	1,765	9,518
Notes payable	13	403	2,827
Banking customer deposits	13	—	1,300
Due to related parties	19	448	—
Asset retirement obligations, net of current portion	11	26,230	23,789
Deferred tax liability	15	21,619	22,990
Capital lease obligations to related parties, net of current portion	11,19	124	294
Total liabilities		79,734	132,431
Minority interest		3,689	6,654
Shareholders’ equity
Preferred shares (authorized and issued at December 31, 2005 and 2004 – 147,508,500 shares; nominal value at December 31, 2005 and 2004 – RR1.00)	16	148	148
Common shares (authorized and issued at December 31, 2005 and 2004 – 2,178,690,700 shares; nominal value at December 31, 2005 and 2004 – RR1.00)	16	2,179	2,179
Additional paid-in capital		89,742	89,625
Accumulated other comprehensive income		336	180
Retained earnings		111,214	83,473
Less: Common shares held in treasury, at cost (178,440,892 shares and 185,559,889 shares at December 31, 2005 and 2004, respectively)		(4,898)	(5,129)
Total shareholders’ equity		198,721	170,476
Total liabilities and shareholders’ equity		282,144	309,561

The accompanying notes are an integral part of these consolidated financial statements.

TATNEFT
Consolidated Statements of Operations and Comprehensive Income
(in millions of Russian Roubles)

	Notes	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Sales and other operating revenues	15,18	300,358	206,782	155,818
Costs and other deductions
Operating		44,649	34,227	31,799
Purchased oil and refined products		49,704	39,107	28,997
Exploration		1,029	861	812
Transportation		8,493	9,142	7,635
Selling, general and administrative		19,444	16,941	15,499
Bad debt charges and credits, net		422	(714)	(262)
Depreciation, depletion and amortization	18	11,013	9,237	8,850
Loss on disposals of property, plant and equipment and impairment of investments	10,11	6,894	726	2,325
Taxes other than income taxes	15	116,381	59,587	43,378
Maintenance of social infrastructure	11	164	249	279
Transfer of social assets	11	352	455	2,162
Total costs and other deductions		258,545	169,818	141,474
Other income (expenses)
Earnings from equity investments	7	1,279	748	101
Foreign exchange gain / (loss)		67	41	(225)
Interest income		1,057	746	303
Interest expense		(1,151)	(1,386)	(1,827)
Other (loss) / income, net		(488)	(1,817)	1,961
Total other income (expenses)		764	(1,668)	313
Income before income taxes, minority interest and cumulative effect of change in accounting principle		42,577	35,296	14,657
Income taxes
Current income tax		(15,097)	(10,032)	(6,070)
Deferred benefit / (expense)		1,416	(829)	1,488
Total income tax expense	15	(13,681)	(10,861)	(4,582)
Income before minority interest and cumulative effect		28,896	24,435	10,075
of change in accounting principle		(654)	(1,025)	63
Minority interest
Income before cumulative effect of change in accounting principle		28,242	23,410	10,138
Cumulative effect of change in accounting principle, net of RR 1,498 million tax		—	—	4,742
Net income		28,242	23,410	14,880
Foreign currency translation adjustments		175	15	3
Unrealized holding gains on available-for-sale securities, net of tax		—	19	43
Less: transfer of realized gains included in net income, net of tax		(19)	(43)	(33)
Comprehensive income		28,398	23,401	14,893

The accompanying notes are an integral part of these consolidated financial statements.

TATNEFT
Consolidated Statements of Operations and Comprehensive Income
(in millions of Russian Roubles, except per share information)

	Notes	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Basic net income per share before cumulative effect of changes in accounting principle (RR)	16
Common		13.19	10.88	4.70
Preferred		12.94	11.91	5.59
Cumulative effect of changes in accounting principle (RR)
Common		—	—	2.23
Preferred		—	—	2.23
Basic net income per share (RR)
Common		13.19	10.88	6.93
Preferred		12.94	11.91	7.82
Diluted net income per share before cumulative effect of changes in accounting principle (RR)	16
Common		13.13	10.84	4.68
Preferred		12.88	11.87	5.58
Cumulative effect of changes in accounting principle (RR)
Common		—	—	2.22
Preferred		—	—	2.22
Diluted net income per share (RR)
Common		13.13	10.84	6.90
Preferred		12.88	11.87	7.80
Weighted average common shares outstanding (millions of shares)	16
Basic		1,997	1,990	1,983
Diluted		2,006	1,998	1,988
Weighted average preferred shares outstanding (millions of shares)	16
Basic		148	148	148
Diluted		148	148	148

The accompanying notes are an integral part of these consolidated financial statements.

TATNEFT
Consolidated Statements of Cash Flows
(in millions of Russian Roubles)

	Notes	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Operating activities
Net income		28,242	23,410	14,880
Adjustments:
Cumulative effect of change in accounting principle		—	—	(4,742)
Minority interest		654	1,025	(63)
Depreciation, depletion and amortization	18	11,013	9,237	8,850
Net barter settlements	5	(1,901)	(625)	(1,126)
Deferred income tax expense (benefit)		(1,416)	829	(1,488)
Disposals and impairments		6,894	726	2,325
Net realized (gain)/loss on available-for-sale securities		(19)	(43)	10
Effects of foreign exchange		294	(717)	(1,527)
Undistributed earnings of equity investments		(769)	(168)	(71)
Transfer of social assets		352	455	2,162
Accretion of asset retirement obligation		2,380	1,709	1,548
Other		(635)	383	(1,014)
Changes in operational working capital, excluding cash:
Accounts receivable		(9,259)	631	543
Inventories		483	(547)	212
Prepaid expenses and other current assets		(5,156)	(294)	(2,438)
Trading securities		(921)	(4,415)	(193)
Certificates of deposit		(2,750)	—	—
Related parties		4,567	(13,944)	(1,770)
Loans receivable and advances		(2,478)	(2,294)	196
Notes receivable		(1,525)	461	1,093
Trade accounts payable		(2,786)	3,876	(4,333)
Other accounts payable and accrued liabilities		(398)	7,833	3,574
Taxes payable		1,921	263	3,372
Net cash provided by operating activities		26,787	27,791	20,000
Investing activities
Additions to property, plant and equipment		(12,527)	(12,255)	(12,679)
Proceeds from disposals of property, plant and equipment		7,669	2,539	1,147
Proceeds from disposal/maturity of investments		(8,726)	42	1,943
Purchase of investments		(985)	(3,630)	(779)
Net change in loans given to bank customers		283	(9,546)	(8,536)
Change in restricted cash		140	745	(246)
Net cash used in investing activities		(14,146)	(22,105)	(19,150)

The accompanying notes are an integral part of these consolidated financial statements.

TATNEFT
Consolidated Statements of Cash Flows
(in millions of Russian Roubles)

	Notes	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Financing activities
Proceeds from issuance of debt		66,251	87,982	39,468
Repayment of debt		(77,753)	(88,227)	(42,788)
Repayment of capital lease obligations		(978)	(1,189)	(1,221)
Net increase in banking customer deposits		—	3,851	5,443
Net increase/(decrease) in banking customer deposits with related parties		—	2,645	(486)
Dividends paid		(421)	(2,219)	(354)
Purchase of treasury shares		(238)	(1,181)	(5,425)
Proceeds from sale of treasury shares		379	1,304	5,495
Proceeds from issuance of shares by subsidiaries		50	1,003	401
Net cash (used in)/provided by financing activities		(12,710)	3,969	533
Effect of foreign exchange on cash and cash equivalents		—	(5)	(3)
Net change in cash and cash equivalents		(69)	9,650	1,380
Cash and cash equivalents at beginning of period		18,100	8,450	7,070
Cash and cash equivalents at end of period		18,031	18,100	8,450

The accompanying notes are an integral part of these consolidated financial statements.

TATNEFT

Consolidated Statements of Shareholders' Equity
(in millions of Russian Roubles)

	2005		2004		2003
	Shares	Amount	Shares	Amount	Shares	Amount
Preferred shares:
Balance at January 1 and December 31 (shares in thousands)	147,509	148	147,509	148	147,509	148
Common shares:
Balance at January 1 and December 31 (shares in thousands)	2,178,691	2,179	2,178,691	2,179	2,178,691	2,179
Treasury shares, at cost:
Balance at January 1	185,560	(5,129)	191,430	(5,143)	200,288	(3,990)
Purchases	5,378	(238)	10,920	(1,181)	196,452	(5,995)
Sales	(12,497)	469	(16,790)	1,195	(205,310)	4,842
Balance at December 31 (shares in thousands)	178,441	(4,898)	185,560	(5,129)	191,430	(5,143)
Additional paid-in capital
Balance at January 1		89,625		89,516		88,863
Treasury share transactions		117		109		653
Balance at December 31		89,742		89,625		89,516
Accumulated other comprehensive income
Balance at January 1		180		189		176
Foreign currency translation adjustments		175		15		3
Unrealized holding gains on available-for-sale securities, net of tax		—		19		43
Transfer of realized gains included in net income, net of tax		(19)		(43)		(33)
Balance at December 31		336		180		189
Retained earnings
Balance at January 1		83,473		62,291		47,776
Net income		28,242		23,410		14,880
Dividends		(501)		(2,228)		(365)
Balance at December 31		111,214		83,473		62,291
Total shareholders' equity at December 31		198,721		170,476		149,180

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

As further described in Note 4, in 2005 the Company disposed of a 26.75% interest in OAO Bank Zenit (‘‘Bank Zenit’’) and all of its interest in AB Devon-Credit (‘‘Bank Devon-Credit’’). The Group now accounts for its investments in Banking Group Zenit-Devon-Credit under the equity method. As the results of operations, financial position and cash flows of these entities were included in the Group's consolidated financial statements in prior periods, such periods may not be comparable with the current year presentation.

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

At December 31, 2005, the Government, through its wholly owned company, OAO Svyazinvestneftekhim, held 36% of the common shares of the Company. As further described in Note 16, the Government owns a ‘‘Golden Share’’ which carries the right to veto certain decisions taken at meetings of the shareholders and the Board of Directors. The Government of Tatarstan is able to exercise significant influence through its ownership interest in the Company, its legislative, taxation and regulatory powers, its representation on the Board of Directors and informal influence. The Government has used its influence in the past to facilitate actions that may not maximize shareholder value, such as maintaining employment levels, increasing expenditure on social assets, selling oil to certain customers, transferring exploration or production licenses to small Tatarstan oil companies (including companies not affiliated with the Group), acquiring specified companies or taking actions to raise funds for the benefit of Tatarstan (see Notes 9, 10, 11, 15, 16, 19, 21 and 22).

The Government of Tatarstan controls a number of the Group's suppliers, such as OAO Tatenergo, the supplier of electricity to the Group, and a number of the Group's ultimate customers, such as OAO Nizhnekamskneftekhim (‘‘Nizhnekamskneftekhim’’), the principal petrochemical company in Tatarstan. Consequently, the Group may be subject to pressures to enter into transactions that the Group might not otherwise contemplate with suppliers and contractors controlled by the Government. Related party transactions are further disclosed in Note 19.

On June 30, 2006, the Company’s Board of directors approved a plan to remove the Company’s securities from listing on the New York Stock Exchange (the ‘‘NYSE’’). On August 18, 2006, the Company notified the NYSE of its intention to delist its securities and on September 5, 2006, the Company filed Form 25 with the SEC to remove its securities from listing on the NYSE. The Company’s application on Form 25 became effective and the trading of its securities on the NYSE ceased on September 14, 2006. As a result the Company’s depositary receipts are no longer listed on the NYSE. These steps have been taken by the Company with a view to terminate the registration of its securities with the SEC. The Company intends to file an application to terminate the registration of its securities with the SEC when circumstances permit. Once the Company’s application to terminate the registration of its securities with the SEC becomes effective, the Company will no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, including the filing of annual report on Form 20-F.

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

Use of estimates in the preparation of financial statements.    The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. While management uses its best estimates and judgments, actual results could differ from those estimates and assumptions used. Among the estimates made by the management are: in-process inventories, assets valuation allowances, depreciable lives, oil and gas reserves, dismantling costs and income taxes.

Foreign currency transactions and translation.    The functional currency of the Group, except for subsidiaries located outside of the Russian Federation is the Russian Rouble because the majority of its revenues, costs, property and equipment purchased, debt and trade liabilities are either priced, incurred, payable or otherwise measured in Russian Roubles. Accordingly, transactions and balances not already measured in Russian Roubles (primarily US Dollars) have been re-measured into Russian Roubles in accordance with the relevant provisions of US Statement of Financial Accounting Standards (‘‘SFAS’’) No. 52, ‘‘Foreign Currency Translation’’.

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

Exchange rates, restrictions and controls.    At present, the Russian Rouble is not a fully convertible currency outside of the Russian Federation and, further, the Company throughout 2005 was required to sell up to 10% (from December 27, 2004) of its hard currency earnings for Russian Roubles. In May 2006, the Central Bank abolished the requirement to convert hard currency proceeds. Within the Russian Federation, official exchange rates are determined daily by the Central Bank of Russia (‘‘CBR’’). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the CBR. Accordingly, the translation of foreign currency denominated assets and liabilities into Russian Roubles does not indicate that the Group could realize or settle, in Russian Roubles, the reported values of these assets and liabilities. The official rate of exchange of the Russian Rouble (‘‘RR’’) to the US Dollar (‘‘US $’’) at December 31, 2005 and 2004 was RR 28.78 and RR 27.75 to US $1.00, respectively.

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 2:    Basis of Presentation (continued)

Barter transactions.    Transactions settled by barter are included in the accompanying consolidated balance sheets and statements of operations on the same basis as cash transactions.

Barter transactions relate to sales of crude oil and refined products and are generally transacted through a chain of non-cash transactions involving several companies. In such cases, both sales and purchases are recorded as a result of the barter transaction. Barter sales are recognized at fair value as disclosed in Note 3 ‘‘Non-monetary transactions’’.

Reclassifications.    Certain reclassifications have been made to previously reported balances to conform to the current year’s presentation; such reclassifications have no effect on net income or shareholders’ equity.

Principles of consolidation and long-term investments.    The accompanying consolidated financial statements include the operations of all majority-owned, controlled subsidiaries and VIEs, if any, where the Group is the primary beneficiary. Joint ventures and affiliates in which the Group has significant influence but not control are accounted for using the equity method. Intercompany transactions and accounts are eliminated on consolidation. Other long-term investments are carried at cost and adjusted for estimated impairment. The Group reviews equity method investments for impairment whenever events or changes in circumstances indicate that an other-than-temporary decline in value has occurred. The amount of the impairment is based on quoted market prices, where available, or other valuation techniques, including discounted cash flows.

Note 3:    Summary of Significant Accounting Policies

Cash equivalents.    Cash equivalents are highly liquid short-term investments that are readily convertible into known amounts of cash and have original maturities within three months from their date of purchase. They are carried at cost plus accrued interest, which approximate fair value.

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

Short-term investments.    Short-term investments consist of certificates of deposit and debt and equity securities classified as available-for-sale or trading. Securities are classified as available-for-sale when, in management’s judgment, they may be sold in response to or in anticipation of changes in market conditions. Available-for-sale securities are carried at estimated fair values on the consolidated balance sheet. Unrealized gains and losses on available-for-sale securities are reported net as increases or decreases to accumulated other comprehensive income. The specific identification method is used to determine realized gains and losses on available-for-sale securities.

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

If the decline in fair value of an investment below the accounting basis is other-than-temporary, the carrying value of the securities is reduced and a loss in the amount of any such decline is recorded. No such reductions have been required during the past three years.

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

Securities lent to counterparts are retained in the consolidated financial statements. Securities borrowed are not recognized in the consolidated financial statements, unless these are sold to third parties, in which case the purchase and sale are recorded within gains less losses arising from trading securities in the consolidated statements of operations and comprehensive income. The obligation to return them is recorded at fair value as a trading liability.

Trade accounts receivable and allowances for doubtful accounts.    Trade accounts receivable are stated at their principal amounts outstanding net of allowances for doubtful accounts. Specific allowances are recorded against trade receivables whose recovery or collection has been identified as doubtful. An estimated allowance is recorded against trade receivables which are inherent in the portfolio but which at the date of preparing the financial statements have not been specifically identified, as doubtful. Estimates of allowances require the exercise of judgment and the use of assumptions.

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

The allowance for loan impairment also covers losses where there is objective evidence that probable losses are present in components of the loan portfolio at the balance sheet date. These have been estimated based on historical patterns of losses in each component and the credit ratings assigned to the borrowers, and reflect the current economic environment in which the borrowers operate.

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

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 3:    Summary of Significant Accounting Policies (continued)

Impairment of long-lived assets.    Long-lived assets, including proved oil and gas properties at a field level, are assessed for possible impairment in accordance with SFAS No. 144, ‘‘Accounting for the Impairment or Disposal of Long-Lived Assets’’. Property, plant and equipment used in operations are assessed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recovered. If the carrying amounts are not expected to be recovered by undiscounted pretax future cash flows, the assets are impaired and an impairment loss is recorded through additional amortization or depreciation provisions in the periods in which the determination of impairment is made. The amount of impairment is determined based on the estimated fair value of the assets determined by discounting anticipated future net cash flows or based on quoted market prices in active markets, if available. In the case of oil and gas fields, the net present value of future cash flows is based on management’s best estimate of future prices, which is determined with reference to recent historical prices and published forward prices, applied to projected production volumes of individual fields and discounted at a rate commensurate with the risks involved. The projected production volumes represent reserves, including risk-adjusted probable reserves, expected to be produced based on a stipulated amount of capital expenditures. The production volumes, prices and timing of production are consistent with internal projections and other externally reported information. The price and cost outlook assumptions used in impairment reviews differ from the assumptions used in the Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserve Quantities. In that disclosure, SFAS No. 69, ‘‘Disclosures about Oil and Gas Producing Activities’’ requires the use of prices and costs at the balance sheet date, with no projection of future changes in those assumptions.

Individual assets are grouped for impairment purposes at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets—generally on a field-by-field basis for exploration and production assets, at an entire complex level for refining assets or at a site level for service stations. Long-lived assets committed by management for disposal within one year are accounted for at the lower of amortized cost or fair value, less cost to sell. Acquisition costs of unproved oil and gas properties are evaluated periodically and any impairment assessed is charged to expense.

Depreciation, depletion and amortization.    The Group calculates depletion expense for acquisition costs of proved properties using the units-of-production method over proved oil and gas reserves. Depreciation and depletion expense for oil and gas production equipment and wells is calculated using the units-of-production method for each field over proved developed oil and gas reserves. Depreciation of all other plant and equipment is determined on the straight-line method based on estimated useful lives which are as follows:

Years
Buildings and constructions	25-33
Machinery and equipment	5-15

Maintenance and repair.    Maintenance and repairs, which are not significant improvements, are expensed when incurred.

Capitalized interest.    Interest from external borrowings is capitalized on major projects. Capitalized interest is added to the cost of the underlying asset and is amortized over the useful lives of the assets in the same manner as the underlying assets. Since there were no projects which qualified for interest capitalization, no interest was capitalized during the years ended December 31, 2005, 2004 or 2003.

Asset retirement obligations.    Effective January 1, 2003, the Group adopted SFAS No. 143, ‘‘Accounting for Asset Retirement Obligations’’ (‘‘SFAS 143’’), which applies to legal obligations associated with the retirement and removal of tangible long-lived assets. The Group recognizes a liability

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 3:    Summary of Significant Accounting Policies (continued)

for the fair value of legally required asset retirement obligations associated with long-lived assets in the period in which the retirement obligations are incurred. The Group capitalizes the associated asset retirement costs as part of the carrying amount of the long-lived assets. Over time the liability is increased for the change in its present value, and the capitalized cost in properties, plant and equipment is depreciated on a units-of-production basis over the useful life of the related assets.

Property dispositions.    When complete units of depreciable property are retired or sold, the asset cost and related accumulated depreciation are eliminated, with any gain or loss reflected in the consolidated statements of operations and comprehensive income. When less than complete units of depreciable property are disposed of or retired, the difference between asset cost and sales proceeds, if any, is charged or credited to accumulated depreciation.

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

Pension and post-employment benefits.    The Group’s mandatory contributions to the governmental and discretionary non-governmental defined contribution pension schemes are expensed when incurred. The amount of contributions, frequency of payments and other conditions of non-governmental pension plans are regulated by the ‘‘Statement of National non-governmental pension fund’’ of OAO ‘‘Tatneft’’ and the contracts concluded between the Company or its subsidiaries and non-profit organization ‘‘National non-governmental pension fund’’. In accordance with these contracts the Group is committed to make certain contributions which are determined solely at the discretion of the Group’s or its subsidiaries’ management but not less than the minimum annual payment regulated by current Russian legislation. In accordance with the provisions of collective agreements concluded on an annual basis between the Company or its subsidiaries and their employees, the Group is obligated to pay certain post-employment benefits the amounts of which are either fixed or depend on the governmental pension amount or at the full discretion of the Group’s management. In 2005, 2004 and 2003 the contributions to non-governmental pension plans and post-employment benefit payments were not material.

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

Non-monetary transactions. In accordance with Accounting Principles Board Statement No. 29, ‘‘The Accounting for Non-monetary Transactions’’ (‘‘APB 29’’) such transactions are recorded based on the fair values of the assets (or services) involved which is the same basis as that used in monetary transactions. Thus, the cost of a non-monetary asset acquired in exchange for another non-monetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss is recognized on the exchange if the carrying amount of the asset surrendered differs from its fair value. The fair value of the asset received is used to measure the cost if it is more clearly evident than the fair value of the asset surrendered.

Stock-based compensation.    At December 31, 2005, the Group has one stock-based employee compensation plan, which is described more fully in Note 17. The Group accounts for this plan under the recognition and measurement principles of Accounting Principles Board Statement No. 25, ‘‘Accounting for Stock Issued to Employees’’ (‘‘APB 25’’), and related Interpretations. The following table illustrates the effect on net income and income per share if the Group applied the fair value recognition provisions of SFAS No. 123, ‘‘Accounting for Stock-Based Compensation’’ (‘‘SFAS 123’’), to stock-based employee compensation. The Group records compensation expense for non-vested common stock awards rateably over the vesting period.

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 3:    Summary of Significant Accounting Policies (continued)

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Income before cumulative effect of change in accounting principle	28,242	23,410	10,138
Add: Stock-based employee compensation expense (APB 25) included in reported net income	894	426	179
Deduct: Total stock-based employee compensation expense (SFAS 123) determined under fair value based method for all awards	(913)	(445)	(269)
Common share dividends	(501)	(1,932)	(217)
Preferred share dividends	—	(296)	(148)
Pro forma net income available to common and preferred shareholders, net of dividends	27,722	21,163	9,683
Earnings per common share:
Basic – as reported	13.19	10.88	4.70
Basic – pro forma	13.18	10.87	4.65
Diluted – as reported	13.13	10.84	4.68
Diluted – pro forma	13.12	10.83	4.64
Earnings per preferred share:
Basic – as reported	12.94	11.91	5.59
Basic – pro forma	12.93	11.90	5.54
Diluted – as reported	12.88	11.87	5.58
Diluted – pro forma	12.87	11.86	5.53

Income taxes.    Deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, except for deferred taxes on income considered to be permanently reinvested in foreign subsidiaries. Deferred tax assets and liabilities are measured using enacted tax rates in the periods in which these temporary differences are expected to reverse. Valuation allowances are provided for deferred income tax assets when management believes that it is unlikely such assets will be realized.

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

In March 2004, the Emergency Issue Task Force (‘‘EITF’’) reached a consensus on Issue 03-6, ‘‘Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share’’,

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 3:    Summary of Significant Accounting Policies (continued)

that explained how to determine whether a security should be considered a ‘‘participating security’’ and how income should be allocated to a participating security when using the two-class method for computing basic income per share. The adoption of this standard in 2004 did not have a material impact on the Group's income per share calculation.

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

Guarantees.    The Group recognizes a liability for the fair value of the obligation it assumes under the guarantee in accordance with the provisions of Financial Accounting Standard Board (‘‘FASB’’) issued Interpretation No. 45, ‘‘Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’’.

Variable interest entities.    In January 2003, FASB issued FIN 46 and in December 2003, FASB issued a revised interpretation of FIN 46 (‘‘FIN 46-R’’), which superseded FIN 46 and clarified and expanded current accounting guidance for Variable Interest Entities (‘‘VIEs’’.) FIN 46-R clarifies when a company should consolidate in its financial statements the assets, liabilities and activities of a VIE. FIN 46-R provides general guidance as to the definition of a variable interest entity and requires it to be consolidated if a party with an ownership, contractual or other financial interest absorbs the majority of the VIE’s expected losses, or is entitled to receive a majority of the residual returns, or both. A variable interest holder that consolidates the VIE is the primary beneficiary and is required to consolidate the VIE’s assets, liabilities and non-controlling interests at fair value at the date the interest holder first becomes the primary beneficiary of the VIE. The Group adopted FIN 46 and FIN 46-R effective January 1, 2004; however, such adoption did not have a material impact on the Group’s financial reporting and disclosures.

ZAO Univest-Holding.    ZAO ‘‘Univest-Holding’’ (‘‘Univest’’), a wholly owned subsidiary of ZAO OLC Center-Capital, was founded on October 6, 1999. As of December 31, 2004, the Group held a 29.85% ownership interest in ZAO OLC Center-Capital (‘‘Center-Capital’’) and, accordingly, held an indirect ownership of 29.85% in Univest. This investment was accounted for under the equity method in 2004.

Univest is engaged in leasing operations and wholesale trading. During 2004, Univest was primarily engaged in the leasing out of vehicles, oil-production equipment, and power equipment. Univest finances its equipment purchases through loans primarily from third party entities registered offshore.

During 2004, the Group acquired from Univest, under finance leasing arrangements, machinery and equipment amounting to RR 1,241 million and made lease payments of RR 1,289 million. During 2004 the Group indirectly provided finance to Univest, through loans to a third party. As of December 31, 2004, these loans amounted to RR 781 million.

The Group determined that Univest was a VIE but that the Company was not the primary beneficiary.

The Group’s maximum exposure to loss is estimated to be RR 1,206 million, representing loans and accounts receivable from Univest as of December 31, 2004. These receivables have been accounted for as financial assets.

In 2005, the Group’s ownership in Univest was reduced to 13% as result of a share offering in which the Company, through Center-Capital, did not participate. This investment has been accounted for under the cost method in 2005.

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 3:    Summary of Significant Accounting Policies (continued)

Oil and oil products traders.    The Group routinely enters into a number of transactions in the normal course of business with various crude oil and oil products traders. The Company does not hold an equity interest in any of the entities in question.

The Company has been unable to obtain the necessary financial information to determine whether these entities are variable interest entities or whether the Company is the primary beneficiary, principally due to legal and other barriers, privacy laws and information disclosure rules and practices in Russia.

Net sales activities with these entities in the years ended December 31, 2005 and 2004 were approximately RR 46,631 million and RR 55,497 million, of which RR 44,994 million and RR 49,357 million resulting from sales of crude oil and RR 1,637 million and RR 6,140 million from sales of oil products, respectively. Net purchasing activities accounted for approximately RR 10,662 million and RR 10,527 million, of which RR 0 and RR 2,306 million related to crude oil purchases and RR 10,662 million and RR 8,221 million to purchases of oil products in the years ended December 31, 2005 and 2004, respectively.

The Group’s maximum exposure to loss because of its involvement with these entities is estimated to be approximately RR 3,870 million and RR 3,414 million, which primarily represents the Group’s accounts receivable from these entities as of December 31, 2005 and 2004, respectively.

Off-shore entities.    During 2004 the Group entered into a number of transactions in the normal course of business with certain off-shore entities. Xyloco Enterprises Ltd. was engaged in treasury stock transactions on behalf of the Group. In 2003 and 2004, Xyloco Enterprises Ltd. purchased 1,173,200 ADRs and 1,175 Ordinary Shares for a total amount of RR 622 million. These securities, together with dividends thereon, were transferred to the Group in 2004. Solden Investments Ltd. was engaged in securities trading on behalf of the Group. In 2004, Solden Investments Ltd. entered into securities sales and purchase transactions for a total amount of RR 445 million. During 2004, the Group extended loans to Seapower Impex House amounting to RR 1,990 million which were repaid in July 2005. The loans bear interest at rates ranging between 3-months LIBOR plus 3.2646% to 3-months LIBOR plus 3.8638% per annum. The Group has been unable to obtain the necessary financial information to determine whether the above entities were variable interest entities or whether we are the primary beneficiary. The Group’s maximum exposure to loss because of its involvement with these entities is estimated to be RR 1,990 million, which represents the loan granted to Seapower Impex House at December 31, 2004, and which has been accounted for as a financial asset.

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

SFAS 123R provides two alternatives for adoption: (1) a ‘‘modified prospective’’ method in which compensation cost is recognized for all awards granted subsequent to the effective date of this statement as well as for the unvested portion of awards outstanding as of the effective date and (2) a ‘‘modified retrospective’’ method which follows the approach in the ‘‘modified prospective’’ method, but also permits

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 3:    Summary of Significant Accounting Policies (continued)

entities to restate prior periods to reflect compensation cost calculated under SFAS 123 for pro forma amounts disclosure. The Group plans to adopt SFAS 123R on January 1, 2006 using the modified prospective method. The adoption of SFAS 123R is not expected to have a material impact on the Group's results of operations. On March 30, 2005, the Security and Exchange Commission (‘‘SEC’’) released Staff Accounting Bulletin No. 107, ‘‘Share Based Payment,’’ (‘‘SAB 107’’), which expresses the views of the SEC staff regarding the application of SFAS 123R. The adoption of SFAS 123R and SAB 107 will approximate the impact of SFAS 123 as described in the disclosure of pro forma net income and income per share in this Note to the consolidated financial statements.

Inventory costs.    In November 2004, the FASB issued SFAS No. 151, ‘‘Inventory Costs an amendment of ARB No. 43, Chapter 4’’ (‘‘SFAS 151’’), which will become effective for the Group on January 1, 2006. SFAS 151 requires that items, such as idle facility expense, excessive spoilage, double freight, and re-handling costs, be recognized as a current-period charge. The Group is currently analyzing the provisions of this statement to determine the effects, if any, on the Group's results of operations, financial position or cash flow.

Nonmonetary exchanges of similar assets.    In December 2004, the FASB issued SFAS No. 153, ‘‘Exchanges of Nonmonetary Assets’’ (‘‘SFAS 153’’), which will become effective for the Group on January 1, 2006. SFAS 153 addresses the measurement of exchanges of nonmonetary assets. The guidance in APB 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB 29, however, included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of the provisions of SFAS 153 is not expected to have a material impact on the Group's results of operations, financial position or cash flow.

Accounting changes and error corrections.    In May 2005, the FASB issued SFAS No. 154, ‘‘Accounting changes and error corrections’’ (‘‘SFAS 154’’), which will become effective for the Group on January 1, 2006. SFAS 154 replaces APB Opinion No. 20, ‘‘Accounting Changes’’ (‘‘APB 20’’), and SFAS No. 3, ‘‘Reporting Changes in Interim Financial Statements’’, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior period’s financial statements of all changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change, if a pronouncement which requires the change in accounting principle does not include specific transition provisions. SFAS 154 carries forward without change to the guidance contained in APB 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate.

Conditional asset retirement obligations.    In March 2005, the FASB issued Interpretation No. 47, ‘‘Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143’’ (‘‘FIN 47’’), which was adopted by the Group as of December 31, 2005. This interpretation clarifies that an entity is required to recognize a liability for a legal obligation to perform asset retirement activities when the retirement is conditional on a future event if the liability’s fair value can be reasonably estimated. The adoption of FIN 47 did not have a material effect on the Group’s results of operations, financial position or cash flow.

Suspended well costs.    In April 2005, the FASB issued FASB Staff Position FAS No. 19-1, ‘‘Accounting for suspended well costs’’ (‘‘FSP FAS 19-1’’), which the Group adopted on July 1, 2005. FSP FAS 19-1 amends SFAS 19 and applies to companies that follow the successful efforts method of accounting. FSP FAS 19-1 concludes that exploratory well costs should continue to be capitalized when

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 3:    Summary of Significant Accounting Policies (continued)

the well has found a sufficient quantity of reserves to justify its completion as a producing well and an entity is making sufficient progress assessing the reserves and the economic and operating viability of the project. In addition FSP FAS 19-1 requires certain disclosures to provide financial statement users information about management’s evaluation of capitalized exploratory well costs. The adoption of the provisions of FSP FAS 19-1 did not have a material impact on the Group's results of operations, financial position or cash flow.

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

The new guidance is effective prospectively, and will become effective for the Group beginning July 1, 2006, for new arrangements entered into, and for modifications or renewals of existing arrangements. The Group is reviewing this guidance to determine the effects, if any, on the Group's results of operations, financial position or cash flow.

Impairment of investments.    In November 2005, FASB issued FSP FAS 115-1/FAS 124-1, ‘‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’’ (‘‘FSP 115-1/124-1’’), which will become effective for the Group on January 1, 2006. FSP 115-1/124-1 provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1/124-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The Company does not expect this FSP will have a material impact on its financial reporting and disclosures.

Presentation of taxes collected from customers.    In June 2006, the FASB ratified the earlier EITF consensus on Issue 06-3, ‘‘How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation),’’ which will become effective for the Group on January 1, 2007. The new accounting standard requires that a company disclose its policy for recording taxes assessed by a governmental authority on a revenue-producing transaction between a seller and a customer. In addition, for any such taxes that are reported on a gross basis, a company is required to disclose the amounts of those taxes. The Group’s expected policy in relation to Issue 06-3 is to present the relevant taxes on a gross basis.

Income tax uncertainties.    FASB Interpretation No. 48, ‘‘Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109’’ (‘‘FIN 48’’). In July 2006, the FASB issued FIN 48, which will become effective for the Group on January 1, 2007. This standard clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements. A company can only recognize the tax position in the financial statements if the position is more-likely-than-not to be upheld on audit based only on the technical merits of the tax position. This accounting standard also provides guidance on thresholds, measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial-statement comparability among different companies. The Company does not expect the implementation of this standard will have a material effect on its results of operations or financial position.

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 3:    Summary of Significant Accounting Policies (continued)

Fair value measurements.    In September 2006, the FASB issued SFAS No. 157, ‘‘Fair Value Measurements,’’ (‘‘SFAS 157’’) which provides enhanced guidance for using fair value to measure assets and liabilities, which will become effective for the Group on January 1, 2008. SFAS 157 establishes a common definition of fair value, provides a framework for measuring fair value under US GAAP and expands disclosure requirements about fair value measurements. The Group is currently evaluating the effect, if any, the adoption of SFAS 157 will have on its financial reporting and disclosures.

Note 4:    Acquisitions and Divestitures

Acquisitions.    On December 23, 2005, Tatneft Oil AG, a subsidiary of the Group, acquired participation shares with a total value of US $394 million in an open-ended investment company International Petro-Chemical Growth Fund Limited (‘‘IPCG Fund’’), incorporated in Jersey, Channel Islands, by contributing 116 million ordinary shares of Tatneft and US $1 million in cash into the fund. IPCG Fund invests in debt and equity securities of companies operating in the Russian Federation in general, and the Republic of Tatarstan in particular with priority given to those entities operating in the oil and chemicals industry and, to a lesser extent, the banking sector. IPCG Fund is managed by MARS Capital Management Limited, a company regulated by Jersey Financial Services Limited. IPCG Fund is an indirect shareholder of ZAO ‘‘Nizhnekamsk Oil Refinery’’ and is expected to participate in the financing of the new refinery and petrochemical facility.

At December 31, 2005, the Company owned approximately 93.81% of the total participation shares in IPCG Fund, and its equity investee Bank Zenit owned the remaining 6.19%. As a result, as of December 31, 2005 the 116 million ordinary shares contributed to IPCG Fund were accounted for as treasury shares of the Group.

In August 2005, Tatneft Oil AG acquired from a third party two land plots in the city of Kazan, Tatarstan, of the total size of approximately 2 million square meters for US $47 million. The acquisition was made on market terms for investment purposes.

Divestitures.    In April 2005, the Group's wholly owned subsidiary Tatneft Oil AG sold its 26.75% stake in Bank Zenit to three Cyprus based companies unrelated to the Group. The sales price of RR 1,214 million was determined based on the results of an independent valuation. The Company recorded a loss of RR 667 million as a result of this disposal. This transaction reduced the Group's ownership interest in Bank Zenit to 25.95%, which is now accounted for as an equity basis investment in our 2005 consolidated financial statements, refer to Note 7.

In 2003 OAO Tataro-American Investments and Finance (‘‘TAIF’’), then a related party to the Group, brought a case before the Arbitration Court of Tatarstan Republic claiming a return of crude distilling unit (the ‘‘CDU’’) leased to OAO Nizhnekamsk NPZ (‘‘NNPZ’’), a subsidiary of the Group operating a refinery in Nizhnekamsk, Tatarstan (the ‘‘Refinery’’), because of breach by NNPZ of several provisions of the lease agreement dated December 29, 2001. The CDU was installed at the Refinery in 2002 and represents vital assets of the Refinery’s operations. On October 6, 2003 the Arbitration Court ruled in favor of TAIF and this decision was reinforced by the Arbitration Court of Tatarstan Republic on January 13, 2004. Following a court order the CDU was returned to TAIF.  As a result, in September 2005, the Group signed agreements to sell its share of the production assets and inventory of the Refinery to TAIF, including the refining units, for approximately RR 7.2 billion, net of VAT, incurring a loss of approximately RR 3.0 billion. The sales agreements provided TAIF the ability to repay the Company over a period not to exceed 18 months, incurring interest monthly on any unpaid portion based on the Russian Central Bank Refinancing Rate.  During 2005, TAIF paid approximately RR 7.5 billion, net of VAT, including RR 265 million in interest and performance penalties, which has been reflected as interest income in the consolidated statements of operations and comprehensive income.  As part of this

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 4:    Acquisitions and Divestitures (continued)

transaction, TAIF also agreed to provide the Company’s subsidiary OAO TKNK with a RR 344 million interest free loan maturing on December 31, 2007.  In October 2005, the Group entered into a long-term supply contract with TAIF in order to supply up to 650,000 tons per month of crude oil to TAIF at market price to be refined at the Refinery.  In February 2006, the Company signed additional agreements with TAIF, providing for the sale of additional refining assets for RR 198 million, net of VAT. The Company does not anticipate material gain or loss resulting from this transaction.

In December 2005, the Group sold its 92% interest in Bank Devon-Credit for RR 858 million, to Bank Zenit incurring a loss of RR 438 million.

Note 5:    Cash and Cash Equivalents, Restricted Cash, and Cash Flow Information

The consolidated statements of cash flows provide information about changes in cash and cash equivalents. At December 31, 2005, 2004 and 2003, cash and cash equivalents of the Group, include US Dollar denominated amounts of RR 4,299 million (US $149 million), RR 7,583 million (US $273 million) and RR 2,888 million (US    $98    million), respectively. Short-term restricted cash is cash held in escrow accounts in the amount of RR 153 million and RR 274 million at December 31, 2005 and 2004, respectively. Long-term restricted cash primarily consists of mandatory deposits with the Central Bank of Russia and deposits with lending institutions.

Non-cash transactions.    Non-cash transactions for the years ended December 31, 2005, 2004 and 2003 totalled RR 6,765 million, RR 4,034 million and RR 4,188 million, respectively, which approximates 2%, 2% and 3%, respectively, of sales and other operating revenues.

Non-cash acquisitions of property, plant and equipment, have been excluded from net cash used for investing activities in the accompanying consolidated statements of cash flows.

The following table shows the distribution of non-cash transactions included in the consolidated statements of operations and comprehensive income and as additions to property, plant and equipment:

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Taxes other than income taxes	1,291	53	69
Additions to property plant and equipment	1,901	625	1,126
Operating and other expenditures	3,573	3,356	2,993
Total non-cash transactions	6,765	4,034	4,188

The majority of barter transactions represent transactions which have been settled through a chain of non-cash transactions involving several companies rather than transactions pursuant to standing barter arrangements or transactions originally intended to be settled through a contractual barter agreement.

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 6:    Accounts Receivable

Accounts receivable are as follows:

	At December 31, 2005			At December 31, 2004
	Total accounts receivable	Accounts receivable from related parties	Accounts receivable, net	Total accounts receivable	Accounts receivable from related parties	Accounts receivable, net
Trade – domestic	8,562	889	7,673	7,962	896	7,066
Trade – export (US $586 million and US $428 million at December 31, 2005 and 2004, respectively)	16,880	4,346	12,534	11,885	8,326	3,559
Total accounts receivable, net	25,442	5,235	20,207	19,847	9,222	10,625

Trade receivables are presented net of an allowance for doubtful accounts of RR 792 million and RR 791 million at December 31, 2005 and 2004, respectively.

Note 7:    Short and Long-Term Investments

Short-term investments are classified as follows:

	At December 31, 2005	At December 31, 2004
Certificates of deposit	2,750	—
Available-for-sale securities	—	519
Trading securities	2,366	7,259
Total short-term investments	5,116	7,778

Trading securities are held in the Group with the objective of earning profits on short-term differences in price. All other short-term investments in debt and equity securities are classified as available-for-sale and are as follows:

	Cost	Gross unrealized gains	Fair value (carrying value)
Corporate debt securities	58	—	58
Equity securities	442	19	461
Total available-for-sale securities at December 31, 2004	500	19	519

Short-term investments classified as trading securities are as follows:

	At December 31, 2005	At December 31, 2004
Bonds and other Russian government securities	569	2,171
Corporate debt securities	443	4,106
Equity securities	1,354	982
Total trading securities	2,366	7,259

At December 31, 2005, total debt securities with fair values totaling RR 1,012 million mature during 2006.

Net gains on trading and realized available-for-sale securities for the year ended December 31, 2005, 2004 and 2003 were RR 0, RR 279 million and RR 235 million, respectively, shown as other income.

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 7:    Short and Long-Term Investments (continued)

Long-term investments are as follows:

	Ownership percentage at December 31, 2005	Net book value at		Group’s share of income for the year ended December 31,
		December 31, 2005	December 31, 2004	2005	2004	2003
Investments in equity affiliates and joint ventures:
ZAO Tatex	50	2,001	1,851	363	309	42
Bank AK Bars	30	3,128	2,704	467	25	—
Bank Zenit*	26	1,740	—	348	—	—
Other	20-50	298	463	101	414	59
Total investments in equity affiliates and joint ventures/income		7,167	5,018	1,279	748	101
Long-term investments, at cost:
ZAO Ukrtatnafta	9	504	504
ZAO OLK Center-Kapital	13	193	—
Other	0-20	463	486
Total long-term investments, at cost		1,160	990
Total long-term investments		8,327	6,008

* In April 2005, the Group sold a 26.75% interest in Bank Zenit, see Note 4.

At December 31, 2005, consolidated retained earnings included RR 2,650 million (2004—RR 1,959 million) related to the undistributed earnings of 50% or less owned companies that are accounted for using the equity method.

Long-term investments not designated as available-for-sale or trading securities are recorded at cost because they are not traded on any market and it is not practicable to determine their fair value.

Dividends from equity basis investments received were as follows: 2005—RR 510 million; 2004 —RR 581 million; 2003—RR 29 million.

The condensed financial information of the Group’s equity basis investments is as follows:

	2005	2004	2003
Sales/interest income	19,601	14,297	5,932
Net income	4,700	2,296	557
Current assets	118,302	41,439	5,008
Long-term assets	13,163	8,156	6,434
Current liabilities	105,528	33,044	2,463
Long-term liabilities	6,951	3,003	2,633

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 7:    Short and Long-Term Investments (continued)

Note 8:    Inventories

Inventories are as follows:

	At December 31, 2005	At December 31, 2004
Materials and supplies	4,729	5,331
Crude oil	2,869	1,529
Refined oil products	1,402	2,684
Petrochemical supplies and finished goods	948	789
Total inventories	9,948	10,333

Note 9:    Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are as follows:

	At December 31, 2005	At December 31, 2004
VAT recoverable	5,462	6,535
Prepaid export duties	6,238	1,938
Notes receivable	2,845	1,675
Deferred tax asset	749	694
Advances	526	2,204
Prepaid transportation expenses	392	266
Prepaid income tax	2,244	148
Interest receivable	14	32
Other	3,183	2,274
Total prepaid expenses and other current assets	21,653	15,766

Receivable due from Ministry of Tax.    On December 6, 2002, the Group filed a lawsuit in the Arbitration court of Tatarstan against the Tax Ministry claiming a refund for mineral use tax (royalty tax) paid in the amount of RR 2,251 million. On January 17, 2003, the Arbitration court ruled in favor of the Group and permitted the Group to apply this amount against future tax payments. The Tax Ministry of Tatarstan appealed this decision to the Federal Arbitration court of Povolzhsky district which, on April 6, 2003, upheld the decision of the Arbitration court of Tatarstan. Accordingly, in 2003 the Group recognized the gain of RR 2,251 million as well as receivables due from the Tax Ministry in the same amount which was legally offset against the Group’s tax liabilities in 2004.

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 10:    Loans Receivable and Advances

	At December 31, 2005	At December 31, 2004
Banking loans and advances, net	—	29,692
Long-term notes receivable	1,612	1,432
Loans to employees	1,656	1,431
Long-term accounts receivable	992	—
Other foreign currency denominated loans receivable	—	10,316
Other Russian Rouble denominated loans receivable	7,012	3,301
Total loans and notes receivable and advances	11,272	46,172
Less: current portion of loans receivable and advances	(1,652)	(21,162)
Less: due from related parties (Note 19)	(3,753)	(12,600)
Total long-term loans and notes receivable and advances	5,867	12,410

Banking loans and advances.    Banking loans and advances are presented net of allowance for losses in the amount of RR 1,257 million as at December 31, 2004.

At December 31, 2004 the weighted average interest rate on banking loans and advances was 14% on balances denominated in Russian Roubles and 11% on balances denominated in foreign currency, respectively. The fair values of banking loans and advances approximate the carrying values as interest rates typically adjust on a three months basis and the majority is short-term in nature.

Economic sector risk concentration within the loan portfolio is as follows:

	At December 31, 2004
	Amount	%
Commercial	23,069	78%
Financial	3,791	13%
Agricultural	827	3%
Individuals	554	1%
Other	1,451	5%
	29,692	100%

Loans and notes receivable and advances reported as of December 31, 2005 in the amounts of RR 788 million, RR 1,214 million and RR 2,588 mature in 2007, 2008 and 2009, respectively, with the balance due thereafter.

Aggregate non-performing loans on which contractual interest is not being recognized amounted to RR 0 and RR 451 million as of December 31, 2005 and 2004, respectively. Unrecognized contractual interest related to such loans totaled RR 0 and RR 347 million as of December 31, 2005 and 2004, respectively.

Included in current loans are RR 0 and RR 411 million as of December 31, 2005 and 2004, respectively, which represents the amounts receivable from customers in connection with security repurchase transactions.

In January 2004 the Group purchased, at the request of the Tatarstan government, a promissory note of RR 960 million issued by ‘‘Tatgospostavki’’, a unitary company controlled by the Tatarstan government, in order to finance social expenditures planned under Tatarstan’s budget. The promissory

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 10:    Loans Receivable and Advances (continued)

note is interest free and redeemable in 2024. The fair value of this note is RR 157 million and RR 143 million as of December 31, 2005 and 2004, respectively, calculated using an implied rate of return of 10%.

Note 11:    Property, Plant and Equipment

Property, plant and equipment are as follows:

	Cost	Accumulated depreciation, depletion and amortization	Net book value
Oil and gas properties	264,951	123,776	141,175
Buildings and constructions	26,116	9,598	16,518
Machinery and equipment	48,945	37,990	10,955
Assets under construction	5,564	—	5,564
December 31, 2005	345,576	171,364	174,212
Oil and gas properties	262,672	123,748	138,924
Buildings and constructions	39,857	13,977	25,880
Machinery and equipment	45,690	33,500	12,190
Assets under construction	6,933	—	6,933
December 31, 2004	355,152	171,225	183,927

As stated in Note 3, the Group calculates depreciation, depletion and amortization using the units-of-production method over proved or proved developed oil and gas reserves depending on the nature of the costs involved. The proved or proved developed reserves used in the units-of-production method assume the extension of the Group's production license beyond their current expiration dates until the end of the economic lives of the fields as discussed below in further detail.

The Group’s oil and gas fields are located principally on the territory of Tatarstan. The Group obtains licenses from the governmental authorities to explore and produce oil and gas from these fields. Most of the Group's existing production licenses expire from 2013 to 2019, and the license for the Group's largest field, Romashkinskoye, expires in 2038. The economic lives of the Group's licensed fields extend significantly beyond these dates. Under Russian law, the Group is entitled to renew the licenses to the end of the economic lives of the fields, provided certain conditions are met. Article 10 of the Subsoil Law provides that a license to use a field ‘‘shall be’’ extended at its scheduled termination at the initiative of the subsoil user if necessary to finish production in the field, provided that there are no violations of the conditions of the license. The legislative history of Article 10 indicates that the term ‘‘shall’’ replaced the term ‘‘may’’ in August 2004, clarifying that the subsoil user has an absolute right to extend the license term so long as it has not violated the conditions of the license. The Group has received a written confirmation from the Federal Regional Agency for Subsoil Use under the Ministry of Natural Resources of the Russian Federation confirming that, to date, it has not identified any violations of the terms of the Group’s licenses that could prevent their extension and that, based on approved development plans and in accordance with the Subsoil Law, the Group’s licenses will be extended at the Group’s request. In addition, in July 2006, the term of the Group’s license to produce oil and gas from the Group's largest field, Romashkinsokoye, was extended through 2038. The Group’s right to extend licenses is, however, dependent on the Group continuing to comply with the terms of the licenses, and management has the ability and intent to do so. Management plans to request the extension of the licenses that have not yet been extended. The Group’s current production plans are based on the assumption, which management

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 11:    Property, Plant and Equipment (continued)

considers to be reasonably certain, that the Group will be able to extend all existing licenses. These plans have been designed on the basis that the Group will be producing crude oil through the economic lives of the fields and not with a view to exploiting the Group’s reserves to maximum effect only through the license expiration dates.

Management is reasonably certain that the Group will be allowed to produce oil from the Group’s reserves after the expiration of existing production licenses and until the end of the economic lives of the fields. ‘‘Reasonable certainty’’ is the applicable standard for defining proved reserves under the SEC’s Regulation S-X, Rule 4-10. Accordingly, management has included in proved reserves in the supplementary information on oil and gas exploration and production activities of the consolidated financial statements as of and for the year ended December 31, 2005 all reserves that otherwise meet the standards for being characterized as ‘‘proved’’ and that the Group estimates the Group can produce through the economic lives of Group’s licensed fields.

The SEC staff has indicated that proved reserves generally should be limited to those that can be produced through the license expiration date unless there is a long and clear track record which supports the conclusion that the extension of the license will be granted as a matter of course. The Group believes that the extension of the licenses is a matter of course as fully described above. To assist the financial statement reader in understanding the proved oil reserves that will be produced during the existing license period and those that will be produced during the period of the expected license extension, the proved oil reserves have been presented separately for each of these two periods in the accompanying supplementary oil and gas information (see SFAS No. 69, ‘‘Disclosures about Oil and Gas Producing Activities’’).

Asset Retirement Obligations.    Effective January 1, 2003, the Group adopted SFAS 143 which applies to legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the liability is accreted for the passage of time and the related asset is depreciated over its estimated useful life. The adoption of SFAS 143 affected the accounting and reporting of the assets, liabilities and expenses related to these obligations.

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

SFAS 143 calls for measurements of asset retirement obligations to include, as a component of expected costs, an estimate of the price that a third party would demand, and could expect to receive, for bearing the uncertainties and unforeseeable circumstances inherent in the obligations, sometimes referred

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 11:    Property, Plant and Equipment (continued)

to as a market-risk premium. To date, the oil and gas industry has few examples of credit-worthy third parties who are willing to assume this type of risk, for a determinable price, on major oil and gas production facilities and pipelines. Therefore, because determining such a market-risk premium would be an arbitrary process, it has been excluded from the Company’s SFAS 143 estimates.

In 2004, the Group revised its estimate of liquidation costs per well from RR 0.21 million in 2003 to RR 0.38 million.

The following tables summarize the Group’s asset retirement obligations and asset retirement costs activities for the years ended December 31:

Asset Retirement Obligations

	2005	2004	2003
Balance, beginning of year	23,803	17,092	—
Liability recorded upon adoption of SFAS No. 143	—	—	15,479
Accretion of discount	2,380	1,709	1,548
New obligations	156	158	68
Liquidation cost revision	—	4,864	—
Spending on existing obligations	(77)	(20)	(3)
Balance, end of year	26,262	23,803	17,092
Less: current portion of asset retirement obligations (Note 14)	(32)	(14)	(137)
Long-term balance, end of year	26,230	23,789	16,955

Asset Retirement Costs

	2005	2004	2003
Gross balance, beginning of year	15,002	9,980	—
Asset recorded upon adoption of SFAS No. 143	—	—	9,912
New obligations	156	158	68
Revisions in estimated cash flows	—	4,864	—
Gross balance, end of year	15,158	15,002	9,980
Less accumulated depreciation, depletion and amortization	(2,119)	(1,727)	(1,403)
Net balance, end of year	13,039	13,275	8,577

The Group’s asset retirement costs are included within oil and gas properties.

Capital leases.    The Group leases machinery and equipment. In 2005 and 2004 the Group capitalized leased assets in the amount of RR 677 million and RR 1,241 million and made lease payments of RR 978 million and RR 1,189 million, respectively.

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 11:    Property, Plant and Equipment (continued)

The following is an analysis of the leased property under capital leases:

	At December 31, 2005	At December 31, 2004
Machinery and equipment	4,141	3,464
Less: accumulated amortization	(1,647)	(887)
	2,494	2,577

All capital lease transactions are conducted with related parties as further described in Note 19.

The following is a schedule by year of future lease payments under capital leases together with the present value of the future minimum lease payments as of December 31, 2005:

Year ended December 31:
2006	630
2007	197
2008	24
Total future lease payments	851
Less interest	(97)
Present value of future minimum lease payments	754
Less current portion	(630)
Long-term portion of capital lease obligations	124

Social assets.    During the years ended December 31, 2005, 2004 and 2003 the Group transferred social assets with a net book value of RR 352 million, RR 455 million and RR 2,162 million, respectively, to local authorities. At December 31, 2005, and December 31, 2004, the Group held social assets with a net book value of RR 3,906 million and RR 4,732 million all of which were constructed after the privatization date. The remaining social assets comprise mainly dormitories, hotels, gyms and other facilities. The Group may transfer some of these social assets to local authorities in the future, but does not expect these to be significant. The Group incurred social infrastructure expenses of RR 164 million, RR 249 million and RR 279 million for the years ended December 31, 2005, 2004, and 2003, respectively, for maintenance that mainly relates to housing, schools and cultural buildings (see also Note 1).

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 12:    Debt

	At December 31, 2005	At December 31, 2004
Short-term debt
Foreign currency denominated debt
Current portion of long-term debt	2,761	3,670
Other foreign currency denominated debt	299	7,081
Rouble denominated debt
Current portion of long-term debt	1,675	—
Other rouble denominated debt	2,070	9,350
Less: due to related parties (Note 19)	(948)	(2,000)
Total short-term debt	5,857	18,101
Long-term debt
Foreign currency denominated debt
BNP Paribas	2,638	4,991
Credit Suisse First Boston	1,586	2,752
Bank Zenit Eurobonds	—	2,976
Other foreign currency denominated debt	53	—
Rouble denominated debt	1,924	2,469
Total long-term debt	6,201	13,188
Less: current portion	(4,436)	(3,670)
Total long-term debt, net of current portion	1,765	9,518

Foreign currency debts are primarily denominated in US Dollars.

Short-term foreign currency denominated debt.    As of December 31, 2005 other short-term foreign currency denominated debt includes a loan from Credit Suisse Zurich.

In December 2003 the Group entered into a RR 1,034 million (US $35 million) one month revolving overdraft facility with Credit Suisse Zurich. The monthly revolving loan bears interest at 1 month LIBOR plus varying margin of about 1.8% per annum and is collateralized by crude oil sales. The amount of loan outstanding as of December 31, 2005 and 2004 was RR 299 million (US $10.3 million) and RR 789 million (US $28.4 million), respectively.

Interbank loans from foreign banks of RR 4,720 million as at December 31, 2004 had effective average interest rates of 5% per annum. As of 31 December 2005, the Group had no interbank loans consolidated in its financial statements.

Short-term Russian Rouble denominated debt.    Russian Rouble denominated short-term debt is primarily comprised of loans with Russian banks. Short-term Rouble denominated loans of RR 1,122 million and RR 7,350 million bear contractual interest rates of 6% to 14% and 8% to 10% per annum for the periods ended December 31, 2005 and December 31, 2004, respectively. The loans are collateralized by the assets of the Group.

Weighted-average interest rates for short-term debt, excluding short-term portion of long-term debt as of December 31, 2005 and 2004 were 8.36% and 6.15%, respectively.

Long-term foreign currency denominated debt.    In October 2002, the Group entered into loan agreement with BNP Paribas for US $300 million. The amount outstanding under this loan as of December 31, 2005 was RR 2,638 million of which RR 1,440 million is classified as current. The loan proceeds are payable in two tranches. The first tranche in the amount US $125 million bears interest at LIBOR plus 4.25% per annum and was fully redeemed in October 2005. The second tranche in the amount US $175 million bears interest at LIBOR plus 3.75%, per annum. The loan is collateralized by

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 12:    Debt (continued)

crude oil export contracts of 120 thousand tons per month, and matures in October 2007. The loan agreement requires compliance with certain financial covenants including, but not limited to, minimum levels of consolidated tangible net worth, and maximum debt and interest coverage ratios.

In March 2002 the Group entered into a US $200 million loan agreement with Credit Suisse First Boston. The amount of loan outstanding as of December 31, 2005 was RR 1,586 million of which RR 1,268 million is classified as current. The loan bears interest at LIBOR plus 3.78% per annum, is collateralized by crude oil export contracts of 80 thousand tons per month and matures in March 2007. The loan agreement requires compliance with certain financial covenants including, but not limited to, limitations on total indebtedness and total debt service.

In the years ended December 31, 2005, 2004 and 2003 the Group was in compliance with all covenants required by the loan agreements except for the covenant relating to the US $300 million debt facility with BNP Paribas and US $200 million debt facility with Credit Suisse First Boston which required the provision of its audited consolidated US GAAP financial statements for the year ended December 31, 2005 which was required to be sent to the banks by July 31, 2006. BNP Paribas and Credit Suisse issued waivers covering the Group’s audited consolidated financial statements for the year ended December 31, 2005 until November 15, 2006.

Eurobonds.    Eurobonds issued represent internationally traded long-term notes issued by Bank Zenit on June 12, 2003 with a face value of US $125 million and interest rate of 9.25% payable semi-annually in arrears on June 12 and December 12. The issue matures on June 12, 2006. The effective interest rate on the Eurobonds is 10%. The entire amount of Eurobonds outstanding at December 31, 2004 was RR 2,976 million. As of 31 December 2005, the amount outstanding under the Eurobonds is not reflected in the Group’s financial statements due to equity method of accounting of the Group’s investments in Bank Zenit.

Long-term Russian Rouble denominated debt. Long-term Russian Rouble denominated debt includes debentures and other loans bearing interest rates from 9% to 19%. Debentures outstanding as of December 31, 2005 amounted to RR 1,500 million. Other loans represent non-banking loans. The loans mature between July 2006 to June 2015.

The fair value of the Group’s long-term debt is similar to its book value. Fair value assessment is subject to considerable uncertainty.

Aggregate maturities of long-term debt outstanding at December 31, 2005 are as follows:

2006	4,436
2007	1,516
2008	150
2009	68
2010	—
Thereafter	31
Total long-term debt	6,201

Interest paid during the years ended December 31, 2005, 2004 and 2003 was RR 1,038 million, RR 1,728 million, and RR 1,796 million, respectively.

The Group has no subordinated debt and no debt that may be converted in an equity instrument of the Group.

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 13:    Notes payable and banking customer deposits

Notes payable are as follows:

	At December 31, 2005	At December 31, 2004
Bank notes payable	—	6,444
Other notes payable	1,278	2,998
Less: current notes payable	(384)	(6,615)
Less: due to related parties	(491)	—
Notes payable long-term	403	2,827

Bank notes payable for the year ended December 31, 2004 include short-term and long-term notes payable of Bank Zenit in the amounts of RR 5,903 million and RR 292 million, respectively, and short-term notes payable of Bank Devon-Credit in the amount of RR 249 million. Bank notes payable bear contractual interest rates ranging from 1% to 7% in 2004.

Other notes payable as of December 31, 2005 include short-term and long-term trade promissory notes payable to third parties and bear contractual interest rates ranging from 1% to 9%, respectively.

Long-term notes payable in the amounts of RR 128 million, RR 169 million and RR 106 million outstanding at December 31, 2005 are payable in 2007, 2008 and after 2009, respectively.

Banking customer deposits are as follows:

At December 31, 2004
Term deposits	16,849
Demand deposits	7,748
Less: current banking customer deposits	(20,552)
Less: due to related parties	(2,745)
Banking customer deposits long-term	1,300

Contractual interest rates were 7% for Russian Rouble interest deposits and 6% for foreign currency interest deposits for the year ended December 31, 2004.

The carrying values of notes payable and banking customer deposits approximate their fair values.

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 14:    Other Accounts Payable and Accrued Liabilities

Other accounts payable and accrued liabilities are as follows:

	At December 31, 2005	At December 31, 2004
Salaries and wages payable	2,909	2,265
Insurance provision	2,082	1,640
Payable under commission contracts	161	519
Payable under asset management contracts	—	414
Deferred revenues	137	218
Interest payable	9	63
Current portion of asset retirement obligations (Note 11)	32	14
Other accrued liabilities	1,767	1,672
Total other accounts payable and accrued liabilities	7,097	6,805

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 15:    Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for statutory tax purposes. Deferred tax assets (liabilities) are comprised of the following at December 31, 2005 and 2004:

	At December 31, 2005	At December 31, 2004
Inventories	692	—
Accounts receivable	—	130
Obligations under capital leases	181	253
Other accounts payable	204	215
Prepaid expenses and other current assets	100	210
Other	246	410
Deferred tax assets	1,423	1,218
Property, plant and equipment	(20,527)	(21,897)
Inventories	—	(271)
Long-term investments	(587)	(480)
Undistributed Earnings	(686)	(866)
Other liabilities	(493)	—
Deferred tax liabilities	(22,293)	(23,514)
Net deferred tax liability	(20,870)	(22,296)

At December 31, 2005 and 2004, deferred taxes were classified in the consolidated balance sheet as follows:

	At December 31, 2005	At December 31, 2004
Current deferred tax asset	749	694
Non-current deferred tax liability	(21,619)	(22,990)
Net deferred tax liability	(20,870)	(22,296)

Presented below is a reconciliation between the provision for income taxes and taxes determined by applying the statutory tax rate to income before income taxes:

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Income before income taxes and minority interest	42,577	35,296	14,657
Theoretical income tax expense at statutory rate	10,218	8,471	3,518
Increase (reduction) due to:
Non-deductible expenses	3,089	1,766	1,131
Non-taxable income	(59)	(100)	(275)
Other	433	724	208
Income tax expenses	13,681	10,861	4,582

No provision has been made for additional income taxes of RR 2,512 million on undistributed earnings of a foreign subsidiary. These earnings have been and will continue to be reinvested. These earnings could become subject to additional tax of approximately RR 377 million if they were remitted as dividends.

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 15:    Taxes (continued)

Income taxes paid during the years ended December 31, 2005, 2004 and 2003 was RR 15,490 million, RR 9,581 million, and RR 5,932 million, respectively.

In April 2005, the Company received a claim for back taxes from the federal tax authorities, based on their review of the Company’s tax filings for the years 2001, 2002 and 2003, in the amount of RR 1,380 million. This amount includes both alleged non-payment and under-payment of taxes as well as fines and penalties. The amount of the tax claim was accrued in the financial statements as of December 31, 2003. While the Group could have challenged this claim, the issue of any such claim would have been uncertain, given the results of recent Russian companies’ tax claims. In addition, the amounts claimed were significantly smaller than similar claims recently received by other Russian companies. Consequently, in May 2005 the Group paid the entire amounts claimed. The Company's 2004 and 2005 tax filings are currently under routine examination by taxing authorities. The Company does not anticipate any significant findings as a result of these examinations.

The Company is subject to a number of taxes other than income taxes, which are detailed as follows:

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Unified production tax	46,600	26,418	19,818
Export duties	65,667	29,232	18,174
Excise taxes	408	1,548	2,031
Property tax	1,488	1,252	1,389
Penalties and interest	1,166	4	686
Other	1,052	1,133	1,280
Total taxes other than income taxes	116,381	59,587	43,378

Export duties and excise taxes are included in revenues in the consolidated statements of operations and comprehensive income.

Through December 31, 2003, the base rate for the unified production tax was set at RR 340 per ton of crude oil produced and adjusted monthly depending on the market price of Urals blend and the Rouble exchange rate. The tax becomes zero if the Urals blend price falls to or below US $8.00 per barrel. Due to a change in legislation, from January 1, 2004 the base rate for the unified production tax increased to RR 347 per metric ton of crude oil produced. Effective from January 1, 2005 the base tax rate for the unified production tax was increased from RR 347 to RR 419 per ton of crude oil and non-taxable threshold was increased from US $8.00 per barrel to US $9.00 per barrel. From January 1, 2007, the unified production tax rate RR 419 per ton of crude oil is multiplied by the ratio which shows the dynamics of word crude oil prices and by depletion rate of an oil field. The depletion rates are registered in the clause 3 and 4 of the chapter 342 of the Tax Code.

At December 31, 2005 and 2004, taxes payable were as follows:

	At December 31, 2005	At December 31, 2004
Unified production tax	4,356	2,167
Value Added Tax on goods sold	2,485	2,028
Other	2,469	3,185
Total taxes payable	9,310	7,380

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

Russian transfer pricing legislation introduced January 1, 1999 provides taxing authorities with the ability to make transfer pricing adjustments and impose additional tax liabilities related to all controllable transactions, provided that the transaction price differs from the market price by more than 20%.

Controllable transactions include transactions with interdependent parties, as determined under the Russian Tax Code, and all cross-border transactions (irrespective whether such transactions are performed between related or unrelated parties), transactions where the price applied by a taxpayer differs by more than 20% from the price applied in similar transactions by the same taxpayer within a short period of time, and barter transactions. There is no formal guidance as to how these rules should be applied in practice. Furthermore, the arbitration court’s practice with respect to these matters is contradictory.

Note 16:    Share Capital, Additional Capital and Other Comprehensive Income

Authorized share capital.    At December 31, 2005 the authorized share capital consists of 2,178,690,700 voting common shares and 147,508,500 non-voting preferred shares; both classes of shares have a nominal value of RR 1.00 per share.

Golden share.    OAO Svyazinvestneftekhim, a company wholly owned by the government of Tatarstan, as of December 31, 2005 holds approximately 33.59% of the Company’s capital stock. These shares were contributed to Svyazinvestneftekhim by the Ministry of Land and Property Relations of Tatarstan in 2003. Tatarstan also holds a ‘‘Golden Share’’—a special governmental right—in Tatneft. The exercise of its powers under the Golden Share enables the Tatarstan government to appoint one representative to the Board of Directors and Revision Committee of the Company and to veto certain major decisions, including those relating to changes in the share capital, amendments to the Charter, liquidation or reorganization and ‘‘major’’ and ‘‘interested party’’ transactions as defined under Russian law. The Golden Share currently has an indefinite term. The Tatarstan government also controls a number of the Company’s suppliers and contractors, such as the electricity producer OAO Tatenergo and the petrochemicals company OAO Nizhnekamskneftekhim (see also Note 1).

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

Law and the Company’s charter in case of liquidation, preferred shareholders have priority over ordinary shareholders to be paid declared but unpaid dividends on preferred shares and the liquidation value of preferred shares, if any.

Amounts available for distribution to shareholders.    Amounts available for distribution to shareholders are based on the Company’s non-consolidated statutory accounts prepared in accordance with RAR, which differ significantly from US GAAP (see Note 2). The statutory accounts are the basis for profit distribution and other appropriations. Russian legislation identifies the basis of distribution as the current period net profit calculated in accordance with RAR. However, this legislation and other statutory laws and regulations dealing with distribution rights are open to legal interpretation. For the years ended December 31, 2005 and 2004, the Company had a statutory current profit of RR 36,563 million and RR 24,626 million, respectively, as reported in the published statutory accounts of the Company.

At the general meeting of shareholders on June 30, 2006, final 2005 dividends of RR 1 per common share and RR 1 per preferred share, expressed in nominal Russian Roubles, were approved for all shareholders.

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

Other comprehensive income.    The balance of accumulated other comprehensive income as reported on the consolidated balance sheet consists of the following components:

	At December 31, 2005	At December 31, 2004
Net unrealized gain on available-for-sale securities	—	19
Net foreign currency translation adjustment gain	336	161
Accumulated other comprehensive income	336	180

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 16:    Share Capital, Additional Capital and Other Comprehensive Income (continued)

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Income before cumulative effect of change in accounting principle	28,242	23,410	10,138
Common share dividends	(501)	(1,932)	(217)
Preferred share dividends	—	(296)	(148)
Income available to common and preferred shareholders, net of dividends	27,741	21,182	9,773
Basic:
Weighted average number of shares outstanding (millions of shares):
Common	1,997	1,990	1,983
Preferred	148	148	148
Combined weighted average number of common and preferred shares outstanding	2,145	2,138	2,131
Basic net income per share before cumulative effect of changes in accounting principle (RR)
Common	13.19	10.88	4.70
Preferred	12.94	11.91	5.59
Cumulative effect of changes in accounting principle (RR)
Common	—	—	2.23
Preferred	—	—	2.23
Basic net income per share (RR)
Common	13.19	10.88	6.93
Preferred	12.94	11.91	7.82
Diluted:
Weighted average number of shares outstanding (millions of shares):
Common	2,006	1,998	1,988
Preferred	148	148	148
Combined weighted average number of common and preferred shares outstanding assuming dilution	2,154	2,146	2,136
Diluted net income per share before cumulative effect of changes in accounting principle (RR)
Common	13.13	10.84	4.68
Preferred	12.88	11.87	5.58
Cumulative effect of changes in accounting principle (RR)
Common	—	—	2.22
Preferred	—	—	2.22
Diluted net income per share (RR)
Common	13.13	10.84	6.90
Preferred	12.88	11.87	7.80

Minority interest.    Minority interest is adjusted by dividends paid by the Group’s subsidiaries amounting to RR 261 million and RR 394 million at December 31, 2005 and 2004, respectively.

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 17:    Stock-Based Compensation

On December 31, 2000 the Board of Directors of the Company approved the Company’s stock compensation plan (the ‘‘Plan’’) for senior management and directors of the Company. Under the provisions of the Plan the Company is entitled to issue options to its directors and senior management on an annual basis based on approval of the Board of Directors. The Board of Directors determines the number and exercise price of options as well as their expiration and vesting periods. In accordance with the Plan for all options issued, the Company reserves the right to repurchase outstanding options at the price determinable as the maximum weighted average daily market price for the preceding three years for trades on the Moscow Interbank Currency Exchange less the exercise price of the option.

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

All options issued in 2005, 2004 and 2003 vest in 270 days from the grant date and expire in 365 days after the grant date. Each option gives the option holders the right to purchase one share of the Company. Since the options are granted with an option repurchase feature and because the Company expects to repurchase the stock options after vesting, variable accounting for stock-based compensation under APB No. 25, ‘‘Accounting for Stock Issued to Employees’’, and related Interpretations is applied. The compensation cost is determined prospectively as an excess of repurchase price over the exercise price of the option until full vesting is achieved. Total compensation cost is allocated rateably over the vesting period and a corresponding liability recorded in other accounts payable and accrued liabilities.

In 2005 and 2004 the Company issued 9,840,000 and 10,028,000 performance-related bonus certificates, respectively, for its senior management and directors with the right to repurchase outstanding options at the price determinable as the maximum weighted average daily market price for the preceding three years for trades on the Moscow Interbank Currency Exchange less the exercise price of option.

In 2004 and 2003 the Company repurchased the options granted in 2003 and 2002 through cash settlement at the price of RR 54.18 and RR 40.26 per option, respectively. In 2005, the Company repurchased bonus certificates issued in 2004 through a cash settlement at the price of RR 43.48. The amount of compensation expense in respect of the Plan recognized in the consolidated statements of operations for the years ended December 31, 2005, 2004 and 2003 was RR 894 million, RR 426 million and RR 179 million, respectively.

The following table summarizes the bonus certificates and stock option activity for the periods presented:

	2005		2004		2003
	Shares	Price	Shares	Price	Shares	Price
Outstanding, beginning of year	10,028,000	11.70	9,300,000	11.70	9,300,000	10.50
Granted	9,840,000	16.23	10,028,000	11.70	9,300,000	11.70
Repurchased	(10,028,000)	11.70	(9,300,000)	11.70	(9,300,000)	10.50
Outstanding, end of year	9,840,000	16.23	10,028,000	11.70	9,300,000	11.70
Exercisable, end of year	—	—	—	—	—	—

The remaining lives of options outstanding at December 31, 2005, 2004 and 2003 were 0.25, 0.04 and 0.50 years, respectively.

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 17:    Stock-Based Compensation (continued)

The fair value of the Group's stock options is the estimated present value at the date of grant using the Black-Scholes option pricing model with the following assumptions.

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Average grant date fair value of options	94.57	44.36	36.42
Assumption used:
Risk-free interest rate	4%	7%	6%
Dividend yield	1%	2%	1%
Volatility factor	38%	36%	36%
Expected life (years)	1	1	1

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

The Group’s investments in equity method investees and equity in the net income of investees accounted for by the equity method are included within exploration and production segments, as the Group’s major equity investees are engaged in exploration and production activities with an exception of the investment in Bank AK Bars and Bank Zenit. The investment and equity in the net income of Bank AK Bars and Bank Zenit are included within banking segment. The Group’s investments and equity in the income of the equity investees are disclosed in Note 7.

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

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 18:    Segment Information (continued)

As described in Note 4, in April 2005, the Group sold its 26.75% stake in Bank Zenit, which had the effect of reducing the Group's ownership interest in Bank Zenit to 25.95%. In December 2005, the Group sold all of its shares in Bank Devon-Credit, representing 92% of the total outstanding shares of Bank Devon-Credit, to Bank Zenit.

As a result of the sale of a significant part of the Group's participation in Bank Zenit and of all participation in Bank Devon-Credit, the Group no longer considers its banking activities to be significant to the Group's operations. Banking Group Zenit-Devon-Credit and Bank AK Bars are accounted for under the equity method in these consolidated financial statements.

For the years ended December 31, 2005, 2004 and 2003 the Group had one customer which accounted for RR 82,970 million, RR 54,499 million and RR 34,249 million of sales, which represents 28%, 26% and 22% of total sales, respectively. These sales are included within refining and marketing revenues. Management does not believe that the Group is reliant on any particular customer.

The Group evaluates performance of its reportable operating segments and allocates resources based on income or losses before income taxes and minority interest not including non-banking net interest expense and monetary effects. Segment accounting policies are the same as those disclosed in Note 3. Intersegment sales are at prices that approximate market.

Segment sales and other operating revenues.    Reportable operating segment sales and other operating revenues are stated in the following table:

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Exploration and production
Intersegment sales	204,011	124,076	93,155
Total exploration and production	204,011	124,076	93,155
Refining and marketing
Crude oil	31,143	19,727	11,346
Refined products	42,174	28,063	23,545
Domestic sales	73,317	47,790	34,891
Crude oil	45,385	16,890	9,470
Refined products	4,954	3,546	336
CIS sales(1)	50,339	20,436	9,806
Crude oil	127,407	85,706	69,511
Refined products	19,252	28,512	19,950
Non − CIS sales(2)	146,659	114,218	89,461
Total refining and marketing	270,315	182,444	134,158
Petrochemicals
Intersegment sales	829	294	233
Tires − domestic sales	11,538	9,510	7,764
Tires − CIS sales	2,427	1,875	1,799
Tires − non-CIS sales	815	977	739
Petrochemical and refined products	1,368	958	1,281
Total petrochemicals	16,977	13,614	11,816

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 18:    Segment Information (continued)

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Banking
Net interest income − intersegment	(144)	241	530
Net interest income	1,333	1,610	1,001
Total banking	1,189	1,851	1,531
Total segment sales	492,492	321,985	240,660
Other sales	13,841	10,156	9,177
Elimination of intersegment sales	(204,696)	(124,611)	(93,918)
Elimination of income from equity investments reported separately in the consolidated statement of operations and comprehensive income	(1,279)	(748)	(101)
Total sales and other operating revenues	300,358	206,782	155,818

(1)	CIS is an abbreviation for Commonwealth of Independent States (excluding the Russian Federation).

(2)	Non-CIS sales of crude oil and refined products are mainly made to European markets.

Segment earnings and assets.    Segment earnings are as follows:

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Segment earnings (loss)
Exploration and production	40,366	32,871	13,566
Refining and marketing	1,222	2,304	2,730
Petrochemicals	(223)	495	(311)
Banking	1,239	225	421
Total segment earnings	42,604	35,895	16,406
Exchange gain (loss)	67	41	(225)
Interest expense, net	(94)	(640)	(1,524)
Income before income taxes and minority interest	42,577	35,296	14,657

Segment assets are as follows:

	At December 31, 2005	At December 31, 2004
Assets
Exploration and production	220,213	200,676
Refining and marketing	45,830	52,054
Petrochemicals	11,233	9,743
Banking	4,868	47,088
Total assets	282,144	309,561

The Group’s assets and operations are primarily located and conducted in Russia.

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 18:    Segment Information (continued)

Segment depreciation, depletion and amortization and additions to property, plant and equipment are as follows:

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Depreciation, depletion and amortization
Exploration and production	9,331	7,271	7,150
Refining and marketing	588	821	742
Petrochemicals	1,094	1,108	924
Banking	—	37	34
Total segment depreciation, depletion and amortization	11,013	9,237	8,850
Additions to property, plant and equipment
Exploration and production	13,337	15,210	21,320
Refining and marketing	1,428	1,411	2,766
Petrochemicals	496	2,278	1,768
Banking	—	243	86
Total additions to property, plant and equipment	15,261	19,142	25,940

Note 19:    Related Party Transactions

Transactions are entered into in the normal course of business with significant shareholders, directors and companies with which the Group has significant shareholders and directors in common (see also Note 1). These transactions include sales of crude oil and refined products, purchases of electricity and banking transactions.

Svyazinvestneftekhim, which is wholly-owned by the Tatarstan government, is the Group’s largest shareholder, owning, directly and through its subsidiary Investneftekhim, 33.59% of capital stock and 35.87% of the Company’s ordinary shares as of May 15, 2006. The Tatarstan government also holds a Golden Share. Currently, four of the Company’s directors, including the Chairman of the Board, are senior members of the Tatarstan government. In the ordinary course of business, the Group regularly enters into transactions with other entities that are controlled, either directly or indirectly, by the government of Tatarstan. These enterprises include, among others, Tatenergo and Nizhnekamskneftekhim.

In 2003, at the request of the Tatarstan government, the Company purchased a promissory note due in 2022 in the amount of RR 1,197 million issued by Nedoimka, a unitary company controlled by the government of Tatarstan. Nedoimka used the proceeds of this transaction to finance social expenditures planned under Tatarstan’s budget. Management believed that this promissory note was not recoverable. Consequently, the Group wrote off the promissory note during 2003, resulting in a charge to operations of RR 1,197 million.

In addition, in 2003, 2004 and 2005 the Group made a significant portion of its export sales of crude oil and refined products to Efremov Kautschuk GmbH, a subsidiary of OAO Efremovsky Zavod Sinteticheskogo Kauchuka, which sells the Company’s crude oil outside of Russia and the CIS. OAO Efremovsky Zavod Sinteticheskogo Kauchuka was in 2005, 2004 and 2003 a related party to the Group as members of the Group’s senior management are on its board of directors. Sales to Efremov Kautschuk GmbH totaled RR 82,324 million for the year ended December 31, 2005.

In January 2004, Efremov Kautschuk GmbH, was announced as the winner of a privatization auction for 65.8% of Turkey’s oil refining monopoly Tupras. Subsequently, Efremov Kautschuk GmbH formed a

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 19:    Related Party Transactions (continued)

consortium with Zorlu Holding A.S. and established a joint venture, Tatneft-Zorlu, of which the Group agreed to purchase 50% if Tatneft-Zorlu acquired shares in Tupras. On June 6, 2004, Turkey’s Administrative Court invalidated the tender for the sale of controlling stake in Tupras in a suit brought by the trade union representing Tupras workers, and this decision was upheld on appeal by the Supreme Administrative Court of Turkey in November 2004. As a result, the Group’s agreement to purchase 50% of Tatneft-Zorlu was terminated. In September 2005 the government of Turkey held a new auction for 51% of Tupras. According to press reports, the shares were acquired by a consortium led by Koc Holding with minority participations by Shell Company of Turkey and Shell Overseas Investments (part of Royal Dutch Shell), Aygaz and Opet of Turkey. The Group did not participate in this new auction and have no commitment to participate in any future auction or tender for the sale of Tupras shares, which may be organized by the government of Turkey, or otherwise to acquire any shares in Tupras.

In January 2004, at the request of the Tatarstan government, the Company purchased interest-free promissory notes due in 2024 in the amount of RR 960 million from Tatgospostavki, a unitary company controlled by the government of Tatarstan. Tatgospostavki used the proceeds of this transaction to finance social expenditures planned under Tatarstan’s budget.

In September 2004, the Group borrowed RR 2.0 billion under a loan agreement with Svyazinvestneftekhim. The purpose of the loan was to finance construction of a new refinery by TKNK. The loan interest rate was 0.01% per annum, and matured in March 2014. As the joint venture parties reached a deadlock with respect to the financing of this project, the Group repaid the loan in two tranches, RR 1,000 million each, in February 2005 (see Note 4).

In July 2005, the Group provided a subordinated loan to Bank Zenit in the amount of RR1.7 billion, maturing in 7 years, bearing interest at 8.5% per annum.

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 19:    Related Party Transactions (continued)

The amounts of transactions for each year and the outstanding balances at each year end with related parties are as follows:

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Sales of crude oil	63,247	53,728	23,644
Volumes of crude oil sales (thousand tons)	6,403	8,937	4,409
Sales of refined products	23,866	27,962	14,080
Volumes of refined product sales (thousand tons)	2,870	5,106	4,101
Sales of petrochemical products	2,105	4,372	671
Other sales	1,074	1,066	704
Purchases of crude oil	(1,304)	(4,893)	(798)
Volumes of crude oil purchases (thousand tons)	143	1,244	249
Purchases of refined products	(51)	(2,190)	—
Volumes of refined products purchases (thousand tons)	14	495	—
Purchases of petrochemical products	(3,578)	(2,139)	(2,072)
Purchases of electricity	(4,089)	(3,491)	(2,940)
Other purchases	(3,551)	(1,671)	(1,186)
Interest receivable	—	103	12
Bank commission receivable	—	19	6
Additions to property, plant and equipment	(677)	(1,240)	(2,223)

	At December 31, 2005	At December 31, 2004
Assets
Trade accounts receivable (Note 6)	5,235	9,222
Notes receivable	3,960	332
Certificates of deposit	4,030	—
Loans receivable and advances (Note 10)	1,192	12,600
Due from related parties short-term	14,417	22,154
Long-term loans receivable (Note 10)	2,561	—
Due from related parties long-term	2,561	—
Liabilities
Banking customer deposits (Note 13)	—	(2,745)
Loans payable	—	(12)
Notes payable (Note 13)	(43)	—
Short-term debt (Note 12)	(948)	(2,000)
Trade accounts payable	(467)	(501)
Due to related parties short-term	(1,458)	(5,258)
Notes payable (Note 13)	(448)	—
Due from related parties long-term	(448)	—
Capital lease obligations	(754)	(1,054)
Other
Loan guarantees	(1,856)	(126)

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

Credit risk.    The Group’s financial instruments that are potentially exposed to concentrations of credit risk consist primarily of accounts receivables, cash and cash equivalents, prepaid VAT as well as loans receivable and advances. A significant portion of the Group’s accounts receivable is due from domestic and export trading companies. The Group does not generally require collateral to limit the exposure to loss; however, sometimes letters of credit and prepayments are used. Although collection of these receivables could be influenced by economic factors affecting these entities, management believes there is no significant risk of loss to the Group beyond provisions already recorded.

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

Prepaid VAT, representing amounts paid to suppliers, is recoverable from the tax authorities via offset against VAT payable to the tax authorities on the Group's revenue or direct cash receipts from the tax authorities. Management periodically reviews the recoverability of the balance of prepaid VAT and believes it is fully recoverable within one year.

Note 21:    Commitments and Contingent Liabilities

Guarantees, letters of credit and commitments.    At December 31, 2005, the Group guaranteed a third party’s debt obligations to Bank Zenit in the amount of RR 526 million. As of December 31, 2005, the Group had not recorded any liability in its consolidated financial statements in connection with these guarantees as the Group does not believe, based on information available, that it is probable any amounts will be paid under these guarantees. These guarantees expire in 2009 and the Group’s total exposure including interest on the underlying loans is RR 526 million.

At December 31, 2005, the Group had letters of credit outstanding totaling US$ 4.5 million and Euro 1.0 million, primarily for the benefit of certain customers and suppliers. All letters of credit were issued through Bank Zenit.

At December 31, 2004, Bank Zenit had credit related loan commitments and guarantees of RR 4,567 million.  The contractual amount of these commitments represents the value at risk to the consolidated financial statements if the bank’s clients default and all existing collateral becomes worthless. The Group has not recognized a liability for these commitments as either the guarantees were issued prior to December 31, 2002 and have not been subsequently modified, or the fair value of the obligations is not material.

Operating environment.    While there have been improvements in the economic situation in the Russian Federation in recent years, the country continues to display some characteristics of an emerging

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 21:    Commitments and Contingent Liabilities (continued)

market. These characteristics include, but are not limited to, the existence of a currency that is not easily convertible in most countries outside of the Russian Federation and relatively high inflation. The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

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

Environmental contingencies.    The Group, through its predecessor entities, has operated in Tatarstan for many years without developed environmental laws, regulations and Group policies. Environmental regulations and their enforcement are currently being considered in the Russian Federation and the Group is monitoring its potential obligations related thereto. The outcome of environmental liabilities under proposed or any future environmental legislation cannot reasonably be estimated at present, but could be material. Under existing legislation, however, management believes that there are no probable liabilities, which would have a material adverse effect on the operating results or financial position of the Group.

Legal contingencies.    The Group is subject to various lawsuits and claims arising in the ordinary course of business. The outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present. In the case of all known contingencies the Group accrues a liability when the loss is probable and the amount is reasonably estimable. Based on currently available information, management believes that it is remote that future costs related to known contingent liability exposures would have a material adverse impact on the Group’s consolidated financial statements.

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

In addition, the Group is committed to make certain contributions which are determined solely at the discretion of the Group’s or its subsidiaries’ management but not less than the minimum annual payment regulated by current Russian legislation. Also the provisions of collective agreements concluded on an annual basis between the Company or its subsidiaries and their employees require the Group to pay certain post-employment and other benefits, to follow health and safety standards as well as a variety of other social benefits in excess of those required by law. In 2005, 2004 and 2003 the contributions to the non-governmental pension plan and post-employment benefit payments were not material (see also Note 1).

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

F-49

TATNEFT

Notes to Consolidated Financial Statements (Continued)
(in millions of Russian Roubles)

Note 21:    Commitments and Contingent Liabilities (continued)

Banking commitments and contingent liabilities.    Bank Zenit fiduciary assets and trust arrangements at nominal value amounted to RR 8,928 million at December 31 2004, and recorded off balance sheet as they are not assets of Bank Zenit. There is no insurance coverage maintained.

The Central Bank of Russian Federation requires banks to maintain a capital adequacy ratio of 10% of risk-weighted assets, computed based on Russian accounting legislation. As of December 31, 2004, the Bank Zenit and Bank Devon-Credit capital adequacy ratios exceeded the statutory minimum on this basis.

As of 31 December 2005 the Group’s investments in Bank Zenit are accounted for under the equity method.

Note 22:    Subsequent Events

New significant lending.    In April 2006, the Group provided a subordinated loan to Bank Devon-Credit in the amount of RR 900 million, maturing in 7 years, bearing a 7.5% interest per annum.

Changes in the Group’s composition.    As a result of additional participation shares issued by IPCG Fund during 2006, the Group’s ownership has been reduced to less than 50%. Upon expiration of IPCG Fund subscription period at December 31, 2006, the Company will evaluate the accounting treatment of its interest and the related effect on its treasury shares transferred to IPCG Fund. During 2006, IPCG Fund also acquired a 40.98% interest in Bank Zenit.

In May 2006 the Group increased it’s shareholding in Bank Zenit up to 39.73% as a result of acquiring newly issued shares of the bank.

In June 2006 the Group increased its shareholding in Bank AK Bars up to 32.27% as a result of acquiring newly issued shares.

In April 2006, the Group acquired 100% shares of OAO ‘‘LDS-1000’’, the owner of the ice hockey arena in the city of Kazan, for RR 2.9 billion.

On October 23, 2006, the Group entered into a five-year fiduciary management agreement with the Tatarstan government for the fiduciary management of 426,293,985 ordinary shares, or 28.78%, of ZAO Ukrtatnafta held by the Tatarstan government, for a management fee payable to the Group by the government. Under this agreement, the Group is entitled to propose candidates for the board of directors and the management board and to vote the shares in its fiduciary management at shareholders’ meetings, on instructions of the Tatarstan government if the vote relates to major transactions, reorganization, changes in the capital stock, amendments to the charter, establishment of subsidiaries and election of members of the board of directors and the management board. The Group is not entitled to receive dividends paid on the shares in our fiduciary management. The Group may not dispose any of the shares in its fiduciary management without a prior written consent of the Tatarstan government.

Other.    In February 2006 the Group transferred RR 2 billion into fiduciary management to Investment Bank Vesta, LLC, a related party, which is controlled by an affiliate of a senior executive of the Group.

F-50

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

Costs Incurred in Exploration and Development Activities

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Exploration costs	1,378	1,168	1,091
Development costs	8,517	8,087	6,679
Total costs incurred in exploration and development activities	9,895	9,255	7,770

Property acquisitions are immaterial to the Group’s oil activities.

Capitalized Costs of Proved Oil Properties

	At December 31, 2005	At December 31, 2004
Wells, support equipment and facilities	264,951	262,672
Uncompleted wells, equipment and facilities	2,314	3,285
Total capitalized costs of proved oil properties	267,265	265,957
Accumulated depreciation, depletion and amortization	(123,776)	(123,748)
Net capitalized costs of proved oil properties	143,489	142,209

The following information pertains to the drilling activities of the Group:

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Net productive development wells drilled	350	359	420	427
Net productive exploratory wells drilled	37	29	28	35
Total wells drilled	387	388	448	462

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

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Revenues from net production:
Sales	192,176	105,807	79,344
Transfers(1)	11,835	18,269	13,811
Total revenues from net production	204,011	124,076	93,155
Less:
Production costs(2)	29,373	26,500	26,562
Exploration expenses	1,029	861	812
Depreciation, depletion and amortization	9,331	7,271	6,985
Taxes other than income taxes	108,716	48,916	32,977
Related income taxes	13,335	9,726	6,197
Results of operations for oil and gas producing activities	42,227	30,802	19,622

(1)	Transfers represent crude oil to the refining subsidiaries at the estimated market price of those transactions.

(2)	Production costs include transportation expenses and accretion of discount in accordance with SFAS 143.

The average sales price (including transfers) per ton for 2005, 2004 and 2003 are RR 7,967, RR 4,891 and RR 3,736, respectively. The average production cost per ton for 2005, 2004, and 2003 are RR 1,147, RR 1,045 and RR 1,065, respectively.

Proved Oil Reserves

As determined by the Group's independent reservoir engineers, Miller and Lents, Ltd., the following information presents the balances of proved oil reserves at December 31, 2005, 2004 and 2003. The definitions used are in accordance with applicable US Securities and Exchange Commission (‘‘SEC’’) regulations.

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

Net proved reserves of crude oil recoverable up to license expiry dates presented in the tables below includes the effect of the Group renewal of the Romashkinskoye Field in July, 2006, which was extended through 2038.

Net proved reserves of crude oil at December 31, 2005:

	Net proved reserves of crude oil recoverable up to license expiry dates		Net proved reserves of crude oil recoverable past license expiry dates		Total net proved reserves of crude oil
	(millions of barrels)	(millions of tons)	(millions of barrels)	(millions of tons)	(millions of barrels)	(millions of tons)
Net proved developed producing reserves	2,382	334	1,216	171	3,598	505
Net proved developed non-producing reserves	716	101	1,294	181	2,010	282
Net proved developed reserves	3,098	435	2,510	352	5,608	787
Net proved undeveloped reserves	69	10	195	27	264	37
Net proved developed and undeveloped reserves	3,167	445	2,705	379	5,872	824

Net proved reserves of crude oil at December 31, 2004:

	Net proved reserves of crude oil recoverable up to license expiry dates		Net proved reserves of crude oil recoverable past license expiry dates		Total net proved reserves of crude oil
	(millions of barrels)	(millions of tons)	(millions of barrels)	(millions of tons)	(millions of barrels)	(millions of tons)
Net proved developed producing reserves	1,286	180	2,168	305	3,454	485
Net proved developed non-producing reserves	145	20	1,931	271	2,076	291
Net proved developed reserves	1,431	200	4,099	576	5,530	776
Net proved undeveloped reserves	45	6	226	32	271	38
Net proved developed and undeveloped reserves	1,476	206	4,325	608	5,801	814

TATNEFT

Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited)
(in millions of Russian Roubles)

Proved Oil Reserves (continued)

Net proved reserves of crude oil at December 31, 2003:

	Net proved reserves of crude oil recoverable up to license expiry dates		Net proved reserves of crude oil recoverable past license expiry dates		Total net proved reserves of crude oil
	(millions of barrels)	(millions of tons)	(millions of barrels)	(millions of tons)	(millions of barrels)	(millions of tons)
Net proved developed producing reserves	1,448	204	2,067	290	3,515	494
Net proved developed non-producing reserves	531	75	1,536	215	2,067	290
Net proved developed reserves	1,979	279	3,603	505	5,582	784
Net proved undeveloped reserves	137	19	240	34	377	53
Net proved developed and undeveloped reserves	2,116	298	3,843	539	5,959	837

Movements in Proved Oil Reserves

	Net proved reserves of crude oil recoverable up to license expiry dates		Net proved reserves of crude oil recoverable past license expiry dates		Total net proved reserves of crude oil
	(millions of barrels)	(millions of tons)	(millions of barrels)	(millions of tons)	(millions of barrels)	(millions of tons)
Balance at December 31, 2002	2,362	332	3,610	506	5,972	838
Revisions	(70)	(9)	233	33	163	24
Production	(176)	(25)	—	—	(176)	(25)
Balance at December 31, 2003	2,116	298	3,843	539	5,959	837
Revisions	(459)	(67)	482	69	23	2
Production	(181)	(25)	—	—	(181)	(25)
Balance at December 31, 2004	1,476	206	4,325	608	5,801	814
Revisions	1,873	265	(1,620)	(229)	253	36
Production	(182)	(26)	—	—	(182)	(26)
Balance at December 31, 2005	3,167	445	2,705	379	5,872	824

Standardized Measure, Including Year-to-Year Changes Therein, of Discounted Future Cash Flows

For the purposes of the following disclosures, estimates were made of quantities of proved reserves and the periods in which they are expected to be produced. Future cash flows were computed by applying year-end prices (as described below) to the Group’s estimated annual future production from proved oil reserves. Future development and production costs were computed by applying year-end costs to be incurred in producing and further developing the proved reserves. Future income taxes were computed by applying, generally, year-end statutory tax rates (adjusted for tax deductions, tax credits and allowances) to the estimated future pretax cash flows. The discount was computed by application of a 10% discount factor. The calculations assumed the continuation of existing political, economic, operating and contractual conditions at each of December 31, 2005, 2004, and 2003. However, such arbitrary assumptions have not necessarily proven to be the case in the past and may not in the future. Other assumptions of equal validity would give rise to substantially different results. As a result, future cash flows calculated under this methodology are not necessarily indicative of the Group’s future cash flows nor the fair value of its oil reserves.

TATNEFT

Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited)
(in millions of Russian Roubles)

Standardized Measure, Including Year-to-Year Changes Therein, of Discounted Future Cash Flows (continued)

The net price used in the forecast of future net revenue is the weighted average year end price received for sales domestically, for exports to Commonwealth of Independent States (‘‘CIS’’) countries, and for exports to non-CIS countries, after adjustments, where applicable, for certain costs, duties, and taxes. The weighted average net prices per ton used in the forecasts for 2005, 2004, and 2003, are US $159.71, US $153.38 and US $120.61 (US $22.42, US $21.53 and US $16.93 per barrel), respectively. The Company determined the appropriate mix between domestic sales, exports to CIS countries and exports to non-CIS countries using historic percentages which are supported by export quotas granted to the Company by the government. The Company assumes that the current level of export quotas will remain unchanged through the life of reserves.

	As of December 31, 2005
	Future cash flows attributable to net proved reserves recoverable up to license expiry dates	Future cash flows attributable to net proved reserves recoverable past license expiry dates	Future cash flows attributable to total recoverable net proved reserves
Future cash inflows from production	2,151,477	1,838,103	3,989,580
Future development and production costs	(1,120,905)	(1,223,609)	(2,344,514)
Future income taxes	(287,873)	(97,226)	(385,099)
Future net cash flows	742,699	517,268	1,259,967
10% annual discount	(440,005)	(447,128)	(887,133)
Discounted future net cash flows	302,694	70,140	372,834

	As of December 31, 2004
	Future cash flows attributable to net proved reserves recoverable up to license expiry dates	Future cash flows attributable to net proved reserves recoverable past license expiry dates	Future cash flows attributable to total recoverable net proved reserves
Future cash inflows from production	739,552	2,167,020	2,906,572
Future development and production costs	(418,843)	(1,376,825)	(1,795,668)
Future income taxes	(113,910)	(143,125)	(257,035)
Future net cash flows	206,799	647,070	853,869
10% annual discount	(65,050)	(537,500)	(602,550)
Discounted future net cash flows	141,749	109,570	251,319

	As of December 31, 2003
	Future cash flows attributable to net proved reserves recoverable up to license expiry dates	Future cash flows attributable to net proved reserves recoverable past license expiry dates	Future cash flows attributable to total recoverable net proved reserves
Future cash inflows from production	1,092,195	1,984,230	3,076,425
Future development and production costs	(636,470)	(1,237,051)	(1,873,521)
Future income taxes	(157,631)	(121,647)	(279,278)
Future net cash flows	298,094	625,532	923,626
10% annual discount	(109,124)	(527,740)	(636,864)
Discounted future net cash flows	188,970	97,792	286,762

TATNEFT

Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited)
(in millions of Russian Roubles)

Standardized Measure, Including Year-to-Year Changes Therein, of Discounted Future Cash Flows (continued)

Changes in the Standardized Measure of Discounted Future Net Cash Flows From Proved Reserve Quantities

	Year ended December 31, 2005
	Future cash flows attributable to net proved reserves recoverable up to license expiry dates	Future cash flows attributable to net proved reserves recoverable past license expiry dates	Future cash flows attributable to total net proved reserves
Beginning of year	141,749	109,570	251,319
Sales and transfers of oil produced, net of production costs and other operating expenses	(65,921)	—	(65,921)
Net change in prices received per ton, net of production costs and other operating expenses	38,882	76,766	115,648
Change in estimated future development costs	(7,386)	(4,293)	(11,679)
Revisions of quantity estimates	230,696	(171,581)	59,115
Development costs incurred during the period	8,517	—	8,517
Accretion of discount	21,830	12,222	34,052
Net change in income taxes	(70,003)	34,941	(35,062)
Other	4,330	12,515	16,845
End of year	302,694	70,140	372,834

	Year ended December 31, 2004
	Future cash flows attributable to net proved reserves recoverable up to license expiry dates	Future cash flows attributable to net proved reserves recoverable past license expiry dates	Future cash flows attributable to total net proved reserves
Beginning of year	188,970	97,792	286,762
Sales and transfers of oil produced, net of production costs and other operating expenses	(47,765)	—	(47,765)
Net change in prices received per ton, net of production costs and other operating expenses	146,120	(133,551)	12,569
Change in estimated future development costs	20,895	(24,093)	(3,198)
Revisions of quantity estimates	(92,267)	88,778	(3,489)
Development costs incurred during the period	8,087	—	8,087
Accretion of discount	26,581	9,144	35,725
Net change in income taxes	21,416	(19,630)	1,786
Other	(130,288)	91,130	(39,158)
End of year	141,749	109,570	251,319

TATNEFT

Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited)
(in millions of Russian Roubles)

Changes in the Standardized Measure of Discounted Future Net Cash Flows From Proved Reserve Quantities (continued)

	Year ended December 31, 2003
	Future cash flows attributable to net proved reserves recoverable up to license expiry dates	Future cash flows attributable to net proved reserves recoverable past license expiry dates	Future cash flows attributable to total net proved reserves
Beginning of year	168,602	70,772	239,374
Sales and transfers of oil produced, net of production costs and other operating expenses	(34,194)	—	(34,194)
Net change in prices received per ton, net of production costs and other operating expenses	77,633	35,356	112,989
Change in estimated future development costs	4,532	(8,347)	(3,815)
Revisions of quantity estimates	(8,514)	5,024	(3,490)
Development costs incurred during the period	6,958	—	6,958
Accretion of discount	21,228	8,195	29,423
Net change in income taxes	(41,721)	13,847	(27,874)
Other	(5,554)	(27,055)	(32,609)
End of year	188,970	97,792	286,762

APPENDIX A

TATNEFT’S BANKING OPERATIONS

Banking Operations

Until 2004, we conducted our banking operations through, and consolidated the results of, Bank Zenit and Bank Devon-Credit and we owned shares in a number of banking and financial entities. As of December 31, 2004, our most significant banking subsidiaries were as follows:

•	Bank Zenit. Until April 2005, we owned 52.7% of Bank Zenit, a Russian commercial bank founded in December 1994 and based in Moscow. Bank Zenit is the twenty-third largest bank by net profit out of the thirty largest banks currently operating in Russia, the twenty-first by net assets and the nineteenth by capital as of July 1, 2006, as calculated under RAR, according to Kommersant: Money magazine. Bank Zenit has branches in Rostov-on-Don, Nizhny Novgorod, Almetyevsk, Gorno-Altaisk, St. Petersburg, Kemerovo and Kursk, a representative office in Kazan and additional offices in Kazan and Nizhnekamsk. In April 2005, our wholly-owned subsidiary Tatneft Oil AG sold its 26.75% stake in Bank Zenit to three companies acting for the benefit of certain beneficiaries of Urals Energy. This transaction had the effect of reducing our ownership interest in Bank Zenit to 25.95%. In May 2006, we acquired 48.92% of newly-issued shares in Bank Zenit, increasing our current shareholding to 39.73%.

•	Bank Devon-Credit. Until December 2005, we owned approximately 92% of Bank Devon-Credit, an Almetyevsk-based retail and commercial bank that serves southeastern Tatarstan. Bank Devon-Credit is the one hundred fourth largest Russian bank by net assets and the sixty-eighth by capital as of July 1, 2006, as calculated under RAR, according to Kommersant: Money magazine. Bank Devon-Credit serves Tatneft and much of the local population in Almetyevsk and the southeast of Tatarstan through a network of 13 branch offices. We sold the totality of our stake in Bank Devon-Credit in December 2005 to Bank Zenit.

•	Bank Ak Bars. We currently own approximately 32.27% of Bank Ak Bars, a private bank located in the Republic of Tatarstan. Bank Ak Bars is the twenty-seventh largest bank by net profit out of the thirty largest banks currently operating in Russia, the eighteenth by net assets and the sixteenth by capital as of July 1, 2006, as calculated under RAR, according to Kommersant: Money magazine. We increased our shareholding from 29.46% to 32.27% in 2006. Bank Ak Bars has held approximately 1% of Tatneft’s Ordinary Shares since 2000.

As a result of the sale of a significant part of our participation in Bank Zenit and of all our participation in Bank Devon-Credit in 2005, we no longer consider our banking activities to be significant to our operations. For more comprehensive information about our sale of the shares of Bank Zenit and Bank Devon-Credit, see Note 4 and Note 18 to our audited consolidated financial statements included in this annual report.

The principal banking business activity was commercial banking operations within the Russian Federation. The number of employees engaged in our banking activities was 1,823 and 1,642 at December 31, 2004 and 2003, respectively. Bank Zenit employed 1,218 and 1,101 persons at December 31, 2004 and 2003, respectively, and Bank Devon-Credit employed 574 and 539 persons at December 31, 2004 and 2003, respectively.

Because Bank Zenit was our only significant banking subsidiary, unless otherwise indicated, all information provided in the following sections is solely with respect to Bank Zenit. Information provided is presented after elimination of intercompany balances and transactions between Bank Zenit and other members of our consolidated Group.

Banking Supervision and Regulation

The Russian banking sector

The Russian banking sector consists of the Central Bank, credit organizations (banks and non-bank credit organizations) and representative offices of foreign banks. As of September 1, 2006, 1,211 credit organizations were operating in Russia. A majority (618 as of September 1, 2006) of operating Russian credit organizations are located in Moscow and the Moscow region. Currently, there are no branches of foreign banks in Russia.

According to the Central Bank (based on RAR financial statements), as of September 1, 2006, total assets of Russian credit organizations were RR12.1 trillion. Loans, deposits and similar instruments comprised 66.1% (RR8 trillion) of all assets of credit organizations (overdue loans inclusive), including 43.4% (RR5.3 trillion) of loans to the non-financial sector and 6.1% (RR0.7 trillion) of loans to and deposits with banks (overdue loans exclusive). Overdue loans, deposits and similar instruments accounted for approximately 0.9% of all banking assets. Investments in securities by credit organizations represented 15.7% (RR1.9 trillion), including 4.5% (RR0.5 trillion) in debt securities of the Russian Federation, of total assets of Russian credit organizations.

According to the Central Bank (based on RAR financial statements), as of September 1, 2006, the total liabilities of Russian credit organizations amounted to RR12.1 trillion, including interbank deposits comprising 11.5% (RR1.4 trillion) and debt securities comprising 7.6% (RR0.9 trillion) of the total liabilities of Russian credit organizations, while client funds accounted for 60% (RR7.2 trillion) of the total liabilities of Russian credit organizations.

According to the Central Bank, as of September 1, 2006, 1,155 operating credit organizations were profitable (under RAR), while 53 were not.

Legislative Framework for the Russian Banking Sector

The main laws regulating the Russian banking sector are the Federal Law of December 2, 1990 No. 395-1 ‘‘On Banks and Banking Activity’’, as amended (the ‘‘Banking Law’’) and the Federal Law of July 10, 2002 No. 86-FZ ‘‘On the Central Bank of the Russian Federation (Bank of Russia),’’ as amended (the ‘‘Central Bank Law’’). Among other things, they define credit organizations, set out the list of banking operations and other transactions that may be performed by credit organizations and establish the framework for the registration and licensing of credit organizations and the regulation of banking activity by the Central Bank.

Credit Organizations and Their Operations

Banks provide a wide range of banking services while non-bank credit organizations conduct only a limited number of banking operations, such as maintaining accounts and processing payments on behalf of various companies. In addition, commercial legal entities may, subject to certain conditions set forth in the Banking Law, accept cash payments for utilities from individuals. The activities of representative offices of foreign banks are generally limited to facilitating the banking operations and representing the interests of their parent banks. Under the Central Bank Regulation No. 109-I of January 14, 2004, a credit organization can be created in the form of a joint stock company, a limited liability company or a company with additional liability, although in practice the latter form is not used. Applicants may be incorporated either inside or outside Russia, although, foreign applicants are subject to stricter requirements. An application for state registration of a new bank needs to be accompanied by a feasibility report regarding the future business activity of the credit organization, detailed information on the suitability of its management and certain other information. A credit organization’s application for a Central Bank license may be rejected if the submitted documents do not comply with the requirements set forth in the Banking Law and the Central Bank’s regulations, the financial or banking records of the founders of a credit organization are unsatisfactory, the proposed candidates for the executive and chief accountant positions do not meet qualification requirements and for certain other reasons. A detailed procedure for registration of, and issuance licenses to, credit organizations is established in the Central Bank Regulation No. 109-I of January 14, 2004.

The Banking Law authorizes Russian credit organizations to incorporate subsidiaries and open branches outside Russia with prior approval of the Central Bank. The opening of a representative office of a Russian credit organization outside Russia requires a notification of the Central Bank.

Acquisitions in the banking sector are subject to specific banking and antimonopoly rules. According to the Banking Law, the Central Bank must be notified of an acquisition of more than 5% of the participation interest in a credit organization by any individual or a legal entity, or a group of individuals and/or legal entities, and it must give prior consent to an acquisition of more than 20% of the participation interest in a credit organization. Certain transactions with non-resident acquirers of credit organizations are subject to special rules. In addition, the Federal Law No. 135-FZ ‘‘On Protection of Competition’’ of July 26, 2006 (the ‘‘Antimonopoly Law’’), requires the prior consent of the Federal Antimonopoly Service of the following actions:

•	acquisition of more than 25% of the voting shares of a credit organization in the form of joint stock company and any subsequent increases of ownership past thresholds of more than 50% and more than 75% of its voting shares (1/3, 1/2 and 2/3 of interest participation of a credit organization in the form of limited liability company respectively);

•	acquisition of assets of a credit organization in excess of amount established by the Governments;

•	acquisition of rights to determine activity of a credit organization or to exercise powers of its executive body;

provided that asset value of such credit organization based on the most recent balance sheet exceeds the amount established by the Government requires.

Following the Antimonopoly Law became effective, no regulations of the Government and/or the Federal Antimonopoly Service have been passed thereunder. The Federal Antimonopoly Service did not issue any guidelines of how the old regulations should apply to antimonopoly clearance procedures, in particular, the Antimonopoly Law did not specify the correlation between the threshold established by the Government Regulation No. 194 of March 7, 2000 with reference to credit organization’s charter capital and the ones established by the Antimonopoly Law with reference to credit organization’s assets.

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

The retail deposit insurance system was established recently. As of September 1, 2006, 952 banks were admitted into the retail deposit insurance system. Bank Zenit, Bank Devon-Credit and Bank Ak Bars were all accepted into the system for the insurance of deposits on November 30, 2004, December 15, 2004 and November 23, 2004, respectively.

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

Under the Deposit Insurance Law, which came into effect on December 27, 2003, the protection for each client is limited to RR190,000 per bank and banks are required to make quarterly payments into a deposit insurance fund. The insurance payment from the deposit insurance fund will be payable to depositors if a bank’s license has been revoked or if the Central Bank has imposed a moratorium on payments by the bank. The basis of the deposit insurance contribution is the quarterly average of daily balances of retail deposits. Standard contribution premiums cannot exceed 0.15% of the contribution basis. In certain circumstances, the premium can be increased up to 0.3% of the contribution basis, but not for more than two quarters per every 18 months. When the size of the insurance fund reaches 5% of total retail deposits of all Russian banks, all succeeding contribution premiums cannot exceed 0.05% of the contribution basis, and when the size of the insurance fund exceeds 10% of all Russian banks’ retail deposits, no contributions need to be made, but they resume once the insurance fund falls below the 10% threshold.

In response to the turmoil that the Russian banking sector experienced from April through July 2004, the Federal Law No. 96-FZ of July 29, 2004 (the ‘‘Uninsured Deposits Law’’) established a protection system for retail clients of the banks that did not participate in the retail deposit insurance system. See ‘‘Item 3—Key Information—Risk Factors—Risks Relating to the Russian Federation—Economic Risks—Economic instability in Russia could adversely affect our business.’’ The Uninsured Deposits Law contemplates, among other things, that the Central Bank will make payments to the private depositors of insolvent Russian banks if such banks have not been admitted to the system of the insurance of private deposits prior to their bankruptcy. Under the Uninsured Deposits Law, the protection for each client is limited to RR190,000 per bank. Having made the payment to the private depositor, the Central Bank assumes its rights against the bank and receives the same priority in bankruptcy as the private depositor.

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

Under current legislation, the Central Bank has the following major functions:

Function	Summary

Issuing money and regulating its circulation	The Central Bank is the sole issuer of Russian ruble banknotes and regulates their circulation. The Central Bank plans and arranges for the printing of banknotes and the engraving of coins, establishes the rules for their transportation and storage and regulates operations with cash.

Financing/Monetary policy	The Central Bank establishes interest rates for its financings, refinances credit organizations, performs currency interventions, establishes reserve requirements for the banks, sets capital adequacy and similar ratio requirements for banks, issues its own bonds (which can be offered to credit organizations only) and trades in the secondary market for government securities.

Transactions with banks	The Central Bank renders decisions on the state registration of banks; registers securities issued by banks; extends loans to banks; maintains correspondent accounts of banks in rubles; purchases and sells Russian state securities, Central Bank bonds, certificates of deposit, precious metals and natural gems; purchases and sells foreign currencies and payment documents in foreign currencies issued by Russian and foreign banks. Unless otherwise directly provided by federal laws, the Central Bank is not permitted to participate in charter capital of banks.

Function	Summary

Implementing the federal budget and debt service	Under the Central Bank Law, the Central Bank is prohibited from extending loans to the government in order to finance the state’s budget deficit or purchasing state securities in the primary market, unless a specific exception is created by the federal budget. However, the Central Bank acts as a placement agent with respect to domestic government securities issued by the Ministry of Finance of Russia, maintains budget accounts and acts as an agent for servicing of Russia’s domestic state debt.

Exchange control	The Central Bank regulates dealing and settlements in rubles, foreign currency operations in Russia and by Russian residents abroad, administers Russia’s gold and currency reserves and establishes the regimes for ruble and foreign currency accounts of residents and non-residents in Russia.

Licensing	The Central Bank is responsible for issuing, suspending and revoking banking licenses of credit organizations.

Banking control and supervision	The Central Bank is responsible for monitoring and controlling banks’ compliance with ratios and reserve requirements that it sets. The Central Bank imposes administrative sanctions for violations of banking legislation by credit organizations operating in Russia. The Central Bank sets out standards for financial, accounting and statistical reporting by credit organizations in Russia. The Central Bank appoints the temporary administration of banks that are facing insolvency.

The Central Bank is authorized to enter into transactions with credit organizations, foreign banks and the government in order to perform the functions outlined above.

The Central Bank has a number of supervisory roles (described below). However, other state authorities also regulate credit organizations in Russia. For instance, the FSFM issues licenses to banks acting as brokers, dealers or custodians in the Russian securities market. Tax authorities supervise tax assessments of banks. The Federal Antimonopoly Service controls mergers of credit organizations and acquisitions of participation interest in a credit organization as well as disposals of assets of a credit organization in the amount established by the Government.

Banking Supervision

Under the Central Bank Law and the Banking Law, the Central Bank is authorized to adopt binding regulations concerning banking and currency operations. The Central Bank has actively used this power in recent years, creating a detailed and extensive body of regulations. Some of the principal features of the supervisory regime governing banks in Russia are set out below.

Mandatory Economic Ratios

The Central Bank is authorized to introduce various capital adequacy and liquidity requirements applicable to banks. Such requirements currently exist in the form of the relevant mandatory economic ratios described in Regulation No. 110-I of the Central Bank ‘‘On the Banks’ Mandatory Economic Ratios.’’ Set out below is the system of the mandatory economic ratios, which must be observed by the banks on a daily basis and regularly reported on to the Central Bank. Unless stated otherwise, all ratios described below are calculated on the basis of RAR, as formulated under the applicable Russian laws and the Central Bank regulations.

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
Instant liquidity ratio (N2)	This ratio is intended to limit the bank’s liquidity risk within one operational day. It is formulated as the minimum ratio of a bank’s highly liquid assets to its liabilities payable on demand.	Minimum 15%
Current liquidity ratio (N3)	This ratio is intended to limit the bank’s liquidity risk within 30 calendar days preceding the date of the calculation of this ratio. It is formulated as the minimum ratio of a bank’s liquid assets to its liabilities payable on demand and liabilities with terms of up to 30 calendar days.	Minimum 50%
Long-term liquidity ratio (N4)	This ratio is intended to limit the bank’s liquidity risk arising from placement of funds into long-term assets. It is formulated as the maximum ratio of the bank’s credit claims maturing in more than one year to the sum of its capital base and liabilities maturing in more than one year.	Maximum 120%

Mandatory Economic Ratios	Description	Central Bank Mandatory Economic Ratio Requirements
Maximum exposure to a single borrower or a group of related borrowers (N6)	This ratio is intended to limit the credit exposure of a bank to one borrower or a group of related borrowers (defined as persons who belong to the same banking or financial industrial group, are close relatives, or persons who can directly or indirectly materially influence the decisions of legal entity borrowers). It is formulated as the maximum ratio of the aggregate amount of the bank’s various credit claims against a borrower (or a group of related borrowers) to its capital base.	Maximum 25%
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

Liquidity support by the Central Bank

Under the Central Bank Law and the Banking Law, the Central Bank is authorized to disburse loans and place deposits with credit organizations that meet certain requirements with respect to, among other things, financial stability, absence of overdue liabilities toward the Central Bank and the Central Bank’s ability to directly debit the credit organization’s correspondent account, in order to support such credit organizations’ liquidity position. The Central Bank’s loans are required to be either secured with a pledge of certain securities or receivables specified by the Central Bank or backed with suretyship of companies specified by the Central Bank. The interest rates on the loans offered by the Central Bank range from 0% for intra-day loans to 11% for overnight loans pursuant to the Central Bank Regulation No. 122-P of October 3, 2000, the Central Bank Regulation No. 236-P of August 4, 2003, the Central Bank Regulation No. 273-P of July 14, 2005, and the Central Bank Regulation 1734-U of October 20, 2006. The Central Bank’s deposits are placed on the basis of results of auctions arranged by the Central Bank. Such deposits may be either at fixed rates determined prior to the auction or at fixed or floating rates set during the auctions. Depending on the type of deposit offered, the Central Bank establishes specific requirements as to request forms and deposits’ amounts, terms and interest rates, pursuant to the Central Bank Regulation No. 203-P of November 5, 2002.

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

Provisioning and loss allowances

The Central Bank has put in place rules concerning creation of allowances for loan losses for loans extended by banks. Russian credit organizations are required to calculate and establish their allowances for loan losses in accordance with the Central Bank Regulation No. 254-P, dated March 26, 2004. This regulation requires credit organizations to rank their loans into five categories: quality I category (standard loans)—the absence of credit risk; quality II category (non-standard loans)—moderate credit risk; quality III category (doubtful loans)—considerable credit risk; quality IV category (problem loans) —high credit risk; quality V category (bad loans)—absence of probability that the loan will be repaid. The allocation of the loan into a particular group should be made on the basis of a professional judgment. The range of loans that must be provided for includes rights assigned under contracts, mortgages acquired in the secondary markets, claims relating to the purchase of financial assets with deferred payment, rights under repo contracts (if such repo contracts are concluded in respect of unlisted securities) and some other operations. Loans classified as category I loans (standard loans) need not be provided for. Category II through V loans entail the following provisions, respectively: (i) 1% to 20%; (ii) 21% to 50%; (iii) 51% to 100%; and (iv) 100%.

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

Pursuant to the Central Bank Letter No. 19-T dated February 10, 2006, credit organizations must also prepare financial statements in accordance with IFRS on the basis of financial statements prepared in accordance with RAR and submit them to the Central Bank prior to July 1 of the following year. The Central Bank Letter No. 119-T dated 7 September 2006 recommends that the Central Bank’s territorial departments compare similar line items of IFRS and RAR financials, identify material discrepancies between these line items and use the results of such comparison for the purposes of banking supervision.

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

Similarly, if the Central Bank fails to respond to the License Revocation Petition within two months of its submission, such persons can then file an Insolvency Petition to the arbitrazh court. If the Central Bank rejects the License Revocation Petition, it may be liable for any losses a creditor incurs as a result of the non-revocation of the license. Upon revocation of the credit organization’s license, the Central Bank must appoint a temporary administration for the credit organization if such temporary administration is not already in place. The appointment of the temporary administration lasts until the appointment of a receiver. See ‘‘—Appointment of a Receiver’’ under this Item. Additionally, upon revocation of the credit organization’s license, the credit organization may not enter into new transactions or perform transactions pursuant to existing obligations except in the limited cases set forth under the Banking Law.

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

Appointment of a Receiver

After the arbitrazh court declares a credit organization insolvent:

•	if the credit organization did not hold a retail banking license, the court appoints a Central Bank − accredited receiver;

•	if the credit organization held a retail banking license, the Deposit Insurance Agency acts as the receiver.

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

Priority of Claims

Under the Bank Insolvency Law and the Insolvency Law, the claims of creditors of a credit organization rank in the following order of priority:

•	claims related to the administration of insolvency proceedings, including salaries of personnel involved in insolvency proceedings, utilities bills, legal expenses and other payments;

•	first priority claims, including:

−	claims in tort for damages in respect of physical persons’ life or health, as well as moral damages;

−	claims of retail depositors and individuals holding current accounts (except for individual entrepreneurs);

−	claims of the Deposit Insurance Agency in respect of deposits and current accounts transferred to it pursuant to the Deposit Insurance Law; and

−	claims of the Central Bank relating to the Central Bank payments to retail depositors of insolvent credit organizations that are not participants in the deposit insurance system;

•	claims under employment contracts and other social benefits and copyright claims;

•	claims secured by a pledge of the credit organization’s assets. Any residual claims of secured creditors that remain unsatisfied after the sale of such collateral rank pari passu with claims of unsecured creditors;

•	claims of all other creditors except for claims of subordinated creditors; and

•	claims of subordinated creditors.

Claims of each category of creditors must be satisfied in full before claims of the next category may be considered.

Completion of Insolvency Proceedings

Upon the collection of debts and satisfaction of claims, to the extent possible, the receiver submits a report to the arbitrazh court, which in turn extends or closes the insolvency proceedings.

Other banking laws and regulations

Credit Histories

In December 2004, the Federal Law ‘‘On Credit Histories’’ was passed. This law provides for the establishment of ‘‘credit bureaus’’ that will maintain a database of borrowers’ credit histories. The law requires all credit organizations, starting from September 1, 2005, to provide at least one credit bureau with the credit histories of all borrowers that have consented to the distribution of their credit histories. The borrower’s credit history will consist of both public and confidential parts and must include, among other facts, information on the borrower’s outstanding debt and interest on it, the terms of repayment and any legal proceedings involving the borrower in respect of loans and credits. The borrower’s credit history may be distributed to a third party who obtained the borrower’s consent, which is valid within one month from the date thereof. The general catalog of credit histories is maintained by the Central Bank and includes cover pages of all credit histories and credit bureaus that maintain the respective credit histories. The credit bureaus are supervised by the FSFM. Following enactment of this law, a number of credit bureaus have been established.

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

Currency Control

Notwithstanding significant recent liberalization of the Russian currency control regime, the Currency Law still contains a number of limitations. In particular, bank accounts denominated in any currency with banks located in countries which are not OECD or FATF member states are subject to the prior registration of such bank accounts with the Russian tax authorities in accordance with the procedure prescribed by the Government. The Currency Law also provides for a list of currency operations in relation to which the Central Bank can introduce ‘‘special account’’ requirements (the Currency Law provides, however, that, if the procedure for carrying out currency operations (including ‘‘special account’’ requirements) is not introduced by the Central Bank, such currency operations can be carried out freely, and further, all ‘‘special account’’ requirements are scheduled to cease to apply altogether after January 1, 2007). Moreover, certain currency control restrictions will not be repealed from January 1, 2007, including general prohibition of foreign currency operations between Russian companies (except for the operations specifically listed in the Currency Law and the operations between the authorized banks specifically listed in the Central Bank regulations) and the requirement to repatriate, subject to certain exceptions, export-related earnings in Russia.

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

One of the main obligations of banks under the Anti-Money Laundering Law is the control function that involves identification of banks’ clients, information gathering with respect to client’s operations and reporting of specific operations to the Federal Service for Financial Monitoring, the anti-money laundering authority in Russia. The Anti-Money Laundering Law requires that banks control any operations with money or other property if the sum of such operation is equal to or exceeds RR600,000 (or its equivalent in foreign currencies) when such operation involves any of the following: cash transactions, transactions when one of the counter-parties is resident or has a bank account in a country that does not participate in international efforts to combat money-laundering (which generally corresponds to the ‘‘black list’’ issued by FATF), making certain bank deposits that do not identify beneficiaries, and other similar transactions involving precious stones, precious metals and other property. Banks also must control any operations with real estate if the sum of such operation is equal or exceeds RR3 million (or its equivalent in foreign currencies). In addition, banks are required to control any operation involving any individual or organization that is known to participate in terrorist activities and any legal entity controlled by them or their agents. If bank officers suspect that an operation is conducted in order to legalize any funds received as a result of illegal activity or to finance terrorist activities, they are required to report such operations whether or not they qualify as controlled operations. Banks are not allowed to inform clients that transactions are being reported to the Federal Service for Financial Monitoring.

Opening and Closing of Accounts and Deposits

On October 18, 2006 the CBR adopted the Regulation No. 28-I effective 30 days after its publication. This Regulation established procedures for the opening and closing of accounts and deposits and replaces fragmented, rudimentary and diverse regulation, which existed from 1986.

Selected Statistical Information

Average balance sheets and interest rates

The following table shows major assets and liabilities as at December 31, 2004 and 2003, together with their respective interest amounts and rates earned or paid during 2004 and 2003 by Bank Zenit.

	Average balance(1)		Interest income/expense		Average yield/rate
	2004	2003	2004	2003	2004	2003
	(in RR millions)				(%)
Interest earning assets
Cash and cash equivalents	4,361	1,664	11	8	0.3	0.5
Due from other banks	1,709	1,150	105	72	6.1	6.3
Trading and available-for-sale securities(2)	4,632	2,722	545	332	13.0	12.2
Loans and advances to customers(3)	21,848	18,348	2,708	2,061	12.4	11.2
Total interest earning assets	32,549	23,884	3,369	2,473	10.4	10.3
Cash and cash equivalents	4,311	3,227
Mandatory cash balances with the Central Bank	1,134	1,397
Other non-interest bearing assets	440	626
Intercompany balances, net	1,071	1,465
Total assets	39,505	30,599
Liabilities and shareholders' equity
Interest bearing liabilities
Customers deposits	9,311	7,019	579	545	6.2	7.8
Due to other banks(4)	5,909	2,953	293	177	5.0	6.0
Other borrowed funds	498	533	36	9	7.2	1.7
Securities issued by the bank	7,707	6,596	775	582	10.1	8.8
Eurobonds issued	2,954	2,915	301	159	9.3	5.5
Total interest bearing liabilities	26,379	20,016	1,984	1,473	7.5	7.4
Demand deposits(5)	3,594	4,052
Other non-interest bearing liabilities	102	552
Intercompany balances, net	3,722	1,512
Total liabilities	33,796	26,132
Shareholders' equity	5,709	4,467
Total liabilities and shareholders’ equity	39,505	30,599
Net interest income			1,430	1,000
Interest spread					2.8	2.9
Net yield on interest earning assets					4.3	4.2
Interest earning assets to interest bearing liabilities					123.4	119.3

(1)	Average balances are based only on the respective year-end data.

(2)	Including available-for-sale securities amounting to RR287 million in 2004.

(3)	Loans and advances to customers include overdue and non-accruing loans, net of provisions for loan impairment. See ‘‘—Provisions for Loan Impairment’’ below.

(4)	Including correspondent accounts amounting to RR1,570 million, with a 0.6% average yield and interest income amounting to RR10 million. Correspondent accounts were not significant in 2003.

(5)	Including legal entities accounts amounting to RR2,966 million, with a 0.2% average yield and interest income amounting to RR4.46 million. Legal entities accounts were not significant in 2003.

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

The tables below summarize the effective average period-end interest rates, by major currencies, for monetary financial instruments outstanding as at December 31, 2004 and 2003. The analysis has been prepared for the various instruments using period end contractual rates.

	2004		2003
	U.S.$	RR	U.S.$	RR
	(in millions)
Assets
Cash and cash equivalents	0.9	2.9	0.3	0.3
Trading securities	7.5	10.9	6.5	15.3
Available-for-sale securities	—	—	—	6.7
Due from other banks	4.3	7.4	1.8	5.4
Loans and advances to customers	11.1	13.8	11.8	14.2
Liabilities
Due to other banks	5.4	9.4	6.4	5.5
Customer term accounts	5.7	6.5	6.0	8.8
Securities issued by Bank Zenit	6.2	9.0	7.9	10.1
Eurobonds issued	9.3	8.7	9.3	—
Other borrowed funds	9.1	—	6.8	—

Trading securities

The following table sets forth the book value of trading securities as at December 31, 2004 and 2003:

	December 31,
	2004	2003
	(in RR millions)
Ruble denominated securities
Corporate bonds	2,878	656
Promissory notes	630	558
Municipal bonds	1,243	67
Corporate shares	215	61
Federal loan bonds (OFZ)	125	—
Tatneft bonds	330	15
Tatneft shares	239	190
U.S. dollar and other foreign currency denominated securities
Corporate Eurobonds	303	713
Russian Federation Eurobonds	138	197
Vnesheconombank (‘‘VEB’’) 3% coupon bonds	20	50
Ukraine bonds (in Ukrainian grivna)	63	—
U.S. dollar-denominated securities sold under repurchase agreements
Tatneft GDRs	—	—
Russian Federation Eurobonds	57	138
VEB 3% coupon bonds	—	—
Corporate Eurobonds	542	—
Total trading securities	6,783	2,645

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

Available-for-sale securities

The following table summarizes the book value of available-for-sale securities as at December 31, 2004 and 2003:

	December 31,
	2004	2003
	(in RR millions)
Ruble-denominated securities
Promissory notes	—	275
Corporate shares	—	7
Corporate bonds	317	—
Total available-for-sale securities	317	282

Corporate shares held at December 31, 2004 include unquoted shares of Russian companies owned by Bank Zenit through other companies that hold the legal title for those shares.

Loans and advances to customers

Bank Zenit’s loans and advances to customers as at December 31, 2004 and 2003 are as follows:

	December 31,
	2004	2003
	(in RR millions)
Current loans	26,051	18,595
Overdue loans(1)	485	465
Less: Provision for bad and doubtful debts	(1,015)	(712)
Total loans and advances to customers	25,521	18,348

(1)	Loans are classified as overdue when principal repayments are past their contractual due date.

Analysis of Loans to Customers by Type of Customer

Economic sector risk concentrations within the customer loan portfolio as at December 31, 2004 and 2003 are summarized in the table below.

	December 31,
	2004		2003
	Amount	% of total customers loan portfolio	Amount	% of total customers loan portfolio
	(in RR millions)
Trade, retail and food	11,945	45	9,076	47
Manufacturing	4,737	18	3,268	17
Finance	3,739	14	2,420	13
Oil and gas	1,996	8	1,345	8
Construction(1)	1,293	5	—	—
Agricultural	860	3	1,512	8
Individuals	307	1	242	1
Other(2)	1,659	6	1,197	6
Total loans and advances to customers (aggregate amount)	26,536	100	19,060	100

(1)	The construction sector was not significant as at December 31, 2003.

(2)	Including the primary production sector, accounting for RR107 million as at December 31, 2004 and the telecommunications sector, accounting for RR50 million as at December 31, 2004. The share in other sectors of the primary production and the telecommunications sectors was not significant as at December 31, 2003.

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

Movements in loan impairment provisions

The following table shows movements in loan impairment provisions for each of the three years ended December 31, 2004 and 2003.

	Year Ended December 31,
	2004	2003
	(in RR millions)
Loan impairment provision at January 1	741	947
Charge for loan impairment during the year	284	(235)
Effect of inflation	(10)	—
Loan impairment provision at December 31	1,015	712

In addition, a further RR8 million (RR1 million in 2003) of loan impairment provisions is held in respect of amounts due from banks as of December 31, 2004.

Summary of loan impairment provisions by economic sector.    The following table summarizes loan impairment provisions on loans to customers by economic sector as at December 31, 2004 and 2003.

	Year Ended December 31,
	2004		2003
	Amount (in RR millions)	% of total loan impairment provision	Amount (in RR millions)	% of total loan impairment provision
Trade, retail and food	559	55	407	58
Manufacturing	172	17	104	15
Finance	69	7	37	5
Construction(1)	49	5	—	—
Oil and gas	43	4	37	4
Agricultural	40	4	58	8
Individuals	19	2	14	2
Other(2)	64	6	55	8
Total loan impairment provisions	1,015	100	712	100

(1)	The loan portfolio of the construction sector was not significant as at December 31, 2003.

(2)	Including the primary production sector, accounting for RR29 million as at December 31, 2004 and the telecommunications sector, accounting for RR1 million as at December 31, 2004. The share in other sectors of the primary production and the telecommunications sectors was not significant as at December 31, 2003.

Funding

The main sources of Bank Zenit’s funding are deposits from corporate clients and other banks, promissory notes and other debt securities issued by Bank Zenit and inter-bank borrowings.

Customer Accounts

The following table summarizes customer deposit accounts as at December 31, 2004 and 2003.

	Year Ended December 31,
	2004	2003
	(in RR millions)
State and public organizations
Current/settlement accounts	417	148
Term deposits	14	33
Other legal entities
Current/settlement accounts	6,847	3,464
Term deposits	8,863	4,152
Individuals
Current/demand accounts	816	439
Term deposits	3,824	2,835
Total customer accounts	20,781	11,071

Other borrowed funds

The following table summarizes borrowed funds by type as at December 31, 2004 and 2003.

	As of December 31,
	2004	2003
	(in RR millions)
Syndicated loan from non-residents	455	483
Term borrowings from shareholders	—	50
Total other borrowed funds	455	533

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

Competition

The Russian market for financial and banking services is also highly competitive. Although the Russian banking industry is dominated by a few Moscow-based banks, according to the Central Bank, 1,211 banks and other non-bank credit organizations were licensed to conduct banking transactions in Russia as of September 1, 2006. The total assets of banks in Russia were RR12.1 trillion and the twenty largest banks accounted for 63.5% of all banking sector assets (under RAR) in Russia. Due to the large number of banks in Russia and the varying focuses of many of those banks, Bank Zenit faces competition from different banks in each of the business sectors and various regions of Russia in which it operates. In the corporate banking sector, Bank Zenit’s primary competitors are Alfa Bank, MDM Bank and OAO Uralsib Bank. In the investment banking sector, Bank Zenit’s primary competitors are Alfa Bank, MDM Bank and Investment Bank ‘‘Trust.’’ In the private banking sector, Bank Zenit’s primary competitors are Financial Corporation NIKoil, Rosbank, Alfa Bank, ING Bank (Eurasia) ZAO and Raiffeisen Bank Austria LLC. Currently, we do not view Bank Zenit as having a competitive position in the Russian retail banking sector. Russian banks expect to face increased competition as a result of recent and proposed Russian banking reforms, which are likely to facilitate further entry of experienced international banks into the Russian market. In addition, many of our banking competitors possess greater resources, both in terms of assets and business volume, and have better access to funding, making them less vulnerable to economic downturns.